

equinor





2020

Annual report and Form 20-F



We are Equinor

We are an international energy company
committed to playing a leading role in the
energy transition – providing for continued
value creation in a net zero future.

**We energise the lives
of 170 million people.**

Every day.

Apodi Solar, Brazil

We continue to pursue our strategy of always safe, high value and low carbon. To position ourselves as a leading company in the energy transition, we are accelerating value growth in renewable energy, positioning for low carbon solutions and focusing and optimising our oil and gas business.

Below are some key figures from 2020.



2,070 mboe
per day
- oil and gas
equity production



1,662 GWh
Renewable energy
equity production



2.3 TRIF
Total recordable
injury frequency
(TRIF - per million hours worked)



0.5 SIF
Serious incident
frequency
(SIF - per million hours worked)

Always safe,
high value,
low carbon



8.0
CO_2 intensity
for the upstream oil and gas portfolio
(operated 100%, kg CO_2 per boe)



USD **10.9** billion
Cash flow
from operations after tax



USD **3.4** billion
Capital distribution
including dividends paid and
share buy-backs



21,245
Employees
across more
than 30 countries

2020 highlights

January:

Official opening of the Johan Sverdrup field by the Prime Minister and prolonged life for Statfjord to 2040. Announced ambition to cut absolute emissions in Norway to near zero by 2050.

February:

Launch of global climate roadmap with ambition to reduce net carbon intensity, grow renewable energy capacity tenfold by 2026 and reach carbon neutral global operations by 2030.

March:

Covid-19 Task Force established as corporate project to handle both short-term immediate response and long-term implications. Launch of USD 3 billion action plan to strengthen financial resilience and suspension of the share buy-back programme.

April:

Approval of the PDO for Hywind Tampen and launch of a new organizational unit focusing on improved value creation on late life fields on the NCS. Executed a total of USD 5 billion in the debt capital market.

May:



Divested minority shareholding in Lundin Energy AB. Final investment decision (FID) for the transport and storage of CO_2 project Northern Lights. Executed a total of USD 1.5 billion in the debt capital market.

June:

Agreement on way forward for Krafla, Fulla and North of Alvheim on the NCS. Launch of maritime climate ambitions and FID on partially electrification of the Sleipner field.

July:

Plan for the world's first at scale clean hydrogen plant with Hydrogen to Humber Saltend in the UK. Discovery of gas and condensate in the Kvitebjørn field.

August:



Anders Opedal announced as new president and CEO of Equinor from 2 November. First logistics operation conducted with a drone to Troll A.

September:

Partnering with bp in US offshore wind to capture value and create platform for growth. Submission of PDO of the Breidablikk field. Fire at Hammerfest LNG causing the plant to be closed for up to a year.

October:

Publication of externally led review of Equinor's investments in the US. Construction started for the world's largest floating wind farm, Hywind Tampen. Two discoveries of oil offshore Newfoundland Canada.

November:

New corporate structure and corporate executive committee announced. Equinor sets ambition to reach net-zero emissions by 2050, including emissions from production and use of energy. Financial close on Dogger Bank A and B.

December:

Snorre Expansion on stream ahead of schedule. Farm down of 10% in Dogger Bank A and B. Go-ahead for the Northern Lights project with the governments funding decision. Equinor acquires interests in conventional onshore assets in Russia.

Annual report at a glance

To better facilitate for an overview of the report, Equinor presents key events and results for 2020 and early 2021. For further details please see the reference pages for each item.

Changes to reporting segments in section 2.2

Equinor announced changes to the reporting segments, corporate structure and the Corporate Executive Committee. Also, from 1 June 2021, NES will be renamed to Renewables (REN). Read more about Equinors segments in note 3 Segments in the Consolidated financial statements.

E&P Norway in section 2.3

Production from the Johan Sverdrup field is expected to increase to 535,000 barrels per day by mid-2021.

E&P International in section 2.4

Equinor's entitlement production outside Norway and US was 14% of Equinor's total entitlement production in 2020.

E&P USA in sections 2.5 and 2.10

On 9 October, Equinor published its report from the review into its US investments. The main objective of the report was to identify learning and improvements, and the work was led by PwC. The report showed that the accumulated net loss, including impairments, for all Equinor's activities in the USA was USD 21.5 billion up until 2019, which have increased to USD 25 billion at the end of 2020 following the negative results in E&P USA in 2020.

MMP in section 2.6

On 28 September 2020, a fire in the air inlet at a turbine at the LNG plant at Melkøya was reported and on 2 December, a fire at the methanol plant at Tjeldbergodden was reported.

NES in section 2.7

In 2020, Equinor participated in offshore wind and solar assets with a total capacity of 1.3 gigawatts, of which 0.75 gigawatts are operated by Equinor. Equinor equity generation capacity is 0.5 gigawatts. The equity renewable power generation in 2020 was 1.7 terawatt hours.

Operational performance in section 2.9

The 2020 reserves replacement ratio was negative 5% and the corresponding three-year average was 95%.

IFRS net income in section 2.10

The Group's net income was negative USD 5.5 billion, and were largely affected by the market turbulence for liquid and gas prices. Average liquids prices were down 35% and average invoiced gas prices for Europe and North America were down 38% and 29%, respectively. For further information on prices, see also table Operational data in section 2.9 Operational performance.

Climate and the energy transition in section 2.13

Equinor sets ambitions to reach carbon neutral global operations by 2030 and to reach net-zero emissions by 2050, including emissions from production and use of energy. Since 2016 we have been testing the resilience of our portfolio against the scenarios from the IEAs World Energy Outlook (WEO) report. Further details about the portfolio sensitivity test are available in our 2020 Sustainability Report.

Impairments in section 4.1

Total impairments in E&P USA in the period 2007 till 2020 is USD 16.5 billion including impairment of goodwill of USD 1.2 billion and exploration assets USD 1.3 billion. For more information about impairments per segment, see Note 10 Property, plant and equipment to the Consolidated financial statements.

Payments to Governments in section 5.4

In 2020, Equinor paid USD 2,623 million in taxes to Norway. For further details on Payments to governments per country related to extractive activities, see section 5.4 Payments to governments.

Selected country information

Table with information per country

(in USD million)	Net operating income/(loss) Full year		Non-current assets by country[2] At 31 December		Average equity production in mboe/day Full year	
	2020	2019	2020	2019	2020	2019
Norway	3,551	10,209	42,192	40,292	1,315	1,235
Angola	435	926	725	1,564	119	137
Nigeria	96	366	131	174	29	36
Algeria	87	267	808	915	41	55
Azerbaijan	68	120	1,683	1,598	35	39
Ireland	(178)	(24)	274	478	12	15
Russia	(206)	15	973	447	14	14
Canada	(232)	98	1,527	1,672	21	22
Denmark	(251)	170	953	984	-	-
Brazil	(777)	280	8,203	8,724	51	81
Tanzania	(1,000)	(8)	2	964	-	-
UK	(1,456)	(224)	4,398	5,657	25	10
USA	(3,337)	(2,440)	13,172	17,776	403	423
Other	(223)	(454)	1,040	887	5	8
Total[1]	(3,423)	9,299	76,082	82,133	2,070	2,074

1) See Group financial statements (Net operating income in 2020 includes net impairment losses of USD 7.1 billion and exploration expenses of USD 3.5 billion)

2) Excluding deferred tax assets, pension assets and non-current financial assets.



Lotte Halvorsen and Renate Lysen, Melkøya, Norway.

About the report

This document constitutes the Statutory annual report in accordance with Norwegian requirements and the annual report on Form 20-F pursuant to the US Securities Exchange Act of 1934 as applicable to foreign private issuers, for Equinor ASA for the year ended 31 December 2020. Cross references to the Form 20-F requirements are set out in section 5.10 in this report. The Annual report on Form 20-F and other related documents are filed with the US Securities and Exchange Commission (the SEC). The (statutory) Annual report (and Form 20-F) are filed with the Norwegian Register of company accounts.

This report presents the
- Board of director's report (pages 2 – 89, 92 - 156 and 283 - 317)
- Consolidated financial statements of the Equinor group (pages 159 - 237)
- Parent company financial statements of Equinor ASA (pages 251 - 282) according to the Norwegian Accounting Act of 1998
- Board statement on corporate governance according to The Norwegian Code of Practice for Corporate Governance (NUES) (pages 115 - 156)
- Board of director's policy and report on remuneration for Equinor's leading personnel (pages 145 - 153)
- Report on payments to governments (pages 298 - 316 and page 318)

Financial reporting terms used in this report are in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and with IFRSs as issued by the International Accounting Standards Board (IASB), effective at 31 December 2020. This document should be read in conjunction with the cautionary statement in section 5.7 Forward-looking statement.

Specific requirements for Norway not included in Annual report on Form 20-F as filed with the SEC
- Section 4.3 Parent company financial statements (pages 251 - 282)
- Section 5.4 Report on payments to governments (pages 298 – 316)
- Section 5.5 Statements on this report comprising the statement of the directors' responsibilities (pages 317 and 318)
- The recommendation of the corporate assembly (page 319)
- The independent auditor's report issued in accordance with law, regulations and auditing standards and practices generally accepted in Norway (pages 159 - 162)
- The going concern assumption (page 79)
- This section About the report, which has been modified for the purpose of the Annual report on Form 20-F
- The following sections from chapter 3 Governance: 3.0 Board statement on corporate governance according to The Norwegian Code of Practice for Corporate Governance (NUES) of this report; Nomination and elections in Equinor (page 117), disclosures regarding deviation from the code in chapter 3, Introduction within section 3.1 Implementation and reporting (page 118), section 3.2 Business (page 120), section 3.3 Equity and dividends (pages 120 and 121), section 3.4 Equal treatment of shareholders and transactions with close associates (pages 121 and 122), section 3.5 Freely negotiable shares (page 122), as indicated in the second paragraph of section 3.12 Remuneration to the corporate executive committee (pages 145 - 153), section 3.13 Information and communications (page 154 and 155) and section 3.14 Take-overs (page 155).

The Equinor Annual report and Form 20-F may be downloaded from Equinor's website at www.equinor.com/reports. References in this document or other documents to Equinor's website are included as an aid to their location and are not incorporated by reference into this document. All SEC filings made available electronically by Equinor may be found at www.sec.gov.

Johan Sverdrup, NCS.



Table of contents



Process Operator Idunn Tobiassen Mauseth at Melkøya, Norway.

Introduction



The energy systems of the world are changing, and it is a sound business strategy to position Equinor to create value and be a leading company in the energy transition. We took major steps in 2020 to shape the future of our company.

Jon Erik Reinhardsen

Message from the chair of the board

Dear fellow investors,

The outbreak of the Covid-19 pandemic profoundly affected 2020. Equinor took swift actions to respond to the challenges we were faced with. Safeguarding our people and our financial position while protecting projects and operations had priority in a situation characterised by weak and volatile markets. Entering 2021, we are a robust company with the strength needed to continue our strategic development.

Equinor is well positioned to create value and take a leading role in the ongoing energy transition. In January 2020, we launched new climate ambitions to reduce the absolute greenhouse gas emissions from our operated offshore fields and onshore plants in Norway to near zero by 2050. In February, we announced our aim to achieve carbon neutral operations globally by 2030. And in November, we announced our ambition to become a net zero company by 2050.

On 2 November, Anders Opedal took on the position as President and CEO. The board has worked systematically to prepare for the CEO transition. By choosing Opedal, we are confident that we have found the best person to lead Equinor and create value for our shareholders.

The safety and security of everyone that works for Equinor has been at the top of the board of directors' agenda through these unprecedented times. I am pleased to see that there is a positive development in important safety indicators. The serious incident frequency is down and our frequency for personal injuries is declining throughout the year. However, during the second half of the year, we experienced incidents at some of our Norwegian onshore plants that call for even stronger focus. The board works closely with the Administration to support and follow up actions to improve process safety and prevent major accidents.

Equinor delivered solid operational performance in 2020, despite the extraordinary circumstances. The net operating income was negative USD 3.42 billion, compared to positive USD 9.30 billion in 2019. The change was primarily driven by low oil and gas prices.

At the outset of the Covid-19 pandemic we took forceful measures to protect our balance sheet, reducing operating costs, investments and exploration expenditure. We reduced our dividend by 67% in April. For the fourth quarter of 2020, we propose to the AGM a quarterly dividend of USD 0.12 per share, which is an increase from USD 0.11 for the third quarter.

Equinor continues to optimise the oil and gas project portfolio, with new projects to be sanctioned in 2021-2022 having an average breakeven oil price of around USD 30 per barrel. Based on this competitive portfolio, Equinor expects production growth in oil and gas.

During 2020, we have demonstrated strong ability to create value through transactions within offshore wind. Equinor entered into an agreement to farm down in the UK Dogger Bank Wind Farm A and B, and created a US-focused strategic partnership where bp agreed to farm in 50% into the Empire Wind and the Beacon Wind assets.

As of the second quarter of 2020, we report our upstream activities in the US as a separate segment. From the first quarter of 2021, we will also report our renewables segment separately.

The energy systems of the world are changing, and it is a sound business strategy to position Equinor to create value and be a leading company in the energy transition. We took major steps in 2020 to shape the future of our company. At our capital markets day in June, we will give further insight into our strategy and ambitions.

I would like to express my gratitude for our employees' hard work and commitment and thank our shareholders for their continued investment.

Jon Erik Reinhardsen
Chair of the board



Equinor is preparing for a future that will be different from the past. We aim to be a leading company in the energy transition and to build the energy industry of tomorrow.

Anders Opedal

Chief executive letter

Dear fellow shareholder,

2020 was an extraordinary year. The Covid-19 pandemic caused human suffering and impacted societies across the world. The global economy was hit, and the energy industry was affected by the unprecedented volatility in commodity prices. I am impressed by our employees' hard work during this year, and I would like to express my gratitude for their commitment to the company. As we enter the new year, we see new waves of infections and mutations of the virus, but also vaccines being rolled out giving hope for the future.

The world needs to combat climate change - even during a pandemic. My message when I became CEO of Equinor was that we shall create value as a leading company in the energy transition. Our strategic direction is still based on always safe, high value, low carbon. We are continuing our journey to reduce the carbon intensity from operations, and we are accelerating the transformation towards a broader energy company. Our ambition is to become a net zero company by 2050.

In 2020, the safety and security of our people remained our top priority. Although we observed a positive trend in some of our safety indicators, serious incidents at our onshore plants are a stark reminder that we need to further improve our safety performance. Together with our suppliers and partners, we must ensure implementation of existing safety initiatives and focus on extracting learnings from previous incidents.

Covid-19 had, in addition to the impact on our markets, a significant effect on our projects and operations. Early on, we established a forceful action plan of USD 3 billion, reducing operating costs, investments and exploration expenditure. With strong efforts across the organization, we delivered above and beyond our ambitions and achieved savings of more than USD 3.7 billion. This positions us for strong value creation and cash flow in 2021 and the years ahead.

In 2020, our net operating income was negative USD 3.42 billion compared to positive USD 9.30 billion in 2019. The decrease was primarily driven by lower oil and gas prices. We delivered adjusted earnings[1] of USD 3.94 billion before tax and USD 0.92 billion after tax.

The return on average capital employed[1] was 1.8%, and cash flow from operations after tax was USD 10.9 billion. In 2020, Equinor delivered a total equity production of 2,070 mboe per day, and organic capital expenditures[1] amounted to USD 7.8 billion.

For the fourth quarter of 2020 the board proposes a cash dividend of USD 0.12 per share, an increase from USD 0.11 for the third quarter.

We continue to have a strong project portfolio, with an average breakeven oil price of around USD 30 per barrel for projects to be sanctioned in 2021-2022. Driven by the strong opportunity set in front of us, we expect organic investments[1] to be USD 9-10 billion on average in 2021 and 2022.

The Troll C gas module and the Snorre Expansion projects came on stream in 2020. As a result of an ongoing capacity upgrade on Johan Sverdrup, the field is expected to increase daily production capacity to 535,000 barrels of oil by mid-2021. The Johan Sverdrup phase 2 project is progressing towards production start in the fourth quarter of 2022.

2020 was a year of continued value-capturing from offshore wind and good progress in low carbon through carbon capture and storage (CCS) and hydrogen. The plan for development and operation for the floating offshore wind project Hywind Tampen was approved, and Norwegian authorities announced their funding decision for the Northern Lights CO_2 storage project. In addition, Equinor is leading the H2H Saltend project, developing facilities to produce hydrogen from natural gas in combination with CCS.

Equinor is preparing for a future that will be different from the past. We aim to be a leading company in the energy transition and to build the energy industry of tomorrow.

Anders Opedal
President and CEO
Equinor ASA

---

[1] See section 5.2 for non-GAAP measures.

Strategic report

2.1
Strategy and market overview



Geir Morten Viken, Tjeldbergodden, Norway.

Equinor's business environment

Market overview
The global economic contraction for 2020 is estimated at 3.8%, which is the deepest decline since the global financial crisis a decade ago. Covid-19 infections triggered lockdowns, social distancing and travel restrictions that led to a global collapse in business sentiment and disruption in economic activity for the first half of 2020. It also sparked financial distress among businesses and households. Many governments across the world were forced to engage in unprecedented fiscal and monetary policy response to avert a deeper recession.

The global economy partially recovered in the second half of 2020 as governments eased restrictions in the third quarter. However, Western economies experienced a resurgence of the Covid-19 pandemic during the fourth quarter and were forced to reintroduce stricter virus containment measures. This hurt mobility and economic activity and will continue to do so for some months ahead. Economic activity is likely to remain subdued until the containment measures are lifted.

The estimated growth rate for USA in 2020 is negative 3.4%. Democratic control of the White House and Congress increases the potential for ambitious US fiscal stimulus for pandemic response and economic recovery in 2021. The year was also troublesome for the Eurozone, with waves of covid-19 infections, lockdowns across the continent and the UK officially leaving the trading bloc, resulting in an estimated GDP contraction of 7.2% for 2020. China's economy recovered from the depth of the pandemics in the first half of 2020 and its GDP expanded by 2.3% for 2020. If the country continues to succeed in combating virus resurgence, a fast and broad-based recovery is likely to support the global economy's fragile ascent back to pre-pandemic levels of activity.

Global economic growth is projected to recover in 2021. Looking ahead, recovery in manufacturing activity and trade could persist. Vaccination has started in many countries with hope to inoculate a high share of vulnerable people and healthcare workers during the spring. However, the global economic outlook for the first half of 2021 could remain weak and bumpy because of the intensification of the virus outbreaks, more transmissible variants and continued lockdown measures as vaccine rollout is still too slow. An economic rebound for second half of 2021 could happen if mass vaccination roll-out ramps up and more fiscal policy support with favourable spillover effects further lift global activity. Downside risks remain, including a possible worsening Covid-19 development, vaccine shortage and distribution challenges, prolonged lockdowns, premature withdrawal of fiscal aid and financial stress. Upside risks can be found in a stronger than expected impact of the expected US fiscal stimulus package and swifter mass vaccination.

Oil prices and refinery margins
2020 was a challenging year on multiple fronts, and no less for oil markets which weathered unprecedented volatility. Dated Brent reached highs of USD 69.9 per barrel as well as a low of USD 13.2 per barrel, averaging USD 41.7 per barrel for the year. The loss of demand owing to the spread of Covid-19 and subsequent mobility restrictions, macroeconomic risks, measures by the Organization of the Petroleum Exporting Countries and its allies (Opec+) and global geopolitical instability all played a part in market volatility in 2020.

The year started off with a short-lived price spike after the assassination of Iran's top general (Qasem Soleimani) on 3 January when it became clear that Iran would not retaliate. Prices also barely reacted to the conflict in Libya, where some 1 million barrels per day (bpd) of oil were removed from markets. This was explained by markets having begun worrying about oil demand rather than supply after reports of a new coronavirus being spread across China. In February, as this virus began to spread beyond Asia, the responsibility fell on Opec+ to instigate a supply cut deal to help balance markets.

In March, Opec+ struggled to find a common path when Saudi Arabia and Russia disagreed over the state of the global markets. Unable to reach an agreement, Opec+ stopped the production cuts and instead increased production from April. The timing created significant and drastic price declines as substantial volumes poured into the markets just as most of the world was beginning to impose lockdowns to stop the spread of Covid-19, thereby severely crippling oil demand.

As a result, dated Brent reached its lowest point in 2020 on 21 April, as fears of storage shortages drove prices down further. The situation was so severe that US WTI benchmark settled in negative territory for the first time ever, on 20 April, as some paper-market players at Nymex failed to exit their positions at a monthly expiry and were forced to pay others to handle the physical oil they ended up owning.

Given the gravity of the crisis, Opec+ unified later in mid-April and agreed to substantial cuts in production from May after which prices began to stabilise. Other producers, such as Canada and Norway, also agreed to reduce their production. Owing to significantly lower prices, parts of US shale production were shut in, contributing to further production decline. With subdued supply and a gradual uptick in global oil demand supported by an economic rebound in China and a gradual relaxation of mobility restrictions around parts of the world, Dated Brent climbed to an average of USD 44.80 per barrel in August.

After the summer highs, prices came under pressure yet again in September and October, as the demand recovery stalled on the back of a second wave of Covid-19 infections, and further lockdowns. A ceasefire in Libya's conflict by the end of October amplified pressure on prices, as another potential 1 million bpd of supply was about to return to markets. However, the bearish sentiment was replaced by a price rally following news of a successful Covid-19 vaccine breakthrough in early November, which increased expectations of a vaccine rollout in some countries by year-end. In addition, at the beginning of December, the Opec+ alliance agreed to raise their production only incrementally from January, as opposed to their previous plan. On those optimistic notes, Dated Brent ended the year trading at USD 50.5 per barrel.

Refinery margins
Refinery margins were unusually low in 2020. Margins were near normal in January but weakened in February as the first Covid-19 outbreak in China led to reduced products demand there. The outbreak of Covid-19 outside China was unsynchronised, hitting first Europe and then US in March. Expectations at the time were for a two-month shut-down, which would mainly affect personal mobility. That made gasoline margins collapse. Lower refinery throughput led to an expected shortage of diesel. Diesel margins therefore went high for a period, as diesel demand was expected to hold up better than gasoline. However, as jet fuel demand also collapsed, the excess jet fuel molecules had to be blended into diesel, leading to a severe oversupply and a huge global build-up of diesel inventory. Those high inventories kept diesel margins depressed for the rest of the year. In May and June, the nominal refinery margins went extremely low against the recovery in crude oil prices. However, several refineries were then running on crude oil bought very cheap during March and April and enjoyed significantly stronger actual margins. Global products demand improved from the low levels in April and May, but not to 2019 levels. This meant that there was an excess of refining capacity, which propelled refinery consolidations mainly in the US and Asia. Margins therefore stayed low for the rest of the year. There was an uptick in October when the pandemic was thought to be ending, but new outbreaks sent demand and margins lower again in November and December.

Within the product groups, the collapse in demand was most severe for jet fuel and gasoline. Demand for petrochemical feedstock, i.e. naphtha and LPG, held up a near 2019 levels, partly to produce plastics for protective gear like face masks. Demand for heavy fuel oils as bunker fuel for ships also held up well. The low refinery output kept margins for these products quite strong. As such, simple refineries with high yields of naphtha and low-sulphur fuel oil did relatively better than complex refineries with upgrading capacity.

Natural gas prices
Gas prices – Europe
The National Balancing Point (NBP) started 2020 at 3.6 USD/MMBtu, down 12% from December 2019. Gazprom reached an agreement with Naftogaz for transit of Russian gas via Ukraine, providing some assurance on stability of supply to Europe, as Nord Stream 2 is not completed. During the first quarter, a mild winter and abundant LNG added bearishness to prices. As Europe closed down on Covid-19 restrictions, gas demand fell drastically during the second quarter and prices reached levels as low as 1.4 USD/MMBtu (price for May 2020). Demand received some support during summer on above-average temperatures and as lockdowns eased. Supply remained robust and storages reached almost full capacity. During this period, Ukraine storages played an important role in providing an additional destination for gas flows. Prices recovered somewhat during the summer and averaged 3.9 USD/MMBtu in September supported by planned and unplanned outages. Cold weather in the fourth quarter helped lift demand despite tighter Covid-19 restrictions across Europe. NBP averaged 6.2 USD/MMBtu in December as LNG flows to Europe remained limited due to high JKM pricing, tightness in the Panama Canal and re-route of cargoes to Asia.

Gas prices – North America
The Henry Hub spot price averaged 2.0 USD/MMBtu for the year, down 0.5 USD/MMBtu Y/Y. Prices were in a steady decline in first half of the year amid nation-wide Covid-19 related lockdowns, warm winter, resilient production and numerous cancelled LNG export cargos. As a result, storage climbed to 20% above the five-year average by the second

quarter and pushed the average price for the month of June to a 25-year low of 1.6 USD/MMBtu. However, improved international demand for US LNG cargos and continued Y/Y decline in production, drove prices to annual highs around 2.5 USD/MMBtu in the fourth quarter. Y/Y production was down for the first time since 2016, averaging 2.56 Bcm/d.

Global LNG prices
The global LNG market has been in a liquefaction growth cycle for a few years and new supply capacity continued to enter the market at the start of the year. Market weakness was expected, but a milder than expected winter combined with the effects of lockdowns due the Covid-19 pandemic further exacerbated and led to extremely weak prices. From an average price of 3.6 USD/MMBtu in the first quarter price fell to 2.13 USD/MMBtu in the second quarter, and there were several days in May when LNG traded below 2 USD/MMBtu. At this price level many producers cannot cover operational expense, and most of these producers are in the US. As many as 170 to 180 US cargoes were over spring and summer months cancelled, and Egypt, which recently had restarted production and exports (plants mothballed in 2012 due to lack of feed gas), stopped exporting. Price over the third quarter averaged 3.6 USD/MMBtu. Due to a combination of a series of outages (Australia, US, Malaysia, Nigeria and Norway), early start of heating season in China with cold spells also affecting Japan and South Korea as well as lack of sufficient shipping exacerbated by constraints in the Panama Canal, the LNG market tightened significantly in the fourth quarter when price averaged 8 USD/MMBtu. Yearly price for 2020 averaged around 4.4 USD/MMBtu and price at the end of the year prompt LNG price at 15.1 USD/MMBtu was seen.

European electricity and CO_2 prices
Western European (United Kingdom, France, Germany, Belgium, Netherlands, Spain and Italy) electricity prices averaged 34.02 EUR/MWh in 2020, which was 23% lower than in 2019. 2020 suffered from a demand destruction linked to the coronavirus pandemics (104TWh in comparison to the 5Y average), combined with a windy first half of 2020 and a sunny second quarter. While the fourth quarter showed higher prices on the back of higher CO_2 prices, and lower temperature forecasts.

The European Union Emission Trading System (EU ETS) CO_2 price continued to strength in 2020, despite some volatility due to different coronavirus waves, as well as the rocky Brexit negotiations. The price reached a high of 33.4 EUR/t in December, with the new ambitious EU climate targets under the Green Deal being the main driver. Positive coronavirus vaccine development and a deal between UK and EU provided further support towards year-end.

Equinor's corporate strategy

Equinor is an international energy company committed to value creation in a net-zero future inspired by its vision of shaping the future of energy.

Equinor continues to pursue its strategy of always safe, high value and low carbon. To position itself as a leading company in the energy transition, Equinor is accelerating profitable growth in renewables energy, developing for low carbon solutions and focusing and optimising its oil and gas business.

The energy context is expected to remain volatile and characterised by geopolitical shifts, challenges in liquids- and gas resource replenishments, market cyclicality, structural changes to costs and increasing momentum towards low carbon. Equinor expects a continuous volatility in energy prices. Equinor's strategic response is focused on creating value by building a more resilient, diverse, and option-rich portfolio, delivered by an empowered organisation. To do so, Equinor is concentrating its strategy realisation and development around the following areas:

- **Optimise oil and gas portfolio to enhance value creation** – strengthening competitiveness and value creation while reducing emissions
- **Accelerate profitable growth in renewables energy** – leveraging our leading position in offshore wind and building on our competitive advantages
- **Develop low-carbon solutions and value chains** – using our capabilities to develop low carbon solutions and value chains



Equinor's unique position on the Norwegian continental shelf has enabled the company to develop new technologies and scale them industrially. Equinor has today a strong set of industrial value drivers:

- **Operational excellence**
- **World-class recovery**
- **Leading project deliveries**
- **Premium market access**
- **Digital leadership**

In sum, these drivers strengthen the company's competitiveness. Internationally, Equinor is increasingly expanding its new energies business and taking the role of operator, allowing the company to leverage its industrial value drivers. Across its business, Equinor is targeting opportunities that play to its strengths.

Equinor is actively shaping its future portfolio guided by the following strategic principles:

- **Cash generation capacity** – generating positive cash flows from operations, even at low oil and gas prices, in order to sustain dividend and investment capacity through the economic cycles
- **Capex flexibility** – having sufficient flexibility in organic capital expenditure to be able to respond to market downturns and avoid value destructive measures as well as ability to always prioritise projects expected to deliver greater value.
- **Capture value from cycles** – ensuring the ability and capacity to act counter-cyclically to capture value through the cycles
- **Low-carbon advantage –** maintaining competitive advantage as a leading company in carbon-efficient oil and gas production, while building a low-carbon business to capture new opportunities in the energy transition

To deliver on the strategy, Equinor has identified four key strategic enablers that will continue to support the business's needs:

- The **safety and security** of our people and the integrity of our operations is Equinor's top priority. 2020 has been an unusual year in many ways, and therefore we are extra proud to say that our safety results this year for our operations is the best we have had in this decade. However, that does not mean that we are satisfied with where we are, our vision is zero harm and we still have too many incidents. We need more forceful implementation of existing initiatives and stimulate to continuous improvement. The latter part of the year was dominated by incidents on several of our onshore plants in Norway and will be a high focus area throughout 2021 to ensure that we capture learning and implement actions to prevent similar incidents in the future.
- **Technology and innovation:** Equinor recognise technology and innovation as enablers for its strategy. This is also emphasized going forward with establishment of the new business area TDI (Technology, Digital & Innovation) from June 2021. Equinor's focus during 2020 has been on sharpening the R&D portfolio to deliver on the corporate strategy of Always safe, High value and Low carbon.

Solutions within digitalisation, automation and robotics improve safety by reducing man-hour exposure, increasing data availability and data quality for safety decisions. Tangible value creation continues being realised by utilising digital solutions. As an example, Johan Sverdrup reported NOK 2 billion (pre-tax, Equinor share) in additional revenue creation through digitalisation after first year in operations. Digital solutions furthermore increase the level of autonomy, thereby improving the value potential of our projects. Solutions that enable electrified, low manned development concepts are a central part of our portfolio moving forward. Energy efficiency, CCUS and hydrogen technologies contribute to our low carbon goals.

- **Empowered people:** Equinor promotes a culture of collaboration, innovation, and safety, guided by its values. A diverse and inclusive Equinor continues to recruit and develop employees to deliver on the future-fit portfolio ambition.
- **Stakeholder engagement:** Equinor engages with stakeholders to secure industrial legitimacy, its social contract, trust, and strategic support from stakeholders. This engagement extends to internal and external collaboration, partnerships, and other co-operation with suppliers, partners, governments, NGOs, and communities in which Equinor operates.

Equinor maintains its advantage as a leading company in carbon-efficient oil and gas production while building a low carbon business to capture new opportunities in the energy transition. Equinor believes a lower carbon footprint will make it more competitive in the future and sustainability is integrated in Equinor's strategic work.

Equinor's new climate roadmap presents a series of short-, mid- and long-term ambitions to reach net-zero emissions in 2050 and to ensure a competitive and resilient business model in the energy transition, fit for long term value creation and consistent with the goals of the Paris Agreement.

Equinor aims to:
- Have net-zero carbon emissions, from initial production to final consumption, of energy produced by 2050,
- grow renewable energy capacity tenfold by 2026, developing as a global offshore wind major, and
- strengthen its industry leading position on carbon efficient production, aiming to reach carbon neutral global operations by 2030.

Equinor expects to meet the 2050 net-zero ambition primarily through significant growth in renewables and changes in the scale and composition of its oil and gas portfolio. In addition, operational efficiency and further development of new businesses such as carbon capture, utilisation and storage (CCUS) and hydrogen are expected to be increasingly important. Equinor may also use recognised offset mechanisms and natural sinks as a supplement. To reach carbon neutral global operations, the main priority will be to reduce GHG emissions from Equinor's own operations. Remaining emissions are expected to be compensated either through quota trading systems, such as the European Union Emissions Trading System (EU ETS), or high-quality offset mechanisms. Further information can be found in section 2.13 Safety, security and sustainability.

Norwegian continental shelf – Transforming the NCS to deliver sustainable value for decades
For more than 40 years, Equinor has explored, developed, produced oil and gas from the NCS. It represents approximately 60% of Equinor's equity production at 1,3 mboe per day in 2020. NCS cash and value generation capacity will continue to be substantial going forward, even at lower oil and gas prices

Equinor will continue to improve the efficiency, reliability, carbon emissions and lifespan of fields already in production. In January 2020 Equinor announced new climate ambitions for its operated offshore installations and onshore plants in Norway. Driven by a large remaining resource potential on the NCS, the aim is to reduce the absolute greenhouse gas emissions from with 40% by 2030, 70% by 2040 and to near zero by 2050. The Hywind Tampen, Oseberg and Sleipner electrification projects have been approved in 2020 and early 2021. Also a new unit (FLX) for Late life assets on the NCS has been established. The purpose is to develop new ways of working to realize the full potential of our late life fields. The results from FLX so far are promising with increased production and reduced unit production cost. Equinor is continuing to add highly profitable barrels through increased oil and gas recovery. We are making progress towards the ambition of 60% oil recovery and 85% gas recovery for operated fields. During the last year large volumes have been matured to economical feasible. Overall volume growth is expected towards a potential historically high in production levels in 2025.

In 2020, the Johan Sverdrup field has increased its daily production capacity to around 500,000 barrels of oil per day – 60,000 barrels more than the original basis and it is expected to further increase its daily production capacity up to 535,000 barrels of oil by mid-2021. Phase 2 of the Johan Sverdrup field development is on schedule, and production start is scheduled for the fourth quarter of 2022. The PDO for Breidablikk was delivered September 2020. The field will be tied in to the Grane platform and the expected production from the field is about 200 million barrels. Snorre expansion project came on stream ahead of schedule in December 2020. This major Increased Oil Recovery project will add reserves and help extend the productive life of the Snorre field through 2040. In the next few years, Equinor will bring several large projects on stream including Martin Linge, and Johan Castberg, and the refurbished Njord in addition to a large number of subsea tiebacks.

International oil and gas – Deepen core areas and optimise the portfolio
Equinor has been growing its international portfolio for over 25 years representing approximately 40% of Equinor's equity production at 0,8 million boe per day in 2020. In 2020, Equinor made further progress in high grading and de-risking its international oil and gas portfolio, including: strengthening its onshore position in Argentina's Vaca Muerta; moving from offshore to new conventional onshore assets in Russia's Eastern Siberia; and making important discoveries in the US GoM and offshore Canada. Key projects in Equinor's international portfolio include Bacalhau (formerly Carcará), Bay du Nord, Rosebank, Vito, Peregrino phase 2, BM-C-33, North Platte, North Komsomolskoye, and Block 17 satellites in Angola.

In Brazil, Equinor is progressing on delivering a growing and competitive portfolio of high-quality assets in all development phases. In the United States, Equinor optimised its exploration portfolio in the GoM through equity share redistribution and through new lease sales.

Equinor is focused on continuing to deliver improvements on cost, cashflow, and earnings to increase competitiveness across its international portfolio. Equinor aims to reduce carbon intensity across its operated international portfolio, to an ambition level of <8kg CO_2 per boe by 2030. More information on assets in operation and projects under development internationally is provided in section 2.4 E&P International – Exploration & Production International.

New energy solutions – Developing a high value renewable business
The renewable industry is changing and growing at an unprecedented pace, presenting opportunities for decades of growth. Equinor has a strong renewable development portfolio, and we are leveraging our core competencies in managing complex oil and gas projects when growing in offshore wind. By 2026 Equinor expects to increase installed capacity from renewable projects to between 4 and 6 GW, Equinor share, mainly based on the current project portfolio. This is around 10 times higher than today's capacity, implying an annual average growth rate of more than 30% in electricity production. Towards 2035, Equinor expects to increase installed renewables capacity further to between 12 and 16 GW, depending on availability of attractive project opportunities.

Becoming a global offshore wind major
The last year has been transformational for Equinor's offshore wind portfolio. With the financial close of the 2 first phases of Dogger Bank (UK) and securing the offtake agreement in Empire Wind (US), we are on the path to becoming a global offshore wind major. Dogger Bank will be the world's largest offshore wind farm development with an installed capacity of 3.6GW - enough to supply 5% of UK electricity demand.

During the period Equinor was selected for largest-ever US offshore wind award. Empire 2 and Beacon will add 2,4 GW to the existing 816MW from Empire 1. Those 3 projects will provide renewable electricity to one of the busiest cities in the world: New York city and New York State. We have a decade of operating experience from floating offshore wind in Norway and Scotland and are currently building the Hywind Tampen project which will be the first floating windfarm connected to an oil and gas installation. Equinor believes floating wind has a large potential as up to 80 % of the world's offshore wind potential will likely require floating solutions and Equinor is already well progressed in its efforts to industrialize floating wind. Our ambition is to bring floating wind towards commerciality by 2030.

Maturing opportunities in onshore renewables
We believe in diversifying renewable business and pursuing additional growth options in new markets and geographies. Having a flexible portfolio gives us the ability to provide power from numerous renewable energy sources including offshore wind, solar and onshore wind. Over time we expect to build a profitable onshore growth platform in select power markets. Equinor is present in two solar projects in South America (Brazil

and Argentina). Equinor now owns a total of 20,776,200 shares of Scatec ASA after 2019 acquisitions, representing 13.1% of the shares and votes.

Midstream, marketing and processing – Secure premium market access, grow value creation through cycles and build a low carbon business

MMP is responsible for marketing Equinor's equity volumes of oil and gas, together with the Norwegian state's (SDFI) with the objective of maximizing value creation for both parties. Equity volumes together with SDFI volumes and additional 3rd party volumes make MMP one of the world's largest crude oil and natural gas marketers. MMP is also responsible for marketing and trading Equinor's electricity generation and green certificates. In 2019, MMP closed the acquisition of Danske Commodities, one of Europe's largest electricity traders, to support Equinor's strategy to build a renewable business. In addition, MMP is responsible for developing low carbon solutions for Equinor, with current focus on transforming natural gas to hydrogen and developing carbon capture, utilization and storage (CCUS) projects.

In 2020, MMP has made significant progress on developing low carbon solutions for a net zero future and delivered strong countercyclical trading results when the pandemic hit the oil and gas markets:

- The Northern Lights (Equinor 33,33%, operator) which is part is part of the Norwegian full-scale CCS Longship project is under development and expected to come on stream in 2024. It represents the start of commercial CCS in Europe.
- In the UK, Equinor is partner in the Northern Endurance Partnership (NEP) together with five other energy companies. The consortium is developing a CO_2 offshore transport and storage infrastructure in the UK, which will serve the proposed Net Zero Teesside project and Zero Carbon Humber project (led by Equinor) with the aim of decarbonizing these industrial clusters. In 2020, Equinor became a CO_2 storage license holder for the Endurance in the Southern UK North Sea together with BP and NGV, and the NEP partnership submitted a bid for funding further project development of the CO_2 transport and storage infrastructure through UK's government's industrial decarbonisation challenge
- In July 2020, Equinor launched the UK H2H Saltend project (part of Zero Carbon Humber) which aims to anchor the low carbon infrastructure in the area and produce hydrogen at industrial scale in the Saltend chemical park. Established hydrogen pipelines will be expanded across the Humber, transporting hydrogen for use by multiple industry and power customers.
- Progressed a plan to partially electrify the Norwegian Kårstø gas processing plant, reducing emissions by 0.5 MT CO_2.
- Strong trading results, capturing significant value in volatile markets.

Group outlook

- **Organic capital expenditures**[2] are estimated at an annual average of USD 9-10 billion for 2021-2022[3]
- Equinor intends to continue to mature its attractive portfolio of exploration assets and estimates a total **exploration activity** level of around USD 0.9 billion for 2021, excluding signature bonuses, accruals and field development costs
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2020–2026, **production growth**[4] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate) based on current forecast
- **Scheduled maintenance activity** is estimated to reduce equity production by around 50 mboe per day for the full year of 2021
- **Production**[3] for 2021 is estimated to be around 2% above 2020 level

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. We continue to monitor the impact of Covid-19 on our operations. Deferral of production to create future value, production cuts, gas off-take, timing of new capacity coming on stream, operational regularity, the ongoing impact of Covid-19 and activity level in the US onshore represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19 pandemic and we are still unable to predict the ultimate impact of this event, including impact on general economic conditions worldwide. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic. For further information, see section Forward-looking statements.

---

[2] See section 5.2 for non-GAAP measures

[3] USD/NOK exchange rate assumption of 9.0

[4] The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

2.2
Business overview

History in brief

18 September 1972

Equinor, formerly Statoil, was formed by a decision of the Norwegian parliament and incorporated as a limited liability company under the name Den norske stats oljeselskap AS. At the time owned 100% by the Norwegian State, Equinor's initial role was to be the government's commercial instrument in the development of the oil and gas industry in Norway. Growing in parallel with the Norwegian oil and gas industry, Equinor's operations were primarily focused on exploration, development and production of oil and gas on the Norwegian continental shelf (NCS).

1979 – 1981

The Statfjord field was discovered in the North Sea and commenced production. In 1981 Equinor was the first Norwegian company to be given operatorship for a field, at Gullfaks in the North Sea.

1980s and 1990s

Equinor grew substantially through the development of the NCS (Statfjord, Gullfaks, Oseberg, Troll and others). Equinor also became a major player in the European gas market by entering into large sales contracts for the development and operation of gas transport systems and terminals. During these decades, Equinor was also involved in manufacturing and marketing in Scandinavia and established a comprehensive network of service stations. This line of business was fully divested in 2012.

2001

Equinor was listed on the Oslo and New York stock exchanges and became a public limited company under the name Statoil ASA, now Equinor ASA, with a 67% majority stake owned by the Norwegian State.

2007 - 2018

Equinor's ability to fully realise the potential of the NCS and grow internationally was strengthened through the merger with Norsk Hydro's oil and gas division on 1 October 2007. Equinor's business grew as a result of substantial investments on the NCS and internationally. Equinor delivered the world's longest multiphase pipelines on the Ormen Lange and Snøhvit gas fields, and the giant Ormen Lange development project was completed in 2007.

Equinor also expanded into Algeria, Angola, Azerbaijan, Brazil, Nigeria, UK, and the US Gulf of Mexico, among others. Equinor's US onshore operations represents its largest international production outside Norway, and with the Peregrino field, Equinor is the largest international operator in Brazil.

2018 and 2019

Statoil ASA changed its name to Equinor ASA following approval of the name change by the company's annual general meeting on 15 May 2018. The name supports the company's strategy and development as a broad energy company in addition to reflecting Equinor's evolution and identity as a company for the generations to come.

The record-breaking Johan Sverdrup field came on stream in October 2019. It is powered by electricity from shore, makes it one of the most carbon-efficient fields worldwide.

2020

Equinor sets ambitions to reach carbon neutral global operations by 2030 and to reach net-zero emissions by 2050, including emissions from production and use of energy.

Equinor announced changes to the reporting segments, corporate structure and the Corporate Executive Committee (CEC) to further strengthen its ability to deliver on Equinor's always safe, high value, low carbon strategy. The changes will support improved value creation from Equinor's world-class oil and gas portfolio, accelerated profitable growth within renewables and the development of low carbon solutions.

Current activities

Equinor's access to crude oil in the form of equity, governmental and third-party volumes makes Equinor a large seller of crude oil, and Equinor is the second-largest supplier of natural gas to the European market. Processing, refining, offshore wind and carbon capture and storage are also part of our operations.

In recent years, Equinor has utilised its expertise to design and manage operations in various environments to grow upstream activities outside the traditional area of offshore production.

Equinor operates in more than 30 countries and as of 31 December 2020 employs 21,245 people worldwide.

Equinor's head office is located at Forusbeen 50, 4035 Stavanger, Norway. The telephone number of its registered office is +47 51 99 00 00.

Equinor's competitive position

Key factors affecting competition in the oil and gas industry are oil and gas supply and demand, exploration and production costs, global production levels, alternative fuels, and environmental and governmental regulations. When acquiring assets and licences for exploration, development and production and in refining, marketing and trading of crude oil, natural gas and related products, in addition to renewable energy licences and projects, Equinor competes with other integrated oil and gas companies as well as other energy companies.

Equinor continues to explore new business opportunities in offshore wind, solar, hydrogen and carbon capture, usage and storage (CCUS). Improvements in cost and technology for renewables have rapidly changed the landscape in the recent years. Equinor is a player within the renewables business with ambitious goals. Equinor's strategy is always safe, high value, low carbon and Equinor is committed to a sustainable energy future and to reach a net zero emission society.

Equinor's ability to remain competitive will depend, among other things, on continuous focus on reducing costs and improving efficiency as well as the ability to seize opportunities in new business areas within renewables and utilise new opportunities for digitalisation. It will also depend on technological innovation to maintain long-term growth in reserves and production.

The information about Equinor's competitive position in the strategic report is based on a number of sources such as investment analyst reports, independent market studies, and internal assessments of market share based on publicly available information about the financial results and performance of market players.

Where we are


Argentina
Brazil
Suriname
Venezuela
Nicaragua
Mexico
Bahamas
USA
Canada
Angola
Nigeria
Algeria
Libya
Germany
Poland
Ireland
UK
Belgium
Netherlands
Norway
Denmark
Azerbaijan
India
UAE
Tanzania
Russia
South Korea
Japan
China
Singapore
Exploration
Development & production
Marketing & trading
Refining & processing
New energy solutions
Operator of assets
Presence
Representative office

Equinor's value chain



Corporate structure

Equinor is a broad international energy company and its value chain includes most phases from exploration of hydrocarbons through developing, production and manufacturing, marketing and trading, and a growing renewables business.

Equinor's operations are managed through the following business areas: Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB). The business areas are aggregated into five reporting segments; E&P Norway, E&P International, E&P USA, MMP and Other. For more information, see Segment reporting later in this chapter.

On 14 May 2020, Equinor announced a change in its internal reporting to management, impacting the composition of Equinor's operating and reporting segments. Equinor's upstream activities in the USA are now reported separately to management, and such information is also considered to be useful to the users of the financial statements, resulting in the exploration and production activities in the USA being considered a separate operating- and reporting segment as of

the second quarter of 2020. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment.

On 16 November 2020, Equinor announced changes to the corporate structure and the Corporate Executive Committee (CEC) to further strengthen its ability to deliver on Equinor's always safe, high value, low carbon strategy. The changes are intended to support improved value creation from Equinor's world-class oil and gas portfolio, accelerated profitable growth within renewables and the development of low carbon solutions. The new corporate structure will consist of six business areas and five corporate centre units. Exploration & Production Norway (EPN) and Exploration & Production International (EPI) will be established as two new business areas. Renewables (REN) will continue as a business area, renamed from New Energy Solutions (NES). Technology, Digital & Innovation (TDI) will be a separate business area, while Projects, Drilling & Procurement (PDP) will become a more focused business area. Marketing, Midstream & Processing (MMP) will be unchanged as a business area.

The current organisational structure will remain in place until the planned implementation takes effect by 1 June 2021.

Development & Production Norway (DPN)
Managing Equinor's upstream activities on the NCS, DPN explores for and extracts crude oil, natural gas and natural gas liquids in the North Sea, the Norwegian Sea and the Barents Sea. DPN aims to ensure safe and efficient operations and transform the NCS to deliver sustainable value for many decades. DPN is shaping the future of the NCS with a digital transformation and solutions to achieve a lower carbon footprint and high recovery rates.

From 1 June 2021, DPN will be renamed to Exploration & Production Norway (EPN).

Development & Production International (DPI)
DPI manages Equinor's worldwide upstream activities in all countries outside Norway and Brazil. DPI operates across six continents covering offshore and onshore exploration and extraction of crude oil, natural gas and natural gas liquids; and implementing rigorous safety standards, technological innovations and environmental awareness. DPI's intent is to build and grow a competitive international portfolio - always safe, high value and low carbon.

From 1 June 2021, DPI will be renamed to Exploration & Production International (EPI).

Development & Production Brazil (DPB)
DPB manages the development and production of oil and gas resources in Brazil, which Equinor considers to be a core area for long-term growth. Equinor has a diverse portfolio in Brazil with activities in all development stages from exploration to production. Most of Brazil licences are in deep-water areas, some of them more than 2,900 metres deep. Equinor has been producing in Brazil since 2011 commencing with the Peregrino field, in the Campos Basin. DPB intends to grow a competitive portfolio creating value by increasing capacity and increasing recovery from mature fields, while reducing emissions and focusing on safety as priority.

From 1 June 2021, DPB will be included within the E&P International and no longer be a separate business area.

Development & Production USA (DPUSA)
DPUSA manages Equinor's upstream activities in the US and US Gulf of Mexico, both onshore and offshore exploration, development and production of oil and gas. Equinor has been present in the US since 1987. DPUSA's ambition is to develop a competitive portfolio in the US. DPUSA produced around 19% of Equinor's total equity production of oil and gas in 2020.

From 24 July 2020, the operating segment DPUSA and the reporting segment E&P USA were reported in the second quarter 2020 report and onwards.

DPUSA is managed through the business area DPI, which from 1 June 2021 will be renamed to Exploration & Production International (EPI).

Marketing, Midstream & Processing (MMP)
MMP works to maximise value creation in Equinor's global midstream and downstream positions. MMP is responsible for global marketing and trading of crude, petroleum products, natural gas and electricity, including marketing of the Norwegian State's natural gas and crude on the NCS. MMP is responsible for onshore plants and transportation in addition to the development of value chains to ensure flow assurance for Equinor's upstream production and to maximise value creation. As of 1 February 2020, Low carbon solutions such as carbon capture and storage and other low-carbon energy solutions are also a part of MMPs responsibility.



Arild Alstad, Tjeldbergodden, Norway.

New Energy Solutions (NES)
NES reflects Equinor's long-term goal to complement Equinor's oil and gas portfolio with profitable renewable energy. NES is responsible for wind farms, solar as well as other forms of renewable energy. NES aims to do this by combining Equinor's oil and gas competence, project delivery capacities and ability to integrate technological solutions.

From the first quarter of 2021, NES will be reported as a separate reporting segment in the Consolidated financial statements. From 1 June 2021, NES will be renamed to Renewables (REN).

Technology, Projects & Drilling (TPD)
TPD is responsible for field development, well deliveries, technology development and procurement in Equinor. TPD aims to deliver safe, secure and efficient field development, including well construction, founded on world-class project execution and technology excellence. TPD utilises innovative technologies, digital solutions and carbon-efficient concepts to shape a competitive project portfolio at the forefront of the energy industry transformation. Sustainable value is being created together with suppliers through a simplified and standardised fit-for-purpose approach.

From 1 June 2021, Research & Technology will be transferred to a new business area Technology, Digital & Innovation (TDI), while Project, Drilling & Procurement (PDP) will make up another business area.

Exploration (EXP)
EXP manages Equinor's worldwide exploration activities with the aim of positioning Equinor as one of the leading global exploration companies. This is achieved through accessing high potential new acreage in priority basins, globally prioritising and drilling more wells in growth and frontier basins, delivering near-field exploration on the NCS and other select areas, and achieving step-change improvements in performance.

From 1 June 2021, EXP will be included within E&P International and E&P Norway, based on the location of the exploration activities and no longer be a separate business area.

Global Strategy & Business Development (GSB)
GSB develops the corporate strategy and manages business development and merger and acquisition activities for Equinor. The ambition of the GSB business area is to closely link corporate strategy, business development and merger and acquisition activities to actively drive Equinor's corporate development.

From 1 June 2021, GSB will no longer be a separate business area, and its tasks will be covered by other corporate units.

Presentation
In the following sections in the report, the operations are reported according to the reporting segment. Underlying activities or business clusters are presented according to how the reporting segment organises its operations. See note 3 Segments to the Consolidated financial statements for further details.

As required by the SEC, Equinor prepares its disclosures about oil and gas reserves and certain other supplementary oil and gas disclosures based on geographic areas. Equinor's geographical areas are defined by country and continent and consist of Norway, Eurasia excluding Norway, Africa, US and Americas excluding US. For more information, see section 4.2 Supplementary oil and gas information (unaudited) in the Financial statements and supplements chapter.

Segment reporting
The business areas DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as growth in revenue, change in net income and long term return on assets as well as the assets' long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the

methods of distribution and regulatory environment. The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production USA (E&P USA) and MMP consist of the business areas DPN, DPUSA and MMP respectively. The business areas NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these areas.

As from the second quarter of 2020, Equinor changed its internal reporting to management, impacting the composition of Equinor's operating and reporting segments. Equinor's upstream activities in the USA are as from the second quarter reported separately to management. The fact that such information is also considered to be useful to the users of the financial statements, resulted in the exploration and production activities in the USA as of the second quarter of 2020 being considered a separate operating- and reporting segment. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment. The new structure has been reflected retrospectively with restated comparable figures.

The majority of costs within the business areas GSB, TPD and EXP are allocated to the E&P International, E&P Norway, E&P USA and MMP reporting segments. Exploration activities are managed by the EXP business area, which has the global responsibility across the group for discovery and appraisal of new resources. Exploration activities are allocated to and presented in the respective development and production business areas.

Internal transactions in oil and gas volumes occur between reporting segments before such volumes are sold in the market. Equinor has established a market-based transfer pricing methodology for the oil and natural gas intercompany sales and purchases that meets the requirements of applicable laws and regulations. For further information, see section 2.9 Operational performance under Production volumes and prices.

Equinor eliminates intercompany sales when combining the results of reporting segments. Intercompany sales include transactions recorded in connection with oil and natural gas production in the E&P reporting segments, and in connection with the sale, transportation or refining of oil and natural gas production in the MMP reporting segment. Certain types of transportation costs are reported in both the MMP, E&P USA and the E&P International segments.

The E&P Norway segment produces oil and natural gas which is sold internally to the MMP segment. A large share of the oil produced by the E&P USA and E&P International segments is also sold through the MMP segment. The remaining oil and gas from the E&P International and E&P USA segments are sold directly in the market. In 2020, the average transfer price for natural gas for E&P Norway was USD 2.26 per mmbtu. The average transfer price was USD 4.46 per mmbtu in 2019. For the oil sold from the E&P Norway reporting segment to the MMP reporting segment, the transfer price is the applicable market-reflective price minus a cost recovery rate.

The following table shows certain financial information for the five reporting segments, including intercompany eliminations for the two-year period ending 31 December 2020.

For additional information, see note 3 Segments to the Consolidated financial statements.

Segment performance

(in USD million)	For the year ended 31	
	2020	2019*
Exploration & Production Norway		
Total revenues and other income	**11,895**	18,832
Net operating income/(loss)	**3,097**	9,631
Non-current segment assets[1]	**35,833**	33,795
Exploration & Production International		
Total revenues and other income	**3,489**	6,085
Net operating income/(loss)	**(3,565)**	1,471
Non-current segment assets[1]	**17,329**	20,784
Exploration & Production USA		
Total revenues and other income	**2,615**	4,239
Net operating income/(loss)	**(3,512)**	(2,271)
Non-current segment assets[1]	**12,376**	16,774
Marketing, Midstream & Processing		
Total revenues and other income	**44,945**	60,955
Net operating income/(loss)	**359**	1,004
Non-current segment assets[1]	**4,147**	5,124
Other		
Total revenues and other income	**421**	624
Net operating income/(loss)	**(98)**	92
Non-current segment assets[1]	**4,135**	4,214
Eliminations[2]		
Total revenues and other income	**(17,547)**	(26,379)
Net operating income/(loss)	**296**	(629)
Non-current segment assets[1]	**-**	-
Equinor group		
Total revenues and other income	**45,818**	64,357
Net operating income/(loss)	**(3,423)**	9,299
Non-current segment assets[1]	**73,820**	80,691

* E&P International and E&P USA have been restated to reflect change to segments.

1) Equity accounted investments, deferred tax assets, pension assets and non-current financial assets are not allocated to segments. Right of use assets according to IFRS16 are included in Other segment.

2) Includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

The following tables show total revenues and other income by country.

2020 Total revenues and other income by country (in USD million)	Crude oil	Natural gas	Natural gas liquids	Refined products	Other	Total
Norway	20,684	5,871	4,341	4,293	1,465	**36,655**
US	3,636	1,013	728	613	474	**6,464**
Denmark	0	66	0	1,628	382	**2,076**
Brazil	76	11	0	0	7	**95**
Other	112	251	0	0	112	**475**
Total revenues and other income[1]	24,509	7,213	5,069	6,534	2,441	**45,765**

1) Excluding net income (loss) from equity accounted investments

2019 Total revenues and other income by country (in USD million)	Crude oil	Natural gas	Natural gas liquids	Refined products	Other	Total
Norway	25,106	9,525	4,674	6,334	611	**46,250**
US	7,120	1,353	1,132	1,697	229	**11,532**
Denmark	0	12	0	2,580	191	**2,783**
Brazil	1,099	19	0	0	560	**1,678**
Other	180	372	0	41	1,358	**1,951**
Total revenues and other income[1]	33,505	11,281	5,807	10,652	2,949	**64,194**

1) Excluding net income (loss) from equity accounted investments

Research and development

Technology and innovation are identified as enablers to deliver on Equinor's strategy. Equinor continually researches, develops and implements innovative technologies to create opportunities and enhance the value of its current and future assets.

Equinor's technology strategy sets the direction for technology development and implementation to meet Equinor's ambitions. Equinor prioritises and accelerates high-value technologies for broad implementation in existing and new value chains to:
- Optimise production from existing and near field resources
- Develop low carbon solutions for oil and gas
- Discover and develop prolific basins and deep-water areas
- Unlock low recovery reservoirs
- Develop renewable energy opportunities

Equinor utilises a range of tools for the development of new technologies:

- In-house research and development
- Cooperation with academia, research institutes and suppliers
- Project-related development as part of field development activities
- Direct investment in technology start-up companies through Equinor Ventures' investment activities
- Invitation to open innovation challenges as part of Equinor Innovate

For additional information, see note 7 Other expenses to the Consolidated financial statements.

Key figures

(in USD million, unless stated otherwise)	For the year ended 31 December				
	2020	2019	2018	2017	2016
Financial information					
Total revenues and other income	**45,818**	64,357	79,593	61,187	45,873
Operating expenses	**(8,831)**	(9,660)	(9,528)	(8,763)	(9,025)
Net operating income/(loss)	**(3,423)**	9,299	20,137	13,771	80
Net income/(loss)	**(5,496)**	1,851	7,538	4,598	(2,902)
Non-current finance debt	**32,338**	24,945	23,264	24,183	27,999
Net interest-bearing debt before adjustments	**19,493**	16,429	11,130	15,437	18,372
Total assets	**121,972**	118,063	112,508	111,100	104,530
Total equity	**33,892**	41,159	42,990	39,885	35,099
Net debt to capital employed ratio[1]	**36.5%**	28.5%	20.6%	27.9%	34.4%
Net debt to capital employed ratio adjusted[1]	**31.7%**	23.8%	22.2%	29.0%	35.6%
ROACE[2]	**1.8%**	9.0%	12.0%	8.2%	-0.4%
Operational data					
Equity oil and gas production (mboe/day)	**2,070**	2,074	2,111	2,080	1,978
Proved oil and gas reserves (mmboe)	**5,260**	6,004	6,175	5,367	5,013
Reserve replacement ratio (annual)	**(0.05)**	0.75	2.13	1.50	0.93
Reserve replacement ratio (three-year average)	**0.95**	1.47	1.53	1.00	0.70
Production cost equity volumes (USD/boe)	**4.8**	5.3	5.2	4.8	5.0
Average Brent oil price (USD/bbl)	**41.7**	64.3	71.1	54.2	43.7
Share information[3]					
Diluted earnings per share (in USD)	**(1.69)**	0.55	2.27	1.40	(0.91)
Share price at OSE (Norway) on 31 December (in NOK)[4]	**144.95**	175.50	183.75	175.20	158.40
Share price at NYSE (USA) on 31 December (in USD)	**16.42**	19.91	21.17	21.42	18.24
Dividend paid per share (in USD)[5]	**0.71**	1.01	0.91	0.88	0.88
Weighted average number of ordinary shares outstanding (in millions)	**3,269**	3,326	3,326	3,268	3,195

1) See section 5.2 Use and reconciliation of non-GAAP financial measures for net debt to capital employed ratio.

2) See section 5.2 Use and reconciliation of non-GAAP financial measures for return on average capital employed (ROACE).

3) See section 5.1 Shareholder information for a description of how dividends are determined and information on share repurchases.

4) Last day of trading on Oslo Børs in 2020 was 30 December.

5) For 2020, dividend for the third and for the fourth quarter of 2019 and dividend for the first and second quarter of 2020 were paid. For 2019, dividends for the third and fourth quarter 2018 and the first and second quarter 2019 were paid.

2.3
Exploration & Production Norway (E&P Norway)



Gina Krog, NCS.

Overview

The Exploration & Production Norway segment covers exploration, field development and operations on the NCS, which includes the North Sea, the Norwegian Sea and the Barents Sea. E&P Norway aims to ensure safe and efficient operations, maximising the value potential from the NCS., E&P Norway transforms the NCS using digital and carbon-efficient solutions, and considers electrification of several offshore installations.

For 2020, Equinor reports production on the NCS from 41 Equinor-operated fields and eight partner-operated fields.

Key events and portfolio developments in 2020 and early 2021:
- Equinor's production on the NCS in 2020 was largely unaffected by Covid-19 precautionary measures, such as manning limitations and quarantining. The 12-week long personnel strike at heliports along the Norwegian coast this autumn also had little impact on the annual production.
- On 9 January 2020, Equinor and the licence partners announced an extension to 2040 of the production from the **Statfjord** field in the North Sea, enabled by a planned upgrade of the three platforms and maturation of new reserves for recovery.
- On 14 January, Equinor was awarded **23** licences (14 as operator) on the NCS in the **Awards for predefined areas** round **2019** for mature areas.
- On 30 January, a new compressor was brought on stream which increased the gas processing capacity at **Troll** C. The increased capacity has made it possible to accelerate and

significantly increase production from the **Fram** field, which is tied back to Troll.
- On 8 April, the Norwegian Ministry of Petroleum and Energy approved the plans for development and operation of **Hywind Tampen**, an 88 MW floating offshore wind pilot projected to provide wind power to the **Snorre** and **Gullfaks** installations in the Tampen area of the North Sea.
- On 7 May, the Norwegian king in Council decided to reduce the oil production from the NCS from June through December. E&P Norway made corresponding cuts in the production, contributing to Norway's commitment.
- Equinor and the licence partners have decided to partially electrify the **Sleipner** field as well as other tie-ins, maximising the utilisation of power from shore to the area. A revised plan for development and operation was submitted to the authorities on 9 June.
- On 11 June, Equinor and Aker BP announced that the parties have agreed on the commercial terms for a coordinated development of the licences **Krafla, Fulla** and **North of Alvheim**. The area in the North Sea holds several oil and gas discoveries.
- On 28 September, Equinor and the licence partners submitted the plan for development and operation of the **Breidablikk** oil field in the North Sea to the Ministry of Petroleum and Energy. First oil is scheduled for first half of 2024.
- On 29 September, a fire occurred at the **Melkøya** liquefied natural gas plant in Hammerfest, reducing production by 50 000 boe/d in fourth quarter. A repaired Melkøya plant is expected to be back on stream in October 2021.

- On 18 October, Equinor and the licence partners announced the oil production from the **Johan Sverdrup** field had been ramped up to 470,000 barrels per day. The production capacity is being increased, and by the turn of the year, the oil production reached 500,000 barrels per day, which is 60,000 more than originally planned in the PDO. By mid-2021, the production capacity is expected to reach 535,000 barrels per day. The giant Johan Sverdrup field was brought on stream on 5 October 2019 and is powered from shore.
- On 12 November, Equinor and the licence partners awarded contracts for concept studies to further mature the development of the **Wisting** oil field in the Barents Sea, some 300 km off the Norwegian mainland.
- On 13 November, the first phase of the **Ærfugl** field development in the Norwegian Sea achieved first gas. The subsea development is tied back to the Skarv FPSO, some

200 km west of Sandnessjøen. Equinor holds a 36.165% non-operating stake in the licence.
- On 12 December, oil production commenced at **Snorre expansion** in the North Sea, an improved recovery project contributing to extending Snorre field life through 2040.
- On 16 December, Equinor and the licence partners submitted an updated plan for development and operation of **Statfjord Øst** to the Ministry of Petroleum and Energy. The NOK 3 billion investments are expected to improve the recovery from Statfjord Øst and contribute to extending the life of the Statfjord C platform and the Statfjord Øst field towards 2040.
- On 19 January 2021, Equinor was awarded 17 exploration licences (10 as operator) on the NCS in the **Awards for predefined areas** round **2020** for mature areas.



Troll A, NCS.

Major producing fields and field developments operated by Equinor and Equinor's licence partners


Selected Equinor operated fields
Equinor operated fields under development
Selected partner operated fields
Johan Castberg
Barents Sea
Snøhvit
Askeladd
Goliat
Hammerfest
Harstad
Aasta Hansteen
Arctic circle
Marulk
Ærfugl
Skarv
Heidrun
Norwegian Sea
Åsgard
Kristin
Trestakk
Tyrihans
Mikkel
Bauge
Njord
Ormen Lange
Trondheim
Snorre
Visund
Statfjord
Kvitebjørn
Gullfaks
Valemon
Fram
Troll
Martin Linge
Oseberg
Northern Lights
Bergen
Oslo
Ivar Aasen
Breidablikk
Grane
Gudrun
Gina Krog
Stavanger
Utgard
Johan Sverdrup
Sleipner
North Sea
Ekofisk

Fields in production on the NCS

The table below shows E&P Norway's average daily entitlement production for the years ending 31 December 2020, 2019 and 2018. Production in 2020 increased due to to new fields in production and higher flexible gas outtake, partially offset by higher unplanned losses.

Average daily entitlement production

	For the year ended 31 December								
	2020			2019			2018		
Area production	Oil and NGL mbbl/day	Natural gas mmcm/day	mboe/day	Oil and NGL mbbl/day	Natural gas mmcm/day	mboe/day	Oil and NGL mbbl/day	Natural gas mmcm/day	mboe/day
Equinor operated fields	**570**	**96**	**1,173**	461	98	1,079	470	99	1,090
Partner operated fields	**60**	**13**	**143**	65	13	147	79	16	181
Equity accounted production	**-**	**-**	**-**	9	-	9	16	-	16
Total	**630**	**109**	**1,315**	535	111	1,235	565	115	1,288



Johan Sverdrup, NCS.

The following tables show the NCS entitlement production by fields in which Equinor was participating during the year ended 31 December 2020.

Equinor operated fields, average daily entitlement production

Field	Geographical area	Equinor's equity interest in %		On stream	Licence expiry date	Average production in 2020 mboe/day
Johan Sverdrup	The North Sea	42.63		2019	2036-2037	191
Troll Phase 1 (Gas)	The North Sea	30.58		1996	2030	184
Oseberg	The North Sea	49.30		1988	2031	90
Gullfaks	The North Sea	51.00		1986	2036	85
Aasta Hansteen	The Norwegian Sea	51.00		2018	2041	75
Åsgard	The Norwegian Sea	34.57		1999	2027	62
Visund	The North Sea	53.20		1999	2034	62
Tyrihans	The Norwegian Sea	58.84		2009	2029	46
Kvitebjørn	The North Sea	39.55		2004	2031	36
Grane	The North Sea	36.61		2003	2030	29
Snøhvit	The Barents Sea	36.79		2007	2035	29
Sleipner West	The North Sea	58.35		1996	2028	28
Troll Phase 2 (Oil)	The North Sea	30.58		1995	2030	26
Statfjord Unit	The North Sea	44.34		1979	2026	24
Fram	The North Sea	45.00		2003	2024	24
Snorre	The North Sea	33.28		1992	2040	22
Gina Krog	The North Sea	58.70		2017	2032	19
Gudrun	The North Sea	36.00		2014	2028-2032	18
Mikkel	The Norwegian Sea	43.97		2003	2024	14
Valemon	The North Sea	53.78		2015	2031	13
Kristin	The Norwegian Sea	55.30		2005	2027-2033	13
Heidrun	The Norwegian Sea	13.04		1995	2024-2025	10
Norne	The Norwegian Sea	60.00		1997	2026	10
Trestakk	The Norwegian Sea	59.10		2019	2029	10
Utgard	The North Sea	38.44[1]		2019	2028	8
Morvin	The Norwegian Sea	64.00		2010	2027	8
Alve	The Norwegian Sea	53.00		2009	2029	5
Vigdis area	The North Sea	41.50		1997	2040	5
Tordis area	The North Sea	41.50		1994	2040	5
Sleipner East	The North Sea	59.60		1993	2028	5
Urd	The Norwegian Sea	63.95		2005	2026	3
Gungne	The North Sea	62.00		1996	2028	3
Statfjord North	The North Sea	21.88		1995	2026	2
Sigyn	The North Sea	60.00		2002	2022	2
Byrding	The North Sea	70.00		2017	2024-2035	1
Veslefrikk	The North Sea	18.00		1989	2025-2031	1
Statfjord East	The North Sea	31.69		1994	2026-2040	1
Sygna	The North Sea	30.71		2000	2026-2040	1
Heimdal	The North Sea	29.44		1985	2021	0
Gimle	The North Sea	70.92		2006	2023-2034	0
Tune	The North Sea	50.00		2002	2025-2032	0
Total Equinor operated fields						1,173

Partner operated fields, average daily entitlement production

Field	Geographical area	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average production in 2020 mboe/day
Ormen Lange	The Norwegian Sea	25.35	A/S Norske Shell	2007	2040-2041	58
Skarv	The Norwegian Sea	36.17	Aker BP ASA	2013	2029-2033	31
Ivar Aasen	The North Sea	41.47	Aker BP ASA	2016	2029-2036	24
Goliat	The Barents Sea	35.00	Vår Energi AS	2016	2042	14
Ekofisk area	The North Sea	7.60	ConocoPhillips Skandinavia AS	1971	2028	12
Marulk	The Norwegian Sea	33.00	Vår Energi AS	2012	2025	4
Enoch	The North Sea	11.78	Repsol Sinopec North Sea Ltd.	2007	2024	0
Tor II	The North Sea	6.64	ConocoPhillips Skandinavia AS	2020	2028	0
Total partner operated fields						**143**
Total E&P Norway including share of equity accounted production						**1,315**

1) The Utgard field in the North Sea spans the boundary between the Norwegian and UK continental shelves. The volumes pertain to the Equinor 38.44% share of Utgard on the NCS. (For the volumes pertaining to the Equinor 38% share of Utgard on the UKCS, please see section 2.4 E&P International.)

Main producing fields on the NCS

Equinor-operated fields

Johan Sverdrup (Equinor 42.63%) is a major oil field with associated gas in the North Sea, developed with four platforms: a processing platform, a drilling platform, a riser platform and a living quarter platform. Crude oil is exported to Mongstad through a 283-km designated pipeline, and gas is exported to the gas processing facility at Kårstø through a 156-km pipeline via a subsea connection to the Statpipe pipeline.

First oil was achieved in October 2019. The second phase of the Johan Sverdrup field is under development and includes a new processing platform linked to the field centre, and five new subsea templates.

Troll (Equinor 30.58%) in the North Sea is the largest gas field on the NCS and a major oil field. The Troll field regions are connected to the Troll A, B and C platforms. Troll gas is produced mainly at Troll A, and oil mainly at Troll B and C. Fram, Fram H Nord and Byrding are tie-ins to Troll C.

New compressors have increased the gas processing capacity: one compressor was brought on stream at Troll B in September 2018, and one at Troll C in January 2020. The third phase of the Troll field is under development.

The **Gullfaks** (Equinor 51%) oil and gas field in the North Sea is developed with three platforms. Since production started on Gullfaks in 1986, several satellite fields have been developed with subsea wells which are remotely controlled from the Gullfaks A and C platforms.

The **Oseberg** area (Equinor 49.30%) in the North Sea produces oil and gas. The development includes the Oseberg field centre, Oseberg C, Oseberg East and Oseberg South production platforms. Oil and gas from the satellites are transported to the Oseberg field centre for processing and transportation. Oseberg Vestflanken 2 came on stream in October 2018 and is Norway's first unmanned platform, remotely controlled from the Oseberg field centre.

The **Åsgard** (Equinor 34.57%) gas and condensate field in the Norwegian Sea is developed with the Åsgard A production and storage ship for oil, the Åsgard B semi-submersible floating production platform for gas and condensate, and the Åsgard C storage vessel for oil and condensate. Åsgard C is also storage for oil produced at Kristin and Tyrihans. In 2015 Equinor started the world's first subsea gas compression train on Åsgard. Trestakk, a tie-in to Åsgard, came on stream in July.

Visund (Equinor 53.2%, operator) oil and gas field in the North Sea is developed with Visund A semi-submersible integrated living quarter, drilling and processing unit, and a subsea installation in the northern part of the field. Visund North improved oil recovery, a subsea development with two new wells in a new subsea template, was brought on stream in September 2018.

The **Aasta Hansteen** (Equinor 51%, operator) gas and condensate field in the Norwegian Sea is developed with a floating spar platform and two subsea templates.

With the Snefrid North well at 1309 metres beneath the ocean's surface, the field development is the deepest ever on the NCS.

First gas was achieved in December 2018. In September 2019, the Snefrid North gas field was brought on stream, a subsea development with one well tied back to Aasta Hansteen.

The **Tyrihans** (Equinor 58.84%, operator) oil and gas field in the Norwegian Sea is developed with five subsea templates tied back to Kristin.

The **Snøhvit** (Equinor 36.79%, operator) gas and condensate field is developed with several subsea templates. Snøhvit was the first field development in the Barents Sea and is connected to the liquefied natural gas processing facilities at Melkøya near Hammerfest through a 160-km long pipeline. **Askeladd phase 1**, the next plateau extender of Snøhvit, is under development. Following a fire at the Melkøya plant in Hammerfest in September, first gas from Askeladd phase 1 has been rescheduled and is now expected early in 2022. Production was reduced by 50 000 boe/d in fourth quarter due to the reduced processing capacity at Melkøya after the fire. The repaired Melkøya plant is expected to be back on stream in October 2021.

Partner-operated fields
Ormen Lange (Equinor 25.35%, operated by A/S Norske Shell) is a deepwater gas field in the Norwegian Sea. The well stream is transported to an onshore processing and export plant at Nyhamna. Gassco became operator of Nyhamna from 1 October 2017, with Shell as technical service provider.

Skarv (Equinor 36.17%, operated by Aker BP ASA) is an oil and gas field in the Norwegian Sea. The field development includes a floating production, storage and offloading vessel and five subsea multi-well installations.

Ærfugl (Equinor 36.17%, operated by Aker BP) is a subsea development of the gas and condensate discoveries Ærfugl and Snadd Outer fields in the Norwegian Sea, near the Skarv field, some 200 km west of Sandnessjøen. The field is being developed in two phases and includes six new production wells which will be tied into the **Skarv** floating production, storage and offloading vessel for processing and storage. First gas was achieved on 13 November 2020.

Ivar Aasen (Equinor 41.47%, operated by Aker BP ASA) is an oil and gas field in the North Sea. The development includes a fixed steel jacket with partial processing and living quarters tied in as a satellite to Edvard Grieg for further processing and export.

Goliat (Equinor 35%, operated by Vår Energi AS, formerly Eni Norge AS) is the first oil field developed in the Barents Sea. The field consists of subsea wells tied back to a circular floating production, storage and offloading vessel. The oil is offloaded to shuttle tankers.

Ekofisk area (Equinor 7.60%, operated by ConocoPhillips Skandinavia AS) consists of the Ekofisk, Tor, Eldfisk and Embla fields.

Marulk (Equinor 33%, operated by Vår Energi AS, formerly Eni Norge AS) is a gas and condensate field developed as a tie-back to the Norne FPSO.

Exploration on the NCS
Equinor holds exploration acreage and actively explores for new resources in all three regions on the NCS, the Norwegian Sea,

the North Sea and the Barents Sea. The North Sea and Norwegian Sea continue to be the most important areas for exploration whereas the exploration activity in the Barents Sea is expected to decrease and become more focused close to existing infrastructure.

Equinor was awarded 17 licenses (10 as operator) in the Awards for predefined areas (APA) round 2020 for mature areas and completed several farm-in transactions with other companies.

In 2020, Equinor and its partners have completed 20 exploratory wells and made nine commercial discoveries.

Exploratory wells drilled[1]

| | For the year ended 31 December | | |
	2020	**2019**	**2018**
North Sea			
Equinor operated	**12**	10	5
Partner operated	**1**	2	2
Norwegian Sea			
Equinor operated	**1**	4	4
Partner operated	**4**	6	4
Barents Sea			
Equinor operated	**2**	4	2
Partner operated	**0**	0	1
Total (gross)	**20**	26	18

1) Wells completed during the year, including appraisals of earlier discoveries.

Fields and projects under development on the NCS
Equinor's major development projects on the NCS as of 31 December 2020:

Askeladd (Equinor 36.79%, operator) is the next plateau extender of the Snøhvit gas field in the Barents Sea. The development includes two subsea templates, a 42-km tie-back to **Snøhvit** and drilling of three gas producers. The project was sanctioned in March 2018. Following the fire at the Melkøya plant in September, first gas has been rescheduled and is expected early in 2022.

Breidablikk (Equinor 36.61% in Grane unit, unitisation at approval of PDO, operator) is an oil field in the North Sea. The plan for development and operation was submitted to the Ministry of Petroleum and Energy on 28 September. The field will be developed with a subsea solution tied back to the Grane platform. After being processed at Grane, produced oil will be transported to the Sture terminal. First oil is planned for first half of 2024.

Hywind Tampen (Equinor 33.28% (Snorre) and 51% (Gullfaks), operator) is an 88 MW floating offshore wind pilot being developed to provide wind power to the Snorre and Gullfaks installations in the Tampen area of the North Sea. The plans for development and operation of the were approved by the Ministry of Petroleum and Energy on 8 April. The planned eleven wind turbines, based on the Hywind technology developed by Equinor, are expected to meet around 35% of the annual power need of the five offshore platforms Snorre A, B and C and Gullfaks A and B. Construction started in October. The wind farm is expected to be brought on stream in late 2022.

Johan Castberg (Equinor 50%, operator) is the development of the three oil discoveries Skrugard, Havis and Drivis, located some 240 kilometres northwest of Hammerfest in the Barents Sea. The development includes a production vessel and a subsea development with 30 wells, ten subsea templates and two satellite structures. On 28 June 2018, the Ministry of Petroleum and Energy approved the Plan for development and operation of the field. Covid-19 precautionary measures, such as manning limitations and quarantining, have affected progress, and first oil has been rescheduled to fourth quarter 2023.

Johan Sverdrup, second phase (Equinor 42.6%, operator) is an oil and gas discovery in the North Sea. The plan for development and operation for the second phase of the Johan Sverdrup field was approved by the Ministry of Petroleum and Energy on 19 May 2019. The development includes a new processing platform linked to the field centre, five new subsea templates and 28 wells. Around one fourth of the oil from the Johan Sverdrup full field will be produced in the second phase. The project moves ahead as planned, despite a somewhat lower progress at Norwegian yards caused by Covid-19 precautionary measures, such as manning limitations and quarantining. First oil is expected in fourth quarter 2022.

Martin Linge (Equinor 70%, operator) is an oil and gas field near the British sector of the North Sea. The reservoir is complex with gas under high pressure and high temperatures. Effective as of 1 January 2018, Equinor acquired Total's interest and assumed the operatorship. The development includes a fixed steel jacket platform with processing and export facilities, with electric power to be supplied from Kollsnes. The Martin Linge hook-up and completion scope is large and complex. As reported by Equinor in October, first oil has been rescheduled to summer 2021, due to Covid-19 precautionary measures and increased scope of work on the platform, and the drilling of up to three new wells.

Njord future (Equinor 27.5%, operator) is a development to enable safe, reliable and efficient exploitation of the Njord and Hyme oil discoveries through to 2040. The development includes an upgrade of the Njord A floating platform, an optimal oil

export solution and drilling of ten new wells. As part of the upgrade, the platform will be prepared to bring the nearby fields **Bauge** and **Fenja** on stream. On 20 June 2017, the Ministry of Petroleum and Energy approved the plan for development and operation of the field. The start of oil production has been rescheduled to late 2021 due to Covid-19 precautionary measures, increased scope of work and a prolonged project execution period.

Troll phase 3 (Equinor 30.58%, operator) is expected to increase gas recovery from the Troll field and extend field life beyond 2050. The Ministry of Petroleum and Energy approved the plan for development and operation on 7 December 2018. The subsea development includes two subsea templates, eight production wells, a 36-inch export pipeline and a new process module on the Troll A platform. First gas has been rescheduled to fourth quarter 2021 due to Covid-19 precautionary measures,

Decommissioning on the NCS

Under the Petroleum Act, the Norwegian government has imposed strict regulations for removal and disposal of offshore oil and gas installations. The Oslo-Paris convention for the protection of the marine environment of the Northeast Atlantic (OSPAR), which Norway has committed to, gives requirements with respect to how disused offshore oils and gas installations are to be disposed.

Huldra (Equinor 19.87%, operator) ceased production in September 2014, after 13 years in production. The permanent plugging and abandonment of wells was finalised in 2017, and the platform was removed in May 2019. The demolition and recycling of the platform took place at Vats on the southwestern coast of Norway and was finalised in April 2020.

Ekofisk (Equinor 7.6%, operated by ConocoPhillips Skandinavia AS): In the third removal campaign, some installations were removed in 2020.

Veslefrikk (Equinor 18.0%, operator): The field is planned to be shut down in spring 2022, and the plugging of wells started early in 2021. Veslefrikk B will be towed to shore for dismantling in the autumn of 2022, and Veslefrikk A is scheduled to be removed in 2025/2026.

For further information about decommissioning, see note 2 Significant accounting policies to the Consolidated financial statements.

2.4
Exploration & Production International (E&P International)



Mariner field, UKCS.

Overview

Equinor is present in several oil and gas provinces in the world. The E&P International reporting segment covers exploration, development and production of oil and gas outside the NCS and the US.

As of second quarter of 2020, exploration and production activities in the US are being considered a separate operating and reporting segment and hence presented separately in section 2.5 E&P USA.

E&P International is present in nearly 20 countries and had production in 12 countries in 2020. E&P International produced around 17% of Equinor's total equity production of oil and gas in 2020, compared to 20% in 2019. For information about proved reserves development see section 2.9 Operational Performance under Proved oil and gas reserves.

Key events and portfolio developments in 2020 and early 2021:

- On 27 January, the extension of the production sharing agreement of **Angola Block 15** was ratified by Angolan authorities to 2032. As part of the extension agreement, the national oil company Sonangol Pesquisa e Produção, S.A. has entered the block with a 10% interest
- On 31 January, Equinor and its partner Shell Argentina S.A. have completed a joint acquisition of the 49% interest (24.5% each) in the **Bandurria Sur** onshore block in Argentina's Neuquén province
- On 14 May Equinor and its partner Shell Argentina S.A. acquired an additional 11% interest (5.5% each) in the

Bandurria Sur onshore block in Argentina's Neuquén province
- On 19 May, Equinor completed the sale of its 70% stake in **Verbier discovery** offshore UK to Jersey Oil and Gas plc
- On 1 June, the extension of the production sharing agreement of **Angola Block 17** was ratified by Angolan authorities to 2045. As part of the extension agreement, the national oil company Sonangol Pesquisa e Producao, S.A. has entered the block with a 5% interest from 2020 and an additional 5% interest from 2036
- On 3 September, Equinor was awarded three licenses in 32nd Offshore Licensing Round on the **UKCS**
- On 1 December, **Block 1/14** in **Angola** was accessed through a Risk Service Contract
- On 21 December, Equinor acquired a 49% interest in the limited liability company **KrasGeoNaC LLC** which holds twelve conventional onshore exploration and production licenses in Eastern Siberia.
- On 14 January 2021, Equinor and partner YPF S.A. entered into an agreement with Shell Argentina S.A. to jointly farm-down 30% interest in the **CAN 100 block offshore Argentina**. After the transaction Equinor holds 35% interest in the block.
- On 20 January 2021, Equinor completed the sale of a 40.81% interest in and transfer operatorship of the **Bressay** oil field development on the UK continental shelf to EnQuest Heather Ltd.
- On 29 January 2021, Equinor announced the write down of previously capitalized well costs related to Equinor's **Block 2** exploration licence in **Tanzania**.

For more information about the transactions included above see note 4 Acquisitions and disposals to the Consolidated financial statements.

International production

In production sharing agreements (PSAs), entitlement production differs from equity production. Equity production in PSAs represent Equinor's percentage ownership in a particular field, where as entitlement production represents Equinor's share of the volumes distributed to the partners in the field, which is subject to several deductions including but not limited to royalties and the host government's share of profit oil (see section 5.6 Terms and abbreviations).

Equinor's entitlement production outside Norway and US was 14% of Equinor's total entitlement production in 2020.

The following table shows E&P International's average daily entitlement production of liquids and natural gas for the years ended 31 December 2020, 2019 and 2018.

Average daily entitlement production

	For the year ended 31 December								
	2020			2019			2018		
Production area	Oil and NGL mboe/day	Natural gas mmcm/day	mboe/day	Oil and NGL mboe/day	Natural gas mmcm/day	mboe/day	Oil and NGL mboe/day	Natural gas mmcm/day	mboe/day
Americas (excluding US)[1]	**67**	**1**	**72**	98	1	103	81	0	83
Africa	**115**	**3**	**136**	137	4	165	168	6	209
Eurasia	**47**	**2**	**63**	29	3	45	21	3	40
Equity accounted production	**6**	**0**	**7**	3	0	4	0	0	0
Total	**236**	**7**	**278**	267	8	317	270	10	333

1) In 2019 and 2018, the entitlement production numbers have been restated to reflect change to segment. For US entitlement production volumes, see section 2.5 E&P USA.



Process operator Bruno Murad in the control room onboard the Peregrino FPSO in Brazil.

The table below provides information about the fields that contributed to production in 2020, including average equity production per field.

Average daily equity production

Field	Country	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production in 2020 mboe/day
Americas (excluding US)						**72**
Roncador	Brazil	25.00	Petróleo Brasileiro S.A.	2018	2025	**42**
Hebron	Canada	9.01	ExxonMobil Canada Properties	2017	HPB[1]	**13**
Peregrino	Brazil	60.00	Equinor Brasil Energia Ltda.	2011	2034[2]	**9**
Hibernia/Hibernia Southern Extension[3]	Canada	Varies	Hibernia Management and Development Corporation Ltd.	1997	HBP[1]	**8**
Terra Nova[4]	Canada	15.00	Suncor Energy Inc.	2002	HBP[1]	**-**
Africa						**192**
Block 17	Angola	22.15	Total E&P Angola Block 17	2001	2045	**88**
Agbami	Nigeria	20.21	Star Deep Water Petroleum Limited (an affiliate of Chevron in Nigeria)	2008	2024	**29**
In Salah	Algeria	31.85	Sonatrach[5] BP Exploration (El Djazair) Limited Equinor In Salah AS	2004	2027	**27**
Block 15	Angola	12.00	Esso Exploration Angola Block 15	2004	2032	**22**
In Amenas	Algeria	45.90	Sonatrach[5] BP Amoco Exploration (In Amenas) Limited Equinor In Amenas AS	2006	2027	**14**
Block 31	Angola	13.33	BP Exploration Angola	2012	2031	**9**
Murzuq	Libya	10.00	Akakus Oil Operations	2003	2035	**2**
Eurasia						**81**
ACG	Azerbaijan	7.27	BP Exploration (Caspian Sea) Limited	1997	2049	**35**
Mariner	UK	36.50	Equinor UK Limited	2019	HBP[1]	**15**
Corrib	Ireland	30.00	Vermilion Exploration and Production Ireland Limited	2015	2031	**12**
Kharyaga	Russia	38.00	Zarubezhneft-Production Kharyaga LLC	1999	2031	**9**
Utgard[6]	UK	65.11	Equinor Energy AS	2019	HBP[1]	**8**
Barnacle	UK	44.34	Equinor UK Limited	2019	HBP[1]	**2**
Total E&P International						**345**
Equity accounted production						**7**
North Komsomolskoye	Russia	33.33	SevKomNeftegaz LLC	2018	2112	**5**
Bandurria Sur	Argentina	30.00	Yacimientos Petrolíferos Fiscales S.A.	2020	2050	**2**
North Danilovskoye[7]	Russia	49.00	KrasGeoNaC LLC	2020	2031	**0**
Total E&P International including share of equity accounted production						**352**

1) Held by Production (HBP): A leasehold interest that is perpetuated beyond its primary term as long as there is production in paying quantities from well(s) on the lease or lease(s) pooled therewith.

2) Licence BMC-7 expires in 2034, and licence BMC-47 related to the second phase of the development, expires in 2040.

3) Equinor's equity interests are 5.0% in Hibernia and 9.26% in Hibernia Southern Extension.

4) Production has been suspended at Terra Nova since December 2019.

5) The complete name for Sonatrach is Société nationale de transport et de commercialisation d'hydrocarbures.

6) The Utgard field spans the boundary between the Norwegian and UK continental shelves. In this section we report only volumes pertaining to the Equinor 38% share in UKCS.

7) Equinor share of average daily equity production in North Danilovskoye field is only 0.21 mboe/d in 2020.

Americas (excluding US)

Brazil

The **Peregrino** field is an Equinor-operated heavy oil asset, located in the offshore Campos basin. The oil is produced from two wellhead platforms with drilling capability, processed on the FPSO Peregrino and offloaded to shuttle tankers.

Production from Peregrino started in 2011. As part of the second phase of the Peregrino field development, a third wellhead platform was constructed and installation activities are being conducted, extending field life.

In April 2020, production in Peregrino field was shut down for unplanned maintenance of the subsea equipment. Technical challenges and Covid-19 infection control measures have affected the progress of the maintenance activities. Production is expected to be resumed in first half of 2021.

Equinor has interests in the **Roncador** field, which is operated by Petrobras, located in the offshore Campos basin. The field has been in production since 1999. The hydrocarbon is produced from two semi-submersibles and two FPSOs. The oil is offloaded to shuttle tankers, and the gas is drained out through pipelines to shore.

Canada

Equinor has interests in the **Jeanne d'Arc** basin offshore the province of Newfoundland and Labrador in the partner-operated producing oil fields **Terra Nova, Hebron, Hibernia and Hibernia Southern Extension.**

Africa

Angola

The deep-water blocks 17, 15 and 31 contributed 39% of Equinor's equity liquid production outside Norway in 2020. Each block is governed by a PSA which sets out the rights and obligations of the participants, including mechanisms for sharing of the production with the Angolan state oil company Sonangol.

Block 17 has production from four FPSOs; CLOV, Dalia, Girassol and Pazflor. New projects on Dalia, CLOV and Pazflor are being developed to stem decline. In June 2020, the extension of the production sharing agreement to 2045 with an effective date of 1 April 2020 was ratified by Angolan authorities. As part of the extension agreement, the national oil company Sonangol has entered the block with a 5% interest from 2020 and an additional 5% interest from 2036.

Block 15 has production from four FPSOs: Kizomba A, Kizomba B, Kizomba C-Mondo, and Kizomba C-Saxi Batuque. In January 2020 the extension of the production sharing agreement to 2032 with an effective date of 1 October 2019 was ratified by Angolan authorities. As part of the extension agreement, the national oil company Sonangol has entered the block with a 10% interest.

Block 31 has production from one FPSO producing from the PSVM fields.

The FPSOs serve as production hubs and each receives oil from more than one field through multiple wells.

Nigeria

The **Agbami** deep water field is located 110 km off the coast of the Central Niger Delta region. The Agbami field straddles the two licences OML 127 and OML 128 and is operated by Chevron under a Unit Agreement. The Agbami field is governed by a PSC.

For information related to the Agbami redetermination process and the dispute between the Nigerian National Petroleum Corporation and the partners in OML 128 concerning certain terms of the OML 128 PSC, see note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

The government of Nigeria has introduced a proposal for a new petroleum industry bill (PIB) which is expected to be approved and implemented in 2021.

A new fiscal bill where Royalty is part of the government take in petroleum sector was signed into law in January 2020 with retroactive application to 4 November 2019. The royalty is paid in kind.

Algeria

In Salah is an onshore gas development. The Northern fields have been operating since 2004. The Southern fields have been operating since 2016 and are tied back into the Northern fields existing facilities.

In Amenas is an onshore gas development which contains significant liquid volumes. The In Amenas infrastructure includes a gas processing plant with three trains. The production facility is connected to the Sonatrach distribution system.

Separate PSAs including mechanisms for revenue sharing, govern the rights and obligations of the parties and establish joint operatorships between Sonatrach, BP and Equinor for In Salah and In Amenas.

Eurasia

Azerbaijan

Azeri-Chirag-Gunashli (ACG) is an oil field offshore Azerbaijan. The crude oil is sent to Sangachal Terminal, where it is processed prior to export. The Baku-Tbilisi-Ceyhan (BTC) pipeline is the main export route, in which Equinor holds 8.71 %. The development of **Azeri Central East (ACE)** platform in the ACG field was sanctioned by the partners in April 2019. The new platform is expected to come on stream in 2023.

Ireland and Russia

Equinor has interests in the **Corrib** gas field off Ireland's northwest coast, and in the **Kharyaga** oil field onshore in the Timan-Pechora basin in northwestern Russia. The Kharyaga field is governed by a PSA.

United Kingdom

Mariner is an Equinor-operated heavy oil field in the North Sea, some 150 km east of the Shetland Islands. The field includes a production, drilling and living quarter platform based on a steel jacket. Oil is exported by offshore loading from a floating storage unit. Production from the field started in August 2019.

In order to ensure the safety of personnel and to safeguard operations during the Covid-19 outbreak, drilling and project development activities on Mariner were temporarily suspended in the spring of 2020. Relevant mitigation actions have been implemented to significantly reduce the risk to people, assets and operations.

Utgard is an Equinor-operated gas and condensate field, which spans the boundary between the Norwegian and UK continental shelves. Production from the field started in September 2019 and it is remotely operated from the Norwegian Sleipner field. For more information, please see section 2.3 Exploration and Production Norway.

Barnacle is an Equinor-operated oil field in the North Sea, some 2 km from the boundary between the Norwegian and UK continental shelves and consists of one well tied back to the Statfjord B platform. Production from the field started in December 2019.

International exploration

Equinor has continued exploration activity outside Norway and drilled offshore wells in Brazil, Canada, UK and Azerbaijan in addition to onshore exploration wells in Argentina, Algeria and Russia. Equinor has continued shaping the portfolio and made decisions to exit countries that will no longer be prioritized for exploration while focusing activity in areas with high value potential. In 2020 Equinor decided to exit Turkey, South Africa and Australia.

Brazil is one of Equinor's core exploration areas. In 2020 Equinor and partners completed two wells, and Equinor intends to continue exploration activity in 2021.

Equinor and partners completed four wells in **Canada** in 2020 and made three discoveries in the Flemish Pass Basin, offshore Newfoundland.

In the 32nd Offshore licensing round on the **UK continental shelf** Equinor was awarded three licenses as operator. These awards in mature, producing areas enable us to add new opportunities to our exploration portfolio close to existing infrastructure.

In **Angola** Equinor accessed, together with partners through a Risk Service Contract, exploration block 1/14, located in the lower Congo basin.

Equinor increased its onshore presence in **Russia** by signing an agreement with Rosneft to acquire a 49% interest in the limited liability company KrasGeoNaC LLC which holds twelve conventional onshore exploration and production licenses in Eastern Siberia.

Equinor and partner YPF entered into an agreement with Shell to jointly farm-down 30% in the CAN 100 block located in the Northern Argentinian Basin offshore **Argentina**. After the transaction Equinor as operator holds 35% interest in the block.

Equinor and its partners completed 11 exploratory wells and made five commercial and three non-commercial discoveries internationally.

Exploratory wells drilled[1]

	For the year ended 31 December		
	2020	**2019**	**2018**
Americas (excluding US)			
Equinor operated	**3**	2	1
Partner operated	**3**	3	1
Africa			
Equinor operated	**0**	0	0
Partner operated	**1**	0	0
Other regions			
Equinor operated	**0**	4	1
Partner operated	**4**	5	0
Total (gross)	**11**	14	3

1) Wells completed during the year, including appraisals of earlier discoveries.

Fields under development internationally

Americas (excluding US)
Argentina
Bandurria-Sur (Equinor 30%, operated by YPF S.A.) onshore block is in Argentina's Neuquén province in the central area of the prolific Vaca Muerta play. The block is in the late pilot phase of development with a current production of around 10 mboe per day.

Brazil
Peregrino phase 2 (Equinor 60%, operator) will develop the southwestern area of the Peregrino oil field in the Campos basin, 85 km off the coast of the state of Rio de Janeiro. Peregrino phase 1 was brought on stream in 2011, and the second phase of the development will prolong the field's productive life. The licence runs until 2040. Oil producers and water injectors will be drilled in the new area from a third wellhead platform, to be tied back to the existing floating production, storage and offloading vessel.

The Peregrino field development in the prolific Campos basin is Equinor's largest international endeavour as an operator. In mid-January 2020, the third Peregrino wellhead platform was in place at the field after installation by Sleipnir, the largest crane vessel in the world. The floatel Olympia has connected, and the platform is being prepared for operations.

Once on stream, Peregrino C will provide 350 offshore and onshore jobs in Brazil.

Covid-19 and infection control measures have affected progress, and production start has been rescheduled to first quarter 2022.

Eurasia

Russia

North Komsomolskoye (Equinor 33.33%, operated by SevKomNeftegaz) is a complex viscous oil field in Western Siberia, Russia. The Investment decision for the first phase was taken in 2019. The field will be developed gradually.

For information about risks related to activity in Russia see section 2.12 Risk review under "Risks related to our business".

Discoveries with potential development

Americas (excluding US)

Brazil

Bacalhau (formerly Carcará) (Equinor 40%, operator) oil and gas discovery straddles **BM-S-8** and **Bacalhau North** in the Santos basin, 185 km off the coast of the state of São Paulo in Brazil.

Bacalhau phase 1 is maturing towards an investment decision in 2021. The development of a phase 2 for Bacalhau is being assessed to fully exploit the value potential.

BM-C-33 (Equinor 35%, operator) includes the oil and gas discoveries **Pão de Açúcar**, **Gávea** and **Seat** in the southwestern part of the Campos basin, off the coast of the state of Rio de Janeiro, Brazil. The project is maturing towards concept selection in 2021. A gas export solution is under consideration.

Canada

Bay du Nord (Equinor 65% now, 58.5% anticipated at sanction, operator) is an oil field in the Flemish pass basin which was discovered by Equinor in 2013. The field is some 500 km northeast of St. John's in Newfoundland and Labrador, Canada. Equinor is considering developing both the Bay du Nord and nearby **Baccalieu satellite** field in a subsea solution tied back to an FPSO.

In nearby prospects in the Flemish pass, **Cappahayden** and **Cambriol**, Equinor (60%), and its licence partner BP Canada (40%) made two oil discoveries this summer.

Africa

Tanzania

Block 2 (Equinor 65%, operator). Equinor made several large gas discoveries in Block 2 in the Indian Ocean, off southern Tanzania, during 2012-2015. A suitable legal, commercial and fiscal framework for developing the discoveries with an onshore LNG solution is currently being discussed with the Government of Tanzania. In June 2020 the exploration license was extended for additional 3.5 years to 16 December 2023.

In the fourth quarter of 2020 it was decided to write down previously capitalized well costs related to Equinor's Block 2 exploration licence in Tanzania, because overall project economics have not yet improved sufficiently to justify keeping it on the balance sheet. See also note 11 Intangible assets to the Consolidated financial statements.

Eurasia

Azerbaijan

Karabagh (Equinor 50%, operated by Karabagh Joint Operating Company) field is located 120 kilometres east of Baku. In 2019 Equinor entered into an agreement with Socar (the Azerbaijani state oil company) to enter the Karabagh discovery and Ashrafi-Dan Ulduzu-Aypara (ADUA) exploration licenses with a 50% share.

In 2020 Equinor drilled an appraisal well on the Karabagh license confirming the hydrocarbon resources. A joint operating company has been formed and has started working on the field development solution.

United Kingdom

Rosebank (Equinor 40%, operator) oil and gas field, some 130 km northwest of the Shetland Islands, is the largest known undeveloped resource on the UK continental shelf. The project is currently maturing towards concept selection.

2.5
Exploration & Production USA (E&P USA)



Appalachian Basin Operations in Ohio, USA.

Overview

On 14 May 2020, Equinor announced a change in its internal reporting to management, impacting the composition of Equinor's operating and reporting segments. Equinor's upstream activities in the US are now reported separately to management, and such information is also considered to be useful to the users of the financial statements, resulting in the exploration and production activities in the US being considered a separate operating and reporting segment as of the second quarter of 2020[5]. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment.

Equinor has been present in the US since 1987. The E&P USA segment covers both onshore and offshore exploration, development and production of oil and gas in United States of America (USA). E&P USA produced around 19% of Equinor's total equity production of oil and gas in 2020, compared to 20% in 2019.

Following the commodity price decline in early 2020, Equinor responded by halting its US onshore operated drilling and completions activities. For more information, see section 2.10 Financial review under Segments financial performance.

For information about proved reserves development see section 2.9 Operational Performance under Proved oil and gas reserves.

Key events and portfolio developments in 2020 and early 2021:

- On 17 January, Equinor sold 30% of the share in **Monument** in the US Gulf of Mexico to Petronas
- On 6 April, Equinor and co-ventures, Progress Resources USA Ltd and Repsol E&P USA Inc. announced that they have discovered oil in the **Monument** exploration well in the US Gulf of Mexico
- On 20 May, Equinor and Chevron cross-assigned equity in 32 **exploration leases**, giving Equinor 12 new leases and reduced equity in 20 leases
- On 16 June, Equinor and Shell cross-assigned equity in 54 **exploration leases,** giving Equinor 20 new leases and reduced equity in 34 leases
- On 16 June, Equinor was awarded one lease and 30 June three leases from the **254 Regional lease sale**
- On 9 October, Equinor published its report from the review into its **US investments**. The main objective of the report was to identify learning and improvements, and the work was led by PwC. The report showed that the accumulated net loss for all Equinor's activities in the USA was USD 21.5 billion up until 2019, which have increased to USD 25 billion at the end of 2020 following the negative results in E&P USA in 2020.
- On 9 February 2021, Equinor agreed to sell its **Bakken assets** to Grayson Mill Energy. The transaction covers all of Equinor's operated and non-operated acreage, totalling 242,000 net acres, and associated midstream assets in the Bakken.

[5] For further information, see note 3 Segments to the Consolidated financial statements.

US production

Entitlement production differs from equity production in the US where entitlement production is expressed net of royalty interests.

Equity production represents volumes that correspond to Equinor's percentage ownership in a particular field and is larger than Equinor's entitlement production where the royalties are excluded from entitlement production.

Equinor's entitlement production in the US was 18% of Equinor's total entitlement production in 2020.

The following table shows E&P USAs average daily entitlement production of liquids and natural gas for the years ended 31 December 2020, 2019 and 2018.

Average daily entitlement production

| | For the year ended 31 December | | | | | | | | |
| | 2020 | | | 2019 | | | 2018 | | |
Production area	Oil and NGL mboe/day	Natural gas mmcm/day	mboe/day	Oil and NGL mboe/day	Natural gas mmcm/day	mboe/day	Oil and NGL mboe/day	Natural gas mmcm/day	mboe/day
USA	**163**	**29**	**344**	181	28	358	164	25	320

The table below provides information about the fields that contributed to production in 2020, including average equity production per field.

Average daily equity production

Field	Country	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production in 2020 mboe/day
Appalachian (APB)[2]	US	Varies[1]	Equinor/others[3]	2008	HBP[5]	**222**
Bakken	US	Varies[1]	Equinor/others[4]	2011	HBP[5]	**71**
Caesar Tonga	US	46.00	Anadarko U.S. Offshore LLC	2012	HBP[5]	**26**
Tahiti	US	25.00	Chevron USA Inc.	2009	HBP[5]	**22**
St. Malo	US	21.50	Chevron USA Inc.	2014	HBP[5]	**16**
Julia	US	50.00	ExxonMobil Corporation	2016	HBP[5]	**16**
Jack	US	25.00	Chevron USA Inc.	2014	HBP[5]	**12**
Stampede	US	25.00	Hess Corporation	2018	HBP[5]	**9**
Big Foot	US	27.50	Chevron USA Inc.	2018	HBP[5]	**6**
Titan	US	100.00	Equinor USA E&P Inc.	2018	HBP[5]	**1**
Heidelberg	US	12.00	Anadarko U.S. Offshore LLC	2016	HBP[5]	**1**
Total E&P USA						**403**

1)   Equinor's actual equity interest varies depending on wells and area.

2)   Appalachian basin contains Marcellus and Utica formations.

3)   Operators are Equinor USA Onshore Properties Inc, Chesapeake Operating INC., Southwestern Energy, Alta Resources Development LLC, Chief Oil & Gas LLC and several other operators.

4)   Operators are Equinor Energy LP, Continental Resources INC, Oasis Petroleum North America LLC, Hess Corporation, EOG Resources INC and several other operators.

5)   Held by Production (HBP): A leasehold interest that is perpetuated beyond its primary term as long as there is production in paying quantities from well(s) on the lease or lease(s) pooled therewith.

Offshore Gulf of Mexico

The **Titan** oil field is an Equinor-operated asset located in the Mississippi Canyon and is producing through a floating spar facility.

The **Tahiti, Heidelberg, Caesar Tonga and Stampede** oil fields are partner-operated assets located in the Green Canyon area. The **Tahiti** and **Heidelberg** oil fields are producing through floating spar facilities. The **Caesar Tonga** oil field is tied back to the Anadarko-operated Constitution spar host. The **Stampede** oil field is producing through a tension-leg platform with downhole gas lift.

The **Jack, St. Malo, Julia** and **Big Foot** oil fields are partner-operated assets located in the Walker Ridge area. The **Jack, St. Malo** and **Julia** oil fields are subsea tie-backs to the Chevron-operated Walker Ridge regional host facility. The **Big Foot** oil field is producing through a dry tree tension-leg platform with a drilling rig.

Onshore portfolio

Since its entry into US shale in 2008, Equinor has continued to optimise its portfolio through acreage acquisitions and divestments. Following the commodity price decline early 2020, Equinor responded by halting its US onshore operated drilling and completions activities. In February 2021, Equinor announced its divestment of the Bakken asset thereby refocusing its US onshore portfolio towards partner-operated activities.

Equinor has an ownership interest in the **Marcellus** shale gas play, located in the **Appalachian** region in north east US. The position is mostly partner-operated. Since 2012, Equinor has also been an operator in the Appalachian region in the state of Ohio, developing Marcellus and Utica formations.

In addition to the operated oil and gas producing assets, Equinor participates in gathering and facilities for initial processing of oil and gas in the Bakken and Appalachian basin assets in the US. This includes crude and natural gas gathering systems, fresh water supply systems, saltwater gathering and disposal wells, oil and gas treatment and processing facilities to provide flow assurance for Equinor's upstream production.

US exploration

Equinor has continued its activity in US Gulf of Mexico throughout 2020, one of its core areas for exploration.

Equinor strengthened its position in **US Gulf of Mexico** in 2020 by cross-assigning equity with Chevron in 32 exploration leases, giving Equinor 12 new leases and reduced equity in 20 leases, in the prolific US Gulf of Mexico and with Shell in a total of 54 exploration leases, giving Equinor 20 new leases and reduced equity in 34 leases, in the Western Gulf of Mexico. In addition, Equinor was awarded four leases in 2020.

Equinor and its partners completed three exploratory wells and made two commercial and one non-commercial discovery in US Gulf of Mexico.

Exploratory wells drilled[1]

	For the year ended 31 December		
	2020	**2019**	**2018**
US			
Equinor operated	**1**	0	0
Partner operated	**2**	2	3
Total (gross)	**3**	2	3

1) Wells completed during the year, including appraisals of earlier discoveries.

Fields under development in US

Offshore Gulf of Mexico

Vito development project (Equinor 36.89%, operated by Shell) is a Miocene oil discovery located in the Mississippi Canyon area. The development project consists of a light-weight semi-submersible platform with a single eight-well subsea manifold. The project was sanctioned for development in April 2018. Production is expected to start in second half of 2022.

St. Malo water injection project (Equinor 21.5%, operated by Chevron) is a secondary depletion project sanctioned in 2019. Currently two of three production wells have been drilled and the first injector has been spud.

Discoveries with potential development

Offshore Gulf of Mexico

North Platte (Equinor 40%, operated by Total) is a Paleogene oil discovery in the Garden Banks area. It has been fully appraised since its discovery with three drilled wells and three sidetracks.

2.6
Marketing, Midstream & Processing (MMP)



Tjeldbergodden, Norway.

Overview

The Marketing, Midstream & Processing reporting segment is responsible for the marketing, trading, processing and transportation of crude oil and condensate, natural gas, NGL and refined products, including the operation of the Equinor-operated refineries, terminals and processing plants. In addition, MMP is responsible for power and emissions trading and for developing transportation solutions for natural gas, liquids and crude oil from Equinor assets, including pipelines, shipping, trucking and rail. As of 1 February 2020, Low carbon solutions such as carbon capture and storage and other low-carbon energy solutions are also a part of MMPs responsibility. The business activities within MMP were reorganised as of 1 September 2020 in the following business clusters: Crude, Products and Liquids (CPL), Gas and Power (G&P), Operating Plants (OPL) and Data improvements, shipping & commercial operations.

MMP markets, trades and transports approximately 50% of all Norwegian liquids export, including Equinor equity, the Norwegian State's direct financial interest (SDFI) equity production of crude oil and NGL, and third-party volumes. MMP is also responsible for the marketing, trading and transportation of Equinor's and SDFI's dry gas and LNG together with third-party gas. This represents approximately 70% of all Norwegian gas exports. For more information, see note 2 Significant accounting policies to the Consolidated financial statements for Transactions with the Norwegian State, and section 2.8 Corporate, Applicable laws and regulations for the Norwegian State's participation and SDFI oil and gas marketing and sale.

Key events in 2020 and early 2021:
- On 28 September, a fire in the air inlet at a turbine at the LNG plant at **Melkøya** was reported. No personnel were injured in the incident. The work to assess damages from the fire and cause of the incident is ongoing. Equinor engages with the local community to inform and answer questions. The cause of the fire is being investigated by the PSA and the police in addition to Equinor's own investigation. The plant is expected to resume operations on 1 October 2021. On 2 December, a fire at the methanol plant at **Tjeldbergodden** was reported. No personnel were injured in the fire. The methanol plant was back in production during February 2021.
- Early in 2020, Equinor became aware of seepage of oily water to the ground, as well as further seepage of oily water to the overflow basin at the **Mongstad refinery**. The company has conducted an internal investigation of the incident and submitted the report to the Norwegian Environment Agency 27 November 2020. Based on the information from Equinor, the Norwegian Environment Agency issued an order on 27 November, requiring Equinor to undertake a thorough assessment of the pollution situation in the ground, as well as to implement measures to prevent negative environmental impact from potential ground pollution. A police investigation is ongoing.
- **Northern Lights** (Equinor 33,33%, operator), representing the start of commercial carbon capture and storage (CCS) in Europe, is on track to demonstrate that CCS is one of the decarbonisation solutions for the industry sectors. A well has been drilled and tested, confirming that the reservoir rocks are suitable for CO_2 storage. Equinor and partners Shell and Total made a conditional investment

decision in May. The Norwegian government followed by launching the climate project Longship, including funding for Northern Lights.

- In parallel with Northern Lights, Equinor is looking to provide CCS capacity in the UK in partnership with five other energy companies. This partnership is called the **Northern Endurance Partnership (NEP).** The consortium is developing a CO2 offshore transport and storage infrastructure in the UK.
- During 2020, Equinor took delivery of five newbuild **LNG dual fueled shuttle tankers** on long term time charter. In 2021, Equinor will take delivery of two newbuild LPG dual fueled very large size gas carriers (VLGCs). Long term time charter contracts have been entered into for a total of six newbuild LPG dual fueled gas carriers for delivery in 2022/2023, four medium size gas carriers (MGC) and two very large size gas carriers (VLGC).

Marketing and trading of gas, LNG and power

MMP is responsible for the sale of Equinor's and SDFI's (Norwegian State's direct financial interest) dry gas and LNG. Equinor's gas marketing and trading business is conducted from Norway and from the offices in Belgium, the UK, Germany and the US. As Owner of Danske Commodities (DC), a trading company for power and gas, MMP has strengthened its Equinor's energy trading business, also supporting our investment within New Energy Solutions. DC is primarily active in Europe but also has some power activities in US and Australia.

Europe

The major export markets for natural gas produced from the Norwegian continental shelf (NCS) are the UK, Germany, France, the Netherlands, Italy, Belgium and Spain. LNG from the Snøhvit field, combined with third-party LNG cargoes, allows Equinor to reach global gas markets. The gas is sold to counterparties through bilateral sales agreements and over the trading desk. Some of Equinor's long-term gas contracts have price review mechanisms which can be triggered by the parties.

For ongoing price reviews, Equinor provides in its financial statements for probable liabilities based on Equinor's best judgement. For further information, see note 23 "Other commitments, contingent liabilities and contingent assets" to the Consolidated financial statements.

Equinor is active on both the physical and exchange markets, such as the Intercontinental Exchange (ICE) and Trayport. Equinor expects to continue to optimise the value of the gas volumes through a mix of bilateral contracts and over the trading desk, via its production and transportation systems and downstream assets. MMP receives a marketing fee from DPN for the Norwegian gas sold on behalf of the company.

DC is active on both the physical and exchange markets for both gas and power as a separate entity. Following the acquisition, all trading and optimization of power in Equinor is performed by DC.

US

Equinor Natural Gas LLC (ENG), a wholly owned subsidiary, has a gas marketing and trading organisation in Stamford, Connecticut that markets natural gas to local distribution companies, industrial customers, power generators and other gas trading counter parties. ENG also markets equity production volumes from the Gulf of Mexico and the Appalachian Basin and transports some of the Appalachian production to New York City and into Canada to the greater Toronto area.

In addition, ENG has long-term capacity contracts at the Cove Point LNG re-gasification terminal that would enable sourcing of LNG from the Snøhvit LNG facility in Norway. However, since European prices remains at a premium compared to US prices, nearly all of Equinor's LNG cargoes sourced in Norway have been diverted away from the US and delivered into higher priced markets in Europe and other destinations.

Marketing and trading of liquids

MMP is responsible for the sale of Equinor's and SDFI's crude oil and NGL produced at the Norwegian Continental Shelf, in addition to the operation and commercial optimisation of the refineries and terminals. MMP also markets the equity volumes from the Company's assets located in the US, Brazil, Angola, Nigeria, Algeria, Azerbaijan and the UK, as well as third-party volumes. The value is maximised through marketing, physical and financial trading and through the optimisation of owned and leased capacity such as refineries, processing, terminals, storages, pipelines, railcars and vessels.

The liquids marketing and trading business is conducted from Norway, the UK, Singapore, the US and Canada. The main crude oil market for Equinor is Northwest Europe.

Manufacturing

Equinor owns and operates the Mongstad refinery in Norway, including a combined heat and power plant (CHP). The refinery is a medium-sized refinery built in 1975, with a crude oil and condensate distillation capacity of 226,000 barrels per day. The refinery is supplied via the Mongstad Terminal DA linked to offshore fields through three crude oil pipelines, a pipeline for NGL's connecting Kollsnes and Sture (the Vestprosess pipeline) and to Kollsnes by a gas pipeline. The CHP produces heat and power from gas received from Kollsnes and from the refinery. It was designed with a generating capacity of approximately 280 megawatts of electric power and 350 megawatts of process heat. Equinor has decided to cease the operation and redesign a part of the CHP to a new heater for process heat planned to be operational in 2021. The CHP will continue operation until the new heater comes into service.

Equinor has an ownership interest in Vestprosess (34%), which transports and processes NGL and condensate. The operatorship of Vestprosess was transferred to Gassco as of 1 January 2018, with Equinor as the technical service provider.

Equinor Refining Denmark owns a refinery and two terminals. The refinery processes about 5.5 million tonnes of crude oil, condensate and feedstock per year. Total capacity per day is 108.000 barrels. The product terminal in Kalundborg is located next to the refinery. The terminal in Hedehusene (close to Copenhagen) is supplied 100% via two pipelines, which are connected to the refinery. The pipelines are owned by Danish

Central Oil Stockholding (FDO). The majority of the refined products are sold locally in Denmark and Scandinavia.

Equinor has an ownership interest in the methanol plant at Tjeldbergodden (82 %). The plant receives natural gas from fields in the Norwegian Sea through the Haltenpipe pipeline. In addition, Equinor holds an ownership interest in the air separation unit Tjeldbergodden Luftgassfabrikk DA (50.9%).

The following table shows the operating statistics for the plants at Mongstad, Kalundborg and Tjeldbergodden. The lower throughput for Mongstad in 2020 was mainly influenced by reduced utilization rate as a result of drop in the refinery margins on the back of the COVID-19 pandemic. Increased on

stream factor at Mongstad is due to smaller planned shutdowns in 2020 than in 2019. Mongstad had four planned shutdowns. The lower throughput for Tjeldbergodden in 2020 was mainly influenced by higher unplanned shut down compared to 2019. Reduced on-stream factor and utilization rate compared to 2019 are influenced by increased unplanned shutdown for Tjeldbergodden. In addition, Tjeldbergodden had one planned shutdown in 2020. For Kalundborg the lower Utilization-rate is as a result lower Through-put in 2020, due to a shut-down in September and lower incentive to maximize Through-put due to the Covid-19 situation.

Refinery	Throughput[1]			Distillation capacity[2]			On stream factor %[3]			Utilisation rate %[4]		
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Mongstad	9.7	10.5	11.5	9.3	9.3	9.3	82.5	79.0	95.3	81.4	87.7	93.8
Kalundborg	4.5	5.0	5.3	5.4	5.4	5.4	92.1	98.0	94.1	84.4	85.4	90.3
Tjeldbergodden	0.9	0.9	0.8	1.0	1.0	1.0	86.8	93.9	94.3	86.8	93.9	94.3

1) Actual throughput of crude oils, condensates and other feed, measured in million tonnes.
   Throughput may be higher than the distillation capacity for the plants because the volumes of fuel oil etc. may not go through the crude-/condensate distillation unit.
2) Nominal crude oil and condensate distillation capacity, and methanol production capacity, measured in million tonnes.
3) Composite reliability factor for all processing units, excluding turnarounds.
4) Composite utilisation rate for all processing units, based on throughput and capacity (per stream day).

Terminals and storage

Equinor operates the Mongstad crude oil terminal (Equinor 65%). The crude oil is landed at Mongstad through pipelines from the NCS and by crude tankers from the market. The Mongstad terminal has a storage capacity of 9.4 million barrels of crude oil.

Equinor operates the Sture crude oil terminal. The crude oil is landed at Sture through pipelines from the North Sea. The terminal is part of the Oseberg Transportation System (Equinor 36.2%). The processing facilities at Sture stabilise the crude oil and recover an LPG mix (propane and butane) and naphtha.

Equinor operates the South Riding Point Terminal (SRP), which is located on the Grand Bahamas Island and consists of two shipping berths and ten storage tanks, with a storage capacity of 6.75 million barrels of crude oil. The terminal has facilities to blend crude oils, including heavy oils. In September 2019, SRP was struck by Hurricane Dorian causing damage to the facility and an oil spill on land.
Clean-up activities at and around the terminal were carried out in 2020 and are expected to be completed in first half of 2021. Technical assessments to determine the terminal restoration scope are in the process of being completed. Rebuild of the terminal is planned to commence in 2021. The Covid-19 pandemic has caused delays in the progress of all work at and around the terminal.

Equinor UK holds an interest in the Aldbrough Gas Storage (Equinor 33.3%) in the UK, which is operated by SSE Hornsea Ltd.

Equinor Deutschland Storage GmbH holds an interest in the Etzel Gas Lager (Equinor 23.7%) in the northern part of Germany which has a total of 19 caverns and secures the regularity for gas deliveries from the NCS.

Low-carbon solutions

Since 1996, Equinor had proven experience in **carbon capture and storage** (CCS) from the offshore oil and gas business and has continued to develop competence through research engagement at Technology Centre Mongstad, the world's largest facility for testing and improving CO_2 capture. Equinor will seek to deploy its competence and experience in other CCS projects, both to reduce carbon dioxide emissions from several sources and to drive new opportunities, including enhanced oil recovery possibilities and carbon neutral value chains based on hydrogen.

Northern Lights (Equinor 33.33%, operator) Equinor is, together with Shell and Total, developing infrastructure for transport and storage on the NCS of CO_2 from various onshore industries. The approved development will have an initial storage capacity of around 1.5 million tons CO_2 per year, scalable to around 5 million tons CO_2 per year. Capture and storage of CO_2 will contribute to reaching the climate goal of the Paris agreement, and the project is part of Longship, the Norwegian authorities' project for full-scale carbon capture, transport and storage in Norway. On 15 December, the Norwegian government announced its funding decision for Northern Lights. The Northern Lights infrastructure will enable transport of CO_2 from industrial capture sites to a terminal in Øygarden for intermediate storage, before transport by pipeline for permanent storage in a reservoir 2,600 metres under the seabed. Equinor, Shell and Total made their conditional investment decision in May, and the three companies formed a joint venture Northern Lights JV DA in March 2021. The new company will take over as operator of the storage licence during 2021. Longship was passed unanimously in the Norwegian Parliament (St prop 33/2020) on 21 January 2021, and the Northern Lights PDO was officially approved on 26 February 2021. Civil works began at Øygarden in January 2021, and the project is expected to come on stream in 2024.

In March 2020, **Northern Lights** completed drilling a confirmation well for CO_2 storage in exploration licence EL001 south of the Troll field in the North Sea. The well is intended for injection and storage of CO_2. To stimulate the development of future carbon capture and storage projects, Equinor and its partners have shared the well data with external parties without charge.

In parallel with Northern Lights, Equinor is looking to **provide CCS capacity in the UK** in partnership with five other energy companies. This partnership is called the **Northern Endurance Partnership** (NEP). The consortium is developing a CO_2 offshore transport and storage infrastructure in the UK, which will serve the proposed Net Zero Teesside project (led by bp with Equinor as a partner) and Zero Carbon Humber project (led by Equinor) with the aim of decarbonising these industrial clusters. In 2020 Equinor became a CO_2 storage licence holder for the Endurance in the Southern UK North Sea together with bp and NGV, and the NEP partnership submitted a bid for funding further project development of the CO_2 transport and storage infrastructure through UK's government's industrial decarbonisation challenge.

In July 2020, Equinor launched the **Hydrogen 2 Humber (H2H) Saltend project** (part of Zero Carbon Humber) which aims to anchor the low-carbon infrastructure in the area and a fuel switch in the Saltend chemical park. Established hydrogen pipelines will be expanded across the Humber, transporting hydrogen for use by multiple industry and power customers. In October 2020, together with 11 partners, Equinor submitted a joint proposal to the UK government (Industrial Strategy Challenge Fund) to support the development of the various phases of the low-carbon cluster (incl. infrastructure) in Humber.

Equinor and partners Air Liquide (operator) and BKK are developing a **liquid hydrogen project** in southwestern Norway to establish a full value chain for decarbonising the maritime sector (**Liquid to hydrogen project LH2**). In May 2020, the consortium with representatives from the whole value chain was established. Mongstad Industripark was chosen as the location for liquid hydrogen production based on the opportunities for infrastructure synergies between existing and future plants in the area. This project is part of the Equinor's maritime climate strategy, which is well aligned with the political strategy set out by the Norwegian government for decarbonisation of the maritime sector.

Pipelines

Equinor is a significant shipper in the NCS gas pipeline system. Most of the gas pipelines on the NCS that are accessed by third-party customers are owned by a single joint venture, Gassled (Equinor 5%), with regulated third-party access. The Gassled system is operated by the independent system operator Gassco AS, which is wholly owned by the Norwegian State. See Gas sales and transportation from the NCS in section 2.8 Corporate for further information.

Equinor is technical service provider for the Kårstø and Kollsnes gas processing plants in accordance with the technical service agreement between Equinor and Gassco AS, included as Exhibit 4(a)(i) to the Form 20-F. Equinor also performs the TSP role for the majority of the Gassco-operated gas pipeline infrastructure.

In addition, MMP manages Equinor's ownership in the following pipelines in the Norwegian oil and gas transportation system: The Grane oil pipeline (Equinor 23.5%), the Kvitebjørn oil pipeline (Equinor 39.6%), the Troll oil pipeline I and II (Equinor 30.6%), the Edvard Grieg oil pipeline (Equinor 16.6%), the Utsira High gas pipeline (Equinor 24.9%), the Valemon rich gas pipeline (Equinor 66.8 %), the Haltenpipe pipeline (Equinor 19.1%), Norpipe gas pipeline (Equinor 5%) and Mongstad gas pipeline (Equinor 30.6%).

Equinor holds an interest in the Nyhamna gas processing plant (Equinor 30.1%) in Aukra via the Nyhamna Joint Venture. The venture is operated by Gassco.

The Polarled pipeline (Equinor 37.1%), operated by Gassco, connects fields in the Norwegian Sea with the Nyhamna gas processing plant.

The Johan Sverdrup pipelines (owned by the Johan Sverdrup license partners) export oil and gas from the Johan Sverdrup field. The crude oil is exported from Johan Sverdrup to the Mongstad terminal through a 283 km, 36-inch pipeline. The gas is transported to the gas processing facility at Kårstø through a 156 km long, 18-inch pipeline with a subsea connection to the Statpipe pipeline.

2.7
Other group

Overview

The Other reporting segment includes activities in New Energy Solutions (NES), Global Strategy & Business Development (GSB), Technology, Projects & Drilling (TPD) and corporate staffs and support functions. In addition, IFRS 16 lease contracts are presented within the Other segment.

On 16 November 2020, Equinor announced changes to the corporate structure. From 1 June 2021, Global Strategy & Business Development (GSB) will no longer be a separate business area, and its tasks will be covered by other corporate units. NES will be renamed to Renewables (REN) and continues as a business area, aiming to accelerate profitable growth within renewables. It will be a separate reporting segment from the first quarter of 2021. For TPD, Research & Technology will be transferred to a new business area Technology, Digital & Innovation, while Project, Drilling & Procurement (PDP) will remain as a business area.

New Energy Solutions (NES)

The New Energy Solutions business area reflects Equinor's ambition to complement its oil and gas portfolio with profitable renewable energy. Offshore wind and solar electricity generation have been key strategic focus areas in 2020.

In 2020, Equinor participated in offshore wind and solar assets with a total capacity of 1.3 gigawatts, of which 0.75 gigawatts are operated by Equinor. Equinor equity generation capacity is 0.5 gigawatts. The equity renewable power generation in 2020 was 1.7 terawatt hours.



Dudgeon Offshore Wind, UK

Key events and portfolio developments in 2020 and early 2021:

- **Hywind Tampen** approved by Norwegian authorities on 8 April 2020, construction started on 1 October 2020
- South Korea, July 2020, deployed **floating LiDAR's** and started conducting wind measurements off the coast of Ulsan
- On 25 August 2020, Equinor signed agreement for lease for the **Sheringham Shoal** and **Dudgeon windfarm** extension projects in the UK, set to double size of Norfolk operations
- Equinor, Jera and J-Power entered into a **joint bid agreement** on 9 September 2020 for Japan's upcoming Round 1 offshore wind auction.
- On 10 September 2020, Equinor announced that through divestment of the 50% non-operated interest in **Empire Wind** and **Beacon Wind** projects it will partner with bp in US offshore wind to capture value and create platform for growth. The divestment was completed 29 January 2021 for a total consideration before adjustments of USD 1,1 billion.
- Dogger Bank wind farm owners, Equinor and SSE, announced on 26 November 2020 financial close on the first two phases of the **Dogger Bank project**, representing in aggregate the largest offshore wind project financing to date globally.
- On 3 December, Equinor and SINTEF agreed on a **strategic collaboration** in four key areas. The areas are offshore wind, marine systems, energy systems and modelling studies related to these areas.
- Equinor entered into an agreement with Eni to sell a 10% equity interest in the **Dogger Bank Wind Farm A and B** assets in the UK for a total consideration of around GBP 202.5 million on 4 December 2020. The transaction was completed on 26 February 2021.
- On 13 January 2021, Equinor was selected to provide New York State with offshore wind power from **Empire Wind 2** and **Beacon Wind 1** offshore wind projects in one of the largest renewable energy procurements in the U.S. to date.

Offshore wind
Assets in production

The **Sheringham Shoal** offshore wind farm (Equinor 40%, operator) located off the coast of Norfolk, UK, has been in operation since September 2012. The wind farm is in full production with 88 turbines and an installed capacity of 317 megawatts (MW). The wind farm's annual production is approximately 1.1 terawatt hours (TWh).

The **Dudgeon** offshore wind farm (Equinor 35%, operator) lies in the Greater Wash area off the English east coast, a short distance from Sheringham Shoal. The wind farm has been in operation since November 2017, with an annual production of approximately 1.7 TWh from 67 turbines.

The **Hywind Scotland** wind farm (Equinor 75%, operator) is a floating wind pilot farm using the Hywind concept, developed and owned by Equinor. The wind farm is placed at Buchan Deep, approximately 25 km off Peterhead on the east coast of Scotland, UK. Equinor completed the project during 2017 and has installed five 6 MW turbines. Production is around 0.14 TWh per year.

The **Arkona** offshore wind farm (Equinor 25%, operated by RWE) is located in the German part of the Baltic Sea, while the operations and maintenance base is in Port Mukran on the island of Rügen in Mecklenburg-Vorpommern. The wind farm has 60 turbines and a capacity of 385 MW and has been in full operation from early 2019. The wind farm's annual production is approximately 1.6 TWh.

Project developments

The **Hywind Tampen** floating offshore wind project is described in section 2.3 Exploration & Production Norway.

The **Dogger Bank** wind farms are three proposed 1,200 MW offshore wind farms, Dogger Bank A, B and C, located 130 km off the coast of Yorkshire, UK. This will be the world's largest offshore wind farm development with a total installed capacity of 3,600 MW. All three projects have been awarded a Contract for Difference (CfD), a government financial support mechanism providing the projects a long-term predictable revenue stream. Equinor and SSE reached the final investment decision for Dogger Bank A and B in November 2020. Dogger Bank A and B will each require a total capital expenditure of around GBP 3 billion, including the capex for the offshore transmission system. The capital expenditure is partly financed through project finance. Equinor and SSE have entered into an agreement with Eni to sell a 10% equity interest each in the Dogger Bank A and B assets. The transaction was completed 26 February 2021 and Equinor now holds a 40% owner share in the two projects. The third phase, Dogger Bank C (Equinor 50%), is expected to reach final investment decision late 2021.

Potential developments

Equinor was awarded an 816 MW offshore wind project connecting to the state of New York in 2019 through a long-term contract with the New York State Energy Research and Development Authority (NYSERDA) for offshore wind renewable energy certificates (ORECs). The project has been named **Empire Wind 1** and is planned to be in operation in the mid 2020's. The total lease area is 321 km2, large enough to support developments with a total capacity of more than 2000 MW. The lease is approximately 20 km off the south shore of Long Island, New York. In June 2020 the lease OCS-A 0520 won in December 2018, was renamed as **Beacon Wind**. The 521 km2 acreage is located 65 km south of Cape Cod, Massachusetts, and 110 km east of Long Island, New York, and is large enough to support one or several windfarms with a total capacity above 2,000 MW.

In September 2020, bp and Equinor announced forming a strategic partnership for offshore wind in the U.S., and that bp will be a 50% non-operating partner in the Empire Wind and

Beacon Wind assets on the U.S. East Coast. The USD 1.2 billion transaction was closed on 29 January 2021. On 13 January 2021, Equinor was selected to provide New York State with offshore wind power in one of the largest renewable energy procurements in the U.S. to date. Under the award, Equinor and incoming strategic partner bp will provide 1,260 megawatts (MW) of renewable offshore wind power from **Empire Wind 2,** and another 1,230 MW of power from **Beacon Wind 1**, adding to the existing commitment to provide New York with 816 MW of renewable power from **Empire Wind 1.** This is totalling 3.3 gigawatts (GW) of power to the State. The execution of the procurement award is subject to the successful negotiation of a purchase and sale agreement with the New York State Energy Research and Development Authority (NYSERDA).

Equinor and partners were awarded an Agreement for Lease to double the capacity of **Dudgeon** (Equinor 35%, operator) and **Sheringham Shoal** (Equinor 40%, operator) wind farms offshore Norfolk in the UK. The maximum total capacity for the combined projects will be 719 MW and Equinor is seeking to develop the two projects as a Tandem project. Both extension projects secured a grid connection and commenced a joint consenting process. The consent application is expected to be submitted by the end 2021. The projects are named **Dudgeon Extension project** and **Sheringham Shoal Extension project.**

The **Bałtyk I, II** and **III** are offshore wind development projects in Poland (Equinor 50%, operator). **Bałtyk II** and **III** have a combined capacity of up to 1,440 MW and will supply more than 2 million households with electricity. They are located between 27 and 40 kilometres from shore in water depths of 20-40 meters. The final investment decisions are subject to obtaining necessary permits and allocation of a contract for difference. The **Bałtyk I** project is located around 80 km from the shore on the border of the Polish exclusive economic zone and will have a capacity of up to 1,560 MW. It holds valid location permits and grid connection conditions from the transmission system operator.

Onshore renewables

The **Apodi** solar plant (Equinor 43.75%, operated by Scatec) is located in the municipality of Quixeré, Ceará State in Brazil. The plant, with an installed capacity of 162 MW, started commercial operations in November 2018.

Equinor holds a 50% interest in the **Guanizul 2A** solar project in Argentina. The plant will be operated by Scatec and situated in the San Juan region of Argentina. The plant is expected to be in operation in the first half of 2021 and will have an installed capacity of 117 MW.

As of end 2020, Equinor ASA owns 20,776,200 shares in **Scatec ASA**, corresponding to 13.12% of the total shares and voting power in an integrated independent solar power producer, with an asset portfolio of 1.9 GW in operation and under construction.

Global Strategy & Business Development (GSB)

The Global Strategy and Business Development (GSB) business area is Equinor's functional centre for strategy and business development. GSB is responsible for Equinor's global strategy processes and identifies and delivers inorganic business development opportunities, including corporate mergers and acquisitions. This is achieved through close collaboration across business areas and geographical locations. Equinor's strategy forms the basis for guiding the company's business development focus.

GSB also hosts several corporate functions including Equinor's Corporate Sustainability function, which is shaping the company's strategic response to sustainability issues and the reporting on Equinor's sustainability performance.

On 16 November 2020, Equinor announced changes to the corporate structure. From 1 June 2021, Global Strategy & Business Development (GSB) will no longer be a separate business area, and its tasks will be covered by other corporate units.

Technology, Projects & Drilling (TPD)

The Technology, projects & Drilling business area is responsible for field development, well deliveries, technology development and procurement in Equinor.

Research and technology is responsible for research, development and implementation of new technologies to meet Equinor's business needs, and for providing specialist technology advisory services to Equinor's operating assets within selected areas.

Project development is responsible for planning, developing and executing major field development, brownfield and field decommissioning projects where Equinor is the operator.

Drilling and well is responsible for designing wells and delivering drilling and well operations onshore and offshore globally (except for US onshore).

Procurement and supplier relations is responsible for our global procurement activities and the management of supplier relations with our extensive portfolio of suppliers.

From June 2021, Equinor intends to strengthen the development of technologies, digital solutions and innovation by gathering the activities and exploiting synergies in a new business area, Technology, digital and Innovation (TDI). Technology development will be part of the new TDI, whereas Projects, drilling and procurement (PDP) will make up another business area.

The following tables displays major projects operated by Equinor, as well as projects operated by Equinor's licence partners. More information about ongoing projects is provided in the E&P Norway, E&P International, MMP and NES sections. In our portfolio, an additional 30-35 projects are in the early phase, maturing towards sanction.

Project startups and completions 2020

Name of project	Equinor's interest	Operator	Area	Type
Troll C gas module	45.00%	Equinor Energy AS	North Sea	Gas
Ærfugl	36.17%	Aker BP ASA	Norwegian Sea	Gas and condensate
Snorre expansion	33.28%	Equinor Energy AS	North Sea	Oil

Ongoing projects with expected startups and completions 2021-2025[3]

Name of project	Equinor's interest	Operator	Area	Type
Gullfaks Shetland / Lista phase 2	51.00%	Equinor Energy AS	North Sea	Oil
Guanizul 2A solar power project[1]	50.00%	Scatec Solar Argentina B.V.	San Juan, Argentina	Solar
Bandurria Sur[2]	30.00%	Yacimientos Petrolíferos Fiscales SA	Vaca Muerta, Argentina	Oil and gas
Vigdis boosting station	41.50%	Equinor Energy AS	North Sea	Oil
Zinia phase 2, block 17 satellite	23.33%	Total E&P Angola Block 17	Congo basin, Angola	Oil
CLOV phase 2, block 17 satellite	23.33%	Total E&P Angola Block 17	Congo basin, Angola	Oil
Martin Linge	70.00%	Equinor Energy AS	North Sea	Oil and gas
Troll phase 3	30.58%	Equinor Energy AS	North Sea	Gas and oil
Gudrun phase 2	36.00%	Equinor Energy AS	North Sea	Oil and gas
Njord future	27.50%	Equinor Energy AS	Norwegian Sea	Oil
Bauge, tie-in to Njord A	42.50%	Equinor Energy AS	Norwegian Sea	Oil and gas
Askeladd, tie-in to Snøhvit	36.79%	Equinor Energy AS	Barents Sea	Gas and condensate
Peregrino phase 2	60.00%	Equinor Brasil Energia Ltd	Campos basin, Brazil	Oil
Dalia phase 3, block 17 satellite	23.33%	Total E&P Angola Block 17	Congo basin, Angola	Oil
Hywind Tampen, Snorre licence	33.28%	Equinor Energy AS	North Sea	Floating offshore wind
Hywind Tampen, Gullfaks licence	51.00%	Equinor Energy AS	North Sea	Floating offshore wind
Johan Sverdrup phase 2	42.63%	Equinor Energy AS	North Sea	Oil and associated gas
Vito	36.89%	Shell Offshore Inc	US Gulf of Mexico	Oil
St. Malo waterflood project	21.50%	Union Oil Company of California	US Gulf of Mexico	Oil
Johan Castberg	50.00%	Equinor Energy AS	Barents Sea	Oil
North Komsomolskoye	33.33%	SevKomNeftegaz LLC	West Siberia	Oil and gas
Ekofisk removal campaign 3	7.60%	ConocoPhillips Skandinavia AS	North Sea	Field decommissioning
Azeri Central East (Azeri Chirag Gunashli)	7.27%	BP Exploration (Caspian Sea) Ltd	Caspian Sea	Oil
Breidablikk[4]	36.61%	Equinor Energy AS	North Sea	Oil
Doggerbank A and B[5]	40.00%	SSE Renewables	North Sea, UK	Offshore wind

1) Technical service provider is Scatec Equinor Solutions Argentina SA.

2) Union Oil Company of California is a Chevron subsidiary.

3) Covid-19 creates considerable uncertainty, and we are unable to predict the course of the pandemic or the impact.

4) The figure indicates Equinor's equity share in the Grane unit. The Breidablikk field is distributed over four different licences. The equity split in Breidablikk will be determined at PDO approval

5) Equinor will assume operatorship when the wind farm comes on stream

Corporate staffs and support functions

Corporate staffs and support functions comprise the non-operating activities supporting Equinor, and include head office and central functions that provide business support such as finance and control, corporate communication, safety, audit, legal services and people and leadership.

On 16 November 2020, Equinor announced a new corporate structure which will consist of five corporate centre units. The Corporate Finance Organisation (CFO) will also then include units for strategy, mergers & acquisitions and business development. Safety, Security and Sustainability (SSU) will be established a new functional area. The current organisational structure will remain in place until the planned implementation takes effect by 1 June 2021.

2.8
Corporate

Applicable laws and regulations

Equinor operates in more than 30 countries and is exposed and committed to compliance with numerous laws and regulations globally.

This section gives a general description on the legal and regulatory framework in the various jurisdictions where Equinor operates and in particular in the countries of Equinor's core activities.

For further information about the jurisdictions in which Equinor operates, see sections 2.2 Business overview and 2.12 Risk review. Further, see chapter 3 Governance for information about the domicile and legal form of Equinor, including the current articles of association, information on listing on the Oslo Børs and New York Stock Exchange (NYSE) and corporate governance.

Regulatory framework for upstream oil and gas operations
Currently, Equinor is subject to two main regimes applicable to petroleum activities worldwide:

- Corporate income tax regimes; and
- Production sharing agreements (PSAs).

Equinor is also subject to a wide variety of health, safety and environmental ("HSE") laws and regulations concerning its products, operations and activities. Relevant laws and regulations include jurisdiction specific laws and regulations, international regulations, conventions or treaties, as well as EU directives and regulations.

Concession regimes
Under a concession regime, companies are granted licences by the government to extract petroleum. This is similar to the Norwegian system described below. Typically, the licensees are offered to pre-qualified companies following bidding rounds. The criteria for the evaluation of bidding offers under these regimes can be the level of offered signature bonus (bid amount), minimum exploration programme, and local content. In exchange for those commitments, the successful bidder(s) receive a right to explore, develop and produce petroleum within a specified geographical area for a limited period of time. The terms of the licences are usually not negotiable. The fiscal regime may entitle the relevant jurisdiction to royalties, profit tax or special petroleum tax.

PSA regimes
PSAs are normally awarded to the contractor parties after bidding rounds announced by the government. Main bid parameters are a minimum exploration programme and signature bonuses, and allocation of profit oil and tax may also be a bid parameter.

Under a PSA, the host government typically retains the right to the hydrocarbons in place. The contractor receives a share of the production for services performed. Normally, the contractor carries the exploration and development costs and risk prior to a commercial discovery and is then entitled to recover those costs during the production phase. The remaining share of the production - the profit share, is split between the government and the contractor according to a mechanism set out in the PSA. The contractor is usually subject to income tax on its own share of the profit oil. Fiscal provisions in a PSA are to a large extent negotiable and are unique to each PSA.

Norway
The principal laws governing Equinor's petroleum activities in Norway are the Norwegian Petroleum Act and the Norwegian Petroleum Taxation Act.

Norway is not a member of the European Union (EU) but is a member of the European Free Trade Association (EFTA). The EU and the EFTA Member States have entered into the Agreement on the European Economic Area, referred to as the EEA Agreement, which provides for the inclusion of EU legislation in the national law of the EFTA Member States (except Switzerland). Equinor's business activities are subject to both the EFTA Convention and EU laws and regulations adopted pursuant to the EEA Agreement.

Under the Petroleum Act, the Norwegian Ministry of Petroleum and Energy (MPE) is responsible for resource management and for administering petroleum activities on the NCS. The main task of the MPE is to ensure that petroleum activities are conducted in accordance with the applicable legislation, the policies adopted by the Norwegian Parliament (the Storting) and relevant decisions of the Norwegian State.

The Storting's role in relation to major policy issues in the petroleum sector can affect Equinor in two ways: first, when the Norwegian State acts in its capacity as majority owner of Equinor shares and, second, when the Norwegian State acts in its capacity as regulator:

- The Norwegian State's shareholding in Equinor is managed by the MPE. The MPE will normally decide how the Norwegian State will vote on proposals submitted to general meetings of the shareholders. However, in certain exceptional cases, it may be necessary for the Norwegian State to seek approval from the Storting before voting on a certain proposal. This will normally be the case if Equinor issues additional shares and such issuance would significantly dilute the Norwegian State's holding, or if such issuance would require a capital contribution from the Norwegian State in excess of government mandates. A vote by the Norwegian State against an Equinor proposal to issue additional shares would prevent Equinor from raising additional capital in this manner and could adversely affect Equinor's ability to pursue business opportunities. For more information about the Norwegian State's ownership, see Risks related to state ownership in section 2.12 Risk review, chapter 3 Governance, and Major shareholders in section 5.1 Shareholder information.

- The Norwegian State exercises important regulatory powers over Equinor, as well as over other companies and corporations on the NCS. As part of its business, Equinor or the partnerships to which Equinor is a party, frequently need to apply for licences and other approvals from the Norwegian State. Although Equinor is majority-owned by the Norwegian State, it does not receive preferential treatment with respect to licences granted by or under any other regulatory rules enforced by the Norwegian State.

The principal laws governing Equinor's petroleum activities in Norway and on the NCS are the Norwegian Petroleum Act of 29 November 1996 (the Petroleum Act) and the regulations issued thereunder, and the Norwegian Petroleum Taxation Act of 13 June 1975 (the Petroleum Taxation Act). The Petroleum Act sets out the principle that the Norwegian State is the owner of all subsea petroleum on the NCS, that exclusive right to resource management is vested in the Norwegian State and that the Norwegian State alone is authorised to award licences for petroleum activities as well as determine their terms. Licensees are required to submit a plan for development and operation (PDO) to the MPE for approval. For fields of a certain size, the Storting has to accept the PDO before it is formally approved by the MPE. Equinor is dependent on the Norwegian State for approval of its NCS exploration and development projects and its applications for production rates for individual fields.

Production licences are the most important type of licence awarded under the Petroleum Act. A production licence grants the holder an exclusive right to explore for and produce petroleum within a specified geographical area. The licensees become the owners of the petroleum produced from the field covered by the licence. Production licences are normally awarded for an initial exploration period, which is typically six years, but which can be shorter. The maximum period is ten years. During this exploration period, the licensees must meet a specified work obligation set out in the licence. If the licensees fulfil the obligations set out in the initial licence period, they are entitled to require that the licence be extended for a period specified at the time when the licence is awarded, typically 30 years.

The terms of the production licences are decided by the Ministry of Petroleum and Energy. Production licences are awarded to group of companies forming a joint venture at the MPE's discretion. The members of the joint venture are jointly and severally liable to the Norwegian State for obligations arising from petroleum operations carried out under the licence. The MPE decides the form of the joint operating agreements and accounting agreements.

The governing body of the joint venture is the management committee. In licences awarded since 1996 where the State's direct financial interest (SDFI) holds an interest, the Norwegian State, acting through Petoro AS, may veto decisions made by the joint venture management committee, which, in the opinion

of the Norwegian State, would not be in compliance with the obligations set forth in the licence with respect to the Norwegian State's exploitation policies or financial interests. This power of veto has never been used.

Interests in production licences may be transferred directly or indirectly subject to the consent of the MPE and the approval of the Ministry of Finance of the tax treatment. In most licences, there are no pre-emption rights in favour of the other licensees. However, the SDFI, or the Norwegian State, as appropriate, still hold pre-emption rights in all licences.

The day-to-day management of a field is the responsibility of an operator appointed by the MPE. The operator is in practice always a member of the joint venture holding the production licence, although this is not legally required. The terms of engagement of the operator are set out in the joint operating agreement.

If important public interests are at stake, the Norwegian State may instruct the operators on the NCS to reduce the production of petroleum. Due to the Covid-19 pandemic that led to less demand for oil and gas, the Norwegian State instructed in May 2020 a reduction of oil production for the rest of the year. The production reduction was distributed on a pro rata basis per all fields.

A licence from the MPE is also required in order to establish facilities for the transportation and utilisation of petroleum. Ownership of most facilities for the transportation and utilisation of petroleum in Norway and on the NCS is organised in the form of joint ventures. The participants' agreements are similar to joint operating agreements for production.

Licensees are required to prepare a decommissioning plan before a production licence or a licence to establish and use facilities for the transportation and utilisation of petroleum expires or is relinquished, or the use of a facility ceases. On the basis of the decommissioning plan, the MPE makes a decision as to the disposal of the facilities.

For an overview of Equinor's activities and shares in Equinor's production licences on the NCS, see section 2.3 E&P Norway.

Gas sales and transportation from the NCS
Equinor markets gas from the NCS on its own behalf and on the Norwegian State's behalf. Dry gas is mainly transported through the Norwegian gas transport system (Gassled) to customers in the UK and mainland Europe, while liquified natural gas is transported by vessels to worldwide destinations.

The Norwegian gas transport system, consisting of the pipelines and terminals through which licensees on the NCS transport their gas, is owned by a joint venture called Gassled. The Norwegian Petroleum Act of 29 November 1996 and the pertaining Petroleum Regulation establish the basis for non-discriminatory third-party access to the Gassled transport system.

The tariffs for the use of capacity in the transport system are determined by applying a formula set out in separate tariff regulations stipulated by the MPE. The tariffs are paid for booked capacity rather than the volumes actually transported.

For further information, see section 2.6 MMP – Marketing, Midstream & Processing under Pipelines.

The Norwegian State's participation
In 1985, the Norwegian State established the State's direct financial interest (SDFI) through which the Norwegian State has direct participating interests in licences and petroleum facilities on the NCS. As a result, the Norwegian State holds interests in a number of licences and petroleum facilities in which Equinor also hold interests. Petoro AS, a company wholly owned by the Norwegian State, was formed in 2001 to manage the SDFI assets.

The Norwegian State has a coordinated ownership strategy aimed at maximising the aggregate value of its ownership interests in Equinor and the Norwegian State's oil and gas. This is reflected in the owner's instruction described below, which contains a general requirement that, in our activities on the NCS, we are required to take account of these ownership interests in decisions that may affect the execution of this marketing arrangement.

SDFI oil and gas marketing and sale
Equinor markets and sells the Norwegian State's oil and gas together with Equinor's own production. The arrangement has been implemented by the Norwegian State through a separate instruction (the Owner's Instruction) adopted by an extraordinary shareholder meeting in 2001, with the Norwegian State as sole shareholder at the time. The Owner's Instruction sets out the specific terms for the marketing and sale of the Norwegian State's oil and gas.

Equinor is obliged under the Owner's Instruction to jointly market and sell the Norwegian State's oil and gas as well as Equinor's own oil and gas. The overall objective of the marketing arrangement is to obtain the highest possible total value for Equinor's oil and gas and the Norwegian State's oil and gas, and to ensure an equitable distribution of the total value creation between the Norwegian State and Equinor.

The Norwegian State may at any time utilize its position as majority shareholder of Equinor to withdraw or amend the marketing instruction.

US
Petroleum activities in the US are extensively regulated by multiple agencies in the US federal government, and by tribal, state and local regulation. The US government directly regulates development of hydrocarbons on federal lands, in the US Gulf of Mexico, and in other offshore areas. Different federal agencies directly regulate portions of the industry, and other general regulations related to environmental, safety, and physical controls apply to all aspects of the industry. In addition to regulation by the US federal government, any activities on US tribal lands (indigenous persons' semi-sovereign territory) are regulated by governments and agencies in those areas. Significantly for Equinor's US onshore interests, each individual state has its own regulations of all aspects of hydrocarbon development within its borders. A recent trend also includes local municipalities adopting their own hydrocarbon regulations.

In the US, hydrocarbon interests are considered a private property right. In areas owned by the US government, that

means that the government owns the minerals in its capacity as land owner. The federal government, and each tribal and state government, establishes the terms of its own leases, including the length of time of the lease, the royalty rate, and other terms. The vast majority of onshore minerals, including hydrocarbons, in every state in which Equinor has onshore interests, belong to private individuals.

In order to explore for or develop hydrocarbons, a company must enter into a lease agreement from the applicable governmental agency for federal, state or tribal land, and for private lands, from each owner of the minerals the company wishes to develop. In each lease, the lessor retains a royalty interest in the production (if any) from the leased area. The lessee owns a working interest and has the right to explore and produce oil and gas. The lessee incurs all the costs and liabilities but will share only the portion of the revenue that is net of costs and expenses and not reserved to the lessor through its royalty interest.

Leases typically have a primary term for a specified number of years (from one to ten years) and a conditional secondary term that is tied to the production life of the properties. If oil and gas is being produced in paying quantities at the end of the primary term, or the operator satisfies other obligations specified in the agreement, the lease typically continues beyond the primary term (Held by Production). Leases typically involve paying the lessor both a signing bonus based on the number of leased acres and a royalty payment based on the production.

Each state has its own agencies that regulate the development, exploration, and production of oil and gas activities. These state agencies issue drilling permits and control pipeline transportation within state boundaries. The state agencies particularly relevant to Equinor's US onshore activities include: ; (a) Pennsylvania Department of Environmental Protection's Office of Oil and Gas Management; (b) Ohio Department of Natural Resources, Division of Oil and Gas; (c) West Virginia Department of Environmental Protection; (d) North Dakota Industrial Commission, Department of Mineral Resources, Oil and Gas Division; and (e) Board of Oil and Gas Conservation – Montana DNRC. In addition, some state utility departments handle pipeline transportation within state boundaries, and each state also has its own department regulating environmental, health, and safety issues arising from oil and gas operations.

Brazil
In Brazil, licences are mainly awarded according to a concession regime or a production sharing regime (the latter specifically for areas within the pre-salt polygon area or strategic areas) by the Federal Government. All state-owned and private oil companies may participate in the bidding rounds provided they follow the bidding rules and meet the qualification criteria. The tender protocol issued for each bidding round contains the draft of the concession agreement or the production sharing agreement that the winners must adhere to without the possibility of negotiating its terms, i.e., all the agreements signed under a certain bidding round contain the same general provisions and only differ in the particular items presented in the offers. There is no restriction on foreign participation, provided that the foreign investor incorporates a company under the Brazilian law for signing the agreement and complies with the

requirements established by the National Agency of Oil, Natural Gas and Biofuels (ANP).

The current criteria for the evaluation of bidding offers under the concession regime are: (a) signature bonus; and (b) minimum exploration programme. However, in past bidding rounds the participants also had to offer a local content percentage as a firm commitment. Companies can bid individually or in consortium always observing the qualification criteria for operator and non-operators.

The concession agreements are signed by ANP on behalf of the Federal Government. Generally, concessions are granted for a total period of 35 years and typically the exploration phase lasts from two to eight years, while the production phase may last 27 years from the declaration of commerciality. Concessionaires are entitled to request the extension of each of these phases, subject to ANP approval.

In bidding rounds involving the production sharing regime, the law grants to the Brazilian government-controlled company Petroleo Brasileiro S.A. – Petrobras, a right of preference to be the sole operator in the pre-salt fields with a minimum 30% of participating interest. If this right is exercised, Petrobras may still participate in the bidding round and present offers for the remaining 70% under the same conditions applicable to other participants. Likewise, in the concession bidding rounds, companies may bid individually or together with other companies. The winners are required to form a consortium with Pre-Sal Petroleo S.A. (PPSA), a Brazilian state-owned company, which is responsible for managing the production sharing agreement and selling the production allocated to the Government under the profit oil. PPSA also holds the role of chairperson of the operating committee, with 50% of the votes, in addition to certain veto rights and casting vote.

The current criteria for the evaluation of bidding offers under the production sharing regime is the offered percentage of profit oil. The winner will be the company which offers the highest percentage to the government in accordance with the technical and economic parameters established for each block in the tender documents under a certain bidding round.

Production sharing contracts are signed by the Ministry of Mines and Energy on behalf of the Federal Government. Generally, the contracts are valid for a period of 35 years which, in accordance with the law, cannot be extended. Of the two phases of the contract – exploration and production – the exploration phase can be extended provided that the total period of the contract remains as 35 years.

In order to perform the exploration and exploitation of oil and gas reserves, the companies must obtain an environmental licence granted by the Federal Environmental Protection Agency (IBAMA), which, together with ANP, is responsible for the safety and environmental regulations regarding upstream activities.

HSE regulation relevant for the Norwegian upstream oil & gas activities in Norway
Equinor's oil and gas operations in Norway must be conducted in compliance with a reasonable standard of care, taking into consideration the safety of workers, the environment and the

economic values represented by installations and vessels. The Petroleum Act specifically requires that petroleum operations be carried out in such a manner that a high level of safety is maintained and developed in step with technological developments. Equinor is also required at all times to have a plan to deal with emergency situations in Equinor's petroleum operations. During an emergency, the Norwegian Ministry of Labour/Norwegian Ministry of Fisheries and Coastal Affairs/Norwegian Coastal Administration may decide that other parties should provide the necessary resources, or otherwise adopt measures to obtain the necessary resources, to deal with the emergency for the licensees' account.

Liability for pollution damage
The Norwegian Petroleum Act imposes strict liability for pollution damage on all licensees, and a licensee is liable for pollution damage without regard to fault. Accordingly, as a holder of licences on the NCS, Equinor is subject to statutory strict liability under the Petroleum Act in respect of losses or damage suffered as a result of pollution caused by spills or discharges of petroleum from petroleum facilities covered by any of Equinor's licences.

A claim against the licence holders for compensation relating to pollution damage shall initially be directed to the operator, which in accordance with the terms of the joint operating agreement, will distribute the claim to the other licensees in accordance with their participating interest in the licence.

Discharge permits
Emissions and discharges from Norwegian petroleum activities are regulated through several acts, including the Petroleum Act, the CO_2 Tax Act, the Sales Tax Act, the Greenhouse Gas Emission Trading Act and the Pollution Control Act. Discharge of oil and chemicals in relation to exploration, development and production of oil and natural gas are regulated under the Pollution Control Act. In accordance with the provisions of this Act, an operator must apply for a discharge permit from relevant authorities on behalf of the licence group in order to discharge any pollutants into water. Further, the Petroleum Act states that burning of gas in flares beyond what is necessary for safety reasons to ensure normal operations is not permitted without approval from the MPE. All operators on the NSC have an obligation, and are responsible, for establishing sufficient procedures for the monitoring and reporting of any discharge into the sea. The Environment Agency, the Norwegian Petroleum Directorate and the Norwegian Oil Industry Association have established a joint database for reporting emissions to air and discharges to sea from the petroleum activities, the Environmental Web (EW). All operators on the NCS report emission and discharge data directly into the database.

Regulations on reduction of carbon emissions and CO_2 storage
Equinor's operations in Norway are subject to emissions taxes as well as emissions allowances granted for Equinor's larger European operations under the emissions trading scheme. The agreed strengthening of the EU's emission trading scheme may result in a significant reduction in the total emissions from relevant energy and industry installations, which include Equinor's installations at the NCS. The price of emissions allowances is also expected to increase significantly towards 2030.

The Norwegian Climate Act promotes the implementation of Norway's climate targets as part of the transition to a low-emission society in Norway in 2050. This act may influence our activities through plans and actions implemented to achieve these targets and reference is made to the Climate Plan 2021-2030 launched 8 January 2021 by the Norwegian Government for achievement of at least 50% and towards 55% reduction in GHG emissions in 2030 compared to 1990 levels. The plan states that the carbon cost for offshore oil & gas production in Norway will increase to 2000 NOK/t CO_2 towards 2030.

The EU directive 2009/31/EU on storage of CO_2 is implemented in the Pollution Control Act and the Petroleum Act and in regulations adopted under the Petroleum Act. The CO_2 capture and storage at Equinor's Sleipner and Snøhvit fields as well as the Northern Lights project are governed by these regulations.

HSE regulation of upstream oil and gas activities in the US
Equinor's upstream activities in the US are heavily regulated at multiple levels, including federal, state, and local municipal regulation. Equinor is subject to those regulations as a part of its activities in the US onshore (including Equinor's assets in North Dakota, Montana, Ohio, Pennsylvania, and West Virginia), and activities in the US Gulf of Mexico.

The National Environmental Policy Act of 1969 is an umbrella procedural statute that requires federal agencies to consider the environmental impacts of their actions. Several substantive US federal statutes specifically cover certain potential environmental effects of hydrocarbon extraction activities. Those include: the Clean Air Act, which regulates air quality and emissions; the Federal Water Pollution Control Act (commonly known as the Clean Water Act), which regulates water quality and discharges; the Safe Drinking Water Act, which establishes drinking water standards for tap water and underground injection rules; the Resource Conservation and Recovery Act of 1976, which regulates hazardous and solid waste management; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, which addresses remediation of legacy disposal sites and release reporting; and the Oil Pollution Act, which provides for oil spill prevention and response.

Other US federal statutes are resource-specific. The Endangered Species Act of 1973 protects listed endangered and threatened species and critical habitat. Other statutes protect certain species, including the Migratory Bird Treaty Act, the Bald and Golden Eagle Protection Act and the Marine Mammal Protection Act of 1972. Other statutes govern natural resource planning and development on federal lands onshore and on the Outer Continental Shelf, including: the Mineral Leasing Act; the Outer Continental Shelf Lands Act; the Federal Land Policy and Management Act of 1976; the Mining Law of 1872; the National Forest Management Act of 1976; the National Park Service Organic Act; the Wild and Scenic Rivers Act; the National Wildlife Refuge System Administration Act of 1966; the Rivers and Harbors Appropriation Act; and the Coastal Zone Management Act of 1972.

The federal government regulates offshore exploration and production for the Outer Continental Shelf (OCS), which extends from the edge of state waters (either 3 or 9 nautical miles from the coast, depending on the state) out to the edge of national jurisdiction, 200 nautical miles from shore. The Bureau of Ocean

Energy Management (BOEM) manages federal OCS leasing programs, conducts resource assessments, and licences seismic surveys. The Bureau of Safety and Environmental Enforcement (BSEE) regulates all OCS oil and gas drilling and production. The Office of Natural Resources Revenue (ONRR) collects and disburses rents and royalties from offshore and onshore federal and Native American lands.

Additional federal statutes cover certain products or wastes, and focus on human health and safety: the Toxic Substances Control Act regulates new and existing chemicals and products that contain these chemicals; the Hazardous Materials Transportation Act regulates transportation of hazardous materials; the Occupational Safety and Health Act of 1970 regulates hazards in the workplace; the Emergency Planning and Community Right-to-Know Act of 1986 provides emergency planning and notification for hazardous and toxic chemicals.

The federal and state governments share authority to administer some federal environmental programs (e.g., the Clean Air Act and Clean Water Act). States also have their own, sometimes more stringent, environmental laws. Counties, cities and other local government entities may have their own requirements as well.

Equinor continually monitors regulatory and legislative changes at all levels and engages in the stakeholder process through trade associations and direct comments to suggested regulatory and legislative regimes, to ensure that its operations remain in compliance with all applicable laws and regulations. In particular, BSEE drilling and production regulations were extensively revised in response to the 2010 Deepwater Horizon blowout and oil spill. The revised regulatory regime includes requirements for enhanced well design, improved blowout preventer design, testing and maintenance, and an increased number of trained inspectors. The incoming Administration is expected to review and revise these regulations, and Equinor is engaged with relevant governmental and industry stakeholders to ensure that Equinor's operations remain in compliance.

HSE regulation of upstream oil & gas activities in Brazil
Equinor's oil and gas operations in Brazil must be conducted in compliance with a reasonable standard of care, taking into consideration the safety and health of workers and the environment. The Brazilian Petroleum Law (Law No. 9,478/97) describes the government's policy objectives for the rational use of the country's energy resources, including the protection of the environment. In addition to the Petroleum Law, Equinor is also subject to many other laws and regulations issued by different authorities, including the National Agency of Petroleum, ANP, IBAMA, Federal Environmental Council (CONAMA) and Brazilian Navy. All those authorities have the power to impose fines in case of non-compliance with the respective rules. The concession and production sharing contracts also impose obligations on operators and consortium members, who are jointly and severally liable. They must, at their own account and risk, assume and fully respond to all losses and damages caused directly or indirectly by the applicable consortium's operations and their performance irrespective of fault, to the ANP, the Federal Government and third parties.

The exploration, drilling and production of oil and gas depend on environmental licences which define the conditions for the implementation of the project and compliance measures to mitigate and control environment impact. Equinor is subject to fines and even licence suspension in case of non-compliance with such conditions.

In Brazil, Equinor is also required to have an emergency response system as per ANP Ordinance 44/2009 to deal with emergency situations in its petroleum operations, as well as an oil spill response plan for each asset to minimise the environmental impact of any environmental unexpected situation that may generate spill of oil or chemical to sea.

Discharge permits

Discharges from Brazilian petroleum activities are regulated through several acts, including the CONAMA Resolution 393/2007 for produced water, CONAMA Resolution No. 357/2005 and CONAMA Resolution No. 430/2011 for effluents (sewage, etc) and IBAMA technical instructions for drilling waste. According to Environmental Ministry Ordinance No. 422/2011, the discharge of chemicals in connection with exploration, development and production of oil and natural gas is assessed as part of the permitting process and the applicable operator must apply for any discharge permit from relevant authorities on behalf of the licence group in order to discharge any pollutants into the water.

Regulations on reduction of carbon emissions

Although Equinor's operations in Brazil are not subject to emissions taxes (CO_2 limit) yet, a proposal has been sent to the government by the Brazilian Business Council for Sustainable Development (CEBDS) proposing a tax of USD 10/ton CO_2eq. Further, CONAMA No. 382/06 regulates air emissions limits (e.g. NOx) from all fixed sources that have total power consumption higher than 100MW.

ANP Ordinance No. 249/00 allows burning of gas in flares for safety reasons to ensure normal operations, but it is limited to 3% of the monthly production of associated gas. Any additional volume must be pre-approved.

The Brazilian government signed the Paris Agreement in 2016. The country's ambition is to reduce its greenhouse gas emissions by 37% until 2025 and 43% until 2030, compared to 2005 levels. Because of the desire to boost the economy and an expected growing energy demand, the focus on emissions reduction is on improved control of Forests and Land Use. To meet the growing energy demand challenge, the Brazilian government has indicated acceptance for an increase in total emissions in the short term from the industrial and power generation sectors, although the efficiency in power generation and usage will certainly be an important part of the Brazilian government's future approach to the issue.

Regulatory framework for renewable energy operations

Equinor's renewables positions currently mainly consist of offshore wind farms in operation and development in the UK and the state of New York. In both jurisdictions the legislation is structured around a lease where permission to develop is granted following a series of approvals relating largely to environmental and social impact assessments. The government separately auctions a subsidized power purchase price either through renewable offtake certificates or contracts for difference. In both cases, Equinor and its partners take the risk

for developing, constructing and operating the wind farms within a fixed timeframe.

Taxation of Equinor

Norway

Equinor is subject to ordinary Norwegian corporate income tax and to a special petroleum tax relating to its offshore activities in Norway. Equinor's profits, both from offshore oil and natural gas activities and from onshore activities, are subject to Norwegian corporate income tax. The standard corporate income tax rate is 22 %. In addition, a special petroleum tax is levied on profits from petroleum production and pipeline transportation on the NCS. The special petroleum tax rate is 56 %. The special petroleum tax rate is applied to relevant income in addition to the standard income tax rate, resulting in a 78 % marginal tax rate. For further information, see note 9 Income taxes to the Consolidated financial statements.

In June 2020, the Norwegian Parliament enacted temporary targeted changes to Norway's petroleum tax system for investments incurred in 2020 and 2021 and beyond 2021 for certain projects. The changes were effective from 1 January 2020 and provide companies with an immediate tax deduction in the special petroleum tax (56% rate) instead of tax depreciation over six years. In addition, the tax uplift, which has been increased from 20.8% to 24%, will be allowed in the first year instead of over four years. Tax depreciation towards the corporate tax rate (22% tax rate) will continue to be over six years. See also note 9 Income taxes to the Consolidated financial statements.

Equinor's international petroleum activities are subject to tax pursuant to local legislation.

US

Equinor's operations in the US are subject generally to corporate income, severance and production, ad valorem and transaction taxes levied by the federal, state and local tax authorities, and to royalties payable to federal, state and local authorities and, in some cases, private landowners. The federal corporate income tax rate in the US is 21%.

Brazil

Regardless of the applicable regime for oil and gas activities, corporate income tax and social contribution are levied on taxable income at a combined rate of 34 %. A simplified tax regime with a lower effective tax rate is available for activities with gross revenues below a threshold of 78 million Brazilian reais per year. In addition, there are several indirect taxes but exports are exempt.

Imports of assets are subject to several customs duties, but a special regime is available for certain assets used in the oil and gas activities allowing suspension of the federal duties and reduction of state duties.

The concession regime usually includes a 10% royalty, and special participation tax that varies based on time, location and production between 10% and 40%. PSA regime usually includes a 15% royalty, an annual 80% cost recovery ceiling, and a biddable government profit share.

Subsidiaries and properties

Significant subsidiaries
The following table shows significant subsidiaries and significant equity accounted companies within the Equinor group as of 31 December 2020.

Significant subsidiaries and significant equity accounted companies

Name	in %	Country of incorporation	Name	in %	Country of incorporation
Danske Commodities AS	100	Denmark	Equinor In Salah AS	100	Norway
Equinor Angola Block 15 AS	100	Norway	Equinor Insurance AS	100	Norway
Equinor Angola Block 17 AS	100	Norway	Equinor International Netherlands BV	100	Netherlands
Equinor Angola Block 31 AS	100	Norway	Equinor Natural Gas LLC	100	USA
Equinor Apsheron AS	100	Norway	Equinor New Energy AS	100	Norway
Equinor Argentina AS	100	Norway	Equinor Nigeria Energy Company Ltd.	100	Nigeria
Equinor Brasil Energia Ltda.	100	Brazil	Equinor Refining Norway AS	100	Norway
Equinor BTC (Group)	100	Norway	Equinor Russia AS	100	Norway
Equinor Canada Ltd. (Group)	100	Canada	Equinor Russia Holding AS	100	Norway
Equinor Danmark (Group)	100	Denmark	Equinor UK Ltd. (Group)	100	United Kingdom
Equinor Dezassete AS	100	Norway	Equinor US Holding Inc. (Group)	100	USA
Equinor Energy AS	100	Norway	Statholding AS (Group)	100	Norway
Equinor Energy do Brasil Ltda.	100	Brazil	Statoil Kharyaga AS	100	Norway
Equinor Energy International AS	100	Norway	Wind Power AS	100	Norway
Equinor Energy Ireland Ltd.	100	Ireland	AWE-Arkona-Windpark Entwicklungs-GmbH[1]	25	Germany
Equinor Holding Netherlands BV	100	Netherlands	Roncador BV[2]	25	Netherlands
Equinor In Amenas AS	100	Norway			

1) Equity accounted entities.

2) Roncador BV is accounted for as a jointly controlled operation and is proportionally consolidated.

Property, plants and equipment
Equinor has interests in real estate in many countries throughout the world. However, no individual property is significant. The largest office buildings are the Equinor's head office located at Forusbeen 50, NO-4035, Stavanger, Norway which comprises approximately 135,000 square meters of office space, and the 65,500 square metre office building located at Fornebu on the outskirts of Norway's capital, Oslo. Both office buildings are leased.

For a description of significant reserves and sources of oil and natural gas, see Proved oil and gas reserves in section 2.9 Operational performance and section 4.2 Supplementary oil and gas information (unaudited) later in this report. For a description of operational refineries, terminals and processing plants, see section 2.6 Marketing, Midstream & Processing (MMP).

For more information, see note 10 Property, plant and equipment to the Consolidated financial statements.

Related party transactions
See note 24 Related parties to the Consolidated financial statements. See also chapter 3 Governance in section 3.4 Equal treatment of shareholders and transactions with close associates.

Insurance
Equinor maintains insurance coverage that includes coverage for physical damage to its oil and gas properties, third-party liability, workers' compensation and employers' liability, general liability, sudden pollution and other coverage. See also section 2.12 Risk review under Risk factors.

2.9
Operational performance

Proved oil and gas reserves

Proved oil and gas reserves were estimated to be 5,260 million boe at year end 2020, compared to 6,004 million boe at the end of 2019.



Changes in proved reserves estimates are most commonly the result of revisions of estimates due to observed production performance or changes in prices or costs, extensions of proved areas through drilling activities or the inclusion of proved reserves in new discoveries through the sanctioning of new development projects. These are the result of continuous business processes and can be expected to continue to add reserves in the future.

Proved reserves can also be added or subtracted through the acquisition or divestment of assets or due to factors outside management control, such as changes in oil and gas prices.

Changes in oil and gas prices can affect the quantities of oil and gas that can be recovered from the accumulations. Higher oil and gas prices will normally allow more oil and gas to be recovered, while lower prices will normally result in reductions. However, for fields with PSAs and similar contracts, increased prices may result in lower entitlement to produced volumes and lower prices may increase entitlement to produced volumes. These described changes are included in the revisions category.

The principles for booking proved gas reserves are limited to contracted gas sales or gas with access to a robust gas market.

In Norway, the UK and Ireland, Equinor recognises reserves as proved when a development plan is submitted, as there is reasonable certainty that such a plan will be approved by the regulatory authorities. Outside these territories, reserves are generally booked as proved when regulatory approval is received, or when such approval is imminent. Undrilled well locations in onshore fields in the US are generally booked as proved undeveloped reserves when a development plan has been adopted and the well locations are scheduled to be drilled within five years.

Approximately 89% of Equinor's proved reserves are located in OECD countries. Norway is by far the most important contributor in this category, followed by USA and Canada. Of Equinor's total proved reserves, 5% are related to PSAs in non-OECD countries such as Angola, Algeria, Azerbaijan, Libya, Nigeria and Russia. Other non-OECD reserves are related to concessions in Argentina, Brazil and Russia, representing all together 6% of Equinor's total proved reserves.



Changes in proved reserves in 2020

The total volume of proved reserves decreased by 744 million boe in 2020.

Change in proved reserves

	For the year ended 31 December		
(million boe)	2020	2019	2018
Revisions and improved recovery (IOR)	(171)	327	479
Extensions and discoveries	131	253	848
Purchase of petroleum-in-place	6	72	196
Sales of petroleum-in-place	-	(125)	(2)
Total reserve additions	(34)	527	1,521
Production	(710)	(698)	(713)
Net change in proved reserves	(744)	(171)	808



Revisions and IOR

Revisions of previously booked reserves, including the effect of improved recovery, decreased the proved reserves by net 171 million boe in 2020. This is the net result of 217 million boe in positive revisions and 388 million boe in negative revisions. Many producing fields had positive revisions due to better performance, new drilling targets and improved recovery projects, as well as reduced uncertainty due to further drilling and production experience. The negative revisions included a direct effect of lower commodity prices, decreasing the proved reserves by approximately 194 million boe through reduced economic lifetime on several fields. In addition, the reduced prices had an indirect negative effect through reduced activity levels. Other negative revisions were related to unforeseen events and operational challenges.

Extensions and discoveries

A total of 131 million boe of new proved reserves were added through extensions and discoveries, booking proved reserves for the first time. Two new field developments offshore Norway, the Breidablikk and Gråsel fields, were sanctioned in 2020 adding new proved reserves in this category. Both these fields

are expected to start production within a period of five years. In addition, this category includes extensions of proved areas through drilling of new wells in previously undrilled areas in the US onshore plays, and at producing fields in Norway and in Russia.

Purchase and sale of reserves

A total of 6 million boe of new proved reserves in Argentina were purchased in 2020.

There were no changes related to sale of reserves in 2020.

Production

The 2020 entitlement production was 710 million boe, an increase of 2% compared to 2019.

Development of reserves

In 2020, 250 million boe were matured from proved undeveloped to proved developed reserves. Continued drilling in the Appalachian basin in the US and in the Johan Sverdrup, Ærfugl and Osberg fields in Norway, increased the proved developed reserves by 200 million boe during 2020. The remaining 50 million boe of the matured volume is related to a wide range of activities on assets world-wide. The negative revision of proved undeveloped reserves of 131 million boe is both related to the reduced commodity prices, decreasing economic lifetime at some fields, as well as reduced activity levels and operational challenges This resulted in a reduction of proved undeveloped reserves, particularly in the onshore assets in the US, in fields in Brazil and in the UK.

In 2019, 426 million boe were matured from proved undeveloped to proved developed reserves. Start of production from the Johan Sverdrup, Trestakk and Utgard fields in Norway and in the UK, increased the proved developed reserves by 305 million boe. The remaining 121 million boe of the matured volume is related to activities on developed assets in several countries. Sanctioning of the North Komsomolskoye field development in Russia, and extension of the proved areas in our onshore assets in the US, were the main reasons for the 188 million boe of proved undeveloped reserves added as extensions and discoveries. The net positive revisions of 149 million boe were the result of several smaller revisions on most fields in our portfolio. In 2018, start of production from the Aasta Hansteen field in Norway, and continued drilling to mature reserves in our US onshore developments as well as in several of the larger offshore developments in Norway, contributed to moving a total of 578 million boe from proved undeveloped to proved developed reserves. Two major field development projects were sanctioned adding significant volumes of new proved undeveloped reserves at the end of the year. These were the third development phase of the Troll field and the second development phase of the Johan Sverdrup field in Norway. In

addition, sanctioning of the Vito field in the Gulf of Mexico and drilling of new wells in previously unproven areas in our US onshore developments, contributed to the increase in proved undeveloped reserves of 783 million boe through extensions and discoveries. Positive revisions of 134 million in proved undeveloped reserves were related to the increased commodity prices in 2018, as well as technical revisions and increased recovery projects mainly Norway.

Over the last five years, Equinor has matured 1,824 million boe of proved undeveloped reserves to proved developed reserves.

Development of proved reserves

(million boe)	2020 Total proved reserves	Developed	Undeveloped	2019 Total proved reserves	Developed	Undeveloped	2018 Total proved reserves	Developed	Undeveloped
At 1 January	**6,004**	3,679	2,325	**6,175**	3,733	2,442	**5,367**	3,342	2,025
Revisions and improved recovery	**(171)**	(40)	(131)	**327**	178	149	**479**	345	134
Extensions and discoveries	**131**	37	94	**253**	65	188	**848**	64	783
Purchase of reserves-in-place	**6**	6	0	**72**	15	57	**196**	118	78
Sales of reserves-in-place	**-**	-	-	**(125)**	(40)	(85)	**(2)**	(2)	(0)
Production	**(710)**	(710)	-	**(698)**	(698)	-	**(713)**	(713)	-
Moved from undeveloped to developed	**-**	250	(250)	**-**	426	(426)	**-**	578	(578)
At 31 December	**5,260**	3,222	2,038	**6,004**	3,679	2,325	**6,175**	3,733	2,442

Proved developed and undeveloped reserves

As of 31 December 2020	Oil and condensate (mmboe)	NGL (mmboe)	Natural gas (mmcf)	Total oil and gas (mmboe)
Developed				
Norway	654	141	7,863	**2,196**
Eurasia excluding Norway	62	0	172	**93**
Africa	110	15	199	**161**
USA	217	47	1,681	**564**
Americas excluding USA	206	-	11	**208**
Total developed proved reserves	1,249	204	9,926	**3,222**
Undeveloped				
Norway	676	66	4,851	**1,606**
Eurasia excluding Norway	131	(0)	141	**156**
Africa	21	2	28	**28**
USA	70	6	490	**163**
Americas excluding USA	86	-	0	**86**
Total undeveloped proved reserves	982	74	5,510	**2,038**
Total proved reserves	2,232	278	15,436	**5,260**

As of 31 December 2020, the total proved undeveloped reserves amounted to 2,038 million boe, 79% of which are related to fields in Norway. The Troll, Johan Sverdrup and Snøhvit fields, which have continuous development activities, together with fields not yet in production, such as Johan Castberg and Martin Linge, have the largest proved undeveloped reserves in Norway. The largest assets with proved undeveloped reserves outside Norway, are North Komsomolskoye in Russia, the Appalachian basin in the US, Peregrino in Brazil, Mariner in the UK, ACG in Azerbaijan and Vito in the US.

All these fields are either producing or will start production within the next three years. For fields with proved reserves where production has not yet started, investment decisions have already been sanctioned and investments in infrastructure and facilities have commenced. There are no material development projects, which would require a separate future investment decision by management, included in our proved reserves. Some development activities will take place more than five years from the disclosure date on many fields, but these are mainly related to incremental type of spending, such as drilling of additional wells from existing facilities, in order to secure continued production.

For projects under development, the Covid-19 pandemic has impacted progress due to personnel limitations on offshore and onshore facilities and yards. This has delayed production start at the Martin Linge and Johan Castberg fields in Norway. At Martin Linge, where development has now been going on for more than five years, first oil was planned in 2020. Development is still on-going, and first oil is now expected in 2021.
The Johan Castberg field was originally planned to start production in 2022, four years after the field development was sanctioned. This is now delayed to 2023.

For our onshore plays in the US, the Appalachian basin and Bakken, all proved undeveloped reserves are limited to wells that are scheduled to be drilled within five years.

In 2020, Equinor incurred USD 6,647 million in development costs relating to assets carrying proved reserves, of which USD 5,653 million was related to proved undeveloped reserves.

Additional information about proved oil and gas reserves is provided in section 4.2 Supplementary oil and gas information (unaudited).

Reserves replacement
The reserves replacement ratio is defined as the net amount of proved reserves added divided by produced volumes in any given period. The table below presents the changes in reserves for each category relating to the reserve replacement ratio for the years 2020, 2019 and 2018.

The 2020 reserves replacement ratio was negative 5% and the corresponding three-year average was 95%.

The reserves replacement ratio excluding equity accounted entities was negative 4% in 2020.

The organic reserves replacement ratio, excluding sales and purchases, was negative 6% in 2020 compared to positive 83% in 2019. The organic average three-year replacement ratio was 88% at the end of 2020.

For additional information regarding proved reserves changes and the reliability of proved reserves estimates, see the sections 4.2 Supplementary oil and gas information and 2.12 Risk review, respectively.

Reserves replacement ratio

| | For the year ended 31 December | | |
(including purchases and sales)	2020	2019	2018
Annual	**-5%**	75%	213%
Three-year-average	**95%**	147%	153%

Proved reserves by region



Proved reserves in Norway

A total of 3,802 million boe is recognised as proved reserves in 60 fields and field development projects on the NCS, representing 72% of Equinor's total proved reserves. Of these, 54 fields and field areas are currently in production, 44[6] of which are operated by Equinor.

Production experience, further drilling and improved recovery on many of Equinor's producing fields in Norway contributed with positive revisions of 117 million boe in 2020. Negative revisions totalled 127 million boe and were related to lower commodity prices reducing the proved reserves in Norway by 85 million boe (2.2%), and reduced activity and operational challenges. Two field development projects, Breidablikk and Gråsel, added proved reserves categorised as extensions and discoveries during 2020.

Of total proved reserves on the NCS, 2,196 million boe (58%) are proved developed reserves. Of the total proved reserves in this area, 60% are gas reserves related to large gas fields such as Troll, Snøhvit, Oseberg, Ormen Lange, Visund, Aasta Hansteen, Åsgard and Tyrihans, and 40% are liquid reserves.

Proved reserves in Eurasia, excluding Norway

Equinor has proved reserves of 249 million boe related to seven fields in Russia, Azerbaijan, United Kingdom and Ireland. Negative revisions related mainly to operational challenges on fields in the UK and in Russia have reduced the proved reserves in this area by 28 million boe. Eurasia excluding Norway represents 5% of Equinor's total proved reserves. All fields in this area are now producing. Of the proved reserves in Eurasia, 93 million boe (37%) are proved developed reserves.

Of the total proved reserves in this area, 78% are liquid reserves and 22% are gas reserves.

---

[6] Fields carrying proved reserves at year-end 2020, whereas the number of fields with production during the year referred to in section 2.3 E&P Norway may be different depending on how production is allocated and reported



Proved reserves in Africa

Equinor recognises proved reserves of 189 million boe in producing assets in the West and North African countries Angola, Algeria, Nigeria and Libya. Africa represents 4% of Equinor's total proved reserves. Angola is the primary contributor to the proved reserves in this area. Most of the fields in Africa are mature and on decline. Positive revisions increased the proved reserves by 40 million boe, mainly related to positive reservoir performance but also to increased entitlement volumes caused by the reduced oil price.

For information related to the Agbami redetermination process and the dispute between the Nigerian National Petroleum Corporation and the partners in Oil Mining Lease (OML) 128 concerning certain terms of the OML 128 Production Sharing Contract (PSC), see note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements. The effect of this redetermination on the proved reserves, which is estimated to be less than 10 million boe, is not yet included.

Of the total proved reserves in Africa, 161 million boe, or 85%, are proved developed reserves. Of the total proved reserves in this area, 79% are liquid reserves and 21% are gas reserves.



Proved reserves USA

In the US, Equinor has proved reserves equal to 727 million boe in assets in the Gulf of Mexico as well as in onshore tight reservoirs.

Vito, which was sanctioned in 2019, is the only field in this area that is not yet producing. The onshore tight reservoir assets in the Appalachian basin and Bakken are all in production.

The proved reserves in the US were subject to a net negative revision of 118 million boe in 2020. This includes 143 million boe of negative revisions and 25 million boe of positive revisions. Approximately half of the net revision is related to the reduced commodity prices. Other negative revisions are a result of reduced activity, particularly in the onshore operations, as well as operational challenges. The largest positive changes to the proved reserves in the US in 2020 were related to new wells extending the proved areas in the US onshore assets, adding a total of 101 million boe in the extensions and discoveries category.

The recently announced divestment of our interests in the Bakken field in the USA, was effective 1 January 2021 and will result in an estimated reduction of proved reserves of 94 million boe at year-end 2021.

Of the total proved reserves in the US at year-end 2020, 564 million boe or 78%, are proved developed reserves. Liquid reserves are 47% and gas reserves are 53%.

Proved reserves in the US now represent 14% of total proved reserves, but USA is still disclosed as a separate geographic area in the tables since it represented 16% in 2017.



Proved reserves in the Americas excluding USA

In the Americas excluding USA, Equinor has proved reserves equal to 294 million boe in a total of seven fields. Four fields are located offshore Canada, two offshore Brazil, and one field onshore in Argentina. Six of these are producing. The Terra Nova field in Canada is currently undergoing redevelopment and has not been producing in 2020. Production is scheduled to restart in 2022.

Revisions of the proved reserves in this area are mainly negative reducing the proved reserves by a net volume of 55 million boe. This is related to the reduced commodity prices resulting in shorter economic lifetime of fields, particularly in Brazil.

In 2020 Equinor acquired an interest share in the Bandurria Sur block in Argentina. This added 6 million boe of new proved reserves in purchase of reserves-in-place.

Of the total proved reserves in the Americas excluding USA, 208 million boe, or 71% are proved developed reserves. Less than 1% of the proved reserves in this area are gas reserves.



Preparation of reserves estimates

Equinor's annual reporting process for proved reserves is coordinated by a central corporate reserves management (CRM) team consisting of qualified professionals in geosciences, reservoir and production technology and financial evaluation. The team has an average of more than 25 years' experience in the oil and gas industry. CRM reports to the vice president of finance and control in the Technology, Projects & Drilling business area and is independent of the Development & Production business areas. All the reserves estimates have been prepared by Equinor's technical staff.

Although the CRM team reviews the information centrally, each asset team is responsible for ensuring that it is in compliance with the requirements of the SEC and Equinor's corporate standards. Information about proved oil and gas reserves, standardised measures of discounted net cash flows related to proved oil and gas reserves and other information related to proved oil and gas reserves, is collected from the local asset teams and checked by CRM for consistency and conformity with applicable standards. The final numbers for each asset are quality-controlled and approved by the responsible asset manager, before aggregation to the required reporting level by CRM.

The aggregated results are submitted for approval by the relevant business area management teams and the corporate executive committee.

The person with primary responsibility for overseeing the preparation of the reserves estimates is the manager of the CRM team. The person who presently holds this position has a bachelor's degree in earth sciences from the University of Gothenburg, and a master's degree in petroleum exploration and exploitation from Chalmers University of Technology in Gothenburg, Sweden. She has 35 years' experience in the oil and gas industry, 34 of them with Equinor. She is a member of the Society of Petroleum Engineering (SPE) and of the Technical Advisory Group to the UNECE Expert Group on Resource Management (EGRM).

DeGolyer and MacNaughton report
Petroleum engineering consultants DeGolyer and MacNaughton have carried out an independent evaluation of Equinor's proved reserves as of 31 December 2020 using data provided by Equinor. The evaluation accounts for 100% of Equinor's proved reserves including equity accounted entities. The aggregated net proved reserves estimates prepared by DeGolyer and MacNaughton do not differ materially from those prepared by Equinor when compared on the basis of net equivalent barrels.

A reserves audit report summarising this evaluation is included as Exhibit 15 (a)(iv).

Net proved reserves

At 31 December 2020	Oil and condensate (mmboe)	NGL/LPG (mmboe)	Natural gas (mmcf)	Oil equivalent (mmboe)
Estimated by Equinor	2,232	278	15,436	5,260
Estimated by DeGolyer and MacNaughton	2,333	319	16,007	5,504

Operational statistics

Total developed and undeveloped oil and gas acreage, in which Equinor had interests at 31 December 2020, are presented in the table below.

Developed and undeveloped oil and gas acreage

At 31 December 2020 (in thousands of acres)		Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Oceania	Total
Developed acreage	- gross[1]	927	269	834	555	420	-	**3,005**
	- net[2]	354	104	265	206	78	-	**1,008**
Undeveloped acreage	- gross[1]	18,307	21,600	38,952	2,401	48,362	2,709	**132,333**
	- net[2]	7,985	10,073	16,970	1,039	23,218	2,709	**61,993**

1) A gross value reflects the acreage in which Equinor has a working interest.

2) The net value corresponds to the sum of the fractional working interests owned by Equinor in the same acreage.

Equinor's largest concentrations of net developed acreage in Norway are in the Troll, Oseberg, Snøhvit, Ormen Lange and Johan Sverdrup fields. In Africa, the Algerian gas development projects In Amenas and In Salah represent the largest concentrations of net developed acreage. Bakken (onshore US) has the largest net developed acreage in the Americas.

The largest net undeveloped acreage concentration is in South Africa, which represents 21% of Equinor's total net undeveloped acreage, followed by Russia and Norway.

The largest net undeveloped acreage in the Americas, is in Argentina, Suriname and Canada. In Eurasia excluding Norway, Russia is the country with the largest undeveloped net acreage. In Oceania, we have undeveloped acreage in Australia.

Equinor holds acreage in numerous concessions, blocks and leases. The terms and conditions regarding expiration dates vary significantly from property to property. Work programmes are designed to ensure that the exploration potential of any property is fully evaluated before expiration.

Acreage related to several of these concessions, blocks and leases are scheduled to expire within the next three years. Any acreage which has already been evaluated to be non-profitable may be relinquished prior to the current expiration date. In other cases, Equinor may decide to apply for an extension if more time is needed in order to fully evaluate the potential of the properties. Historically, Equinor has generally been successful in obtaining such extensions.

Most of the undeveloped acreage that will expire within the next three years, is related to early exploration activities where no production is expected in the foreseeable future. The expiration of these leases, blocks and concessions will therefore not have any material impact on our proved reserves.

Productive oil and gas wells
The number of gross and net productive oil and gas wells, in which Equinor had interests at 31 December 2020, is shown in the table below.

The gross number of oil wells has increased from last year mainly due to the acquisition of Banduria Sur in Argentina and continued drilling at onshore fields in Russia.

The gross and net number of gas wells has increased from last year mainly due to continued drilling at the Appalachian (APB) onshore asset in the US.

The total gross number of productive wells as of end 2020 includes 376 oil wells and 11 gas wells with multiple completions or wells with more than one branch.

Number of productive oil and gas wells

At 31 December 2020		Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Oil wells	- gross[1]	918	273	427	2,545	193	**4,356**
	- net[2]	307.8	59.9	65.5	680.2	53.2	**1,166.6**
Gas wells	- gross[1]	195	12	112	2,179	-	**2,498**
	- net[2]	85.2	4.2	43.1	439.0	-	**571.5**

1) A gross value reflects the number of wells in which Equinor owns a working interest.

2) The net value corresponds to the sum of the fractional working interests owned by Equinor in the same gross wells.

Net productive and dry oil and gas wells drilled

The following tables show the number of net productive and dry exploratory and development oil and gas wells completed or abandoned by Equinor over the past three years. Productive wells include exploratory wells in which hydrocarbons were discovered, and where drilling or completion has been suspended pending further evaluation. A dry well is a well found to be incapable of producing sufficient quantities to justify completion as an oil or gas well. Dry development wells are mainly injector wells, but does also include drilled and permanently abandoned wells.

Number of net productive and dry oil and gas wells drilled[1]	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Year 2020						
Net productive and dry exploratory wells drilled	8.2	2.0	-	1.1	2.7	**14.0**
- Net dry exploratory wells	4.7	1.0	-	0.4	0.9	**6.9**
- Net productive exploratory wells	3.6	1.0	-	0.7	1.8	**7.0**
Net productive and dry development wells drilled	27.6	22.1	1.6	48.2	8.7	**108.2**
- Net dry development wells	4.0	3.9	-	-	0.7	**8.6**
- Net productive development wells	23.6	18.2	1.6	48.2	8.0	**99.6**
Year 2019						
Net productive and dry exploratory wells drilled	11.0	5.0	-	0.4	2.1	**18.5**
- Net dry exploratory wells	5.9	4.0	-	-	0.3	**10.2**
- Net productive exploratory wells	5.1	1.0	-	0.4	1.8	**8.3**
Net productive and dry development wells drilled	30.7	13.4	2.0	121.6	3.5	**171.1**
- Net dry development wells	5.1	1.4	-	0.5	0.8	**7.8**
- Net productive development wells	25.6	12.0	2.0	121.1	2.6	**163.3**
Year 2018						
Net productive and dry exploratory wells drilled	8.6	-	0.7	0.6	0.5	**10.3**
- Net dry exploratory wells	4.5	-	0.7	0.6	0.5	**6.2**
- Net productive exploratory wells	4.0	-	-	-	-	**4.0**
Net productive and dry development wells drilled	42.7	3.3	4.2	102.8	3.3	**156.3**
- Net dry development wells	13.6	0.5	0.2	0.3	1.0	**15.6**
- Net productive development wells	29.2	2.8	4.0	102.5	2.2	**140.7**

1) The net value corresponds to the sum of the fractional working interests owned by Equinor in the same gross wells.

Exploratory and development drilling in process

The following table shows the number of exploratory and development oil and gas wells in the process of being drilled by Equinor at 31 December 2020.

Number of wells in progress

At 31 December 2020		Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Development wells[3]	- gross[1]	38	14	17	89	4	**162**
	- net[2]	17.1	3.4	4.4	24.6	1.2	**50.8**
Exploratory wells	- gross[1]	3	-	2	2	6	**13**
	- net[2]	1.3	-	0.6	0.5	3.0	**5.4**

1) A gross value reflects the number of wells in which Equinor owns a working interest.

2) The net value corresponds to the sum of the fractional working interests owned by Equinor in the same gross wells.

3) Mainly wells related to onshore operations in USA.

Delivery commitments

Equinor is responsible for managing, transporting and selling the Norwegian State's oil and gas from the NCS on behalf of the Norwegian State's direct financial interest (SDFI). These reserves are sold in conjunction with Equinor's own reserves. As part of this arrangement, Equinor delivers gas to customers under various types of sales contracts. In order to meet the commitments, a field supply schedule is utilised to ensure the highest possible total value for Equinor and SDFI's joint portfolio of oil and gas.

Equinor's and SDFI's delivery commitments under bilateral agreements for the calendar years 2021, 2022, 2023 and 2024 expressed as the sum of expected gas off-take, are equal to 47.5, 37.7, 27.1 and 19.9 bcm, respectively. The number of bilateral agreements is steadily declining as our customers are increasingly requesting more and more short-term contracts and higher volumes are traded on the spot market.

Equinor's currently developed gas reserves on the NCS are more than sufficient to meet our share of these commitments for the next four years.

Any remaining volumes after covering our delivery commitments under the bilateral agreements, will be sold by trading activities at the hubs.

Production volumes and prices

The business overview is presented based on our segment's operations as of 31 December 2020, whereas certain disclosures on oil and gas reserves are based on geographical areas as required by the SEC. For further information about extractive activities, see sections 2.3 E&P Norway, 2.4 E&P International and 2.5 E&P USA.

Equinor prepares its disclosures for oil and gas reserves and certain other supplemental oil and gas disclosures by geographical area, as required by the SEC. The geographical areas are defined by country and continent. They are Norway, Eurasia excluding Norway, Africa, US and the Americas excluding US.

For further information about disclosures concerning oil and gas reserves and certain other supplemental disclosures based on geographical areas as required by the SEC, see section 4.2 Supplementary oil and gas information (unaudited).

Entitlement production

The following table shows Equinor's Norwegian and international entitlement production of oil and natural gas for the periods indicated. The stated production volumes are the volumes to which Equinor is entitled, pursuant to conditions laid down in licence agreements and production sharing agreements. The production volumes are net of royalty oil paid in-kind, and of gas used for fuel and flaring. Production is based on proportionate participation in fields with multiple owners and does not include production of the Norwegian State's oil and natural gas. NGL includes both LPG and naphtha. For further information on production volumes see section 5.6 Terms and abbreviations.

Entitlement production

	Consolidated companies						Equity accounted				Total
	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Subtotal	Norway	Eurasia excluding Norway	Americas excluding US	Subtotal	
Oil and Condensate (mmboe)											
2020	193	15	39	48	25	320	-	1	1	2	**322**
2019	151	9	47	54	36	296	3	1	-	4	**300**
2018	155	8	57	48	29	298	5	-	-	5	**303**
NGL (mmboe)											
2020	40	0	3	11	-	54	-	-	-	-	**54**
2019	41	-	3	12	-	57	-	-	-	-	**57**
2018	46	-	4	12	-	62	0	-	-	0	**62**
Natural gas (mmcf)											
2020	1,425	26	42	373	9	1,874	-	3	1	3	**1,878**
2019	1,447	31	57	363	9	1,907	2	4	-	6	**1,913**
2018	1,502	39	84	318	5	1,949	4	-	-	4	**1,953**
Combined oil, condensate, NGL and gas (mmboe)											
2020	486	20	49	126	26	708	-	2	1	3	**710**
2019	450	15	60	131	38	693	3	1	-	5	**698**
2018	469	15	76	116	30	707	6	-	-	6	**713**

The Troll field in Norway is the only field containing more than 15% of total proved reserves based on barrels of oil equivalent.

Entitlement production

	2020	2019	2018
Troll field [1]			
Oil and Condensate (mmboe)	**9**	12	13
NGL (mmboe)	**2**	2	2
Natural gas (mmcf)	**378**	341	417
Combined oil, condensate, NGL and gas (mmboe)	**79**	74	89

1) Troll is included in the Norway region.

Operational data

The following table presents operational data for 2020, 2019 and 2018.

	For the year ended 31 December				
Operational data	2020	2019	2018	20-19 change	19-18 change
Prices					
Average Brent oil price (USD/bbl)	**41.7**	64.3	71.1	(35%)	(9%)
E&P Norway average liquids price (USD/bbl)	**37.4**	57.4	64.3	(35%)	(11%)
E&P International average liquids price (USD/bbl)	**38.1**	59.1	66.0	(36%)	(10%)
E&P USA average liquids price (USD/bbl)	**31.3**	48.4	55.6	(35%)	(13%)
Group average liquids price (USD/bbl)	**36.5**	56.0	63.1	(35%)	(11%)
Group average liquids price (NOK/bbl)	**343**	493	513	(30%)	(4%)
E&P Norway average internal gas price (USD/mmBtu)	**2.26**	4.46	5.65	(49%)	(21%)
E&P USA average internal gas price (USD/mmbtu)	**1.32**	2.17	2.26	(39%)	(4%)
Average invoiced gas prices - Europe (USD/mmBtu)	**3.58**	5.79	7.04	(38%)	(18%)
Average invoiced gas prices - North America (USD/mmBtu)	**1.72**	2.43	3.04	(29%)	(20%)
Refining reference margin (USD/bbl)	**1.5**	4.1	5.3	(64%)	(23%)
Entitlement production (mboe per day)					
E&P Norway entitlement liquids production	**630**	535	565	18%	(5%)
E&P International entitlement liquids production	**236**	267	270	(12%)	(1%)
E&P USA entitlement liquids production	**163**	181	164	(10%)	10%
Group entitlement liquids production	**1,029**	983	999	5%	(2%)
E&P Norway entitlement gas production	**685**	700	722	(2%)	(3%)
E&P International entitlement gas production	**42**	50	62	(17%)	(19%)
E&P USA entitlement gas production	**181**	178	156	2%	14%
Group entitlement gas production	**908**	928	940	(2%)	(1%)
Total entitlement liquids and gas production	**1,938**	1,911	1,940	1%	(1%)
Equity production (mboe per day)					
E&P Norway equity liquids production	**630**	535	565	18%	(5%)
E&P International equity liquids production	**303**	354	376	(14%)	(6%)
E&P USA equity liquids production	**187**	210	191	(11%)	10%
Group equity liquids production	**1,120**	1,099	1,132	2%	(3%)
E&P Norway equity gas production	**685**	700	722	(2%)	(3%)
E&P International equity gas production	**49**	62	67	(21%)	(8%)
E&P USA equity gas production	**216**	213	189	1%	13%
Group equity gas production	**950**	975	979	(3%)	(0%)
Total equity liquids and gas production	**2,070**	2,074	2,111	(0%)	(2%)
Liftings (mboe per day)					
Liquids liftings	**1,050**	994	1,002	6%	(1%)
Gas liftings	**941**	962	975	(2%)	(1%)
Total liquids and gas liftings	**1,991**	1,955	1,976	2%	(1%)
Production cost (USD/boe)					
Production cost entitlement volumes	**5.1**	5.8	5.7	(12%)	2%
Production cost equity volumes	**4.8**	5.3	5.2	(11%)	2%
NES equity power generation					
Equity power generation (GWh)	**1,662**	1,754	1,251	(5%)	40%

Sales prices

The following table presents realised sales prices.

Realised sales prices	Norway	Eurasia excluding Norway	Africa	Americas
Year ended 31 December 2020				
Average sales price oil and condensate in USD per bbl	39.7	37.4	41.1	36.1
Average sales price NGL in USD per bbl	25.6	30.3	23.3	11.8
Average sales price natural gas in USD per mmBtu	3.6	3.2	3.9	1.7
Year ended 31 December 2019				
Average sales price oil and condensate in USD per bbl	64.0	61.1	64.3	55.9
Average sales price NGL in USD per bbl	33.0	-	30.1	16.6
Average sales price natural gas in USD per mmBtu	5.8	4.6	5.5	2.4
Year ended 31 December 2018				
Average sales price oil and condensate in USD per bbl	70.2	70.5	69.9	62.4
Average sales price NGL in USD per bbl	42.9	-	41.3	27.1
Average sales price natural gas in USD per mmBtu	7.0	7.5	5.7	3.0

Sales volumes

Sales volumes include lifted entitlement volumes, the sale of SDFI volumes and marketing of third-party volumes. In addition to Equinor's own volumes, we market and sell oil and gas owned by the Norwegian State through the Norwegian State's share in production licences. This is known as the State's Direct Financial Interest or SDFI. For additional information, see section 2.8 Corporate under SDFI oil and gas marketing and sale.

The following table shows the SDFI and Equinor sales volume information on crude oil and natural gas for the periods indicated.

	For the year ended 31 December		
Sales Volumes	**2020**	**2019**	**2018**
Equinor[1]			
Crude oil (mmbbls)[2]	**384**	363	366
Natural gas (bcm)	**54.8**	55.8	56.6
Combined oil and gas (mmboe)	**729**	714	721
Third-party volumes[3]			
Crude oil (mmbbls)[2]	**318**	325	359
Natural gas (bcm)	**8.1**	7.3	5.7
Combined oil and gas (mmboe)	**369**	371	394
SDFI assets owned by the Norwegian State[4]			
Crude oil (mmbbls)[2]	**132**	122	131
Natural gas (bcm)	**38.4**	38.0	43.7
Combined oil and gas (mmboe)	**374**	360	406
Total			
Crude oil (mmbbls)[2]	**835**	809	855
Natural gas (bcm)	**101.3**	101.0	106.0
Combined oil and gas (mmboe)	**1,472**	1,445	1,522

1) The Equinor volumes included in the table above are based on the assumption that volumes sold were equal to lifted volumes in the relevant year. Volumes lifted by E&P International or E&P USA but not sold by MMP, and volumes lifted by E&P Norway, E&P International or E&P USA and still in inventory or in transit may cause these volumes to differ from the sales volumes reported elsewhere in this report by MMP.

2) Sales volumes of crude oil include NGL and condensate. All sales volumes reported in the table above include internal deliveries to our manufacturing facilities.

3) Third-party volumes of crude oil include both volumes purchased from partners in our upstream operations and other cargos purchased in the market. The third-party volumes are purchased either for sale to third parties or for our own use. Third party volumes of natural gas include third-party LNG volumes related to our activities at the Cove Point regasification terminal in the US.

4) The line item SDFI assets owned by the Norwegian State includes sales of both equity production and third-party.

2.10
Financial review

The following discussion of the financial performance of the Group and the two segments; E&P Norway and MMP does not address certain items in respect of 2018 in reliance on amendments to disclosure requirements adopted by the SEC in 2020. A discussion of such items in respect of 2018 may be found in our Annual Report on Form 20-F for the year ended 31 December 2019, filed with the SEC on 20 March 2020.

Group financial performance

The Group's financial results were largely affected by the market turbulence for liquid and gas prices. Average liquids prices were down 35% and average invoiced gas prices for Europe and North America were down 38% and 29%, respectively. Net impairments were higher than in previous year, primarily related to reduced price assumptions in addition to negative reserve updates. In addition, a write down of previously capitalised well costs related to the Tanzania LNG project in the E&P International segment impacted the net operating income negatively in 2020. In 2020, Equinor delivered an entitlement production of 1,938 mboe per day, up 1% from 2019. Net income was negative USD 5.5 billion, down from positive USD 1.9 billion in 2019.

Total equity liquids and gas production was 2,070 mboe and 2,074 mboe per day in 2020 and 2019, respectively. The minor decrease in total equity production was mainly due to expected natural decline, production halt in Brazil due to repairs, the

divestment of Eagle Ford in the E&P USA segment and the shutdown of Hammerfest LNG plant. The decrease was offset by new fields on stream on the NCS and UKCS and increased flexible gas off-take, especially from the third quarter of 2020.

Total entitlement liquids and gas production was 1,938 mboe per day in 2020 compared to 1,911 mboe in 2019, up 1%. The production was negatively influenced by the factors mentioned above, partially offset by lower effects from production sharing agreements (PSA), and lower US royalty volumes. The combined effect of PSA effects and US royalties was 133 mboe and 163 mboe per day in 2020 and 2019, respectively.

Over time, the volumes lifted and sold will equal the entitlement production, but they may be higher or lower in any period due to differences between the capacity and timing of the vessels lifting our volumes and the actual entitlement production during the period.

Condensed income statement under IFRS (in USD million)	For the year ended 31 December		
	2020	2019	Change
Revenues	45,753	62,911	(27%)
Net income/(loss) from equity accounted investments	53	164	(68%)
Other income	12	1,283	(99%)
Total revenues and other income	45,818	64,357	(29%)
Purchases [net of inventory variation]	(20,986)	(29,532)	(29%)
Operating, selling, general and administrative expenses	(9,537)	(10,469)	(9%)
Depreciation, amortisation and net impairment losses	(15,235)	(13,204)	15%
Exploration expenses	(3,483)	(1,854)	88%
Net operating income/(loss)	(3,423)	9,299	N/A
Net financial items	(836)	(7)	>(100%)
Income/(loss) before tax	(4,259)	9,292	N/A
Income tax	(1,237)	(7,441)	(83%)
Net income/(loss)	(5,496)	1,851	N/A

Total revenues and other income amounted to USD 45,818 million in 2020 compared to USD 64,357 million in 2019.

Revenues are generated from both the sale of lifted crude oil, natural gas and refined products produced and marketed by Equinor, and from the sale of liquids and gas purchased from third parties. In addition, Equinor markets and sells the Norwegian State's share of liquids from the NCS. All purchases and sales of the Norwegian State's production of liquids are recorded as purchases [net of inventory variations] and revenues, respectively, while sales of the Norwegian State's share of gas from the NCS are recorded net. For additional information regarding sales, see the Sales volume table in section 2.9 above in this report.

Revenues were USD 45,753 million in 2020, down 27% compared to 2019. The decrease was mainly due to lower average prices for liquids and gas, partially offset by higher liquid volumes sold and derivative gains in the MMP segment.

Net income from equity accounted investments was USD 53 million in 2020, down from USD 164 million in 2019 mainly due to expensed exploration costs in KrasGeoNaC related to Sea of Okhotsk in 2020. For further information, see note 12 Equity accounted investments to the Consolidated financial statements.



IT Analyst, Aisha Akram working with the hololens.

Other income was USD 12 million in 2020 compared to USD 1,283 million in 2019. In 2020, other income was positively impacted by gain on sale of assets mainly related to Kvitebjørn pipeline and minor joint venture assets. In 2019, other income was positively impacted by gain on sale of assets in Lundin Energy AB and Arkona in addition to a swap transaction with Faroe Petroleum.

Because of the factors explained above, **total revenue and other income** was down by 29% in 2020.

Purchases [net of inventory variation] include the cost of liquids purchased from the Norwegian State, which is pursuant to the Owner's instruction, and the cost of liquids and gas purchased from third parties. See SDFI oil and gas marketing and sale in section 2.8 Corporate for more details. Purchases [net of inventory variation] amounted to USD 20,986 million in 2020 compared to USD 29,532 million in 2019. The 29% decrease in 2020 was mainly due to lower average prices for liquids and gas, partially offset by higher volumes for liquids.

Operating, selling, general and administrative expenses amounted to USD 9,537 million in 2020 compared to USD 10,469 million in 2019. The 9% decrease from 2019 to 2020 was mainly due to the NOK/USD exchange rate development and the divestment of the Eagle Ford asset in the E&P USA segment in the fourth quarter of 2019. Lower provisions in 2020 mainly due to the provisions for South Riding Point in the MMP segment in 2019, lower royalties and production fees driven by lower volumes and prices in addition to lower activity level contributed to the decrease. Higher transportation cost for liquids mainly due to higher freight rates on shipping in the MMP segment partially offset the decrease.

Depreciation, amortisation and net impairment losses amounted to USD 15,235 million compared to USD 13,204 million in 2019. The 15% increase was mainly due to higher net impairments primarily related to reduced price assumptions in addition to negative reserve updates. Higher investments mainly in the US in addition to ramp-up of new fields especially on the NCS added to the increase, partially offset by higher proved reserves estimates for several fields, lower depreciation basis resulting from net impairments in previous periods and lower field specific production especially in the E&P International segment.

Included in the total for 2020 were net impairments of USD 7,057 million, the majority of which related to decreased price assumptions in addition to negative reserve updates. Other elements were reduced refinery margin estimates, increased cost estimates in addition to reduced volume-estimates from processing and change to fair value less cost of disposal valuation in relation to a sales transaction.

Included in the total for 2019 were net impairments of USD 4,093 million, the majority of which relate to decreased price assumptions. Other elements were negative change in production profiles and reserves, cost increases and damage of the South Riding point oil terminal on the Bahamas caused by the hurricane Dorian.

For further information, see note 3 Segments and note 10 Property, plant and equipment to the Consolidated financial statements.

Exploration expenses

(in USD million)	For the year ended 31 December		
	2020	2019	Change
Exploration expenditures	1,371	1,584	(13%)
Expensed, previously capitalised exploration expenditures	1,169	120	>100%
Capitalised share of current period's exploration activity	(394)	(507)	(22%)
Net impairments / (reversals)	1,337	657	>100%
Total exploration expenses	3,483	1,854	88%

In 2020, **exploration expenses** were USD 3,483 million, an 88% increase compared to 2019 when exploration expenses were USD 1,854 million.

The 88% increase in exploration expenses in 2020 is primarily due to write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project, higher net impairments and a lower portion of exploration expenses being capitalised compared to 2019. The increase was partially offset by lower seismic, drilling, field development and other costs due to lower activity compared to 2019.

In 2020, there was exploration activity in 46 wells compared with 58 wells in 2019. 34 wells were completed with 16 commercial discoveries in 2020 compared with 42 wells completed with 16 commercial discoveries in 2019.

Net operating income was negative USD 3,423 million in 2020 compared to positive USD 9,299 million in 2019. As with the development in revenues and costs as discussed above, the decrease in 2020 was primarily driven by lower liquids and gas prices as well as net impairments primarily related to reduced price assumptions in addition to negative reserve updates, and write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project.

Net financial items amounted to a loss of USD 836 million in 2020. In 2019, net financial items were a loss of USD 7 million. The negative development of USD 829 million was mainly due to net currency losses of USD 646 million in 2020, compared to a gain of USD 224 million in 2019, mainly due to weakening of the USD exchange rates, particularly in the last three quarters of 2020, in addition to a net negative NOK exposure on monetary items.

Income taxes were USD 1,237 million in 2020, equivalent to an effective negative tax rate of 29.0%, compared to USD 7,441 million in 2019, equivalent to an effective positive tax rate of 80.1%. The **effective tax rate** in 2020 was primarily influenced by losses recognised in countries without recognised taxes or in countries with lower than average tax rates. The effective tax rate was also influenced by currency effects in entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway's petroleum tax system and changes in estimates for uncertain tax positions. For further information, see note 9 Income taxes to the Consolidated financial statements.

The effective tax rate in 2019 was primarily influenced by losses recognised in countries without recognised taxes or in countries

with lower than average tax rates, partially offset by tax exempted gains on divestments.

The effective tax rate is calculated as income taxes divided by income before taxes. Fluctuations in the effective tax rates from year to year are principally the result of non-taxable items (permanent differences) and changes in the relative composition of income between Norwegian oil and gas production, taxed at a marginal rate of 78%, and income from other tax jurisdictions. Other Norwegian income, including the onshore portion of net financial items, is taxed at 22%, and income in other countries is taxed at the applicable income tax rates in the various countries.

In 2020, **net income** was negative USD 5,496 million compared to positive USD 1,851 million in 2019.

The significant decrease in 2020 was mainly a result of the decrease in net operating income and the negative change in the net financial items, partially offset by lower income taxes, as explained above.

The board of directors proposes to the AGM a cash dividend of USD 0.12 per share for the fourth quarter of 2020.

The **annual ordinary dividends** for 2020 amounted to an aggregate total of USD 1,331 million. Considering the proposed dividend, USD 6,453 million will be allocated from retained earnings in the parent company.

For 2019, annual ordinary dividends amounted to an aggregate total of USD 3,479 million.

For further information, see note 17 Shareholders' equity and dividends to the Consolidated financial statements.

In accordance with §3-3a of the Norwegian Accounting Act, the board of directors confirms that the going concern assumption on which the financial statements have been prepared, is appropriate.

Balance sheet information: The sum of non-current assets was USD 89,786 million for the year ending 31 December 2020, compared to USD 93,285 million for the year ending 31 December 2019.

Segments financial performance

E&P Norway profit and loss analysis

Net operating income in 2020 was USD 3,097 million, compared to USD 9,631 million in 2019. The USD 6,534 million decrease from 2019 to 2020 was primarily driven by lower liquids and gas transfer prices in the full year of 2020 in addition to gain on sale of USD 977 million in 2019. Higher liquids volumes partially offset the decrease.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 35,836 million for the year ending 31 December 2020, compared to USD 33,798 million for the year ending 31 December 2019.

The average daily production of liquids and gas was 1,315 mboe per day in 2020 and 1,235 mboe per day in 2019.

The average daily total production level increased in 2020 mainly due to positive contribution from the ramp-up of Johan Sverdrup, and higher flex gas off-take from Troll and Oseberg, partially offset by lower production efficiency and expected natural decline.

Over time, the volumes lifted and sold will equal entitlement production, but may be higher or lower in any period due to differences between the capacities and timing of the vessels lifting the volumes and the actual entitlement production during the period.

E&P Norway - condensed income statement under IFRS

	For the year ended 31 December		
(in USD million)	2020	2019	Change
Revenues	**11,890**	17,789	(33%)
Net income/(loss) from equity accounted investments	**0**	15	(99%)
Other income	**5**	1,028	(100%)
Total revenues and other income	**11,895**	18,832	(37%)
Operating, selling, general and administrative expenses	**(2,829)**	(3,284)	(14%)
Depreciation, amortisation and net impairment losses	**(5,546)**	(5,439)	2%
Exploration expenses	**(423)**	(478)	(11%)
Net operating income/(loss)	**3,097**	9,631	(68%)

Total revenues and other income were USD 11,895 million in 2020 and USD 18,832 million in 2019.

The 37% decrease in revenue in 2020 was mainly due to lower liquids and gas transfer prices during the year. Higher liquids volumes partially offset the decrease.

Other income was impacted by gain from the sale of an exploration asset of USD 3 million in 2020. In 2019 other income was impacted by gain from sale of assets of USD 977 million.

Operating expenses and selling, general and administrative expenses were USD 2,829 million in 2020, compared to USD 3,284 million in 2019. The decrease was mainly due to the NOK/USD exchange rate development, a settlement with COSL in the fourth quarter of 2019 in addition to reduced transportation cost including the reduction in Gassled removal costs.

Depreciation, amortisation and net impairment losses were USD 5,546 million in 2020, compared to USD 5,439 million in 2019. The increase was mainly due to ramp-up of new fields and higher investments. The NOK/USD exchange rate development, lower field specific production and lower depreciation basis resulting from net impairments in previous periods partially offset the increase.

Exploration expenses were USD 423 million in 2020, compared to USD 478 million in 2019. The reduction from 2019 to 2020 was primarily due to lower drilling, seismic and other costs mainly due to lower activity. This was partially offset by a lower portion of exploration expenditure being capitalised, a higher portion of exploration expenditure capitalised in earlier years being expensed and higher field development cost mainly due to higher activity. In 2020 there was exploration activity in 23 wells with 20 wells completed, compared to activity in 28 wells with 26 wells completed in 2019.

E&P International profit and loss analysis

Net operating income in 2020 was negative USD 3,565 million, compared to positive USD 1,471 million in 2019 and positive USD 3,402 million in 2018. The negative development from 2019 to 2020 was primarily due to lower liquids and gas prices, higher impairment losses in 2020, write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project, and lower entitlement production in 2020. The negative development from 2018 to 2019 was primarily due to lower liquids and gas prices combined with lower production, and a positive impact in 2018 from a reduction in provisions related to a redetermination process in Nigeria.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 18,454 million for the year ending 31 December 2020, compared to USD 21,105 million for the year ending 31 December 2019.

The average daily equity liquids and gas production was 352 mboe per day in 2020, compared to 416 mboe per day in 2019 and 444 mboe per day in 2018. The decrease of 15% from 2019 to 2020 was driven by natural decline, primarily at mature fields in Angola, production halt on Peregrino in Brazil due to repairs, in addition to lower gas nominations partially offset by ramp-up of new fields in the UK. The decrease of 6% from 2018 to 2019 was driven by natural decline, primarily at mature fields in Angola partially offset by new fields in production in Brazil and UK.

The average daily entitlement liquids and gas production was 278 mboe per day in 2020, compared to 317 mboe per day in 2019 and 333 mboe per day in 2018. Entitlement production decreased by 13% from 2019 to 2020 and 5% from 2018 to 2019 due to lower equity production as described above partially compensated by lower effect from production sharing agreements. The net effect of PSAs was 74 mboe per day in 2020, 98 mboe per day in 2019 and 111 mboe per day in 2018.

Over time, the volumes lifted and sold will equal our entitlement production, but they may be higher or lower in any period due to differences between the capacity and timing of the vessels lifting our volumes and the actual entitlement production during the period. For more information about equity and entitlement production see section 5.6 Terms and abbreviations.

E&P International - condensed income statement under IFRS

(in USD million)	2020	2019*	2018*	20-19 change	19-18 change
		For the year ended 31 December			
Revenues	**3,637**	6,043	7,911	(40%)	(24%)
Net income/(loss) from equity accounted investments	**(146)**	24	23	N/A	3%
Other income	**(2)**	19	43	N/A	(56%)
Total revenues and other income	**3,489**	6,085	7,977	(43%)	(24%)
Purchases [net of inventory]	**(72)**	(34)	(23)	>100%	49%
Operating, selling, general and administrative expenses	**(1,440)**	(1,684)	(1,570)	(15%)	7%
Depreciation, amortisation and net impairment losses	**(3,471)**	(2,228)	(2,396)	56%	(7%)
Exploration expenses	**(2,071)**	(668)	(587)	>100%	14%
Net operating income/(loss)	**(3,565)**	1,471	3,402	N/A	(57%)

* Restated to reflect change to segment

E&P International generated **total revenues and other income** of USD 3,489 million in 2020, compared to USD 6,085 million in 2019 and USD 7,977 million in 2018.

Revenues in 2020 decreased primarily due to lower realised liquids and gas prices, and lower entitlement production. The decrease from 2018 to 2019 was mainly due to lower realised liquids and gas prices combined with lower entitlement production, in addition to the effect of a reduction in provision related a redetermination process in Nigeria of USD 774 million in 2018.

Net income/(loss) from equity accounted investments was negative USD 146 million in 2020, compared to positive USD 24 million in 2019 and positive USD 23 million in 2018. The decrease from 2019 to 2020 was primarily due to expensing of well commitments in offshore Russia in connection with the purchase of shares in the KrasGeoNac limited liability company in 2020.

Other income was negative USD 2 million in 2020, compared to positive USD 19 million in 2019 and positive USD 43 million in 2018. In 2020, other income was mainly related to a settlement connected to the sale of an asset in UK. In 2019, other income was mainly related to a gain from divestment of license interests

in Nicaragua. In 2018, other income was mainly related to a gain from divestment of the Alba field.

As a result of the factors explained above, **total revenues and other income** decreased by 43% in 2020. In 2019, total revenues and other income decreased by 24%.

Operating, selling, general and administrative expenses were USD 1,440 million in 2020, compared to USD 1,684 million in 2019 and USD 1,570 million in 2018. The 15% decrease from 2019 to 2020 was mainly due to lower royalties and production fees driven by lower prices and volumes, and reduced operation and maintenance activities. The 7% increase from 2018 to 2019 was mainly due to acquired fields and new fields on stream, partially offset by lower royalties and production fees driven by lower prices.

Depreciation, amortisation and net impairment losses were USD 3,471 million in 2020, compared to USD 2,228 million in 2019 and USD 2,396 million in 2018. The 56% increase in 2020 compared to 2019 was primarily caused by higher net impairments in 2020, amounting to USD 1,426 million, with impairments of conventional assets in the Europe and Asia area as the largest contributors, mainly caused by decreased short-term price assumptions and reduced reserve estimates. Net reversal of impairments in 2019 amounted to USD 5 million. In addition, depreciation expenses increased mainly due to ramp-up of new fields and higher investments, offset by higher reserve estimates and lower production from several mature fields.

The 7% decrease in 2019 compared to 2018 was primarily caused by higher reserve estimates and lower production from several mature fields, partially offset by new fields on stream and portfolio changes. Change in provisions related to a redetermination process in Nigeria of USD 143 million in 2018 added to the decrease. In 2018, there was a positive effect from net reversal of impairments of USD 126 million.

Exploration expenses were USD 2,071 million in 2020, compared to USD 668 million in 2019 and USD 587 million in 2018. The increase from 2019 to 2020 was primarily due to write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project, higher impairments of exploration prospects and signature bonuses in 2020 of USD 508 million compared with USD 46 million in 2019, in addition to a lower portion of exploration expenses being capitalised. The increase was partially offset by lower seismic, drilling, field development and other costs due to lower activity compared to 2019.

The increase from 2018 to 2019 was mainly due to higher drilling and field development costs due to higher activity, a higher portion of exploration expenditure capitalised in earlier years being expensed and higher impairments of exploration prospects and signature bonuses in 2019 of USD 46 million compared with USD 33 million in 2018. The increase was partially offset by a higher portion of exploration expenses being capitalised and lower seismic costs due to lower activity compared to 2018.

In 2020 there was exploration activity in 18 wells with 11 wells completed, compared to 26 wells with 14 wells completed in 2019 and 10 wells with 3 completed in 2018.

E&P USA profit and loss analysis
Net operating income in 2020 was negative USD 3,512 million, compared to negative USD 2,271 million in 2019 and positive USD 400 million in 2018. The decrease from 2019 to 2020 and from 2018 to 2019 was mainly due to lower liquids and gas prices in addition to higher net impairments in 2020. This was

partially offset by lower operating expenses in addition to lower depreciation expenses.

Net impairment losses in 2020 amounted to USD 2,758 million, with impairments of unconventional onshore assets in North America as the largest contributors caused by decreased long-term price assumptions, changed operational plans for certain assets and a reduced fair value for one asset. Net impairment losses in 2019 amounted to USD 2,534 million, with impairments of unconventional assets in North America as the largest contributors, caused by reduced long-term price assumptions. Net impairment losses in 2018 amounted to USD 527 million, with impairment of unconventional assets in North America as the largest contributors, partly offset by impairment reversals on conventional offshore assets in the Gulf of Mexico due to improved performance. The net impairment losses are presented under Depreciation, amortization and net impairment losses and Exploration expenses, based on the nature of the assets impaired.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 12,376 million for the year ending 31 December 2020, compared to USD 16,774 million for the year ending 31 December 2019.

The average daily equity liquids and gas production was 403 mboe per day in 2020, compared to 423 mboe per day in 2019 and 380 mboe per day in 2018. The decrease from 2019 to 2020 of 5% was mainly driven by the divestment of Eagle Ford in fourth quarter 2019 and effects from hurricanes and turnarounds impacting Gulf of Mexico production. The increase of 11% from 2018 to 2019 was mainly driven by ramp-up from assets in the Gulf of Mexico and additional wells from US onshore assets.

The average daily entitlement liquids and gas production was 345 mboe per day in 2020, compared to 359 mboe per day in 2019 and 320 mboe per day in 2018. Entitlement production decreased by 4% from 2019 to 2020 due to higher equity production as described above and lower US royalties driven by the Eagle Ford divestment. The increase of 12% from 2018 to 2019 was due to higher equity production as described above. The effect of US royalties was 58 mboe per day in 2020, 64 mboe per day in 2019 and 60 mboe per day in 2018.

For more information about equity and entitlement production see section 5.6 Terms and abbreviations.

E&P USA - condensed income statement under IFRS

(in USD million)	For the year ended 31 December				
	2020	2019*	2018*	20-19 change	19-18 change
Revenues	2,615	4,233	4,411	(38%)	(4%)
Net income/(loss) from equity accounted investments	0	6	8	(100%)	(24%)
Total revenues and other income	2,615	4,239	4,421	(38%)	(4%)
Operating, selling, general and administrative expenses	(1,313)	(1,668)	(1,436)	(21%)	16%
Depreciation, amortisation and net impairment losses	(3,824)	(4,133)	(2,197)	(7%)	88%
Exploration expenses	(990)	(709)	(387)	40%	83%
Net operating income/(loss)	(3,512)	(2,271)	400	(55%)	N/A

* Restated to reflect this segment

E&P USA generated **total revenues and other income** of USD 2,615 million in 2020, compared to USD 4,239 million in 2019 and USD 4,421 million in 2018.

Revenues were USD 2,615 million in 2020, compared to USD 4,233 million in 2019 and USD 4,411 million in 2018. The 38% decrease from 2019 to 2020 was mainly due to lower realised liquids and gas prices, the effects of the Eagle Ford divestment in fourth quarter 2019 and slightly lower production from the Gulf of Mexico assets. In 2019, Equinor closed the Eagle Ford transaction on December 5. The decrease of 4% from 2018 to 2019 was due to lower realized prices partly offset by increased entitlement production.

Other income was USD 0 million in 2020, compared to USD 6 million in 2019 and USD 8 million in 2018. The income in 2018 and 2019 was related to Equinor equity accounted ownership interest in Eagle Ford related midstream assets which were divested as part of the Eagle Ford transaction.

Operating, selling, general and administrative expenses were USD 1,313 million in 2020, compared to USD 1,668 million in 2019 and USD 1,436 million in 2018. The 21% decrease from 2019 to 2020 was mainly due to the Eagle Ford divestment in fourth quarter 2019, reduced severance taxes due to lower commodity prices and reduced maintenance expenditures. The increase of 16% from 2018 to 2019 was mainly due to higher production and transportation cost due to ramp-up of fields and the loss on divestment of the Eagle Ford asset.

Depreciation, amortisation and net impairment losses were USD 3,824 million in 2020, compared to USD 4,133 million in 2019 and USD 2,197 million in 2018. The 7% decrease from 2019 to 2020 was primarily due to lower ordinary depreciation cost due to lower depreciation basis resulting from net impairments in previous periods and higher proved reserves estimates in US offshore. The increase of 88% from 2018 to 2019 was primarily due to higher net impairment of USD 1,924 million in 2019 compared with USD 280 million in 2018 and higher ordinary depreciation costs due to increased production from fields in the Gulf of Mexico and US onshore.

Exploration expenses were USD 990 million in 2020, compared to USD 709 million in 2019 and USD 387 million in 2018. The increase from 2019 to 2020 was primarily due to higher net impairment of exploration prospects and signature bonuses in 2020 of USD 822 million compared with USD 610 million in 2019, in addition to higher drilling cost due to higher activity compared to 2019. The increase was partially offset by lower seismic, field development and other costs due to lower activity compared to 2019.

The increase from 2018 to 2019 was mainly due to higher net impairment of exploration prospects and signature bonuses in 2019 of USD 610 million compared with USD 247 million in 2018, in addition to higher drilling and field development cost due to higher activity. The increase was partially offset by a higher portion of exploration expenses being capitalised compared to 2018.

In 2020, there was exploration activity in 5 wells with 3 wells completed, compared to 4 wells with 2 wells completed in 2019 and 3 wells with 3 wells completed in 2018.

MMP profit and loss analysis

Net operating income was USD 359 million compared to USD 1,004 million in 2019, a decrease of 64%. The decrease was mainly due to impairments of USD 1,060 million mostly related to refinery assets in 2020, compared to impairments of USD 206 million related to damage to the South Riding Point oil terminal in the Bahamas in 2019. Negative results from weak refinery margin and the absence of LNG sales due to the outage at the Hammerfest LNG plant contributed to the decrease of net operating income in 2020. Lower provisions of USD 245 million in 2020 compared to USD 418 million in 2019 partially offset the decrease.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 4,239 million for the year ending 31 December 2020, compared to USD 5,214 million for the year ending 31 December 2019.

The total natural gas sales volumes were 59.2 bcm in 2020, at the same level as total volumes for 2019. The decrease in the NCS equity gas volumes was offset by an increase in third-party gas. The chart does not include any volumes sold on behalf of the Norwegian State's direct financial interest (SDFI).



In 2020, the average invoiced natural gas sales price in Europe was USD 3.58 per mmBtu, down 38% from USD 5.79 per mmBtu in 2019. The 2019 average invoiced natural gas price in Europe was down 18% from 2018 (USD 7.04 per mmBtu).

In 2020, the average invoiced natural gas sales price in North America was USD 1.72 per mmBtu, down 29% from USD 2.43 per mmBtu in 2019. The 2019 average invoiced natural gas sales price in North Americas was down 20% from 2018 (USD 3.04per mmBtu).

All of Equinor's gas produced on the NCS is sold by MMP and purchased from E&P Norway at the fields' lifting point at a market-based internal price with deduction for the cost of bringing the gas from the field to the market and a marketing fee element. Our NCS transfer price for gas was USD 2.26

per mmBtu in 2020, a decrease of 49% compared to USD 4.46 per mmBtu in 2019. The 2019 NCS transfer price was down 21% from 2018 (USD 5.65 per mmBtu).

The average crude, condensate and NGL sales were 2.2 mmbbl per day in 2020 of which approximately 0.94 mmbbl were sales of our equity volumes, 0.87 mmbbl were sales of third-party volumes and 0.36 mmbbl were sales of volumes purchased from SDFI. Our average sales volumes were 2.1 mmbbl per day in 2019 and 2.3 mmbbl per day and 2018. The average daily third-party sales volumes were 0.89 and 0.98 mmbbl in 2019 and 2018.



MMP's refining margins were lower for Mongstad and Kalundborg in 2020 compared to 2019. Equinor's refining reference margin was 1.5 USD/bbl in 2020, compared to 4.1 USD/bbl in 2019, a decrease of 63% due to Covid-19 led to lower product demand.

.

MMP - condensed income statement under IFRS

(in USD million)	For the year ended 31 December		
	2020	2019	Change
Revenues	44,906	60,928	(26%)
Net income/(loss) from equity accounted investments	31	25	23%
Other income	9	2	>100%
Total revenues and other income	44,945	60,955	(26%)
Purchases [net of inventory]	(38,072)	(54,454)	(30%)
Operating, selling, general and administrative expenses	(5,060)	(4,897)	3%
Depreciation, amortisation and net impairment losses	(1,453)	(600)	>100%
Net operating income/(loss)	359	1,004	(64%)

Total revenues and other income were USD 44,945 million in 2020, compared to USD 60,955 million in 2019.

The decrease in **revenues** from 2019 to 2020 was mainly due to a decrease in the prices for all products, partly offset by higher liquid volumes and derivative gains. The average crude price in USD decreased by approximately 31% in 2020 compared to 2019.

Other income increased somewhat in 2020 due to sale of an asset.

Because of the factors explained above, total revenues and other income decreased by 26% from 2019 to 2020.

Purchases [net of inventory] were USD 38,072 million in 2020, compared to USD 54,454 million in 2019. The decrease from 2019 to 2020 was mainly due to a decrease in the price for all products, partly offset by higher volumes for liquids.

Operating expenses and selling, general and administrative expenses were USD 5,060 million in 2020, compared to USD 4,897 million in 2019. The increase from 2019 to 2020 was mainly due to higher transportation cost for liquids, partly offset by lower gas transportation cost and lower cost for operating plants, mainly due to provision booked in 2019 related to the South Riding Point Terminal.

Depreciation, amortisation and net impairment losses were USD 1,453 million in 2020, compared to USD 600 million in 2019. The increase in depreciation, amortisation and net impairment losses from 2019 to 2020 was mainly caused by impairment booked in 2020 related to refineries and infrastructure assets.



Kalundborg, Denmark.

Other

The Other reporting segment includes activities within New Energy Solutions; Global Strategy & Business Development; Technology, Projects & Drilling; and Corporate staffs and support functions, and IFRS 16 leases. All lease contracts are presented within the Other segment.

In 2020, the Other reporting segment recorded a net operating loss of USD 98 million compared to a net operating income of USD 92 million in 2019. Gain on divestment of interest in Arkona offshore windfarm in 2019 was an item with single biggest impact on the result, see note 4 Acquisitions and divestments to the Consolidated financial statement and notes.

2.11
Liquidity and capital resources

The following discussion does not address certain items in respect of 2018 in reliance on amendments to disclosure requirements adopted by the SEC in 2020. A discussion of such items in respect of 2018 may be found in our Annual Report on Form 20-F for the year ended 31 December 2019, filed with the SEC on 20 March 2020.

Review of cash flows

Equinor's cash flow generation in 2020 increased by USD 3,627 million compared to 2019.

Consolidated statement of cash flows

	Full year	
(in USD million)	2020	2019
Cash flows provided by operating activities	**10,386**	13,749
Cash flows used in investing activities	**(12,092)**	(10,594)
Cash flows provided by/(used in) financing activities	**2,991**	(5,496)
Net increase/(decrease) in cash and cash equivalents	**1,285**	(2,341)

Cash flows provided by operating activities
The most significant drivers of cash flows provided by operations were the level of production and prices for liquids and natural gas that impact revenues, purchases [net of inventory], taxes paid and changes in working capital items.

In 2020, cash flows provided by operating activities decreased by USD 3,362 million compared to 2019. The decrease was mainly due to lower liquids and gas prices and a change in working capital, partially offset by decreased tax payments and increased cash flow from derivatives.

Cash flows used in investing activities
In 2020, cash flows used in investing activities increased by USD 1,498 million compared to 2019. The increase was mainly due to increased financial investments, reduced proceeds from sale of assets and increased derivative payments, partially offset by lower cash flow used for business combinations and capital expenditures.

Cash flows provided by (used in) financing activities
In 2020, cash flows provided by financing activities increased by USD 8,487 million compared to 2019. The increase was mainly due to bond issues, increased short-term debt, decreased dividend paid and increased collateral payments related to derivatives, partially offset by increased repayment of finance debt and increased payments related to the share buy-back programme.

Financial assets and debt

The net debt to capital employed ratio before adjustments at year end increased from 28.5% in 2019 to 36.5% in 2020. See section 5.2 for non-GAAP measures for net debt ratio. Net interest-bearing debt increased from USD 16.4 billion to USD 19.5 billion. During 2020 Equinor's total equity decreased from USD 41.2 billion to USD 33.9 billion, mainly driven by lower liquids and gas prices in 2020 and higher net impairments. Equinor has paid out four quarterly dividends in 2020. For the fourth quarter of 2020 the board of directors will propose to the AGM to declare a dividend of USD 0.12 per share. For further information, see note 17 Shareholders equity and dividends to the Consolidated financial statements.

Equinor believes that, given its current liquidity reserves, including a committed revolving credit of USD 5.0 billion and its access to various capital markets, Equinor has sufficient funds available to meet its liquidity needs, including working capital. Funding needs arise as a result of Equinor's general business activities. Equinor generally seeks to establish financing at the corporate (top company) level. Project financing will however be used where considered appealing. Equinor aims to have access to a variety of funding sources across different markets and instruments at all times, as well as to maintain relationships with a core group of international banks that provide a wide range of banking services.

Moody's and Standard & Poor's (S&P) provide credit ratings on Equinor. Equinor's current long-term ratings are AA- with a negative outlook and Aa2 with a negative outlook from S&P and Moody's, respectively. The short-term ratings are P-1 from Moody's and A-1+ from S&P. In order to maintain financial flexibility going forward, Equinor intends to keep key financial ratios at levels consistent with the objective of maintaining a long-term credit rating at least within the single A category on a stand-alone basis (Current corporate rating includes one notch uplift from Standard & Poor's and two notch uplift from Moody's).

The management of financial assets and liabilities takes into consideration funding sources, the maturity profile of non-current debt, interest rate risk, currency risk and available liquid assets. Equinor's borrowings are denominated in various currencies and normally swapped into USD. In addition, interest rate derivatives, primarily interest rate swaps, are used to manage the interest rate risk of the long-term debt portfolio. Equinor's funding and liquidity activities are handled centrally.

Equinor has diversified its cash investments across a range of financial instruments and counterparties to avoid concentrating risk in any one type of investment or any single country. As of 31 December 2020, approximately 19% of Equinor's liquid assets were held in USD-denominated assets, 30% in NOK, 18% in EUR, 6% in DKK and 28% in SEK, before the effect of currency swaps and forward contracts. Approximately 35% of Equinor's liquid assets were held in time deposits, 54% in treasury bills and commercial paper, 3 % in money market funds and 2% in bank deposits. As of 31 December 2020, approximately 6% of Equinor's liquid assets were classified as restricted cash (including collateral deposits).

Equinor's general policy is to keep a liquidity reserve in the form of cash and cash equivalents or other current financial investments in Equinor's balance sheet, as well as committed, unused credit facilities and credit lines in order to ensure that Equinor has sufficient financial resources to meet short-term requirements.

Long-term funding is raised when a need is identified for such financing based on Equinor's business activities, cash flows and required financial flexibility or when market conditions are considered to be favourable.

The Group's borrowing needs are usually covered through the issuance of short-, medium- and long-term securities, including utilisation of a US Commercial Paper Programme (programme limit USD 5.0 billion) and issuances under a Shelf Registration Statement filed with the SEC in the US and a Euro Medium-Term Note (EMTN) Programme (programme limit EUR 20 billion) listed on the London Stock Exchange. Committed credit facilities and credit lines may also be utilised. After the effect of currency swaps, the major part of Equinor's borrowings is in USD.

In May 2020, Equinor issued USD 1.5 billion in new bonds, amount equally split between 5 and 10 years to maturity. In April Equinor issued EUR 1.25 billion new bonds with 5 years to maturity, EUR 500 million with 7 years to maturity, EUR 1.5 billion with 10 years to maturity, EUR 500 million with 20 years to maturity and EUR 1.25 billion with 30 years to maturity. In November 2019, Equinor issued USD 1 billion in new bonds with 30 years maturity. All the bonds are unconditionally guaranteed by Equinor Energy AS. For more information, see note 18 Finance debt to the Consolidated financial statements.

Financial indicators

(in USD million)	For the year ended 31 December	
	2020	2019
Gross interest-bearing debt [1]	**38,115**	29,032
Net interest-bearing debt before adjustments	**19,493**	16,429
Net debt to capital employed ratio [2]	**36.5%**	28.5%
Net debt to capital employed ratio adjusted, including lease liabilities [3]	**37.3%**	29.5%
Net debt to capital employed ratio adjusted [3]	**31.7%**	23.8%
Cash and cash equivalents	**6,757**	5,177
Current financial investments	**11,865**	7,426

1) Defined as non-current and current finance debt.

2) As calculated based on IFRS balances. Net debt to capital employed ratio is the net debt divided by capital employed. Net debt is interest-bearing debt less cash and cash equivalents and current financial investments. Capital employed is net debt, shareholders' equity and minority interest.

3) In order to calculate the net debt to capital employed ratio adjusted, Equinor makes adjustments to capital employed as it would be reported under IFRS. Restricted funds held as financial investments in Equinor Insurance AS and Collateral deposits are added to the net debt while the lease liabilities are taken out of the net debt. See section 5.2 Net debt to capital employed ratio for a reconciliation of capital employed and a discussion of why Equinor considers this measure to be useful.

Gross interest-bearing debt

Gross interest-bearing debt was USD 38.1 billion and USD 29.0 billion at 31 December 2020 and 2019, respectively. The USD 9.1 billion net increase from 2019 to 2020 was due to an increase in current finance debt of USD 1.7 billion, an increase in current lease liabilities of USD 0.1 billion and an increase in non-current finance debt of USD 7.4 billion. The weighted average annual interest rate on finance debt was 3.28% and 3.77% at 31 December 2020 and 2019, respectively. Equinor's weighted average maturity on finance debt was ten years at 31 December 2020 and nine years at 31 December 2019.

Net interest-bearing debt

Net interest-bearing debt before adjustments were USD 19.5 billion and USD 16.4 billion at 31 December 2020 and 2019, respectively. The increase of USD 3.1 billion from 2019 to 2020 was mainly related to an increase in gross interest-bearing debt of USD 9.1 billion, which includes bond issuances of USD 8.3 billion in 2020, offset by an increase in cash and cash equivalents of USD 1.6 billion and a USD 4.4 billion increase in current financial investments.

The net debt to capital employed ratio

The net debt to capital employed ratio before adjustments was 36.5% and 28.5% in 2020 and 2019, respectively.

The net debt to capital employed ratio adjusted (non-GAAP financial measure, see footnote three above) was 31.7% and 23.8% in 2020, and 2019, respectively.

The 8.0 percentage points increase in net debt to capital employed ratio before adjustments from 2019 to 2020 was related to the increase in net interest-bearing debt of USD 3.1 billion in combination with a decrease in capital employed of USD 4.2 billion.

The 7.9 percentage points increase in net debt to capital employed ratio adjusted from 2019 to 2020 was related to the increase in net interest-bearing debt adjusted of USD 2.8 billion in combination with a decrease in capital employed adjusted of USD 4.4 billion.

Cash, cash equivalents and current financial investments

Cash and cash equivalents were USD 6.8 billion and USD 5.2 billion at 31 December 2020 and 2019, respectively. See note 16 Cash and cash equivalents to the Consolidated financial statements for information concerning restricted cash. Current financial investments, which are part of Equinor's liquidity management, amounted to USD 11.9 billion and USD 7.4 billion at 31 December 2020 and 2019, respectively.

Investments

In 2020, capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 3 Segments to the Consolidated financial statements, amounted to USD 9.8 billion of which USD 7.8 billion were organic capital expenditures[7].

In 2019, capital expenditures were USD 14.8 billion, as per note 3 Segments to the Consolidated financial statements, of which organic capital expenditures[6] amounted to USD 10.0 billion.

In 2018, capital expenditures were USD 15.2 billion, as per note 3 Segments to the Consolidated financial statements, of which organic capital expenditures[6] amounted to USD 9.9 billion.

In Norway, a substantial proportion of 2021 capital expenditures will be spent on ongoing development projects such as Johan Castberg, Johan Sverdrup phase 2 and Martin Linge, in addition to various extensions, modifications and improvements on currently producing fields.

Internationally, we currently estimate that a substantial proportion of 2021 capital expenditure will be spent on the following ongoing and planned development projects: Bacalhau phase 1, which is maturing towards an investment decision in 2021, in Brazil, Peregrino in Brazil, and offshore and non-operated onshore activity in the US.

Within renewable energy, capital expenditure in 2021 is expected to be spent mainly on offshore wind projects.

Equinor finances its capital expenditures both internally and externally. For more information, see Financial assets and debt earlier in this section.

As illustrated in section Principal contractual obligations later in this report, Equinor has committed to certain investments in the future. The further into the future, the more flexibility we will have to revise expenditure. This flexibility is partly dependent on the expenditure joint venture partners agree to commit to. A large part of the capital expenditure for 2021 is committed.

Equinor may alter the amount, timing or segmental or project allocation of capital expenditures in anticipation of, or as a result of a number of factors outside our control.

---

[7] See section 5.2 for non-GAAP measures.

Principal contractual obligations

The following table summarises principal contractual obligations, excluding derivatives and other hedging instruments, as well as asset retirement obligations which for the most part are expected to lead to cash disbursements more than five years into the future.

Non-current finance debt in the table represents principal payment obligations, including interest obligation. Obligations

payable by Equinor to entities accounted for in the Equinor group using the equity method are included in the table below with Equinor's full proportionate share. For assets that are included in the Equinor accounts through joint operations or similar arrangements, the amounts in the table include the net commitment payable by Equinor (i.e. Equinor's proportionate share of the commitment less Equinor's ownership share in the applicable entity).

Principal contractual obligations

	As at 31 December 2020 Payment due by period [1]				
(in USD million)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Undiscounted non-current finance debt- principal and interest[2]	2,679	5,528	6,489	27,015	**41,711**
Undiscounted leases[3]	1,220	1,598	772	914	**4,504**
Nominal minimum other long-term commitments[4]	2,144	3,688	2,529	3,364	**11,725**
Total contractual obligations	6,043	10,814	9,790	31,294	**57,940**

1) "Less than 1 year" represents 2021; "1-3 years" represents 2022 and 2023, "3-5 years" represents 2024 and 2025, while "More than 5 years" includes amounts for later periods.
2) See note 18 Finance debt to the Consolidated financial statements. The main differences between the table and the note relate to interest.
3) See note 5 Financial risk management to the Consolidated financial statements.
4) See note 23 Other commitments and contingencies to the Consolidated financial statements.

Equinor had contractual commitments of USD 5,849 million at 31 December 2020. The contractual commitments reflect Equinor's share and mainly comprise construction and acquisition of property, plant and equipment.

Equinor's projected pension benefit obligation was USD 9,216 million, and the fair value of plan assets amounted to USD 6,234 million as of 31 December 2020. The company's payments regarding these benefit plans are mainly related to employees in Norway. See note 19 Pensions to the Consolidated financial statements for more information.

Off balance sheet arrangements

Equinor is party to various agreements such as transportation and processing capacity contracts, that are not recognised in the balance sheet. For more information, see Principal contractual obligations in section 2.11 Liquidity and capital resources. Furthermore, Equinor is lessee in a range of lease contracts, whereas all leases shall be recognised in the balance sheet. Commitments regarding the non-lease components of lease contracts as well as leases that have not yet commenced are not recognised in the balance sheet and represent off balance sheet commitments. Equinor is also party to certain guarantees, commitments and contingencies that, pursuant to IFRS, are not necessarily recognised in the balance sheet as liabilities. See note 23 Other commitments and contingencies to the Consolidated financial statements for more information.

Summarized financial information related to guaranteed debt securities

In March 2020, the SEC amended Rule 3-10 of Regulation S-X regarding the financial disclosure requirements for guarantors and issuers of guaranteed securities registered or being registered. The effective date of the amendment is 4 January 2021. Equinor voluntarily adopted the amended rules early starting with its interim report for the six months ended 30 June 2020.

Equinor Energy AS is a 100% owned subsidiary of Equinor ASA. Equinor Energy AS is the co-obligor of certain existing debt securities of Equinor ASA and has guaranteed certain existing debt securities of Equinor ASA, including in each case debt securities that are registered under the US Securities Act of 1933 ("US registered debt securities").

As co-obligor, Equinor Energy AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Equinor ASA, the payment and covenant obligations for certain debt held by Equinor ASA. As a guarantor, Equinor Energy AS fully and unconditionally guarantees the payment obligations for certain debt held by Equinor ASA. Total debt at 31 December 2020 is USD 31,091 million, all of which is either guaranteed by Equinor Energy AS (USD 28,913 million), or for which Equinor Energy AS is co-obligor (USD 2,178 million). In the future, Equinor ASA may from time to time issue debt for which Equinor Energy AS will be the co-obligor or guarantor.

The applicable US registered debt securities and related guarantees of Equinor Energy AS are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of Equinor ASA and Equinor Energy AS. The guarantees of Equinor Energy AS are subject to release in limited circumstances upon the occurrence of certain customary conditions. With respect to US registered debt securities (and certain other debt securities) issued on or after 18 November 2019, Equinor Energy AS will automatically and unconditionally be released from all obligations under its guarantee and the guarantee shall thereupon terminate and be discharged of no further force or effect, in the event that at substantially the same time as its guarantee of such debt securities is terminated, the aggregate amount of indebtedness for borrowed money for which Equinor Energy AS is an obligor (as a guarantor, co-issuer or borrower) does not exceed 10% of the aggregate principal amount of indebtedness for borrowed money of Equinor ASA and its subsidiaries, on a consolidated basis, as of such time.

Internal dividends, group contributions and repayment of capital from Equinor Energy AS to Equinor ASA are regulated in the Norwegian Public Limited Liabilities Act §§ 3-1 - 3-5.

The following summarized financial information for the year ended 31 December 2020 provides financial information about Equinor ASA, as issuer, and Equinor Energy AS, as co-obligor and guarantor on a combined basis after elimination of transactions between Equinor ASA and Equinor Energy AS. Investments in non-guarantor subsidiaries are eliminated.

Intercompany balances and transactions between the obligor group and the non-guarantor subsidiaries are presented on separate lines. Transactions with related parties are also presented on a separate line item and includes transactions with the Norwegian State's and the Norwegian State's share of dividend declared but not paid.

The combined summarized financial information is prepared in accordance with Equinor's IFRS accounting policies as described in note 2 Significant accounting policies.

COMBINED PROFIT AND LOSS STATEMENT FOR EQUINOR ASA AND EQUINOR ENERGY AS

(unaudited, in USD million)	Full year 2020
Revenues and other income	**31,560**
External	36,468
Non-guarantor subsidiaries	(4,940)
Related parties	33
Operating expenses	**(34,762)**
External (incl depreciation)	(20,707)
Non-guarantor subsidiaries	(8,028)
Related parties	(6,027)
Net operating income	**(3,203)**
Net financial items	**(478)**
External	(545)
Non-guarantor subsidiaries	190
Related parties	(122)
Income before tax	**(3,680)**
Income tax	(1,830)
Net income	**(5,510)**

COMBINED BALANCE SHEET FOR EQUINOR ASA AND EQUINOR ENERGY AS

(unaudited, in USD million)	At 31 December 2020
Non-current assets	**59,794**
External	47,224
Non-guarantor subsidiaries	12,344
Related parties	226
Current assets	**25,430**
External	23,620
Non-guarantor subsidiaries	1,758
Related parties	52
Non-current liabilities	**60,628**
External	60,025
Non-guarantor subsidiaries	141
Related parties	463
Current liabilities	**24,619**
External	12,307
Non-guarantor subsidiaries	11,787
Related parties	525

2.12
Risk review

Risk factors

Equinor is exposed to risks that separately, or in combination, could affect its operational and financial performance. In this section, some of the key risks are addressed.

Risks related to our business, strategy and operations

This section describes the most significant potential risks relating to Equinor`s business, strategy and operations.

Oil and natural gas price. *Fluctuating prices of oil and/or natural gas impact our financial performance. Generally, Equinor will not have control over the factors that affect the prices of oil and natural gas.*

The prices of oil and natural gas have fluctuated significantly over the last few years. There are several reasons for these fluctuations, but fundamental market forces beyond the control of Equinor or other similar market participants have impacted and will continue to impact oil and natural gas prices in the future.

Factors that affect the prices of oil and natural gas include:
* economic and political developments in resource-producing regions and key demand regions
* regulations and actions of governments and international organizations, including changes in energy and climate policies;
* global economic conditions;
* global and regional supply and demand;
* the ability of the Organization of the Petroleum Exporting Countries (OPEC) and/or other producing nations to influence global production levels and prices;
* adverse social and health situations in any country, including an epidemic or pandemic, measures taken by governments and non-governmental organisations in response to such situations, and the effects of such situations on demand;
* prices of alternative fuels that affect the prices realised under Equinor's long-term gas sales contracts;
* war or other international conflicts;
* changes in population growth and consumer preferences;
* the price and availability of new technology;
* increased supply from new oil and gas sources; and
* weather conditions and climate change.

In 2020, there has been significant price volatility, triggered, among other things by the changing dynamic among Opec+ members and the impact on demand created by the Covid-19 pandemic and the measures to contain it. See also Covid-19 pandemic below.

Climate change in general, the energy transition, governmental regulations and policies, and the world`s reach of the climate

targets set out in the Paris Agreement, could either together or independently influence the oil and natural gas prices. Estimating global energy demand towards 2050 is an extremely difficult task, assessing the future development in supply and demand, technology change, taxation, tax on emissions, production limits and other important factors, and Equinor's long-term perspectives must be based on scenarios that span these outcomes, building on different plausible combinations of assumptions for where global energy markets may develop.

Decreases in oil and/or natural gas prices could have an adverse effect on Equinor's business, the results of operations, financial condition and liquidity and Equinor's ability to finance planned capital expenditure, including possible reductions in capital expenditures, which in turn could lead to reduced reserve replacement.

A significant or prolonged period of low oil and natural gas prices or other indicators could, if deemed to have longer term impact, lead to reviews for impairment of the group's oil and natural gas assets. Such reviews would reflect management's view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on the results of Equinor's operations in the period in which it occurs. Changes in management's view on long-term oil and/or natural gas prices or further material reductions in oil, gas and/or product prices could have an adverse impact on the economic viability of projects that are planned or in development. See also Note 2 Significant accounting policies to the Consolidated financial statements for a discussion of key sources of uncertainty with respect to management's estimates and assumptions that affect Equinor's reported amounts of assets, liabilities, income and expenses and Note 10 Property, plants and equipment to the Consolidated financial statements for a discussion of price assumptions and sensitivities affecting the impairment analysis.

Proved reserves and expected reserves estimates. *Equinor's crude oil and natural gas reserves are based on estimates and Equinor's future production, revenues and expenditures with respect to its reserves may differ from these estimates.*

The reliability of the reserve estimates is dependent on:
* the quality and quantity of Equinor's geological, technical and economic data;
* the production performance of Equinor's reservoirs;
* extensive engineering judgments; and
* whether the prevailing tax rules and other government regulations, contracts and oil, gas and other prices will remain the same as on the date the estimates are made.

Many of the factors, assumptions and variables involved in estimating reserves are beyond Equinor's control and may prove to be incorrect over time. The results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in Equinor's reserve data.

In addition, proved reserves are estimated based on the US Securities and Exchange Commission (SEC) requirements and may therefore differ substantially from Equinor's view on expected reserves. The prices used for proved reserves are defined by the SEC and are calculated based on a 12 month un-weighted arithmetic average of the first day of the month price for each month during the reporting year, leading to a forward price strongly linked to last year's price environment.

Fluctuations in oil and gas prices will have a direct impact on Equinor's proved reserves. For fields governed by production sharing agreements (PSAs), a lower price may lead to higher entitlement to the production and increased reserves for those fields. Conversely, a lower price environment may also lead to lower activity resulting in reduced reserves. For PSAs, these two effects may to some degree offset each other. In addition, a low-price environment may result in earlier shutdown due to uneconomic production. This will affect both PSAs and fields with concession types of agreement.

Climate change and transition to a lower carbon economy. *A transition to a lower carbon economy will impact Equinor's business and entails risks related to policy, legal, regulatory, market, technology and reputation.*

Risks related to changes in policies, laws and regulations: Equinor expects and is preparing for regulatory changes and policy measures targeted at reducing greenhouse gas emissions. Stricter climate regulations and policies could impact Equinor's financial outlook, including the carrying value of its assets, whether directly through changes in taxation or other costs to operations and projects, or indirectly through changes in consumer behaviour or technology developments. Equinor expects greenhouse gas emission costs to increase from current levels and to have a wider geographical range than today. We apply an internal carbon price of at least USD 56 per tonne of CO_2 in investment analysis. In countries where the actual or predicted carbon price is higher than USD 56, we apply the actual or expected cost, such as in Norway where both a CO_2 tax and the EU Emission Trading System (EU ETS) apply. The new EU Green Deal, EU Taxonomy and carbon pricing in specific countries imply more future uncertainty.

Climate-related policy changes may also reduce access to prospective geographical areas for future exploration and production. Disruptive developments may not be ruled out, possibly triggered by severe weather events affecting public perception and policy making.

Market and technology risks: A transition to a low carbon economy contributes to uncertainty over future demand and prices for oil and gas as described in the section "Oil and natural gas price". Such price sensitivities of the project portfolio are described in section 2.13 Safety, security and sustainability. Increased demand for and improved cost competitiveness of renewable energy, and innovation and technology changes supporting the further development and use of renewable energy and low-carbon technologies, represent both threats and opportunities for Equinor.

Reputational and financial impact: Increased concern over climate change could lead to increased expectations on fossil fuel producers, as well as a more negative perception of the oil and gas industry. This could lead to litigation and divestment risk and could also have an impact on talent attraction and retention and on our licenses to operate in certain jurisdictions.

All of these risks could lead to an increased cost of capital. For example, certain lenders have recently indicated that they will direct or restrict their lending activities based on environmental parameters.

Equinor's climate roadmap, including climate ambitions, is a response to challenges related to climate change. There is no assurance that Equinor's climate ambitions will be achieved. The achievement of any net zero ambition and net carbon intensity ambition depends, in part, on broader societal shifts in consumer demands and technological advancements, each of which are beyond Equinor's control. Should society's demands and technological innovation not shift in parallel with Equinor's pursuit of significant greenhouse gas emission reductions, Equinor's ability to meet its climate ambitions will be impaired.

Move to a broader energy company. *For Equinor to build a material renewable business, including low carbon solutions such as hydrogen and carbon capture and storage (CCS), being competitive and getting access to attractive acreage and opportunities at the right terms are key. Future conditions along with risks and uncertainties in power markets and the renewable segment as well as internal factors will influence our ability to achieve our ambitions to move to a broader energy company.*

Risks related to changes in policies, laws and regulations: Policy makers in many modern electricity markets have provided both direct and indirect support to renewables aimed at helping the renewable industry in its infancy to grow and mature. Potential regulatory changes and new policy measures related to renewable subsidies represent both threats and opportunities for Equinor, however, regulatory stability and predictability are key concerns.

Market and technology risks: Technology development, such as the development for wind turbines, is a driving force to ensure financial viability of Equinor's investments. Important risk factors that will influence this are Equinor's understanding of the power markets and the renewable segment as such, and our ability to reduce costs and capitalize on technology improvements.

Financial and reputational impact: Strong competition for assets may lead to diminishing returns within the renewable and low carbon industry and hamper the transition into a broader energy company. Although renewables are generally perceived to be an important means to meet climate challenges, the renewable industry may also entail impact on local communities and habitats. Accordingly, growth is also expected to be accompanied by greater scrutiny from other industries and the society at large. Increasing criticism and push-back from environmental NGOs and equivalents could lead to a negative perception of the renewable industry which in turn could lead to less access to attractive business opportunities.

Organisational risk factors: Equinor's ambition of growth within the renewable domain highlights the need for establishing robust processes and fit-for-purpose management systems to ensure a solid growth foundation. Providing the renewable and low carbon domain with a management system that is easy to adopt, implement, use and understand as well as ensuring sufficient capability in the organization will be crucial to the future success of a broader energy company. This implies uncertainty and risks with regards to continuously developing renewable and low carbon competence, having a disciplined capital allocation, ensuring enough capacity and management focus on delivering a sustainable and fit for purpose growth.

Global operations. *Equinor is engaged in global activities that involve several technical, commercial and country-specific risks.*

Technical risks of Equinor's exploration activities relate to Equinor's ability to conduct its seismic and drilling operations in a safe and efficient manner and to encounter commercially productive oil and gas reservoirs. Technical risks of Equinor's renewable energy activities relate to Equinor's ability to design and perform renewable projects, including assembly and installation of wind turbines and solar panels for our wind and solar farms, respectively, as well as the operation and maintenance.

Commercial risks relate to Equinor's ability to secure access to new business opportunities in an uncertain global, competitive environment and to recruit and maintain competent personnel and continue to ensure commercial viability of such business opportunities in this context.

Country-specific risks relate, among other things, to health, safety and security, the political environment, compliance with and understanding of local laws, regulatory requirements and/or license agreements, and impact on the environment and the communities in which Equinor operates.

These risks may adversely affect Equinor's current operations and financial results, and, for its oil- and gas activities, its long-term replacement of reserves.

In addition, Equinor's operations and workforce are being impacted by the global Covid-19 pandemic, causing certain operations to be curtailed to various degrees, which may become suspended completely if adverse conditions deteriorate further. Quarantine rules, occasionally limited mobility for personnel, reduced manpower and social distancing requirements have resulted in lower activity on certain sites, causing delays, cost increases and consequences for further work. The start-up of some projects has been postponed, including the Norwegian projects Johan Castberg, Martin Linge and Njord future and the Brazilian project Peregrino 2. In March, Martin Linge had to demobilize all personnel due to the Covid-19 pandemic, and later remobilized with a limited workforce in accordance with new infection control measures. The production vessel on Johan Castberg, which is under construction at the Singapore yard, was also delayed due to reduced manning and shut-down of the yard in 2020. Reduced manning has also impacted progress on Njord. On the Peregrino 2 project, reduced manning has led to lower progress in offshore construction and commissioning work. We have implemented business continuity and emergency response plans to continue operations, and are taking health and safety measures such as implementing worker distancing measures,

increased sanitation requirements and using a remote workforce where possible. In addition, certain of our suppliers and customers have indicated that contractual clauses such as those involving force majeure are being explored. The potential financial impact of such actions for Equinor is currently uncertain. There can be no assurance that the continued spread of Covid-19 and efforts to contain the virus will not materially impact our operations or financial condition.

Decline of reserves. *Failure to acquire, discover and develop additional reserves, will result in material decline of reserves and production from current levels.*

Equinor's future production is dependent on its success in acquiring or finding and developing additional reserves adding value. If unsuccessful, future total proved reserves and production will decline.

If upstream resources are not progressed to proved reserves in a timely manner, Equinor's reserve base, and thereby future production, will gradually decline and future revenue will be reduced.

In particular, in a number of resource-rich countries, national oil companies control a significant proportion of oil and gas reserves that remain to be developed. To the extent that national oil companies choose to develop their oil and gas resources without the participation of international oil companies, or if Equinor is unable to develop partnerships with national oil companies, its ability to find and acquire or develop additional reserves will be limited.

In addition, undeveloped resources could be impacted by low oil and/or gas prices over a sustained period of time. Such low prices may result in Equinor deciding not to develop these resources or at least deferring development awaiting improved prices.

Health, safety and environmental. *Equinor is exposed to a wide range of health, safety and environmental risks that could result in significant losses.*

Exploration, project development, operation and transportation related to oil and natural gas, as well as development and operation of renewable energy production, can be hazardous. In addition, Equinor's activities and operations are affected by external factors like difficult geographies, climate zones and environmentally sensitive regions.

Risks factors that could affect health, safety and the environment include human performance, operational failures, detrimental substances, subsurface behavior, technical integrity failures, vessel collisions, natural disasters, adverse weather conditions, epidemics or pandemics and other occurrences. Furthermore, non-compliance with our management system could influence the potential for negative effects. These risk factors could result in disruptions of our operations and could, among other things, lead to blowouts, structural collapses, loss of containment of hydrocarbons or other hazardous materials, fires, explosions and water contamination that cause harm to people, loss of life or environmental damage. For a discussion of Equinor's health and safety results, including certain incidents in

2020, see our sustainability report section on Safety & security – our performance.

In particular, all modes of transportation of hydrocarbons - including road, rail, sea or pipeline - are particularly susceptible to a loss of containment of hydrocarbons and other hazardous materials and represent a significant risk to people and the environment.

As operations are subject to inherent uncertainty, it is not possible to guarantee that the management system or other policies and procedures will be able to identify all aspects of health, safety and environmental risks. It is also not possible to say with certainty that all activities will be carried out in accordance with these systems.

Covid-19 pandemic. *Impacts of the Covid-19 pandemic, geopolitical factors and other factors have resulted in a significant decrease in demand for oil and gas and caused a precipitous drop in commodity prices in parts of 2020, which has had and can continue to have an adverse, and potentially material adverse, effect on Equinor's financial and operating results. The continuation or a resurgence of the pandemic, or the outbreak of other epidemics or pandemics, could precipitate or aggravate the other risk factors identified in this report.*

The Covid-19 pandemic has slowed, and in many countries, contracted economic growth and has had dramatic consequences for energy demand. The mitigation effects from the Covid-19 pandemic have had a massive impact on oil demand, particularly mobility fuels. In the first half of 2020, commodity prices fell dramatically to historic lows, even briefly going negative, largely due to a combination of a severely reduced demand for oil and gas resulting from government-mandated travel restrictions and the curtailment of economic activity resulting from the Covid-19 pandemic. Extended periods of low commodity prices are expected to have a material adverse impact on the company's results of operations, financial condition and liquidity. See "oil and natural gas price" above for further details on how lower commodity prices impact Equinor.

There continues to be significant uncertainty around the duration and extent of the impact of the Covid-19 pandemic. Global roll-out of vaccines during 2021 may allow an accelerated re-opening of the economy through the year, but outlooks on speed and extent of vaccine implementation and vaccination effects are uncertain. In addition, the scope of monetary and fiscal governmental stimuli construed to mitigate the effects of the pandemic will affect the economy. However, downside risks are inter alia virus infection flare-ups (including regional or national lockdowns), high unemployment suppressing consumption and increasing public and private debt levels. See also note 2 Significant accounting policies.

The resulting changes in market risk and economic circumstances will continue to impact Equinor's assumptions about the future and related sources of estimation uncertainty. The unprecedented nature of such market conditions could cause current management estimates and assumptions to be challenged in hindsight.

The impact of the Covid-19 pandemic continues to evolve, and the continuation or a resurgence of the pandemic, or the outbreak of other epidemics or pandemics, could precipitate or aggravate the other risk factors identified in this report, which in turn could further adversely affect Equinor's business, financial condition, liquidity, results of operations and profitability, including in ways not currently known or considered by us to present significant risks.

Physical effects of climate change. *Changes in physical climate parameters could impact Equinor's operations.*

Examples of parameters that could impact Equinor's operations include increasing frequency and severity of extreme weather events, rising sea level, changes in sea currents and restrained water availability. There is also uncertainty regarding the magnitude and time horizon for the occurrence of physical impacts of climate change, which increases uncertainty regarding their potential impact on Equinor.

Hydraulic fracturing. *Equinor is exposed to risks as a result of its use of hydraulic fracturing.*

Equinor's US operations use hydraulic fracturing which is subject to a range of applicable federal, state and local laws, including those discussed under the heading "Legal, Regulatory and Compliance Risks". A case of subsurface migration of hydraulic fracturing fluids or a case of spillage or mishandling of hydraulic fracturing fluids during these activities could subject Equinor to civil and/or criminal liability and the possibility of incurring substantial costs, including for environmental remediation. In addition, various states and local governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure requirements and temporary or permanent bans. Changes to the applicable regulatory regimes could make it more difficult to complete oil and natural gas wells in shale formations, cause operational delays, increase costs of regulatory compliance or in exploration and production, which could adversely affect Equinor's US onshore business and the demand for its fracturing services.

Security and cybersecurity threats. *Equinor is exposed to security threats that could have a materially adverse effect on Equinor's results of operations and financial condition.*

Security threats such as acts of terrorism, cyber-attacks and insider threats against Equinor's assets could result in loss of life and other losses. In particular, the scale, sophistication and severity of cyber-attacks continue to evolve. Increasing digitization and reliance on information technology (IT) systems make managing cyber-risk a priority for many industries, including the energy industry. Failure to manage these threats could result in an HSE incident or disruption of Equinor's operations. The company could face regulatory actions, legal liability, reputational damage and loss of revenue. See also "Material weaknesses in internal control over financial reporting—Failure to remediate material weaknesses could cause internal control over financial reporting to continue to be ineffective and potentially affect our share price".

In particular, failure to maintain and develop cybersecurity barriers, which are intended to protect Equinor's IT infrastructure from being compromised by unauthorized parties, may affect the confidentiality, integrity and availability of Equinor's information systems and digital solutions, including those critical to its operations. Attacks on Equinor's information systems could result in significant financial damage to Equinor, including as a result of material losses or loss of life due to such attacks.

In addition, failure to remediate the material weakness in our internal control over financial reporting due to control deficiencies in the operation of controls related to our management of IT user access controls could increase our exposure to a cyber-attack on our information systems.

Crisis management systems. *Equinor's crisis management systems may prove inadequate.*

If Equinor does not respond or is perceived not to have prepared, prevented, responded or recovered in an effective and appropriate manner to a crisis, people, environment, assets and reputation could be severely affected. A crisis or disruption might occur as a result of a security or cybersecurity incident or if a risk described under "Health, safety and environmental" materializes.

Competition; innovation. *Equinor encounters competition from other companies in all areas of its operations. Equinor could be adversely affected if competitors move faster than it in the development and deployment of new technologies and products.*

Equinor may experience increased competition from larger players with stronger financial resources, from smaller ones with increased agility and flexibility and from an increasing number of companies applying new business models. Gaining access to commercial resources via license acquisition, exploration, or development of existing assets is key to ensuring the long-term economic viability of the business and failure to address this could negatively impact future performance.

Technology and innovation are key competitive advantages in Equinor's industry – both within the traditional oil and gas industry and the renewable industry. The ability to maintain efficient operations develop and adapt to innovative technologies and digital solutions and seek profitable low-carbon energy solutions are key success factors for future business and resulting performance. Competitors may be able to invest more than Equinor in developing or acquiring intellectual property rights to technology. Equinor could be adversely affected if it lags behind competitors and the industry in general in the development or adoption of innovative technologies, including digitalisation and low-carbon energy solutions.

Project development and production operations. *Equinor's development projects and production operations involve uncertainties and operating risks which could prevent Equinor from realising profits and cause substantial losses.*

Oil and gas, renewable, low-carbon and climate projects may be curtailed, delayed or cancelled for many reasons. Unexpected events as equipment shortages or failures, natural hazards, unexpected drilling conditions or reservoir characteristics,

irregularities in geological formations, challenging soil conditions, accidents, mechanical and technical difficulties, challenges due to new technology and quality issues might have significant impact. The risk is higher in new and challenging areas such as deep waters or other harsh environments. In US onshore, low regional prices may render certain areas unprofitable, and Equinor may curtail production until prices recover. Market changes and low oil, gas and power prices, combined with high levels of tax and government take in several jurisdictions, could erode the profitability of some of Equinor's activities.

Strategic objectives. *Equinor may not achieve its strategic objective of successfully exploiting profitable opportunities.*

Equinor intends to continue to nurture attractive commercial opportunities to create value. This may involve acquisition of new businesses, properties or moving into new markets. Failure by Equinor to successfully pursue and exploit new business opportunities, including in renewable and new energy solutions, could result in financial losses and inhibit value creation.

Equinor's ability to achieve this strategic objective depends on several factors, including the ability to:
- maintain Equinor's zero-harm safety culture;
- identify suitable opportunities;
- build a significant and profitable renewables portfolio;
- achieve its ambitions to reduce net carbon intensity and reach carbon neutral global operations;
- negotiate favorable terms;
- compete efficiently in the rising global competition for access to new opportunities;
- develop new market opportunities or acquire properties or businesses in an agile and efficient way;
- effectively integrate acquired properties or businesses into Equinor's operations;
- arrange financing, if necessary; and
- comply with legal regulations.

Equinor anticipates significant investments and costs as it cultivates business opportunities in new and existing markets. New projects and acquisitions may have different embedded risks than Equinor's existing portfolio. As a result, new projects and acquisitions could result in unanticipated liabilities, losses or costs, as well as Equinor having to revise its forecasts either or both with respect to unit production costs and production. In addition, the pursuit of acquisitions or new business opportunities could divert financial and management resources away from Equinor's day-to-day operations to the integration of acquired operations or properties. Equinor may require additional debt or equity financing to undertake or consummate future acquisitions or projects, and such financing may not be available on terms satisfactory to Equinor, if at all, and it may, in the case of equity, be dilutive to Equinor's earnings per share.

Transportation infrastructure. *The profitability of Equinor's oil, gas and power production in remote areas may be affected by infrastructure constraints.*

Equinor's ability to commercially exploit discovered petroleum resources depends, among other factors, on infrastructure to transport oil, petroleum products and gas to potential buyers at a commercial price. Oil and petroleum products are transported by vessels, rail or pipelines to potential customers/refineries, petrochemical plants or storage facilities, and natural gas is transported to processing plants and end users by pipeline or vessels (for liquefied natural gas). Equinor's ability to commercially exploit renewable opportunities depends on available infrastructure to transmit electric power to potential buyers at a commercial price. Electricity is transmitted through power transmission and distribution lines. Equinor must secure access to a power system with sufficient capacity to transmit the electric power to the customers. Equinor may be unsuccessful in its efforts to secure transportation, transmission and markets for all its potential production.

International political, social, and economic factors. *Equinor has interests in regions where political, social and economic instability could adversely affect Equinor's business.*

Equinor has assets and operations in several countries and regions around the globe where negative political, social and economic developments could occur. These developments and related security threats require continuous monitoring. Political instability, civil strife, strikes, insurrections, acts of terrorism and acts of war, adverse and hostile actions against Equinor's staff, its facilities, its transportation systems and its digital infrastructure (cyberattacks) may cause harm to people and disrupt or curtail Equinor's operations and business opportunities, lead to a decline in production and otherwise adversely affect Equinor's business, operations, results and financial condition.

The UK's exit from the EU (Brexit), at the end of 2020, has created uncertainty with respect to the UK's future relationship with the EU. In particular, this uncertainty could affect Equinor as it relates to future energy and trade policies, external debt financing programs and the movement of people.

Equinor also has investments in Argentina where revised foreign exchange and price regulations could adversely affect Equinor's business.

Reputation. *Equinor's reputation is an important asset. Erosion of the reputation could adversely affect Equinor's brand, social license to operate, and business opportunity set.*

Societal and political expectations of our business and industry are high, especially in Norway with the Norwegian state as Equinor's majority owner. Safe and sustainable operations, ethical business conduct and compliance with laws and regulations are prerequisites for access to natural resources, industrial value creation and contribution to society. Failure to deliver on societal and political expectations, or non-compliance with ethical standards, laws and regulations, HSE and security/cybersecurity incidents could impact our reputation. This could in turn have an adverse effect on Equinor's license to operate, ability to secure new business opportunities, earnings and cash flow.

Norwegian State's exercise of ownership. *Failure to deliver on expectations from the Parliament and the Ministry of Petroleum and Energy (MPE), and failure to deliver on societal and political expectations in general could impact the manner which the Norwegian State exercises its ownership of the company.*

The MPE's exercise of ownership could also be subject to scrutiny by the Norwegian Parliament. In 2020 the Minister of

Petroleum and Energy held a statement before the Parliament making account of Equinor's operations in the US and the MPE`s management of the State`s ownership.

For additional information on the management of the Norwegian State's ownership interest in Equinor, see 3.4 Equal treatment of shareholders and transactions with close associates.

Workforce. *Equinor may not be able to secure the right level of workforce competence and capacity.*

As the energy industry is a long-term business, it needs to take a long-term perspective on workforce capacity and competence. The uncertainty of the future of the oil industry, in light of potential reduced oil and natural gas prices, climate policy changes, as well as the climate debate affecting the perception of the industry, pose a risk to securing the right level of workforce competence and capacity through industry cycles.

Changes to Equinor's corporate structure. *The implementation of a new corporate structure may pose a risk for upholding safe and secure operations during implementation.*

The announced changes to Equinor's corporate structure was decided to further strengthen Equinor's ability to deliver on our strategy of always safe, high value and low carbon. The changes in organisational structures, leadership roles and responsibilities will be detailed out in a stepwise approach before the new structure takes effect 1 June 2021. This process may divert management and employee attention from current tasks and responsibilities with a potential, negative impact on our ability to uphold safe and secure operations.

Insurance coverage. *Equinor's insurance coverage may not provide adequate protection from losses.*

Equinor maintains insurance coverage that includes coverage for physical damage to its properties, third-party liability, workers' compensation and employers' liability, general liability, sudden pollution and other coverage. Equinor's insurance coverage includes deductibles that must be met prior to recovery and is subject to caps, exclusions and limitations. There is no assurance that such coverage will adequately protect Equinor against liability from all potential consequences and damages. Uninsured losses could have a material adverse effect on Equinor's financial position.

Legal, regulatory and compliance risks
International governmental and regulatory framework. *Equinor's operations are subject to dynamic political and legal factors in the countries in which it operates.*

Equinor has oil and gas and renewable assets in several countries where the political and regulatory regime can change over time. Further, Equinor has activities in countries with emerging or transitioning economies that, in part or in whole, lack well-functioning and reliable legal systems, where the enforcement of contractual rights is uncertain or where the governmental and regulatory framework is subject to unexpected or rapid change. Equinor's oil and gas exploration and production activities in these countries are often undertaken together with national oil companies and are subject to a significant degree of state control. In recent years, governments and national oil companies in some regions have begun to exercise greater authority and to impose more stringent conditions on energy companies. Intervention by governments in such countries can take a wide variety of forms, including:

- restrictions on exploration, production, imports and exports;

- the awarding or denial of exploration and production interests;
- the imposition of specific seismic and/or drilling obligations;
- price and exchange controls;
- tax or royalty increases, imposition of new taxes or other governmental charges, such as the new indemnification to the Rio de Janeiro State for non-compliance with minimum local requirements and the ICMS indirect tax in Rio de Janeiro State on crude oil extraction (see note 23 Other commitments and contingencies for further details), including retroactive claims;
- nationalization or expropriation of Equinor's assets;
- unilateral cancellation or modification of Equinor's license, contractual rights or industry incentives;
- the renegotiation of contracts;
- payment delays and capital transfer restrictions, such as Nigerian regulations regarding eligible expatriation of funds and current Argentinian foreign exchange regulations; and
- currency exchange restrictions or currency devaluation.

The likelihood of these occurrences and their overall effect on Equinor vary greatly from country to country and are hard to predict. If such risks materialize, they could cause Equinor to incur material costs, cause decrease in production, and potentially have a materially adverse effect on Equinor's operations or financial condition.

Policies and actions of the Norwegian State could affect Equinor's business.
The Norwegian State governs the management of NCS hydrocarbon resources through legislation, such as the Norwegian Petroleum Act, tax law and safety and environmental laws and regulations. The Norwegian State awards licenses for exploration, development projects, production, transportation and applications for production rates for individual fields. The Petroleum Act provides that if important public interests are at stake, the Norwegian State may instruct operators on the NCS to reduce petroleum production.

The Norwegian State has a direct participation in petroleum activities through the State's direct financial interest (SDFI). In the production licenses in which the SDFI holds an interest, the Norwegian State has the power to direct petroleum licenses' actions in certain circumstances. See also section 2.8.

If the Norwegian State were to change laws, regulations, policies or practices relating to energy or to the oil and gas industry (including in response to environmental, social or governance concerns), or take additional action under its activities on the NCS, Equinor's international and/or NCS exploration, development and production activities and the results of its operations could be affected.

Health, safety and environmental laws and regulations.
Compliance with health, safety and environmental laws and regulations that apply to Equinor's activities and operations could materially increase Equinor's costs. The enactment of, or changes to, such laws and regulations could increase such costs or create compliance challenges.

Equinor incurs, and expects to continue to incur, substantial capital, operating, maintenance and remediation costs relating to compliance with increasingly complex laws and regulations for the protection of the environment and human health and safety, as well as in response to concerns relating to climate change, including:

- higher prices on greenhouse gas emissions;
- costs of preventing, controlling, eliminating or reducing certain types of emissions to air and discharges to the sea;
- remediation of environmental contamination and adverse impacts caused by Equinor's activities;
- decommissioning obligations and related costs; and
- compensation of costs related to persons and/or entities claiming damages as a result of Equinor's activities.

In particular, Equinor's activities are increasingly subject to statutory strict liability in respect of losses or damage suffered as a result of pollution caused by spills or discharges of petroleum from petroleum facilities.

Equinor's investments in US onshore producing assets are subject to evolving regulations that could affect these operations and their profitability. In the United States, Federal agencies have taken steps to rescind, delay, or revise regulations seen as overly burdensome to the upstream oil and gas sector, including methane emission controls, though this trend may change with the incoming Administration. Equinor supports Federal regulation of methane emissions and aims to operate in compliance with all current requirements. Equinor has also joined voluntary emission reduction programmes (One Future and API's Environmental Partnership) and implemented a climate roadmap to reduce CO_2 and methane emissions. To the extent new or revised regulations impose additional compliance or data gathering requirements, Equinor could incur higher operating costs.

Compliance with laws, regulations and obligations relating to climate change and other health, safety and environmental laws and regulations could result in substantial capital expenditure, reduced profitability as a result of changes in operating costs, and adverse effects on revenue generation and strategic growth opportunities. However, more stringent climate change regulations could also represent business opportunities for Equinor. For more information about climate change related to legal and regulatory risks, see the risks described under the heading "Transition to a lower carbon economy" in "Risks related to our business, strategy and operations" in this section.

Supervision, regulatory reviews and financial reporting.
Equinor conducts business in many countries and its products are marketed and traded worldwide. Equinor is exposed to risk of supervision, review and sanctions for violations of laws and regulations at the supranational, national and local level. These include, among others, laws and regulations relating to financial reporting, taxation, bribery and corruption, securities and

commodities trading, fraud, competition and antitrust, safety and the environment, labor and employment practices and data privacy rules.

Violations of applicable laws and regulations may lead to legal liability, substantial fines, claims for damages, criminal sanctions and other sanctions for noncompliance.

Equinor is subject to supervision by the Norwegian Petroleum Supervisor (PSA), which supervises all aspects of Equinor's operations, from exploration drilling through development and operation, to cessation and removal. Its regulatory authority covers the whole NCS including offshore-wind as well as petroleum-related plants on land in Norway. As its business grows internationally, Equinor may become subject to supervision or be required to report to other regulators, and such supervision could result in audit reports, orders and investigations.

Equinor is listed on both the Oslo Børs and New York Stock Exchange (NYSE) and is a reporting company under the rules and regulations of the US Securities and Exchange Commission (the SEC). Equinor is required to comply with the continuing obligations of these regulatory authorities, and violation of these obligations may result in legal liability, the imposition of fines and other sanctions.

Equinor is also subject to financial review from financial supervisory authorities such as the Norwegian Financial Supervisory Authority (FSA) and the SEC. Reviews performed by these authorities could result in changes to previously published financial statements and future accounting practices. In addition, failure of external reporting to report data accurately and in compliance with applicable standards could result in regulatory action, legal liability and damage to Equinor's reputation. Failure to remediate a material weakness could cause internal controls over financial reporting to be ineffective and could cause investors to lose confidence in reported financial information and potentially impact the share price.

Material weaknesses in internal control over financial reporting. *Failure to remediate material weaknesses could cause internal control over financial reporting to continue to be ineffective and potentially affect our share price.*

Our management and external auditors have concluded that our internal control over financial reporting as of 31 December 2020 was not effective due to the existence of control deficiencies (a) in the operation of controls related to our management of information technology (IT) user access controls that in aggregate represent a material weakness in our internal control over financial reporting and (b) in the design and operation of controls, primarily relating to sales and purchases of liquid and gas, including inventory variation, and power trading, in the Marketing, Midstream and Processing (MMP) segment, that in aggregate represent a material weakness in our internal control over financial reporting. These material weaknesses are further described under 3.10 Risk management and internal controls.

Management previously identified the material weakness related to our management of IT user access controls in connection with the evaluation of our internal control over

financial reporting as of 31 December 2019. Although remediation actions were implemented during 2020, this material weakness remained unremediated at 31 December 2020.

Our management is actively undertaking remediation efforts to address the material weaknesses that existed as of 31 December 2020. However, there is no assurance as to when such remediation will be completed or that additional material weaknesses will not occur in the future. These deficiencies did not result in a material misstatement to the Consolidated financial statements. However, until remediated, each of these deficiencies could result in a future material misstatement to the Consolidated financial statements that would not be prevented or detected on a timely basis. Failure to remediate the material weaknesses could cause internal control over financial reporting to continue to be ineffective and could also cause investors to lose confidence in reported financial information and potentially impact the share price. See 3.10 Risk management and internal controls.

Anti-corruption, anti-bribery laws and Equinor's Code of Conduct and the Human Rights policy. *Non-compliance with anti-bribery, anti-corruption and other applicable laws or failure to meet Equinor's ethical requirements, including the Human Rights policy, has the potential to expose Equinor to legal liability, lead to a loss of business, and damage our reputation and our social license to operate, as well as shareholder value. It could also lead to an adverse effect on the human rights of various right-holders*

Equinor is a global company with a presence in many parts of the world – including where corruption and bribery represents a high risk and where the human rights situation is challenging. Such risks often exist in combination with weak legal institutions and lack of transparency. Governments routinely play a significant role in the energy sector, through ownership of resources, participation, licensing and local content which leads to a high level of interaction with public officials. Equinor is subject to anti-corruption and bribery laws in multiple jurisdictions, including the Norwegian Penal code, the US Foreign Corrupt Practices Act and the UK Bribery Act. A violation of such applicable anti-corruption or bribery laws could expose Equinor to investigations from multiple authorities and may lead to criminal and/or civil liability with substantial fines. Incidents of noncompliance with applicable anti-corruption and bribery laws and regulations and the Equinor Code of Conduct could be damaging to Equinor's reputation, competitive position and shareholder value. Similarly, failure to uphold our Human Rights policy may damage our reputation and social licence to operate.

Throughout 2020, the organization monitored potential increased risks or changed risk picture with respect to Equinor's ethics and compliance standards due to the Covid-19 situation. Continuation or a resurgence of the pandemic could continue to impact and/or potentially increase our ethics and compliance risks in ways not currently known or considered by us.

International sanctions and trade restrictions. *Equinor's activities may be affected by international sanctions and trade restrictions.*

In 2020, as previous years, there were several changes to sanctions and international trade restrictions. Equinor seeks to comply with these where they are applicable. Given that Equinor has a diverse portfolio of projects worldwide, this could expose its business and financial affairs to political and economic risks, including operations in markets or sectors targeted by sanctions and international trade restrictions.

Sanctions and trade restrictions are complex, are becoming less predictable and are often implemented on short notice. Equinor's business portfolio is evolving and will constantly be subject to review. Given the current trend in relation to the use of trade restrictions, it is possible that Equinor will decide to take part in new business activity in markets or sectors where sanctions and trade restrictions are particularly relevant.

While Equinor remains committed to do business in compliance with sanctions and trade restrictions and takes steps to ensure, to the extent possible, compliance therewith, there can be no assurance that no Equinor entity, officer, director, employee or agent is not in violation of such sanctions and trade restrictions. Any such violation, even if minor in monetary terms, could result in substantial civil and/or criminal penalties and could materially adversely affect Equinor's business and results of operations or financial condition.

The following discusses Equinor's interests in certain jurisdictions:

Equinor continues to take part in business activities in Russia, where it holds an interest in one offshore and several onshore oil and gas projects. Some of these projects result from a strategic cooperation with Rosneft Oil Company (Rosneft) initiated in 2012. In each of these projects, Rosneft holds the majority interest. One of the projects is in Arctic offshore and deep-water area. Norwegian, EU and US trade restrictions and sanctions target several sectors in Russia, including the financial and energy sector, and Rosneft itself is targeted. Accordingly, the manner in which Equinor conducts its business in Russia is affected. Moreover, Equinor's ability to continue to progress its projects in Russia relies in part on government authorisations as well as the future of sanctions and trade controls. While Equinor continues to pursue and expand its business in Russia within existing sanctions and trade controls, it is possible that future political developments could impact Equinor's ability to continue and conclude its projects as envisaged.

In Venezuela, Equinor is a 9.67% shareholder in the mixed company Petrocedeño, which is majority owned by Venezuelan national oil company, Petróleos de Venezuela, SA (PDVSA). In addition, Equinor holds a 51% interest in a gas license offshore Venezuela. Since 2017, various international sanctions and trade controls have targeted certain Venezuelan individuals as well as the Government of Venezuela and PDVSA. In January 2019, PDVSA, and consequently its subsidiary Petrocedeño, were designated as blocked parties (SDN) by the US Office of Foreign Asset Control. The international sanctions and trade controls in place restrict to a large extent the way Equinor can conduct its business in Venezuela, and could, alone or in combination with other factors, further negatively impact Equinor's position and ability to continue its business projects in Venezuela.

Disclosure Pursuant to Section 13(r) of the Exchange Act

Equinor is providing the following disclosure pursuant to Section 13(r) of the Exchange Act. Equinor is a party to agreements with the National Iranian Oil Company (NIOC), namely, a Development Service Contract for South Pars Gas Phases 6, 7 & 8 (offshore part), an Exploration Service Contract for the Anaran Block and an Exploration Service Contract for the Khorramabad Block, which are located in Iran. Equinor's operational obligations under these agreements have terminated and the licences have been abandoned. The cost recovery programme for these contracts was completed in 2012, except for the recovery of tax and obligations to the Social Security Organization (SSO).

From 2013 to November 2018, after closing Equinor's office in Iran, Equinor's activity was focused on a final settlement with the Iranian tax and SSO authorities relating to the above-mentioned agreements.

In a letter from the US State Department of 1 November 2010, Equinor was informed that it was not considered to be a company of concern based on its previous Iran-related activities.

Equinor has an intention to settle historic obligations in Iran while remaining compliant with applicable sanctions and trade restrictions against Iran. Since November 2018 Equinor has not conducted any activity in Iran, nor has it been able to resolve tax claims from the Iranian authorities. No payments were made to Iranian authorities during 2020.

Joint arrangements and contractors. *Many of Equinor's activities are conducted through joint arrangements and with contractors and sub-contractors which may limit Equinor's influence and control over the performance of such operations. This exposes Equinor to financial, operational, safety, security and compliance risks as well as reputational risks and risks related to ethics, integrity and sustainability, if the operators, partners or contractors fail to fulfil their responsibilities.*

Operators, partners and contractors may be unable or unwilling to compensate Equinor against costs incurred on their behalf or on behalf of the arrangement. Equinor is also exposed to enforcement actions by regulators or claimants in the event of an incident in an operation where it does not exercise operational control.

International tax law. *Equinor is exposed to potentially adverse changes in the tax regimes of each jurisdiction in which Equinor operates.*

Changes in the tax laws of the countries in which Equinor operates could have a material adverse effect on its liquidity and results of operations.

Market, financial and liquidity risks
Foreign exchange. *Equinor's business is exposed to foreign exchange rate fluctuations that could adversely affect the results of Equinor's operations.*

A large percentage of Equinor's revenues and cash receipts are denominated in USD, and sales of gas and refined products are mainly denominated in EUR and GBP. Further, Equinor pays a large portion of its income taxes, operating expenses, capital expenditures and dividends in NOK. The majority of Equinor's long-term debt has USD exposure. Accordingly, changes in exchange rates between USD, EUR, GBP and NOK may significantly influence Equinor's financial results. See also "Financial risk".

Liquidity and interest rate. *Equinor is exposed to liquidity and interest rate risks.*

Equinor is exposed to liquidity risk, which is the risk that Equinor will not be able to meet obligations of financial liabilities when they become due. Equinor's main cash outflows include the quarterly dividend payments and Norwegian petroleum tax payments which are paid six times per year. Liquidity risk sources include but are not limited to business interruptions and commodity and financial markets price movements.

Equinor is exposed to interest rate risk, which is the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments, principally long-term debt and associated derivatives. Equinor's bonds are normally issued at fixed rates in a variety of local currencies (USD, EUR and GBP among others). Most bonds are kept as or converted to fixed rate USD while some are converted to floating rate USD by using interest rate and/or currency swaps.

It is expected that most London Inter-bank Offered Rates (LIBOR) will be discontinued and replaced with alternative reference rates by the end of 2021. Equinor is exposed to LIBOR on interest rate derivatives contracts, floating rate bonds, loan agreements and facilities, among others, the majority of which, Equinor believes, provide for alternative reference rates or calculation methods upon LIBOR discontinuation. Equinor believes that the related financial risks for Equinor are small. Equinor has started to plan for, and is following this transition closely.

Trading and supply activities. *Equinor is exposed to risks relating to trading and supply activities.*

Equinor is engaged in trading and commercial activities in the physical markets. Equinor uses financial instruments such as futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas and electricity to manage price differences and volatility. Equinor also uses financial instruments to manage foreign exchange and interest rate risk. Trading activities involve elements of forecasting, and Equinor bears the risk of market movements, the risk of losses if prices develop contrary to expectations, and the risk of default by counterparties and transport of liquids.

Financial risk. *Equinor is exposed to financial risk.*

The main factors influencing Equinor's operational and financial results include oil/condensate and natural gas prices and trends in the exchange rates between mainly the USD, EUR, GBP and NOK; Equinor's oil and natural gas entitlement production volumes (which in turn depend on entitlement volumes under PSAs where applicable) and available petroleum reserves, and Equinor's own, as well as its partners', expertise and cooperation in recovering oil and natural gas from those reserves; and changes in Equinor's portfolio of assets due to acquisitions and disposals.

Equinor's operational and financial results also are affected by trends in the international oil industry, including possible actions by governments and other regulatory authorities in the jurisdictions in which Equinor operates, possible or continued actions by members of the Organization of Petroleum Exporting Countries (OPEC) and/or other producing nations that affect price levels and volumes, refining margins, the cost of oilfield services, supplies and equipment, competition for exploration opportunities and operatorships and deregulation of the natural gas markets, all of which may cause substantial changes to existing market structures and to the overall level and volatility of prices and price differentials.

The following table shows the yearly averages for quoted Brent Blend crude oil prices, natural gas average sales prices, refining reference margins and the USD/NOK exchange rates for 2020 and 2019.

Yearly averages	2020	2019
Average Brent oil price (USD/bbl)	41.7	64.3
Average invoiced gas prices - Europe (USD/mmBtu)	3.6	5.8
Refining reference margin (USD/bbl)	1.5	4.1
USD/NOK average daily exchange rate	9.4	8.8


Sensitivites - Indicative effects on 2021 results*
(USD billion)
Oil Condensate price: +10 USD/bbl
1.4
3.2
Gas price: +1 USD/ mmBTU
0.8
2.1
Currency: USD/NOK +0.50
0.1
0.6
Net income effect
Net operating income effect
* Based on USD/NOK of 9.00
The sensitivity analysis shows the estimated 12-month effects on net operating income and net income from change in parameters. The sensitivities do not have the same probability.

The illustration shows the indicative full-year effect on the financial result for 2021 given certain changes in the oil/condensate price, natural gas contract prices and the USD/NOK exchange rate. The estimated price sensitivity of Equinor's financial results to each of the factors has been estimated based on the assumption that all other factors remain unchanged. The estimated indicative effects of the negative changes in these factors are not expected to be materially asymmetric to the effects shown in the illustration.

Significant downward adjustments of Equinor's commodity price assumptions could result in impairments on certain producing and development assets in the portfolio. See note 10 Property, plant and equipment to the Consolidated financial statements for sensitivity analysis related to impairments.

Fluctuating foreign exchange rates can also have a significant impact on the operating results. Equinor's revenues and cash flows are mainly denominated in or driven by USD, while a large portion of the operating expenses, capital expenditures and income taxes payable accrue in NOK. In general, an increase in the value of USD in relation to NOK can be expected to increase Equinor's reported net operating income.

Historically, Equinor's revenues have largely been generated by the production of oil and natural gas on the NCS. Norway imposes a 78% marginal tax rate on income from offshore oil and natural gas activities (a symmetrical tax system). Equinor's earnings volatility is moderated as a result of the significant proportion of its Norwegian offshore income that is subject to this 78% tax rate in profitable periods and the significant tax assets generated by its Norwegian offshore operations in any loss-making periods. For 2020 and 2021 the tax value of losses on the NCS will be refunded by the state on a current basis. For further information, see section 2.8 Corporate Taxation of Equinor.

Currently, the majority of dividends received by Equinor ASA are from Norwegian companies. Dividends received from Norwegian companies and from similar companies' resident in the EEA for tax purposes, in which the recipient holds more than 90 % of the shares and votes, are fully exempt from tax. For other dividends, 3 % of the dividends received are subject to the standard income tax rate of 22 %, giving an effective tax rate of 0.66 %. Dividends from companies resident in low-tax jurisdictions in the EEA that are not able to demonstrate that they are genuinely established and carry on genuine economic business activity within the EEA and dividends from companies in low-tax jurisdictions and portfolio investments below 10 % outside the EEA will be subject to the standard income tax rate of 22 % based on the full amounts received.

See also note 5 Financial risk management to the Consolidated financial statements.

Disclosures about market risk
Equinor uses financial instruments to manage commodity price risks, interest rate risks and currency risks. Significant amounts of assets and liabilities are accounted for as financial instruments.

See note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk in the Consolidated financial statements for details of the nature and extent of such positions and for qualitative and quantitative disclosures of the risks associated with these instruments.

Risks related to state ownership

This section discusses some of the potential risks relating to Equinor's business that could derive from the Norwegian State's majority ownership and from Equinor's involvement in the SDFI.

Control by the Norwegian State. *The interests of Equinor's majority shareholder, the Norwegian State, may not always be aligned with the interests of Equinor's other shareholders, and this may affect Equinor's activities, including its decisions relating to the NCS.*

The Norwegian State has resolved that its shares in Equinor and the SDFI's interest in NCS licences must be managed in accordance with a coordinated ownership strategy for the Norwegian State's oil and gas interests. Under this strategy, the Norwegian State has required Equinor to market the Norwegian State's oil and gas together with Equinor's own oil and gas as a single economic unit. Pursuant to this coordinated ownership strategy, the Norwegian State requires Equinor, in its activities on the NCS, to take account of the Norwegian State's interests in all decisions that may affect the marketing of Equinor's own and the Norwegian State's oil and gas.

The Norwegian State directly held 67% of Equinor's ordinary shares as of 31 December 2020 and has effectively the power to influence the outcome of any vote of shareholders, including amending its articles of association and electing all non-employee members of the corporate assembly. The interests of the Norwegian State in deciding these and other matters and the factors it considers when casting its votes, especially the coordinated ownership strategy for the SDFI and Equinor's shares held by the Norwegian State, could be different from the interests of Equinor's other shareholders.

If the Norwegian State's coordinated ownership strategy is not implemented and pursued in the future, then Equinor's mandate to continue to sell the Norwegian State's oil and gas together with its own oil and gas as a single economic unit is likely to be prejudiced. Loss of the mandate to sell the SDFI's oil and gas could have an adverse effect on Equinor's position in the markets in which it operates.

See also section 3.4 under the Governance chapter for further details on State ownership.

Risk management

As discussed above, Equinor activities carry risk, and risk management is therefore an integrated part of Equinor's business operations. Equinor's risk management includes identifying, analysing, evaluating and managing risk in all its activities in order to create value and avoid incidents, always with Equinor's best interest in mind.

To achieve optimal solutions, Equinor bases its risk management on an enterprise risk management (ERM) approach where:
- focus is on the value impact for Equinor, including upside and downside risk; and
- risk is managed in compliance with Equinor's requirements with a strong focus on avoiding HSE, human rights and business integrity incidents (such as accidents, fraud and corruption).

Managing risk is an integral part of any manager's responsibility. In general, risk is managed in the business line, but some risks are managed at the corporate level to provide optimal solutions. Risks managed at the corporate level include oil and natural gas price risks, interest and currency risks, risk dimension in the strategy work, prioritisation processes and capital structure discussions.

ERM involves using a holistic approach where correlations between risks and the natural hedges inherent in Equinor's portfolio are considered. This approach allows Equinor to reduce the number of risk management transactions and avoid sub-optimisation. Some risks related to operations are partly insurable and insured via Equinor's captive insurance company operating in the Norwegian and international insurance markets. Equinor also assesses oil and gas price hedging opportunities on a regular basis as a tool to increase financial robustness and strengthen flexibility.

Risk is integrated into the company's Management Information System (IT tool) where Equinor's purpose, vision and strategy are translated into strategic objectives, risks, actions and KPIs. This allows for aligning risk with strategic objectives and performance and makes risk an embedded part of a holistic decision basis. Equinor's risk management process is aligned with ISO31000 Risk management – principles and guidelines. A standardised process across Equinor allows for comparing risk on a like-for-like basis and supports efficiency in decisions. The process seeks to ensure that risks are identified, analysed, evaluated and managed. In general, risk adjusting actions are subject to a cost-benefit evaluation (except certain safety related risks which could be subject to specific regulations).

Equinor's corporate risk committee, headed by the chief financial officer, is responsible for defining, developing and reviewing Equinor's risk policies and methodology. The committee is also responsible for overseeing and developing Equinor's Enterprise Risk Management and proposing appropriate measures to manage the overall risk profile.

2.13
Safety, security and sustainability

Health, Safety and Security

2020 was an extraordinary year for us as a company, for our employees and our contractors. The Covid-19 pandemic affected our business activities and operations, making it more difficult to conduct business in accordance with our plans. From the outset, we took measures to minimise the risk of transmission of the virus to our operational sites and offices. This impacted our ability to carry out activities and operations according to plans (see also section 2.10 Financial Review).

One of our strategic pillars, "Always safe" is guided by our commitment to prevent harm to people's health, safety and security, and to the environment. We are an international operator of exploration activities, oil and gas installations, refineries, gas plants and wind farms, and therefore face a range of potential risks. In Equinor, we aim to continuously develop a proactive safety culture where safe and secure operations are incorporated into everything we do. A key component to this work is having a long-term commitment to some key company-wide priorities. In 2019 we started implementing improvements within four areas: safety visibility, leadership and behaviour, learning and follow up and safety indicators. In 2020, we developed an 'I am safety' roadmap to ensure the continuation of this work and to set a clear direction towards 2025. The roadmap specifies key measures and in 2020 we implemented four of these: a company-wide annual plan that defines quarterly priority topics, strengthened implementation of "Lifesaving rules", enhanced learning and follow up, and collaboration with key contractors.

In 2020, we experienced no major accidents and no fatalities. The total serious incident frequency, which includes near misses, was 0.5 incidents per million work hours in 2020, down from 0.6 in 2019.



During the year we experienced fire in a turbine at the Hammerfest LNG plant at Melkøya and another fire in an oil system related to a steam-driven turbine generator at the methanol plant at Tjeldbergodden, both in Norway. Investigations of the incidents are ongoing and the final classifications for these incidents are therefore not yet determined. Lessons learned from these investigations may affect where we step up our efforts.

The total recordable injury frequency per million hours worked (TRIF) was 2.3 which is down from 2.5 in 2019. The number of spills was lower in 2020 compared to previous years, but a significant seepage of oily water to the ground at the Mongstad refinery in Norway was revealed. An internal investigation was carried out and mitigating measures have been and will be implemented. The Norwegian Environmental Agency has filed a report to the police based on this incident.

The oil spill caused by Hurricane Dorian that hit our South Riding Point terminal in the Bahamas in September 2019 has been classified as a major accident after publication of the 2019 Annual report and Form 20-F.

Health and working environment
At the beginning of the Covid-19 pandemic a taskforce consisting of, among others, medical professionals was formed to support our pandemic response. The focus has been on zero harm to people by minimizing transmission risk for people at our facilities and offices. The task force worked closely with business leaders with the aim of avoiding transmission and ensuring business continuity. To limit the risk of spreading the virus, we adjusted manning based on location-specific risk exposure, and for some periods a significant part of the workforce worked from home.

We systematically monitor work-related illness caused by psychosocial aspects, chemicals, noise and ergonomics at the workplace. In 2020, it was particularly important to monitor risks related to working from home following the Covid-19 pandemic, especially ergonomics and psychosocial risks. In addition to monthly monitoring of work-related illness, we capture information from employees through our annual people survey, which includes questions related to psychosocial and mental health risk factors.

We saw an increase in work related illness from 2019 to 2020 due to working from home situation caused by the pandemic. Ergonomic and psychosocial aspects are key contributors to this development. The total sickness absence rate for our Equinor ASA employees was 4.2% in 2020, down from 4.4% in 2019.

Emergency preparedness and response, and business continuity
Adequate preparedness and appropriate response are prerequisites for being able to limit the consequences of an

incident. Equinor is working closely with peers, suppliers and stakeholders to ensure robustness at all levels throughout the company. Training is a key enabler and those who are assigned tasks, including the CEO, routinely train and exercise on their roles and responsibilities in emergency response situations.

Security
Equinor continues to face a range of security threats which are continuously monitored, assessed and communicated across the company. 2020 was challenging with uncertainty caused by the pandemic which in some cases exacerbated existing threats and in other cases temporarily reduced them. In some countries, certain threats were reduced due to a combination of lockdowns and an almost complete halt in international business travel.

Despite these challenges, we have continued to deliver on our commitment towards human rights through our participation in the Voluntary Principles on Security and Human Rights. We delivered human rights and security training to 85% of security guards in relevant locations. The restrictions on international travel meant that training was provided through local resources with guidance from subject matter experts.

The pandemic has accelerated change to our ways of working, with an increased use of remote IT solutions while working from home. This has caused an increase in information security risk as private devices are used to a larger degree. Because of this, a series of cyber-security awareness courses have been made available and our security month campaign had a special focus on employee IT security awareness and private cyber resilience.

Climate and the energy transition

Climate change is one of the main challenges of our time and a clear call for action. To avoid an irreversible climate crisis, urgent actions are needed to reduce greenhouse gas emissions from all sectors to help society move towards net zero.

Equinor acknowledges scientific consensus on climate change and supports the goals of the Paris Agreement. We recognise that the world's energy systems must be transformed in a profound way to drive decarbonisation. At the same time universal access to affordable and clean energy must be ensured while supporting the United Nations Sustainable Development Goals.

In 2020, we further strengthened our climate roadmap with the ambition of becoming a net-zero company by 2050. The ambition includes emissions from production and final use of energy. We also announced plans to achieve carbon neutral global operations by 2030 and to reduce absolute greenhouse gas (GHG) emissions in Norway to near zero by 2050. At the same time, we outlined a value-driven strategy for significant growth in renewables, as well as a new net carbon intensity ambition. The climate roadmap also includes our maritime ambitions to reduce own emissions from ships and how we will contribute to decarbonising shipping.

Climate-related business risks and resilience
Our business needs to be resilient to the multiple risks posed by climate change. These include potential stricter climate policies, laws and regulations, market effects from changing demand for oil, gas and electricity and technology changes supporting the further development and use of renewable energy and low-carbon technologies, as well as physical effects of climate change and reputational effects. A summary of our climate-related risk factors is provided in section 2.12 Risk review. We continue to report on climate-related risks and opportunities in line with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

To ensure that we have a robust portfolio, we address climate-related risk in our decision making, for example through the use of scenario analysis to inform our economic planning assumptions, and the use of hurdle rates and an internal CO_2 price to assess the robustness of investment proposals.

Since 2016 we have been testing the resilience of our portfolio against the scenarios from the IEAs World Energy Outlook (WEO) report. We apply these price scenarios in addition to our internal planning assumptions to our portfolio and compare the results in terms of impact on net present value (NPV). The WEO report does not include a 1.5°C price set, but to cater for this uncertainty, we also test our portfolio with an oil price gradually decreasing to USD 50 in 2040 (compared to USD 53 in the WEO Sustainable Development Scenario). When applying these lower prices, the net present value of the portfolio is reduced, but remains positive.

As noted in section 2.12 Risk Review under Risk Factors—Risks related to our business, strategy and operations—Oil and natural gas price, a significant or prolonged period of low oil and natural gas prices or other indicators could, if deemed to have longer term impact, lead to reviews for impairment of the group's oil and natural gas assets. See also note 2 Significant accounting policies to the Consolidated financial statements for a discussion of key sources of uncertainty with respect to management's estimates and assumptions that affect Equinor's reported amounts of assets, liabilities, income and expenses and Note 10 Property, plants and equipment to the Consolidated financial statements for a discussion of price assumptions and sensitivities affecting the impairment analysis. Further details about the portfolio sensitivity test are available in our 2020 Sustainability Report.

Industry leading carbon efficiency
Equinor aims to reduce the CO_2 intensity of our globally operated oil and gas production to below 8kg CO_2/barrel of oil equivalent (boe) by 2025. For 2020 we achieved 8.0kg CO_2/boe. The current global industry average is 17kg CO_2/boe.



Upstream CO₂ intensity (KPI)
(kg CO₂ per boe, 100% operated basis)

Legend:
— Equinor [1] ◆ Equinor target — IOGP average [2]

[1] Established as a corporate KPI in 2015
[2] IOGP Annual Environmental Performance indicators report: IOGP members' annual survey of upstream oil and gas activities. The results are lagging by one year.

We aim to remain an industry leader in carbon efficiency by emitting as little as possible CO₂ from each barrel of oil equivalent produced. To achieve this, we assess carbon intensity when we shape our portfolio and implement emission reduction measures in our operations.

Methane is the second most significant greenhouse gas contributing to climate change. Equinor will continue to develop and implement technologies and procedures to detect and reduce methane emissions, support industry efforts to reduce methane emissions across the oil and gas value chain, increase the quality and transparency of reported data, and support the development of sound methane policies and regulations. Equinor's 2020 methane intensity for our upstream and midstream business remained at approximately 0.03%. Equinor continues to pursue a methane intensity target of "near zero".

Equinor continues to focus on eliminating routine flaring in all its operations by 2030 at the latest, in line with the World Bank's Zero Routine Flaring by 2030 Initiative. We do not have routine flaring in our operations in Norway, Brazil or offshore US. In the Mariner field we currently flare associated gas on an intermittent basis, where volumes exceed the early production phase fuel gas for power requirement. However, after 2022, it is anticipated that all associated gas will be required for energy production at which point production flaring will no longer be necessary. We expect Mariner to achieve zero routine flaring during 2022.

We still have routine flaring in the Bakken shale asset in the US due to capacity limitations in the gas infrastructure. Several measures to reduce flaring were implemented, which resulted in a reduction of total flaring from 15% in 2019 to 9% in 2020. Our 2020 flaring intensity (upstream, operated globally) was 1.7tonnes/1000 tonnes of hydrocarbon produced, which is significantly lower than the industry average of 11tonnes/1000 tonnes of hydrocarbon produced

Electrification of offshore installations is a key component in reducing emissions from our operations. It involves replacing a fossil fuel-based power supply with Norwegian grid mix, or power from floating wind turbines, enabling a reduction in greenhouse gas emissions. In 2020, we have been advancing several electrification initiatives. We have started the

construction of the Hywind Tampen floating wind farm in Norway, and together with our partners, we have made an investment decision to partly electrify the Sleipner field and submitted a development plan to the authorities. On behalf of the Troll partners, Equinor has awarded a front-end engineering and design contract (FEED) for topside modifications to accommodate power from shore at the Troll B and C platforms.

Around 85% of emissions from fossil fuel products come from their consumption, such as in combustion engines. To achieve the goals of the Paris Agreement, society must address emissions across the value chain, from initial production to final consumption. We believe we have a role to play in engaging with other sectors to accelerate decarbonisation.

To address scope 3 GHG emissions, we have set a net-zero and zero net carbon intensity by 2050 ambition, including emissions from production and use of products. We aim to achieve this through optimising our oil and gas portfolio, accelerating growth in renewable energy and developing low carbon technologies such as hydrogen and carbon capture and storage and investing in natural sinks. The scope 3 GHG emissions from use of sold products increased from 247 in 2019 to 250 million tonnes CO₂-equivalents in 2020. The net carbon intensity remained stable at 68g CO₂e/MJ.

Profitable growth in renewable energy
Building on our strengths and experience offshore, we are developing as a global offshore wind major, building material offshore wind clusters in the North Sea, the US East coast and in the Baltic Sea and in parallel we are accessing new markets.

Equinor is gradually growing its presence in selected power markets with increasing demand for solar, wind and storage solutions as integrated parts of the energy system. In December 2020, Equinor signed a Memorandum of Understanding (MoU) with Scatec and Hydro to jointly develop a 480 MW solar power plant in Brazil. Equinor currently holds a minority equity share (13%) of Scatec ASA.

In 2020, Equinor's renewable energy production (equity basis) was 1.7TWh compared to 1.8TWh in 2019. See section 2.7 Other for more details.

Low carbon solutions
Carbon Capture and Storage (CCS) and hydrogen are seen by many governments and organisations as necessary to deliver on the climate targets set out in the Paris Agreement. Equinor is developing such solutions to help accelerate decarbonisation for society. We promote CCS and blue hydrogen solutions as these technologies can remove CO₂ from high-carbon sectors that cannot be easily decarbonised, such as industry, maritime transport, heating and flexible power generation. Based on our experience in the oil and gas value chain, Equinor believes it is well positioned to provide low-carbon solutions and establish zero-emission value chains. Maturing and expanding CCS and hydrogen can only be achieved through close collaboration with governments and customers in order to establish a commercial framework and to build new markets. We also need strategic partnerships with industrial players to ensure safe, reliable and cost-effective implementation.

In 2020, Equinor made significant progress on industrial CCS and blue and green hydrogen projects, which are the result of combined efforts of governments, industries, investors and consumers working together to reach net-zero emissions. Examples are the CCS projects Northern Lights and Zero Carbon Humber, and the Liquid to Hydrogen project and NortH2.

See section 2.6 Marketing, Midstream & Processing (MMP) for more details.

Low carbon R&D
Equinor has significantly stepped up low carbon research and development in 2020. Among the R&D projects are possible development of a hydrogen plant with CCS, compact CO_2 capture and storage for remote installations and development of ammonia as a fuel for maritime vessels. To reduce the CO_2 footprint of liquid fuels, we are exploring sourcing and co-processing advanced, sustainable, biofuels and bio-oils in our refineries and exploring new feedstocks in the circular economy, like municipal and plastic waste.

CO_2 transport is an important research frontier, and we worked on CO_2 flow assurance with partners in industry and R&D institutes. Large-scale validation of these flow assurance models is being done at Equinor laboratories. Finally, we are working to qualify next generation CO_2 transport ships of larger sizes which would operate at lower pressures and temperatures.

In 2020, the low carbon (renewable energy, low carbon solutions and energy efficiency) share of R&D expenditures was 32%.

Nature-based solutions
Nature-based solutions, particularly the protection of tropical rainforests and other land-based solutions, can contribute up to one-third of the greenhouse gas emission reductions the world needs over the next few decades. The most important climate actions for Equinor are the reduction of emissions from our oil and gas production, considerable growth in renewables, and investments in CCS and hydrogen. However, as a supplement we intend to invest in nature-based solutions, like the protection of tropical forests, to reach our climate ambitions.

In November 2018, Equinor presented plans to invest in the protection of tropical forests as soon as a well-functioning market is in place for the private sector. During 2020 we have been following the development of the Emergent Forest Finance Accelerator and ART TREES standards closely. Both are now set up to provide access to large scale, high quality REDD+ forest carbon credits for the private sector in the near future.

Climate policy engagement: assessment of associations and initiatives
Equinor is a member of and engaged in numerous associations across the world, and we recognise that these provide us with important forums in which we can help influence policy development and recommendations, which include climate regulations. We believe that aligning our contribution and positions as an industry, across companies and associations, will be key to supporting the energy transition. In line with this belief, we signed a joint statement with the investor group Climate Action 100+ in April 2019, announcing our commitment to

strengthen our climate leadership. As part of this commitment, Equinor will ensure that all memberships in relevant industry associations are in line with the company's support for the goals of the Paris Agreement.

During the second half of 2019 and the beginning of 2020 we conducted a review of all the associations we are engaged in to determine whether their respective stand on climate is aligned with Equinor's. Our review process concluded with material misalignments for the Independent Petroleum Association of America (IPAA), and some misalignments for the American Petroleum Institute (API) and the Australian Petroleum Production & Exploration Association (APPEA). We decided to terminate our membership of IPAA from 2020. For API and APPEA we took the decision to retain our membership and engage further in developing their climate positions. In 2020, we joined the new API Climate Committee and related sub-committees. The full assessment report can be found on www.equinor.com.

Promoting integrity and transparency

Equinor is a global company and we are present in parts of the world where corruption is a high risk. Our strategy is to increase investments in new energy markets, and so we have continued our work on ethics and compliance throughout 2020. We experienced renewed focus on certain aspects of our activities in Angola, in particular in relation to Equinor's past contributions towards the establishment of an Angolan Research and Technology Centre as part of the 2011 Kwanza license obligations. Equinor continues to follow-up the payments made towards the centre, which has not yet been built. Our commitment to conduct business in an ethical, socially responsible and transparent manner has during the Covid-19 pandemic remained the same. We maintained an open dialogue on ethical issues, both internally and externally.

Our Code of Conduct, which was updated in 2020, sets out our commitment and requirements for how we do business at Equinor. It applies to our employees, Equinor board members and hired contractors. We train our employees on how to apply the Code of Conduct in their daily work and require all employees to confirm annually that they understand and will comply with the Code of Conduct. We expect our suppliers to act in a way that is consistent with our Code of Conduct.

Equinor's Anti-Corruption Compliance Program summarises the standards, requirements and procedures implemented to comply with applicable laws and regulations and maintaining our high ethical standards. The program lays down the foundation for ensuring that anti-bribery and corruption risks are identified, concerns are reported, and measures are taken to mitigate risk in all parts of the organisation. Equinor's Code of Conduct also addresses the requirement to comply with applicable competition and antitrust laws. Our Competition and Antitrust Program consists of governing documents and manuals, training of employees in high-risk positions as well as risk assessments and assurance activities.

Covid-19 represents a global crisis that affects Equinor, our suppliers, partners, governments and society at large. During the crisis we have focused on upholding our standards and the effectiveness of our programs. Several measures have been taken to adapt to the situation. New trainings were developed and conducted digitally and Equinor proactively held internal awareness sessions and contacted suppliers to emphasize our commitment to ethical business practice and zero tolerance for corruption, fraud or breaches of law, during the crisis.

The Code of Conduct imposes a duty to report possible violations of the Code or other unethical conduct. We require leaders to take their control responsibilities seriously to prevent, detect and respond to ethical issues. Employees are encouraged to discuss concerns with their leader or the leader's superior or use available internal channels to provide support. Concerns may also be reported through our Ethics Helpline which allows for anonymous reporting and is open to employees, business partners and the general public. Equinor has a strict non-retaliation policy. The number of cases received through the Ethics Helpline was 183 in 2020 of which 113 were actual cases. This was a decrease from 2019. The cases included 56 reported concerns relating to harassment, discrimination and other conduct affecting the working environment. We experienced a decrease in the number of cases related to our suppliers.

We report our payments to governments on a country-by-country and project-by-project and legal entities basis (see section 5.4 Report on payments to governments). This reporting represents a core element of transparent corporate tax disclosure. Since 2018, we have published our global tax strategy, available online.

Equinor has long-standing relationships with the UN Global Compact, the World Economic Forum's Partnering Against Corruption Initiative and Transparency International. As a long-standing supporting company of the Extractive Industries Transparency Initiative (EITI), Equinor continued to participate in EITI multi-stakeholder groups at national level and held an EITI board position throughout 2020. Through this involvement we exchange knowledge and experience while demonstrating our continued commitment to good governance and increased transparency in the extractive sector.

Human rights

Our responsibility and commitment to ensuring the safety of our employees and those affected by our business remain core to our strategic commitment, "always safe". Understanding and managing our risks so as to avoid harm to people, related to all our activities, stand firm and is consistent with the United Nations Guiding Principles on Business and Human Rights (the UNGPs), the ten principles of the Global Compact and the Voluntary Principles on Security and Human Rights.

In 2020, we worked to further integrate the human rights lens into our management system, build capacity to address and manage risks, and continued to embed human rights due diligence into our work processes. The Covid-19 pandemic introduced the need for new ways of engaging with potentially affected stakeholders in a time where risks of human rights impacts were exacerbated.

The BoD approved in 2020 an updated version of our human rights policy which further addresses the most relevant human rights issues to Equinor, strengthens our expectations towards business partners and suppliers and sets out clearer commitments towards rights at particular risk.

Equinor joined in 2020 the World Business Council for Sustainable Development (WBCSD) Call to Action for Business Leadership on Human Rights. Equinor has also joined the Coalition for Responsible Business in Norway, a multi-stakeholder group across government, business and NGOs requesting legislation on business and human rights.

We have continued to build awareness of Equinor's responsibility to respect human rights and invested in more specific training for prioritized teams and individuals through classroom and virtual training programs. The Human Rights Steering Committee met on five occasions during 2020 and reported on our efforts to the BoD SSEC twice. Topics addressed included Equinor's main human rights risks, discussions of specific dilemmas, and training on human rights risk assessments, policy, ambitions and human rights in light of Covid-19. In 2020, we established an internal network aiming to ensure consistent internal information and communication, to share good practices and to discuss human rights challenges. The network has met five times during the year.

During 2020, risk assessments that include human rights risks, have been conducted for 32 projects and assets (including operated and non-operated) in 24 countries. Equinor and partners, through a third-party expert, are closely monitoring the government-led compensation and resettlement process to release area for a possible future LNG plant in Tanzania. Actions to address the impact to affected households are in process. Third-party experts have been engaged to perform human rights impact assessments and to develop action plans related our offshore wind projects in South Korea.

The supply chain continues to be an important priority in our human rights work. We continued to embed human rights due diligence in the internal supply chain management process, to enable more effective risk management in new procurements. A new framework for human rights due diligence in Business Development projects is also being implemented in relevant work processes and tools.

Forced and compulsory labour is identified to be a particular risk at construction sites in countries where the use of migrant labour is common. Through 2020, Equinor used external experts to identify gaps through focused worker dialogues and to support suppliers in identifying and following through improvement measures.

As a consequence of the Covid-19 pandemic, we have seen an increased risk of impacts on vulnerable workers, employees and business partners, particularly in high risk contexts. A letter to all Equinor suppliers was issued in May, addressing for example the heightened risk for compromising human rights of workers due to Covid-19.

In 2020, we continued engagement with Norwegian industrial companies to discuss expectations to business and common challenges in implementing the UNGPs. We also continued supporting the Joint Industry initiative on human rights in the supply chain, where the Norwegian Oil and Gas industry association facilitates the sharing of human rights assessments performed by third parties.

We collaborated with peers and partners in specific projects to jointly address human rights risks and have continued our membership and active participation in the Shift Business Learning Program and in IPIECA. We interacted with FOKUS addressing women's rights and promoting the SheDil tool to aid human rights due diligence related to women. We presented our approach to human rights and specifically our work and risks related to the conduct of security providers to the Voluntary Principles on Security and Human Rights members on 17th June 2020.

Environment

We value the importance of our planet's natural environment and strive to adhere to high standards to responsibly manage our environmental impact. Being a large offshore oil and gas operator and a growing offshore wind power provider, biodiversity and sensitive areas in the marine environment are of particular importance. In this respect, significant environmental aspects to manage include discharges of produced and processed water to sea, spills, drilling waste, use of areas and emissions of sound from our operations. In our onshore US operations, water sourcing and usage for the hydraulic fracturing process and waste management of produced and flowback water are additional important aspects.

In response to the growing concerns related to loss of biodiversity, we have in 2020 started to further develop our management approach to biodiversity. A corporate project has been established to better understand our most material impacts and to develop a new corporate position and an improvement plan for how biodiversity aspects can be better managed in our projects and operations. Equinor is supporting a strong post-2020 global biodiversity framework and in September 2020, signed the Business for Nature coalition's Call to Action "Nature is everyone's business" launched during the United Nations General Assembly.

Other focus areas related to biodiversity for 2020 were:

- Testing of a methodology for biodiversity indicators for site-based impacts, developed by the UN Environment World Conservation Monitoring Centre, together with industry and conservation partners
- Opening of an expanded ocean observatory on the seabed off Vesterålen in northern Norway
- Continued deployment of passive acoustic monitoring stations to monitor marine mammals' activity in the Johan Castberg field development area offshore northern Norway and the Empire Wind area offshore the US east coast
- Funding a study to evaluate the effectiveness of thermal imaging technology for aerial surveys to observe the presence of large whales and sea turtles in the Beacon Wind project area offshore the US east coast.

Our efforts to continuously improve our management of discharges of large volumes of produced and processed water to the sea continued in 2020. The main objective is to minimise the environmental impact from oil and chemicals contained in

the discharged water. The total volume of oil discharged to sea increased to 1.3 thousand tonnes in 2020, up from 1.2 thousand tonnes in 2019. The increase was mainly due to increased volumes of produced water and efforts to reduce use of harmful chemicals leading to lower oil separation efficiency.

Our activities involve handling large volumes of different types of waste, among which drill cuttings and contaminated water constitute the largest volumes. Our approach to waste management follows the mitigation hierarchy and waste handling systems are set up in close collaboration with waste contractors, which also handle the downstream part of our waste chain. Compared to the previous year there is a slight increase in the hazardous waste volume to 318 thousand tonnes. The non-hazardous waste volume was reduced from 40 to 29 thousand tonnes mainly due to decrease in polluted soil and less tank washes at the Kalundborg refinery. Exempt waste volumes decreased significantly due to divestment from Eagle Ford and less drilling and well operations onshore US.

Early in 2020, Equinor became aware of seepage of oily water to the ground, as well as further seepage of oily water to the overflow basin at the Mongstad refinery in Norway. An internal investigation revealed that the oil contamination is due to seepage from the drainage system for oily water, as well as several minor, past discharges from operations and maintenance routines and incidents. In addition to operative measures on site, we have commenced work to improve knowledge and ensure compliance with all requirements for discharges to the ground.

Emissions of NOx and SOx were respectively 12% and 40% lower in 2020 than in 2019. These reductions are mainly related to variations in uptime for some fields (e.g. shut-in of the Peregrino field), new fuel gas system at Mariner so that diesel can be replaced by gas as fuel, less drilling activity and divestment from Eagle Ford.

The dominant freshwater use in our US onshore operations is for hydraulic fracturing operations of production wells in the Bakken tight oil asset and Appalachian basin shale gas asset. The withdrawn volume of freshwater for these two assets decreased by 71% in 2020 compared to the previous year mainly caused by divestment of Eagle Ford and less hydraulic fracturing operations.

Shared value

Creating shared value is one of the sustainability priorities that guide Equinor. Together with our stakeholders and partners, we work to find mutual benefits and lasting solutions to common challenges. We will continue to invest in sustainable energy systems, critical infrastructure and the communities we are part of, for many years to come. We create long-lasting shared value that contributes to sustainable development through:

- Providing access to affordable, reliable and sustainable energy
- Creating value for shareholders
- Driving innovation, research and development of new technologies to better society
- Creating jobs, developing staff and promoting diversity and inclusion in our workforce
- Generating economic opportunities across our value chain through sourcing of goods and services
- Ensuring robust management of social impacts and outcomes, and contributing to economic ripple effects
- Exploring new types of partnering, to enable us to leverage research and technology, digitalization, innovation and businesses working towards solving challenges for society and nature

The devastating effects of the Covid 19-pandemic have been felt across the world in 2020. A just energy transition has been at the centre of many European government's economic recovery plans to 'build back better' and governments are increasingly looking for sustainable solutions to rebuild the economy.

Strong collaboration is required cross-sector, cross-industry and cross-country. We need to work with governments, suppliers, the research community and entrepreneurs, investors and consumers, to find common solutions along the whole value chain. Governments play an important role as a catalyst for collaboration, as demonstrated through initiatives for which significant milestones were reached in 2020:

- "Longship" is the largest climate project ever in the Norwegian industry and will contribute substantially to the development of carbon capture and storage (CCS) as an efficient mitigation measure. Equinor's Northern Lights CO_2 transport and storage project, a partnership with Shell and Total, receives funding through this project.
- The UK's Industrial Strategy Challenge Fund (ISCF) combines public and private funding to invest in projects that tackle big societal and industrial challenges. The Zero Carbon Humber consortium, that Equinor is a leading partner in, won funding from ISCF to drive forward a vision of the UK's first net-zero carbon cluster.
- Equinor engaged in a range of activities to maintain project activity and support suppliers through the Covid 19-pandemic.

Despite challenges as a result of the pandemic which saw facility closures, stricter control measures, reduced manning onshore and offshore and travel restrictions, we still managed to progress our projects, although not all at the planned level. This was due to strong internal collaboration, with the safety delegate service and with suppliers and the health authorities. On the Norwegian Continental Shelf (NCS), the Norwegian temporary tax package, introduced for projects at risk of delay as a result of the pandemic and affected by the fall in oil price, enabled project continuity.

Equinor worked closely with suppliers during the pandemic to reduce cost in a sustainable way, focusing on scope optimization and efficiencies and sustainable operations for all parties. Thriving local supply chains are important for regional economies, and for us as we invest in creating long-term infrastructure that will be operational for decades like the operations and maintenance base for the Dogger Bank Wind farm that will be based in Port of Tyne in the UK. Through our corporate venture arm, Equinor Ventures, we invest in ambitious early phase and growth phase companies, providing venture capital, project-based funding of early phase ideas and an accelerator programme.

In addition to our planned annual donations, Equinor supported in 2020 the global response to the pandemic by donating 500,000 USD to the Covid-19 Solidarity Response Fund for the WHO hosted by the Swiss Philanthropy Foundation and the Norwegian Refugee Council for their Covid-19 related activities. Further local donations were made to support efforts at our international locations.

Read more about shared value in the context of how we develop our people, involve them in the development of the company and embrace diversity and drive inclusion in section 2.14 Our people.

Other relevant reports
More information about Equinor's policies and approach taken to manage safety, security and sustainability performance is available in Equinor ASA's 2020 Sustainability Report.

2.14
Our people



Lars Jørgensen Tveito, Geo Operations Centre in Sandsli, Bergen.

Employment and skills development

Developing our people

Rapidly building new skills is important to deliver on our business strategy. Life-long learning is central to our people development, and Covid-19 has required us to adapt quickly to new forms of learning. Where possible, in-person courses have been relaunched as virtual classroom courses, and uptake of online learning opportunities has remained stable. Covid-19 restrictions have however led to a significant dip in key learning activities that must be attended in person. As a result of this the overall volume of learning activity is lower in 2020 than in 2019. Engagement in digital upskilling remains high, supported by strong leadership commitment. The uptake of our specialized digital leadership courses has increased, with over 300 leaders undertaking a range of digital leadership training in 2020.

We use a mix of formal learning and deployment to support the transfer of strong technical skills from oil and gas to our activities within low carbon and renewables, and in 2020 we further expanded our renewables learning portfolio. We remain dedicated to ensuring that our employees are given the tools and opportunities to develop relevant skills that keep up with changes in technology and the way we work, and 2021 will see the initiation of our 'Reskill@Scale' programme offering targeted groups of employees an opportunity to reskill into new discipline areas with the support of a 6-month mentoring and training programme.

Early Talents

We continue to invest in our early talents through our emerging talents programmes. In 2020 we welcomed 211 graduates, 167 apprentices and 275 summer interns. Through our recruitment and attraction activities we strive to increase the diversity of our early talent applicant base and hires. Our ambition for our graduate recruitment was to achieve a 50:50 balance on gender and non-Norwegian background. In 2020, we made strides towards achieving this goal with a 45:55 split between female and male graduates recruited, and a 47:53 split between graduates recruited with a non-Norwegian and Norwegian background. For our apprentice's recruitment we have an ambition of 30:70 on gender and achieved a 29:71 split between female and male apprentices recruited. Despite the pandemic, we offered a seven-week virtual summer internship programme to 275 students. There was a 39:61 split between female and male interns recruited, and 24:76 split between interns recruited with a non-Norwegian and Norwegian background. In total 24 different nationalities were represented in the virtual summer internship programme.

Permanent employees and percentage of women in the Equinor group

	Number of employees			Women		
Geographical region	2020	2019	2018	2020	2019	2018
Norway	**18,238**	18,128	17,762	**31%**	31%	31%
Rest of Europe	**1,381**	1,359	978	**23%**	23%	25%
Africa	**73**	73	79	**37%**	36%	38%
Asia	**68**	70	75	**44%**	49%	53%
North America	**882**	1,199	1,191	**33%**	31%	32%
South America	**603**	583	439	**31%**	30%	32%
Australia	**-**	-	1	**0%**	0%	0%
Total	**21,245**	21,412	20,525	**31%**	30%	31%
Non-OECD	**821**	823	701	**33%**	32%	35%

Total workforce by region, employment type and new hires in the Equinor group in 2020

Geographical region	Permanent employees	Consultants	Total workforce[1]	Consultants (%)	Part time (%)	New hires
Norway	**18,238**	921	19,159	5%	2.6%	774
Rest of Europe	**1,381**	46	1,427	3%	1.7%	118
Africa	**73**	3	76	4%	0.0%	2
Asia	**68**	15	83	18%	0.0%	5
North America	**882**	66	948	7%	0.0%	35
South America	**603**	23	626	4%	0.3%	43
Total	**21,245**	1,074	22,319	5%	2.3%	774
Non-OECD	**821**	42	863	5%	0.2%	53

1) Contractor personnel, defined as third-party service providers who work at our onshore and offshore operations, are not included. These were roughly estimated to be 37,300 in 2020.

People performance data relates to permanent employees in our direct employment. Equinor defines consultants as contracted personnel that are mainly based in our offices. Temporary employees and contractor personnel, defined as third party service providers to onshore and offshore operations, are not included in the table. These were roughly estimated to be 37,300 in 2020. The information about people policies applies to Equinor ASA and its subsidiaries.

Equal opportunities

Workforce diversity and inclusion
Embracing diversity and driving inclusion is a fundamental part of our values - open, collaborative, courageous and caring - and an integral part of our leadership expectations.

We provide an environment recognised for its equality and diversity, and we treat everyone with fairness, respect and dignity. We do not tolerate any discrimination or harassment of colleagues or others affected by our operations, and this is stated in our code of conduct. Our commitments and requirements are in line with the Norwegian equality and anti-discrimination act. We follow its four-step model to examine the risk of discrimination and obstacles to equality, analyse causes, identify and implement measures and evaluate results, which are within the board of directors' responsibility to follow up. Required reporting according to the Norwegian equality and anti-discrimination act can be found in the table below.

Inclusion to us means that everyone in Equinor feels like that they are part of one team, are able to bring their whole self to work, and have their voices heard and respected. We believe we can only leverage the value of diversity if we have an inclusive culture where everyone feels safe to contribute.

We work systematically with diversity and inclusion (D&I) through our key human resources processes, such as recruitment, succession planning, performance management and leadership development. In 2019 we built a strong foundation to strengthen D&I by setting targets and capturing data to measure our progress. This included setting recruitment targets and the implementation of a corporate diversity and inclusion KPI. The KPI is based on a diversity index and an inclusion index, measured on team level. Our diversity index is flexible and holistic, meaning teams may focus on different dimensions of diversity to achieve the balance that adds most value to them. The dimensions currently monitored are experience, gender, nationality and age. The diversity KPI monitors each business area's progression on team diversity. The Inclusion Index is measured in our Global People Survey, and measures employees' perception of inclusion in their teams. Our ambition is for all teams in Equinor to be diverse and inclusive by 2025. Diversity index target is set at 55 for 2025 (baseline 2018 is 33), while the inclusion index target is set at 80 for 2025 (baseline 2018 is 76). The trend of the KPI has been positive since the establishment, with 2020 figures of 37 and 78.

In 2020 we focused on building capability and understanding of the business value of D&I. We continued to deliver and embed mitigating unconscious bias training and support our employee resource groups, including Women in Equinor, Differently Abled and LGBTQ+ groups. Due to the Covid-19 pandemic, focus was placed on strengthening an open and inclusive culture. Efforts centred on employee engagement after the pandemic outbreak in March. In line with local Covid-19 restrictions and guidelines, we introduced flexible work as an opportunity to combine work from the office with work done outside the office in a virtual way. We also established corporate principles for flexible work agreements, which will guide our future efforts for teams that can safely and securely perform their tasks outside an Equinor office or asset. In the last quarter, particular focus was placed on mental health, with the aim to lower the threshold for talking about mental health, increase awareness and communicate support and benefits available.

To show our commitment to equal and inclusive workplaces, Equinor participated in several Gender Equality Indexes that aim to give more visibility into reporting e.g. in the Bloomberg Gender-Equality Index, and the Norwegian SHE Index where Equinor was ranked number one out of 92 participating companies in Norway. We received the SHE Index award in March 2021 for our progress towards gender equality. In all our leadership activities, including talent and succession reviews, leadership assessments, leadership development courses and top-tier leadership deployment, we aim for gender balance and diversity. We pay close attention to positions and discipline areas dominated by employees of one gender. A new CEO was appointed in August 2020. Anders Opedal announced during December several changes to the Corporate Executive Committee. These changes will take effect from 1 June 2021, and the new Corporate Executive Committee will be 50% female. Also, since 2017, we have focused on improving gender balance on leaders reporting to the Corporate Executive Committee. This group has increased from 36% female in 2017 to 41% in 2019. In 2020, this group was 45% female.

Consistent with our values and to strengthen our brand and attractiveness as an employer, we continue to offer a global parental leave policy in all Equinor companies and health insurance in Equinor ASA. A minimum of 16 weeks paid leave is offered to all employees in the group becoming parents through birth or adoption. The health insurance scheme, supplementing public health services, offers access to private specialists, medical examinations and treatments, and is similar to local health insurance already provided in our subsidiaries. During the Covid-19 pandemic, we have highlighted access to online appointments, and mental health support.

Reporting according to the Norwegian equality and anti-discrimination act

Additional reporting on equality, diversity and inclusion can be found in the sustainability performance data.

Number of employees, voluntary part time employees and temporary employees 2020

	Female	Male
Number of employees	5,670	12,553
Voluntary part time employees (in %)	5.9 %	1.1 %
Temporary employees		
Summer internship	91	143
Apprentices	88	241
Other temporary employees	7	11

Norwegian statutory parental leave and global parental leave 2020

	Number of employees	Average weeks	Median number of weeks
Norwegian statutory parental leave			
Female	317	34	36
Male	509	18	18

The numbers above include both statutory paid and employee requested unpaid parental leave

Global parental leave			
Female	-	-	-
Male	26	9	9

The Global Parental leave is not statutory, but a benefit Equinor offers worldwide (only Equinor ASA employees included above).

Unions and employee representatives

Employee relations
We believe in involving our people in the development of the company. In all countries where we are present, we involve our employees and/or their appropriate representatives according to local laws, regulations and practices. This varies from formal bodies with employee representatives to employee engagement and involvement through team or town hall meetings.

In 2020 we conducted almost all mandatory consultation meetings digitally, as well as formal and informal dialogues with our unions and employee representatives due to the Covid-19 pandemic.

The collaboration arena, including the European works council had high focus on the situation caused by the pandemic, both in terms of avoiding contagion between our employees and the challenging market situation.

Data on union membership figures is available in our sustainability performance data at Equinor.com.



Arild Alstad, Tjeldbergodden, the welding robot Weldar's first operative maintenance work.

Governance

3.0
Board statement on corporate governance

Equinor's board of directors adheres to good corporate governance standards and will ensure that Equinor either complies with the Norwegian Code of Practice for Corporate Governance (the Code of Practice) or explains possible deviations from the Code of Practice. The Code of Practice can be found at www.nues.no.

The Code of Practice covers 15 topics, and this board statement covers each of these topics and describes Equinor's adherence to the Code of Practice. The statement describes the foundation and principles for Equinor's corporate governance structure. More detailed information can be found on our website, in this Annual report and in our Sustainability report.

The information concerning corporate governance required to be disclosed according to the Norwegian Accounting Act Section 3-3b is included in this statement as follows:

1. "A statement of the recommendations and regulations concerning corporate governance that the enterprise is subject to or otherwise chooses to comply with": Described in this introduction as well as in section 3.1 Implementation and reporting below.
2. "Information on where the recommendations and regulations mentioned in no 1 are available to the public": Described in this introduction.
3. "Reasons for any non-conformance with recommendations and regulations mentioned in no 1": There are two deviations from the Code of Practice' recommendations, one in section 3.6 General meeting of shareholders and the other in section 3.14 Take-overs. The reasons for these deviations are described under the respective sections of this statement.
4. "A description of the main elements in the enterprise's, and for entities that prepare Consolidated financial statements, also the Group's (if relevant) internal control and risk management systems linked to the financial reporting process": Described in section 3.10 Risk management and internal control.
5. "Articles of Association which entirely or partly expand or depart from provisions of Chapter 5 of the Public Limited Liability Companies Act": Described in section 3.6 General meeting of shareholders.
6. "The composition of the board of directors, the corporate assembly, the Committee of Shareholders' Representatives and the Control Committee and any working committees related to these bodies, as well as a description of the main instructions and guidelines that apply to the work of the bodies and any committees": Described in section 3.8 Corporate assembly, board of directors and management and section 3.9 The work of the board of directors.
7. "Articles of Association governing the appointment and replacement of directors": Described in section 3.8 Corporate assembly, board of directors and management under the sub-heading Board of directors.
8. "Articles of Association and authorisations empowering the board of directors to decide that the enterprise is to buy-back or issue its own shares or equity certificates": Described in section 3.3 Equity and dividends

Nomination, elections and reporting in Equinor ASA


GENERAL MEETING
Nomination committee
External auditor
CORPORATE ASSEMBLY
BOARD OF DIRECTORS
Audit committee
Safety, sustainability and ethics committee
Compensation and executive development committee
Internal auditor
Chief compliance officer
PRESIDENT AND CEO
ELECTION
NOMINATION
REPORTING

3.1 Implementation and reporting

Introduction

Equinor ASA is a Norwegian-registered public limited liability company with its primary listing on Oslo Børs, and the foundation for the Equinor group's governance structure is Norwegian law. American Depositary Receipts (ADR) representing ordinary shares are also listed on the New York Stock Exchange (NYSE), and we are subject to the listing requirements of NYSE and the applicable reporting requirements of the US Securities and Exchange Commission (SEC rules).

The board of directors focuses on maintaining a high standard of corporate governance in line with Norwegian and international standards of best practice. Good corporate governance is a prerequisite for a sound and sustainable company, and our corporate governance is based on openness and equal treatment of shareholders. Governing structures and controls help to ensure that we run our business in a justifiable and profitable manner for the benefit of employees, shareholders, partners, customers and society.

The work of the board of directors is based on the existence of a clearly defined division of roles and responsibilities between the shareholders, the board of directors and the company's management.

The following principles underline Equinor's approach to corporate governance:
- All shareholders will be treated equally.
- Equinor will ensure that all shareholders have access to up-to-date, reliable and relevant information about its activities.
- Equinor will have a board of directors that is independent (as defined by Norwegian standards) of the group's management. The board focuses on preventing conflicts of interest between shareholders, the board of directors and the company's management.
- The board of directors will base its work on the principles for good corporate governance.

Corporate governance in Equinor is subject to regular review and discussion by the board of directors and the text of this chapter three has also been considered at a board meeting.

The governance and management system is further elaborated on our website at www.equinor.com/cg where shareholders and stakeholders can explore any topic of interest in more detail.

Articles of association

Equinor's current articles of association were adopted at the annual general meeting of shareholders on 14 May 2020.

Summary of Equinor's articles of association:

Name of the company
The registered name is Equinor ASA. Equinor is a Norwegian public limited company.

Registered office
Equinor's registered office is in Stavanger, Norway, registered with the Norwegian Register of Business Enterprises under number 923 609 016.

Objective of the company
The objective of Equinor is, either by itself or through participation in or together with other companies, to engage in the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy, as well as other business.

Share capital
Equinor's share capital is NOK 8,144,219,267.50 divided into 3,257,687,707 ordinary shares.

Nominal value of shares
The nominal value of each ordinary share is NOK 2.50.

Board of directors
Equinor's articles of association provide that the board of directors shall consist of 9 - 11 directors. The board, including the chair and the deputy chair, shall be elected by the corporate assembly for a period of up to two years.

Corporate assembly
Equinor has a corporate assembly comprising 18 members who are normally elected for a term of two years. The general meeting elects 12 members with four deputy members, and six members with deputy members are elected by and among the employees.

General meetings of shareholders
Equinor's annual general meeting is held no later than 30 June each year. The annual general meeting shall address and decide adoption of the annual report and accounts, including the distribution of any dividend and any other matters required by law or the articles of association.

Documents related to the general meetings do not need to be sent to all shareholders if they are accessible on Equinor's website. A shareholder may request that such documents be sent to him/her.

Shareholders may vote in writing, including through electronic communication, during a specified period before the general meeting. Equinor's board of directors adopted guidelines for advance voting in March 2012, and these guidelines are described in the notices of the annual general meetings.

Marketing of petroleum on behalf of the Norwegian State
Equinor's articles of association provide that Equinor is responsible for marketing and selling petroleum produced under the States direct financial interest's (SDFI) shares in production licences on the Norwegian continental shelf as well as petroleum received by the Norwegian State paid as royalty together with its own production. Equinor's general meeting adopted an instruction in respect of such marketing on 25 May 2001, as most recently amended by authorisation of the annual general meeting on 15 May 2018.

Nomination committee
The tasks of the nomination committee are to present a recommendation to:
- The general meeting regarding the election of shareholder-elected members and deputy members of the corporate assembly.
- The general meeting regarding the election of members of the nomination committee.
- The general meeting for the remuneration of members of the corporate assembly and the nomination committee.
- The corporate assembly regarding the election of shareholder-elected members to the board of directors.
- The corporate assembly for the remuneration for members of the board of directors.
- The corporate assembly for election of the chair and the deputy chair of the corporate assembly.

The general meeting may adopt instructions for the nomination committee.

The articles of association are available at www.equinor.com/articlesofassociation.

Compliance with NYSE listing rules

Equinor's primary listing is on the Oslo Børs, and its ADRs are listed on the NYSE. In addition, Equinor is a foreign private issuer subject to the reporting requirements of the SEC rules.

ADRs represent the company's ordinary shares listed on the NYSE. While Equinor's corporate governance practices follow the requirements of Norwegian law, Equinor is also subject to the NYSE's listing rules.

As a foreign private issuer, Equinor is exempted from most of the NYSE corporate governance standards that domestic US companies must comply with. However, Equinor is required to disclose any significant ways in which its corporate governance practices differ from those applicable to domestic US companies under the NYSE rules. A statement of differences is set out below:

Corporate governance guidelines
The NYSE rules require domestic US companies to adopt and disclose corporate governance guidelines. Equinor's corporate governance principles are developed by the management and the board of directors, in accordance with the Code of Practice and applicable law. Oversight of the board of directors and management is exercised by the corporate assembly.

Director independence
The NYSE rules require domestic US companies to have a majority of "independent directors". The NYSE definition of an "independent director" sets out five specific tests of independence and requires an affirmative determination by the board of directors that the director has no material relationship with the company.

Pursuant to Norwegian company law, Equinor's board of directors consists of members elected by shareholders and employees. Equinor's board of directors has determined that, in its judgment, all shareholder-elected directors are independent. In making its determinations of independence, the board focuses

inter alia on there not being any conflicts of interest between shareholders, the board of directors and the company's management. It does not strictly make its determination based on the NYSE's five specific tests but takes into consideration all relevant circumstances which may in the board's view affect the directors' independence. The directors elected from among Equinor's employees would not be considered independent under the NYSE rules as they are employees of Equinor. None of these employee representatives are executive officers of the company.

For further information about the board of directors, see 3.8 Corporate assembly, board of directors and management.

Board committees
Pursuant to Norwegian company law, managing the company is the responsibility of the board of directors. Equinor has an audit committee, a safety, sustainability and ethics committee and a compensation and executive development committee. The audit committee and the compensation and executive development committee operate pursuant to instructions that are broadly comparable to the applicable committee charters required by the NYSE rules. They report on a regular basis to, and are subject to, oversight by the board of directors. For further information about the board's committees, see 3.9 The work of the board of directors.

Equinor complies with the NYSE rule regarding the obligation to have an audit committee that meets the requirements of Rule 10A-3 of the US Securities Exchange Act of 1934.

The members of Equinor's audit committee include an employee-elected director. Equinor relies on the exemption provided in Rule 10A-3(b)(1)(iv)(C) from the independence requirements of the US Securities Exchange Act of 1934 with respect to the employee-elected director. Equinor does not believe that its reliance on this exemption will materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3 relating to audit committees. The other members of the audit committee meet the independence requirements under Rule 10A-3.

Among other things, the audit committee evaluates the qualifications and independence of the company's external auditor. However, in accordance with Norwegian law, the auditor is elected by the annual general meeting of the company's shareholders.

Equinor does not have a nominating/corporate governance committee formed from its board of directors. Instead, the roles prescribed under the NYSE rules for such committee are principally carried out by the corporate assembly and the nomination committee, each of which is elected by the general meeting of shareholders.

NYSE rules require the compensation committee of US companies to comprise independent directors, recommend senior management remuneration and make a determination on the independence of advisors when engaging them. Equinor, as a foreign private issuer, is exempted from complying with these rules and is permitted to follow its home country regulations. Equinor considers all its compensation committee members to be independent (under Equinor's framework which, as discussed above, is not identical to that of NYSE). Equinor's compensation committee makes recommendations to the board regarding management remuneration, including that of the CEO. Further, the compensation committee assesses its own performance and has the authority to hire external advisors. The nomination committee, which is elected by the general meeting of shareholders, recommends to the corporate assembly the candidates and remuneration of the board of directors. The nomination committee also recommends to the general meeting of shareholders the candidates and remuneration of the corporate assembly and the nomination committee.

Shareholder approval of equity compensation plans
The NYSE rules require that, with limited exemptions, all equity compensation plans must be subject to a shareholder vote. Under Norwegian company law, although the issuance of shares and authority to buy-back company shares must be approved by Equinor's annual general meeting of shareholders, the approval of equity compensation plans is normally reserved for the board of directors.

Deviations from the Code of Practice: None

3.2 Business

Equinor is an international energy company headquartered in Stavanger, Norway. The company has business operations in more than 30 countries and approximately 21,000 employees worldwide. Equinor ASA is a public limited liability company organised under the laws of Norway and subject to the provisions of the Norwegian Public Limited Liability Companies Act. The Norwegian State is the largest shareholder in Equinor ASA, with a direct ownership interest of 67%. Equinor is the leading operator on the Norwegian Continental Shelf (NCS) and is also expanding its international activities.

Equinor is among the world's largest net sellers of crude oil and condensate and is the second-largest supplier of natural gas to the European market. Equinor also has substantial processing and refining operations, contributes to the development of new energy resources, has on-going offshore wind activities internationally and is at the forefront of the implementation of technology for carbon capture and storage (CCS).

Objective, strategies and risk profiles
Equinor's objective is defined in the articles of association (www.equinor.com/articlesofassociation) and is to engage in exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy; either independently or through participation in or together with other companies as well as other business.

Equinor's purpose is turning natural resources into energy for people and progress for society, and the company's vision is to "shape the future of energy". The board and the administration have formulated a corporate strategy to deliver on this vision. It has been translated into concrete objectives and targets to align strategy execution across the company. Equinor's corporate strategy is presented in section 2.1 Strategy and market overview.

In pursuing our vision and strategy, Equinor is committed to the highest standard of governance and to cultivating a values-based performance culture that rewards exemplary ethical practices, respect for the environment and personal and corporate integrity. The company continuously considers prevailing international standards of best practice when defining and implementing company policies, as Equinor believes that there is a clear link between high-quality governance and the creation of shareholder value.

At Equinor, the way we deliver is as important as what we deliver. The Equinor Book, which addresses all Equinor employees, sets the standards for behaviour, delivery and leadership.

Our values guide the behaviour of all Equinor employees. Our corporate values are "courageous", "open", "collaborative" and "caring". Both our values and ethics are treated as an integral part of business activities. The Code of Conduct is further described in section 3.10 Risk management and internal control.

We also focus on managing the impacts of our activities on people, society and the environment, in line with corporate policies for health, safety, security, sustainability, including human rights, and ethics. Areas covered by these policies include labour standards, transparency and anti-corruption, local hiring and procurement, health and safety, the working environment, security and broader environmental issues. These efforts and policies are further described in section 2.13 Safety, security and sustainability.

The Equinor risk profile is a composite view of risks and supports current and future portfolio considerations. The focus is to strive for a portfolio that is robust and value creating through the cycles. Risk is an embedded part of the board's strategy discussions and investment decisions. The board regularly evaluates Equinor's strategy, risk profile and target setting as part of its annual plan. See also sections 3.9 The work of the board of directors and 3.10 Risk management and internal control.

Deviations from the Code of Practice: None

3.3 Equity and dividends

Shareholders' equity and capital structure
The company's shareholders' equity at 31 December 2020 amounted to USD 33,873 million (excluding USD 19 million in non-controlling interest, minority interest), equivalent to 27.8% of the company's total assets. The net debt ratio was 31.7%[8]. Cash, cash equivalents and current financial investments amounted to USD 18,621 million. The board of directors considers this to be satisfactory given the company's requirements for financial robustness in relation to its expressed goals, strategy and risk profile.

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[8] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under section 5.2 Use and reconciliation of non-GAAP financial measures.

Any increase of the company's share capital must be mandated by the general meeting. If a mandate was to be granted to the board of directors to increase the company's share capital, such mandate would be restricted to a defined purpose. If the general meeting is to consider mandates to the board of directors for the issue of shares for different purposes, each mandate would be considered separately by the general meeting.

Dividend policy

It is Equinor's ambition to grow the annual cash dividend, measured in USD per share, in line with long-term underlying earnings. Equinor announces dividends on a quarterly basis. The board approves first to third quarter interim dividends based on an authorisation from the general meeting, while the annual general meeting approves the fourth quarter (and total annual) dividend based on a proposal from the board. When deciding the interim dividends and recommending the total annual dividend level, the board will take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility. In addition to cash dividends, Equinor might buy-back shares as part of the distribution of capital to the shareholders.

The shareholders at the annual general meeting may vote to reduce, but may not increase, the fourth quarter dividend proposed by the board of directors. Equinor announces dividend payments in connection with quarterly results. Payment of quarterly dividends is expected to take place approximately four months after the announcement of each quarterly dividend.

Equinor declares dividends in USD. Dividends in NOK per share will be calculated and communicated four business days after record date for shareholders at Oslo Børs.

The board of directors will propose to the annual general meeting a dividend of USD 0.12 per share for the fourth quarter of 2020.

Buy-back of own shares for subsequent annulment

In addition to cash dividend, Equinor may buy-back shares as part of the total distribution of capital to the shareholders. In order to be able to buy-back shares the board of directors will need an authorisation from the general meeting which must be renewed on an annual basis. The annual general meeting authorised on 14 May 2020, the board of directors to acquire Equinor ASA shares in the market, on behalf of the company, with a nominal value of up to NOK 187,500,000. The board of directors is authorised to decide at what price within minimum and maximum prices of NOK 50 and NOK 500, respectively, and at what time such acquisition shall take place. Shares acquired pursuant to this authorisation can only be used for annulment through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1. It is also a precondition for the repurchase and the annulment of shares that the Norwegian State's ownership interest in Equinor ASA is not changed. Accordingly, a proposal for the redemption of a proportion of the State's shares, so that the State's ownership interest in the company remains unchanged, will also have to be put forward at the general meeting to decide on the annulment of repurchased shares. The authorisation remains valid until the next annual general meeting, but no later than 30 June 2021.

Purchase of own shares for use in the share savings plan

Since 2004, Equinor has had a share savings plan for its employees. The purpose of this plan is to strengthen the business culture and encourage loyalty through employees becoming part-owners of the company. The annual general meeting annually authorises the board of directors to acquire Equinor ASA shares in the market in order to continue implementation of the employees share savings plan. The authorisation remains valid until the next annual general meeting, but no later than 30 June the following year.

On 14 May 2020, the board was authorised on behalf of the company to acquire Equinor ASA shares for a total nominal value of up to NOK 38,000,000 for use in the share savings plan. This authorisation remains valid until the next general meeting, but no later than 30 June 2021.

Deviations from the Code of Practice: None

3.4 Equal treatment of shareholders and transactions with close associates

Equal treatment of all shareholders is a core governance principle in Equinor. Equinor has one class of shares, and each share confers one vote at the general meeting. The articles of association contain no restrictions on voting rights and all shares have equal rights. The nominal value of each share is NOK 2.50. The repurchase of shares for use in the share savings plan for employees (or, if applicable, for subsequent cancellation) is carried out through Oslo Børs.

The Norwegian State as majority owner

The Norwegian State (the State) is the majority shareholder of Equinor and also holds major investments in other Norwegian companies. As of 31 December 2020, the State had an ownership interest in Equinor of 67% (excluding Folketrygdfondet's (Norwegian national insurance fund) ownership interest of 3.63%). The State is also a majority owner in other companies or enterprises that are under a common ownership structure and therefore meet the definition of a related party. Equinor may participate in transactions with such companies or enterprises. All such transactions are always entered into on an arm's length basis. The State's ownership interest in Equinor is managed by the Norwegian Ministry of Petroleum and Energy (MPE). The State's ownership interests in related parties may be managed by the MPE or other Ministries in the Norwegian government, depending on the line of business such related parties are engaged in.

The State's ownership policy is that the principles in the Code of Practice will apply to state ownership and the Government has stated that it expects companies in which the State has ownership interests to adhere to this code. The principles are presented in the State's annual ownership report.

Contact between the State as owner and Equinor takes in principle place in the same manner as for other institutional investor, however, with the difference that there are more frequent meetings with the MPE. Topics discussed includes Equinor's economic and strategic development, sustainability and the State's expectations regarding results and returns on investments. Such meetings comply with Norwegian company and securities legislation, hereunder equal treatment of shareholders and limitations for discussing inside information.

In all matters in which the State acts in its capacity as shareholder, exchanges with the company are based on information that is available to all shareholders. If state participation is imperative and the government must seek approval from the Norwegian Parliament (Stortinget), it may be necessary to provide the Ministry with insider information. The State will be subject to general rules that apply to the handling of such information. We ensure that, in any interaction between the State and Equinor, a distinction is drawn between the State's different roles.

The State has no appointed board members or members of the corporate assembly in Equinor. As majority shareholder, the State has appointed a member of Equinor's nomination committee.

Sale of the State's oil and gas
Pursuant to Equinor's articles of association, Equinor markets and sells the State's share of oil and gas production from the NCS together with its own production. The State has a common ownership strategy aimed at maximising the total value of its ownership interests in Equinor and its own oil and gas interests. This strategy is incorporated in the marketing instruction, which obliges Equinor, in its activities on the NCS, to emphasise these overall interests in decisions that may be of significance to the implementation of the sales arrangements.

The State-owned company Petoro AS handles commercial matters relating to the State's direct involvement in petroleum activities on the NCS and related activities.

Other transactions
In relation to its ordinary business operations such as pipeline transport, gas storage and processing of petroleum products, Equinor also has regular transactions with certain entities in which Equinor has ownership interests. Such transactions are carried out on an arm's length basis.

Deviations from the Code of Practice: None

3.5 Freely negotiable shares

Equinor's primary listing is on Oslo Børs. ADRs are traded on the NYSE. Each Equinor ADR represents one underlying ordinary share.

The articles of association of Equinor do not include any form of restrictions on the ownership, negotiability or voting related to its shares and the ADRs.

Deviations from the Code of Practice: None

3.6 General meeting of shareholders

The general meeting of shareholders is Equinor's supreme corporate body. It serves as a democratic and effective forum for interaction between the company's shareholders, board of directors and management.

The next annual general meeting (AGM) is scheduled for 11 May 2021.The AGM will be held as a digital meeting with electronic voting due to the Covid-19 situation. Practical details will follow from the notice of AGM and on our website. The AGM is conducted in Norwegian, with simultaneous English translation during the webcast. At Equinor's AGM on 14 May 2020, 76.94 % of the share capital was represented either by advance voting, in person or by proxy. Due to the Covid-19 outbreak, measures were taken to safeguard the health and security of the attendees and to ensure compliance with applicable national and local restrictions and guidelines. The shareholders were therefore encouraged to join via webcast and vote in advance or by proxy.

The main framework for convening and holding Equinor's AGM is as follows:

Pursuant to Equinor's articles of association, the AGM must be held by the end of June each year. Notice of the meeting and documents relating to the AGM are published on Equinor's website and notice is sent to all shareholders with known addresses at least 21 days prior to the meeting. All shareholders who are registered in the Norwegian Central Securities Depository (VPS) will receive an invitation to the AGM. Other documents relating to Equinor's AGMs will be made available on Equinor's website. A shareholder may request that these documents be sent to him/her.

Shareholders are entitled to have their proposals dealt with at the AGM if the proposal has been submitted in writing to the board of directors in sufficient time to enable it to be included in the notice of meeting, i.e. no later than 28 days before the meeting.

As described in the notice of the general meeting, shareholders may vote in writing, including through electronic communication, during a specified period before the general meeting.

The AGM is normally opened and chaired by the chair of the corporate assembly. If there is a dispute concerning individual matters and the chair of the corporate assembly belongs to one of the disputing parties or is for some other reason not perceived as being impartial, another person will be appointed to chair the AGM. This is in order to ensure impartiality in relation to the matters to be considered.

The following matters are decided at the AGM:
- Approval of the board of directors' report, the financial statements and any dividend proposed by the board of directors and recommended by the corporate assembly.
- Election of the shareholders' representatives to the corporate assembly and approval of the corporate assembly's fees.
- Election of the nomination committee and approval of the nomination committee's fees.
- Election of the external auditor and approval of the auditor's fee.
- Any other matters listed in the notice convening the AGM.

All shares carry an equal right to vote at general meetings. Resolutions at general meetings are normally passed by simple majority. However, Norwegian company law requires a qualified majority for certain resolutions, including resolutions to waive preferential rights in connection with any share issue, approval of a merger or demerger, amendment of the articles of association or authorisation to increase or reduce the share capital. Such matters require the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at the general meeting.

If shares are registered by a nominee in the Norwegian Central Securities Depository (VPS), cf. section 4-10 of the Norwegian Public Limited Liability Companies Act, and the beneficial shareholder wants to vote such shares, the beneficial shareholder must re-register the shares in a separate VPS account in such beneficial shareholder's own name prior to the general meeting. If the holder can prove that such steps have been taken and that the holder has a de facto shareholder interest in the company, the company will allow the shareholder to vote the shares. Decisions regarding voting rights for shareholders and proxy holders are made by the person opening the meeting, whose decisions may be reversed by the general meeting by simple majority vote.

The minutes of the AGM are made available on Equinor's website immediately after the AGM.

An extraordinary general meeting (EGM) will be held in order to consider and decide a specific matter if demanded by the corporate assembly, the chair of the corporate assembly, the auditor or shareholders representing at least 5% of the share capital. The board must ensure that an EGM is held within a month of such demand being submitted.

The following sections outline certain types of resolutions by the general meeting of shareholders:

New share issues

If Equinor issues any new shares, including bonus shares, the articles of association must be amended. This requires the same majority as other amendments to the articles of association (i.e. two-thirds of votes cast as well as two-thirds of the share capital). In addition, under Norwegian law, the shareholders have a preferential right to subscribe for new shares issued by Equinor. The preferential right to subscribe for an issue may be waived by a resolution of a general meeting passed by the same percentage majority as required to approve amendments to the articles of association. The general meeting may, with a two-thirds majority as described above, authorise the board of directors to issue new shares, and to waive the preferential rights of shareholders in connection with such share issues. Such authorisation may be effective for a maximum of two years, and the par value of the shares to be issued may not exceed 50% of the nominal share capital when the authorisation was granted.

The issuing of shares through the exercise of preferential rights to holders who are citizens or residents of the US may require Equinor to file a registration statement in the US under US securities laws. If Equinor decides not to file a registration statement, these holders may not be able to exercise their preferential rights.

Right of redemption and repurchase of shares

Equinor's articles of association do not authorise the redemption of shares. In the absence of authorisation, the redemption of shares may nonetheless be decided upon by a general meeting of shareholders by a two-thirds majority on certain conditions. However, such share redemption would, for all practical purposes, depend on the consent of all shareholders whose shares are redeemed.

A Norwegian company may purchase its own shares if authorisation to do so has been granted by a general meeting with the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at the general meeting. The aggregate par value of such treasury shares held by the company must not exceed 10% of the company's share capital, and treasury shares may only be acquired if, according to the most recently adopted balance sheet, the company's distributable equity exceeds the consideration to be paid for the shares. Pursuant to Norwegian law, authorisation by the general meeting to repurchase shares cannot be granted for a period exceeding 18 months.

Distribution of assets on liquidation

Under Norwegian law, a company may be wound up by a resolution of the company's shareholders at a general meeting passed by both a two-thirds majority of the aggregate votes cast and a two-thirds majority of the aggregate share capital represented at the general meeting. The shares are ranked equally in the event of a return on capital by the company upon winding up or otherwise.

Deviations from the Code of Practice:

The Code of Practice recommends that the board of directors and chair of the nomination committee be present at the general meetings. Equinor has not deemed it necessary to require the presence of all members of the board of directors. However, the chair of the board, the chair of the nomination committee, as well as the chair of the corporate assembly, our external auditor, the CEO and other members of management are always present at general meetings.

3.7 Nomination committee

Pursuant to Equinor's articles of association, the nomination committee shall consist of four members who are shareholders or representatives of shareholders. The duties of the nomination committee are set forth in the articles of association, and the instructions for the committee are adopted by the general meeting of shareholders.

The duties of the nomination committee are to submit recommendations to:

- The annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly, and the remuneration for members of the corporate assembly.
- The annual general meeting for the election and remuneration of members of the nomination committee.
- The corporate assembly for the election of shareholder-elected members of the board of directors and remuneration for the members of the board of directors.
- The corporate assembly for the election of the chair and deputy chair of the corporate assembly.

The nomination committee seeks to ensure that the shareholders' views are taken into consideration when candidates to the governing bodies of Equinor ASA are proposed. The nomination committee invites Equinor's largest shareholders to propose shareholder-elected candidates of the board of directors and the corporate assembly, as well as members of the nomination committee. The shareholders are also invited to provide input to the nomination committee in respect of the composition and competence of Equinor's governing bodies considering Equinor's strategy and challenges and opportunities going forward. The deadline for providing input is normally set to early/mid-January so that such input may be taken into account in the upcoming nominations. In addition, all shareholders have an opportunity to submit proposals through an electronic mailbox as described on Equinor's website. The results from an annual board evaluation, normally externally facilitated, are made available to the nomination committee for the board nomination process. Separate meetings are held between the nomination committee and each board member, including employee-elected board members. The chair of the board and the chief executive officer are invited, without having the right to vote, to attend at least one meeting of the nomination committee before it makes its final recommendations. The committee regularly utilises external expertise in its work and provides reasons for its recommendations of candidates.

The members of the nomination committee are elected by the annual general meeting. The chair of the nomination committee and one other member are elected from among the shareholder-elected members of the corporate assembly. Members of the nomination committee are normally elected for a term of two years.

Personal deputy members for one or more of the nomination committee's members may be elected in accordance with the same criteria as described above. A deputy member normally only attends in lieu of the permanent member if the appointment of that member terminates before the term of office has expired.

Equinor's nomination committee consists of the following members as of 31 December 2020 and are elected for the period up to the annual general meeting in 2022:

- Tone Lunde Bakker (chair), General Manager, Swedbank Norge (also chair of Equinor's corporate assembly)
- Bjørn Ståle Haavik, Director General Department for Economic and Administrative Affairs, Norwegian Ministry of Petroleum and Energy (personal deputy for Bjørn Ståle Haavik is Andreas Hilding Eriksen, Secretary General at the Norwegian Ministry of Petroleum and Energy)
- Jarle Roth, CEO of Umoe Group (also a member of Equinor's corporate assembly)
- Berit L. Henriksen, self-employed advisor

The board considers all members of the nomination committee to be independent of Equinor's management and board of directors.

The nomination committee held 19 ordinary meetings in 2020.

The instructions for the nomination committee are available at www.equinor.com/nominationcommittee.

Deviations from the Code of Practice: None

3.8 Corporate assembly, board of directors and management

Corporate assembly

Pursuant to the Norwegian Public Limited Liability Companies Act, companies with more than 200 employees must elect a corporate assembly unless otherwise agreed between the company and a majority of its employees.

In accordance with Equinor's articles of association, the corporate assembly consists of 18 members, 12 of whom (with four deputy members) are nominated by the nomination committee and elected by the annual general meeting. They represent a broad cross-section of the company's shareholders and stakeholders. Six members (with deputy members) and three observers are elected by and among our employees in Equinor ASA or a subsidiary in Norway. Such employees are non-executive personnel. The corporate assembly elects its own chair and deputy chair from and among its members.

Members of the corporate assembly are normally elected for a term of two years and all live in Norway. Members of the board of directors and management cannot be members of the corporate assembly, but they are entitled to attend and to speak at meetings unless the corporate assembly decides otherwise in individual cases. Members of the corporate assembly do not have service contracts with the company or its subsidiaries providing for benefits upon termination of office.

An overview of the members and observers of the corporate assembly as of 31 December 2020 follows.

Name	Occupation	Place of residence	Year of birth	Position	Family relations to corporate executive committee, board or corporate assembly members	Share ownership for members as of 31 December 2020	Share ownership for members as of 14 March 2021	First time elected	Expiration date of current term
Tone Lunde Bakker	General Manager, Swedbank Norge	Oslo	1962	Chair, Shareholder-elected	No	0	0	2014	2022
Nils Bastiansen	Executive director of equities in Folketrygdfondet	Oslo	1960	Deputy chair, Shareholder-elected	No	0	0	2016	2022
Greger Mannsverk	Managing director, Kimek AS	Kirkenes	1961	Shareholder-elected	No	0	0	2002	2022
Terje Venold	Independent advisor with various directorships	Bærum	1950	Shareholder-elected	No	500	500	2014	2022
Kjersti Kleven	Co-owner of John Kleven AS	Ulsteinvik	1967	Shareholder-elected	No	0	0	2014	2022
Jarle Roth	CEO, Umoe Group	Bærum	1960	Shareholder-elected	No	500	500	2016	2022
Finn Kinserdal	Associate professor, Norwegian School of Economics and Business (NHH)	Bergen	1960	Shareholder-elected	No	0	0	2018	2022
Kari Skeidsvoll Moe	General Counsel, Trønderenergi AS	Trondheim	1975	Shareholder-elected	No	0	0	2018	2022
Kjerstin Fyllingen	CEO at Haraldsplass Diakonale Sykehus AS	Paradis	1958	Shareholder-elected	No	0	0	2020	2022
Kjerstin Rasmussen Braathen	CEO of DNB ASA	Oslo	1970	Shareholder-elected	No	353	353	2020	2022
Mari Rege	Professor of Economics at the UiS Business School at the University of Stavanger	Stavanger	1974	Shareholder-elected	No	0	0	2020	2022
Brynjar Kristian Forbergskog	Chair of the board at Torghatten ASA	Brønnøysund	1958	Shareholder-elected	No	0	0	2020	2022
Sun Maria Lehmann	Union representative, Advisor Enterprise Data	Trondheim	1972	Employee-elected	No	6309	6605	2015	2021
Oddvar Karlsen	Union representative, Industri Energi	Brattholmen	1957	Employee-elected	No	915	1068	2019	2021
Berit Søgnen Sandven	Union representative, Tekna/NITO, Principal Engineer Fiscal metering	Kalandseidet	1962	Employee-elected	No	4478	4676	2019	2021
Terje Enes	Union representative, SAFE, Discipl Resp Maint Mech	Stavanger	1958	Employee-elected	No	4551	4713	2017	2021
Lars Olav Grøvik	Union representative, Tekna, Advisor Petech	Bergen	1961	Employee-elected	No	7814	8121	2017	2021
Frode Mikkelsen	Union representative, Industri Energi	Hauglandshella	1957	Employee-elected	No	707	872	2019	2021
Per Helge Ødegård	Union representative, Lederne, Discipl resp operation process	Porsgrunn	1963	Employee-elected, observer	No	1298	1463	1994	2021
Peter B. Sabel	Union representative, Tekna/NITO, Project Leader Geophysics	Hafrsfjord	1968	Employee-elected, observer	No	0	0	2019	2021
Anne Kristi Horneland	Union representative, Industri Energi, employee representative RIR	Hafrsfjord	1956	Employee-elected, observer	No	7355	7608	2006	2021
Total						34,780	36,479		

An election of shareholder-elected members of the corporate assembly was held 14 May 2020. As of 15 May 2020, Kjerstin Fyllingen (previous deputy), Kjerstin Rasmussen Braathen, Mari Rege and Brynjar Kristian Forbergskog were elected as new members of the corporate assembly, while Knut Nesse and Trond Straume were elected as new deputy members. Siri Kalvig, Rune Bjerke, Ingvald Strømmen, Birgitte Ringstad Vartdal and Marit Hansen (deputy member) left the corporate assembly as of the same date.

The duties of the corporate assembly are defined in section 6-37 of the Norwegian Public Limited Liability Companies Act. The corporate assembly elects the board of directors and the chair of the board and can vote separately on each nominated candidate. Its responsibilities also include overseeing the board and the CEO's management of the company, making decisions on investments of considerable magnitude in relation to the company's resources, and making decisions involving the rationalisation or reorganisation of operations that will entail major changes in or reallocation of the workforce.

Equinor's corporate assembly held four ordinary meetings in 2020. The chair of the board and the CEO participated in all four meetings. The meeting in November 2020 was the first corporate assembly meeting with Anders Opedal as CEO. Other members of management were also present at the meetings.

The procedure for the work of the corporate assembly, as well as an updated overview of its members, is available at www.equinor.com/corporateassembly.

Board of directors

Pursuant to Equinor's articles of association, the board of directors consists of between 9 and 11 members elected by the corporate assembly. The chair and the deputy chair of the board are also elected by the corporate assembly. At present, Equinor's board of directors consists of 11 members. As required by Norwegian company law, the company's employees are represented by three board members.

The employee-elected board members, but not the shareholder-elected board members, have three deputy members who attend board meetings in the event an employee-elected member of the board is unable to attend. The management is not represented on the board of directors. Members of the board are elected for a term of up to two years, normally for one year at a time. There are no board member service contracts that provide for benefits upon termination of office.

The board considers its composition to be competent with respect to the expertise, capacity and diversity appropriate to attend to the company's strategy, goals, main challenges, and the common interest of all shareholders. The board members have experience from oil, gas, renewables, shipping, telecom, politics and climate policy. The board also deems its composition to consist of individuals who are willing and able to work as a team, resulting in an efficient and collegiate board. At least one board member qualifies as an "audit committee financial expert", as defined in the SEC rules. The board has determined that, in its judgment, all the shareholder representatives on the board are considered independent. Seven board members are men, four board members are women and three board members are non-Norwegians resident outside of Norway.

The board held eight ordinary board meetings and nine extraordinary meetings in 2020. The high number of extraordinary meetings was mostly due to the Covid-19 situation. Average attendance at these board meetings was 98.93%.

Further information about the members of the board and its committees, including information about expertise, experience, other directorships, independence, share ownership and loans, follows and is available on our website at www.equinor.com/board.

Members of the board of directors as of 31 December 2020:



Jon Erik Reinhardsen
Born: 1956
Position: Shareholder-elected chair of the board and chair of the board's compensation and executive development committee.

Term of office: Chair of the board of Equinor ASA since 1 September 2017. Up for election in 2021.
Independent: Yes
Other directorships: Member of the board of directors of Oceaneering International, Inc., Telenor ASA and Awilhelmsen AS.
Number of shares in Equinor ASA as of 31 December 2020: 4,584
Loans from Equinor: None
Experience: Reinhardsen was the Chief Executive Officer of Petroleum Geo-Services (PGS) from 2008 - August 2017. PGS delivers global geophysical- and reservoir services. In the period 2005 - 2008 Reinhardsen was President Growth, Primary Products in the international aluminium company Alcoa Inc. with headquarters in the US, and he was in this period based in New York. From 1983 to 2005, Reinhardsen held various positions in the Aker Kværner group, including Group Executive Vice President of Aker Kværner ASA, Deputy Chief Executive Officer and Executive Vice President of Aker Kværner Oil & Gas AS in Houston and Executive Vice President in Aker Maritime ASA.
Education: Master's degree in Applied Mathematics and Geophysics from the University of Bergen. He has also attended the International Executive Program at the Institute for Management Development (IMD) in Lausanne, Switzerland.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2020, Reinhardsen participated in eight ordinary board meetings, nine extraordinary board meetings, six meetings of the compensation and executive development committee and three ordinary and one extraordinary meeting of the audit committee. Reinhardsen is a Norwegian citizen and resident in Norway.



Jeroen van der Veer
Born: 1947
Position: Shareholder-elected deputy chair of the board, chair of the board's audit committee and member of the board's safety, sustainability and ethics committee.

Term of office: Deputy chair of the board of Equinor ASA since 1 July 2019 and member since 18 March 2016. Up for election in 2021.
Independent: Yes
Other directorships: Chair of the Supervisory Boards of Royal Philips and Royal Boskalis Westminster NV, chair of the Supervisory Council of Technical University of Delft and member of the boards of Platform Talent voor Technologie and Prorsum AG.
Number of shares in Equinor ASA as of 31 December 2020: 6,000
Loans from Equinor: None
Experience: After he retired in 2009 van der Veer continued with the international oil and gas company Royal Dutch Shell Plc (Shell) as a non-executive director on the board until 2013. He was the Chief Executive Officer of Shell in the period 2004 - 2009. He started to work for Shell in 1971 and has experience within all sectors of the business and has significant competence within corporate governance.
Education: Degree in Mechanical Engineering (MSc) from Delft University of Technology, Netherlands and a degree in Economics (MSc) from Erasmus University, Rotterdam, Netherlands. Since 2005 he holds an honorary doctorate from the University of Port Harcourt, Nigeria.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2020 van der Veer participated in eight ordinary board meetings, nine extraordinary board meetings, six ordinary and five extraordinary meetings of the audit committee and four ordinary and two extraordinary meetings of the safety, sustainability and ethics committee. van der Veer is a Dutch citizen and resident in the Netherlands.



Bjørn Tore Godal
Born: 1945
Position: Shareholder-elected member of the board, the board's compensation and executive development committee and the board's safety, sustainability and ethics committee.

Term of office: Member of the board of Equinor ASA since 1 September 2010. Up for election in 2021.
Independent: Yes
Other directorships: None
Number of shares in Equinor ASA as of 31 December 2020: None
Loans from Equinor: None
Experience: From 2014 - 2016, Godal led a government-appointed committee responsible for the evaluation of the civil and military contribution from Norway in Afghanistan in the period 2001 - 2014. From 2007 - 2010, he was Special Adviser for international energy and climate issues at the Ministry of Foreign Affairs. From 2003 - 2007, he was Norway's ambassador to Germany and from 2002 - 2003 he was senior adviser at the Department of Political Science at the University of Oslo. Godal was a member of the Norwegian parliament for 15 years during the period 1986 - 2001. At various times he served as Minister for Trade and Shipping, Minister for Defence and Minister of Foreign Affairs for a total of eight years between 1991 and 2001.
Education: Bachelor of Arts degree in Political science, History and Sociology from the University of Oslo.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2020, Godal participated in eight ordinary board meetings, nine extraordinary board meetings, six meetings of the compensation and executive development committee and four ordinary and two extraordinary meetings of the safety, sustainability and ethics committee. Godal is a Norwegian citizen and resident in Norway.



Rebekka Glasser Herlofsen
Born: 1970
Position: Shareholder-elected member of the board and the board's audit committee.

Term of office: Member of the board of Equinor ASA since 19 March 2015. Up for election in 2021.
Independent: Yes
Other directorships: Chair of the Board of Norwegian Hull Club (NHC), board member of SATS ASA, Rockwool International A/S, BW Offshore ASA, Klaveness Combination Carriers ASA, Wilh. Wilhelmsen Holding ASA and Handelsbanken Norge.
Number of shares in Equinor ASA as of 31 December 2020: None
Loans from Equinor: None
Experience: Herlofsen is an independent board member and consultant. She is a Senior Advisor in Altor Private Equity AB (not full-time) and she was previously the Chief Financial Officer in Wallenius Wilhelmsen ASA, an international shipping company. Before joining Wallenius Wilhelmsen, she was the Chief Financial Officer in the shipping company Torvald Klaveness since 2012. She has broad financial and strategic experience from several corporations and board directorships. Herlofsen's professional career began in the Nordic Investment Bank, Enskilda Securities, where she worked with corporate finance from 1995 to 1999 in Oslo and London. During the next ten years Herlofsen worked in the Norwegian shipping company Bergesen d.y. ASA (later BW Group). During her period with Bergesen d.y. ASA/BW Group she held leading positions within M&A, strategy and corporate planning and was part of the group management team.
Education: MSc in Economics and Business Administration (Siviløkonom) and Certified Financial Analyst Programme (AFA) from the Norwegian School of Economics (NHH). Breakthrough Programme for Top Executives at IMD business school, Switzerland.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2020, Herlofsen participated in eight ordinary board meetings, nine extraordinary board meetings and six ordinary and five extraordinary meetings of the audit committee. Herlofsen is a Norwegian citizen and resident in Norway.



Anne Drinkwater
Born: 1956
Position: Shareholder-elected member of the board, chair of the board's safety, sustainability and ethics committee and member of the board's audit committee.

Term of office: Member of the board of Equinor ASA since 1 July 2018. Up for election in 2021.
Independent: Yes
Other directorships: Non-executive member of the board of Balfour Beatty plc.
Number of shares in Equinor ASA as of 31 December 2020: 1,100
Loans from Equinor: None
Experience: Drinkwater was employed with BP in the period 1978 - 2012, holding a number of different leadership positions in the company. In the period 2009 - 2012 she was chief executive officer of BP Canada. She has extensive international experience, including being responsible for operations in the US, Norway, Indonesia, the Middle East and Africa. Through her career Drinkwater has acquired a deep understanding of the oil and gas sector, holding both operational roles, and more distinct business responsibilities.
Education: Bachelor of Science in Applied Mathematics and Statistics, Brunel University London.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2020, Drinkwater participated in eight ordinary board meetings, eight extraordinary board meetings, six ordinary and five extraordinary meetings of the audit committee and four ordinary and two extraordinary meetings of the safety, sustainability and ethics committee. Drinkwater is a British citizen and resident in the US.



Jonathan Lewis
Born: 1961
Position: Shareholder-elected member of the board and member of the board's compensation and executive development committee and the board's safety, sustainability and ethics committee.

Term of office: Member of the board of Equinor ASA since 1 July 2018. Up for election in 2021.
Independent: Yes
Other directorships: Member of the board of Capita plc.
Number of shares in Equinor ASA as of 31 December 2020: None
Loans from Equinor: None
Experience: Lewis joined as Chief Executive Officer to Capita plc in December 2017; having previously spent 30 years working for large multi-national companies in technology-enabled industries. Lewis came to Capita plc from Amec Foster Wheeler plc, a global consulting, engineering and construction company, where he was CEO from 2016 - 2017. Prior to this, he held a number of senior leadership positions at Halliburton, where he was employed in the period 1996 - 2016. Lewis has previously held several directorships within technology and the oil and gas industry.
Education: Stanford Executive Program (SEP) from Stanford University Graduate School of Business, a PhD, Reservoir Characterisation, Geology/Sedimentology from University of Reading as well as a Bachelor of Science, Geology from Kingston University.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2020, Lewis participated in eight ordinary board meetings, eight extraordinary board meetings, six meetings of the compensation and executive development committee, four ordinary and two extraordinary meetings of the safety, sustainability and ethics committee and one meeting of the audit committee. Lewis is a British citizen and resident in the UK.



Finn Bjørn Ruyter
Born: 1964
Position: Shareholder-elected member of the board and member of the board's audit committee and the board's compensation and executive development committee.

Term of office: Member of the board of Equinor ASA since 1 July 2019. Up for election in 2021.
Independent: Yes
Other directorships: Chair of the Board of Energi Norge AS and board member of Fortum Oslo Varme AS, Sysco AS, Eidsiva Energi AS and several subsidiaries of Hafslund E-CO AS.
Number of shares in Equinor ASA as of 31 December 2020: 620
Loans from Equinor: None
Experience: Ruyter has since July 2018 been CEO of Hafslund E-CO AS. He was CEO of Hafslund ASA from January 2012, and CFO in the company from 2010 - 2011. In 2009 - 2010 he held a position as Chief Operating Officer in the Philippine hydro power company SN Aboitiz Power. In the period 1996 - 2009 he led the power trading entity and from 1999 also the energy division in Elkem. From 1991 - 1996 Ruyter worked with energy trading in Norsk Hydro.
Education: Master´s degree in Mechanical Engineering from the Norwegian University of Technology (NTNU) and an MBA from BI Norwegian School of Management.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2020, Ruyter participated in eight ordinary board meetings, nine extraordinary board meetings, six ordinary and five extraordinary meetings of the audit committee and six meetings of the compensation and executive development committee. Ruyter is a Norwegian citizen and resident in Norway.



Tove Andersen
Born: 1970
Position: Shareholder-elected member of the board and the board's compensation and executive development committee.

Term of office: Member of the board of Equinor ASA since 1 July 2020. Up for election in 2021.
Independent: Yes
Other directorships: Member of the board of Borregaard ASA.
Number of shares in Equinor ASA as of 31 December 2020: None
Loans from Equinor: None
Experience: Andersen is Executive Vice President for Europe in Yara International ASA. Since 2018 she has been Executive Vice President, Production, in Yara. From 2016 - 2018 she held the position as Executive Vice President, Supply Chain, in Yara and has previously had several management roles within Yara and Norsk Hydro/Yara. She started in Norsk Hydro in 1997. She has extensive international industrial experience, and she has broad board experience.
Education: Master of Science (Sivilingeniør) from Norwegian Institute of Technology (NTNU) and a Master of Business Administration from the Norwegian Business School.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2020, Andersen participated in four ordinary board meetings, three extraordinary board meetings and two meetings of the compensation and executive development committee. Andersen is a Norwegian citizen and resident in Norway.



Per Martin Labråten
Born: 1961
Position: Employee-elected member of the board and member of the board's safety, sustainability and ethics committee.

Term of office: Member of the board of Equinor ASA since 8 June 2017. Up for election in 2021.
Independent: No
Other directorships: Labråten is a member of the executive committee of the Industry Energy (IE) trade union and holds a number of positions as a result of this.
Number of shares in Equinor ASA as of 31 December 2020: 2,362
Loans from Equinor: None
Experience: Labråten is now a full-time employee representative as the leader of IE Equinor branch. He has previously worked as a process technician at the petrochemical plant on Oseberg field in the North Sea.
Education: Labråten has a craft certificate as a process/chemistry worker.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2020, Labråten participated in eight ordinary board meetings, nine extraordinary board meetings and four ordinary and one extraordinary meeting of the safety, sustainability and ethics committee. Labråten is a Norwegian citizen and resident in Norway.



Hilde Møllerstad
Born: 1966
Position: Employee-elected member of the board and member of the board's audit committee.

Term of office: Member of the board of Equinor ASA since 1 July 2019. Up for election in 2021.
Independent: No
Other directorships: Chair of Tekna's ethical board and board member of Tekna Private Nomination Committee.
Number of shares held in Equinor ASA as of 31 December 2020: 8,485
Loans from Equinor: None
Experience: Møllerstad has been employed by Equinor since 1991 and works within petroleum technology discipline in Development & Production International. Møllerstad has been a member of the Corporate Assembly in Equinor from 2013 - 2019 and was a board member of Tekna Private from 2012 - 2017 and she has had several trust offices in Tekna Equinor since 1993.
Education: Chartered engineer from Norwegian University of Science and Technology (NTNU) and Project Management Essential (PME) from Norwegian Business School BI/ Norwegian University of Science and Technology (BI/NTNU).
Familiy relations: No family relationships to other board members, members of the corporate executive committee or the corporate assembly.
Other matters: In 2020 Møllerstad participated in eight ordinary board meetings, nine extraordinary board meetings and six ordinary and five extraordinary meetings of the audit committee. Møllerstad is a Norwegian citizen and resident in Norway.



Stig Lægreid
Born: 1963
Position: Employee-elected member of the board and member of the board's safety, sustainability and ethics committee.

Term of office: Member of the board of Equinor ASA since 1 July 2013. Up for election in 2021.
Independent: No
Other directorships: None
Number of shares held in Equinor ASA as of 31 December 2020: 1,995
Loans from Equinor: None
Experience: Lægreid is now a full-time employee representative as the leader of NITO, Equinor. He has been occupied as weight estimator for platform design from 2005 and prior to this as project engineer and constructor for production of primary metals. Employed in ÅSV and Norsk Hydro since 1985.
Education: Bachelor's Degree, Mechanical Construction from Oslo college of engineering (OIH).
Family relations: No family relationships to other board members, members of the corporate executive committee or the corporate assembly.
Other matters: In 2020, Lægreid participated in eight ordinary board meetings, nine extraordinary board meetings and four ordinary and two extraordinary meetings of the safety, sustainability and ethics committee. Lægreid is a Norwegian citizen and resident in Norway.

The most recent changes to the composition of the board of directors was the corporate assembly's election in June where Tove Andersen replaced Wenche Agerup with effect from 1 July 2020.

Management

The president and CEO has the overall responsibility for day-to-day operations in Equinor and appoints the corporate executive committee (CEC). The president and CEO is responsible for developing Equinor's business strategy and presenting it to the board of directors for its decision; for the execution of the business strategy and for cultivating a performance-driven, values-based culture.

Members of the CEC have a collective duty to safeguard and promote Equinor's corporate interests and to provide the president and CEO with the best possible basis for deciding the company's direction, making decisions and executing and following up business activities. In addition, each of the CEC members is head of a separate business area or staff function.

Changes in corporate structure and management team
Following the appointment of new CEO, Anders Opedal, from 2 November 2020, he announced on 16 November 2020 changes to the corporate structure and management team that will apply from 1 January and 1 June 2021.

Equinor is developing as a broad energy company. The changes in corporate structure and management team will support improved value creation form our oil and gas portfolio, accelerated profitable growth within renewables and the development of low carbon solutions.

From 1 January 2021 the following changes have been made:
- Kjetil Hove, EVP Development & Production Norway (DPN)
- Al Cook, EVP Development & Production International (DPI) – from the same date, the previous business areas Development & Production Brazil (DPB) and Global Strategy & Development (GSB) became part of DPI
- Arne Sigve Nylund, EVP Technology, Projects and Drilling (TPD)
- Margareth Øvrum, previous EVP for DPB, retired 31 December 2020
- Geir Tungesvik, who had been acting EVP for TPD returned to his previous role
- Torgrim Reitan, previous EVP for DPI took on a new position in Equinor

For further information on changes to the corporate structure and management team from June 2021, see our website at Changes in Equinor's corporate structure and Corporate Executive Committee - equinor.com

Members of Equinor's corporate executive committee as of 31 December 2020:



Anders Opedal
Born: 1968
Position: President and Chief Executive Officer (CEO) since 2 November 2020

External offices: None
Numbers of shares in Equinor ASA as of 31 December 2020: 32,525
Loans from Equinor: None
Experience; Opedal joined Equinor in 1997. From 2018 -2020 he held the position as Executive Vice President Technology, Projects and Drilling. From August to October 2018, he was Executive Vice President for Development, Production Brazil and prior to this Senior Vice President for Development, Production International Brazil. He also held the position as Equinor's Chief Operating Officer. In 2011 he took on the role as Senior Vice President in Technology, Projects and Drilling; where he was responsible for Equinor's NOK 300 billion project portfolio. From 2007 - 2010 he served as Chief Procurement Officer. He has held a range of technical, operational and leadership positions in the company and started as a petroleum engineer in the Statfjord operations. Prior to Equinor Opedal worked for Schlumberger and Baker Hughes.
Education: MBA from Heriot-Watt University and master's degree in Engineering (sivilingeniør) from the Norwegian Institute of Technology (NTH) in Trondheim.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Opedal is a Norwegian citizen and resident in Norway.



Eldar Sætre
Born: 1956
Position: Executive Vice President since 2 November 2020

External offices: Member of the board of Strømberg Gruppen AS and Trucknor AS.
Number of shares in Equinor ASA as of 31 December 2020: 96,218
Loans from Equinor: None
Experience: Sætre joined Equinor in 1980 and retired 1 March 2021. He was appointed President and Chief Executive Officer (CEO) on 15 October 2014 and served in that capacity until 2 November 2020. He held the position of Executive Vice President for Marketing, processing & renewable energy from 2011 - 2014. From 2003 - 2011 he held the position as Executive Vice President and CFO.
Education: MA in business economics from the Norwegian School of Economics and Business Administration (NHH) in Bergen.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Sætre is a Norwegian citizen and resident in Norway.



Svein Skeie
Born: 1967
Position: Acting executive vice president and chief financial officer (CFO) since 1 November 2020.

External offices: None
Number of shares in Equinor ASA as of 31 December 2020: 41,514
Loans from Equinor: None
Experience: Skeie joined Equinor in 1996. His previous position was Senior Vice President for performance management and control. Skeie has held several leadership positions within finance, business development and economic analysis, including as Senior Vice President for finance, and Vice President for international business development, project execution and economic analysis.
Education: Master's degree in agronomy from the Norwegian University of Life Sciences (NMBU) and a higher degree (høyere avdeling) in finance from Norwegian School of Economics (NHH).
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Skeie is a Norwegian citizen and resident in Norway.



Jannicke Nilsson
Born: 1965
Position: Executive vice president and chief operating officer (COO) since 1 December 2016

External offices: Member of the board of Odfjell SE and Jotun A/S
Number of shares in Equinor ASA as of 31 December 2020: 53,018
Loans from Equinor: None
Experience: Nilsson joined Equinor in 1999 and has held a number of central management positions within Upstream Operations Norway, including Senior Vice President for Technical Excellence in Technology, Projects & Drilling, Senior Vice President for Operations North Sea, Vice President for Modifications and Project Portfolio Bergen and Platform Manager at Oseberg South. In August 2013 she was appointed Programme Leader for the Equinor Technical Efficiency Programme (STEP), responsible for a project portfolio delivering yearly efficiency gains of USD 3.2 billion from 2016 and increased to USD 4,5 billion in 2017. Established the Digital Centre of Excellence in 2017 as part of COO to drive Equinor digital transformation to deliver tangible performance within always safe, high value and low carbon.
Education: MSc in cybernetics and process automation and a BSc in automation from the Rogaland Regional College/University of Stavanger.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Nilsson is a Norwegian citizen and resident in Norway.



Margareth Øvrum
Born: 1958
Position: Executive vice president Development & Production Brazil (DPB) of since October 2018

External offices: Member of the board of FMC Corporation (USA).
Number of shares in Equinor ASA as of 31 December 2020: 78,286
Loans from Equinor: None
Experience: Øvrum joined Equinor in 1982 and retired 31 December 2020. Her most recent position was Executive Vice President for Technology, Projects, and Drilling (TPD), which she held from September 2011. She joined the Corporate Executive Committee in 2004. She has held central management positions in the company, including the position of Executive Vice President for Health, Safety and the Environment, Executive Vice President for Technology & Projects and Executive Vice President for Technology and New Energy. She was the company's first female platform manager, on the Gullfaks field. She was Senior Vice President for operations for Veslefrikk and Vice President of Operations Support for the Norwegian continental shelf.
Education: Master's degree in engineering (sivilingeniør) from the Norwegian Institute of Technology (NTH), specialising in technical physics.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Øvrum is a Norwegian citizen and resident in Norway.



Torgrim Reitan
Born: 1969
Position: Executive vice president Development & Production International (DPI) since 17 August 2018

External offices: None
Number of shares in Equinor ASA as of 31 December 2020: 55,766
Loans from Equinor: None
Experience: Reitan joined Equinor in 1995. From 2015 - 2018 Reitan held the position as Executive Vice President of Development and Production USA (DPUSA). Prior to this role, he held the position as Executive Vice President and Chief Financial Officer (CFO) of Equinor. He has held several management positions in Equinor, including in 2009 - 2010 Senior Vice President (SVP) in trading and operations in the Natural Gas business area, in 2007 - 2009 SVP in Performance Management and Analysis and in 2005 - 2007 SVP in Performance Management, Tax and M&A. From 1995 -2004 he held various positions in the Natural Gas business area and corporate functions in Equinor.
Education: Master of science degree from the Norwegian School of Economics and Business Administration (Siviløkonom).
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Reitan is a Norwegian citizen and resident in Norway



Arne Sigve Nylund
Born: 1960
Position: Executive vice president Development & Production Norway (DPN) since 1 January 2014

External offices: None
Number of shares in Equinor ASA as of 31 December 2020: 25,345
Loans from Equinor: None
Experience: Nylund joined Equinor in 1987. He has held several central management positions in Equinor. Before he started in Equinor Nylund was employed with Mobil Exploration Inc.
Education: Mechanical Engineer from Stavanger College of Engineering with further qualifications in operational technology from Rogaland Regional College/University of Stavanger (UiS). Business graduate of the Norwegian School of Business and Management (NHH).
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Nylund is a Norwegian citizen and resident in Norway.



Tore Løseth
Born: 1971
Position: Executive vice president Exploration (EXP) since 1 June 2020

External offices: None
Number of shares in Equnor ASA as of 31 December 2020: 12,969
Loans from Equinor: None
Experience: Løseth joined Equinor in 2001 and has held several management positions in the company, including the positions of Senior Vice President for Exploration in the Gulf of Mexico and International Onshore.
Education: PhD degree in Geology from the University of Bergen.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Løseth is a Norwegian citizen and resident in Norway. .



Al Cook
Born: 1975
Position: Executive vice president Global Strategy & Business Development (GSB) since 1 May 2018

External offices: Member of the board of The Power of Nutrition
Number of shares in Equinor ASA as of 31 December 2020: 3,057
Loans from Equinor: None
Experience: Cook joined Equinor in 2016 as senior vice president in Development & Production International, overseeing operations in Angola, Argentina, Azerbaijan, Libya, Nigeria, Russia and Venezuela. He joined from BP, where he was Chief of Staff to the CEO. From 2009 - 2014 Cook led the development of the Southern Gas Corridor from Azerbaijan to Europe. From 2005 - 2009 he led exploration and project developments in Vietnam and acted as President for BP Vietnam. He worked in field operations in the North Sea from 2002 - 2005, becoming Offshore Installation Manager on the Cleeton platform. Cook joined BP in 1996, initially working in commercial, project and exploration roles.
Education: MA in Natural Sciences from St. John's College, Cambridge University and International Executive Programme at INSEAD.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Cook is a British citizen and resident in the UK.



Irene Rummelhoff
Born: 1967
Position: Executive vice president Marketing, Midstream & Processing (MMP) since 17 August 2018

External offices: Deputy chair of the board of directors of Norsk Hydro ASA.
Number of shares in Equinor ASA as of 31 December 2020: 40,043
Loans from Equinor: None
Experience: Rummelhoff joined Equinor in 1991. She has held a number of management positions within international business development, exploration, and the downstream business in Equinor. Her most recent position, which she held from June 2015, was as Executive Vice President New Energy Solutions (NES).
Education: Master's degree in Petroleum Geosciences from the Norwegian Institute of Technology (NTH).
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Rummelhoff is a Norwegian citizen and resident in Norway.



Pål Eitrheim
Born: 1971
Position: Executive vice president New Energy Solutions (NES) since 17 August 2018

External offices: None
Number of shares in Equinor ASA as of 31 December 2020: 16,687
Loans from Equinor: None
Experience: Eitrheim joined Equinor in 1998. He has held a range of leadership positions in Equinor in Azerbaijan, Washington DC, the CEO office, corporate strategy and Brazil. In 2017-2018 he was Chief Procurement Officer. Between 2014 - 2017 he led Equinor's upstream business in Brazil. In 2013 Eitrheim led the Secretariat for the investigation into the terrorist attack on the In Amenas gas processing facility in Algeria.
Education: Master's degree in Comparative Politics from the University of Bergen, Norway and University College Dublin, Ireland.
Family relations: No family relations to other members of the corporate executive committee, the board of directors or the corporate assembly.
Other matters: Eitrheim is a Norwegian citizen and resident in Norway.



Geir Tungesvik
Born: 1961
Position: Executive vice president Technology, Projects and Drilling (TPD) since 10 August 2020

External offices: None
Number of shares in Equinor ASA: 25,364 (as of 31 December 2020)
Loans from Equinor ASA: None
Experience: Geir Tungesvik joined Equinor in 1985. He comes from the position as Senior Vice President Project Development. Previously he has held central management positions in the company including the position as Senior Vice President for Drilling and Well, Vice President for exploration drilling, Vice President for Grane production field and Vice President for health, safety and environment in Exploration.
Education: Master of Science degree in petroleum from the University of Stavanger (UIS) and Master's degree in strategic management from the Norwegian Business School (BI).
Family relations: No family relations to other members of the Corporate Executive Committee, members of the Board or the Corporate Assembly.
Other matters: Tungesvik is a Norwegian citizen and resident in Norway.

As part of its general loan arrangement for Equinor employees, Equinor has granted loans to Equinor-employed spouses of certain members of the corporate executive committee. Permanent employees in certain specified employee categories may take out a car loan from Equinor in accordance with standardised provisions set by the company. The standard maximum car loan is limited to the cost of the car, including registration fees, but not exceeding NOK 300,000. Employees outside the collective labour area are entitled to a car loan up to NOK 575,000 (vice presidents and senior vice presidents) or NOK 475,000 (other positions). The car loan is interest-free, but the tax value, "interest advantage", must be reported as salary. Permanent employees of Equinor ASA may also apply for a consumer loan up to NOK 350,000. The interest rate on consumer loans corresponds to the standard rate in effect at any time for "reasonable loans" from employer as decided by the Norwegian Ministry of Finance, i.e. the lowest rate an employer may offer without triggering taxation of the benefit for the employee.

Deviations from the Code of Practice: None

3.9 The work of the board of directors

The board is responsible for managing the Equinor group and for monitoring day-to-day management and the group's business activities. This means that the board is responsible for establishing control systems and for ensuring that Equinor operates in compliance with laws and regulations, with our values as stated in The Equinor Book and the Code of Conduct, as well as in accordance with the owners' expectations of good corporate governance. The board emphasises the safeguarding of the interests of all shareholders, but also the interests of Equinor's other stakeholders.

The board handles matters of major importance, or of an extraordinary nature, and may require the management to present other matters. An important task of the board is to appoint the chief executive officer (CEO) and stipulate their job instructions and terms and conditions of employment.

The board has adopted a generic annual plan for its work which is revised with regular intervals. Recurring items on the board's annual plan are: security, safety, sustainability and climate, corporate strategy, business plans, targets, quarterly and annual results, annual reporting, ethics, management's monthly performance reporting, management compensation issues, CEO and top management leadership assessment and succession planning, project status review, people and organisation strategy and priorities, two yearly discussions of main risks and risk issues and an annual review of the board's governing documentation.

Climate-related upside and downside risks, and Equinors strategic response to these are discussed frequently by the board. In 2020, the board discussed climate change and the energy transition in most of the ordinary board meetings either as integral parts of strategy and investment discussions or as separate topics.

In January 2020, as part of establishing a new climate roadmap for Equinor, the board participated in a workshop which included climate risk training. In December, as part of Equinor's strategy for significant growth within renewables, the board participated in the first of two planned offshore wind deep dives. In the beginning of each board meeting, the CEO meets separately with the board to discuss key matters in the company. At the end of all board meetings, the board has a closed session with only board members attending the discussions and evaluating the meeting. The CEO, the CFO, the COO, the senior vice president for communication, the general counsel and the company secretary attend all board meetings. Other members of the executive committee and senior management attend board meetings by invitation in connection with specific matters.

An induction programme with key members of the management is arranged for new board members. They receive an introduction to Equinor's business and relevant information about the company and the board's work.

The board conducts an annual self-evaluation of its own work and competence, with input from various sources, which generally is externally facilitated. In the annual board evaluation for 2020, climate change capabilities and knowledge were included as key components. The evaluation report is discussed in a board meeting and is made available to the nomination committee and normally also discussed in a meeting between the chair of the board and the nomination committee as input to the committee's work.

The entire board, or part of it, regularly visits several Equinor locations in Norway and globally, and a longer board trip for all board members to an international location is made at least every two years. When visiting Equinor locations globally, the board emphasises the importance of improving its insight into, and knowledge about, safety and security in Equinor's operations, Equinor's technical and commercial activities as well as the company's local organisations. In 2020, the board's visits were cancelled due to the Covid-19 situation.

Requirements for board members
Under our Code of Conduct, which is approved by the board, and which applies to both management, employees and board members, individuals must behave impartially in all business dealings and not give other companies, organisations or individuals improper advantages.

The work of the board is based on rules of procedure that describe the board's responsibilities, duties and administrative procedures. They also describe the CEO's duties and duties vis-à-vis the board of directors.

Further, they state that members of the board and the CEO may not participate in any discussion or decision of issues which are of special personal importance or special financial interest to them, or to any closely-related party. Each board member and the CEO are individually responsible for ensuring that they are not disqualified from discussing any particular matter. Members of the board are obliged to disclose any interests they or their closely-related parties may have in the outcome of a particular issue. The board must approve any agreement between the company and a member of the board or the CEO. The board must also approve any agreement between the company and a third party in which a member of the board or the CEO may have a special interest. Each member of the board shall also continually assess whether there are circumstances which could undermine the general confidence in his or her independence. It is incumbent on each board member to be especially vigilant when making such assessments in connection with the board's handling of transactions, investments and strategic decisions. The board member shall immediately notify the chair of the board if such circumstances are present or arise and the chair of the board will determine how the matter will be dealt with. The board's rules of procedure are available on our website at www.equinor.com/board.

The board of directors' committees

Equinor's board has established three committees: the audit committee; the compensation and executive development committee; and the safety, sustainability and ethics committee. The committees prepare items for consideration by the board and their authority is limited to making such recommendations. The committees consist entirely of board members and answer to the board alone for the performance of their duties. Minutes of the committee meetings are sent to the whole board, and the chair of each committee regularly informs the board at board meetings about the committees' work. The composition and work of the committees are further described below.

Audit committee

The audit committee acts as a preparatory body for the board and assists in matters related to financial reporting, the effectiveness of the company's internal control system, and other tasks assigned to it in accordance with the instructions for the audit committee.

The audit committee is instructed to assist the board in its supervising of matters such as:
• Approving the internal audit plan on behalf of the board of directors.
• Monitoring the financial reporting process, including oil and gas reserves, fraudulent issues and reviewing the implementation of accounting principles and policies.
• Monitoring the effectiveness of the company's internal control, internal audit and risk management systems.
• Maintaining continuous contact with the external auditor regarding the annual and consolidated accounts.
• Reviewing and monitoring the independence of the company's internal auditor and the independence of the external auditor, reference is made to the Norwegian Auditors Act section 4, and, in particular, to whether services other than audits provided by the external auditor or the audit firm are a threat to the external auditor's independence.

The audit committee supervises implementation of and compliance with Equinor's Code of Conduct and supervises compliance activities relating to corruption related to financial matters, as further described below. The audit committee also supervises implementation of and compliance with Equinor's Global Tax Strategy.

Under Norwegian law, the external auditor is appointed by the shareholders at the annual general meeting based on a

proposal from the corporate assembly. The audit committee issues a statement to the annual general meeting relating to the proposal.

The audit committee meets at least five times a year, and both the board and the board's audit committee hold meetings with the internal auditor and the external auditor on a regular basis without the company's management being present.

The audit committee is also responsible for:
• Reviewing the scope of the audit and the nature of any non-audit services provided by external auditors.
• Ensuring that the company has procedures in place for receiving and dealing with complaints received by the company regarding accounting, internal control or auditing matters.
• Procedures for the confidential and anonymous submission by company employees, via the group's ethics helpline, of concerns regarding accounting or auditing matters, as well as other matters regarded as being in breach of the group's Code of Conduct, a material violation of an applicable US federal or state securities law, a material breach of fiduciary duties or a similar material violation of any other US or Norwegian statutory provision.

The audit committee is designated as the company's qualified legal compliance committee for the purposes of Part 205 in Title 17 of the US Code of Federal Regulations.

In the execution of its tasks, the audit committee may examine all activities and circumstances relating to the operations of the company. In this regard, the audit committee may request the CEO or any other employee to grant it access to information, facilities and personnel and such assistance as needed. The audit committee is authorised to carry out or instigate such investigations as it deems necessary in order to execute its tasks and it may use the company's internal audit and investigation unit, the external auditor or other external advice and assistance. The costs of such work will be covered by the company.

The audit committee is only responsible to the board for the execution of its tasks. The work of the audit committee in no way alters the responsibility of the board and its individual members, and the board retains full responsibility for the audit committee's tasks.

Corporate Audit reports administratively to the president and CEO and functionally to the chair of the audit committee.

The board elects at least three of its members to serve on the audit committee and appoints one of them to act as chair. The employee-elected members of the board may nominate one member to the audit committee.

At year-end 2020, the audit committee members were Jeroen van der Veer (chair), Rebekka Glasser Herlofsen, Anne Drinkwater, Finn Bjørn Ruyter and Hilde Møllerstad (employee-elected board member).

The board of directors has determined that a member of the audit committee, Jeroen van der Veer, qualifies as an "audit committee financial expert", as defined in the SEC rules. The board of directors has also concluded that Jeroen van der Veer, Rebekka Glasser Herlofsen, Anne Drinkwater and Finn Bjørn Ruyter are independent within the meaning of Rule 10A-3 under the Securities Exchange Act.

The CFO, the general counsel, the senior vice president for Accounting and Financial Compliance and the senior vice president for Corporate Audit, as well as representatives from the external auditor participate in the audit committee meetings.

The audit committee held six regular meetings and five extraordinary meeting in 2020 and attendance was 100%.

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/auditcommittee.

Compensation and executive development committee

The compensation and executive development committee acts as a preparatory body for the board and assists in matters relating to management compensation and leadership development. The main responsibilities of the compensation and executive development committee are:

- To make recommendations to the board in all matters relating to principles and the framework for executive rewards, remuneration strategies and concepts, the CEO's contract and terms of employment, and leadership development, assessments and succession planning.
- To be informed about and advise the company's management in its work on Equinor's remuneration strategy for senior executives and in drawing up appropriate remuneration policies for senior executives.
- To review Equinor's remuneration policies in order to safeguard the owners' long-term interests.

In order to better reflect Equinor's strategy and the energy transition, the instructions for the committee were updated in 2020 to include climate and energy transition related goals as part of the remuneration policies.

The committee consists of up to five board members. At year-end 2020, the committee members were Jon Erik Reinhardsen (chair), Bjørn Tore Godal, Jonathan Lewis, Finn Bjørn Ruyter and Tove Andersen. All the committee members are non-executive directors and deemed independent.

The senior vice president People and Leadership participates in the compensation and executive development committee meetings.

The committee held six meetings in 2020 and attendance was 96,67%.

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/compensationcommittee.

Safety, sustainability and ethics committee

The safety, sustainability and ethics committee assists the board in its supervision of the company's safety, security, sustainability, climate and ethics policies, systems and principles with the exception of aspects related to "financial matters". This includes quarterly reviews of risk issues and performance, including climate-related risks and performance, and an annual review of the sustainability report.

In its business activities, Equinor is committed to comply with applicable laws and regulations and to act in an ethical, environmental, safe and socially responsible manner. The committee support our commitment in this regard.

Establishing and maintaining this committee is intended to ensure that the board has a strong focus on and knowledge of these complex, important and constantly evolving areas of safety, security, sustainability, climate and ethics.

At year-end 2020, the safety, sustainability and ethics committee members were Anne Drinkwater (chair), Jeroen van der Veer, Bjørn Tore Godal, Jonathan Lewis, Stig Lægreid (employee-elected board member) and Per Martin Labråten (employee-elected board member).

The senior vice president Safety, the general counsel, the chief operating officer, the senior vice president Corporate Sustainability, the senior vice president Corporate Audit and the chief compliance officer participate in the safety, sustainability and ethics committee meetings.

The committee held four regular meetings and two extraordinary meetings in 2020 and attendance was 97%.

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/ssecommittee.

Deviations from the Code of Practice: None

3.10 Risk management and internal control

Risk management

The board focuses on ensuring adequate control of the company's internal control and overall risk management. Two times a year, the board is presented with and discusses the main risks and risk issues Equinor is facing, based on enterprise risk management. The board is also provided with the main risks related to cases for investment decisions. The board's audit committee assists the board and acts as a preparatory body in connection with monitoring of the company's internal control, internal audit and risk management systems. The board's safety, sustainability and ethics committee monitors and assesses safety, sustainability and climate-related risks which are relevant for Equinor's operations and both committees report regularly to the full board.

Equinor manages risk to make sure that operations are safe and in compliance with requirements. Our overall risk management approach includes continuously assessing and managing risks related to our activities in order to support the achievement of our principal objectives, i.e. value creation and avoiding incidents.

The company has a separate corporate risk committee chaired by the chief financial officer. The committee meets around four to six times a year to give advice and make recommendations on Equinor's enterprise risk management. Further information about the company's risk management is presented in section 2.12 of the form 20-F Risk review.

All risks are related to Equinor's activities in the value chain - from access, maturing, project execution and operations to market. In addition to the financial impact these risks could have on Equinor's cash flows, we have also implemented procedures and systems to reduce safety, security and business integrity incidents (such as fraud and corruption), as well as any reputation impact resulting from human rights, labour standards and transparency issues. Most of the risks are managed by principal business area line managers. Some operational risks are insured by the captive insurance company, which operates in the Norwegian and international insurance markets.

Controls and procedures

This section describes controls and procedures relating to our financial reporting.

Evaluation of disclosure controls and procedures

The management of Equinor, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by the Form 20-F. Based on that evaluation, the chief executive officer and chief financial officer have concluded that as a result of the material weaknesses in our internal control over financial reporting described below, as of 31 December 2020, our disclosure controls and procedures were not effective.

In designing and evaluating our disclosure controls and procedures, our management, with the participation of the chief executive officer and chief financial officer, recognised that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance that the desired control objectives will be achieved, and that the management must necessarily exercise judgment when evaluating possible controls and procedures. Because of the limitations inherent in all controls systems, no evaluation of controls can provide absolute assurance that all control issues and any instances of fraud in the company have been detected.

The management's report on internal control over financial reporting

The management of Equinor is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Equinor's financial statements for external

reporting purposes in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The accounting policies applied by the group also comply with IFRS as issued by the International Accounting Standards Board (IASB).

Equinor's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are only carried out in accordance with the authorisation of the management and directors of Equinor; and provide reasonable assurance regarding the prevention or timely detection of any unauthorised acquisition, use or disposition of Equinor's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.

The management of Equinor has assessed the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Equinor's internal control over financial reporting as of 31 December 2020 was not effective due to the existence of control deficiencies (a) in the operation of controls related to our management of IT user access controls that in aggregate represent a material weakness in our internal control over financial reporting and (b) in the design and operation of controls relating to sales and purchases of liquids and gas, including inventory variation, and power trading, in the Marketing, Midstream and Processing ("MMP") segment, that in aggregate represent a material weakness in our internal control over financial reporting.

Material weaknesses

IT user access controls management

IT user access controls are intended to ensure that access to financial applications and data is adequately restricted to appropriate personnel. During our assessment of internal control over financial reporting at the end of 2019, management identified a material weakness due to control deficiencies related to IT general controls over IT systems that support our financial reporting process. Specifically, control deficiencies were identified in the operation of controls related to user access controls management to appropriately segregate duties and to adequately restrict user and privileged access to financial applications, data and programs to appropriate Company personnel. The deficiencies related to insufficient controls with respect to granting access, lack of performance of review controls covering segregation of duties, sensitive and critical access.

Although remediation actions were implemented during 2020, control deficiencies remained unremediated at 31 December 2020. The ineffective controls included: (a) the annual review of user access controls covering non-user (generic) accounts impacting multiple systems, (b) the annual system security (passwords) control impacting multiple systems, (c) the periodic infrastructure access review control impacting multiple systems, (d) the annual compensating control did not include all documentation required to demonstrate accuracy and completeness and did not include IT infrastructure (database and operating systems) or non-user (generic) accounts, (e) the periodic review of critical and/or sensitive access rights and segregation of duties conflicts impacting multiple systems and (f) the end-user access controls in certain locations. The deficiencies were due to incomplete review of users, control attributes not being consistently and completely performed and/or insufficient evidence to support control performance. In addition, there were insufficient compensating controls to address the risks. Management has concluded that these control deficiencies in aggregate constitute a material weakness in IT user access controls management.

Controls relating to sales and purchases of liquid and gas, including inventory variation, and power trading in the MMP segment
Management identified a number of control deficiencies in the MMP segment. Controls relating to the pricing of sales and purchases of liquids and gas were concluded ineffective at 31 December 2020. Furthermore, there were unremediated control deficiencies in sales and purchases of liquids and gas, including inventory variation, and power trading, including deficiencies resulting from IT access controls. The ineffective controls were designed to prevent and detect material misstatements in our revenue, purchases (net of inventory variation) and related balance sheet accounts in the financial statements. The deficiencies related to the design, control execution, review and exception resolution procedures and evidence of control performance. Deficiencies were also identified in controls to verify the completeness and accuracy of data and reports and prices used in controls. Management has concluded that the control deficiencies related to sales and purchases of liquids and gas, including inventory variation, and power trading in the MMP segment in aggregate constitute a material weakness.

The deficiencies in controls described above did not result in a material misstatement to the Consolidated financial statements. However, the deficiencies in IT user access controls management, when aggregated, and the deficiencies in the MMP segment, when aggregated, each created a more than remote possibility that a material misstatement to the Consolidated financial statements would not be prevented or detected on a timely basis.

Management has analysed the material weaknesses and performed additional analysis and procedures in preparing our Consolidated financial statements. We have concluded that our Consolidated financial statements fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented. Apart from the material weaknesses described above, Equinor's management has not identified any other deficiencies that have led management to conclude that Equinor's internal control over financial reporting was not effective.

Attestation report of the registered public accounting firm
The effectiveness of internal control over financial reporting as of 31 December 2020 has been audited by Ernst & Young AS, an independent registered accounting firm that also audits the

Consolidated financial statements in this report. Their report on internal control over financial reporting expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of 31 December 2020.

Remediation plan
Our management, with the oversight of our Audit Committee, is actively undertaking remediation efforts to address the material weaknesses identified above.
During 2020 we initiated the following remedial actions to address the 2019 material weakness relating to the IT user access control management:

• Provided training to all relevant personnel to strengthen competence at the relevant levels across the organization regarding risks and internal controls. In addition, we provided targeted one-to-one coaching to all IT control performers.
• Improved the operation of controls by redesigning the IT control framework to add new controls. In addition, we have strengthened segregation of duty risk management and reduced the number of segregations of duty conflicts.
• Strengthened our coordination and monitoring activities by establishing a dedicated IT compliance team to support the control performers. We also increased the monitoring of control execution and assessed deficiencies and performed risk mitigation procedures when deficiencies were identified.

We believe that the remediation work completed to date has improved our IT user access controls management. However, the remediation plan did not, prior to 31 December 2020, sufficiently remediate the material weakness identified in 2019.

Our further remediation plans to address the material weaknesses described above include the following key actions:

IT user access controls management remedial actions

• Assess the IT user access review controls and, where applicable, clarify the control attributes and ensure operating effectiveness throughout the year.
• Increase the frequency of the existing annual review and security controls to strengthen the control framework.
• Continue improving coordination and monitoring activities related to the execution of the IT user access management controls, including further clarification of the documentation requirements.
• Continue providing targeted training and coaching of relevant personnel to strengthen competence at relevant levels.

Remedial actions related to controls over sales and purchases of liquid and gas, including inventory variation, and power trading in the MMP segment

• Improve the control design, including the assessment of the frequency of the existing annual controls and the implementation of additional preventive and automated controls.
• Conduct further training and clarify the documentation requirements, improve the deviation handling procedures and increase monitoring activities.
• Provide targeted training and coaching of relevant personnel executing controls, especially as to requirements

for review controls and for ensuring completeness and accuracy of data and reports used in these controls.

Management believes the foregoing plans will effectively remediate the deficiencies constituting the material weaknesses. However, there is no assurance as to when such remediation will be completed. As the remediation plans are or continue to be implemented, management may take additional measures or modify the plan elements described above.

Changes in internal control over financial reporting
Other than as described above, there were no significant changes in our internal control over financial reporting during the year ended 31 December 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Code of Conduct

Ethics – Equinor's approach
Equinor believes that responsible and ethical behaviour is a necessary condition for a sustainable business. Equinor's Code of Conduct is based on its values and reflects Equinor's commitment to high ethical standards in all its activities.

Our Code of Conduct
The Code of Conduct describes Equinor's code of business practice and the requirements for expected behaviour. The Code of Conduct applies to Equinor's board members, employees and hired personnel. It is divided into five main categories: The Equinor way, Respecting our people, Conducting our operations, Relating to our business partners and Working with our communities.

The Code of Conduct is approved by the board of directors.

Equinor seeks to work with others who share its commitment to ethics and compliance, and Equinor manages its risks through in-depth knowledge of suppliers, business partners and markets. Equinor expects its suppliers and business partners to comply with applicable laws, respect internationally recognised human rights and adhere to ethical standards which are consistent with Equinor's ethical requirements when working for or together with Equinor. In joint ventures and entities where Equinor does not have control, Equinor makes good faith efforts to encourage the adoption of ethics and anti-corruption policies and procedures that are consistent with its standards. Equinor will not tolerate any breaches of the Code of Conduct. Remedial measures may include termination of employment and reporting to relevant authorities.

Training and certifying the Code of Conduct
Training on the Code of Conduct is carried out to explain how the Code of Conduct applies and to describe the tools that Equinor has made available to address risk, including how to

report concerns. The Code of Conduct e-learning is mandatory for all Equinor employees and hired contractors.

Further, there are specific training on various compliance topics, including anti-corruption, anti-trust, anti-money laundering and sanctions. In 2020, many workshops were held virtually. The e-learnings on sanctions and anti-trust were updated in 2020.

All Equinor employees have to annually confirm electronically that they understand and will comply with the Code of Conduct (Code certification). The Code certification reminds the individuals of their duty to comply with Equinor's values and ethical requirements.

Anti-corruption compliance program
Equinor is against all forms of corruption including bribery, facilitation payments and trading in influence. There is a company-wide anti-corruption compliance program which implements the zero-tolerance policy. The program includes mandatory procedures designed to comply with applicable laws and regulations, as well as guidance and training on relevant topics such as gifts, hospitality and conflict of interest. A global network of compliance officers, who support the integration of ethics and anti-corruption considerations into Equinor's business activities, constitute an important part of the program.

Equinor consistently works with its partners and suppliers on ethics and anti-corruption compliance and has initiated dialogue with several partners on the risks that we jointly face and actions that can be taken to address them. There are separate compliance policies and procedures describing Equinor's management of third-party corruption risk both in operated and non-operated joint ventures, and on integrity due diligence of third parties.

Open dialogue and raising concerns
Equinor is committed to maintain an open dialogue on ethical issues. The Code of Conduct requires those who suspect a violation of the Code of Conduct or other unethical conduct to raise their concern. Employees are encouraged to discuss concerns with their leader. Equinor recognises that raising a concern is not always easy so there are several internal channels for taking concerns forward, including through People and Leadership or the ethics and compliance function in the legal department. Concerns can also be raised through the externally operated Ethics Helpline which is available 24/7 and allows for anonymous reporting and two-way communication. Equinor has a non-retaliation policy for anyone who raises an ethical or legal concern in good faith.

More information about Equinor's policies and requirements related to the Code of Conduct is available on www.equinor.com/en/about-us/ethics-and-compliance-in-equinor.html.

Deviations from the Code of Practice: None

3.11 Remuneration to the board of directors and corporate assembly

Remuneration to the board of directors

Approach to setting fees	Basis of fees	Other items
The remuneration to the board and its committees is decided by the corporate assembly, based on a recommendation from the nomination committee.	The board members have an annual, fixed remuneration, except for deputy members (only elected for employee-elected board members) who receive remuneration per meeting attended. Separate rates are set for the board's chair, deputy chair and other members. Separate rates are also adopted for the board's committees, with similar differentiation between the chair and the other members of each committee. The employee-elected members of the board receive the same remuneration as the shareholder-elected members. The board receives its remuneration by cash payment.	The board members from outside Scandinavia and outside Europe, respectively, receive separate travel allowances for each meeting attended. Remuneration for board membership is not linked to performance and no share or option programmes or similar structures are in place. Employee-elected board members may participate in variable pay, pension and benefit programs according to their location and grade in line with other employees. None of the shareholder-elected board members have a pension scheme or agreement concerning pay after termination of their office with the company. If shareholder-elected members of the board and/or companies they are associated with should take on specific assignments for Equinor in addition to their board membership, this will be disclosed to the full board.

In 2020, the total remuneration to the board, including fees for the board's three committees, was USD 780,412 (NOK 7,309,001).

Detailed information about the individual remuneration to the members of the board of directors in 2020 and their share ownership is provided in the table below.

Members of the board (figures in USD thousand except number of shares)	Total remuneration	Share ownership
Jon Erik Reinhardsen (chair of the board)	108	4,584
Jeroen van der Veer (deputy chair of the board)	96	6,000
Bjørn Tore Godal	64	0
Wenche Agerup[1]	27	
Rebekka Glasser Herlofsen	59	0
Anne Drinkwater	88	1,100
Jonathan Lewis	76	0
Finn Bjørn Ruyter	69	620
Tove Andersen[2]	27	0
Per Martin Labråten	54	2,362
Stig Lægreid	54	1,995
Hilde Møllerstad	59	8,485
Total remuneration	780	25,146

1) Member until 30 June 2020.
2) Member from 1 July 2020.

Remuneration to the corporate assembly

Approach to setting fees	Basis of fees
The remuneration to the corporate assembly is decided by the general meeting, based on a recommendation from the nomination committee	The members have an annual, fixed remuneration, except for deputy members who receive remuneration per meeting attended. Separate rates are set for the corporate assembly's chair, deputy chair and other members. The employee-elected members of the corporate assembly receive the same remuneration as the shareholder-elected members.

In 2020, the total remuneration to the corporate assembly was USD 121,055 (NOK 1,133,752).
Deviations from the Code of Practice: None

3.12 Remuneration to the corporate executive committee

In 2020, the aggregate remuneration to the corporate executive committee was USD 8,338,783. The board of directors' complete remuneration policy and report for executive personnel follows.

Only the following portions of this section 3.12 Remuneration to the corporate executive committee form part of Equinor's annual report on Form 20-F as filed with the SEC: Equinor's performance framework and the link to business strategy, long-term interests and sustainability of the company; the table summarising the main elements of Equinor executive remuneration; the description of remuneration policy for international executives, duration of contracts with executive vice presidents, mobility, localisation and relocation; the description of the threshold for variable pay and company performance modifier; the description of pension and insurance schemes and severance pay arrangements; the description regarding release of earned LTI grants and bonus shares at termination of employment, the salary and employment conditions of other employees, the recruitment policy; the description regarding execution of the remuneration policy in 2020; the table summarising the performance assessment, main objectives and KPIs for each perspective; the table summarising remuneration paid to each member of the corporate executive committee; and the description regarding share ownership, including the summary table.

Remuneration policy

The board of directors proposes the following guidelines for remuneration of Equinor' corporate executive committee to be approved by the 2021 annual general meeting, pursuant to the Norwegian Public Limited Liability Companies Act, section *6-16 a* and supplementing regulations. The policy also includes compensation to members of the board of directors and the corporate assembly employed by the company, which is explained in section 3.11 Remuneration to the board of directors and corporate assembly. The policy is subject to approval by the annual general meeting at every material change and, in any case, at least every fourth year.

Equinor's remuneration policy and terms are aligned with the company's overall strategy, values, people policy and performance-oriented framework. Our rewards and recognition for executives are designed to attract and retain the right people; people who are committed to deliver on our business strategy and able to adapt to a changing business environment. Equinor's remuneration framework contributes to the business strategy, long-term interests and sustainability of the company.

A key role for the board of directors is to ensure that executive compensation is competitive, but not market leading, in the markets where we operate. The board is committed to ensuring that executive compensation is fair and aligned with our overall remuneration philosophy and compensation levels in the company, and in line with shareholders' interests.

The remuneration policy is an integrated part of our values-based performance framework. It has been designed to:

- Contribute to the business strategy, long-term interests and sustainability of the company
- Strengthen the common interests of employees in the Equinor group and its shareholders
- Reflect the company's overall performance and financial results
- Be competitive and aligned with local markets
- Equally reward and recognise "What" we deliver and "How" we deliver
- Differentiate on the basis of responsibilities and performance

- Be acknowledged as fair, transparent, consistent and non-discriminatory
- Promote collaboration and teamwork
- Fully align with our values and HSE standards
- Promote continuous improvement and a sustainable cost level

The decision-making process
The decision-making process for implementing or changing our remuneration policy, and the determination of salaries and other remuneration for the corporate executive committee, are in accordance with the provisions of the Norwegian public limited liability companies act sections 5-6 and 6-16 a and the board's rules of procedure. The board of director's rules of procedure are available at www.equinor.com/board.

The board of directors has appointed a designated compensation and executive development committee. The compensation and executive development committee is a preparatory body for the board of directors. The committee's main objective is to assist the board of directors in its work relating to the terms of employment for Equinor's chief executive officer and the main principles and strategy for the remuneration and leadership development of our senior executives. The board of directors determines the chief executive officer's salary and other terms of employment. The committee shall prepare a proposal for new guidelines at every material change and, in any case, every fourth year and submit it to the general meeting for resolution. The guidelines shall be in force until new guidelines have been adopted by the general meeting.

The compensation and executive development committee answers to the board of Equinor ASA for the performance of its duties. The work of the committee in no way alters the responsibilities of the board of directors or the individual board members.

For further details about the roles and responsibilities of the compensation and executive development committee, please refer to the committee's instructions available at www.equinor.com/compensationcommittee.

Equinor purpose, vision and overall strategy
Equinor's purpose is turning natural resources into energy for people and progress for society, and our vision is to shape the

future of energy. We are strongly committed to creating shareholder value and with a leading role in the energy transition towards a low-carbon future.

While our strategic pillars of "always safe", "high value" and "low carbon" remain firm, we will further strengthen in the areas of a) an optimised oil & gas portfolio, b) a faster growing renewable business, c) expanding our low-carbon solutions business.

Within all areas, technology and innovation will be key accelerators to drive value and improved performance. We will use our strengths and experience within the oil & gas portfolio as a foundation for developing offshore wind at scale, establishing new value chains, and for developing new low carbon energy sources.

Equinor's performance framework and the link to business strategy, long-term interests and sustainability of the company
Our performance framework translates the company vision, values and strategy into actions and results for the company, its units, teams and every leader and employee.

Performance is evaluated in two dimensions; "What" we deliver and "How" we deliver. This is the core of our values-based performance culture and means that delivery ("what") and behaviour ("how") are equally weighted when recognising and rewarding individual performance.

"What" we deliver (business delivery) is defined through the company's performance framework "Ambition to Action", which addresses strategic objectives, key performance Indicators (KPIs) and actions across the five perspectives; Safety, Security and Sustainability, People and Organisation, Operations, Market and Finance. Generally, Equinor believes in setting ambitious targets to inspire and drive strong performance. Each year individual performance goals ("what") based on the company's "Ambition to Action" are established for the CEO and the executive vice presidents.

The board decides annually a set of strategic objectives and KPIs that will form basis for the assessment of the business delivery dimension ("What"). These KPIs and related targets for the upcoming performance year shall be disclosed in the annual

remuneration report. Examples of such KPIs are Serious Incident Frequency (SIF), CO_2 intensity for the upstream portfolio, Levelised cost of energy (LCOE), Production efficiency (PE), Production based availability (PBA), Relative Total Shareholder Return (TSR), Relative ROACE, Improvement impact etc.

Goals on "How" we deliver are based on Equinor's core values and leadership principles and address the behaviour required and expected to achieve the delivery goals. We believe in developing a strong leadership and culture recognised by our values, driving the long-term and sustainable success of the company. The CEO and the executive vice presidents have individual behaviour goals within prioritised behaviour themes such as safety and compliance, empowerment, diversity and inclusion, collaboration and sustainability and climate.

Performance evaluation is holistic, involving both measurement and assessment. Since KPIs are indicators only, sound judgement is applied. Significant changes in assumptions are taken into account, as well as target ambition levels, sustainability of delivered results and strategic contribution.

The balanced approach, which involves a broad set of goals defined in relation to both "What" and "How" dimensions and an overall performance evaluation, significantly reduces the likelihood that remuneration policies may incentivise excessive risk-taking or have other material adverse effects.

The remuneration concept for the corporate executive committee
Equinor's remuneration for the corporate executive committee consists of the following core elements;

- Fixed remuneration: base salary and as applicable fixed salary addition
- Variable pay: annual variable pay (AVP) and long-term incentive (LTI)
- Benefits: primarily pension, insurance and share savings plan

The following table illustrate how the reward policy is translated into our key remuneration elements.

Main elements - Equinor executive remuneration

Remuneration element	Objective	Award level	Performance criteria
Base salary	Attract and retain the right individuals by providing competitive but not market-leading terms.	We offer base salary levels which are aligned with and differentiated according to the individual's responsibility, performance and contribution to company's goals. The level is competitive in the markets in which we operate.	The base salary is normally subject to annual review based on an evaluation of the individual's performance and contribution to the company's goals.
Fixed salary addition	The fixed salary addition is paid in lieu of pension accrual above 12G, applied as a supplementing fixed remuneration element to be competitive in the market.	Members of the corporate executive committee employed by Equinor ASA, that have taken up their first position in the CEC after 13 February 2015, receive a fixed salary addition in lieu of pension accrual above 12G[9] with reference to the section on pension and insurance scheme.	No performance criteria are linked to the fixed salary addition. The fixed salary addition is not pensionable and does not form basis for variable pay.
Annual variable pay	Encourage our pay for performance culture and individual's contribution to the company's business strategy. Rewarding individuals for annual achievement of business objectives, both the "What" and the "How".	Members of the corporate executive committee employed by Equinor ASA are entitled to annual variable pay ranging from 0 – 50% of their base salary. Target[10] value is 25%. For members of the CEC employed outside the Norwegian market, see section below on remuneration policy for international executives. The threshold principles and the company performance modifier are applied (see explanations below). The company reserves the right to recover all or part of the annual bonus, if performance data is subsequently proven to be misstated.	Performance is measured over one financial year and is based on the achievement of annual performance goals ("How" and "What" to deliver), in order to create long-term and sustainable shareholder value. Assessment of goals defined in the individual's performance contract including objectives related to selected KPI's on the balanced scorecard constitute the basis for annual variable pay.
Long-term incentive (LTI)	Strengthen the alignment of top management and shareholders' long-term interests and sustainability of the company. Retention of key executives.	For members of the corporate executive committee employed by Equinor ASA, the LTI is calculated as a portion of the participant's base salary. On behalf of the participant, the company acquires shares equivalent to the net annual grant amount. The shares are subject to a three-year lock-in period and then released for the participant's disposal. If the lock-in obligations are not fulfilled, the executive has to pay back the gross value of the locked-in shares limited to the gross value of the grant amount. The level of the annual LTI reward for the CEC members employed by Equinor ASA is in the range of 25-30% of the base salary. For members of the CEC employed outside the Norwegian market, see section below on remuneration policy for international executives. The threshold principles are applied to the annual grant. The company performance modifier is not applied to the LTI in Equinor ASA.	In Equinor ASA, LTI participation and grant level are reflective of the level and impact of the position and company performance as reflected by the threshold.
Pension & insurance schemes	Provide competitive postemployment and other benefits.	The company offers a general occupational pension plan and insurance scheme aligned with local markets. Reference is made to the section on pension and insurance scheme.	N/A
Employee share savings plan	Align and strengthen employee and shareholders' interests and remunerate for long term commitment and value creation.	Eligibility extends to all employees at Equinor and in all markets, subject to local legislation. Participants can purchase shares up to 5% of base salary.	If shares are held for two full calendar years subject to continued employment, the participants will be allocated bonus shares proportionate to their purchase.
Other taxable and non-taxable benefits	Attract and retain the right individuals by providing competitive but not market-leading terms.	The members of the corporate executive committee have benefits in-kind such as company car and health checks. They are also eligible for participation in the share saving scheme as described above, and they take part in the general benefit and welfare program of the company.	N/A

[9] G represents the basic amount of the Norwegian social security system. 1G per 31 December 2020 equals NOK 101,351.
[10] Target value reflects satisfactory deliveries according to agreed goals

Remuneration policy for international executives

Equinor is a broad global energy company, developing oil, gas, wind and solar energy in more than 30 countries. The company has high goals related to diversity and inclusion, and diversity at all levels including among top management is crucial in ensuring the long-term sustainable success of the company. From time to time the company will appoint executives employed in international markets with different framework for executive base pay, variable pay and benefits, than what is the case in the Norwegian market. To be able to hire international executives, the company needs to offer competitive compensation in the markets where it operates. The policy of being competitive but not market leading still remains.

In order to ensure Equinor's competitive position and attract talent in the international market, the board of directors has the mandate to exceed the levels for variable pay and pension terms described in the table above, for remuneration of executive vice presidents hired in the international market and the remuneration level will reflect the at any time prevailing and documented market level for the EVP position. The annual variable pay shall not exceed 50% of base salary at target (100% maximum) and the long-term incentive (LTI) annual grant shall be maximum 70% of base salary. The threshold for variable pay and the company performance modifier as described below will apply. For the international LTI a three years' average company performance modifier will be applied. Pension contribution will be in accordance with the local market, and the 12G cap on pension used in the Norwegian tax favored regime is not applicable for the international executives. Any decision on terms and conditions as described above will be included in the remuneration report subject to review and endorsement by the annual general meeting.

Duration of contracts with executive vice presidents

Duration of contracts with the executive vice presidents are not limited to a certain period and are valid until the executive resigns from the position or enters into a new position in the company.

Mobility

To support the company's need for a mobile workforce also at the senior executive level, the company's standard international assignment framework can be used for candidates employed in a different country than the location of the CEC role. International assignment for a CEC position will normally be limited to a three-year period.

Localisation and relocation

If an executive is recruited to Equinor and employed on local terms and conditions different from the executive's country and market, the company may decide to cover reasonable relocation costs including housing and schooling within the international assignment framework for these elements for a period up to two years.

Threshold for variable pay and company performance modifier

The threshold and company performance modifier are implemented to strengthen the link between the company's overall financial results and the individual variable pay.

Threshold

The threshold is implemented for affordability reasons to ensure that no or reduced variable pay would be granted if the company's financial performance and position is weak and in a critical situation. The financial threshold is applicable for payment of annual variable pay and award of LTI grant.

The threshold has the following guiding parameters;
1) Cash flows provided by operating activities after tax and before working capital items
2) Net debt ratio and development
3) Company's overall operational and financial performance.

"Green zone"
Cash flows provided by operating activities after tax and before working capital items higher than USD 12 billion and a net debt ratio below 30% will normally guide for no reduction of bonus.

"Yellow zone"
Cash flows provided by operating activities after tax and before working capital items lower than USD 12 billion but higher than USD 8 billion and a net debt ratio between 30% and 45% will normally guide a reduction of bonus but not annulment.

"Red zone"
Cash flows provided by operating activities after tax and before working capital items lower than USD 8 billion and a net debt ratio above 45% will normally guide no bonus.

Application of the threshold is subject to a discretionary assessment of the company's overall performance by the board of directors. These measures and targets are indicative and will form part of a broader assessment of bonus award. The conclusion considers both achieved results and how these results are expected to impact the company's medium and long-term development and value creation.

Company performance modifier

Based on approval by the annual general meeting in 2016, a company performance modifier was introduced and has been applied in the calculation of variable pay.

The company performance will be assessed against two equally weighted measures: relative total shareholder return (TSR) and relative return on average capital employed (ROACE). TSR and ROACE are currently also applied as performance indicators in the corporate performance management system.

The results of these two performance measures are compared to our peers and determine Equinor's relative position. A position of Quartile 1 means that Equinor is amongst the top scoring quartile of peer companies. A position of Quartile 4 means that Equinor is in the bottom performing quartile. In years with strong deliveries on relative TSR and ROACE, the matrix will result in the variable pay being modified with a factor higher than one and, correspondingly, lower than one in weak years. The combination of ratings for both measures, will act as a 'multiplier' according to the guideline in the matrix displayed below.



By applying relative numbers, the effect of fluctuating oil price will be reduced.

Within the framework of 50 - 150%, the matrix is a guideline and the multiplier (percentages) may be adjusted if oil or gas price effects or other occurrences outside the control of the company are deemed to cause disproportionate results in a given year. Application of the modifier is subject to discretionary assessment based on the company's overall performance.

The company performance modifier will be used in calculations of annual variable pay for members of the corporate executive committee. The modifier will also be applied in other variable pay schemes below the corporate executive level. Further application of the company performance modifier will also be assessed and decided if deemed appropriate.

The annual variable pay for members of the corporate executive committee employed by Equinor ASA will be within a framework of 50% of the fixed remuneration irrespective of the result of the modifier.

Pension and insurance schemes
Members of the corporate executive committee in Equinor ASA are covered by the company's general occupational pension scheme which is a defined contribution scheme with a contribution level of 7% below 7,1 G and 22% above 7,1 G. A defined benefit scheme is retained by a grandfathered group of employees. For new members of the corporate executive committee appointed after 13 February 2015, a cap on pension contribution at 12 G is applied. In lieu of pension accrual above 12 G a fixed salary addition of 18% is provided. This element does not form basis of calculation of AVP and LTI. The 12 G cap is based on the Norwegian tax favoured occupational pension schemes and will not be applied to the pension schemes of executives employed outside Norway.

Members of the corporate executive committee employed in Equinor ASA and appointed before 13 February 2015, maintain their pension contribution above 12 G based on obligations in previously established agreements.

Pension terms that historically have been individually agreed with elements outside the framework above will be described in the annual remuneration report.

Equinor ASA has implemented a general cap on pensionable income at 12 G for all new hires into the company employed as of 1 September 2017.

In addition to the pension benefits outlined above, the executive vice presidents in the parent company are offered disability and dependents' benefits in accordance with Equinor's general pension plan/defined benefit plan. Members of the corporate executive committee are covered by the general insurance schemes applicable within Equinor.

Severance pay arrangements
The chief executive officer and the executive vice presidents are entitled to a severance payment equivalent to six months' salary, commencing after the six months' notice period, when the resignation is requested by the company. The same amount of severance payment is also payable if the parties agree that the employment should be discontinued, and the individual gives notice pursuant to a written agreement with the company. Any other payment earned by the individual during the period of severance payment will be fully deducted. This relates to earnings from any employment or business activity where the individual has active ownership.

The entitlement to severance payment is conditional on the chief executive officer or the executive vice president not being guilty of gross misconduct, gross negligence, disloyalty or other material breach of his/her duties.

As a general rule, the chief executive officer's/executive vice president's own notice will not instigate any severance payment.

Release of earned LTI grants and bonus shares at end of employment
If termination of employment is based on a mutual agreement between the executive and Equinor, the company may decide to release locked in LTI shares and award already earned bonus shares in the share savings scheme at the end of employment.

Salary and employment conditions of other employees
Salary and employment conditions of employees of the company have been taken into account when establishing the remuneration policy.

Recruitment policy
From time to time, Equinor may recruit executives from outside of the organisation. Our principles are designed to attract and retain the right individuals to ensure the successful implementation of our strategy and to safeguard our long-term interests.

If an individual forfeits remuneration as a result of recruitment to Equinor, the company can compensate partly or fully for the documented financial loss of unvested short and long-term incentive opportunity held by preferred external candidates. Such decision will take into consideration the vehicle, expected value and timing of forfeited awards. Any buy-out will be limited to one year's base salary and normally paid over a period of 24 months.

Remuneration report

Execution of the remuneration policy and principles in 2020

The board of directors proposes the following remuneration report for Equinor' corporate executive committee, where an advisory vote shall be held by the 2021 annual general meeting, pursuant to the Norwegian Public Limited Liability Companies Act, section 6-16b (as applicable for the accounting year 2020, confer former section 6-16a (3) and regulation 2020-12-11-2730, section 7) and the Norwegian Accounting Act section 7-31b.

Performance assessment for 2020

In 2020, the main business objectives and KPIs for each perspective were as outlined below. Each perspective was in addition supported by comprehensive plans and actions.

Strategic objectives		2020 assessment
Safety, security and sustainability	These strategic objectives and actions address safety, security and sustainability	The development for the Total Recordable Injury Frequency (TRIF) is positive and improved compared to 2019 and ended at record low 2.3, slightly above the target of 2.2. In 2019 the TRIF was 2.5. Oil and gas leakages were 11 in 2020, exceeding the target of less than 9 incidents, and an increase from the 10 leakages recorded in 2019. The serious incidents at Melkøya and Tjeldbergodden underline the need for further strengthening our safety performance. The Serious Incident Frequency (SIF) showed a positive trend in 2020 at 0.5, compared to 0.6 the prior year, albeit behind the target of 0.4. The 2020 CO_2 intensity for the upstream portfolio ended at 8.0 kg/boe, versus a target of 8.8 kg/boe.
People and organisation	These strategic objectives and actions address a value based and high performing organisation	The Global People Survey shows a positive trend from the 2019 including results on both the diversity and inclusion indexes. The inclusion index was 78 in 2020, an all-time high score during a challenging year. Due to the Covid-19 situation, there has been a natural decrease in classroom training participation in 2020. This has been compensated by an increase in the participation for virtual training initiatives, delivering learning in a more efficient way and with a broader global reach.
Operations	These strategic objectives and actions address reliable and cost-efficient operations, and industry transformation	The Production efficiency (PE) for 2020 ended at 85.2% for Equinor operated assets. The PE is below the target of 91% and also lower than previous years due to unplanned shutdowns as well as government-imposed oil production curtailments and operational challenges. However, several of the operated assets have a high PE, and 16 assets have a year-end PE above 91%. The 12-month rolling average delivery for the Production Based Availability (PBA) indicator for the electricity production for our renewable assets for 2020 ended on 96,7%. The result is above the delivery from 2019 of 96,3% set as target for 2020.
Market	These strategic objectives and actions address a flexible and resilient energy portfolio	The organic capex guiding for 2020 was reduced in March from USD 10-11 billion to around USD 8,5 billion. The year-end organic capex ended at USD 7,8 billion. During 2020 the continuous focus on improvements and efficiency has continued. This has given a strong portfolio demonstrating robustness towards the lower prices. The Unit Production Cost (UPC) target was reached one year ahead of target year and the 2020 UPC is below the 2021 target of 5% reduction compared to the 2019 level. Value creation from exploration ended at 0.4 for 2020, exceeding the target of 0.2. The annual Resource Replacement (RR) indicator for 2020 is -60% compared to the target of above 1 (100%). The three-year average result is 42%. The result on the Reserve Replacement Ratio (RRR) indicator for 2020 is -5% compared to a target RRR above 1. The three-year average result is 95%. In 2020 Equinor priority has been on maintaining financial robustness and the reserve and resource replacement delivery is influenced by projects and activities being postponed in order to maintain financial robustness.
Finance	These strategic objectives and actions address cash generation, profitability and competitiveness	On Relative Total Shareholder Return, Equinor was ranked number one in the peer group, a position of first quartile, above the target of being better than average in the peer group. On relative ROACE Equinor ranked fourth in the peer group, a position of second quartile, which was slightly below the target for 2020.

Board of director's assessment of the chief executive officer's performance

In its assessment of the chief executive officer's performance for 2020, the board of directors has emphasised that deliveries in key areas have been above, at, and below target. The results have been delivered in an extraordinary year significantly impacted by the pandemic, high market volatility and low commodity prices. The Total Recordable Injury Frequency (TRIF), while slightly behind target, is at the best level in the company's history. The Total Serious Incident Frequency (SIF) has improved compared to 2019 but is also behind the target. Too many oil and gas leakages and the serious incidents at Melkøya and Tjeldbergodden underline the need for further strengthening safety performance. The CO2 intensity for the upstream portfolio improved compared to 2019 result, a result better than the set target for 2020. A positive trend has been observed compared to the 2019 result on both the diversity and inclusion indexes. Capex has been further reduced due to projects being postponed in order to maintain financial robustness. Value creation from exploration had a positive development in 2020 and came in above target. Production efficiency is below target due to unplanned shutdowns, government-imposed oil production curtailments and operational challenges. The Unit Production Cost (UPC) for 2020 is better than the target, reaching 2021 target one year ahead of time. Equinor was ranked number one in the peer group on relative TSR performance, above the target of being better than average in the peer group. On relative ROACE Equinor ranked fourth in the peer group, a position of second quartile, which was slightly below the target.

Key performance **indicators** for the chief executive officer for 2021

The business delivery dimension ("What") for the CEO's variable remuneration (performance year 2020) and base salary merit in 2021 will be based on an assessment against on the following KPIs:

Safety, Security and Sustainability
- Serious Incident Frequency: 0,4 or better
- CO_2 intensity for the upstream portfolio: 8.1 or better

Market
- Improvement in levelised cost of Energy (LCoE) for projects which have passed concept selection and business case (DG2): 2% improvement during the year compared to approved plan

Finance
- Relative Total Shareholder Return: better than peer average
- Relative ROACE: better than peer average
- Fixed OPEX and SG&A: 5% reduction compared to forecast

New KPI for 2021 is improvement in levelised cost of energy (LCOE). This KPI is aiming to drive competitiveness and cost improvements in our power-generating assets.

Execution of the remuneration policy and principles in 2020
Introduction
- The remuneration policy and principles executed in 2020 were in accordance with the declaration given to the AGM on 14 May 2020.
- There was no general salary increase for the members of the corporate executive committee in 2020.
- The corporate executive committee members waived in March 2020 their right to receive annual variable pay for the performance year 2020 in light of the COVID-19 pandemic and strong drop in commodity prices. The board of directors formally approved in March 2021 that the CEO and EVPs waived their AVP for 2020.
- The members that have served as EVPs in an acting capacity during parts of 2020 (Økland. Løseth, Tungesvik. Skeie) received in line with company policy and practice for acting roles AVP according to the framework for the role they hold on a permanent basis (target AVP of 17,5% before threshold and company performance modifier). This was decided to avoid negatively penalising these SVPs for taking on the extra burden and responsibility of an acting EVP role, including the company enforcing cap on pension accrual and requiring the executives to pay back any company car loan in the acting period.
- Based on an evaluation of the company's overall performance in 2020, subject to application of the threshold criteria, the AVP for the acting EVPs in Equinor ASA was reduced by 50%.
- Based on an evaluation of the company's overall performance in 2019, the board of directors decided to uphold the LTI grants in 2020, in accordance with the threshold criteria.

Company modifier for variable pay relating to performance year 2020

The company modifier depends on the outcome of two metrics, ROACE and TSR, both parameters measured relatively to a peer group of 11 companies. The results for Equinor in 2020 were; relative ROACE number 4 and relative TSR number 1 in the peer group. This gives second quartile result for ROACE and first quartile result for TSR, which gives a company modifier 1,33 for 2020.

Changes in Equinor's corporate structure and corporate executive committee in 2020

In August Anders Opedal was appointed new president and CEO from 2 November, following the announcement of Eldar Sætre's retirement. In March Pål Eitrheim was appointed head of the Covid19 taskforce, and Jens Økland was appointed acting EVP for NES from 17 March to end of June. Tim Dodson stepped down from the position as EVP Exploration (EXP) from 1 June 2020 and Tore Løseth was appointed acting EVP EXP. Geir Tungesvik was appointed acting EVP for TPD from 10 August in relation to the CEO transition. Svein Skeie was appointed acting CFO from 1 November following the announcement of Lars Christian Bacher ending his employment with the company. Margareth Øvrum retired from the company January 2021 and remained in the CEC throughout the year 2020.

The CEO announced during December several changes to the corporate structure and corporate executive committee. The changes to the corporate structure will take effect from 1 June 2021. New members in the Corporate Executive Committee will from January 2021 be Kjetil Hove (EVP Exploration and Production Norway), and from June 2021 Carri Lockhart (EVP Technology, Digital and Innovation), Ana P. F. Nordang (EVP People and Organisation), Siv Helen Rygh Torstensen (EVP Legal and Compliance) and Ulrica Fearn (EVP Chief Financial Officer). Arne Sigve Nylund, Pål Eitrheim, Irene Rummelhoff, Jannicke Nilsson and Al Cook continue as EVPs and members of the corporate executive committee in 2021.

Executive terms and conditions

The former chief executive officer, Eldar Sætre's annual base salary remained unchanged at NOK 9,337,713 in 2020.

The new CEO, Anders Opedal's base salary was set at NOK 9,100,000 at commencement 2 November 2020. He participates in the variable pay schemes within the framework previously established for the CEO role. His annual variable pay target is 25% (maximum 50%) and long-term incentive 30% of base salary. The pensionable salary is capped at 12 G. He receives a fixed salary addition of 18% of base salary in lieu of pension contribution above 12G.

Pension schemes

The former chief executive officer Eldar Sætre and three executive vice presidents, Øvrum, Reitan, Dodson, had individual early retirement pension agreements with the company. The former chief executive officer Eldar Sætre and Margareth Øvrum have individual pension terms according to a previous standard arrangement implemented in October 2006. Subject to specific terms these executives are entitled to a pension amounting to 66% of pensionable salary and a retirement age of 62. When calculating the number of years of membership in Equinor's general pension plan, these agreements grant the right to an extra contribution time corresponding to half a year of extra membership for each year the individual has served as executive vice president.

In 2017 it was agreed that the chief executive officer would not use his contractual right to retire at the age of 62. Sætre retained the right to early retirement, with nine months' notice to the chair of the board, subject to endorsement by the board of directors. The agreement included retirement no later than at age 67. During 2020 Sætre informed the board of directors that he wanted to step down from the CEO position and following the notice period start retirement from March 2021.

In addition, two former members of the corporate executive committee (Reitan, Dodson) have individually agreed to a retirement age of 65 and an early retirement pension level amounting to 66% of pensionable salary.

The pension terms for executive vice presidents outlined above are the results of previously established individual agreements.

Deviation from the governmental guidelines
The executive vice president for the business area Global Strategy and Business Development (GSB), Alasdair Cook, is employed by Equinor U.K. Ltd. Alasdair Cook took on his position in 2018 and the board of directors decided that a deviation from the governmental guidelines was appropriate due to local market conditions.
He maintained as explained in the 2019 annual report his variable pay and pension arrangements from his previous position;
- Annual variable pay target level at 40% of base salary (maximum 80%) subject to threshold and the company performance modifier of 0.5 – 1.5

- Long term incentive grant of 70% of base salary, subject to a three years average company modifier of 0.5 – 1.5 and threshold
- Cash compensation in lieu of pension accrual

As part of the announced change in the corporate structure Carri Lockhart employed by Equinor US Operations LLC was announced as EVP for the new business area Technology, Digital and Innovation from 1 June 2021. Offering this executive competitive remuneration in line with the local market required certain deviations from the declaration on executive remuneration given to the annual general meeting of Equinor ASA in 2020. Lockhart was internally hired from a senior vice president position in the business area Development and Production International. She maintains her variable pay and pension arrangements from her previous position;

- Annual variable pay target level at 50% of base salary (maximum 100%) subject to threshold and the company performance modifier of 0.5 – 1.5
- Long term incentive grant of 70% of base salary, subject to a three years average company modifier of 0.5 – 1.5 and threshold
- The participation in the company's US pension scheme is continued including an individual retirement plan agreed when Lockhart joined Equinor US Operations in 2016 from a competing energy company.

These individual deviations do not imply any change to the company's general remuneration concept for executive vice presidents, explained in the remuneration policy and table providing an overview of "Main elements - Equinor executive remuneration".

Compensation to and share ownership of the corporate executive committee (CEC)

Members of the corporate executive committee (figures in USD thousand, except no. of shares)[1,2]	Fixed remuneration				Taxable benefits	2020 Taxable compensation	Non-taxable benefits in-kind	Estimated pension cost[7]	Estimated present value of pension obligation[8]	2019 Taxable compensation[9]	Number of shares at 31 December 2020
	Fixed pay[3]	Fixed salary addition[4]	LTI[5]	Annual variable pay[6]							
Anders Opedal[10]	527	91	123	0	47	788	0	26	1,616	854	32,525
Irene Rummelhoff	411	73	119	0	50	654	0	28	1,604	797	40,043
Arne Sigve Nylund	456	0	113	0	34	603	0	133	5,847	753	25,345
Jannicke Nilsson	340	60	99	0	63	562	27	35	1,598	688	53,018
Pål Eitrheim[10]	326	58	94	0	25	502	0	22	1,289	646	16,687
Alasdair Cook[13]	572	0	318	0	148	1,037	0	0	0	1,320	3,057
Margareth Øvrum[11,12]	479	0	113	0	317	909	0	0	7,987	1,023	78,286
Torgrim Reitan	422	0	104	0	88	614	29	123	3,412	739	55,766
Eldar Sætre[10,11]	850	0	250	0	64	1,163	0	0	16,742	1,737	
Timothy Dodson[10]	173	0	42	0	19	233	16	60	5,865	718	
Lars Christian Bacher[10]	351	0	86	0	40	477	33	107	3,467	694	
Jens Økland[10]	100	18	20	16	9	163	0	7	1,359		
Geir Tungesvik[10]	162	20	22	17	13	234	0	28	3,228		25,364
Tore Løseth[10]	123	22	25	19	11	200	16	15	910		12,969
Svein Skeie[10]	51	7	8	6	6	79	0	6	1,568		41,514

1) All figures in the table are presented in USD based on average foreign currency exchange rates except Estimated value of pension obligation which is presented at closing rate 31 December 2020.
Average rates: 2020: NOK/USD = 0,1068, GBP/USD = 1,2843, BRL/USD = 0,1959 (2019: NOK/USD = 0,1136, GBP/USD = 1,2760, BRL/USD = 0,2755).
Closing rate 31 December 2020: NOK/USD 8,5326
The figures are presented on accrual basis. For the CEC members holding CEC position only part of 2020, all compensations and benefits have been prorated.
2) All CEC members receive their remuneration in NOK except Alasdair Cook who receives the remuneration in GBP, and Margareth Øvrum who receives the remuneration in BRL and NOK.
3) Fixed pay consists of base salary and holiday allowance.
4) Fixed salary addition in lieu of pension accrual above 12 G (G is the base amount in the national insurance scheme). Fixed salary addition and base salary are included in the basis for calculating LTI and annual variable pay for the performance year 2020.
5) The long-term incentive (LTI) element implies an obligation to invest the net amount in Equinor shares, including a lock-in period. The LTI element is presented the year it is granted for the members of the corporate executive committee employed by Equinor ASA. Lars Christian Bacher's locked in LTI shares will be released to his disposal at the end of employment. Alasdair Cook participates in Equinor's international long-term incentive program as described in the section Remuneration policy for international executives.
6) The permanent CEC members have waived their right to receive annual variable pay (AVP) for the performance year 2020, formally approved by the board of directors. For the acting CEC members, AVP includes holiday allowance.
7) Estimated pension cost is calculated based on actuarial assumptions and pensionable salary (mainly base salary) at 31 December 2019 and is recognised as pension cost in the statement of income for 2020.
8) Eldar Sætre, Arne Sigve Nylund, Margareth Øvrum, Timothy Dodson and Geir Tungesvik are maintained in the closed defined benefit scheme, whereas the remaining members of corporate executive committee employed by Equinor ASA, is covered by the defined contribution pension scheme.
9) Includes figures for 2019 CEC members who are also CEC members in 2020. All members of the CEC in 2019 served their positions in the CEC the full year.
10) Eldar Sætre retired 1 March 2021, and Anders Opedal was appointed as new president and CEO from 2 November 2020. Geir Tungesvik was appointed acting EVP for TPD 10 August. Pål Eitrheim led the corporate Covid-19 project, reporting directly to the CEO and Jens Økland was appointed acting EVP for NES from 17 March to 30 June. Timothy Dodson left CEC 31 May and Tore Løseth was appointed acting EVP for EXP from 1 June. Lars Christian Bacher left the CEC 31 October and Svein Skeie was appointed acting CFO from 1 November.
11) Estimated present value of pension obligation for Eldar Sætre, Margareth Øvrum, Timothy Dodson and Torgrim Reitan includes early retirement benefits.
12) Terms and conditions for Margareth Øvrum also include compensation according to Equinor's international assignment terms.
13) Alasdair Cook's taxable benefits includes USD 75 thousand in lieu of pension contribution.

There are no loans from the company to members of the corporate executive committee.

Share ownership

The number of Equinor shares owned by the members of the board of directors and the executive committee and/or owned by their close associates is shown below. Individually, each member of the board of directors and the corporate executive committee owned less than 1% of the outstanding Equinor shares.

Ownership of Equinor shares (including shares owned by close associates)	As of 31 December 2020	As of 14 March 2021
Members of the corporate executive committee		
Anders Opedal	32,525	32,896
Eldar Sætre	96,218	67,389
Lars Christian Bacher	12,910	9,572
Svein Skeie	41,514	42,318
Jannicke Nilsson	53,018	54,016
Tore Morten Løseth	12,969	13.424
Torgrim Reitan	55,766	55,971
Geir Tungesvik	25,364	26,059
Alasdair Cook	3,057	3,738
Tim Dodson	40,294	39,380
Margareth Øvrum	78,286	50,222
Arne Sigve Nylund	25,345	25,345
Pål Eitrheim	16,687	16,687
Irene Rummelhoff	40,043	40,771
Members of the board of directors		
Jon Erik Reinhardsen	4,584	4,584
Jeroen van der Veer	6,000	6,000
Bjørn Tore Godal	0	0
Tove Andersen	2,677	N/A
Rebekka Glasser Herlofsen	0	0
Anne Drinkwater	0	0
Jonathan Lewis	1,100	1,100
Finn Bjørn Ruyter	0	0
Per Martin Labråten	620	620
Hilde Møllerstad	2,362	2,484
Stig Lægreid	8,485	7,069

Individually, each member of the corporate assembly owned less than 1% of the outstanding Equinor shares as of 31 December 2020 and as of 14 March 2021. In aggregate, members of the corporate assembly owned a total of 34,780 shares as of 31 December 2020 and a total of 36,479 shares as of 14 March 2021. Information about the individual share ownership of the members of the corporate assembly is presented in the section 3.8 Corporate assembly, board of directors and management.

The voting rights of members of the board of directors, the corporate executive committee and the corporate assembly do not differ from those of ordinary shareholders.

Deviations from the Code of Practice: None

3.13 Information and communications

Equinor's reporting is based on openness and it takes into account the requirement for equal treatment of all participants in the securities market. Equinor has established guidelines for the company's reporting of financial and other information and the purpose of these guidelines is to ensure that timely and correct information about the company is made available to our shareholders and society in general.

A financial calendar and shareholder information is published at www.equinor.com/calendar.

The investor relations corporate staff function is responsible for coordinating the company's communication with capital markets and for relations between Equinor and existing and potential investors. Investor relations is responsible for distributing and registering information in accordance with the legislation and regulations that apply where Equinor securities are listed. Investor relations reports directly to the chief financial officer.

The company's management holds regular presentations for investors and analysts. The company's quarterly presentations are broadcast live on our website. Investor relations communicate with present and potential shareholders through presentations, one-to-one meetings, conferences, website, financial media, telephone, mail and e-mail contact. The related reports as well as other relevant information are available at www.equinor.com/investor.

All information distributed to the company's shareholders is published on the company's website at the same time as it is sent to the shareholders.

Deviations from the Code of Practice: None

3.14 Take-overs

The board of directors endorses the principles concerning equal treatment of all shareholders and Equinor's articles of association do not set limits on share acquisitions. Equinor has no defence mechanisms against take-over bids in its articles of association, nor has it implemented other measures that limit the opportunity to acquire shares in the company. The Norwegian State owns 67% of the shares, and the marketability of these shares is subject to parliamentary decree.

The board is obliged to act professionally and in accordance with the applicable principles for good corporate governance if a situation should arise in which this principle in the Code of Practice were put to the test.

Deviations from the Code of Practice:
The Code of Practice recommends that the board establish guiding principles for how it will act in the event of a take-over bid. The board has not established such guidelines, due to Equinor's ownership structure and for the reasons stated above. In the event of a bid as discussed in section 14 of the Code of Practice, the board of directors will, in addition to complying with relevant legislation and regulations, seek to comply with the recommendations in the Code of Practice. The board has no other explicit basic principles or written guidelines for procedures to be followed in the event of a take-over bid. The board of directors otherwise concurs with what is stated in the Code of Practice regarding this issue.

3.15 External auditor

Our independent registered public accounting firm (external auditor) is independent in relation to Equinor and is appointed by the general meeting of shareholders. Our independent registered public accounting firm, Ernst & Young AS, has been engaged to provide and audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Ernst & Young AS will also issue a report in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs), which includes opinions on the Consolidated financial statements and the parent company financial

statements of Equinor ASA. The reports are set out in section 4.1.

The external auditor's fee must be approved by the general meeting of shareholders.

Pursuant to the instructions for the board's audit committee approved by the board of directors, the audit committee is responsible for ensuring that the company is subject to an independent and effective external and internal audit. Every year, the external auditor presents a plan to the audit committee for the execution of the external auditor's work. The external auditor attends the meeting of the board that deals with the preparation of the annual accounts.

The external auditor also participates in meetings of the audit committee. The audit committee considers all reports from the external auditor before they are considered by the board. The audit committee meets at least five times a year and both the board and the board's audit committee hold meetings with the internal auditor and the external auditor on a regular basis without the company's management being present.

The audit committee evaluates and makes a recommendation to the board, the corporate assembly and the general meeting of shareholders regarding the choice of external auditor. The committee is responsible for ensuring that the external auditor meets the requirements in Norway and in the countries where Equinor is listed. The external auditor is subject to the provisions of US securities legislation, which stipulates that a responsible partner may not lead the engagement for more than five consecutive years.

When evaluating the external auditor, emphasis is placed on the firm's qualifications, capacity, local and international availability and the auditor's fee.

The audit committee's policies and procedures for pre-approval
In its instructions for the audit committee, the board has delegated authority to the audit committee to pre-approve assignments to be performed by the external auditor. Within this pre-approval, the audit committee has issued further guidelines. The audit committee has issued guidelines for the management's pre-approval of assignments to be performed by the external auditor.

All audit-related and other services provided by the external auditor must be pre-approved by the audit committee. Provided that the types of services proposed are permissible under SEC guidelines, pre-approval is usually granted at a regular audit committee meeting. The chair of the audit committee has been authorised to pre-approve services that are in accordance with policies established by the audit committee that specify in detail the types of services that qualify. It is a condition that any services pre-approved in this manner are presented to the full audit committee at its next meeting. Some pre-approvals can therefore be granted by the chair of the audit committee if an urgent reply is deemed necessary.

Remuneration of the external auditor in 2018 – 2020
In the annual Consolidated financial statements and in the parent company's financial statements, the independent

auditor's remuneration is split between the audit fee and the fee for audit-related, tax and other services. The chair presents the breakdown between the audit fee and the fee for audit-related, tax and other services to the annual general meeting of shareholders.

The following table sets out the aggregate fees related to professional services rendered by Equinor's external auditor Ernst & Young AS, for the fiscal years 2019 and 2020, and KPMG AS for the fiscal year 2018 and until 15 May 2019.

Auditor's remuneration

		Full year	
(in USD million, excluding VAT)	2020	2019	2018
Audit fee Ernst & Young (principal accountant from 2019)	**10.7**	4.7	
Audit fee KPMG (principal accountant 2018)		2.8	7.1
Audit related fee Ernst & Young (principal accountant from 2019)	**1.0**	0.5	
Audit related fee KPMG (principal accountant 2018)		1.2	1.0
Tax fee Ernst & Young (principal accountant from 2019)	**0.0**	0.2	
Tax fee KPMG (principal accountant 2018)		0.0	0.0
Other service fee Ernst & Young (principal accountant from 2019)	**0.0**	0.9	
Other service fee KPMG (principal accountant 2018)		0.0	0.0
Total remuneration	**11.7**	10.3	8.1

All fees included in the table have been approved by the board's audit committee.

Audit fee is defined as the fee for standard audit work that must be performed every year in order to issue an opinion on Equinor's Consolidated financial statements, on Equinor's internal control over annual reporting and to issue reports on the statutory financial statements. It also includes other audit services, which are services that only the independent auditor can reasonably provide, such as the auditing of non-recurring transactions and the application of new accounting policies, audits of significant and newly implemented system controls and limited reviews of quarterly financial results.

Audit-related fees include other assurance and related services provided by auditors, but not limited to those that can only reasonably be provided by the external auditor who signs the audit report, that are reasonably related to the performance of the audit or review of the company's financial statements, such as acquisition due diligence, audits of pension and benefit plans, consultations concerning financial accounting and reporting standards.

Tax and Other services fees include services, if any, provided by the auditors within the framework of the Sarbanes-Oxley Act, i.e. certain agreed procedures.

In addition to the figures in the table above, the audit fees and audit-related fees relating to Equinor operated licences for the years 2020, 2019 and 2018 amounted to USD 0.5 million, USD 0.5 million and USD 0.9 million, respectively.

Deviations from the Code of Practice: None

Financial statements and supplements

4.1 Consolidated financial statements of the Equinor group

The report set out below is provided in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs). Ernst & Young AS has also issued reports in accordance with standards of the Public Company Accounting Oversight Board in the US, which include opinions on the Consolidated financial statements of Equinor ASA and on the effectiveness of internal control over financial reporting as at 31 December 2020. Those reports are set out on pages 163-165 and 167-168, respectively.

Independent auditor's report

To the Annual Shareholders' Meeting of Equinor ASA

Report on the audit of the financial statements

Opinion

We have audited the financial statements of Equinor ASA comprising the financial statements of the parent company and the Group. The financial statements of the parent company comprise the balance sheet as at 31 December 2020, the statements of income, comprehensive income and cash flows for the year then ended and notes to the financial statements, including a summary of significant accounting policies. The consolidated financial statements of the Group comprise the balance sheet as at 31 December 2020, the statements of income, comprehensive income, changes in equity and cash flows for the year then ended and notes to the financial statements, including a summary of significant accounting policies.

In our opinion,

- the financial statements are prepared in accordance with the law and regulations

- the financial statements present fairly, in all material respects, the financial position of the parent company as at 31 December 2020, and of its financial performance and its cash flows for the year then ended in accordance with the Norwegian Accounting Act and accounting standards and practices generally accepted in Norway

- the consolidated financial statements present fairly, in all material respects the financial position of the Group as at 31 December 2020 and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU.

Basis for opinion

We conducted our audit in accordance with laws, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's responsibilities* for the audit of the financial statements section of our report. We are independent of the parent company and the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in Norway, and we have fulfilled our ethical responsibilities as required by law and regulations. We have also complied with our other ethical obligations in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for 2020. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities* for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

Recoverable amounts of production plants and oil and gas assets including assets under development

As at 31 December 2020, the Group has recognised production plants and oil and gas assets including assets under development of USD 47,928 million and USD 11,778 million, respectively, within Property, plant and equipment. Refer to Note 2 and 10 to the consolidated financial statements for the related disclosures.

As described in Note 2, determining the recoverable amount of an asset involves an estimate of future cash flows, which is dependent upon management's best estimate of the economic conditions that will exist over the asset's useful life. The asset's operational performance and external factors have a significant impact on the estimated future cash flows and therefore, the recoverable amount of the asset. Auditing management's estimate of the recoverable amount of assets is complex and involves high degree of judgement. Significant assumptions used in forecasting future cash flows are future commodity prices, currency exchange rates, expected reserves, capital expenditures, and the discount rate. These assumptions are forward-looking and can be affected by future economic and market conditions. Additionally, the treatment of tax in the estimation of the recoverable amount is challenging, as the Group is subject to different tax structures that are inherently complex.

We therefore consider the determination of the recoverable amounts of production plants and oil and gas assets including assets under development, to be a key audit matter given the significance of the accounts on the balance sheet and the complexity and uncertainty of the estimates and assumptions used by management in the cash flow models.

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group's process for evaluating the recoverability of production plants and oil and gas assets including assets under development. This included testing controls over management's review of assumptions and inputs to the calculations of impairment and impairment reversals.

Our audit procedures performed over the significant assumptions and inputs included, among others, involving valuation specialists to assist in the evaluation of the methods and models used in the calculation of the recoverable amount (including the relevant tax effects) and testing the clerical accuracy of the models through independently recalculating the value in use. In addition, we compared projected capital expenditures to approved operator budgets or management forecasts and compared expected reserve volumes to internal production forecasts and external evaluations of expected reserves, in accordance with the Group's internal procedures. Also, we considered the professional qualifications and competency of the internal qualified professionals responsible for overseeing the Group's estimation of expected reserves. For those assets previously impaired, we evaluated actual results versus the forecasts used in historical impairment analyses.

To test price assumptions, we evaluated management's methodology to determine future short- and long-term commodity prices and compared such assumptions to external benchmarks, among other procedures. We also involved valuation specialists to assist in evaluating the reasonableness of the Group's assessment of currency exchange rates and the discount rate, including the Group's methodologies and key assumptions used to calculate the rates.

Estimation of the asset retirement obligation
As at 31 December 2020, the Group has recognised a provision for decommissioning and removal activities of USD 17,292 million classified within Provisions and other liabilities. Refer to Notes 2 and 20 to the consolidated financial statements for disclosures related to the asset retirement obligation (ARO) provision.

Auditing management's estimate of the decommissioning and removal of offshore installations at the end of the production period is complex and involves a high degree of judgement. Determining the appropriate provision for such obligation involves application of considerable judgement related to the assumptions used in the estimate, the inherent complexity and uncertainty in estimating future costs, and the limited historical experience against which to benchmark estimates of future costs. Significant assumptions used in the estimate are the discount rate, currency exchange rates and the expected future costs, which includes underlying assumptions such as norms and rates and time required to decommission which can vary considerably depending on the expected removal complexity. These significant assumptions are forward-looking and can be affected by future economic and market conditions.

We consider the estimation of the ARO to be a key audit matter given the significance of the related accounts to the financial statements and the complexity and uncertainty of the assumptions used in the estimate.

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group's process to calculate the present value of the estimated future decommissioning and removal expenditures determined in accordance with local conditions and requirements. This includes controls related to management's review of assumptions used in the calculation of the ARO.

To test management's estimation of the provision for decommissioning and removal activities, our audit procedures included, among others, evaluating the completeness of the provision by inquiring with relevant personnel and comparing significant additions to property, plant and equipment to management's assessment of new ARO obligations recognized in the period. We also evaluated the methodology used and performed a sensitivity analysis of management's assumptions in order to evaluate which assumptions have the most impact on the estimate.

We compared day rates for rigs, marine operations and heavy lift vessels to external market data or existing contracts. For time required to decommission, we compared the assumptions against historical data on a sample basis. We compared discount rates to external market data. We involved our valuation specialists to assist in testing the clerical accuracy of the models used by recalculating formulas and evaluating the models used in the calculation of the ARO provision, including performing sensitivity assessments.

Material weaknesses in internal controls for IT user access management and for sales and purchases in the Marketing, Midstream and Processing segment

The Group identified material weaknesses as at 31 December 2020 in their internal control over financial reporting due to the existence of control deficiencies in (a) the operation of controls related to management of IT user access and (b) in the design and operation of controls relating to the sales and purchases of liquids and gas, including inventory variation and power trading in the Marketing, Midstream and Processing (MMP) segment. The Group did not maintain effective controls over IT user access management to ensure segregation of duties that manage user and privileged access to financial applications that support the preparation of the consolidated financial statements. In addition, the Group did not maintain effective controls over revenue, purchases (net of inventory variation) and related balance sheet accounts in the financial statements for the MMP segment.

As a result of the significant audit effort required to execute necessary audit procedures related to the areas and account balances affected by the material weaknesses in internal controls for IT user access management and for sales and purchases in the MMP segment we considered this to be a key audit matter.

We involved our IT professionals to assist us in performing additional audit procedures related to users with access to IT applications, including procedures to assess users with potential segregation of duties conflicts and critical and sensitive accesses rights. We also increased the extent of testing of application controls. Furthermore, we evaluated the impact of the material weaknesses on the audit procedures for relevant account balances impacted by the ineffective user access controls and the ineffective controls within the MMP segment. This included additional and tailored audit procedures, lower testing threshold and increased sample sizes for the impacted accounts, such as those related to revenue, purchases (net of inventory variation) and related balance sheet accounts compared to what we would have performed if the controls were operating effectively.

Other information

Other information consists of the information included in the Company's annual report other than the financial statements and our auditor's report thereon. The Board of Directors and Chief Executive Officer (management) are responsible for the other information. Our opinion on the financial statements does not cover the other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information, and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the Norwegian Accounting Act and accounting standards and practices generally accepted in Norway for the financial statements of the parent company and International Financial Reporting Standards as adopted by EU for the financial statements of the Group, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with law, regulations and generally accepted auditing principles in Norway, including ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also

- identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;
- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

- conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern;

- evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

- obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

Opinion on the Board of Directors' report and on the statements on corporate governance and corporate social responsibility
Based on our audit of the financial statements as described above, it is our opinion that the information presented in the Board of Directors' report, the statement on corporate governance and the sustainability report concerning the financial statements, the going concern assumption, and proposal for the allocation of the result is consistent with the financial statements and complies with the law and regulations.

Opinion on registration and documentation
Based on our audit of the financial statements as described above, and control procedures we have considered necessary in accordance with the International Standard on Assurance Engagements (ISAE) 3000, «Assurance Engagements Other than Audits or Reviews of Historical Financial Information», it is our opinion that management has fulfilled its duty to ensure that the Company's accounting information is properly recorded and documented as required by law and bookkeeping standards and practices accepted in Norway.

Stavanger, 14 March 2021
ERNST & YOUNG AS

Erik Mamelund
State Authorised Public Accountant (Norway)

(This translation from Norwegian has been made for information purposes only.)

The reports set out below are provided in accordance with standards of the Public Company Accounting Oversight Board (United States). Ernst & Young AS has also issued a report in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs), which includes opinions on the Consolidated financial statements and the parent company financial statements of Equinor ASA, and on other required matters. That report is set out on pages 159 to 162.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Equinor ASA

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Equinor ASA and its subsidiaries (Equinor or the Company) as of 31 December 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Company at 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union.

We also audited the reclassification and disaggregation (the "adjustments") described in Note 3 Segments that were applied to the Revenues from contracts with customers and other revenue disclosure in the 2018 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2018 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 14 March 2021 and expressed an adverse opinion thereon.

Revision of Segment Reporting
As discussed in Note 3 to the Consolidated Financial Statements, the Company revised its segment reporting. The revision has been retrospectively adjusted for the year ended 31 December 2019.

Adoption of New Accounting Standard
As discussed in Note 22 to the Consolidated Financial Statements, the Company changed its method of accounting for leases due to the adoption of IFRS 16 Leases on 1 January 2019.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The accompanying supplementary oil and gas information has been subjected to audit procedures performed in conjunction with the audits of the Company's Consolidated Financial Statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the Consolidated Financial Statements that were communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the Consolidated Financial Statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverable amounts of production plants and oil and gas assets including assets under development

Description of the Matter	As at 31 December 2020, the Company has recognised production plants and oil and gas assets including assets under development of USD 47,928 million and USD 11,778 million, respectively, within Property, plant and equipment. Refer to Notes 2 and 10 to the Consolidated Financial Statements for the related disclosures. As described in Note 2, determining the recoverable amount of an asset involves an estimate of future cash flows, which is dependent upon management's best estimate of the economic conditions that will exist over the asset's useful life. The asset's operational performance and external factors have a significant impact on the estimated future cash flows and therefore, the recoverable amount of the asset.
	Auditing management's estimate of the recoverable amount of assets is complex and involves high degree of judgement. Significant assumptions used in forecasting future cash flows are future commodity prices, currency exchange rates, expected reserves, capital expenditures, and the discount rate. These assumptions are forward-looking and can be affected by future economic and market conditions. Additionally, the treatment of tax in the estimation of the recoverable amount is challenging, as the Company is subject to different tax structures that are inherently complex.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process for evaluating the recoverability of production plants and oil and gas assets including assets under development. This included testing controls over management's review of assumptions and inputs to the calculations of impairment and impairment reversals.
	Our audit procedures performed over the significant assumptions and inputs included, among others, involving valuation specialists to assist in the evaluation of the methods and models used in the calculation of the recoverable amount (including the relevant tax effects) and testing the clerical accuracy of the models through independently recalculating the value in use. In addition, we compared projected capital expenditures to approved operator budgets or management forecasts and compared expected reserve volumes to internal production forecasts and external evaluations of expected reserves, in accordance with the Company's internal procedures. Also, we considered the professional qualifications and competency of the internal qualified professionals responsible for overseeing the Company's estimation of expected reserves. For those assets previously impaired, we evaluated actual results versus the forecasts used in historical impairment analyses.
	To test price assumptions, we evaluated management's methodology to determine future short- and long-term commodity prices and compared such assumptions to external benchmarks, among other procedures. We also involved valuation specialists to assist in evaluating the reasonableness of the Company's assessment of currency exchange rates and the discount rate, including the Company's methodologies and key assumptions used to calculate the rates.

Estimation of the asset retirement obligation

Description of the Matter	As at 31 December 2020, the Company has recognised a provision for decommissioning and removal activities of USD 17,292 million classified within Provisions and other liabilities. Refer to Notes 2 and 20 to the Consolidated Financial Statements for disclosures related to the asset retirement obligation (ARO) provision.
	Auditing management's estimate of the decommissioning and removal of offshore installations at the end of the production period is complex and involves a high degree of judgement. Determining the appropriate provision for such obligation involves application of considerable judgement related to the assumptions used in the estimate, the inherent complexity and uncertainty in estimating future costs, and the limited historical experience against which to benchmark estimates of future costs. Significant assumptions used in the estimate are the discount rate, currency exchange rates and the expected future costs, which includes underlying assumptions such as norms and rates and time required to decommission which can vary considerably depending on the expected removal complexity. These significant assumptions are forward-looking and can be affected by future economic and market

conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process to calculate the present value of the estimated future decommissioning and removal expenditures determined in accordance with local conditions and requirements. This includes controls related to management's review of assumptions used in the calculation of the ARO.

To test management's estimation of the provision for decommissioning and removal activities, our audit procedures included, among others, evaluating the completeness of the provision by inquiring with relevant personnel and comparing significant additions to property, plant and equipment to management's assessment of new ARO obligations recognized in the period. We also evaluated the methodology used and performed a sensitivity analysis of management's assumptions in order to evaluate which assumptions have the most impact on the estimate.

We compared day rates for rigs, marine operations and heavy lift vessels to external market data or existing contracts. For time required to decommission, we compared the assumptions against historical data on a sample basis. We compared discount rates to external market data. We involved our valuation specialists to assist in testing the clerical accuracy of the models used by recalculating formulas and evaluating the models used in the calculation of the ARO provision, including performing sensitivity assessments.

/s/ Ernst & Young AS

We have served as the Company's auditor since 2019.

Stavanger, Norway
14 March 2021

Report of Independent Registered Public Accounting Firm

The board of directors and shareholders of Equinor ASA

Opinion on the Consolidated Financial Statements
We have audited, before the effects of the adjustments to retrospectively apply the changes noted in the paragraph below, the consolidated statements of income, comprehensive income, changes in equity, and cash flows of Equinor ASA and subsidiaries (the Company) for the year ended 31 December 2018, and the related notes (collectively, the consolidated financial statements). The 2018 consolidated financial statements before the effects of the adjustments to retrospectively apply the changes noted in the paragraph below are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the changes noted in the paragraph below, present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended 31 December 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We were not engaged to audit, review, or apply any procedures to the adjustments in relation to the following:

- retrospectively apply the reclassification of Physically settled commodity derivatives to Total other revenues, previously presented as Natural gas revenues included in Total revenues from contracts with customers in Note 3; and
- retrospectively apply the disaggregation of Natural gas revenues in Note 3.

Accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Revision of Segment Reporting
As discussed in Note 3 of the consolidated financial statements, the Company revised its segment reporting. The revision has been retrospectively adjusted for the year ended 31 December 2018.

Changes in Accounting Policy
With effect from 1 January 2018, the Company elected to change its policy for accounting for lifting imbalances, impacting the recognition of revenue from the production of oil and gas properties in which the Company shares an interest with other companies.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG AS

We served as the Company's auditor from 2012 to 2019.

Stavanger, Norway
5 March 2019
Except for revisions to segment reporting in Note 3, as to which the date is
14 March 2021.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Equinor ASA

Opinion on Internal Control Over Financial Reporting
We have audited Equinor ASA and subsidiaries' internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effects of the material weaknesses described below on the achievement of the objectives of the control criteria, Equinor ASA and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of 31 December 2020, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because the Company did not maintain effective controls over a) IT user access management to ensure appropriate segregation of duties that adequately restrict sensitive and critical access to significant applications and infrastructure, and maintain effective application and IT-dependent controls in the preparation of the consolidated financial statements and b) sales and purchases of liquids and gas, including inventory variation, and power trading, in the Marketing, Midstream and Processing ("MMP") segment related to revenue, purchases (net of inventory variation) and related balance sheet accounts in the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 December 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each the two years in the period ended 31 December 2020, and the related notes (collectively referred to as the "consolidated financial statements") and our report dated 14 March 2021. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2020 Consolidated Financial Statements, and this report does not affect our report dated 14 March 2021, which expressed an unqualified opinion thereon.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting as set out in section 3.10 Risk management and internal control. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AS
Stavanger, Norway
14 March 2021

CONSOLIDATED STATEMENT OF INCOME

(in USD million)	Note	Full year 2020	2019	2018
Revenues	3	**45,753**	62,911	78,555
Net income/(loss) from equity accounted investments	12	**53**	164	291
Other income	4	**12**	1,283	746
Total revenues and other income	3	**45,818**	64,357	79,593
Purchases [net of inventory variation]		**(20,986)**	(29,532)	(38,516)
Operating expenses		**(8,831)**	(9,660)	(9,528)
Selling, general and administrative expenses		**(706)**	(809)	(758)
Depreciation, amortisation and net impairment losses	10, 11	**(15,235)**	(13,204)	(9,249)
Exploration expenses	11	**(3,483)**	(1,854)	(1,405)
Total operating expenses		**(49,241)**	(55,058)	(59,456)
Net operating income/(loss)	3	**(3,423)**	9,299	20,137
Interest expenses and other financial expenses		**(1,392)**	(1,450)	(1,040)
Other financial items		**556**	1,443	(224)
Net financial items	8	**(836)**	(7)	(1,263)
Income/(loss) before tax		**(4,259)**	9,292	18,874
Income tax	9	**(1,237)**	(7,441)	(11,335)
Net income/(loss)		**(5,496)**	1,851	7,538
Attributable to equity holders of the company		**(5,510)**	1,843	7,535
Attributable to non-controlling interests		**14**	8	3
Basic earnings per share (in USD)		**(1.69)**	0.55	2.27
Diluted earnings per share (in USD)		**(1.69)**	0.55	2.27
Weighted average number of ordinary shares outstanding (in millions)		**3,269**	3,326	3,326
Weighted average number of ordinary shares outstanding, diluted (in millions)		**3,277**	3,334	3,335

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in USD million)	Note	Full year 2020	2019	2018
Net income/(loss)		**(5,496)**	1,851	7,538
Actuarial gains/(losses) on defined benefit pension plans	19	**(106)**	427	(110)
Income tax effect on income and expenses recognised in OCI[1]		**19**	(98)	22
Items that will not be reclassified to the Consolidated statement of income		**(87)**	330	(88)
Foreign currency translation effects		**1,064**	(51)	(1,652)
Net gains/(losses) from available for sale financial assets		**0**	0	64
Share of OCI from equity accounted investments	12	**0**	44	(5)
Items that may subsequently be reclassified to the Consolidated statement of income		**1,064**	(7)	(1,593)
Other comprehensive income/(loss)		**977**	323	(1,681)
Total comprehensive income/(loss)		**(4,519)**	2,174	5,857
Attributable to the equity holders of the company		**(4,533)**	2,166	5,855
Attributable to non-controlling interests		**14**	8	3

1) Other Comprehensive Income (OCI).

CONSOLIDATED BALANCE SHEET

(in USD million)	Note	At 31 December 2020	2019
ASSETS			
Property, plant and equipment	10, 22	**65,672**	69,953
Intangible assets	11	**8,148**	10,738
Equity accounted investments	12	**2,262**	1,442
Deferred tax assets	9	**4,974**	3,881
Pension assets	19	**1,310**	1,093
Derivative financial instruments	25	**2,476**	1,365
Financial investments	13	**4,083**	3,600
Prepayments and financial receivables	13	**861**	1,214
Total non-current assets		**89,786**	93,285
Inventories	14	**3,084**	3,363
Trade and other receivables	15	**8,232**	8,233
Derivative financial instruments	25	**886**	578
Financial investments	13	**11,865**	7,426
Cash and cash equivalents	16	**6,757**	5,177
Total current assets		**30,824**	24,778
Assets classified as held for sale	4	**1,362**	0
Total assets		**121,972**	118,063
EQUITY AND LIABILITIES			
Shareholders´ equity		**33,873**	41,139
Non-controlling interests		**19**	20
Total equity	17	**33,892**	41,159
Finance debt*	18	**29,118**	21,754
Lease liabilities*	22	**3,220**	3,191
Deferred tax liabilities	9	**11,224**	9,410
Pension liabilities	19	**4,292**	3,867
Provisions and other liabilities	20	**19,731**	17,951
Derivative financial instruments	25	**676**	1,173
Total non-current liabilities		**68,260**	57,346
Trade, other payables and provisions	21	**10,510**	10,450
Current tax payable		**1,148**	3,699
Finance debt*	18	**4,591**	2,939
Lease liabilities*	22	**1,186**	1,148
Dividends payable	17	**357**	859
Derivative financial instruments	25	**1,710**	462
Total current liabilities		**19,502**	19,557
Liabilities directly associated with the assets classified as held for sale	4	**318**	0
Total liabilities		**88,081**	76,904
Total equity and liabilities		**121,972**	118,063

* Lease liabilities are separated from the line item Finance debt and 2019 is reclassified.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2017	1,180	7,933	34,342	(3,554)	(40)	**39,861**	24	**39,885**
Net income/(loss)			7,535			**7,535**	3	**7,538**
Other comprehensive income/(loss)			(24)	(1,652)	(5)	**(1,681)**		**(1,681)**
Total comprehensive income/(loss)								**5,857**
Dividends	5	333	(3,064)			**(2,726)**		**(2,726)**
Other equity transactions		(19)	0			**(19)**	(8)	**(27)**
At 31 December 2018	1,185	8,247	38,790	(5,206)	(44)	**42,970**	19	**42,990**
Net income/(loss)			1,843			**1,843**	8	**1,851**
Other comprehensive income/(loss)			330	(51)	44	**323**		**323**
Total comprehensive income/(loss)								**2,174**
Dividends			(3,453)			**(3,453)**		**(3,453)**
Share buy-back		(500)				**(500)**		**(500)**
Other equity transactions		(15)	(29)			**(44)**	(7)	**(52)**
At 31 December 2019	1,185	7,732	37,481	(5,258)	0	**41,139**	20	**41,159**
Net income/(loss)			(5,510)			**(5,510)**	14	**(5,496)**
Other comprehensive income/(loss)			(87)	1,064	0	**977**		**977**
Total comprehensive income/(loss)								**(4,519)**
Dividends			(1,833)			**(1,833)**		**(1,833)**
Share buy-back	(21)	(869)				**(890)**		**(890)**
Other equity transactions		(11)	0			**(11)**	(15)	**(25)**
At 31 December 2020	1,164	6,852	30,050	(4,194)	0	**33,873**	19	**33,892**

Refer to note 17 Shareholders' equity and dividends.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in USD million)	Note	2020	Full year 2019	2018
Income/(loss) before tax		**(4,259)**	9,292	18,874
Depreciation, amortisation and net impairment losses	10	**15,235**	13,204	9,249
Exploration expenditures written off	11	**2,506**	777	357
(Gains)/losses on foreign currency transactions and balances		**646**	(224)	166
(Gains)/losses on sale of assets and businesses	4	**18**	(1,187)	(648)
(Increase)/decrease in other items related to operating activities		**918**	1,016	(526)
(Increase)/decrease in net derivative financial instruments	25	**(451)**	(595)	409
Interest received		**162**	215	176
Interest paid		**(730)**	(723)	(441)
Cash flows provided by operating activities before taxes paid and working capital items		**14,045**	21,776	27,615
Taxes paid		**(3,134)**	(8,286)	(9,010)
(Increase)/decrease in working capital		**(524)**	259	1,090
Cash flows provided by operating activities		**10,386**	13,749	19,694
Cash used in business combinations[1]	4	**0**	(2,274)	(3,557)
Capital expenditures and investments		**(8,476)**	(10,204)	(11,367)
(Increase)/decrease in financial investments		**(3,703)**	(1,012)	1,358
(Increase)/decrease in derivative financial instruments		**(620)**	298	238
(Increase)/decrease in other interest bearing items		**202**	(10)	343
Proceeds from sale of assets and businesses	4	**505**	2,608	1,773
Cash flows used in investing activities		**(12,092)**	(10,594)	(11,212)
New finance debt	18	**8,347**	984	998
Repayment of finance debt	18, 22	**(3,332)**	(2,419)	(2,875)
Dividends paid	17	**(2,330)**	(3,342)	(2,672)
Share buy-back	17	**(1,059)**	(442)	0
Net current finance debt and other financing activities		**1,365**	(277)	(476)
Cash flows provided by/(used in) financing activities	18	**2,991**	(5,496)	(5,024)
Net increase/(decrease) in cash and cash equivalents		**1,285**	(2,341)	3,458
Foreign currency translation effects		**294**	(38)	(292)
Cash and cash equivalents at the beginning of the period (net of overdraft)	16	**5,177**	7,556	4,390
Cash and cash equivalents at the end of the period (net of overdraft)	16	**6,757**	5,177	7,556

1) Net after cash and cash equivalents acquired.

Cash and cash equivalents include bank overdrafts which were zero at 31 December 2020, 2019 and 2018.

Interest paid in cash flows provided by operating activities excludes capitalised interest of USD 308 million, USD 480 million and USD 552 million for the years ending 31 December 2020, 2019 and 2018, respectively. Capitalised interest is included in Capital expenditures and investments in cash flows used in investing activities.

Notes to the Consolidated financial statements

1 Organisation

Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Equinor ASA's shares are listed on the Oslo Børs (OSL, Norway) and the New York Stock Exchange (NYSE, USA).

The Equinor group's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products and other forms of energy.

All the Equinor group's oil and gas activities and net assets on the Norwegian continental shelf are owned by Equinor Energy AS, a 100% owned operating subsidiary. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

The Consolidated financial statements of Equinor for the full year 2020 were authorised for issue in accordance with a resolution of the board of directors on 14 March 2021.

2 Significant accounting policies

Statement of compliance
The Consolidated financial statements of Equinor ASA and its subsidiaries (Equinor) have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and with IFRSs as issued by the International Accounting Standards Board (IASB), effective at 31 December 2020.

Basis of preparation
The financial statements are prepared on the historical cost basis with some exceptions, as detailed in the accounting policies set out below. The policies described in this note are, unless otherwise noted, in effect at the balance sheet date. These policies have been applied consistently to all periods presented in these Consolidated financial statements, except as otherwise noted in disclosure related to the impact of policy changes following the adoption of new accounting standards and voluntary changes in 2020. Certain amounts in the comparable years have been restated or reclassified to conform to current year presentation. The subtotals and totals in some of the tables in the notes may not equal the sum of the amounts shown in the primary financial statements due to rounding.

Operating related expenses in the Consolidated statement of income are presented as a combination of function and nature in conformity with industry practice. Purchases [net of inventory variation] and Depreciation, amortisation and net impairment losses are presented in separate lines based on their nature, while Operating expenses and Selling, general and administrative expenses as well as Exploration expenses are presented on a functional basis. Significant expenses such as salaries, pensions, etc. are presented by their nature in the notes to the Consolidated financial statements.

Changes in significant accounting policies in the current period
IFRS 3 Business Combinations
The amendments to IFRS 3, issued in October 2018 and effective from 1 January 2020, introduce clarification to the definition of a business. The amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, and they narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs. The amendments also establish an optional test to identify a concentration of fair value that, if applied and met, would lead to the conclusion that an acquired set of activities and assets is not a business. Equinor has implemented the amendments effective from 1 January 2020. The amendments are applied for relevant transactions that occur on or after the implementation date but have no effect on the financial statements prior to the implementation.

IFRS 16 Leases
IASB issued amendments to IFRS 16 Leases regarding Covid-19-related rent concessions with effective date from 1 June 2020. The amendments permit lessees, as a practical expedient, not to assess whether particular Covid-19-related rent concessions are lease modifications. Therefore, if meeting the conditions, lessees that apply the practical expedient would recognise the amount of rent forgiven on or before 30 June 2021 in income in the year of the concession. In the absence of the practical expedient, it would have been recognised in income over the duration of the contract. For Equinor, these amendments have no material effect, as Equinor has only received immaterial payable rent-reliefs from our lessors.

Other standard amendments and interpretations of standards

Other standard amendments or interpretations of standards effective as of 1 January 2020 and adopted by Equinor, were not material to Equinor's Consolidated financial statements upon adoption.

Standards, amendments to standards, and interpretations of standards, issued but not yet adopted

At the date of these Consolidated financial statements, the following standards, amendments to standards and interpretations of standards applicable to Equinor have been issued but were not yet effective.

Interest rate benchmark reform - amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

Following the decision taken by global regulators to replace Interbank Offered Rates (IBORs) with alternative nearly risk-free rates (RFRs), IASB has released two publications addressing issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an RFR (phase one), and issues that affect financial reporting when an existing interest rate benchmark is replaced with an RFR (phase two), typically modifications to contracts as a result of the reform. The amendments provide specific guidance on how to treat financial assets and financial liabilities where the basis for determining the contractual cash flows changes as a result of interest rate benchmark reform. As a practical expedient, the amendments require an entity to change the basis for determining the contractual cash flows prospectively by revising the effective interest rate. Had the expedient not existed, the financial instrument should be derecognised by such a contractual change, or, if the modification was insubstantial, the carrying value of the financial instrument recalculated and the adjustment recognised as a profit/loss. This practical expedient only applies when the change in the basis for determining the contractual cash flows is necessary as a direct consequence of interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis. Other amendments to a contract that are not a direct result of the IBOR reform but performed at the same time are not part of the exemption, hence follow the normal policies in IFRS 9. The amendments also provide a non-exhaustive list of examples of changes that give rise to a new basis for determining the contractual cash flows that is economically equivalent to the previous basis.

For Equinor, the transition is relevant for issued bonds with floating interest rates, terms of conditions for bank accounts, project financing, legal contracts and joint venture cash calls as well as for derivatives. Equinor is currently gathering data, mapping contracts and quantifying exposures. Currently, the IBOR reform seems to mainly cause work-load effects from updating and exchanging the interest rate terms for thousands of contracts. Equinor's risk management strategy has not changed noticeably following the IBOR reform and we do not expect any material financial impact from the reform.

While the phase one amendments were effective from 1 January 2020, the phase two amendments are mandatory and effective for annual periods beginning on or after 1 January 2021, with earlier application permitted. Equinor will apply the amendments at the effective date.

Other standards, amendments to standards and interpretations of standards

Other standards, amendments to standards, and interpretations of standards, issued but not yet effective, are either not expected to materially impact Equinor's Consolidated financial statements, or are not expected to be relevant to Equinor's Consolidated financial statements upon adoption.

Basis of consolidation

The Consolidated financial statements include the accounts of Equinor ASA and its subsidiaries and include Equinor's interest in jointly controlled and equity accounted investments.

Subsidiaries

Entities are determined to be controlled by Equinor, and consolidated in Equinor's financial statements, when Equinor has power over the entity, ability to use that power to affect the entity's returns, and exposure to, or rights to, variable returns from its involvement with the entity.

All intercompany balances and transactions, including unrealised profits and losses arising from Equinor's internal transactions, have been eliminated.

When partially divesting subsidiaries which do not constitute a business, and the investment is reclassified to an associate or a jointly controlled investment, Equinor only recognises the gain or loss on the divested part.

Non-controlling interests are presented separately within equity in the Consolidated balance sheet.

Joint operations and similar arrangements, joint ventures and associates

A joint arrangement is present where Equinor holds a long-term interest which is jointly controlled by Equinor and one or more other partners under a contractual arrangement in which decisions about the relevant activities require the unanimous consent of the parties sharing control. Such joint arrangements are classified as either joint operations or joint ventures.

The parties to a joint operation have rights to the assets and obligations for the liabilities, relating to their respective share of the joint arrangement. In determining whether the terms of contractual arrangements and other facts and circumstances lead to a classification as joint operations, Equinor considers the nature of products and markets of the arrangements and whether the substance of their agreements is that the parties involved have rights to substantially all the arrangement's assets. Equinor accounts for its share of assets, liabilities, revenues and expenses in joint operations in accordance with the principles applicable to those particular assets, liabilities, revenues and expenses.

Acquisition of ownership shares in joint ventures and other equity accounted investments in which the activity constitutes a business, are accounted for in accordance with the requirements applicable to business combinations.

Those of Equinor's exploration and production licence activities that are within the scope of IFRS 11 Joint Arrangements have been classified as joint operations. A considerable number of Equinor's unincorporated joint exploration and production activities are conducted through arrangements that are not jointly controlled, either because unanimous consent is not required among all parties involved, or no single group of parties has joint control over the activity. Licence activities where control can be achieved through agreement between more than one combination of involved parties are considered to be outside the scope of IFRS 11, and these activities are accounted for on a pro-rata basis using Equinor's ownership share. Currently there are no significant differences in Equinor's accounting for unincorporated licence arrangements whether in scope of IFRS 11 or not.

Joint ventures, in which Equinor has rights to the net assets, are accounted for using the equity method. These currently include the majority of Equinor's investments in the New Energy Solutions (NES) operating segment, presented within the reporting segment 'Other'.

Equinor's participation in joint arrangements that are joint ventures and investments in companies in which Equinor has neither control nor joint control but has the ability to exercise significant influence over operating and financial policies, are classified as equity accounted investments. Under the equity method, the investment is carried on the Consolidated balance sheet at cost plus post-acquisition changes in Equinor's share of net assets of the entity, less distributions received and less any impairment in value of the investment. The part of an equity accounted investment's dividend distribution exceeding the entity's carrying amount in the Consolidated balance sheet is reflected as income from equity accounted investments in the Consolidated statement of income. Equinor will subsequently only reflect the share of net profit in the investment that exceeds the dividend already reflected as income. Goodwill may arise as the surplus of the cost of investment over Equinor's share of the net fair value of the identifiable assets and liabilities of the joint venture or associate. Such goodwill is recorded within the corresponding investment. The Consolidated statement of income reflects Equinor's share of the results after tax of an equity accounted entity, adjusted to account for depreciation, amortisation and any impairment of the equity accounted entity's assets based on their fair values at the date of acquisition. Net income/loss from equity accounted investments is presented as part of Total revenues and other income, as investments in and participation with significant influence in other companies engaged in energy-related business activities is considered to be part of Equinor's main operating activities. Where material differences in accounting policies arise, adjustments to the financial statements of equity accounted entities are made in order to bring the accounting policies applied in line with Equinor's. Material unrealised gains on transactions between Equinor and its equity accounted entities are eliminated to the extent of Equinor's interest in each equity accounted entity. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Equinor assesses investments in equity accounted entities for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Equinor as operator of joint operations and similar arrangements
Indirect operating expenses such as personnel expenses are accumulated in cost pools. These costs are allocated on an hours' incurred basis to business areas and Equinor operated joint operations under IFRS 11 and to similar arrangements (licences) outside the scope of IFRS 11. Costs allocated to the other partners' share of operated joint operations and similar arrangements reduce the costs in the Consolidated statement of income. Only Equinor's share of the statement of income and balance sheet items related to Equinor-operated joint operations and similar arrangements are reflected in the Consolidated statement of income and the Consolidated balance sheet. The accounting for lease contracts in joint operations or similar arrangements depends on whether or not Equinor or all partners equally have the primary responsibility for the lease payments and is described in further detail in the paragraph Leases below.

Reporting segments
Equinor identifies its operating segments (business areas) on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's corporate executive committee (CEC). Equinor combines business areas when these satisfy relevant aggregation criteria.

Equinor's accounting policies as described in this note also apply to the specific financial information included in reporting segments-related disclosure in these Consolidated financial statements, with an exception for leases. Note 3 Segments includes further information about lease accounting in the reporting segments.

Foreign currency translation
In preparing the financial statements of the individual entities, transactions in foreign currencies (those other than functional currency) are translated at the foreign exchange rate at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate at the balance sheet date. Foreign exchange differences arising on translation are recognised in the Consolidated statement of income as foreign exchange gains or losses within Net financial items. Foreign exchange differences arising from the translation of estimate-based provisions, however, generally are

accounted for as part of the change in the underlying estimate and as such may be included within the relevant operating expense or income tax sections of the Consolidated statement of income depending on the nature of the provision. Non-monetary assets that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transactions. Loans from Equinor ASA to subsidiaries with other functional currencies than the parent company, and for which settlement is neither planned nor likely in the foreseeable future, are considered part of the parent company's net investment in the subsidiary. Foreign exchange differences arising on such loans are recognised in Other comprehensive income (OCI) in the Consolidated financial statements.

Presentation currency

For the purpose of preparing the Consolidated financial statements, the statement of income, the balance sheet and the cash flows of each entity are translated from the functional currency into the presentation currency, USD. The assets and liabilities of entities whose functional currencies are other than USD, are translated into USD at the foreign exchange rate at the balance sheet date. The revenues and expenses of such entities are translated using the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation from functional currency to presentation currency are recognised separately in OCI. The cumulative amount of such translation differences relating to an entity and previously recognised in OCI, is reclassified to the Consolidated statement of income and reflected as a part of the gain or loss on disposal of that entity.

Business combinations

Business combinations, except for transactions between entities under common control, are accounted for using the acquisition method of accounting. The acquired identifiable tangible and intangible assets, liabilities and contingent liabilities are measured at their fair values at the date of the acquisition. Acquisition costs incurred are expensed under Selling, general and administrative expenses.

Revenue recognition

Equinor presents Revenue from contracts with customers and Other revenue as a single caption, Revenues, in the Consolidated statement of income.

Revenue from contracts with customers

Revenue from contracts with customers is recognised upon satisfaction of the performance obligations for the transfer of goods and services in each such contract. The revenue amounts that are recognised reflect the consideration to which Equinor expects to be entitled in exchange for those goods and services. Revenue from the sale of crude oil, natural gas, petroleum products and other merchandise is recognised when a customer obtains control of those products, which normally is when title passes at point of delivery, based on the contractual terms of the agreements. Each such sale normally represents a single performance obligation. In the case of natural gas, sales are completed over time in line with the delivery of the actual physical quantities.

Sales and purchases of physical commodities are presented on a gross basis as Revenues from contracts with customers and Purchases [net of inventory variation] respectively in the Consolidated statement of income. When the contracts are deemed financial instruments or part of Equinor's trading activities, they are settled and presented on a net basis. Sales of Equinor's own produced oil and gas volumes are always reflected gross as Revenue from contracts with customers.

Revenues from the production of oil and gas properties in which Equinor shares an interest with other companies are recognized on the basis of volumes lifted and sold to customers during the period (the sales method). Where Equinor has lifted and sold more than the ownership interest, an accrual is recognized for the cost of the overlift. Where Equinor has lifted and sold less than the ownership interest, costs are deferred for the underlift.

Revenue is presented net of customs, excise taxes and royalties paid in-kind on petroleum products.

Other revenue

Items representing a form of revenue, or which are closely connected with revenue from contracts with customers, are presented as Other revenue if they do not qualify as revenue from contracts with customers. These other revenue items include taxes paid in-kind under certain production sharing agreements (PSAs) and the net impact of commodity trading and commodity-based derivative instruments connected with sales contracts or revenue-related risk management.

Transactions with the Norwegian State

Equinor markets and sells the Norwegian State's share of oil and gas production from the Norwegian continental shelf (NCS). The Norwegian State's participation in petroleum activities is organised through the SDFI. All purchases and sales of the SDFI's oil production are classified as purchases [net of inventory variation] and revenues from contracts with customers, respectively. Equinor sells, in its own name, but for the Norwegian State's account and risk, the State's production of natural gas. These sales and related expenditures refunded by the Norwegian State are presented net in the Consolidated financial statements. Natural gas sales made in the name of Equinor subsidiaries are also presented net of the SDFI's share in the Consolidated statement of income, but this activity is reflected gross in the Consolidated balance sheet.

Employee benefits

Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of Equinor.

Research and development
Equinor undertakes research and development both on a funded basis for licence holders and on an unfunded basis for projects at its own risk. Equinor's own share of the licence holders' funding and the total costs of the unfunded projects are considered for capitalisation under the applicable IFRS requirements. Subsequent to initial recognition, any capitalised development costs are reported at cost less accumulated amortisation and accumulated impairment losses.

Income tax
Income tax in the Consolidated statement of income comprises current and deferred tax expense. Income tax is recognised in the Consolidated statement of income except when it relates to items recognised in OCI.

Current tax consists of the expected tax payable on the taxable income for the year and any adjustment to tax payable for previous years. Uncertain tax positions and potential tax exposures are analysed individually, and the most likely amount for probable liabilities to be paid (unpaid potential tax exposure amounts, including penalties) and for assets to be received (disputed tax positions for which payment has already been made) in each case is recognised within Current tax or Deferred tax as appropriate. Interest income and interest expenses relating to tax issues are estimated and recognised in the period in which they are earned or incurred and are presented within Net financial items in the Consolidated statement of income. Uplift benefit on the NCS is recognised when the deduction is included in the current year tax return and impacts taxes payable.

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases, and on unused tax losses and credits carried forward, subject to the initial recognition exemption. The amount of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. In order for a deferred tax asset to be recognised based on future taxable income, convincing evidence is required, taking into account the existence of contracts, production of oil or gas in the near future based on volumes of proved reserves, observable prices in active markets, expected volatility of trading profits, expected foreign currency rate movements and similar facts and circumstances. When an asset retirement obligation or a lease contract is initially reflected in the accounts, a deferred tax liability and a corresponding deferred tax asset are recognised simultaneously and accounted for in line with other deferred tax items.

Oil and gas exploration, evaluation and development expenditures
Equinor uses the successful efforts method of accounting for oil and gas exploration costs. Expenditures to acquire mineral interests in oil and gas properties and to drill and equip exploratory wells are capitalised as exploration and evaluation expenditures within intangible assets until the well is complete and the results have been evaluated, or there is any other indicator of a potential impairment. Exploration wells that discover potentially economic quantities of oil and natural gas remain capitalised as intangible assets during the evaluation phase of the discovery. This evaluation is normally finalised within one year after well completion. If, following the evaluation, the exploratory well has not found potentially commercial quantities of hydrocarbons, the previously capitalised costs are evaluated for derecognition or tested for impairment. Geological and geophysical costs and other exploration and evaluation expenditures are expensed as incurred.

Capitalised exploration and evaluation expenditures, including expenditures to acquire mineral interests in oil and gas properties related to offshore wells that find proved reserves, are transferred from Exploration expenditures and Acquisition costs - oil and gas prospects (Intangible assets) to Property, plant and equipment at the time of sanctioning of the development project. The timing from evaluation of a discovery until a project is sanctioned could take several years depending on the location and maturity, including existing infrastructure, of the area of discovery, whether a host government agreement is in place, the complexity of the project and the financial robustness of the project. For onshore wells where no sanction is required, the transfer from Exploration expenditures and Acquisition cost – oil and gas prospects (Intangible assets) to Property, plant and equipment occurs at the time when a well is ready for production.

For exploration and evaluation asset acquisitions (farm-in arrangements) in which Equinor has made arrangements to fund a portion of the selling partner's exploration and/or future development expenditures (carried interests), these expenditures are reflected in the Consolidated financial statements as and when the exploration and development work progresses. Equinor reflects exploration and evaluation asset dispositions (farm-out arrangements) on a historical cost basis with no gain or loss recognition.

A gain related to a post-tax-based disposition of assets on the NCS includes the release of tax liabilities previously computed and recognised related to the assets in question. The resulting after-tax gain is recognised in full in Other income in the Consolidated statement of income.

Consideration from the sale of an undeveloped part of an onshore asset reduces the carrying amount of the asset. The part of the consideration that exceeds the carrying amount of the asset, if any, is reflected in the Consolidated statement of income under Other income.

Even exchanges (swaps) of exploration and evaluation assets with only immaterial cash considerations are accounted for at the carrying amounts of the assets given up with no gain or loss recognition.

Property, plant and equipment
Property, plant and equipment is reflected at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of an asset retirement obligation, if any, exploration costs transferred from intangible assets and, for qualifying assets, borrowing costs. Proceeds from production ahead of a project's final approval are regarded as 'early production' and is recognised as revenue rather than as a reduction of acquisition cost. Contingent consideration included in the acquisition of an asset or group of similar assets is initially measured at its fair value, with later changes in fair value other than due to the passage of time reflected in the book value of the asset or group of assets, unless the asset is impaired. Property, plant and equipment include costs relating to expenditures incurred under the terms of PSAs in certain countries, and which qualify for recognition as assets of Equinor. State-owned entities in the respective countries, however, normally hold the legal title to such PSA-based property, plant and equipment.

Exchanges of assets are measured at fair value, primarily of the asset given up, unless the fair value of neither the asset received, nor the asset given up is measurable with sufficient reliability.

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets, inspection costs and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will flow to Equinor, the expenditure is capitalised. Inspection and overhaul costs, associated with regularly scheduled major maintenance programmes planned and carried out at recurring intervals exceeding one year, are capitalised and amortised over the period to the next scheduled inspection and overhaul. All other maintenance costs are expensed as incurred.

Capitalised exploration and evaluation expenditures, development expenditure on the construction, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of production wells, and field-dedicated transport systems for oil and gas are capitalised as Producing oil and gas properties within Property, plant and equipment. Such capitalised costs, when designed for significantly larger volumes than the reserves from already developed and producing wells, are depreciated using the unit of production method based on proved reserves expected to be recovered from the area during the concession or contract period. Depreciation of production wells uses the unit of production method based on proved developed reserves, and capitalised acquisition costs of proved properties are depreciated using the unit of production method based on total proved reserves. In the rare circumstances where the use of proved reserves fails to provide an appropriate basis reflecting the pattern in which the asset's future economic benefits are expected to be consumed, a more appropriate reserve estimate is used. Depreciation of other assets and transport systems used by several fields is calculated on the basis of their estimated useful lives, normally using the straight-line method. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. For exploration and production assets, Equinor has established separate depreciation categories which as a minimum distinguish between platforms, pipelines and wells.

The estimated useful lives of property, plant and equipment are reviewed on an annual basis, and changes in useful lives are accounted for prospectively. An item of property, plant and equipment is de-recognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in Other income or Operating expenses, respectively, in the period the item is derecognised.

Assets classified as held for sale
Non-current assets are classified separately as held for sale in the Consolidated balance sheet when their carrying amount will be recovered through a sales transaction rather than through continuing use. This condition is met only when the sale is highly probable, which is when the asset is available for immediate sale in its present condition, and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Liabilities directly associated with the assets classified as held for sale and expected to be included as part of the sale transaction, are correspondingly also classified separately. Once classified as held for sale, property, plant and equipment and intangible assets are not subject to depreciation or amortisation. The net assets and liabilities of a disposal group classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Leases
A lease is defined as a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As a lessee, each contract that meets the definition of a lease is recognised in the Consolidated balance sheet. At the date at which the underlying asset is made available for Equinor, the present value of future lease payments is recognised as a lease liability. A corresponding right-of-use (RoU) asset is recognised, including also lease payments and direct costs incurred at or before the commencement date. Future lease payments are reflected as interest expense and a reduction of lease liabilities. The RoU assets are depreciated over the shorter of each contract's term and the assets' useful life.

The present value of fixed lease payments (or variable lease payments, if the payment depends on an index or a rate) is calculated using the interest rate implicit in the lease, or if that rate cannot be readily determined, Equinor's incremental borrowing rate, for the non-cancellable period Equinor has the right to use the underlying asset. Extension options are included in the lease term if they are considered reasonably certain to be exercised.

Short term leases (12 months or less) and leases of low value assets are not reflected in the Consolidated balance sheet but are expensed or (if appropriate) capitalised as incurred, depending on the activity in which the leased asset is used.

Many of Equinor's lease contracts, such as rig and vessel leases, involve several additional services and components, including personnel cost, maintenance, drilling related activities, and other items. For a number of these contracts, the additional services represent a not inconsiderable portion of the total contract value. Non-lease components within lease contracts is accounted for separately for all underlying classes of assets and reflected in the relevant expense category or (if appropriate) capitalised as incurred, depending on the activity involved.

Where all partners in a licence are considered to share the primary responsibility for lease payments under a contract, the related lease liability and RoU asset will be recognised net by Equinor, on the basis of Equinor's participation interest in the licence. When Equinor is considered to have the primary responsibility for the full external lease payments, the lease liability is recognised gross (100%). Equinor derecognises a portion of the RoU asset equal to the non-operator's interests in the lease, and replace it with a corresponding financial lease receivable, if a financial sublease is considered to exist between Equinor and the licence. A financial sublease will typically exist where Equinor enters into a contract in its own name, has the primary responsibility for the external lease payments, the underlying asset will only be used on one specific licence, and the costs and risks related to the use of the asset are carried by that specific licence.

Intangible assets including goodwill
Intangible assets are stated at cost, less accumulated amortisation and accumulated impairment losses. Intangible assets include acquisition cost for oil and gas prospects, expenditures on the exploration for and evaluation of oil and natural gas resources, goodwill and other intangible assets.

Intangible assets relating to expenditures on the exploration for and evaluation of oil and natural gas resources are not amortised. When the decision to develop a particular area is made, its intangible exploration and evaluation assets are reclassified to Property, plant and equipment.

Goodwill is initially measured at the excess of the aggregate of the consideration transferred and the amount recognised for any noncontrolling interest over the fair value of the identifiable assets acquired and liabilities assumed in a business combination at the acquisition date. Goodwill acquired is allocated to each cash generating unit (CGU), or group of units, expected to benefit from the combination's synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. In acquisitions made on a post-tax basis according to the rules on the NCS, a provision for deferred tax is reflected in the accounts based on the difference between the acquisition cost and the transferred tax depreciation basis. The offsetting entry to such deferred tax amounts is reflected as goodwill, which is allocated to the CGU or group of CGUs on whose tax depreciation basis the deferred tax has been computed.

Other intangible assets with a finite useful life, are depreciated over their useful life using the straight-line method.

Financial assets
Financial assets are initially recognised at fair value when Equinor becomes a party to the contractual provisions of the asset. For additional information on fair value methods, refer to the Measurement of fair values section below. The subsequent measurement of the financial assets depends on which category they have been classified into at inception.

At initial recognition, Equinor classifies its financial assets into the following three categories: Financial investments at amortised cost, at fair value through profit or loss, and at fair value through other comprehensive income based on an evaluation of the contractual terms and the business model applied. Certain long-term investments in other entities, which do not qualify for the equity method or consolidation, are included as at fair value through profit or loss.

Cash and cash equivalents include cash in hand, current balances with banks and similar institutions, and short-term highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in fair value and have a maturity of three months or less from the acquisition date. Short-term highly liquid investments with original maturity exceeding 3 months are classified as current financial investments. Contractually mandatory deposits in escrow bank accounts are included as restricted cash if the deposits are provided as part of the Group's operating activities and therefore is deemed as held for the purpose of meeting short-term cash commitments, and the deposits can be released from the escrow account without undue expenses. Cash and cash equivalents and current financial investment are accounted for at amortised cost or at fair value through profit or loss.

Trade receivables are carried at the original invoice amount less a provision for doubtful receivables which represent expected losses computed on a probability-weighted basis.

Equinor's financial asset impairment losses are measured and recognised based on expected losses.

A part of Equinor's financial investments is managed together as an investment portfolio of Equinor's captive insurance company and is held in order to comply with specific regulations for capital retention. The investment portfolio is managed and evaluated on a fair value basis in accordance with an investment strategy and is accounted for at fair value through profit or loss.

Financial assets are presented as current if they contractually will expire or otherwise are expected to be recovered within 12 months after the balance sheet date, or if they are held for the purpose of being traded. Financial assets and financial liabilities are shown separately in the Consolidated balance sheet, unless Equinor has both a legal right and a demonstrable intention to net settle certain balances payable to and receivable from the same counterparty, in which case they are shown net in the Consolidated balance sheet.

Financial assets are de-recognised when rights to cash flows and risks and rewards of ownership are transferred through a sales transaction or the contractual rights to the cash flows expire, are redeemed, or cancelled. Gains and losses arising on the sale, settlement or cancellation of financial assets are recognised either in interest income and other financial items or in interest and other finance expenses within Net financial items.

Inventories
Commodity inventories are stated at the lower of cost and net realisable value. Cost is determined by the first-in first-out method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses. Inventories of drilling and spare parts are reflected according to the weighted average method.

Impairment
Impairment of property, plant and equipment and intangible assets other than goodwill
Equinor assesses individual assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Assets are grouped into cash generating units (CGUs) which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. Normally, separate CGUs are individual oil and gas fields or plants. Each unconventional asset play is considered a single CGU when no cash inflows from parts of the play can be reliably identified as being largely independent of the cash inflows from other parts of the play. In impairment evaluations, the carrying amounts of CGUs are determined on a basis consistent with that of the recoverable amount. In Equinor's line of business, judgement is involved in determining what constitutes a CGU. Development in production, infrastructure solutions, markets, product pricing, management actions and other factors may over time lead to changes in CGUs such as the disaggregation of one original CGU into several.

In assessing whether a write-down of the carrying amount of a potentially impaired asset is required, the asset's carrying amount is compared to the recoverable amount. The recoverable amount of an asset is the higher of its fair value less cost of disposal and its value in use. Fair value less cost of disposal is determined based on comparable recent arm's length market transactions or based on Equinor's estimate of the price that would be received for the asset in an orderly transaction between market participants. Such fair value estimates are mainly based on discounted cash flow models, using assumed market participants' assumptions, but may also reflect market multiples observed from comparable market transactions or independent third-party valuations. Value in use is determined using a discounted cash flow model. The estimated future cash flows applied in establishing value in use are based on reasonable and supportable assumptions and represent management's best estimates of the range of economic conditions that will exist over the remaining useful life of the assets, as set down in Equinor's most recently approved long-term forecasts. Assumptions and economic conditions in establishing the long-term forecasts are reviewed by management on a regular basis and updated at least annually. See note 10 Property, plant and equipment for a presentation of the most recently updated commodity price assumptions. For assets and CGUs with an expected useful life or timeline for production of expected oil and natural gas reserves extending beyond five years, including planned onshore production from shale assets with a long development and production horizon, the forecasts reflect expected production volumes, and the related cash flows include project or asset specific estimates reflecting the relevant period. Such estimates are established based on Equinor's principles and assumptions and are consistently applied.

In performing a value-in-use-based impairment test, the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate which is based on Equinor's post-tax weighted average cost of capital (WACC). Country risk specific to a project is included as a monetary adjustment to the projects' cash flow. Equinor regards country risk primarily as an unsystematic risk. The cash flow is adjusted for risk that influence the expected cash flow of a project and which is not part of the project itself. The use of post-tax discount rates in determining value in use does not result in a materially different determination of the need for, or the amount of, impairment that would be required if pre-tax discount rates had been used.

Unproved oil and gas properties are assessed for impairment when facts and circumstances suggest that the carrying amount of the asset or CGU to which the unproved properties belong may exceed its recoverable amount, and at least once a year. Exploratory wells that have found reserves, but where classification of those reserves as proved depends on whether major capital expenditure can be justified or where the economic viability of that major capital expenditure depends on the successful completion of further exploration work, will remain capitalised during the evaluation phase for the exploratory finds. Thereafter it will be considered a trigger for impairment evaluation of the well if no development decision is planned for in the near future and there are no firm plans for future drilling in the licence.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer be relevant or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.

Impairment losses and reversals of impairment losses are presented in the Consolidated statement of income as Exploration expenses or Depreciation, amortisation and net impairment losses, on the basis of their nature as either exploration assets (intangible exploration assets) or development and producing assets (property, plant and equipment and other intangible assets), respectively.

Impairment of goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the CGU, or group of units, to which the goodwill relates. Where the recoverable amount of the CGU, or group of units, is less than the carrying amount, an impairment loss is recognised. When impairment testing goodwill originally recognised as an offsetting item to the computed deferred tax provision in a post-tax transaction on the NCS, the remaining amount of the deferred tax provision will factor into the impairment evaluations. Once recognised, impairments of goodwill are not reversed in future periods.

Financial liabilities

Financial liabilities are initially recognised at fair value when Equinor becomes a party to the contractual provisions of the liability. The subsequent measurement of financial liabilities depends on which category they have been classified into. The categories applicable for Equinor are either financial liabilities at fair value through profit or loss or financial liabilities measured at amortised cost using the effective interest method. The latter applies to Equinor's non-current bank loans and bonds.

Financial liabilities are presented as current if the liability is expected to be settled as part of Equinor's normal operating cycle, the liability is due to be settled within 12 months after the balance sheet date, Equinor does not have the right to defer settlement of the liability more than 12 months after the balance sheet date, or if the liabilities are held for the purpose of being traded. Financial liabilities are de-recognised when the contractual obligations are settled, or if they expire, are discharged or cancelled. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognised either in Interest income and other financial items or in Interest and other finance expenses within Net financial items.

Share buy-backs

Where Equinor has either acquired own shares under a share buy-back programme or has placed an irrevocable order with a third party for Equinor shares to be acquired in the market, such shares are reflected as a reduction in equity as treasury shares. The remaining outstanding part of an irrevocable order to acquire shares is accrued for and classified as Trade, other payables and provisions.

Derivative financial instruments

Equinor uses derivative financial instruments to manage certain exposures to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value through profit and loss. The impact of commodity-based derivative financial instruments is recognised in the Consolidated statement of income under Other revenues, as such derivative instruments are related to sales contracts or revenue-related risk management for all significant purposes. The impact of other derivative financial instruments is reflected under Net financial items.

Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Derivative assets or liabilities expected to be recovered, or with the legal right to be settled more than 12 months after the balance sheet date, are classified as non-current. Derivative financial instruments held for the purpose of being traded are however always classified as short term.

Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments, are accounted for as financial instruments. However, contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with Equinor's expected purchase, sale or usage requirements, also referred to as own-use, are not accounted for as financial instruments. Such sales and purchases of physical commodity volumes are reflected in the Consolidated statement of income as Revenue from contracts with customers and Purchases [net of inventory variation], respectively. This is applicable to a significant number of contracts for the purchase or sale of crude oil and natural gas, which are recognised upon delivery.

For contracts to sell a non-financial item that can be settled net in cash, but which ultimately are physically settled despite not qualifying as own use prior to settlement, the changes in fair value prior to settlement is included in gain/(loss) on commodity derivatives. The resulting impact upon physical settlement is shown separately and included in Other revenues. Actual physical deliveries made by Equinor through such contracts are included in Revenue from contracts with customers at contract price.

Derivatives embedded in host contracts which are not financial assets within the scope of IFRS 9 are recognised as separate derivatives and are reflected at fair value with subsequent changes through profit and loss, when their risks and economic characteristics are not closely related to those of the host contracts, and the host contracts are not carried at fair value. Where there is an active market for a commodity or other non-financial item referenced in a purchase or sale contract, a pricing formula will, for instance, be considered to be closely related to the host purchase or sales contract if the price formula is based on the active market in question. A price formula with indexation to other markets or products will however result in the recognition of a separate derivative. Where there is no active market for the commodity or other non-financial item in question, Equinor assesses the characteristics of such a price related embedded derivative to be closely related to the host contract if the price formula is based on relevant indexations commonly used by other market participants. This applies to certain long-term natural gas sales agreements.

Pension liabilities
Equinor has pension plans for employees that either provide a defined pension benefit upon retirement or a pension dependent on defined contributions and related returns. A portion of the contributions are provided for as notional contributions, for which the liability increases with a promised notional return, set equal to the actual return of assets invested through the ordinary defined contribution plan. For defined benefit plans, the benefit to be received by employees generally depends on many factors including length of service, retirement date and future salary levels.

Equinor's proportionate share of multi-employer defined benefit plans are recognised as liabilities in the Consolidated balance sheet to the extent that sufficient information is available, and a reliable estimate of the obligation can be made.

Equinor's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date, reflecting the maturity dates approximating the terms of Equinor's obligations. The discount rate for the main part of the pension obligations has been established on the basis of Norwegian mortgage covered bonds, which are considered high quality corporate bonds. The cost of pension benefit plans is expensed over the period that the employees render services and become eligible to receive benefits. The calculation is performed by an external actuary.

The net interest related to defined benefit plans is calculated by applying the discount rate to the opening present value of the benefit obligation and opening present value of the plan assets, adjusted for material changes during the year. The resulting net interest element is presented in the Consolidated statement of income within Net financial items. The difference between estimated interest income and actual return is recognised in the Consolidated statement of comprehensive income.

Past service cost is recognised when a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or curtailment (a significant reduction by the entity in the number of employees covered by a plan) occurs, or when recognising related restructuring costs or termination benefits. The obligation and related plan assets are re-measured using current actuarial assumptions, and the gain or loss is recognised in the Consolidated statement of income.

Actuarial gains and losses are recognised in full in the Consolidated statement of comprehensive income in the period in which they occur, while actuarial gains and losses related to provision for termination benefits are recognised in the Consolidated statement of income in the period in which they occur. Due to the parent company Equinor ASA's functional currency being USD, the significant part of Equinor's pension obligations will be payable in a foreign currency (i.e. NOK). As a consequence, actuarial gains and losses related to the parent company's pension obligations include the impact of exchange rate fluctuations.

Contributions to defined contribution schemes are recognised in the Consolidated statement of income in the period in which the contribution amounts are earned by the employees.

Notional contribution plans, reported in the parent company Equinor ASA, are recognised as Pension liabilities with the actual value of the notional contributions and promised return at reporting date. Notional contributions are recognised in the Consolidated statement of income as periodic pension cost, while changes in fair value of notional assets are reflected in the Consolidated statement of income under Net financial items.

Periodic pension cost is accumulated in cost pools and allocated to business areas and Equinor operated joint operations (licences) on an hours' incurred basis and recognised in the statement of income based on the function of the cost.

Onerous contracts
Equinor recognises as provisions the net obligation under contracts defined as onerous. Contracts are deemed to be onerous if the unavoidable cost of meeting the obligations under the contract exceeds the economic benefits expected to be received in relation to the contract. The provision for onerous contracts comprises the costs that relate directly to the contract, both incremental costs and an allocation of other costs that relate directly to fulfilling the contracts. A contract which forms an integral part of the operations of a CGU whose assets are dedicated to that contract, and for which the economic benefits cannot be reliably separated from those of the CGU, is included in impairment considerations for the applicable CGU.

Asset retirement obligations (ARO)
Provisions for ARO costs are recognised when Equinor has an obligation (legal or constructive) to dismantle and remove a facility or an item of property, plant and equipment and to restore the site on which it is located, and when a reliable estimate of that liability can be made. The amount recognised is the present value of the estimated future expenditures determined in accordance with local conditions

and requirements. The cost is estimated based on current regulations and technology, considering relevant risks and uncertainties. The discount rate used in the calculation of the ARO is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows, adjusted for a credit premium which reflects Equinor's own credit risk. Normally an obligation arises for a new facility, such as an oil and natural gas production or transportation facility, upon construction or installation. An obligation may also arise during the period of operation of a facility through a change in legislation or through a decision to terminate operations or be based on commitments associated with Equinor's ongoing use of pipeline transport systems where removal obligations rest with the volume shippers. The provisions are classified under Provisions in the Consolidated balance sheet.

When a provision for ARO cost is recognised, a corresponding amount is recognised to increase the related property, plant and equipment and is subsequently depreciated as part of the costs of the facility or item of property, plant and equipment. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding property, plant and equipment. When a decrease in the ARO provision related to a producing asset exceeds the carrying amount of the asset, the excess is recognised as a reduction of Depreciation, amortisation and net impairment losses in the Consolidated statement of income. When an asset has reached the end of its useful life, all subsequent changes to the ARO provision are recognised as they occur in Operating expenses in the Consolidated statement of income. Removal provisions associated with Equinor's role as shipper of volumes through third party transport systems are expensed as incurred.

Measurement of fair values
Quoted prices in active markets represent the best evidence of fair value and are used by Equinor in determining the fair values of assets and liabilities to the extent possible. Financial instruments quoted in active markets will typically include financial instruments with quoted market prices obtained from the relevant exchanges or clearing houses. The fair values of quoted financial assets, financial liabilities and derivative instruments are determined by reference to mid-market prices, at the close of business on the balance sheet date.

Where there is no active market, fair value is determined using valuation techniques. These include using recent arm's-length market transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and pricing models and related internal assumptions. In the valuation techniques, Equinor also takes into consideration the counterparty and its own credit risk. This is either reflected in the discount rate used or through direct adjustments to the calculated cash flows. Consequently, where Equinor reflects elements of long-term physical delivery commodity contracts at fair value, such fair value estimates to the extent possible are based on quoted forward prices in the market and underlying indexes in the contracts, as well as assumptions of forward prices and margins where observable market prices are not available. Similarly, the fair values of interest and currency swaps are estimated based on relevant quotes from active markets, quotes of comparable instruments, and other appropriate valuation techniques.

Critical accounting judgements and key sources of estimation uncertainty
Critical judgements in applying accounting policies
The following are the critical judgements, apart from those involving estimations (see below), that Equinor has made in the process of applying the accounting policies and that have the most significant effect on the amounts recognised in the financial statements:

Revenue recognition - gross versus net presentation of traded SDFI volumes of oil and gas production
As described under Transactions with the Norwegian State above, Equinor markets and sells the Norwegian State's share of oil and gas production from the NCS. Equinor includes the costs of purchase and proceeds from the sale of the SDFI oil production in Purchases [net of inventory variation] and Revenues from contracts with customers, respectively. In making the judgement, Equinor has considered whether it controls the State originated crude oil volumes prior to onwards sales to third party customers. Equinor directs the use of the volumes, and although certain benefits from the sales subsequently flow to the State, Equinor purchases the crude oil volumes from the State and obtains substantially all the remaining benefits. On that basis, Equinor has concluded that it acts as principal in these sales.

Equinor sells, in its own name, but for the Norwegian State's account and risk, the State's production of natural gas. These gas sales, and related expenditures refunded by the State, are shown net in Equinor's Consolidated financial statements. In making the judgement, Equinor concluded that ownership of the gas had not been transferred from the SDFI to Equinor. Although Equinor has been granted the ability to direct the use of the volumes, all the benefits from the sales of these volumes flow to the State. On that basis, Equinor is not considered the principal in the sale of the SDFI's natural gas volumes.

Distinguishing between operators and joint operations as lessees in the application of IFRS 16 Leases
In the oil and gas industry, where activity frequently is carried out through joint arrangements or similar arrangements, the application of IFRS 16 requires evaluations of whether the joint arrangement or its operator is the lessee in each lease agreement and consequently whether such contracts should be reflected gross (100%) in the operator's financial statements, or according to each joint operation partner's proportionate share of the lease.

In many cases where an operator is the sole signatory to a lease contract of an asset to be used in the activities of a specific joint operation, the operator does so implicitly or explicitly on behalf of the joint arrangement. In certain jurisdictions, and importantly for Equinor as this includes the Norwegian continental shelf (NCS), the concessions granted by the authorities establish both a right and an obligation for the operator to enter into necessary agreements in the name of the joint operations (licences).

As is the customary norm in upstream activities operated through joint arrangements, the operator will manage the lease, pay the lessor, and subsequently re-bill the partners for their share of the lease costs. In each such instance, it is necessary to determine whether the operator is the sole lessee in the external lease arrangement, and if so, whether the billings to partners may represent sub-leases, or whether it is in fact the joint arrangement which is the lessee, with each participant accounting for its proportionate share of the lease. Depending on facts and circumstances in each case, the conclusions reached may vary between contracts and legal jurisdictions.

Acquisition accounting
Determining whether an acquisition meets the definition of a business combination requires judgement to be applied on a case-by-case basis. Acquisitions are assessed under the relevant IFRS criteria to establish whether the transaction represents a business combination or an asset purchase, and the conclusion may materially affect the financial statements both in the transaction period and in terms of future periods' operating income. The amendments to IFRS 3, effective from 1 January 2020 and implemented by Equinor, provide clarification to the definition of a business, but do not diminish the fact that critical judgements apply when deciding on whether a transaction is a business combination. Depending on the specific facts, acquisitions of exploration and evaluation licences for which a development decision has not yet been made, have largely been concluded to represent asset purchases.

Key sources of estimation uncertainty
The preparation of the Consolidated financial statements requires that management makes estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses. The estimates are prepared based on tailormade models, while the assumptions on which the estimates are based rely on historical experience, external sources of information and various other factors that management assesses to be reasonable under the current conditions and circumstances. These estimates and assumptions form the basis of making the judgements about carrying values of assets and liabilities when these are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis considering the current and expected future set of conditions.

Equinor is exposed to a number of underlying economic factors which affect the overall results, such as liquids prices, natural gas prices, refining margins, foreign currency exchange rates, market risk premiums and interest rates as well as financial instruments with fair values derived from changes in these factors. In addition, Equinor's results are influenced by the level of production, which in the short term may be influenced by, for instance, maintenance programmes. In the long-term, the results are impacted by the success of exploration, field development and operating activities.

The matters described below are considered to be the most important in understanding the key sources of estimation uncertainty that are involved in preparing these Consolidated financial statements and that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year, and therefore may most significantly impact the amounts reported on the results of operations and the financial position.

Consequences of initiatives to limit climate changes and the energy transition
The effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant components of some of the economic assumptions in our estimations of future cash flow, including for example commodities prices. The results the development of such initiatives may have in the future, and the degree Equinor operations will be affected by them are a source of uncertainty. The assumptions may change which could materialize in different outcomes from the current projected scenarios. This could result in significant changes to accounting estimates, such as economic useful life (affects depreciation period and timing of asset retirement obligations) and value-in-use calculations (affects impairment assessments).

Equinor is transitioning towards becoming a broad energy company, ambitious to be a leading company in the energy transition needed to change the global energy mix for the world to reach the climate targets set out in the Paris Agreement. Estimating global energy demand towards 2050 is an extremely difficult task, assessing the future development in supply and demand, technology change, taxation, tax on emissions, production limits and other important factors, and Equinor's long-term perspectives must be based on scenarios that span these outcomes, building on different plausible combinations of assumptions for where global energy markets may develop. These different scenarios are continually used as a backdrop when considering accounting estimates.

Equinor aims to be leading in the energy transition and has the ambition to become a net-zero energy company by 2050. However, despite a record drop in global emissions in 2020, the world is far from doing enough to achieve a decisive decline needed to achieve net-zero emissions by 2050 in support of the Paris Agreement. It is Equinor's belief that in order to reach a scenario with less than a 2 degrees Celsius increase, global energy-related CO_2-emissions must drop 4% on average every single year and by two thirds within 2050. This can only be reached by a combination of changing the energy mix from fossil fuels to renewable energy and slowing the economic growth in industrialised regions in favour of emerging regions where economic growth accelerate. A reprising of goods and services must provide incentives for wealthier countries to reduce waste and overconsumption. Equinor's commodity price assumptions that are used for value-in-use impairment testing are set in accordance with accounting regulations that require such estimates to be based on management's best estimate of the development of relevant current circumstances and the likely future development of such circumstances. This includes the energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risk, technology and cost development and other factors. The best estimate price-set is currently not equal to a price-set in accordance with the achievements of the goals in the Paris Agreement as described in the WEO sustainability development scenerio. A future change in the trajectory of how the world acts with regards to implementing actions in accordance with a net-zero energy environment, supporting the goals in the Paris Agreement, could hence have a negative impact on the valuation of Equinor's oil and gas assets. See note 10 Property, plant and equipment for an impairment sensitivity based on a price set considered in alignment with the goals in the Paris Agreement.

The Covid-19 pandemic
During 2020, the Covid-19 pandemic has slowed economic growth and had dramatic consequences for energy demand, particularly mobility fuels. The collapse in commodity prices seen in the first half of 2020, though followed by a partial rebound in the second half, significantly impacted the energy industry and Equinor by an unprecedented decrease in short term demand and increased uncertainty with regards to the phase of recovery and future oil and gas demand. The increasing momentum and commitment towards a transition into a low carbon future aided by technological advances and decreasing cost of renewable energy has also increased the uncertainty in estimating the future development in supply and demand. According to the International Energy Agency (IEA), Global energy demand in 2020 was estimated to drop by 5-6%. The OPEC+ agreement to continue production cuts of some 7 mmboe per day in the first quarter of 2021 to clear surpluses built up over the pandemic, has supported prices to levels not seen since January 2020. When setting Equinor's estimates for global supply, demand and commodity prices, management has factored in the effects of global roll-out of vaccines during 2021, allowing an accelerated re-opening of the economy through the year. Even though we expect the cyclical economic upturn to continue into 2022 where GDP growth rates should normalise from the effects of the pandemic, we expect the global oil demand never to reach pre-pandemic levels. But second and third wave Covid-19 lockdowns which continue to dampen demand are likely to put a cap on prices in the short-term. We acknowledge that the speed and effect of global vaccination as well as the scope of monetary and fiscal governmental stimuli will affect the economy, the outlook is highly uncertain and dominated by downside risks such as virus infection flare-ups, high unemployment suppressing consumption and increasing public and private debt levels, and as such the full resulting operational and economic impact for Equinor cannot be fully ascertained at this time.

Apart from the financial impact, Equinor has only experienced immaterial effects on production from assets in operation, due to actions taken to maintain and secure safe production during the pandemic. Minor virus outbreaks at some of our facilities have occurred, but effective measures such as isolation and quarantines combined with social distancing and increased sanitation requirements have prevented production shutdown, and operations have not been significantly impacted. For projects under development, the Covid-19 pandemic has impacted progress due to personnel limitations on offshore and onshore facilities / yards due to infection control measures and associated travel restrictions for migrant workforce. The situation is still unpredictable and may have additional consequences for the progress and costs of our projects.

Actions taken to mitigate the impact of the pandemic and commodity price decline, including the USD 3 billion action plan implemented in the spring of 2020, have had consequences on investment level and activity level in general. Capital expenditure has been reduced during 2020, representing both final reductions (stopped projects i.e. based on updated future price estimates and break-even levels) and changes with regards to scope and timing. As a result, some value creation has been cut or delayed. Part of cost improvements and cost cuts identified and implemented during 2020 as part of the action plan are expected to be of a sustainable nature and impact future cost levels. Cost related to activities postponed from 2020 due to the pandemic will impact cost when these activities are carried out.

Energy demand development and commodity prices
During 2020, Equinor has revised the future short- and long-term commodity price assumptions, and while Covid-19 has had a significant effect on the energy demand in 2020 and is expected to still have an effect on short term prices, the energy and climate change politics, population and economic growth, technology development and such other factors are expected to have a more pervasive effect on the energy demand development, energy mix development and commodity prices for oil and gas for decades to come. The revised assumptions have led to significant impairment of assets, and we refer to note 10 Property, plant and equipment for management's best estimate of future commodity prices and the portfolio's sensitivity to additional impairments for an additional decline of commodity prices of 30% over the lifetime of the assets. A 30% decline in commodity prices for the period up until 2050 represents management's best estimate of a reasonably possible change, considering the beforementioned circumstances.

Oil and gas reserves estimates
Reserves estimates are complex and based on a high degree of professional judgement involving geological and engineering assessments of in-place hydrocarbon volumes, the production, historical recovery and processing yield factors and installed plant operating capacity. Recoverable oil and gas quantities are always uncertain. The reliability of these estimates at any point in time depends on both the quality and availability of the technical and economic data and the efficiency of extracting and processing the hydrocarbons. Reserves quantities are, by definition, discovered, remaining, recoverable and economic.

Proved oil and gas reserves
Proved oil and gas reserves may impact the carrying amounts of oil and gas producing assets, as changes in the proved reserves, for instance as a result of changes in prices, will impact the unit of production rates used for depreciation and amortisation. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations. Unless evidence indicates that renewal is reasonably certain, estimates of proved reserves only reflect the period before the contracts providing the right to operate expire. For future development projects,

proved reserves estimates are included only where there is a significant commitment to project funding and execution and when relevant governmental and regulatory approvals have been secured or are reasonably certain to be secured.

Proved reserves are divided into proved developed and proved undeveloped reserves. Proved developed reserves are to be recovered through existing wells with existing equipment and operating methods, or where the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major capital expenditure is required for recompletion. Undrilled well locations can be classified as having proved undeveloped reserves if a development plan is in place indicating that they are scheduled to be drilled within five years, unless specific circumstances justify a longer time horizon. Specific circumstances are for instance fields which have large up-front investments in offshore infrastructure, such as many fields on the NCS, where drilling of wells is scheduled to continue for much longer than five years. For unconventional reservoirs where continued drilling of new wells is a major part of the investments, such as the US onshore assets, the proved reserves are always limited to proved well locations scheduled to be drilled within five years.

Proved oil and gas reserves have been estimated by internal qualified professionals on the basis of industry standards and are governed by the oil and gas rules and disclosure requirements in the U.S. Securities and Exchange Commission (SEC) regulations S-K and S-X, and the Financial Accounting Standards Board (FASB) requirements for supplemental oil and gas disclosures. The estimates have been based on a 12-month average product price and on existing economic conditions and operating methods as required, and recovery of the estimated quantities have a high degree of certainty (at least a 90% probability). An independent third party has evaluated Equinor's proved reserves estimates, and the results of this evaluation do not differ materially from Equinor's estimates.

Expected oil and gas reserves
Changes in the expected oil and gas reserves, for instance as a result of changes in prices, may materially impact the amounts of asset retirement obligations, as a consequence of timing of the removal activities, and value-in-use calculations for oil and gas assets, possibly affecting impairment testing and also the recognition of deferred tax assets. Expected oil and gas reserves are the estimated remaining, commercially recoverable quantities, based on Equinor's judgement of future economic conditions, from projects in operation or decided for development. Recoverable oil and gas quantities are always uncertain. As per Equinor's internal guidelines, expected reserves are defined as the 'forward looking mean reserves' when based on a stochastic prediction approach. In some cases, a deterministic prediction method is used, in which case the expected reserves is the deterministic base case or best estimate. Expected reserves are therefore typically larger than proved reserves as defined by the SEC, which are high confidence estimates with at least a 90% probability of recovery when a probabilistic approach is used. Expected oil and gas reserves have been estimated by internal qualified professionals on the basis of industry standards and classified in accordance with the Norwegian resource classification system issued by the Norwegian Petroleum Directorate.

Exploration and leasehold acquisition costs
Equinor capitalises the costs of drilling exploratory wells pending determination of whether the wells have found proved oil and gas reserves. Equinor also capitalises leasehold acquisition costs and signature bonuses paid to obtain access to undeveloped oil and gas acreage. Judgements as to whether these expenditures should remain capitalised, be de-recognised or written down in the period may materially affect the carrying values of these assets and consequently, the operating income for the period.

Impairment/reversal of impairment
Equinor has significant investments in property, plant and equipment and intangible assets. Changes in the circumstances or expectations of future performance of an individual asset may be an indicator that the asset is impaired, requiring it's carrying amount to be written down to its recoverable amount. Impairments are reversed if conditions for impairment are no longer present. In certain circumstances, due to technological changes, as a result of the transition from fossil fuels to renewable energy to limit global warming or for other reasons causing a significant global drop in demand and commodity prices, there is a possible risk that certain investments in upstream production of fossil energy, especially those with a long time horizon, can be impaired to such a degree that production shuts down, never to commence – so-called "stranded assets". Equinor does not have any stranded assets as of now. Evaluating whether an asset is impaired or if an impairment should be reversed requires a high degree of judgement and may to a large extent depend upon the selection of key assumptions about the future.

The key assumptions used will bear the risk of change based on the inherent volatile nature of macro-economic factors such as future commodity prices or discount rate and uncertainty in asset specific factors such as reserve estimates and operational decisions impacting the production profile or activity levels for our oil and natural gas properties. Changes in foreign currency exchange rates will also affect value-in-use, especially for NCS-assets, where the functional currency is NOK. The continued development of the Covid-19 pandemic and the mitigating actions performed by governmental health authorities, and the unknown speed of the new energy transition, cause a volatile market environment, with difficult conditions for predictions and setting reasonable key assumptions. When estimating the recoverable amount, the expected cash flow approach is applied to reflect uncertainties in timing and amounts inherent in the assumptions used in the estimated future cash flows, including pandemic-related or climate-related matters affecting those assumptions. For example, Covid-19 effects have been factored into the estimated future cash flows with a reduced demand for oil and gas and lower commodity prices, particularly for the short term. Climate-related matters (see also section above related to consequences of initiatives to limit climate changes and the energy transition) are expected to have more pervasive effects on the energy industry, affecting not only supply, demand and commodity prices, but also technology-changes, increased emission-related levies and other matters with mainly mid-term and long-term effects. These effects have been factored into the price assumptions used for estimating future cash flows using probability-weighted scenario analyses.

Unproved oil and gas properties are assessed for impairment when facts and circumstances suggest that the carrying amount of the relevant asset or CGU may exceed its recoverable amount, and at least annually. If, following evaluation, an exploratory well has not found proved reserves, the previously capitalised costs are tested for impairment. Subsequent to the initial evaluation phase for a well, it will be considered a trigger for impairment testing of a well if no development decision is planned for the near future and there is no firm plan for future drilling in the licence. Impairment of unsuccessful wells is reversed, as applicable, to the extent that conditions for impairment are no longer present.

Where recoverable amounts are based on estimated future cash flows, reflecting Equinor's, market participants' and other external sources' assumptions about the future and discounted to their present value, the estimates involve complexity. Impairment testing requires long-term assumptions to be made concerning a number of economic factors such as future market prices, refinery margins, foreign currency exchange rates and future output, discount rates, impact of the timing of tax incentive regulations, and political and country risk among others, in order to establish relevant future cash flows. Long-term assumptions for major economic factors are made at a group level, and there is a high degree of reasoned judgement involved in establishing these assumptions, in determining other relevant factors such as forward price curves, in estimating production outputs and in determining the ultimate terminal value of an asset. The phase and strength of the energy transition and the ambition of a net-zero emission by 2050 in accordance with the Paris Agreement is uncertain and will impact management assessment of future commodity prices and consequently the value of Equinor's oil and gas assets. A global tax on CO_2 emissions will have a negative impact on the valuation of Equinor's oil and gas assets, but this risk is partially mitigated by Equinor's currently applied internal carbon price of USD 56 per tonne carbon dioxide equivalent to all potential projects and investments. In countries where the actual or predicted carbon price is higher (such as in Norway where both a CO_2 tax and the EU Emission Trading System apply), Equinor applies the actual or expected cost. The Norwegian government has in 2021 announced their intentions to increase the tax on CO_2 emissions from NOK 590 per tonne to NOK 2000 per tonne by the year 2030. Compared to Equinor's estimates at 31 December 2020, it is expected that the cost increase for Equinor for the year 2030 will be approximately USD 0.4 billion pre-tax. Such an increase will affect the value-in-use calculations used for impairment evaluations for assets where this tax applies.

Asset retirement obligations
Equinor has significant obligations to decommission and remove offshore installations at the end of the production period. Establishing the appropriate estimates for such obligations involve the application of judgement and involve an inherent risk of significant adjustments. The costs of decommissioning and removal activities require revisions due to changes in current regulations and technology while considering relevant risks and uncertainties. Most of the removal activities are many years into the future, and the removal technology and costs are constantly changing. The speed of the transition to new renewable energy may also influence the timing of the production period, hence the timing of the removal activities. The estimates include assumptions of norms, rates and time required which can vary considerably depending on the assumed removal complexity. Moreover, changes in the discount rate and foreign currency exchange rates may impact the estimates significantly. As a result, the initial recognition of the liability and the capitalised cost associated with decommissioning and removal obligations, and the subsequent adjustment of these balance sheet items, involve the application of significant judgement.

Income tax
Every year Equinor incurs significant amounts of income taxes payable to various jurisdictions around the world and may recognize significant changes to deferred tax assets and deferred tax liabilities. There may be uncertainties related to interpretations of applicable tax laws and regulations regarding amounts in Equinor's tax returns, which are filed in a considerable number of tax regimes. For cases of uncertain tax treatments, it may take several years to complete the discussions with relevant tax authorities or to reach resolutions of the appropriate tax positions through litigation.

The carrying values of income tax related assets and liabilities are based on Equinor's interpretations of applicable laws, regulations and relevant court decisions. The quality of these estimates, including the most likely outcomes of uncertain tax treatments, is highly dependent upon proper application of at times very complex sets of rules, the recognition of changes in applicable rules and, in the case of deferred tax assets, management's ability to project future earnings from activities that may apply loss carry forward positions against future income taxes.

The Covid-19 pandemic has increased the uncertainty in determining key business assumptions used to assess the recoverability of deferred tax assets through sufficient future taxable income before tax losses expire. Climate-related matters and the transition to carbon-neutral energy-consumption globally could also influence Equinor's future taxable profits, and ability to utilise tax losses carried forward and the recognition of deferred tax assets in certain tax jurisdictions.

Levies and other government takes

Equinor has a global business and these activities are subject to different indirect taxes in various jurisdictions around the world. In these jurisdictions, governments can respond to global or local development, including climate related matters, public fiscal balance and other political trends by issuing new laws or other regulations stipulating changes in value added tax, tax on emissions, customs duties or other levies which can affect profitability and even the viability on Equinor's business in that jurisdiction. Equinor mitigates this risk by using local legal representatives and staying up to date with the legislation in the jurisdictions where activities are carried out. Occasionally, legal disputes arise from difference in interpretations and we refer to note 23 Other commitments, contingent liabilities and contingent assets for a presentation of contingent liabilities arising from such legal proceedings.

3 Segments

Equinor's operations are managed through the following operating segments (business areas): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Development & Production USA (DPUSA), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The development and production business areas are responsible for the commercial development of the oil and gas portfolios within their respective geographical areas: DPN on the Norwegian continental shelf, DPB in Brazil, DPUSA in USA and DPI worldwide outside of DPN, DPB and DPUSA.

Exploration activities are managed by the EXP business area, which has the global responsibility across the group for discovery and appraisal of new resources. Exploration activities are allocated to and presented in the respective development and production business areas.

TPD is responsible for the global project portfolio, well delivery, new technology and sourcing across Equinor. The activities are allocated and presented in the respective business areas receiving the deliveries.

The MMP business area is responsible for marketing and trading of oil and gas commodities (crude, condensate, gas liquids, products, natural gas and liquified natural gas), electricity and emission rights, as well as transportation, processing and manufacturing of the above-mentioned commodities, operations of refineries, terminals and processing - and power plants and low carbon solutions including carbon capture and storage which was previously the responsibility of the NES business area.

The NES business area is responsible for wind parks and other renewable energy solutions.

The business areas DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar revenue growth, net operating income, the assets' long-term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production USA (E&P USA) and MMP consists of the business areas DPN, DPUSA and MMP respectively. The business areas NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these areas. The majority of costs within the business areas GSB, TPD and EXP are allocated to the E&P International, E&P Norway, E&P USA and MMP reporting segments.

As from the second quarter of 2020, Equinor changed its internal reporting to management (CEC), impacting the composition of Equinor's operating and reporting segments. Equinor's upstream activities in the USA is from the second quarter reported separately to management. The fact that such information is also considered to be valuable for the users of the financial statements, resulted in the exploration and production activities in the USA as of the second quarter of 2020 were considered a separate operating- and reporting segment. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment. The new structure has been reflected retrospectively with restated comparable figures.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

Segment data for the years ended 31 December 2020, 2019 and 2018 are presented below. The measurement basis of segment profit is net operating income/(loss). In the tables below, deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to property, plant and equipment (PP&E), intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenue in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to property, plant and equipment (PP&E), intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Full year 2020 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	91	452	368	44,605	249	0	45,765
Revenues inter-segment	11,804	3,183	2,247	309	4	(17,547)	0
Net income/(loss) from equity accounted investments	0	(146)	0	31	168	0	53
Total revenues and other income	11,895	3,489	2,615	44,945	421	(17,547)	45,818
Purchases [net of inventory variation]	(0)	(72)	0	(38,072)	1	17,157	(20,986)
Operating, selling, general and administrative expenses	(2,829)	(1,440)	(1,313)	(5,060)	419	685	(9,537)
Depreciation, amortisation and net impairment losses	(5,546)	(3,471)	(3,824)	(1,453)	(940)	0	(15,235)
Exploration expenses	(423)	(2,071)	(990)	0	1	0	(3,483)
Total operating expenses	(8,798)	(7,054)	(6,127)	(44,586)	(519)	17,842	(49,241)
Net operating income/(loss)	3,097	(3,565)	(3,512)	359	(98)	296	(3,423)
Additions to PP&E, intangibles and equity accounted investments	4,851	2,608	1,068	190	1,044	0	9,761
Balance sheet information							
Equity accounted investments	3	1,125	0	92	1,042	0	2,262
Non-current segment assets	35,833	17,329	12,376	4,147	4,135	0	73,820
Non-current assets not allocated to segments							13,704
Total non-current assets							89,786

Full year 2019 (in USD million)	E&P Norway	E&P International (restated)	E&P USA (restated)	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	1,048	1,685	441	60,491	527	0	64,194
Revenues inter-segment	17,769	4,376	3,792	439	4	(26,379)	0
Net income/(loss) from equity accounted investments	15	24	6	25	93	0	164
Total revenues and other income	18,832	6,085	4,239	60,955	624	(26,379)	64,357
Purchases [net of inventory variation]	(1)	(34)	0	(54,454)	(1)	24,958	(29,532)
Operating, selling, general and administrative expenses	(3,284)	(1,684)	(1,668)	(4,897)	272	793	(10,469)
Depreciation, amortisation and net impairment losses	(5,439)	(2,228)	(4,133)	(600)	(804)	0	(13,204)
Exploration expenses	(478)	(668)	(709)	0	0	0	(1,854)
Total operating expenses	(9,201)	(4,614)	(6,510)	(59,951)	(533)	25,750	(55,058)
Net operating income/(loss)	9,631	1,471	(2,271)	1,004	92	(629)	9,299
Additions to PP&E, intangibles and equity accounted investments	7,316	2,851	3,004	788	823	0	14,782
Balance sheet information							
Equity accounted investments	3	321	0	90	1,028	0	1,442
Non-current segment assets	33,795	20,784	16,774	5,124	4,214	0	80,691
Non-current assets not allocated to segments							11,152
Total non-current assets							93,285

Full year 2018 (in USD million)	E&P Norway	E&P International (restated)	E&P USA (restated)	MMP	Other	Eliminations	Total
Revenues third party, other revenues and other income	588	2,758	423	75,487	45	0	79,301
Revenues inter-segment	21,877	5,195	3,991	291	2	(31,355)	0
Net income/(loss) from equity accounted investments	10	23	8	16	234	0	291
Total revenues and other income	22,475	7,978	4,421	75,794	280	(31,355)	79,593
Purchases [net of inventory variation]	2	(23)	(3)	(69,296)	(0)	30,805	(38,516)
Operating, selling, general and administrative expenses	(3,270)	(1,569)	(1,437)	(4,377)	(288)	653	(10,286)
Depreciation, amortisation and net impairment losses	(4,370)	(2,394)	(2,198)	(215)	(72)	0	(9,249)
Exploration expenses	(431)	(586)	(387)	0	0	0	(1,405)
Total operating expenses	(8,069)	(4,575)	(4,022)	(73,888)	(360)	31,458	(59,456)
Net operating income /(loss)	14,406	3,402	400	1,906	(79)	103	20,137

Most of the renewable assets in Equinor Group are accounted for using the equity method and the results are presented in the Other reporting segment. The net income from the equity accounted investments within the operating segment NES was USD 163 million in the full year 2020, USD 95 million in 2019 and USD 234 million in 2018.

See note 4 Acquisitions and disposals for information on transactions that affect the different segments.

See note 10 Property, plant and equipment for further information on impairment losses and impairment reversals that affect the different segments.

See note 11 Intangible assets for information on impairment losses and impairment reversals that affect the different segments.

See note 23 Other commitments, contingent liabilities and contingent assets for information on contingencies that affect the segments.

Revenues from contracts with customers by geographical areas

Equinor has business operations in more than 30 countries. When attributing the line item Revenues third party, other revenue and other income to the country of the legal entity executing the sale for 2020, Norway constitutes 80% and USA constitutes 14%. For 2019 the revenues to Norway and USA constituted 75% and 18% respectively, and for 2018 75% and 18% respectively.

Non-current assets by country

	At 31 December	
(in USD million)	2020	2019
Norway	42,192	40,292
USA	13,172	17,776
Brazil	8,203	8,724
UK	4,398	5,657
Azerbaijan	1,683	1,598
Canada	1,527	1,672
Russia	973	447
Denmark	953	984
Algeria	808	915
Angola	725	1,564
Other countries	1,447	2,504
Total non-current assets[1]	76,082	82,133

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Revenues from contracts with customers and other revenues

(in USD million)	2020	2019	2018
Crude oil	24,509	33,505	40,948
Natural gas[1]	7,213	11,281	14,070
- European gas	5,839	9,366	11,675
- North American gas	1,010	1,359	1,581
- Other incl LNG	363	556	814
Refined products	6,534	10,652	13,124
Natural gas liquids	5,069	5,807	7,167
Transportation	1,083	967	1,033
Other sales	681	445	903
Total revenues from contracts with customers	45,088	62,657	77,246
Over/Under lift			137
Taxes paid in-kind	93	344	865
Physically settled commodity derivatives[2]	209	(1,086)	488
Gain/(loss) on commodity derivatives	108	732	(216)
Other revenues	256	265	36
Total other revenues	665	254	1,309
Revenues	45,753	62,911	78,555

1) Retrospectively applied the disaggregation of Natural gas revenues in the 2018 financial statements.

2) Retrospectively reclassified Physically settled commodity derivatives to Total other revenues, previously presented as Natural gas revenue included in Total revenues from contracts with customers in the 2018 financial statements.

4 Acquisitions and disposals

2020

Acquisition onshore Russia
In the fourth quarter of 2020, Equinor closed a transaction with Rosneft to acquire a 49% interest in the limited liability company LLC KrasGeoNaC (KGN) which holds twelve conventional onshore exploration and production licences in Eastern Siberia. The cash consideration at closing, including interim period adjustment, was USD 384 million. In addition to the cash consideration, Equinor recognised a contingent consideration of USD 145 million related to future exploration expenses. The total consideration for the acquisition of USD 529 million has been accounted using equity method in the line item Equity accounted investment and reported in the E&P International segment.

As part of this agreement, Equinor extinguished its exploration commitments offshore in the Sea of Okhotsk and as such has no outstanding obligations in that area. The previous commitment in the Sea of Okhotsk has been charged to the income statement at estimated fair value of USD 166 million. The charge has been accounted as Net income/(loss) from equity accounted investments in the E&P International segment.

Divestment of 10% interest in Dogger Bank Farm A and B
In the fourth quarter of 2020, Equinor entered into an agreement with Eni to sell a 10% equity interest in the Dogger Bank Wind Farm A and B assets in the UK for a total consideration of around GBP 202.5 million (USD 273 million). The financial close was reached at 26 February 2021 and the total consideration after adjustments was GBP 206.4 million. The carrying amount of the interests to be disposed of is insignificant and is classified as held for sale. After closing, the new overall shareholding in Dogger Bank A and Dogger Bank B will be SSE (40%), Equinor (40%) and Eni (20%). Subsequent to closing in 2021, the gain will be presented in the line item Other income in the Consolidated statement of income in the operating segment NES included in the Other segment. See note 26 Subsequent events for further information.

Bakken onshore unconventional field
Bakken onshore unconventional field has been classified as held for sale. The assets and liabilities related to Bakken field is included in the reporting segment E&P USA. Equinor has together with a deal advisor actively marketed Bakken, and an agreement to sell was agreed 9 February 2021, see note 26 Subsequent events. Equinor has recognized an impairment to the estimated fair value, see note 3 Segments.

Divestment of non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast
In the third quarter of 2020, Equinor entered into an agreement with BP to sell 50% of the non-operated interests in the Empire Wind and Beacon Wind assets for a total consideration before adjustments of USD 1.1 billion of which USD 500 million was prepaid at the end of December 2020, presented in the line items Cash and cash equivalents and Trade, other payables and provisions in the Consolidated balance sheet. Through this transaction, the two companies have established a strategic partnership for further growth within offshore wind in the US. Following the transaction, Equinor will remain the operator with a 50% interest. The 100% interest share has been reclassified as held for sale. After the transaction Equinor will account for the interest as a joint venture using equity method of accounting. The transaction was closed 29 January 2021 and the gain related to the disposed interests was recognised. For further information see note 26 Subsequent events. Upon transaction closing, the gain will be presented in the line item Other income in the Consolidated statement of income in the operating segment NES which is included in the Other segment.

Divestment of remaining shares in Lundin
In the second quarter of 2020, Equinor closed the divestment of its remaining (4.9%) financial shareholding in Lundin Energy AB (formerly Lundin Petroleum AB). The consideration was SEK 3.3 billion (USD 0.3 billion). The impact on the Consolidated statement of income in the second quarter was a loss of USD 0.1 billion and was recognised in the line item Interest income and other financial items.

Investment in interest onshore Argentina
In the first quarter of 2020, Equinor closed a transaction to acquire a 50% ownership share in SPM Argentina S.A (SPM) from Schlumberger Production Management Holding Argentina B.V. Shell acquired the remaining 50% ownership share of SPM. SPM holds a 49% interest in the Bandurria Sur onshore block in Argentina, and the block is in the pilot phase of development. The consideration including final adjustments is USD 187 million. In the second quarter, Equinor increased its shareholding in the Bandurria Sur by 5.5% to 30% for a final consideration of USD 44 million. The investment in SPM is accounted for as a joint venture using the equity method and reported in the E&P International segment.

2019

Divestment of interest in Arkona offshore windfarm
In the fourth quarter of 2019 Equinor closed an agreement to sell a 25% ownership interest in the AWE-Arkona-Windpark Entwicklunds-GMBH to EIP Offshore Wind Germany I Holding GMBH for a total amount of EUR 475 million (USD 526 million) including interim period settlement. Following the transaction, Equinor retains a 25% interest in the Arkona offshore windfarm. RWE Renewables will remain the operator with a 50% interest. A gain of USD 212 million has been presented in the line item Other income in the Consolidated statement of income in the Other segment.

Divestment of interest in Eagle Ford asset in the onshore USA
In the fourth quarter of 2019 Equinor closed an agreement to sell all its interests in the Eagle Ford onshore asset as well as all of Equinor's shares in Edwards Lime Gathering LLC for a consideration of USD 352 million. An immaterial loss has been presented in the line item Operating expenses in the Consolidated statement of income. The loss on sale is presented in the E&P USA segment.

Acquisition of interest in the Caesar Tonga field in the Gulf of Mexico
In the third quarter of 2019 Equinor received governmental approval and closed a deal to acquire preferential rights to an additional 22.45% interest in the Caesar Tonga oil field from Shell Offshore Inc. The total consideration, including interim period settlement, was USD 813 million in cash. The assets and liabilities related to the acquired interests have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in increased assets of USD 850 million and increased liabilities of USD 37 million. The transaction increased Equinor's interest in the field from 23.55% to 46.00%. The transaction was recognised in the E&P USA segment.

Acquisition of interest in the Johan Sverdrup field and divestment of Lundin Energy AB shares
In the third quarter of 2019 Equinor closed a deal to divest a 16% shareholding in Lundin Energy AB (Lundin) for a direct interest of 2.6% in the Johan Sverdrup field in addition to a cash consideration. The consideration for the Lundin shares was SEK 14,510 million (USD 1,508 million) at the closing date, while the consideration for the Johan Sverdrup interest was USD 981 million including interim period settlement.

On 5 August 2019 the divestment of the shares in Lundin was closed, and Equinor recognised a gain of USD 837 million including recycling of other comprehensive income and a fair value adjustment of the remaining 4.9% shares (subsequent to Lundin redeeming the acquired shares). The gain on the divested interest is presented in the line item Other income in the E&P Norway segment.

After the divestment the remaining investment in Lundin is recognised at fair value through profit and loss and classified as non-current financial investment in the balance sheet.

On 30 August 2019 the acquisition of 2.6% of the Johan Sverdrup field was closed. The acquired interest has been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in increased assets of USD 1,580 million, including goodwill of USD 612 million, increased deferred tax of USD 612 million and other changes of USD 13 million. The acquisition has been accounted for in the E&P Norway segment.

Both transactions were tax-exempted.

Swap of interests in the Norwegian Sea and the North Sea region of the Norwegian continental shelf
In the second quarter of 2019 Equinor and Faroe Petroleum closed a swap transaction in the Norwegian Sea and the North Sea region of the Norwegian continental shelf (NCS) with no cash effect at the effective date. The effective date of the swap transaction is 1 January 2019. The assets and liabilities related to the acquired interests have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in increased assets of USD 280 million, including goodwill of USD 82 million, and increased liabilities of USD 97 million. In the third quarter of 2019 the purchase price allocation was finalised with no significant change compared to initial recognition. A gain of USD 137 million on the divested interests has been presented in the line item Other income in the Consolidated statement of income. The transactions were tax-exempted and have been accounted for in the E&P Norway segment.

Acquisition and divestment of operated interest in the Bacalhau (formerly Carcará) field in Brazil
In the second quarter of 2019 Equinor and Barra Energia ("Barra") closed an agreement for Equinor to acquire Barra's 10% interest in the BM-S-8 licence in Brazil's Santos basin. Upon closing, Equinor sold 3.5% to ExxonMobil and 3% to Galp, fully aligning interests across BM-S-8 and Bacalhau (formerly Carcará North). The total consideration for Barra's 10% interest was USD 415 million, and the transaction was accounted for as an asset acquisition. The total consideration for divested interests is on the same terms as the invested interest and amounts to USD 269 million. The value of the net acquired exploration assets resulted in an increase in intangible assets of USD 146 million at the date of transactions. The net cash payment from the transactions is USD 101 million. The transactions have been accounted for in the E&P International segment.

Acquisition of interest in Rosebank project in UK
In the first quarter of 2019 Equinor closed an agreement to acquire Chevron's 40% operated interest in the Rosebank project. A cash consideration of USD 71 million was paid on the closing date and is subject to final adjustment. The payment of the remaining consideration is subject to certain conditions being met and was reflected at fair value at the transaction date. The transaction represents an asset purchase. The fair value of the acquired exploration asset has been recognised in the E&P International segment.

Acquisition of 100% shares in Danske Commodities
In the first quarter of 2019 Equinor closed an agreement to acquire 100% of the shares in a Danish energy trading company Danske Commodities (DC) for a cash consideration of EUR 465 million (USD 535 million). In addition, Equinor recognised an insignificant liability for contingent consideration depending on DC's performance measured at the fair value on the transaction date. The assets and liabilities related to the acquired business have been reflected according to IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor's non-current assets of USD 13 million, current assets of USD 836 million, current liabilities of USD 749 million, and deferred tax liability of USD 2 million. The transaction has been accounted for in the Marketing, Midstream & Processing (MMP) segment

and resulted in goodwill of USD 437 million reflecting the expected synergies on the acquisition and competence and access to the energy markets. In the fourth quarter of 2019, the purchase price allocation was finalised with no significant change compared to initial recognition.

Acquisition of Beacon Wind offshore wind lease in USA
In the first quarter of 2019 Equinor paid a winning bid of USD 135 million in an auction for the rights to develop a wind farm within an offshore wind lease OCS-A 0520, in an area offshore the Commonwealth of Massachusetts. The transaction was accounted for as an asset acquisition. Upon completion the acquisition was recognised in the Other segment as an increase in the intangible assets.

2018
Divestment of interests in discoveries on the Norwegian continental shelf
In the fourth quarter of 2018 Equinor closed an agreement with Aker BP to sell its 77.8% operated interest in the King Lear discovery on the Norwegian continental shelf (NCS) for a total consideration of USD 250 million and an agreement with PGNiG to sell its non-operated interests in the Tommeliten discovery on the NCS for a total consideration of USD 220 million. A gain of USD 449 million has been presented in the line item Other income in the Consolidated statement of income in the E&P Norway segment. The transaction was tax exempt under the Norwegian petroleum tax legislation.

Acquisition and divestment of operated interest in Bacalhau (formerly Carcará) field in Brazil
In the fourth quarter of 2016 Equinor acquired a 66% operated interest in the Brazilian offshore licence BM-S-8 in the Santos basin from Petróleo Brasileiro S.A. ("Petrobras"). The value of the acquired exploration assets resulted in an increase in intangible assets of USD 2,271 million at the transaction date.

In the fourth quarter of 2017, a consortium comprising Equinor (operator, 40%), ExxonMobil (40%) and Galp (20%) presented the winning bid (67.12% of profit oil) for the Bacalhau (formerly Carcará North) block in the Santos basin. Equinor's share of the pre-determined signature bonus paid by the consortium in December 2017 was USD 350 million and was recognised as an intangible asset.

In the fourth quarter of 2017 Equinor acquired Queiroz Galvão Exploração e Produção ("QGEP")'s 10% interest in licence BM-S-8 in Brazil's Santos basin increasing the operated interest to 76%. The value of the acquired exploration assets resulted in an increase in intangible assets of USD 362 million at the transaction date.

In the second quarter of 2018 Equinor completed the divestment of 39.5% of its 76% interest in BM-S-8, agreed in October 2017. 36.5% interest was divested to ExxonMobil and 3% to Galp for a total consideration of USD 1,493 million. The transaction is accounted for with no impact on the Consolidated statement of income. The cash proceeds from the sale were USD 1,016 million. The transactions are accounted for in the E&P International segment.

Acquisition of interest in Roncador field in Brazil
In the second quarter of 2018 Equinor closed an agreement with Petrobras to acquire a 25% interest in Roncador, an oil field in the Campos Basin in Brazil. Equinor paid Petrobras a cash consideration of USD 2,133 million, in addition to recognising a liability for contingent consideration of USD 392 million. The assets and liabilities related to the acquired portion of Roncador have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor's property, plant and equipment of USD 2,550 million, intangible assets of USD 392 million and an increase in provisions of USD 808 million. In the second quarter of 2019 the purchase price allocation was finalised with no significant change compared to initial recognition. The partners have joint control and Equinor will account for its interest on a pro-rata basis. The transaction has been accounted for in the E&P International segment.

Acquisition of interests in Martin Linge field and Garantiana discovery
In the first quarter of 2018 Equinor and Total closed an agreement to acquire Total's equity stakes in the Martin Linge field (51%) and the Garantiana discovery (40%) on the NCS. Through this transaction Equinor increased the ownership share in the Martin Linge field from 19% to 70%. Equinor has paid Total a consideration of USD 1,541 million and has taken over the operatorships. The assets and liabilities related to the acquired portion of Martin Linge and Garantiana have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor's property, plant and equipment of USD 1,418 million, intangible assets of USD 116 million, goodwill of USD 265 million, deferred tax liabilities of USD 265 million and other assets of USD 7 million. The partners have joint control and Equinor continues to account for its interest on a pro-rata basis using Equinor's new ownership share. The transaction has been accounted for in the E&P Norway segment.

Acquisition of Cobalt's North Platte interest in the Gulf of Mexico
In the first quarter of 2018 Equinor's co-bid with Total in the bankruptcy auction for Cobalt's interest in the North Platte discovery was successful with an aggregate bid of USD 339 million. The transaction was closed in April 2018. Upon closing, Total as operator owns 60% of North Platte and Equinor owns the remaining 40%. The value of the acquired exploration assets has been recognised in the E&P USA segment for an amount of USD 246 million as intangible assets. Additionally, the transaction includes a contingent consideration up to USD 20 million.

5 Financial risk and capital management

General information relevant to financial risks

Equinor's business activities naturally expose Equinor to financial risk. Equinor's approach to risk management includes assessing and managing risk in activities using a holistic risk approach, by considering relevant correlations at portfolio level between the most important market risks and the natural hedges inherent in Equinor's portfolio. This approach allows Equinor to reduce the number of risk management transactions and avoid sub-optimisation.

The corporate risk committee, which is headed by the chief financial officer, is responsible Equinor's Enterprise Risk Management and proposing appropriate measures to adjust risk at the corporate level. This includes assessing Equinor's financial risk policies.

Financial risks
Equinor's activities expose Equinor to market risk (including commodity price risk, currency risk, interest rate risk and equity price risk), liquidity risk and credit risk.

Market risk
Equinor operates in the worldwide crude oil, refined products, natural gas, and electricity markets and is exposed to market risks including fluctuations in hydrocarbon prices, foreign currency rates, interest rates, and electricity prices that can affect the revenues and costs of operating, investing and financing. These risks are managed primarily on a short-term basis with a focus on achieving the highest risk-adjusted returns for Equinor within the given mandate. Long-term exposures are managed at the corporate level, while short-term exposures are managed according to trading strategies and mandates. Mandates in the trading organisations within crude oil, refined products, natural gas and electricity are relatively small compared to the total market risk of Equinor.

For more information on sensitivity analysis of market risk see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Commodity price risk
Equinor's most important long-term commodity risk (oil and natural gas) is related to future market prices as Equinor's risk policy is to be exposed to both upside and downside price movements. To manage short-term commodity risk, Equinor enters into commodity-based derivative contracts, including futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas and electricity. Equinor's bilateral gas sales portfolio is exposed to various price indices with a combination of gas price markers.

The term of crude oil and refined oil products derivatives are usually less than one year, and they are traded mainly on the Inter Continental Exchange (ICE) in London, the New York Mercantile Exchange (NYMEX), the OTC Brent market, and crude and refined products swap markets. The term of natural gas and electricity derivatives is usually three years or less, and they are mainly OTC physical forwards and options, NASDAQ OMX Oslo forwards and futures traded on the NYMEX and ICE.

Currency risk
Equinor's cash flows from operating activities deriving from oil and gas sales, operating expenses and capital expenditures are mainly in USD, but taxes, dividends to shareholders on the Oslo Børs and a share of our operating expenses and capital expenditures are in NOK. Accordingly, Equinor's currency management is primarily linked to mitigate currency risk related to payments in NOK. This means that Equinor regularly purchases NOK, primarily spot, but also on a forward basis using conventional derivative instruments.

Interest rate risk
Bonds are normally issued at fixed rates in a variety of currencies (among others USD, EUR and GBP). Bonds are normally converted to floating USD bonds by using interest rate and currency swaps. Equinor manages its interest rates exposure on its bond debt based on risk and reward considerations from an enterprise risk management perspective. This means that the fixed/floating mix on interest rate exposure may vary from time to time. For more detailed information about Equinor's long-term debt portfolio see note 18 Finance debt.

Equity price risk
Equinor's captive insurance company holds listed equity securities as part of its portfolio. In addition, Equinor holds some other listed and non-listed equities mainly for long-term strategic purposes. By holding these assets, Equinor is exposed to equity price risk, defined as the risk of declining equity prices, which can result in a decline in the carrying value of Equinor's assets recognised in the balance sheet. The equity price risk in the portfolio held by Equinor's captive insurance company is managed, with the aim of maintaining a moderate risk profile, through geographical diversification and the use of broad benchmark indexes.

Liquidity risk
Liquidity risk is the risk that Equinor will not be able to meet obligations of financial liabilities when they become due. The purpose of liquidity management is to ensure that Equinor has sufficient funds available at all times to cover its financial obligations.

The main cash outflows include the quarterly dividend payments and Norwegian petroleum tax payments paid six times per year. If the cash flow forecasts indicate that the liquid assets will fall below target levels, new long-term funding will be considered.

Short-term funding needs will normally be covered by the USD 5.0 billion US Commercial paper programme (CP) which is backed by a revolving credit facility of USD 5.0 billion, supported by 21 core banks, maturing in 2022. The facility supports secure access to funding, supported by the best available short-term rating. As at 31 December 2020 the facility has not been drawn.

Equinor raises debt in all major capital markets (USA, Europe and Asia) for long-term funding purposes. The policy is to have a maturity profile with repayments not exceeding 5% of capital employed in any year for the nearest five years. Equinor's non-current financial liabilities have a weighted average maturity of approximately ten years. Financial markets were volatile in 2020, particular in the first half of the year. Combined with the significant oil price drop and the Covid-19 situation developing rapidly, Equinor decided to issue several bonds.

For more information about Equinor's non-current financial liabilities, including 2020 bond issuance, see note 18 Finance debt.

The table below shows a maturity profile, based on undiscounted contractual cash flows, for Equinor's financial liabilities.

	At 31 December					
	2020			2019		
(in USD million)	Non-derivative financial liabilities	Lease liabilities	Derivative financial liabilities	Non-derivative financial liabilities	Lease liabilities	Derivative financial liabilities
Year 1	13,388	1,220	1,262	13,388	1,210	204
Year 2 and 3	5,528	1,598	75	4,370	1,483	606
Year 4 and 5	6,489	772	264	6,238	673	175
Year 6 to 10	12,401	752	269	8,449	892	479
After 10 years	14,614	162	425	10,567	349	370
Total specified	52,421	4,504	2,294	43,012	4,607	1,835

Credit risk
Credit risk is the risk that Equinor's customers or counterparties will cause Equinor financial loss by failing to honor their obligations. Credit risk arises from credit exposures with customer accounts receivables as well as from financial investments, derivative financial instruments and deposits with financial institutions.

Prior to entering into transactions with new counterparties, Equinor's credit policy requires all counterparties to be formally identified and assigned internal credit ratings. The internal credit ratings reflect Equinor's assessment of the counterparties' credit risk and are based on a quantitative and qualitative analysis of recent financial statements and other relevant business. All counterparties are re-assessed regularly.

Equinor uses risk mitigation tools to reduce or control credit risk both on a counterparty and portfolio level. The main tools include bank and parental guarantees, prepayments and cash collateral.

Equinor has pre-defined limits for the absolute credit risk level allowed at any given time on Equinor's portfolio as well as maximum credit exposures for individual counterparties. Equinor monitors the portfolio on a regular basis and individual exposures against limits on a daily basis. The total credit exposure of Equinor is geographically diversified among a number of counterparties within the oil and energy sector, as well as larger oil and gas consumers and financial counterparties. The majority of Equinor's credit exposure is with investment grade counterparties.

The following table contains the carrying amount of Equinor's financial receivables and derivative financial instruments split by Equinor's assessment of the counterparty's credit risk. Trade and other receivables include 2% overdue receivables for 30 days and more. The overdue receivables are mainly joint venture receivables pending the settlement of disputed working interest items payable from Equinor's working interest partners within the Exploration & Production USA – onshore activities. A provision has been recognized for expected credit losses of trade and other receivables using the expected credit loss model. Only non-exchange traded instruments are included in derivative financial instruments.

(in USD million)	Non-current financial receivables	Trade and other receivables	Non-current derivative financial instruments	Current derivative financial instruments
At 31 December 2020				
Investment grade, rated A or above	211	1,954	1,850	465
Other investment grade	24	2,288	478	287
Non-investment grade or not rated	262	3,176	148	134
Total financial assets	497	7,418	2,476	886
At 31 December 2019				
Investment grade, rated A or above	682	2,089	962	201
Other investment grade[1]	80	2,409	358	270
Non-investment grade or not rated[1]	296	2,876	44	107
Total financial assets	1,057	7,374	1,365	578

1) Because of an adjusted investment grade classification, the line items Other investment grade and Non-investment grade or not rated has been reclassified for 2019. Under Trade and other receivables, Non-current derivative financial instrument and Current derivative financial instruments, the respective amounts of USD 2,368 million, USD 44 million and USD 98 million has been moved from Other investment grade to Non-investment grade or not rated.

For more information about Trade and other receivables, see note 15 Trade and other receivables.

At 31 December 2020, USD 1,704 million of cash was held as collateral to mitigate a portion of Equinor's credit exposure. At 31 December 2019, USD 585 million was held as collateral. The collateral cash is received as a security to mitigate credit exposure related to positive fair values on interest rate swaps, cross currency swaps and foreign exchange swaps. Cash is called as collateral in accordance with the master agreements with the different counterparties when the positive fair values for the different swap agreements are above an agreed threshold.

Under the terms of various master netting agreements for derivative financial instruments as of 31 December 2020, USD 3,738 million have been offset and USD 387 million presented as liabilities do not meet the criteria for offsetting. At 31 December 2019, USD 1,661 million were offset and USD 603 million was not offset. The collateral received and the amounts not offset from derivative financial instrument liabilities, reduce the credit exposure in the derivative financial instruments presented in the table above as they will offset in a potential default situation for the counterparty. For trade and other receivables subject to similar master netting agreements USD 1,684 million have been offset as of 31 December 2020, and respectively USD 1,309 million as of 31 December 2019.

Capital management
The main objectives of Equinor's capital management policy are to maintain a strong overall financial position and to ensure sufficient financial flexibility. Equinor's primary focus is on maintaining its credit rating in the A category on a stand alone basis (ignoring uplifts for Norwegian Government ownership). Equinor's current long-term ratings are AA- with a negative outlook (including one notch uplift) and Aa2 with a negative outlook (including two notch uplift) from S&P and Moody's, respectively. In order to monitor financial robustness on a day to day basis, a key ratio utilized by Equinor is the non-GAAP metric of "Net interest-bearing debt adjusted (ND) to Capital employed adjusted (CE)".

	At 31 December	
(in USD million)	2020	2019
Net interest-bearing debt adjusted, including lease liabilities (ND1)	20,121	17,219
Net interest-bearing debt adjusted (ND2)	15,716	12,880
Capital employed adjusted, including lease liabilities (CE1)	54,012	58,378
Capital employed adjusted (CE2)	49,608	54,039
Net debt to capital employed adjusted, including lease liabilities (ND1/CE1)	37.3%	29.5%
Net debt to capital employed adjusted (ND2/CE2)	31.7%	23.8%

ND1 is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company (amounting to USD 627 million and USD 791 million for 2020 and 2019, respectively). CE1 is defined as Equinor's total equity (including non-controlling interests) and ND1. ND2 is defined as ND1 adjusted for lease liabilities (amounting to USD 4,405 million and USD 4,339 million for 2020 and 2019, respectively). CE2 is defined as Equinor's total equity (including non-controlling interests) and ND2.

6 Remuneration

	Full year		
(in USD million, except average number of employees)	2020	2019	2018
Salaries[1]	2,625	2,766	2,863
Pension costs[2]	432	446	463
Payroll tax	368	413	409
Other compensations and social costs	283	330	318
Total payroll costs	3,707	3,955	4,052
Average number of employees[3]	21,700	21,400	20,700

1) Salaries include bonuses, severance packages and expatriate costs in addition to base pay.
2) See note 19 Pensions.
3) Part time employees amount to 2% for 2020, 4% for 2019 and 3% for 2018.

Total payroll expenses are accumulated in cost-pools and partly charged to partners of Equinor operated licences on an hours incurred basis.

Compensation to the board of directors (BoD) and the corporate executive committee (CEC)

(in USD thousand)[1]	Full year		
	2020	2019	2018
Current employee benefits	8,986	10,958	12,471
Post-employment benefits	589	661	667
Other non-current benefits	14	18	21
Share-based payment benefits	119	147	197
Total benefits	9,708	11,782	13,356

1) All figures in the table are presented on accrual basis.

For management remuneration details, see note 4 Remuneration in the parent company financial statements and notes.

At 31 December 2020, 2019 and 2018 there are no loans to the members of the BoD or the CEC.

Share-based compensation
Equinor's share saving plan provides employees with the opportunity to purchase Equinor shares through monthly salary deductions and a contribution by Equinor. If the shares are kept for two full calendar years of continued employment following the year of purchase, the employees will be allocated one bonus share for each one they have purchased.

Estimated compensation expense including the contribution by Equinor for purchased shares, amounts vested for bonus shares granted and related social security tax was USD 74 million, USD 73 million and USD 72 million related to the 2020, 2019 and 2018 programmes, respectively. For the 2021 programme (granted in 2020), the estimated compensation expense is USD 79 million. At 31 December 2020 the amount of compensation cost yet to be expensed throughout the vesting period is USD 164 million.

See note 17 Shareholders' equity and dividends for more information about share-based compensation..

7 Other expenses

Auditor's remuneration

(in USD million, excluding VAT)	Full year		
	2020	2019	2018
Audit fee Ernst & Young (principal accountant from 2019)	10.7	4.7	
Audit fee KPMG (principal accountant 2018)		2.8	7.1
Audit related fee Ernst & Young (principal accountant from 2019)	1.0	0.5	
Audit related fee KPMG (principal accountant 2018)		1.2	1.0
Tax fee Ernst & Young (principal accountant from 2019)	0.0	0.2	
Tax fee KPMG (principal accountant 2018)		0.0	0.0
Other service fee Ernst & Young (principal accountant from 2019)	0.0	0.9	
Other service fee KPMG (principal accountant 2018)		0.0	0.0
Total remuneration	11.7	10.3	8.1

In addition to the figures in the table above, the audit fees and audit related fees related to Equinor operated licences amount to USD 0.5 million, USD 0.5 million and USD 0.9 million for 2020, 2019 and 2018, respectively.

Research and development expenditures
Equinor has Research and development (R&D) activities within exploration, subsurface, drilling and well, facilities, low carbon and renewables. Our R&D contributes to maximizing and developing long-term value from Equinor's assets.

Research and development (R&D) expenditures were USD 254 million, USD 300 million and USD 315 million in 2020, 2019 and 2018, respectively. R&D expenditures are partly financed by partners of Equinor operated licences. Equinor's share of the expenditures has been recognised in the Total operating expenses in the Consolidated statement of income.

8 Financial items

(in USD million)	Full year		
	2020	**2019**	**2018**
Foreign currency exchange gains/(losses) derivative financial instruments	(1,288)	132	149
Other foreign currency exchange gains/(losses)	642	92	(315)
Net foreign currency exchange gains/(losses)	(646)	224	(166)
Dividends received	44	75	150
Gains/(losses) financial investments	473	245	(72)
Interest income financial investments, including cash and cash equivalents	108	124	45
Interest income non-current financial receivables	34	21	27
Interest income other current financial assets and other financial items	95	280	132
Interest income and other financial items	754	746	283
Gains/(losses) other derivative financial instruments	448	473	(341)
Interest expense bonds and bank loans and net interest on related derivatives	(951)	(987)	(922)
Interest expense lease liabilities	(104)	(126)	(23)
Capitalised borrowing costs	308	480	552
Accretion expense asset retirement obligations	(412)	(456)	(461)
Interest expense current financial liabilities and other finance expense	(232)	(360)	(185)
Interest and other finance expenses	(1,392)	(1,450)	(1,040)
Net financial items	(836)	(7)	(1,263)

Equinor's main financial items relate to assets and liabilities categorised in the fair value through profit or loss and the amortised cost category. For more information about financial instruments by category see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

The line item Interest expense bonds and bank loans and net interest on related derivatives includes interest expenses of USD 1,031 million, USD 861 million, and USD 868 million for 2020, 2019 and 2018, respectively, from the financial liabilities at amortised cost category. It also includes net interest on related derivatives from the fair value through profit or loss category, amounting to a net interest income of USD 79 million for 2020, and net interest expense for USD 129 million and USD 55 million for 2019 and 2018, respectively.

The line item Gains/(losses) other derivative financial instruments primarily includes fair value changes from the fair value through profit or loss category on derivatives related to interest rate risk, with a gain of USD 432 million in 2020. Correspondingly a gain of USD 457 million and a loss of USD 357 million for 2019 and 2018, respectively.

Foreign currency exchange gains/(losses) derivative financial instruments include fair value changes of currency derivatives related to liquidity and currency risk. The line item Other foreign currency exchange gains/(losses) includes a net foreign currency exchange gain of USD 796 million, a loss of USD 74 million and a loss of USD 422 million from the fair value through profit or loss category for 2020, 2019 and 2018, respectively.

9 Income taxes

Significant components of income tax expense

	Full year		
(in USD million)	2020	2019	2018
Current income tax expense in respect of current year	(1,115)	(7,892)	(10,724)
Prior period adjustments	313	69	(49)
Current income tax expense	(802)	(7,822)	(10,773)
Origination and reversal of temporary differences	(648)	410	(1,359)
Recognition of previously unrecognised deferred tax assets	130	0	923
Change in tax regulations	(12)	(6)	(28)
Prior period adjustments	94	(23)	(99)
Deferred tax income/(expense)	(435)	381	(563)
Income tax	(1,237)	(7,441)	(11,335)

As a measure to maintain activity in the oil and gas related industry during the Covid-19 pandemic, the Norwegian Government on 19 June 2020 enacted temporary targeted changes to Norway's petroleum tax system for investments incurred in 2020 and 2021 and for new projects with Plans for development and operations (PDOs) or Plans for installation and operations (PIOs) submitted to the Ministry of Oil and Energy by the end of 2022 and approved prior to 1 January 2024. The changes are effective from 1 January 2020 and provide companies with a direct tax deduction in the special petroleum tax (56% tax rate) instead of tax depreciation over six years. In addition, the tax uplift benefit, which has increased from 20.8% to 24%, will be recognised over one year instead of four years. Tax depreciation towards the ordinary offshore corporate tax (22% tax rate) will continue with a six-year depreciation profile. The tax value of any total taxable losses and unused tax uplift benefit incurred in 2020 and 2021, may be refunded from the authorities.

Reconciliation of statutory tax rate to effective tax rate

(in USD million)	2020	2019	2018
		Full year	
Income/(loss) before tax	(4,259)	9,292	18,874
Calculated income tax at statutory rate[1]	1,445	(2,284)	(5,197)
Calculated Norwegian Petroleum tax[2]	(2,126)	(5,499)	(8,189)
Tax effect uplift[3]	1,006	632	736
Tax effect of permanent differences regarding divestments	(9)	380	400
Tax effect of permanent differences caused by functional currency different from tax currency	(198)	8	116
Tax effect of other permanent differences	450	395	337
Recognition of previously unrecognised deferred tax assets[4]	130	0	923
Change in unrecognised deferred tax assets	(1,685)	(974)	72
Change in tax regulations	(12)	(6)	(28)
Prior period adjustments	408	47	(148)
Other items including foreign currency effects	(647)	(139)	(357)
Income tax	(1,237)	(7,441)	(11,335)
Effective tax rate	(29.0 %)	80.1 %	60.1 %

1) The weighted average of statutory tax rates was 33.9% in 2020, 24.6% in 2019 and 27.5% in 2018. The rates are influenced by earnings composition between tax regimes with lower statutory tax rates and tax regimes with higher statutory tax rates. The change in weighted average statutory tax rate from 2018 to 2019 is also caused by the reduction in the Norwegian statutory tax rate from 23% in 2018 to 22% in 2019.
2) The Norwegian petroleum tax rate is 56% for 2020 and 2019, and 55% for 2018.
3) When computing the petroleum tax of 56% on income from the Norwegian continental shelf, an additional tax-free allowance, or uplift, is granted on the basis of the original capitalised cost of offshore production installations. Normally, a 5.2% uplift may be deducted from taxable income for a period of four years starting in the year in which the capital expenditure is incurred. For 2020 temporary rules allow direct deduction of the whole uplift at a rate of 24% in the year the capital expenditure is incurred. For investments made in 2019 the uplift is calculated at a rate of 5.2% per year, while the rate is 5.3% per year for investments made in 2018 and 5.4% per year for investments made in 2017. Transitional rules apply to investments from 5 May 2013 covered by among others Plans for development and operation (PDOs) or Plans for installation and operation (PIOs) submitted to the Ministry of Oil and Energy prior to 5 May 2013. For these investments the rate is 7.5% per year. Unused uplift may be carried forward indefinitely. At year-end 2020 and 2019, unrecognised uplift credits amounted to USD 836 million and USD 1,678 million, respectively.
4) An amount of USD 923 million of previously unrecognised deferred tax assets was recognised in the E&P International reporting segment in 2018. The recognition of the deferred tax assets is based on the expectation that sufficient taxable income will be available through reversals of taxable temporary differences or future taxable income supported by business forecast.

Deferred tax assets and liabilities comprise

(in USD million)	Tax losses carried forward	Property, plant and equipment and intangible assets	Asset retirement obligations	Lease liabilities	Pensions	Derivatives	Other	Total
Deferred tax at 31 December 2020								
Deferred tax assets	4,676	905	11,205	1,869	787	30	1,811	21,284
Deferred tax liabilities	(0)	(26,607)	0	(4)	(11)	(236)	(676)	(27,533)
Net asset/(liability) at 31 December 2020	4,676	(25,701)	11,205	1,865	777	(206)	1,135	(6,250)
Deferred tax at 31 December 2019								
Deferred tax assets	5,173	369	9,397	1,898	733	108	1,612	19,291
Deferred tax liabilities	0	(24,115)	(0)	(0)	(13)	(119)	(573)	(24,820)
Net asset/(liability) at 31 December 2019	5,173	(23,746)	9,397	1,898	720	(11)	1,040	(5,530)

Changes in net deferred tax liability during the year were as follows:

(in USD million)	2020	2019	2018
Net deferred tax liability at 1 January	5,530	5,367	5,213
Charged/(credited) to the Consolidated statement of income	435	(381)	563
Charged/(credited) to Other comprehensive income	(19)	98	(22)
Foreign currency translation effects and other effects	304	446	(386)
Net deferred tax liability at 31 December	6,250	5,530	5,367

Deferred tax assets and liabilities are offset to the extent that the deferred taxes relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities. After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

(in USD million)	At 31 December 2020	2019
Deferred tax assets	4,974	3,881
Deferred tax liabilities	11,224	9,410

Deferred tax assets are recognised based on the expectation that sufficient taxable income will be available through reversal of taxable temporary differences or future taxable income. At year-end 2020 and 2019 the deferred tax assets of USD 4,974 million and USD 3,881 million, respectively, were primarily recognised in Norway, Angola, Brazil, the UK and Canada. Of these amounts, USD 2,328 million and USD 995 million, respectively, is recognised in entities which have suffered a tax loss in either the current or preceding period. The losses will be utilised through reversal of taxable temporary differences and other taxable income from production of oil and gas. It is considered probable based on business forecasts and a history of taxable income that such profits will be available.

Unrecognised deferred tax assets

(in USD million)	At 31 December 2020 Basis	Tax	2019 Basis	Tax
Deductible temporary differences	2,866	1,204	2,550	1,138
Unused tax credits	0	212	0	0
Tax losses carried forward	23,434	5,677	18,259	4,366
Total unrecognised deferred tax assets	26,300	7,093	20,809	5,504

Approximately 14% of the unrecognised carry forward tax losses can be carried forward indefinitely. The majority of the remaining part of the unrecognised tax losses expire after 2031. The unrecognised tax credits expire in the period 2030-2038, while the unrecognised deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognised in respect of these items because currently there is insufficient evidence to support that future taxable profits will be available to secure utilisation of the benefits.

At year-end 2020, unrecognised deferred tax assets in the USA and Angola represents USD 4,649 million and USD 740 million of the total unrecognised deferred tax assets of USD 7,093 million. Similar amounts for 2019 were USD 3,788 million in the USA and USD 833 million in Angola of a total of USD 5,504 million. The remaining unrecognised deferred tax assets originates from several different tax jurisdictions.

10 Property, plant and equipment

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets[4]	Total
Cost at 31 December 2019	2,818	179,063	8,920	909	10,371	5,339	207,422
Additions and transfers	68	6,849	110	27	2,417	968	10,438
Disposals at cost	(28)	(243)	(7)	(0)	(5)	(13)	(295)
Assets reclassified to held for sale	(66)	(9,095)	0	(15)	(159)	0	(9,335)
Foreign currency translation effects	13	3,781	214	7	429	75	4,520
Cost at 31 December 2020	2,806	180,355	9,238	929	13,053	6,370	212,751
Accumulated depreciation and impairment losses at 31 December 2019	(2,395)	(125,327)	(7,051)	(475)	(892)	(1,329)	(137,469)
Depreciation	(102)	(8,240)	(248)	(23)	0	(874)	(9,488)
Impairment losses	(201)	(4,667)	(516)	(36)	(445)	(25)	(5,889)
Reversal of impairment losses	0	218	0	0	0	0	218
Transfers	18	(68)	(1)	(0)	41	0	(10)
Accumulated depreciation and impairment on disposed assets	27	231	7	0	1	11	278
Accumulated depreciation and impairment assets classified as held for sale	65	8,373	0	12	75	0	8,525
Foreign currency translation effects	(9)	(2,947)	(196)	(3)	(56)	(35)	(3,244)
Accumulated depreciation and impairment losses at 31 December 2020	(2,596)	(132,427)	(8,005)	(524)	(1,275)	(2,251)	(147,079)
Carrying amount at 31 December 2020	209	47,928	1,232	405	11,778	4,119	65,672
Estimated useful lives (years)	3 - 20	UoP[1]	15 - 20	20 - 33[2]		1 - 19[3]	

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets[4]	Total
Cost at 31 December 2018	3,596	166,766	8,660	932	14,961	0	194,916
Implementation of IFRS 16 Leases	(813)	(184)	0	0	0	4,989	3,992
Cost at 1 January 2019	2,783	166,582	8,660	932	14,961	4,989	198,908
Additions through business combinations	1	1,706	5	0	381	0	2,093
Additions and transfers	44	16,023	300	(16)	(4,448)	426	12,330
Disposals at cost	(7)	(4,911)	(0)	(7)	(59)	(35)	(5,020)
Effect of changes in foreign exchange	(2)	(337)	(44)	(0)	(464)	(41)	(888)
Cost at 31 December 2019	2,818	179,063	8,920	909	10,371	5,339	207,422
Accumulated depreciation and impairment losses at 31 December 2018	(2,802)	(119,589)	(6,613)	(465)	(185)	0	(129,654)
Implementation of IFRS 16 Leases	511	106	0	0	0	(617)	0
Accumulated depreciation and impairment losses at 1 January 2019	(2,291)	(119,483)	(6,613)	(465)	(185)	(617)	(129,654)
Depreciation	(120)	(8,555)	(298)	(25)	0	(752)	(9,750)
Impairment losses	(6)	(2,430)	(178)	(3)	(707)	(26)	(3,350)
Reversal of impairment losses	0	120	0	0	0	0	120
Transfers	13	(134)	(0)	13	26	42	(40)
Accumulated depreciation and impairment on disposed assets	7	4,540	0	5	0	24	4,576
Effect of changes in foreign exchange	1	616	38	(0)	(26)	(1)	628
Accumulated depreciation and impairment losses at 31 December 2019	(2,395)	(125,327)	(7,051)	(475)	(892)	(1,329)	(137,469)
Carrying amount at 31 December 2019	423	53,736	1,870	434	9,479	4,011	69,953
Estimated useful lives (years)	3 - 20	UoP[1]	15 - 20	20 - 33[2]		1 - 19[3]	

1) Depreciation according to unit of production method (UoP), see note 2 Significant accounting policies.
2) Land is not depreciated.
3) Depreciation linearly over contract period.
4) See note 22 Leases.

The carrying amount of assets transferred to Property, plant and equipment from Intangible assets in 2020 and 2019 amounted to USD 89 million and USD 213 million, respectively.

For assets reclassified to held for sale, see note 4 Acquisitions and disposals.

Net impairments/(reversal) of impairments

Full year	Property, plant and equipment			Intangible assets[3]			Total		
(in USD million)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Producing and development assets[1]	5,671	3,230	(604)	680	608	237	6,351	3,838	(367)
Goodwill[1]				42	164	0	42	164	0
Other intangible assets[1]				8	41	0	8	41	0
Acquisition costs related to oil and gas prospects[2]				657	49	52	657	49	52
Total net impairment loss/(reversal) recognised	5,671	3,230	(604)	1,386	863	289	7,057	4,093	(315)

1) Producing and development assets, refining and manufacturing plants, goodwill and other intangible assets are subject to impairment assessment under IAS 36. The total net impairment losses recognised under IAS 36 in 2020 amount to USD 6,401 million, compared to 2019 when the net impairment amounted to USD 4,043 million, including impairment of acquisition costs - oil and gas prospects (intangible assets).
2) Acquisition costs related to exploration activities, subject to impairment assessment under the successful efforts method (IFRS 6).
3) See note 11 Intangible assets.

For impairment purposes, the asset's carrying amount is compared to its recoverable amount. The recoverable amount is the higher of fair value less cost of disposal (FVLCOD) and estimated value in use (VIU).

The base discount rate for VIU calculations is 5.0% (2019: 6%) real after tax. The discount rate is derived from Equinor's weighted average cost of capital. For projects, mainly within the NES segment, in periods with fixed low risk income a lower discount rate will be considered. A derived pre-tax discount is in the range of 8-15% for E&P Norway, 5-10% for E&P International, 6-7% for E&P USA and 6-11% for MMP depending on asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. See note 2 Significant accounting policies to the Consolidated financial statements for further information regarding impairment on property, plant and equipment.

The table below describes per area the assets being impaired/(reversed) and the valuation method used to determine the recoverable amount; the net impairment/(reversal), and the carrying amount after impairment.

(in USD million)	Valuation method	At 31 December 2020		At 31 December 2019	
		Carrying amount after impairment	Net impairment loss/ (reversal)	Carrying amount after impairment	Net impairment loss/ (reversal)
Exploration & Production Norway	VIU	7,042	1,219	4,406	1,119
Exploration & Production USA - onshore[1]	VIU	4,676	(19)	7,509	1,631
	FVLCOD	1,122	2,331	0	610
Exploration & Production USA - offshore Gulf of Mexico[2]	VIU	2,808	305	1,079	292
North America - offshore other areas[3]	VIU	53	146	0	0
Europe and Asia	VIU	3,687	1,280	645	(18)
Marketing, Midstream & Processing	VIU	1,297	824	65	178
	FVLCOD	668	228	0	0
Right of use assets/Other	VIU	265	36	0	26
Total		21,619	6,351	13,704	3,838

1) Formerly named as North America - unconventional
2) Formerly named as North America - conventional offshore US Gulf of Mexico
3) Formerly named as North America - conventional other areas

Exploration & Production Norway
In 2020 the impairments were USD 1,219 million, mainly because of reduction in future price estimates. Negative reserve revisions and increased cost estimates added to the impairment losses.
In 2019 impairment losses of USD 1,119 million were recognised. The impairments were triggered by cost increases and decreased price assumptions. The impairment amount was impacted by how tax uplift is to be included in the pre-tax net present value estimate.

Exploration & Production USA - onshore
In 2020 the net impairment was USD 2,313 million of which USD 680 million was classified as exploration expenses. The impairment losses of USD 2,547 million of which USD 743 million classified as exploration expenses, were caused by decreased price assumptions and a change to fair value less cost of disposal valuation in relation to held for sale classification. The impairment reversals of USD 234 million were caused by improved production profile.
In 2019 impairment losses of USD 2,241 million of which USD 608 million was classified as exploration expenses were recognised mainly caused by reduced long-term price assumptions and reduced fair value of one asset.

Exploration & Production USA - offshore Gulf of Mexico
In 2020 the impairments were USD 305 million caused by decreased price assumptions.
In 2019 net impairment loss of USD 292 million was recognised due to reduced reserve estimates.

Total impairments in Exploration & Production USA in the period 2007 till 2020 is USD 16.5 billion including impairment of goodwill of USD 1.2 billion and exploration assets USD 1.3 billion.

Exploration & Production International – North America offshore other areas
In 2020 the impairment was USD 146 million due to operational issues.

Exploration & Production International – Europe and Asia
In 2020 the impairments were USD 1,280 million due to decreased price assumptions and negative reserve revisions.

Marketing, Midstream & Processing
In 2020 the impairment losses were USD 1,052 million mainly due to reduced refinery margin estimates and increased cost estimates. Reduced volume-estimates from processing added to the impairment loss.
In 2019 impairment loss of USD 178 million was recognised related to the South Riding Point oil terminal as a result of the damages caused by the hurricane Dorian on Bahamas.

Accounting assumptions
Management's future commodity price assumptions and foreign currency assumptions are used for value-in-use impairment testing. The same assumptions are also used for evaluating investment opportunities, together with other relevant criteria, including among others robustness targets (value creation in lower commodity price scenarios). While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as foreign currency assumptions reflect management's best estimate of the price and foreign currency development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development, and other factors. Management's best estimate also takes into consideration a range of external forecasts.

Following the ongoing Covid-19 pandemic, Equinor has performed a thorough and broad analysis and gained more insight into the expected development in drivers for the different commodity markets and exchange rates in which Equinor operates. Significant uncertainty continues to exist regarding future commodity price development due to the potential long-term impact on demand resulting from the ongoing Covid-19 pandemic and the measures taken to contain it, energy investments in the transition to a lower carbon economy and future supply actions by OPEC+ and other factors. The management's analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions as from the third quarter of 2020. The following price assumptions have been the basis for the impairment calculations.

All commodity prices are on a real 2020 basis, and comparables as per year-end 2019 and until the third quarter of 2020 are given in brackets.

In 2025, the oil price assumption is 65 USD/bbl (78 USD/bbl), with a further increase towards 2030. Beyond 2030, we expect a gradual decline with an estimate of 64 USD/bbl in 2040 (82 USD/bbl), which approximates the average price level for the period 2021-2050. In 2050, the oil prices are expected to be below 60 USD/bbl.

For natural gas in the UK (NBP), some volatility is expected, where the trend is a gradual increase in prices from today's current prices up to 6.5 USD/mmBtu in 2030 (7.7 USD/mmBtu). From 2030, we expect prices at levels sufficient to incentivise the next LNG investment cycle and a flatter price-curve, with the price gradually increasing to 7.8 USD/mmBtu close to 2040 (7.7 USD/mmBtu). Beyond 2040, a declining price trend is foreseen as the energy transition is expected to impact the demand side. For 2050, the price has been set at the pre-2035 level. Henry Hub is expected to be 3.3 USD/mmBtu in 2030 (3.7 USD/mmBtu) and gradually increasing to 3.7 USD/mmBtu in 2040 (3.7 USD/mmBtu) before gradually declining through the 2040s.

Equinor has performed analysis of the foreign currency exchange rates between NOK and other currencies, which suggests that a return to a previously assumed long-term equilibrium is less likely. This conclusion is supported by the historical 5-year average and spot prices in the currency market, as well as an expected lower oil price and increased market uncertainty. Equinor has therefore implemented new long-term exchange rates from 2023 onwards. The NOK/USD rate has been revised to 8.5 (previously 7.0), while the NOK/EUR rate has been revised to 10.0 (from previously 9.0).

During the first nine months of 2020 there was a significant drop in the risk-free interest rates. The stock market recovery after the initial Covid-19 impact in March indicated a lower market risk premium. The low interest rates combined with lack of good alternative investment opportunities, channelled more funds towards the equity market resulting in investors accepting lower return on investments, resulting in a downward shift in the estimated equity risk premium. Taking this into account, Equinor adjusted the Weighted Average Cost of Capital (WACC) for accounting purposes, real post-tax, down from 6% to 5%.

Sensitivities
Commodity prices have historically been volatile. Significant downward adjustments of Equinor's commodity price assumptions would result in impairment losses on certain producing and development assets in Equinor's portfolio including intangible assets that are subject to impairment assessment under IAS36, while an opposite adjustment could lead to impairment-reversals. If a decline in commodity price forecasts over the lifetime of the assets were 30%, considered to represent a reasonably possible change, the impairment amount to be recognised could illustratively be in the region of USD 11 billion before tax effects.

A future change in the trajectory of how the world acts with regards to implementing actions in accordance with the goals in the Paris agreement could, depending on the detailed characteristics of such a trajectory, have a negative impact on the valuation of Equinor's oil and gas assets. A calculation of a possible effect of using the prices in a sustainable development scenario as estimated by the International Energy Agency (IEA) could result in an impairment of around USD 6 billion before tax.

These illustrative impairment sensitivities, both based on a simplified method, assumes no changes to input factors other than prices; however, a price reduction of 30% or those representing the Sustainable Development Scenario is likely to result in changes in business plans as well as other factors used when estimating an asset's recoverable amount. These associated changes reduce the stand-alone impact on commodity price sensitivity. Changes in such input factors would likely include a reduction in the cost level in the oil and gas industry as well as offsetting foreign currency effects, both of which have historically occurred following significant changes in commodity prices. The illustrative sensitivities are therefore not considered to represent a best estimate of an expected impairment impact, nor an estimated impact on revenues or operating income in such a scenario. In comparison, following the amended assumptions described above in the accounting assumptions section and the decline in commodity prices, the impairment impact recognised is considerably lower. A significant and prolonged reduction in oil and gas prices would also result in mitigating actions by Equinor and its licence partners, as a reduction of oil and gas prices would impact drilling plans and production profiles for new and existing assets. Quantifying such impacts is considered impracticable, as it requires detailed technical, geological and economical evaluations based on hypothetical scenarios and not based on existing business or development plans.

11 Intangible assets

(in USD million)	Exploration expenses	Acquisition costs – oil and gas prospects	Goodwill	Other	Total
Cost at 31 December 2019	3,014	5,599	1,458	962	11,033
Additions	400	67	(0)	24	491
Disposals at cost	(7)	(0)	0	(0)	(8)
Transfers	(16)	(73)	0	0	(89)
Assets reclassified to held for sale	0	(339)	0	(160)	(499)
Expensed exploration expenditures previously capitalised	(1,169)	(1,337)	0	0	(2,506)
Impairment of goodwill	0	0	(42)	0	(42)
Foreign currency translation effects	38	16	64	6	123
Cost at 31 December 2020	2,260	3,932	1,481	831	8,504
Accumulated depreciation and impairment losses at 31 December 2019				(295)	(295)
Amortisation and impairments for the year				(35)	(35)
Accumulated depreciation and impairment assets classified as held for sale				(17)	(17)
Amortisation and impairment losses disposed intangible assets				(6)	(6)
Foreign currency translation effects				(3)	(3)
Accumulated depreciation and impairment losses at 31 December 2020				(356)	(356)
Carrying amount at 31 December 2020	2,260	3,932	1,481	475	8,148

(in USD million)	Exploration expenses	Acquisition costs – oil and gas prospects	Goodwill	Other	Total
Cost at 31 December 2018	2,685	5,854	565	797	9,901
Additions through business combinations	0	0	1,070	10	1,080
Additions	515	900	0	155	1,571
Disposals at cost	(7)	(361)	0	(0)	(367)
Transfers	(71)	(143)	0	0	(213)
Expensed exploration expenditures previously capitalised	(120)	(657)	0	0	(777)
Impairment of goodwill	0	0	(164)	0	(164)
Effect of changes in foreign exchange	11	5	(12)	(1)	3
Cost at 31 December 2019	3,014	5,599	1,458	962	11,033
Accumulated depreciation and impairment losses at 31 December 2018				(229)	(229)
Amortisation and impairments for the year				(60)	(60)
Amortisation and impairment losses disposed intangible assets				(6)	(6)
Effect of changes in foreign exchange				1	1
Accumulated depreciation and impairment losses at 31 December 2019				(295)	(295)
Carrying amount at 31 December 2019	3,014	5,599	1,458	667	10,738

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortised systematically over their estimated economic lives, ranging between 10-20 years.

Included in the goodwill of USD 1,481 million, USD 678 million is technical goodwill related to business acquired in 2019, Exploration & Production Norway area and USD 472 million is related to acquisition of business in 2019, Marketing Midstream & Processing area.

For assets reclassified to held for sale, see note 4 Acquisitions and disposals.

In 2020, Acquisition cost - oil and gas prospects were impacted by net impairment of signature bonuses and acquisition costs totalling USD 680 million related to unconventional onshore assets in Exploration & Production USA. Impairment of acquisition costs related to exploration activities of USD 657 million was primarily related to dry wells and uncommercial discoveries in Exploration & Production International in the South America and Europe and Asia areas and unconventional onshore assets in Exploration & Production USA. During 2019, Acquisition cost - oil and gas prospects were impacted by net impairment of signature bonuses and acquisition costs totalling USD 608 million related to Exploration & Production USA (formerly named as North America – unconventional) and impairment of acquisition costs related to exploration activities of USD 49 million primarily as a result from dry wells and uncommercial discoveries in Europe and Asia and Sub Sahara areas.

During 2019, Other intangible assets were impacted by impairment losses of USD 41 million.

See note 10 Property, plant and equipment regarding sensitivities.

In the fourth quarter of 2020, Equinor decided to impair capitalised well costs of USD 982 million related to Equinor's Block 2 exploration licence in Tanzania, included in intangible assets, because overall project economics have not yet improved sufficiently to justify keeping it on the balance sheet. The impairment is presented in the line item Exploration expenses.

Impairment losses and reversals of impairment losses are presented as Exploration expenses and Depreciation, amortisation and net impairment losses on the basis of their nature as exploration assets (intangible assets) and other intangible assets, respectively. The impairment losses and reversal of impairment losses are based on recoverable amount estimates triggered by changes in reserve estimates, cost estimates and market conditions. See note 10 Property, plant and equipment for more information on the basis for impairment assessments.

The table below shows the aging of capitalised exploration expenditures.

(in USD million)	2020	2019
Less than one year	604	684
Between one and five years	623	1,056
More than five years	1,033	1,274
Total capitalised exploration expenditures	2,260	3,014

The table below shows the components of the exploration expenses.

	Full year		
(in USD million)	2020	2019	2018
Exploration expenditures	1,371	1,584	1,438
Expensed exploration expenditures previously capitalised	2,506	777	357
Capitalised exploration	(394)	(507)	(390)
Exploration expenses	3,483	1,854	1,405

12 Equity accounted investments

(in USD million)	2020	2019
Net investments at 1 January	1,487	2,862
Net income/(loss) from equity accounted investments	53	164
Acquisitions and increase in capital	995	188
Dividend and other distributions	(141)	(273)
Other comprehensive income/(loss)	21	(10)
Divestments, derecognition and decrease in paid in capital	(147)	(1,444)
Net investments at 31 December	2,270	1,487
Included in equity accounted investments	2,262	1,441
Other long-term receivable in equity accounted investments	8	46

For the equity accounted investments, voting rights corresponds to ownership.

Equity accounted investments consist of several investments, none above USD 0.6 billion. None of the investments are significant on an individual basis.

13 Financial investments and financial receivables

Non-current financial investments

| (in USD million) | At 31 December | |
	2020	2019
Bonds	1,866	1,629
Listed equity securities	1,648	1,261
Non-listed equity securities	569	710
Financial investments	4,083	3,600

Bonds and equity securities mainly relate to investment portfolios held by Equinor´s captive insurance company and other listed and non-listed equities held for long-term strategic purposes, mainly accounted for using fair value through profit or loss.

In 2020 non-current financial investments includes shares in Scatec ASA of USD 831 million.

In 2019 non-current financial investment includes shares in Scatec ASA of USD 268 million and shares in Lundin Energy AB of USD 478 million. During 2020 the shares in Lundin Energy AB of USD 478 million were divested. For more information about the divestment, see note 4 Acquisitions and disposals.

Non-current prepayments and financial receivables

(in USD million)	At 31 December 2020	2019
Interest bearing financial receivables	711	439
Prepayments	118	129
Other non-interest bearing receivables	32	646
Prepayments and financial receivables	861	1,214

2019 reclassified because interest bearing receivables were reported as non-interested bearing receivables.

Interest bearing financial receivables primarily relate to loans to employees and project financing of equity accounted companies.

Current financial investments

(in USD million)	At 31 December 2020	2019
Time deposits	4,841	4,158
Interest bearing securities	7,010	3,268
Listed equity securities	13	0
Financial investments	11,865	7,426

At 31 December 2020, current financial investments include USD 202 million investment portfolios held by Equinor's captive insurance company which mainly are accounted for using fair value through profit or loss. The corresponding balance at 31 December 2019 was USD 377 million.

At 19 January 2021, Equinor disposed all the shares in Athabasca.

For information about financial instruments by category, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

14 Inventories

(in USD million)	At 31 December 2020	2019
Crude oil	2,022	2,137
Petroleum products	443	572
Natural gas	229	277
Other	390	377
Inventories	3,084	3,363

Other inventory consists mainly of drilling and well equipment.

The write-down of inventories from cost to net realisable value amounted to an expense of USD 58 million and USD 147 million in 2020 and 2019, respectively.

15 Trade and other receivables

(in USD million)	At 31 December	
	2020	2019
Trade receivables from contracts with customers	5,729	5,624
Other current receivables	1,275	1,189
Joint venture receivables	340	429
Receivables from equity accounted associated companies and other related parties	74	132
Total financial trade and other receivables	7,418	7,374
Non-financial trade and other receivables	814	859
Trade and other receivables	8,232	8,233

Trade receivables from contracts with customers are shown net of an immaterial provision for expected losses.

For more information about the credit quality of Equinor's counterparties, see note 5 Financial risk and capital management. For currency sensitivities, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

16 Cash and cash equivalents

(in USD million)	At 31 December	
	2020	2019
Cash at bank available	1,648	1,666
Time deposits	1,132	604
Money market funds	492	700
Interest bearing securities	2,485	1,656
Restricted cash, including margin deposits	999	552
Cash and cash equivalents	6,757	5,177

Restricted cash at 31 December 2020 include collateral deposits of USD 425 million related to trading activities. Correspondingly, collateral deposits at 31 December 2019 were USD 414 million. Collateral deposits are related to certain requirements set out by exchanges where Equinor is participating. The terms and conditions related to these requirements are determined by the respective exchanges.

Restricted cash at 31 December 2020 includes USD 574 million deposited with Equinor's USD denominated bank account in Nigeria. There are certain restrictions on the use of cash from Equinor's Nigerian operations. These are for the majority related to disagreements over the definition of eligible cash transactions to foreign accounts under Nigeria's current foreign exchange regulations. As from February 2021, this cash is no longer regarded as restricted due to a favourable verdict in a court case.

17 Shareholders' equity and dividends

At 31 December 2020, Equinor's share capital of NOK 8,144,219,267.50 (USD 1,163,987,792) comprised 3,257,687,707 shares at a nominal value of NOK 2.50. Share capital at 31 December 2019 was NOK 8,346,653,047.50 (USD 1,184,547,766) comprised 3,338,661,219 shares at a nominal value of NOK 2.50.

Equinor ASA has only one class of shares and all shares have voting rights. The holders of shares are entitled to receive dividends as and when declared and are entitled to one vote per share at the annual general meeting of the company.

During 2020 dividend for the third and for the fourth quarter of 2019 and dividend for the first and second quarter of 2020 were settled. Dividend declared but not yet settled, is presented as dividends payable in the Consolidated balance sheet. The Consolidated statement of changes in equity shows declared dividend in the period (retained earnings), Dividend declared in 2020 relate to the fourth quarter of 2019 and to the first three quarters of 2020.

On 9 February 2021, the board of directors proposed to declare a dividend for the fourth quarter of 2020 of USD 0.12 per share (subject to annual general meeting approval). The Equinor share will trade ex-dividend 12 May 2021 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 14 May 2021 and payment date will be 27 May 2021.

	At 31 December	
(in USD million)	**2020**	**2019**
Dividends declared	1,833	3,453
USD per share or ADS	0.5600	1.0400
Dividends paid in cash	2,330	3,342
USD per share or ADS	0.7100	1.0100
NOK per share	6.7583	8.9664
Sum dividends settled	2,330	3,342

Share buy-back programme

In September 2019 Equinor launched a USD 5 billion share buy-back programme, where the first tranche of the programme of around USD 1.5 billion has been finalized. A proportionate share of 67% from the Norwegian State was redeemed in accordance with an agreement with the Ministry of Petroleum and Energy for the Norwegian State to maintain their ownership percentage in Equinor. The redemption was approved by the annual general meeting held 14 May 2020.

The first tranche of USD 500 million acquired in the market has been recognized as a reduction in equity as treasury shares in third quarter 2019. The State's share including interest and dividends has been recognized as a short-term obligation and as a reduction in equity as treasury shares, subsequent to the decision at the annual general meeting held on 14 May 2020. The liability of USD 0.9 billion (NOK 9.1 billion) was settled 23 July 2020. The corresponding shares of the first tranche of the buyback programme were cancelled on 16 July 2020.

Equinor has suspended the remaining share buy-back programme until further notice. The announced second tranche of USD 675 million, including the Norwegian State share, will under the current market conditions not be executed as previously announced and planned.

Number of shares	2020	2019
Share buy-back programme at 1 January	23,578,410	0
Purchase	3,142,849	23,578,410
Cancellation	(26,721,259)	0
Share buy-back programme at 31 December	0	23,578,410

Employees share saving plan

Number of shares	2020	2019
Share saving plan at 1 January	10,074,712	10,352,671
Purchase	4,604,106	3,403,469
Allocated to employees	(3,236,327)	(3,681,428)
Share saving plan at 31 December	11,442,491	10,074,712

In 2020 and 2019 treasury shares were purchased and allocated to employees participating in the share saving plan for USD 68 million and USD 68 million, respectively. For further information, see note 6 Remuneration.

18 Finance debt

Non-current finance debt

Finance debt measured at amortised cost

	Weighted average interest rates in %[1]		Carrying amount in USD millions at 31 December		Fair value in USD millions at 31 December[2]	
	2020	2019	2020	2019	2020	2019
Unsecured bonds						
United States Dollar (USD)	3.82	4.14	18,710	13,308	21,883	14,907
Euro (EUR)	2.03	2.25	10,057	8,201	11,115	8,992
Great Britain Pound (GBP)	6.08	6.08	1,877	1,815	2,949	2,765
Norwegian Kroner (NOK)	4.18	4.18	352	342	412	389
Total unsecured bonds			30,994	23,666	36,359	27,053
Unsecured loans						
Japanese Yen (JPY)	4.30	4.30	97	92	119	123
Total unsecured loans			97	92	119	123
Total finance debt			31,091	23,758	36,479	27,175
Less current portion			1,974	2,004	2,062	2,036
Non-current finance debt			29,118	21,754	34,417	25,139

1) Weighted average interest rates are calculated based on the contractual rates on the loans per currency at 31 December and do not include the effect of swap agreements.
2) Fair values are determined from external calculation models based on market observations from various sources, classified at level 2 in the fair value hierarchy. For more information regarding fair value hierarchy, see note 25 Financial Instruments: fair value measurement and sensitivity of market risk.

Unsecured bonds amounting to USD 18,710 million are denominated in USD and unsecured bonds denominated in other currencies amounting to USD 11,368, million are swapped into USD. One bond denominated in EUR amounting to USD 916 million is not swapped. The table does not include the effects of agreements entered into to swap the various currencies into USD. For further information see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Substantially all unsecured bonds and unsecured bank loan agreements contain provisions restricting future pledging of assets to secure borrowings without granting a similar secured status to the existing bondholders and lenders.

In 2019 and 2020 Equinor issued the following bonds

Issuance date	Currency	Amount in million	Interest rate in %	Maturity date
18 May 2020	USD	750	1.750	January 2026
18 May 2020	EUR	750	0.750	May 2026
18 May 2020	USD	750	2.375	May 2030
18 May 2020	EUR	1,000	1.375	May 2032
1 April 2020	USD	1,250	2.875	April 2025
1 April 2020	USD	500	3.000	April 2027
1 April 2020	USD	1,500	3.125	April 2030
1 April 2020	USD	500	3.625	April 2040
1 April 2020	USD	1,250	3.700	April 2050
13 November 2019	USD	1,000	3.250	November 2049

Out of Equinor's total outstanding unsecured bond portfolio, 43 bond agreements contain provisions allowing Equinor to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying amount of these agreements is USD 30,644 million at the 31 December 2020 closing currency exchange rate.

For more information about the revolving credit facility, maturity profile for undiscounted cash flows and interest rate risk management, see note 5 Financial risk and capital management.

Non-current finance debt maturity profile

	At 31 December	
(in USD million)	2020	2019
Year 2 and 3	3,705	2,846
Year 4 and 5	4,927	5,004
After 5 years	20,485	13,904
Total repayment of non-current finance debt	29,118	21,754
Weighted average maturity (years - including current portion)	10	9
Weighted average annual interest rate (% - including current portion)	3.38	3.64

2019 reclassified because the line item Lease liabilities is separated from Finance debt in the Consolidated balance sheet.

Current finance debt

	At 31 December	
(in USD million)	2020	2019
Collateral liabilities	1,704	585
Non-current finance debt due within one year[1]	1,974	2,004
Other including US Commercial paper program and bank overdraft	913	350
Total current finance debt[1]	4,591	2,939
Weighted average interest rate (%)[1]	2.40	2.18

1) 2019 reclassified because the line item Lease liabilities is separated from Finance debt in the Consolidated balance sheet.

Collateral liabilities and other current liabilities relate mainly to cash received as security for a portion of Equinor's credit exposure and outstanding amounts on US Commercial paper (CP) programme. Issuance on the CP programme amounted to USD 903 million as of 31 December 2020 and USD 340 million as of 31 December 2019.

Reconciliation of cash flows from financing activities to finance line items in balance sheet

(in USD million)	Non-current finance debt	Current finance debt	Financial receivable Collaterals 1)	Additional paid in capital /Treasury shares	Non-controlling interest	Dividend payable	Total excluding Lease liabilities	Lease liabilities	Total
At 1 January 2020	21,754	2,939	(634)	(708)	20	859	24,230	4,339	28,569
Transfer to current portion	(1,974)	1,974					0		0
Effect of exchange rate changes	1,049	0	0	0	0	15	1,064		1,064
Dividend declared						1,833	1,833		1,833
Cash flows provided by/(used in) financing activities	8,347	(346)	(329)	(1,059)	(16)	(2,330)	4,268	(1,277)	2,991
Other changes	(58)	24	(4)	179	15	(20)	136	1,344	1,480
At 31 December 2020	29,118	4,591	(967)	(1,588)	19	357	31,531	4,406	35,937

(in USD million)	Non-current finance debt 2)	Current finance debt 2)	Financial receivable Collaterals 1)	Additional paid in capital /Treasury shares	Non-controlling interest	Dividend payable	Total excluding Lease liabilities	Lease liabilities	Total
At 1 January 2019	22,889	2,406	(591)	(196)	19	766	25,293	432	25,725
Transfer to current portion	(1,322)	1,322					0		0
Effect of exchange rate changes	(108)	0	0	0	0	7	(101)		(101)
Dividend declared						3,453	3,453		3,453
Cash flows provided by/(used in) financing activities	984	(1,487)	(32)	(514)	(7)	(3,342)	(4,398)	(1,098)	(5,496)
Other changes	(689)	698	(11)	2	8	(25)	(17)	5,005	4,988
At 31 December 2019	21,754	2,939	(634)	(708)	20	859	24,230	4,339	28,569

1) Financial receivable collaterals are included in Trade and other receivables in the Consolidated balance sheet. See note 15 Trade and other receivables for more information.

2) Non-current finance debt and Current finance debt reclassified as Lease liabilities is separated from Finance debt in the Consolidated balance sheet.

19 Pensions

The main pension plans for Equinor ASA and its most significant subsidiaries are defined contribution plans, in which the pension costs are recognised in the Consolidated statement of income in line with payments of annual pension premiums. The pension contribution plans in Equinor ASA also includes certain unfunded elements (notional contribution plans), for which the annual notional contributions are recognised as pension liabilities. These notional pension liabilities are regulated equal to the return on asset within the main contribution plan. See note 2 Significant accounting policies to the Consolidated financial statements for more information about the accounting treatment of the notional contribution plans reported in Equinor ASA.

In addition, Equinor ASA has a defined benefit plan. This benefit plan was closed in 2015 for new employees and for employees with more than 15 year to regular retirement age. Equinor's defined benefit plans are generally based on a minimum of 30 years of service and 66% of the final salary level, including an assumed benefit from the Norwegian National Insurance Scheme. The Norwegian companies in the group are subject to, and complies with, the requirements of the Norwegian Mandatory Company Pensions Act.

The defined benefit plans in Norway are managed and financed through Equinor Pensjon (Equinor's pension fund - hereafter Equinor Pension). Equinor Pension is an independent pension fund that covers the employees in Equinor's Norwegian companies. The pension fund's assets are kept separate from the company's and group companies' assets. Equinor Pension is supervised by the Financial Supervisory Authority of Norway ("Finanstilsynet") and is licenced to operate as a pension fund.

Equinor is a member of a Norwegian national agreement-based early retirement plan ("AFP"), and the premium is calculated based on the employees' income, but limited to 7.1 times the basic amount in the National Insurance scheme (7.1 G). The premium is payable for all employees until age 62. Pension from the AFP scheme will be paid from the AFP plan administrator to employees for their full lifetime. Equinor has determined that its obligations under this multi-employer defined benefit plan can be estimated with sufficient reliability for recognition purposes. Accordingly, the estimated proportionate share of the AFP plan is recognised as a defined benefit obligation.

The present values of the defined benefit obligation, except for the notional contribution plan, and the related current service cost and past service cost are measured using the projected unit credit method. The assumptions for salary increase, increases in pension payments and social security base amount are based on agreed regulation in the plans, historical observations, future expectations of the assumptions and the relationship between these assumptions. At 31 December 2020, the discount rate for the defined benefit plans in Norway was established on the basis of seven years' mortgage covered bonds interest rate extrapolated on a yield curve which matches the duration of Equinor's payment portfolio for earned benefits, which was calculated to be 15.6 years at the end of 2020. Social security tax is calculated based on a pension plan's net funded status and is included in the defined benefit obligation.

The recognition of a net surplus for the funded plan is based on the assumption that the net assets represent a future value for Equinor, either as possible distribution to premium fund which can be used for future funding of new liabilities, or disbursement of equity in the pension fund.

Equinor has more than one defined benefit plan, but the disclosure is made in total since the plans are not subject to materially different risks. Pension plans outside Norway are not material and as such not disclosed separately. The tables in this note present pension costs on a gross basis, before allocation to licence partners. In the Consolidated statement of income, the pension costs in Equinor ASA are presented net of costs allocated to licence partners.

Net pension cost

(in USD million)	2020	2019	2018
Current service cost	184	206	214
Losses/(gains) from curtailment, settlement or plan amendment	0	3	20
Notional contribution plans	55	56	55
Defined benefit plans	238	265	289
Defined contribution plans	192	182	173
Total net pension cost	432	446	462

In addition to the pension cost presented in the table above, financial items related to defined benefit plans are included in the Consolidated statement of income within Net financial items. Interest cost and changes in fair value of notional contribution plans of USD 203 million in 2020, and USD 260 million in 2019. Interest income of USD 117 million has been recognised in 2020, and USD 142 million in 2019.

(in USD million)	2020	2019
Defined benefit obligations at 1 January	8,363	8,176
Current service cost	184	206
Interest cost	203	263
Actuarial (gains)/losses - Financial assumptions	443	(23)
Actuarial (gains)/losses - Experience	(61)	6
Benefits paid	(250)	(236)
Losses/(gains) from curtailment, settlement or plan amendment	0	0
Paid-up policies	(7)	(14)
Foreign currency translation effects	286	(71)
Changes in notional contribution liability	55	56
Defined benefit obligations at 31 December	9,216	8,363
Fair value of plan assets at 1 January	5,589	5,187
Interest income	117	143
Return on plan assets (excluding interest income)	385	384
Company contributions	96	127
Benefits paid	(113)	(195)
Paid-up policies and personal insurance	(7)	(13)
Foreign currency translation effects	167	(44)
Fair value of plan assets at 31 December	6,234	5,589
Net pension liability at 31 December	(2,981)	(2,774)
Represented by:		
Asset recognised as non-current pension assets (funded plan)	1,310	1,093
Liability recognised as non-current pension liabilities (unfunded plans)	(4,292)	(3,867)
DBO specified by funded and unfunded pension plans	9,216	8,363
Funded	4,927	4,496
Unfunded	4,288	3,867
Actual return on assets	501	527

Equinor recognised an actuarial loss from changes in financial assumptions in 2020, mainly due to a larger decrease in discount rate compared to the other assumptions. An actuarial gain was recognised in 2019.

Actuarial losses and gains recognised directly in Other comprehensive income (OCI)

(in USD million)	2020	2019	2018
Net actuarial (losses)/gains recognised in OCI during the year	3	401	(282)
Foreign currency translation effects	(109)	27	172
Tax effects of actuarial (losses)/gains recognised in OCI	19	(98)	22
Recognised directly in OCI during the year, net of tax	(87)	330	(88)
Cumulative actuarial (losses)/gains recognised directly in OCI, net of tax	(899)	(812)	(1,141)

Actuarial assumptions

Rounded to the nearest quartile	Assumptions used to determine benefit costs in %		Assumptions used to determine benefit obligations in %	
	2020	2019	2020	2019
Discount rate	2.25	2.75	1.75	2.25
Rate of compensation increase	2.25	2.75	2.00	2.25
Expected rate of pension increase	1.50	2.00	1.25	1.50
Expected increase of social security base amount (G-amount)	2.25	2.75	2.00	2.25
Weighted-average duration of the defined benefit obligation			15.6	15.8

The assumptions presented are for the Norwegian companies in Equinor which are members of Equinor's pension fund. The defined benefit plans of other subsidiaries are immaterial to the consolidated pension assets and liabilities.

Expected attrition at 31 December 2020 was 0.3% and 3.6% for employees between 50-59 years and 60-67 years, and 0.3% and 3.3% in 2019. The attrition rate for the age group 60-67 years represent employees with immediate withdrawal of vested pension, thus remaining in the scheme.

For population in Norway, the mortality table K2013, issued by The Financial Supervisory Authority of Norway, is used as the best mortality estimate.

Disability tables for plans in Norway developed by the actuary were implemented in 2013 and represent the best estimate to use for plans in Norway.

Sensitivity analysis

The table below presents an estimate of the potential effects of changes in the key assumptions for the defined benefit plans. The following estimates are based on facts and circumstances as of 31 December 2020.

(in USD million)	Discount rate		Expected rate of compensation increase		Expected rate of pension increase		Mortality assumption	
	0.50%	-0.50%	0.50%	-0.50%	0.50%	-0.50%	+ 1 year	- 1 year
Effect on:								
Defined benefit obligation at 31 December 2020	(651)	738	191	(181)	598	(541)	333	(364)
Service cost 2021	(22)	25	11	(11)	17	(15)	9	(10)

The sensitivity of the financial results to each of the key assumptions has been estimated based on the assumption that all other factors would remain unchanged. The estimated effects on the financial result would differ from those that would actually appear in the Consolidated financial statements because the Consolidated financial statements would also reflect the relationship between these assumptions.

Pension assets

The plan assets related to the defined benefit plans were measured at fair value. Equinor Pension invests in both financial assets and real estate.

The table below presents the portfolio weighting as approved by the board of Equinor Pension for 2020. The portfolio weight during a year will depend on the risk capacity.

(in %)	Pension assets on investments classes 2020	2019	Target portfolio weight
Equity securities	34.1	32.3	27 - 38
Bonds	50.2	46.4	40 - 53
Money market instruments	9.4	14.5	0 - 29
Real estate	6.4	6.3	5 - 10
Other assets, including derivatives	(0.1)	0.5	
Total	100.0	100.0	

In 2020, 81% of the equity securities and 2% of bonds had quoted market prices in an active market. 17% of the equity securities, 98% of bonds and 100% of money market instruments had market prices based on inputs other than quoted prices. If quoted market prices are not available, fair values are determined from external calculation models based on market observations from various sources.

In 2019, 92% of the equity securities and 6% of bonds had quoted market prices in an active market. 8% of the equity securities, 94% of bonds and 100% of money market instruments had market prices based on inputs other than quoted prices.

For definition of the various levels, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Company contributions to be made to Equinor Pension in 2021 are expected to be in the range of USD 130 million to USD 150 million.

20 Provisions and other liabilities

(in USD million)	Asset retirement obligations	Claims and litigations	Other provisions and liabilities	Total
Provisions and other liabilities at 31 December 2019	14,719	965	3,479	19,163
Non-current portion at 31 December 2019	14,616	54	3,282	17,951
Current portion at 31 December 2019 reported as trade, other payables and provisions	104	910	197	1,211
New or increased provisions and other liabilities	353	81	439	873
Change in estimates	202	22	(10)	214
Amounts charged against provisions and other liabilities	(234)	(15)	(145)	(394)
Effects of change in the discount rate	1,537		32	1,569
Reduction due to divestments	(0)			(0)
Accretion expenses	412		160	572
Reclassification and transfer	(282)	(0)	28	(254)
Foreign currency translation effects	584	0	53	637
Provisions and other liabilities at 31 December 2020	17,292	1,053	4,035	22,380
Non-current portion at 31 December 2020	17,200	96	2,436	19,731
Current portion at 31 December 2020 reported as trade, other payables and provisions	92	958	1,600	2,649

The line item New or increased provisions and other liabilities includes additional provisions incurred in the period, liabilities and contingent considerations related to acquisitions. Due to significantly reduced expected use of a transportation agreement, Equinor provided a liability of USD 166 million in 2020 for an onerous contract. In 2020, Equinor also recognized a liability for contingent consideration of USD 145 million related to the acquisition of 49% interest in the limited liability company LLC KrasGeoNac (KGN).

The timing of cash outflows of asset retirement obligations depends on the expected production cease at the various facilities.

In certain production sharing agreements (PSA), Equinor's estimated share of ARO is paid into an escrow account over the producing life of the field. These payments are considered down-payments of the liabilities.

The Claims and litigations category mainly relate to expected payments for unresolved claims. The timing and amounts of potential settlements in respect of these claims are uncertain and dependent on various factors that are outside management's control. For further information on provisions and contingent liabilities, see note 23 Other commitments, contingent liabilities and contingent assets.

The line item Reclassification and transfer mainly relate to the classification of Bakken as held for sale. For further information, see note 4 Acquisitions and disposals.

For further information about methods applied and estimates required, see note 2 Significant accounting policies.

Expected timing of cash outflows

(in USD million)	Asset retirement obligations	Other provisions and liabilities, including claims and litigations	Total
2021 - 2025	883	4,197	5,080
2026 - 2030	1,634	266	1,900
2031 - 2035	5,716	178	5,895
2036 - 2040	2,557	41	2,598
Thereafter	6,502	406	6,908
At 31 December 2020	17,292	5,089	22,380

21 Trade, other payables and provisions

	At 31 December	
(in USD million)	2020	2019
Trade payables	2,748	3,047
Non-trade payables and accrued expenses	2,352	2,405
Joint venture payables	2,090	2,628
Payables to equity accounted associated companies and other related parties	546	947
Total financial trade and other payables	7,736	9,027
Current portion of provisions and other non-financial payables	2,774	1,423
Trade, other payables and provisions	10,510	10,450

Included in Current portion of provisions and other non-financial payables are certain provisions that are further described in note 20 Provisions and other liabilities and in note 23 Other commitments, contingent liabilities and contingent assets. For information regarding currency sensitivities, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk. For further information on payables to equity accounted associated companies and other related parties, see note 24 Related parties.

22 Leases

Equinor leases certain assets, notably drilling rigs, transportation vessels, storages and office facilities for operational activities. Equinor is mostly a lessee and the use of leases serves operational purposes rather than as a tool for financing.

Certain leases, such as land bases, supply vessels, helicopters and office buildings are entered into by Equinor for subsequent allocation of costs to licences operated by Equinor. These lease liabilities are recognized on a gross basis in the balance sheet, income statement and statement of cash flows when Equinor is considered to have the primary responsibility for the full lease payments. Lease liabilities related to assets dedicated to specific licences, where each licence participants are considered to have the primary responsibility for lease payments, are reflected net of partner share. This would typically involve drilling rigs dedicated to specific licences on the Norwegian continental shelf.

Information related to lease payments and lease liabilities

(in USD million)		2020		2019
Lease liabilities at 1 January		4,339		4,660
New leases, including remeasurements and cancellations		1,349		861
Gross lease payments	(1,415)		(1,280)	
Lease interest	102		144	
Lease repayments	(1,312)	(1,312)	(1,136)	(1,136)
Foreign currency translation effects		31		(47)
Lease liabilities at 31 December		4,406		4,339
Current lease liabilities		1,186		1,148
Non-current lease liabilities		3,220		3,191

Lease expenses not included in lease liabilities

(in USD million)	2020	2019
Short-term lease expenses	342	435

Payments related to short term leases are mainly related to drilling rigs and transportation vessels, for which a significant portion of the lease costs have been included in the cost of other assets, such as rigs used in exploration or development activities. Variable lease expense and lease expense related to leases of low value assets are not significant.

Equinor recognised revenues of USD 252 million in 2020 and USD 264 million in 2019 related to lease costs recovered from licence partners related to lease contracts being recognised gross by Equinor. In addition, Equinor received repayments of USD 29 million in 2020 and USD 34 million in 2019 related to finance subleases. At year-end 2020 and 2019 total finance sublease receivables were USD 38 million and USD 54 million respectively, which are included in the line item Trade and other receivables in the Consolidated balance sheet.

Commitments relating to lease contracts which had not yet commenced at year-end are included within Other commitments in note 23 Other commitments, contingent liabilities and contingent assets.

A maturity profile based on undiscounted contractual cash flows for lease liabilities is disclosed in note 5 Financial risk and capital management.

Non-current lease liabilities maturity profile

(in USD million)	At 31 December 2020	2019
Year 2 and 3	1,513	1,310
Year 4 and 5	748	676
After 5 years	959	1,204
Total repayment of non-current lease liabilities	3,220	3,191

Information related to Right of use assets

(in USD million)	Drilling rigs	Vessels	Land and buildings	Storage facilities	Other	Total
Right of use assets at 1 January 2020	951	1,320	1,365	156	219	4,011
Additions including remeasurements and cancellations	380	853	18	45	30	1,326
Depreciation and impairment[1]	(349)	(571)	(179)	(68)	(90)	(1,257)
Foreign currency translation effects	23	4	11	0	2	40
Right of use assets at 31 December 2020	1,004	1,606	1,215	133	161	4,119

(in USD million)	Drilling rigs	Vessels	Land and buildings	Storage facilities	Other	Total
Right of use assets at 1 January 2019	1,212	1,302	1,537	72	249	4,372
Additions including remeasurements and cancellations	160	439	59	141	56	855
Depreciation and impairment[1]	(398)	(413)	(225)	(57)	(81)	(1,174)
Foreign currency translation effects	(23)	(8)	(6)	0	(5)	(42)
Right of use assets at 31 December 2019	951	1,320	1,365	156	219	4,011

1) USD 359 million in 2020 and USD 375 million in 2019 of the depreciation cost have been allocated to activities being capitalised (refer to note 10 Property, plant and equipment).

The Right of use assets are included within the line item Property, plant and equipment in the Consolidated balance sheet. See also note 10 Property, plant and equipment.

Equinor implemented the accounting standard IFRS 16 Leases on 1 January 2019. The accounting standard was implemented according to the restrospective method, without restatement of 2018 reported figures. The implementation of IFRS 16 on 1 January 2019 increased the Consolidated balance sheet by adding lease liabilities of USD 4.2 billion and Right of use assets of USD 4.0 billion. Equinor's equity was not impacted by the implementation of IFRS 16.

23 Other commitments, contingent liabilities and contingent assets

Governmental production limitations

In periods with significantly reduced oil- and gas prices as a result of imbalances in the oil market, OPEC+ and governments across the world may announce unilateral production cuts. Equinor complies with revised production permits issued by the governments and may therefore from time to time have to limit the production compared to normal production capacity. As a consequence of the Covid-19 pandemic, such production cuts were issued during 2020, however these cuts have not had a significant impact on total production.

Contractual commitments

Equinor had contractual commitments of USD 5,849 million at 31 December 2020. The contractual commitments reflect Equinor's proportional share and mainly comprise construction and acquisition of property, plant and equipment as well as committed investments/funding or resources in equity accounted entities.

As a condition for being awarded oil and gas exploration and production licences, participants may be committed to drill a certain number of wells. At the end of 2020, Equinor was committed to participate in 26 wells, with an average ownership interest of approximately 37%. Equinor's share of estimated expenditures to drill these wells amounts to USD 323 million. Additional wells that Equinor may become committed to participating in depending on future discoveries in certain licences are not included in these numbers.

Other long-term commitments

Equinor has entered into various long-term agreements for pipeline transportation as well as terminal use, processing, storage and entry/exit capacity commitments and commitments related to specific purchase agreements. The agreements ensure the rights to the capacity or volumes in question, but also impose on Equinor the obligation to pay for the agreed-upon service or commodity, irrespective of actual use. The contracts' terms vary, with durations of up to 2044.

Take-or-pay contracts for the purchase of commodity quantities are only included in the table below if their contractually agreed pricing is of a nature that will or may deviate from the obtainable market prices for the commodity at the time of delivery.

Obligations payable by Equinor to entities accounted for in the Equinor group using the equity method are included in the table below with Equinor's full proportionate share. For assets (such as pipelines) that are included in the Equinor accounts through joint operations or similar arrangements, and where consequently Equinor's share of assets, liabilities, income and expenses (capacity costs) are reflected on a line-by-line basis in the Consolidated financial statements, the amounts in the table include the net commitment payable by Equinor (i.e. Equinor's proportionate share of the commitment less Equinor's ownership share in the applicable entity).

The table below also includes USD 2,222 million as the non-lease components of lease agreements reflected in the accounts according to IFRS 16, as well as leases not yet commenced. Leases not commenced include two new rigs to be used on the NCS and an increased number of VLGC (very large gas carriers) supporting the growing LPG business. For commenced leases, please refer to note 22 Leases.

Nominal minimum other long-term commitments at 31 December 2020:

(in USD million)	
2021	2,144
2022	2,057
2023	1,631
2024	1,296
2025	1,233
Thereafter	3,364
Total other long-term commitments	11,725

Guarantees
Equinor has guaranteed for its proportionate share of an associate's long-term bank debt, payment obligations under contracts, and certain third-party obligations. The total amount guaranteed at year-end 2020 is USD 316 million. The book value of the guarantees is immaterial.

Contingent liabilities and contingent assets

Redetermination process for Agbami field
Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field, which will reduce Equinor's ownership interest. A non-binding agreement for settlement of the redetermination was reached during the fourth quarter of 2018. The parties to the non-binding agreement have continued to work towards a final settlement and agreed-upon ownership percentage adjustment during 2020. These discussions are still ongoing. Equinor's provision for the best estimate of the impact of the redetermination process as of year-end 2020 amounts to USD 872 million and is booked as Trade and other payables in the Consolidated balance sheet. The impact of the redetermination process on the Consolidated statement of income was immaterial in 2020.

Mineral rights dispute along the Missouri riverbank
Equinor produces minerals from wells in spacing units along the Missouri River in which ownership of the mineral rights associated with the near shore region up to the ordinary high-water mark is disputed. As operator of wells in those units, Equinor has a right to part of the proceeds, and a responsibility to distribute the remainder of the proceeds from the production to the owners of the mineral rights. As the riverbank has moved continuously over time, updated river-surveys have resulted in interest claims from several parties, including the State of North Dakota, the United States, and private parties. The ultimate resolution of these issues could result in a reduction of Equinor's interest in some units. Equinor's maximum exposure is estimated at USD 91 million. Equinor has provided for its best estimate in the matter.

Claim from Petrofac regarding multiple variation order requests performed in Algeria (In Salah)
Petrofac International (UAE) LLC ("PIUL") was awarded the EPC Contract to execute the ISSF Project (the In Salah Southern Fields Project which has finalized the development of 4 gas fields in central Algeria). Following suspension of activity after the terrorist attack at another gas field in Algeria (In Amenas) in 2013, PIUL issued multiple Variation Order Requests ("VoRs") related to the costs incurred for stand-by and remobilization costs after the evacuation of expatriates. Several VoRs have been paid, but the settlement of the remaining has been unsuccessful. PIUL initiated arbitration in August 2020 claiming an estimated amount of USD 533 million, of which Equinor holds a 31.85% share. Equinor's maximum exposure amounts to USD 163 million. Equinor has provided for its best estimate in the matter.

Withholding tax dispute regarding remittances from Brazil to Norway
Remittances made from Brazil for services are normally subject to withholding income tax. In 2012, Equinor subsidiaries in Brazil filed a lawsuit to avoid paying this tax on remittances made to Equinor ASA and Equinor Energy AS for services without transfer of technology based on the Double Tax Treaty Brazil has with Norway. The first level decision from 2013 was in Equinor's favour and since 2014 the withholding tax is not being paid. In 2017, a second level decision was rendered also in favour of Equinor, but this decision has been appealed. The trial session started in October 2020 and one vote was rendered in favour of Tax authorities' argument. Two votes are still pending. Equinor's maximum exposure is estimated at approximately USD 111 million. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts have consequently been provided for in the accounts.

Suit for an annulment of Petrobras' sale of the interest in BM-S-8 to Equinor
In March 2017, an individual connected to the Union of Oil Workers of Sergipe (Sindipetro) filed a class action suit against Petrobras, Equinor, and ANP - the Brazilian Regulatory Agency - to seek annulment of Petrobras' sale of the interest and operatorship in BM-S-8 to Equinor, which was closed in November 2016 after approval by the partners and authorities. There was also an injunction request aiming to suspend the assignment, which first was granted in April 2017 by a federal judge but has subsequently been lifted by the Federal Regional Court, and this request has now been finally dismissed by the courts. The annulment case is ready to be decided at the first instance level. At the end of 2020, the acquired interest remains in Equinor's balance sheet as intangible assets of the Exploration & Production International (E&P International) segment. For further information about Equinor's acquisitions and divestments in BM-S-8, reference is made to note 4 Acquisitions and disposals.

ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services)
In Brazil, the State of Rio de Janeiro in 2015 published a law whereby crude oil extraction would be subject to a 18% ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services). Equinor, in line with other affected peer companies, are of the opinion that this tax is unconstitutional, and have initiated legal processes concerning the matter in the legal system of the State of Rio de Janeiro, with favourable decisions so far. The Brazilian Industry Association also filed a suit with the Federal Supreme Court of Brazil challenging the law's constitutionality. Equinor's downside exposure in connection with this case is increasing with production from both the Peregrino field and the Roncador field, but due to the Covid-19 pandemic and maintenance work during 2020, the exposure is not materially changed during the year, and at year-end 2020, the accumulated exposure based on production carried out is estimated at approximately USD 647 million. No payment of the ICMS will become due until a court decision is rendered declaring

this law to be constitutional. The timing of the final resolution of this matter cannot be ascertained with sufficient certainty, but the process may be expected to take a few years. Equinor is of the opinion that the group has a strong position in the case, and no amounts have consequently been provided for in the financial statements.

KKD oil sands partnership

Canadian tax authorities have issued a proposal of adjustment for 2014 for Equinor's Canadian subsidiary which was party to Equinor's divestment of 40% of the KKD Oil Sands partnership at that time. The proposal adjusts the partners' allocation between entities and assets involved. Maximum exposure is estimated to be approximately USD 396 million. The ongoing process of formal communication with the Canadian tax authorities, as well as any subsequent litigation that may become necessary, may take several years. No taxes will become payable until the matter has been finally settled. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts have consequently been provided for in the financial statements.

Deviation notices and disputes with Norwegian tax authorities

In the fourth quarter of 2020, Equinor received a decision from the Norwegian tax authorities related to the capital structure of the subsidiary Equinor Service Center Belgium N.V. The decision concludes that the capital structure has to be based on the arm length's principle and the decision covers the fiscal years 2012 to 2016. Maximum exposure is estimated to be approximately USD 188 million, for which Equinor has received a claim which will have to be settled. Equinor can appeal the decision and if Equinor's view prevails, the tax payment will be refunded. It continues to be Equinor's view that the group has a strong position, and at year-end 2020 no amounts have consequently been expensed in the financial statements.

Equinor has an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime. Based on a Norwegian supreme court ruling and Equinor's subsequent correspondence with the Norwegian tax authorities in 2020, the maximum exposure in this matter is estimated to approximately USD 220 million. Equinor has provided for its best estimate in the matter.

The Oil Taxation Office has challenged the internal pricing of certain products of natural gas liquids sold from Equinor Energy AS to Equinor ASA in the years 2011-2019. This dispute is partially settled for some of the liquids, but for other liquids the dispute is ongoing. For one of the products, Equinor has filed a writ of summons to Oslo District Court related to the income years 2012-2014, and these proceedings are scheduled in March 2021. The total maximum exposure regarding the gas liquid matters is estimated to be approximately USD 100 million. Equinor has provided for its best estimate in the matter.

Price review arbitration

Some long-term gas sales agreements contain price review clauses, which in certain cases lead to claims subject to arbitration. The exposure related to price reviews has been reduced by approximately USD 1.3 billion due to settlements during 2020. The remaining exposure for gas delivered prior to year-end is immaterial. Price review related changes during 2020 represent an income of approximately USD 150 million before tax and USD 30 million after tax. The effects have been reflected in the Consolidated statement of income as revenues and income tax.

Dispute between the Federal Government of Nigeria and the Governments of Rivers, Bayelsa and Akwa Ibom States in Nigeria

In October 2018, the Supreme Court of Nigeria rendered a judgement in a dispute between the Federal Government of Nigeria and the Governments of Rivers, Bayelsa and Akwa Ibom States in favour of the latter. The Supreme Court judgement provides for potential retroactive adjustment of certain production sharing contracts in favour of the Federal Government, including OML 128 (Agbami). This case was withdrawn by the plaintiff in the second quarter of 2020 with no impact on Equinor's financial statements.

Dispute with Brazilian tax authorities

Brazilian tax authorities issued a tax assessment in 2017 for Equinor's Brazilian subsidiary which was party to Equinor's divestment of 40% of the Peregrino field to Sinochem in 2011. The assessment denied Equinor's allocation of the sale proceeds to the Dutch entity involved, resulting in a significantly higher assessed taxable gain and related taxes payable in Brazil. Equinor disagreed with the assessment and had the case brought forward to the Administrative Court in Brazil which decided the case in Equinor's favour in second instance. Equinor has received confirmation that the decision is considered final and non-appealable. The final ruling did not have any impact on Equinor's financial statements.

Other claims

During the normal course of its business, Equinor is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Consolidated financial statements for probable liabilities related to litigation and claims based on its best estimate. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings. Equinor is actively pursuing the above disputes through the contractual and legal means available in each case, but the timing of the ultimate resolutions and related cash flows, if any, cannot at present be determined with sufficient reliability.

Provisions related to claims other than those related to income tax are reflected within note 20 Provisions and other liabilities. Uncertain income tax related liabilities are reflected as current tax payables or deferred tax liabilities as appropriate, while uncertain tax assets are reflected as current or deferred tax assets.

24 Related parties

Transactions with the Norwegian State
The Norwegian State is the majority shareholder of Equinor and also holds major investments in other Norwegian companies. As of 31 December 2020, the Norwegian State had an ownership interest in Equinor of 67.0% (excluding Folketrygdfondet, the Norwegian national insurance fund, of 3.6%). This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

Total purchases of oil and natural gas liquids from the Norwegian State amounted to USD 5,108 million, USD 7,505 million and USD 8,604 million in 2020, 2019 and 2018, respectively. Total purchases of natural gas regarding the Tjeldbergodden methanol plant from the Norwegian State amounted to USD 18 million, USD 36 million and USD 49 million in 2020, 2019 and 2018, respectively. These purchases of oil and natural gas are recorded in Equinor ASA. In addition, Equinor ASA sells in its own name, but for the Norwegian State's account and risk, the Norwegian State's gas production. These transactions are presented net. For further information please see note 2 Significant accounting policies. The most significant items included in the line item Payables to equity accounted associated companies and other related parties in note 21 Trade and other payables, are amounts payable to the Norwegian State for these purchases.

The first tranche of the share buy-back programme was executed in the period up to 4 February 2020 and a proportionate share of the Norwegian State holding has been redeemed and cancelled following approval from the Annual General Meeting. For more details please see note 17 Shareholder's equity and dividends.

Other transactions
In relation to it ordinary business operations Equinor enters into contracts such as pipeline transport, gas storage and processing of petroleum products, with companies in which Equinor has ownership interests. Such transactions are included within the applicable captions in the Consolidated statement of income. Gassled and certain other infrastructure assets are operated by Gassco AS, which is an entity under common control by the Norwegian Ministry of Petroleum and Energy. Gassco's activities are performed on behalf of and for the risk and reward of pipeline and terminal owners, and capacity payments flow through Gassco to the respective owners. Equinor payments that flowed through Gassco in this respect amounted to USD 1,203 million, USD 1,396 million and USD 1,351 million in 2020, 2019 and 2018, respectively. These payments are mainly recorded in Equinor ASA. The stated amounts represent Equinor's full capacity payments to Gassco, but in the financial statements the cost is reflected net of the share of these payments that represent Equinor's own ownership interests in Gassco operated infrastructure. In addition, Equinor ASA manages, in its own name, but for the Norwegian State's account and risk, the Norwegian State's share of the Gassco costs. These transactions are presented net.

Equinor leases two office buildings, located in Bergen and Harstad, owned by Equinor's pension fund ("Equinor Pensjon"). The lease contracts extend to the years 2034 and 2037 and Equinor ASA has recognised lease liabilities of USD 311 million related to these contracts.

Related party transactions with management are presented in note 6 Remuneration. Management remuneration for 2020 is presented in note 4 Remuneration in the financial statements of the parent company, Equinor ASA.

25 Financial instruments: fair value measurement and sensitivity analysis of market risk

Financial instruments by category

The following tables present Equinor's classes of financial instruments and their carrying amounts by the categories as they are defined in IFRS 9 Financial Instruments: Classification and Measurement. For financial investments, the difference between measurement as defined by IFRS 9 categories and measurement at fair value is immaterial. For trade and other receivables and payables, and cash and cash equivalents, the carrying amounts are considered a reasonable approximation of fair value. See note 18 Finance debt for fair value information of non-current bonds and bank loans.

See note 2 Significant accounting policies for further information regarding measurement of fair values.

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
At 31 December 2020					
Assets					
Non-current derivative financial instruments			2,476		2,476
Non-current financial investments	13	261	3,822		4,083
Prepayments and financial receivables	13	497		364	861
Trade and other receivables	15	7,418		814	8,232
Current derivative financial instruments			886		886
Current financial investments	13	11,649	216		11,865
Cash and cash equivalents	16	6,264	492		6,757
Total financial assets		26,090	7,892	1,178	35,159

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
At 31 December 2019					
Assets					
Non-current derivative financial instruments			1,365		1,365
Non-current financial investments	13	167	3,433		3,600
Prepayments and financial receivables	13	1,057		157	1,214
Trade and other receivables	15	7,374		859	8,233
Current derivative financial instruments			578		578
Current financial investments	13	7,050	377		7,426
Cash and cash equivalents	16	4,478	700		5,177
Total financial assets		20,125	6,452	1,016	27,593

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2020					
Liabilities					
Non-current finance debt	18	29,118			29,118
Non-current derivative financial instruments			676		676
Trade, other payables and provisions	21	7,736		2,774	10,510
Current finance debt	18	4,591			4,591
Dividend payable		357			357
Current derivative financial instruments			1,710		1,710
Total financial liabilities		41,802	2,386	2,774	46,961

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2019					
Liabilities					
Non-current finance debt[1]	18	21,754			21,754
Non-current derivative financial instruments			1,173		1,173
Trade, other payables and provisions	21	9,027		1,423	10,450
Current finance debt[1]	18	2,939			2,939
Dividend payable		859			859
Current derivative financial instruments			462		462
Total financial liabilities[1]		34,580	1,635	1,423	37,637

1) Non-current finance debt and Current finance debt in the column Non-financial liabilities reclassified as Lease liabilities is separated from the line item Finance debt in the Consolidated balance sheet.

Fair value hierarchy

The following table summarises each class of financial instruments which are recognised in the Consolidated balance sheet at fair value, split by Equinor's basis for fair value measurement.

(in USD million)	Non-current financial investments	Non-current derivative financial instruments - assets	Current financial investments	Current derivative financial instruments - assets	Cash equivalents	Non-current derivative financial instruments - liabilities	Current derivative financial instruments - liabilities	Net fair value
At 31 December 2020								
Level 1	1,379	0	66	419		0	(432)	1,432
Level 2	2,135	2,146	150	443	492	(671)	(1,277)	3,417
Level 3	308	330		24		(5)		657
Total fair value	3,822	2,476	216	886	492	(676)	(1,710)	5,505
At 31 December 2019								
Level 1	1,456	7	0	86		(6)	(70)	1,473
Level 2	1,700	1,139	377	461	700	(1,148)	(394)	2,835
Level 3	277	219		33		(19)		510
Total fair value	3,433	1,365	377	578	700	(1,173)	(462)	4,817

Level 1, fair value based on prices quoted in an active market for identical assets or liabilities, includes financial instruments actively traded and for which the values recognised in the Consolidated balance sheet are determined based on observable prices on identical instruments. For Equinor this category will, in most cases, only be relevant for investments in listed equity securities and government bonds.

Level 2, fair value based on inputs other than quoted prices included within level 1, which are derived from observable market transactions, includes Equinor's non-standardised contracts for which fair values are determined on the basis of price inputs from observable market transactions. This will typically be when Equinor uses forward prices on crude oil, natural gas, interest rates and foreign currency exchange rates as inputs to the valuation models to determine the fair value of it derivative financial instruments.

Level 3, fair value based on unobservable inputs, includes financial instruments for which fair values are determined on the basis of input and assumptions that are not from observable market transactions. The fair values presented in this category are mainly based on internal assumptions. The internal assumptions are only used in the absence of quoted prices from an active market or other observable price inputs for the financial instruments subject to the valuation.

The fair value of certain earn-out agreements and embedded derivative contracts are determined by the use of valuation techniques with price inputs from observable market transactions as well as internally generated price assumptions and volume profiles. The discount rate used in the valuation is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows adjusted for a credit premium to reflect either Equinor's credit premium, if the value is a liability, or an estimated counterparty credit premium if the value is an asset. In addition, a risk premium for risk elements not adjusted for in the cash flow may be included when applicable. The fair values of these derivative financial instruments have been classified in their entirety in the third category within current derivative financial instruments and non-current derivative financial instruments. Another reasonable assumption, that could have been applied when determining the fair value of these contracts, would be to extrapolate the last observed forward prices with inflation. If Equinor had applied this assumption, the fair value of the contracts included would have increased by approximately USD 0.1 billion at end of 2020, while at end of 2019 the impact was considered insignificant.

The reconciliation of the changes in fair value during 2020 and 2019 for financial instruments classified as level 3 in the hierarchy is presented in the following table.

(in USD million)	Non-current financial investments	Non-current derivative financial instruments - assets	Current derivative financial instruments - assets	Non-current derivative financial instruments - liabilities	Current derivative financial instruments - liabilities	Total amount
Opening at 1 January 2020	277	219	33	(19)	0	510
Total gains and losses recognised in statement of income	(29)	106	19	14	0	109
Purchases	64					64
Settlement	(8)		(28)			(36)
Transfer to level 1	1					1
Foreign currency translation effects	4	5	(0)			9
Closing at 31 December 2020	308	330	24	(5)	0	657
Opening at 1 January 2019	250	227	44	(35)	(1)	485
Total gains and losses recognised in statement of income	(38)	(6)	31	16	1	4
Purchases	78					78
Settlement	(11)		(42)			(52)
Transfer to level 1	(3)					(3)
Foreign currency translation effects	(0)	(2)	(0)			(3)
Closing at 31 December 2019	277	219	33	(19)	0	510

During 2020 the financial instruments within level 3 have had a net increase in fair value of USD 147 million. The USD 109 million recognised in the Consolidated statement of income during 2020 are mainly related to changes in fair value of embedded derivatives. USD 28 million related to certain earn-out agreements included in the opening balance for 2020 has been fully realised as the underlying volumes have been delivered during 2020.

Sensitivity analysis of market risk

Commodity price risk
The table below contains the commodity price risk sensitivities of Equinor's commodity based derivatives contracts. For further information related to the type of commodity risks and how Equinor manages these risks, see note 5 Financial risk and capital management.

Equinor's assets and liabilities resulting from commodity based derivatives contracts consist of both exchange traded and non-exchange traded instruments, including embedded derivatives that have been bifurcated and recognised at fair value in the Consolidated balance sheet.

Price risk sensitivities at the end of 2020 and 2019 at 30% are assumed to represent a reasonably possible change based on the duration of the derivatives. Since none of the derivative financial instruments included in the table below are part of hedging relationships, any changes in the fair value would be recognised in the Consolidated statement of income.

Commodity price sensitivity	At 31 December			
	2020		2019	
(in USD million)	- 30%	+ 30%	- 30%	+ 30%
Crude oil and refined products net gains/(losses)	1,025	(1,025)	569	(563)
Natural gas, electricity and Co2 net gains/(losses)	184	(94)	(33)	49

Currency risk
The following currency risk sensitivity has been calculated, by assuming an 8% reasonable change in the most relevant foreign currency exchange rates that impact Equinor's financial accounts, based on balances at 31 December 2020. As of 31 December 2019, a change of 9% in the most relevant foreign currency exchange rates were viewed as a reasonable change. With reference to table below, an increase in the foreign currency exchange rates means that the disclosed currency has strengthened in value against all other currencies. The estimated gains and the estimated losses following from a change in the foreign currency exchange rates would impact the Consolidated statement of income. For further information related to the currency risk and how Equinor manages these risks, see note 5 Financial risk and capital management.

Currency risk sensitivity	At 31 December			
	2020		2019	
(in USD million)	- 8%	+ 8%	- 9%	+ 9%
USD net gains/(losses)	(319)	319	(220)	220
NOK net gains/(losses)	322	(322)	282	(282)

Interest rate risk
The following interest rate risk sensitivity has been calculated by assuming a change of 0.6 percentage points as a reasonable possible change in interest rates at the end of 2020. A change of 0.6 percentage points in interest rates was also in 2019 viewed as a reasonable possible change. A decrease in interest rates will have an estimated positive impact on net financial items in the Consolidated statement of income, while an increase in interest rates has an estimated negative impact on net financial items in the Consolidated statement of income. For further information related to the interest risks and how Equinor manages these risks, see note 5 Financial risk and capital management.

Interest risk sensitivity	At 31 December			
	2020		2019	
(in USD million)	- 0.6 percentage points	+ 0.6 percentage points	- 0.6 percentage points	+ 0.6 percentage points
Positive/(negative) impact on net financial items	516	(516)	526	(526)

Equity price risk
The following equity price risk sensitivity has been calculated, by assuming a 35% possible change in equity prices that impact Equinor's financial accounts, based on balances at 31 December 2020. At 31 December 2019, a change of 35% in equity prices were viewed as a reasonable possible change. The estimated gains and the estimated losses following from a change in equity prices would impact the Consolidated statement of income. For further information related to the equity price risk and how Equinor manages these risks, see note 5 Financial risk and capital management.

Equity price sensitivity	At 31 December			
	2020		2019	
(in USD million)	- 35%	+ 35%	- 35%	+ 35%
Net gains/(losses)	(684)	684	(631)	631

26 Subsequent events

On 16 November 2020, Equinor communicated a new organisational corporate structure, which will come into effect on 1 June 2021. The main change is that the operating segment Development & Production Brazil will be merged into the operating segment Exploration & Production International. In addition, the operating segment Exploration will be divided and merged into Exploration & Production Norway and Exploration & Production International. Global Strategy & Business development will be divided and merged into the functions for Chief Financial Officer and Safety, Security and Sustainability. The operating segment Technology, Projects & Drilling will be split into Technology, Digital & Innovation and Projects, Drilling & Procurement. The current organisational structure will remain in place until the planned implementation takes effect. The new organisational corporate structure will not imply any changes in the reportable segments.

From the first quarter of 2021, Equinor will start reporting New Energy Solutions (NES), to be renamed to Renewables from 1 June 2021, as a separate reportable segment due to the strategic importance of the operating segment.

On 8 January 2021, The Norwegian Government announced a new climate action plan. One proposed measure to reduce CO_2 emissions is to increase the CO_2 tax on offshore oil and gas production gradually and with full effect from 2030. The plan also proposes increased offshore methane tax. Compared to Equinor's estimates at 31 December 2020, it is expected that the cost increase for Equinor for the year 2030 will be approximately USD 0.4 billion pre-tax. This is not expected to significantly impact impairment assessments in E&P Norway as of the first quarter of 2021. The climate action plan is expected to be approved by the Parliament in the spring of 2021.

On 29 January 2021, Equinor closed the agreement with BP to sell a 50% non-operated interest in the Empire Wind and Beacon Wind assets for a total preliminary consideration of USD 1.2 billion, including USD 0.1 billion in interim period adjustments, with remaining cash consideration after the prepayment in 2020 was paid at closing.

On 9 February 2021, Equinor has agreed to divest its interests in the Bakken field in the US states of North Dakota and Montana to Grayson Mill Energy, backed by EnCap Investments, for a total consideration of around USD 900 million. The effective date of the transaction is 1 January 2021. Closing is subject to the satisfaction of customary conditions, including authority approvals.

On 26 February 2021, Equinor closed the agreement with ENI to sell a 10% non-operated interest in the Dogger Bank A and Dogger Bank B projects for a total consideration GBP 206.4 million paid at closing.

4.2 Supplementary oil and gas information (unaudited)

In accordance with the US Financial Accounting Standards Board Accounting Standards Codification "Extractive Activities - Oil and Gas" (Topic 932), Equinor is reporting certain supplemental disclosures about oil and gas exploration and production operations. While this information is developed with reasonable care and disclosed in good faith, it is emphasised that some of the data is necessarily imprecise and represents only approximate amounts because of the subjective judgement involved in developing such information. Accordingly, this information may not necessarily represent the present financial condition of Equinor or its expected future results.

For further information regarding the reserves estimation requirement, see note 2 Significant accounting policies - Critical accounting judgements and key sources of estimation uncertainty - Proved oil and gas reserves within the Consolidated financial statements.

For information related to the Agbami redetermination process and the dispute between the Nigerian National Petroleum Corporation and the partners in Oil Mining Lease (OML) 128 concerning certain terms of the OML 128 Production Sharing Contract (PSC), see note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements. The effect of the re-determination on proved reserves, which is estimated to be less than 10 million boe, is not yet included.

No new events have occurred since 31 December 2020 that would result in a significant change in the estimated proved reserves or other figures reported as of that date. The effective date of the recently announced agreement to divest our interests in the Bakken field in the USA is 1 January 2021. This will result in an estimated reduction in proved reserves of 94 million boe at year-end 2021.

Proved oil and gas reserves
Equinor's proved oil and gas reserves have been estimated by its qualified professionals in accordance with industry standards under the requirements of the US Securities and Exchange Commission (SEC), Rule 4-10 of Regulation S-X. Statements of reserves are forward-looking statements. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

The determination of these reserves is part of an ongoing process subject to continual revision as additional information becomes available. Estimates of proved reserve quantities are dynamic and change over time as new information becomes available. Moreover, identified reserves and contingent resources that may become proved in the future are excluded from the calculations.

Equinor's proved reserves are recognised under various forms of contractual agreements, including production sharing agreements (PSAs) where Equinor's share of reserves can vary due to commodity prices or other factors. Reserves from agreements such as PSAs and buy-back agreements are based on the volumes to which Equinor has access (cost oil and profit oil), limited to available market access. At 31 December 2020, 5% of total proved reserves were related to such agreements, of which 10% were oil, condensate and NGL reserves and 1% were gas reserves. This compares with 5% of total proved reserves for both 2019 and 2018. Net entitlement oil and gas production from fields with such agreements was 59 million boe during 2020, compared to 68 million boe for 2019 and 83 million boe for 2018. Equinor participates in such agreements in Algeria, Angola, Azerbaijan, Libya, Nigeria and Russia.

Equinor is recording, as proved reserves, volumes equivalent to our tax liabilities under negotiated fiscal arrangements (PSAs) where the tax is paid on behalf of Equinor. Reserves are net of royalty oil paid in-kind, except reserves in the US. Proved reserves does not include quantities consumed during production.

Rule 4-10 of Regulation S-X requires that the estimation of reserves is based on existing economic conditions, including a 12-month average price determined as an unweighted arithmetic average of the first-of-the month price for each month within the reporting period, unless prices are defined by contractual arrangements. Volume weighted average prices for the total Equinor portfolio, and the Brent blend price, is presented in the following table:

	Brent blend (USD/boe)	Oil (USD/boe)	Condensate (USD/boe)	NGL (USD/boe)	Natural gas (USD/mmbtu)
		Volume weighted average prices at year-end			
2020	41.26	40.60	33.99	23.72	3.18
2019	63.04	60.04	55.37	29.96	5.12
2018	71.59	67.99	67.42	39.81	6.19

The decrease in commodity prices affected the profitable reserves to be recovered from accumulations, resulting in lower proved reserves. The negative revisions due to price are in general a result of limitation to economic cut-off. For fields with a production-sharing type of agreement this is to some degree offset by higher entitlement to the reserves. These changes are all included in the revision category in the tables below, giving a net decrease of Equinor's proved reserves at year-end.

From the Norwegian continental shelf (NCS), Equinor is responsible for managing, transporting and selling the Norwegian State's oil and gas on behalf of the Norwegian State's direct financial interest (SDFI). These reserves are sold in conjunction with the Equinor reserves. As part of this arrangement, Equinor delivers and sells gas to customers in accordance with various types of sales contracts on behalf of the SDFI. In order to fulfil the commitments, Equinor utilises a field supply schedule which provides the highest possible total value for the joint portfolio of oil and gas between Equinor and the SDFI.

Equinor and the SDFI receive income from the joint natural gas sales portfolio based upon their respective share in the supplied volumes. For sales of the SDFI natural gas, to Equinor and to third parties, the payment to the Norwegian State is based on achieved prices, a net back formula calculated price or market value. All of the Norwegian State's oil and NGL is acquired by Equinor. The price Equinor pays to the SDFI for the crude oil is based on market reflective prices. The prices for NGL are either based on achieved prices, market value or market reflective prices.

The regulations of the owner's instruction, as described above, may be changed or withdrawn by the Equinor ASA's general meeting. Due to this uncertainty and the Norwegian State's estimate of proved reserves not being available to Equinor, it is not possible to determine the total quantities to be purchased by Equinor under the owner's instruction.

Topic 932 requires the presentation of reserves and certain other supplemental oil and gas disclosures by geographic area, defined as country or continent containing 15% or more of total proved reserves. At 31 December 2020 Norway is the only country in this category, with 72% of the total proved reserves. Since the USA contained 16% of the Proved reserves at the beginning of 2017, management has determined that the most meaningful presentation of geographic areas also in 2020 would be Norway, US, and the continents of Eurasia (excluding Norway), Africa, and Americas (excluding USA).

Proved reserves movements 2020

Africa
The net increase of 40 mill boe in revision and improved recovery was mainly due to positive revisions on several fields with production sharing agreements in Angola, Algeria, Nigeria and Libya.

USA
The net decrease of 118 million boe in revisions and improved recovery included a negative revision of 110 million boe related to our onshore developments. This was mainly due to reduced activity levels as well as shorter economic field lifetime caused by reduced oil and gas prices. The reduced prices have also affected some of our Gulf of Mexico fields negatively. The increase of 101 million boe in extension and discoveries was the result of new wells drilled in previously unproven areas in our onshore developments.

Americas excl USA
The net decrease of 55 million boe in revisions and improved recovery was mainly due to shorter economic lifetime for fields in Brazil caused by the reduced oil prices. The equity accounted increase of 6 million boe in purchase of reserves-in-place is in Argentina.

Proved reserves movements 2019

Norway
The decrease of 66 million boe (equity accounted) was due to a divestment of a 16% shareholding in Lundin after which Equinor no longer carry any equity accounted proved reserves in Norway.

Eurasia excl Norway
The net increase of 52 million boe in revisions and improved recovery was mainly related to positive revisions on fields in the UK but did also include some additional volumes from an increased recovery project in Azerbaijan. The increase of 110 million boe in extensions and discoveries (equity accounted) was in Russia where a new development project was sanctioned.

Africa
The net increase of 25 million boe in revisions and improved recovery was mainly due to positive revisions on several fields with production sharing agreements in Algeria and Angola.

USA
The increase of 126 mill boe in extensions and discoveries was due to continued drilling of new wells in previously undrilled areas in our onshore developments.

Proved reserves movements 2018

Norway
The increase of 680 million boe in extensions and discoveries was primarily related to sanctioning of the phase 2 development of the Johan Sverdrup oil field and the phase 3 development of the Troll gas field. Phase 2 of the Johan Sverdrup development was also the reason for the equity accounted net increase of 11 million boe in the same category as our shareholding in Lundin Petroleum.

Eurasia excluding Norway
The net increase of 39 million boe in revisions and improved recovery was primarily an effect of increased oil price, prolonging the economic lifetime of certain fields in this area.

Africa
The net increase of 57 million boe in revisions and improved recovery was due to an extension of the In Amenas PSA in Algeria and drilling of more wells in the Agbami field in Nigeria, increasing the recovery from this field. The net increase also included minor revisions, both positive and negative, on several fields in Algeria and Libya.

USA
The net increase of 154 mill boe in extensions and discoveries was primarily due to extensions of the proved areas in our onshore developments through drilling of new wells in previously undrilled areas. It also included an increase trough sanctioning of the Vito field development in the Gulf of Mexico.

Americas excluding the USA
The net increase of 60 million boe in revisions and improved recovery came mainly from positive revisions on fields in Brazil, but also from positive revisions in Canada. The increase of 115 million boe in purchase of reserves-in-place was in Brazil.

Changes to the proved reserves in 2020 are also described by each geographic area in section 2.9 Operational performance, Proved oil and gas reserves. Development of the proved undeveloped reserves is described in section 2.9 Operational performance, Development of reserves.

The following tables reflect the estimated proved reserves of oil and gas at 31 December 2017 through 2020, and the changes therein.

Net proved oil and condensate reserves (in million boe)	Consolidated companies						Equity accounted				Total
	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Subtotal	Norway	Eurasia excluding Norway	Americas excluding USA	Subtotal	Total
At 31 December 2017	1,380	97	185	351	237	2,249	53	–	–	53	**2,302**
Revisions and improved recovery	114	36	35	7	60	251	4	–	–	4	**256**
Extensions and discoveries	99	–	3	59	–	161	10	–	–	10	**171**
Purchase of reserves-in-place	21	–	–	2	111	133	–	–	–	–	**133**
Sales of reserves-in-place	(0)	(2)	–	(0)	–	(2)	–	–	–	–	**(2)**
Production	(155)	(8)	(57)	(48)	(29)	(298)	(5)	–	–	(5)	**(303)**
At 31 December 2018	1,458	124	165	371	378	2,496	62	–	–	62	**2,558**
Revisions and improved recovery	113	50	19	35	27	244	3	(0)	–	3	**247**
Extensions and discoveries	5	3	–	25	–	33	–	57	–	57	**91**
Purchase of reserves-in-place	41	–	–	18	–	59	–	–	–	–	**59**
Sales of reserves-in-place	(4)	–	–	(13)	–	(17)	(62)	–	–	(62)	**(80)**
Production	(151)	(9)	(47)	(54)	(36)	(296)	(3)	(1)	–	(4)	**(300)**
At 31 December 2019	1,463	168	137	383	369	2,518	–	56	–	56	**2,575**
Revisions and improved recovery	32	(12)	33	(55)	(57)	(58)	–	(5)	–	(5)	**(63)**
Extensions and discoveries	27	2	–	7	–	36	–	0	–	0	**36**
Purchase of reserves-in-place	–	–	–	–	–	–	–	–	5	5	**5**
Sales of reserves-in-place	–	–	–	–	–	–	–	–	–	–	**–**
Production	(193)	(15)	(39)	(48)	(25)	(320)	–	(1)	(1)	(2)	**(322)**
At 31 December 2020	1,329	143	131	287	287	2,177	–	50	5	55	**2,232**
Proved developed oil and condensate reserves											
At 31 December 2017	514	55	173	252	118	1,112	–	–	–	–	**1,112**
At 31 December 2018	493	46	152	279	247	1,216	0	–	–	0	**1,216**
At 31 December 2019	691	44	124	278	254	1,392	–	5	–	5	**1,396**
At 31 December 2020	654	54	110	217	202	1,237	–	8	5	13	**1,249**
Proved undeveloped oil and condensate reserves											
At 31 December 2017	866	42	12	99	119	1,138	53	–	–	53	**1,191**
At 31 December 2018	966	78	13	91	131	1,279	62	–	–	62	**1,342**
At 31 December 2019	772	123	13	104	115	1,127	–	52	–	52	**1,178**
At 31 December 2020	676	88	21	70	86	940	–	42	0	42	**982**

| Net proved NGL reserves (in million boe) | Consolidated companies | | | | | | Equity accounted | | | | Total |
	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Subtotal	Norway	Eurasia excluding Norway	Americas excluding USA	Subtotal	Total
At 31 December 2017	278	-	10	90	-	378	1	-	-	1	**379**
Revisions and improved recovery	25	-	15	(9)	-	30	(0)	-	-	(0)	**30**
Extensions and discoveries	21	-	-	16	-	37	0	-	-	0	**37**
Purchase of reserves-in-place	8	-	-	0	-	8	-	-	-	-	**8**
Sales of reserves-in-place	-	-	-	(0)	-	(0)	-	-	-	-	**(0)**
Production	(46)	-	(4)	(12)	-	(62)	(0)	-	-	(0)	**(62)**
At 31 December 2018	286	-	21	85	-	392	1	-	-	1	**393**
Revisions and improved recovery	5	-	0	(2)	-	3	-	-	-	-	**3**
Extensions and discoveries	1	-	-	11	-	12	-	-	-	-	**12**
Purchase of reserves-in-place	4	-	-	1	-	5	-	-	-	-	**5**
Sales of reserves-in-place	(1)	-	-	(18)	-	(18)	(1)	-	-	(1)	**(20)**
Production	(41)	-	(3)	(12)	-	(57)	-	-	-	-	**(57)**
At 31 December 2019	254	-	18	65	-	337	-	-	-	-	**337**
Revisions and improved recovery	(7)	0	2	(8)	-	(13)	-	-	-	-	**(13)**
Extensions and discoveries	0	-	-	7	-	8	-	-	-	-	**8**
Purchase of reserves-in-place	-	-	-	-	-	-	-	-	-	-	**-**
Sales of reserves-in-place	-	-	-	-	-	-	-	-	-	-	**-**
Production	(40)	(0)	(3)	(11)	-	(54)	-	-	-	-	**(54)**
At 31 December 2020	208	0	17	53	-	278	-	-	-	-	**278**
Proved developed NGL reserves											
At 31 December 2017	199	-	10	68	-	278	-	-	-	-	**278**
At 31 December 2018	192	-	18	68	-	277	0	-	-	0	**277**
At 31 December 2019	175	-	15	49	-	240	-	-	-	-	**240**
At 31 December 2020	141	0	15	47	-	204	-	-	-	-	**204**
Proved undeveloped NGL reserves											
At 31 December 2017	78	-	-	21	-	100	1	-	-	1	**101**
At 31 December 2018	94	-	3	18	-	115	1	-	-	1	**116**
At 31 December 2019	78	-	3	16	-	97	-	-	-	-	**97**
At 31 December 2020	66	(0)	2	6	-	74	-	-	-	-	**74**

Net proved gas reserves (in million cf)	Consolidated companies						Equity accounted				Total
	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Subtotal	Norway	Eurasia excluding Norway	Americas excluding USA	Subtotal	Total
At 31 December 2017	12,343	159	310	2,252	–	15,064	9	–	–	9	**15,073**
Revisions and improved recovery	1,033	15	40	(9)	–	1,079	3	–	–	3	**1,082**
Extensions and discoveries	3,141	–	–	446	–	3,587	2	–	–	2	**3,588**
Purchase of reserves-in-place	274	–	–	3	26	303	–	–	–	–	**303**
Sales of reserves-in-place	(0)	–	–	(0)	–	(0)	–	–	–	–	**(0)**
Production	(1,502)	(39)	(84)	(318)	(5)	(1,949)	(4)	–	–	(4)	**(1,953)**
At 31 December 2018	15,290	134	266	2,373	20	18,084	10	–	–	10	**18,094**
Revisions and improved recovery	432	8	31	(39)	(3)	429	2	1	–	3	**432**
Extensions and discoveries	36	–	–	506	–	542	–	298	–	298	**840**
Purchase of reserves-in-place	37	–	–	11	–	48	–	–	–	–	**48**
Sales of reserves-in-place	(18)	–	–	(118)	–	(135)	(10)	–	–	(10)	**(145)**
Production	(1,447)	(31)	(57)	(363)	(9)	(1,907)	(2)	(4)	–	(6)	**(1,913)**
At 31 December 2019	14,330	111	241	2,371	8	17,060	–	295	–	295	**17,355**
Revisions and improved recovery	(195)	(36)	29	(311)	8	(505)	–	(28)	–	(28)	**(534)**
Extensions and discoveries	4	–	–	485	–	488	–	–	–	–	**488**
Purchase of reserves-in-place	–	–	–	–	–	–	–	–	4	4	**4**
Sales of reserves-in-place	–	–	–	–	–	–	–	–	–	–	**-**
Production	(1,425)	(26)	(42)	(373)	(9)	(1,874)	–	(3)	(1)	(3)	**(1,878)**
At 31 December 2020	12,714	49	227	2,171	7	15,169	–	264	3	267	**15,436**
Proved developed gas reserves											
At 31 December 2017	8,852	159	273	1,675	–	10,958	–	–	–	–	**10,958**
At 31 December 2018	10,459	111	240	1,740	20	12,569	0	–	–	0	**12,570**
At 31 December 2019	9,417	111	217	1,645	8	11,398	–	67	–	67	**11,465**
At 31 December 2020	7,863	49	199	1,681	7	9,799	–	123	3	126	**9,926**
Proved undeveloped gas reserves											
At 31 December 2017	3,492	–	37	577	–	4,106	9	–	–	9	**4,115**
At 31 December 2018	4,831	24	26	634	–	5,514	10	–	–	10	**5,524**
At 31 December 2019	4,912	0	23	726	–	5,662	–	228	–	228	**5,889**
At 31 December 2020	4,851	0	28	490	–	5,369	–	141	0	141	**5,510**

Net proved reserves (in million boe)	Consolidated companies						Equity accounted				Total
	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Subtotal	Norway	Eurasia excluding Norway	Americas excluding USA	Subtotal	Total
At 31 December 2017	3,857	125	250	842	237	5,311	56	-	-	56	**5,367**
Revisions and improved recovery	323	39	57	(4)	60	474	5	-	-	5	**479**
Extensions and discoveries	680	-	3	154	-	837	11	-	-	11	**848**
Purchase of reserves-in-place	78	-	-	3	115	196	-	-	-	-	**196**
Sales of reserves-in-place	(0)	(2)	-	(0)	-	(2)	-	-	-	-	**(2)**
Production	(469)	(15)	(76)	(116)	(30)	(707)	(6)	-	-	(6)	**(713)**
At 31 December 2018	4,468	148	233	879	382	6,110	66	-	-	66	**6,175**
Revisions and improved recovery	195	52	25	26	26	324	3	(0)	-	3	**327**
Extensions and discoveries	13	3	-	126	-	142	-	110	-	110	**253**
Purchase of reserves-in-place	51	-	-	21	-	72	-	-	-	-	**72**
Sales of reserves-in-place	(8)	-	-	(51)	-	(59)	(66)	-	-	(66)	**(125)**
Production	(450)	(15)	(60)	(131)	(38)	(693)	(3)	(1)	-	(5)	**(698)**
At 31 December 2019	4,270	187	198	870	370	5,895	-	109	-	109	**6,004**
Revisions and improved recovery	(9)	(18)	40	(118)	(55)	(161)	-	(10)	-	(10)	**(171)**
Extensions and discoveries	28	2	-	101	-	131	-	0	-	0	**131**
Purchase of reserves-in-place	-	-	-	-	-	-	-	-	6	6	**6**
Sales of reserves-in-place	-	-	-	-	-	-	-	-	-	-	**-**
Production	(486)	(20)	(49)	(126)	(26)	(708)	-	(2)	(1)	(3)	**(710)**
At 31 December 2020	3,802	151	189	727	289	5,158	-	97	5	102	**5,260**
Proved developed reserves											
At 31 December 2017	2,290	83	231	619	118	3,342	-	-	-	-	**3,342**
At 31 December 2018	2,548	66	212	657	250	3,733	0	-	-	0	**3,733**
At 31 December 2019	2,544	64	178	621	255	3,663	-	17	-	17	**3,679**
At 31 December 2020	2,196	63	161	564	203	3,187	-	30	5	35	**3,222**
Proved undeveloped reserves											
At 31 December 2017	1,567	42	19	223	119	1,969	56	-	-	56	**2,025**
At 31 December 2018	1,920	82	21	222	131	2,377	65	-	-	65	**2,442**
At 31 December 2019	1,725	123	20	250	115	2,233	-	92	-	92	**2,325**
At 31 December 2020	1,606	88	28	163	86	1,971	-	67	0	67	**2,038**

The conversion rates used are 1 standard cubic meter = 35.3 standard cubic feet, 1 standard cubic meter oil equivalent = 6.29 barrels of oil equivalent (boe) and 1,000 standard cubic meter gas = 1 standard cubic meter oil equivalent.

Capitalised cost related to oil and gas producing activities

Consolidated companies

			At 31 December
(in USD million)	2020	2019	2018
Unproved properties	9,034	11,304	11,227
Proved properties, wells, plants and other equipment	192,040	188,425	180,463
Total capitalised cost	201,073	199,730	191,690
Accumulated depreciation, impairment and amortisation	(136,524)	(129,383)	(122,803)
Net capitalised cost	64,549	70,347	68,887

Net capitalised cost related to equity accounted investments as of 31 December 2020 was USD 450 million, USD 385 million in 2019 and USD 1,446 million in 2018. The reported figures are based on capitalised costs within the upstream segments in Equinor, in line with the description below for result of operations for oil and gas producing activities.

Expenditures incurred in oil and gas property acquisition, exploration and development activities

These expenditures include both amounts capitalised and expensed.

Consolidated companies

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Full year 2020						
Exploration expenditures	470	197	81	215	409	1,372
Development costs	4,466	436	279	983	565	6,729
Acquired proved properties	0	0	36	7	0	43
Acquired unproved properties	0	41	2	1	24	68
Total	4,936	674	398	1,206	998	8,212
Full year 2019						
Exploration expenditures	617	381	72	153	362	1,585
Development costs	4,955	679	350	1,947	601	8,532
Acquired proved properties	1,129	0	0	845	0	1,974
Acquired unproved properties	10	338	0	133	427	908
Total	6,711	1,398	422	3,078	1,390	12,999
Full year 2018						
Exploration expenditures	573	190	48	138	489	1,438
Development costs	4,717	704	192	2,078	471	8,162
Acquired proved properties	1,333	0	0	21	2,133	3,487
Acquired unproved properties	108	10	10	411	886	1,425
Total	6,731	904	250	2,648	3,979	14,512

Expenditures incurred in exploration and development activities related to equity accounted investments was USD 71 million in 2020, USD 166 million in 2019 and USD 249 million in 2018. These figures include Lundin with USD 117 million incurred prior to the divestment of 16% stake in the third quarter of 2019 and USD 241 million in 2018.

Results of operation for oil and gas producing activities
As required by Topic 932, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Equinor.

The results of operations for oil and gas producing activities are included in the two upstream reporting segments Exploration & Production Norway (E&P Norway) and Exploration & Production International (E&P International) as presented in note 3 Segments within the Consolidated financial statements. Production cost is based on operating expenses related to production of oil and gas. From the operating expenses certain expenses such as; transportation costs, accruals for over/underlift position and royalty payments costs are excluded. These expenses and mainly upstream business administration are included as other expenses in the tables below. Other revenues mainly consist of gains and losses from sales of oil and gas interests and gains and losses from commodity-based derivatives within the upstream segments.

Income tax expense is calculated on the basis of statutory tax rates adjusted for uplift and tax credits. No deductions are made for interest or other elements not included in the table below.

Consolidated companies

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Full year 2020						
Sales	76	189	240	218	5	**728**
Transfers	11,778	652	1,621	2,181	910	**17,142**
Other revenues	165	14	0	216	5	**400**
Total revenues	12,019	855	1,861	2,615	920	**18,270**
Exploration expenses	(423)	(295)	(1,034)	(1,000)	(739)	**(3,491)**
Production costs	(2,048)	(192)	(440)	(563)	(376)	**(3,619)**
Depreciation, amortisation and net impairment losses	(5,727)	(2,081)	(737)	(3,827)	(713)	**(13,085)**
Other expenses	(688)	(150)	(56)	(753)	(220)	**(1,867)**
Total costs	(8,886)	(2,718)	(2,267)	(6,143)	(2,048)	**(22,062)**
Results of operations before tax	3,133	(1,863)	(406)	(3,528)	(1,128)	**(3,792)**
Tax expense	(1,429)	718	(168)	(30)	(252)	**(1,159)**
Results of operations	1,704	(1,145)	(574)	(3,558)	(1,380)	**(4,951)**
Net income/(loss) from equity accounted investments	0	(136)	0	0	(10)	**(146)**

Consolidated companies

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Full year 2019						
Sales	15	243	555	302	853	**1,968**
Transfers	17,754	562	2,666	3,732	1,139	**25,853**
Other revenues	1,151	27	2	199	51	**1,430**
Total revenues	18,920	832	3,223	4,233	2,043	**29,251**
Exploration expenses	(478)	(394)	(43)	(724)	(225)	**(1,864)**
Production costs	(2,297)	(163)	(519)	(658)	(413)	**(4,050)**
Depreciation, amortisation and net impairment losses	(5,617)	(517)	(1,032)	(4,140)	(771)	**(12,077)**
Other expenses	(895)	(164)	(46)	(1,012)	(329)	**(2,446)**
Total costs	(9,287)	(1,238)	(1,640)	(6,534)	(1,738)	**(20,437)**
Results of operations before tax	9,633	(406)	1,583	(2,301)	305	**8,814**
Tax expense	(6,197)	199	(685)	(68)	(13)	**(6,764)**
Results of operations	3,436	(207)	898	(2,369)	292	**2,050**
Net income/(loss) from equity accounted investments	15	24	0	6	0	**45**

Consolidated companies

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Full year 2018						
Sales	45	360	1,693	305	540	**2,943**
Transfers	21,814	558	3,474	3,934	1,142	**30,922**
Other revenues	605	97	59	175	32	**967**
Total revenues	22,464	1,015	5,226	4,413	1,714	**34,832**
Exploration expenses	(431)	(195)	(40)	(407)	(349)	**(1,422)**
Production costs	(2,416)	(162)	(526)	(586)	(349)	**(4,039)**
Depreciation, amortisation and net impairment losses	(4,370)	(354)	(1,458)	(2,197)	(584)	**(8,962)**
Other expenses	(852)	(196)	(56)	(852)	(287)	**(2,243)**
Total costs	(8,069)	(907)	(2,079)	(4,042)	(1,569)	**(16,665)**
Results of operations before tax	14,396	108	3,147	372	145	**18,167**
Tax expense	(10,185)	282	(1,460)	(1)	277	**(11,088)**
Results of operations	4,211	390	1,687	371	421	**7,079**
Net income/(loss) from equity accounted investments	10	23	0	8	0	**41**

Average production cost in USD per boe based on entitlement volumes (consolidated)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
2020	4	10	9	4	14	**5**
2019	5	11	9	5	11	**6**
2018	5	11	7	5	11	**6**

Production cost per boe is calculated as the production costs in the result of operations table, divided by the produced entitlement volumes (mboe) for the corresponding period.

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves
The table below shows the standardised measure of future net cash flows relating to proved reserves. The analysis is computed in accordance with Topic 932, by applying average market prices as defined by the SEC, year-end costs, year-end statutory tax rates and a discount factor of 10% to year-end quantities of net proved reserves. The standardised measure of discounted future net cash flows is a forward-looking statement.

Future price changes are limited to those provided by existing contractual arrangements at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Pre-tax future net cash flow is net of decommissioning and removal costs. Estimated future income taxes are calculated by applying the appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using a discount rate of 10% per year. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced. The standardised measure of discounted future net cash flows prescribed under Topic 932 requires assumptions as to the timing and amount of future development and production costs and income from the production of proved reserves. The information does not represent management's estimate or Equinor's expected future cash flows or the value of its proved reserves and therefore should not be relied upon as an indication of Equinor's future cash flow or value of its proved reserves.

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
At 31 December 2020						
Consolidated companies						
Future net cash inflows	107,618	6,610	7,234	14,892	10,685	**147,039**
Future development costs	(11,209)	(2,489)	(682)	(1,351)	(1,534)	**(17,265)**
Future production costs	(42,410)	(3,622)	(3,170)	(8,020)	(7,568)	**(64,790)**
Future income tax expenses	(35,236)	(209)	(1,262)	(965)	(336)	**(38,008)**
Future net cash flows	18,763	290	2,119	4,556	1,248	**26,976**
10% annual discount for estimated timing of cash flows	(6,937)	(80)	(505)	(1,269)	24	**(8,768)**
Standardised measure of discounted future net cash flows	11,826	210	1,614	3,286	1,272	**18,209**
Equity accounted investments						
Standardised measure of discounted future net cash flows	-	(32)	-	-	22	**(10)**
Total standardised measure of discounted future net cash flows including equity accounted investments	11,826	178	1,614	3,286	1,294	**18,199**

+

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
At 31 December 2019						
Consolidated companies						
Future net cash inflows	187,897	10,506	10,752	27,547	19,977	**256,679**
Future development costs	(13,068)	(3,075)	(684)	(2,338)	(2,667)	**(21,832)**
Future production costs	(50,316)	(4,501)	(4,180)	(11,678)	(11,453)	**(82,128)**
Future income tax expenses	(91,386)	(378)	(2,194)	(2,955)	(932)	**(97,846)**
Future net cash flows	33,127	2,553	3,694	10,575	4,925	**54,873**
10% annual discount for estimated timing of cash flows	(12,854)	(772)	(883)	(3,586)	(1,605)	**(19,699)**
Standardised measure of discounted future net cash flows	20,273	1,781	2,811	6,989	3,320	**35,173**
Equity accounted investments						
Standardised measure of discounted future net cash flows	-	475	-	-	-	**475**
Total standardised measure of discounted future net cash flows including equity accounted investments	20,273	2,256	2,811	6,989	3,320	35,648

+

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
At 31 December 2018						
Consolidated companies						
Future net cash inflows	225,928	9,585	14,050	32,306	23,651	**305,520**
Future development costs	(16,403)	(3,029)	(614)	(2,548)	(3,184)	**(25,777)**
Future production costs	(55,332)	(4,074)	(4,947)	(12,445)	(12,237)	**(89,035)**
Future income tax expenses	(113,522)	(416)	(2,968)	(3,530)	(1,036)	**(121,471)**
Future net cash flows	40,671	2,067	5,522	13,783	7,194	**69,237**
10% annual discount for estimated timing of cash flows	(16,303)	(789)	(1,372)	(5,014)	(2,460)	**(25,937)**
Standardised measure of discounted future net cash flows	24,368	1,278	4,150	8,769	4,734	**43,299**
Equity accounted investments						
Standardised measure of discounted future net cash flows	607	-	-	-	-	**607**
Total standardised measure of discounted future net cash flows including equity accounted investments	24,975	1,278	4,150	8,769	4,734	**43,907**

Changes in the standardised measure of discounted future net cash flows from proved reserves

(in USD million)	2020	2019	2018
Consolidated companies			
Standardised measure at 1 January	**35,173**	43,299	26,663
Net change in sales and transfer prices and in production (lifting) costs related to future production	**(52,527)**	(22,147)	39,646
Changes in estimated future development costs	**(1,547)**	(3,433)	(7,751)
Sales and transfers of oil and gas produced during the period, net of production cost	**(15,180)**	(24,117)	(29,556)
Net change due to extensions, discoveries, and improved recovery	**265**	1,333	12,046
Net change due to purchases and sales of minerals in place	**-**	987	4,815
Net change due to revisions in quantity estimates	**3,263**	8,176	11,622
Previously estimated development costs incurred during the period	**6,558**	8,341	8,066
Accretion of discount	**9,087**	11,066	6,525
Net change in income taxes	**33,117**	11,668	(28,775)
Total change in the standardised measure during the year	**(16,965)**	(8,126)	16,637
Standardised measure at 31 December	**18,209**	35,173	43,299
Equity accounted investments			
Standardised measure at 31 December	**(10)**	475	607
Standardised measure at 31 December including equity accounted investments	**18,199**	35,648	43,907

In the table above, each line item presents the sources of changes in the standardised measure value on a discounted basis, with the accretion of discount line item reflecting the increase in the net discounted value of the proved oil and gas reserves due to the fact that the future cash flows are now one year closer in time.

The standardised measure at the beginning of the year represents the discounted net present value after deductions of both future development costs, production costs and taxes. The 'Net change in sales and transfer prices and in production (lifting) costs related to future production' is, on the other hand, related to the future net cash flows at 31 December 2019. The proved reserves at 31 December 2019 were multiplied by the actual change in price, and change in unit of production costs, to arrive at the net effect of changes in price and production costs. Development costs and taxes are reflected in the line items 'Change in estimated future development costs' and 'Net change in income taxes' and are not included in the 'Net change in sales and transfer prices and in production (lifting) costs related to future production'.

4.3 Parent company financial statements

STATEMENT OF INCOME EQUINOR ASA

(in USD million)	Note	Full year 2020	2019
Revenues	3	**33,171**	41,838
Net income/(loss) from subsidiaries and other equity accounted investments	10	**(5,294)**	538
Other income	10	**0**	948
Total revenues and other income		**27,877**	43,324
Purchases [net of inventory variation]		**(30,557)**	(39,542)
Operating expenses		**(1,699)**	(1,716)
Selling, general and administrative expenses		**(193)**	(245)
Depreciation, amortisation and net impairment losses	9	**(558)**	(416)
Exploration expenses		**(64)**	(95)
Total operating expenses		**(33,070)**	(42,014)
Net operating income/(loss)		**(5,193)**	1,309
Interest expenses and other financial expenses		**(1,214)**	(1,465)
Other financial items		**1,329**	2,011
Net financial items	7	**115**	545
Income/(loss) before tax		**(5,078)**	1,855
Income tax	8	**(43)**	(156)
Net income/(loss)		**(5,122)**	1,699

STATEMENT OF COMPREHENSIVE INCOME EQUINOR ASA

(in USD million)	Note	Full year 2020	2019
Net income/(loss)		(5,122)	1,699
Actuarial gains/(losses) on defined benefit pension plans	17	(106)	427
Income tax effect on income and expense recognised in OCI[1]		19	(98)
Items that will not be reclassified to the Statement of income		(87)	330
Foreign currency translation effects		671	95
Share of OCI from equity accounted investments	10	0	44
Items that may subsequently be reclassified to the Statement of income		671	140
Other comprehensive income/(loss)		583	469
Total comprehensive income/(loss)		(4,539)	2,168
Attributable to the equity holders of the company		(4,539)	2,168

1) Other Comprehensive Income (OCI).

BALANCE SHEET EQUINOR ASA

(in USD million)	Note	At 31 December 2020	2019
ASSETS			
Property, plant and equipment	9, 20	**2,117**	1,930
Investments in subsidiaries and other equity accounted companies	10	**35,464**	44,122
Deferred tax assets	8	**915**	863
Pension assets	17	**1,249**	1,021
Derivative financial instruments	2	**2,161**	1,143
Financial investments		**835**	749
Prepayments and financial receivables		**597**	322
Receivables from subsidiaries and other equity accounted companies	11	**24,808**	23,387
Total non-current assets		**68,147**	73,535
Inventories	12	**1,976**	2,244
Trade and other receivables	13	**4,789**	4,726
Receivables from subsidiaries and other equity accounted companies	11	**5,812**	5,441
Derivative financial instruments	2	**340**	339
Financial investments	11	**11,622**	7,015
Cash and cash equivalents	14	**4,676**	3,272
Total current assets		**29,216**	23,038
Total assets		**97,363**	96,573

BALANCE SHEET EQUINOR ASA

(in USD million)	Note	At 31 December 2020	2019
EQUITY AND LIABILITIES			
Share capital		1,164	1,185
Additional paid-in capital		3,660	4,529
Reserves for valuation variances		0	7,796
Reserves for unrealised gains		1,921	1,258
Retained earnings		26,438	25,186
Total equity	15	33,183	39,953
Finance debt*	16	29,118	21,754
Lease liabilities*	20	1,493	1,381
Liabilities to subsidiaries and other equity accounted companies		165	22
Pension liabilities	17	4,265	3,842
Provisions and other liabilities	18	497	376
Derivative financial instruments	2	676	1,165
Total non-current liabilities		36,214	28,540
Trade, other payables and provisions	19	2,780	3,682
Current tax payable	8	175	196
Finance debt*	16	4,501	2,909
Lease liabilities*	20	488	359
Dividends payable	15	747	1,751
Liabilities to subsidiaries and other equity accounted companies	11	18,074	18,890
Derivative financial instruments	2	1,201	293
Total current liabilities		27,966	28,080
Total liabilities		64,180	56,620
Total equity and liabilities		97,363	96,573

* Lease liabilities are separated from the line item Finance debt and 2019 is reclassified.

STATEMENT OF CASH FLOWS EQUINOR ASA

(in USD million)	Note	Full year 2020	2019
Income/(loss) before tax		**(5,078)**	1,855
Depreciation, amortisation and net impairment losses	9	**558**	416
(Gains)/losses on foreign currency transactions and balances		**321**	(177)
(Gains)/losses on sale of assets and businesses	10	**0**	(957)
(Income)/loss from equity accounted subsidiaries and investments without cash effects		**6,841**	1,798
(Increase)/decrease in other items related to operating activities		**296**	337
(Increase)/decrease in net derivative financial instruments	2	**(326)**	(568)
Interest received		**675**	567
Interest paid		**(1,102)**	(1,379)
Cash flows provided by operating activities before taxes paid and working capital items		**2,184**	1,891
Taxes paid		**(160)**	(7)
(Increase)/decrease in working capital		**(762)**	(156)
Cash flows provided by/(used in) operating activities		**1,262**	1,728
Capital expenditures and investments	9	**(1,298)**	(1,731)
(Increase)/decrease in financial investments		**(3,635)**	(1,102)
(Increase)/decrease in derivative financial instruments		**(616)**	346
(Increase)/decrease in other interest bearing items[1]		**1,729**	166
Proceeds from sale of assets and businesses and capital contribution received		**219**	3,056
Cash flows provided by/(used in) investing activities		**(3,601)**	734
New finance debt	16	**8,347**	984
Repayment of finance debt	20	**(2,520)**	(1,625)
Dividends paid	15	**(2,330)**	(3,342)
Share buy-back	15	**(1,059)**	(442)
Net current finance debt and other financing activities		**1,336**	(233)
Increase/(decrease) in financial receivables and payables to/from subsidiaries		**(348)**	(806)
Cash flows provided by/(used in) financing activities		**3,425**	(5,465)
Net increase/(decrease) in cash and cash equivalents		**1,086**	(3,002)
Foreign currency translation effects		**318**	(13)
Cash and cash equivalents at the beginning of the period	14	**3,272**	6,287
Cash and cash equivalents at the end of the period	14	**4,676**	3,272

1) Includes USD 1,749 million decrease in financial receivables from group companies in 2020.

Notes to the Financial statements Equinor ASA

1 Organisation and significant accounting policies

Equinor ASA is the parent company of the Equinor Group (Equinor), consisting of Equinor ASA and its subsidiaries. Equinor ASA's main activities include shareholding in group companies, group management, corporate functions and group financing. Equinor ASA also carries out activities related to external sales of oil and gas products, purchased externally or from group companies, including related refinery and transportation activities. Reference is made to disclosure note 1 Organisation in Equinor's Consolidated financial statements.

The financial statements of Equinor ASA ("the company") are prepared in accordance with simplified IFRS pursuant to the Norwegian Accounting Act §3-9 and regulations regarding simplified application of IFRS issued by the Norwegian Ministry of Finance on 3 November 2014. The presentation currency of Equinor ASA is US dollar (USD), consistent with the presentation currency for the group financial statements and with the company's functional currency, as USD is the currency for which Equinor's operations are mainly linked to. Translation currency rates (NOK/USD) applicable for the period are as follows: 8.78 (31 December 2019), 8.53 (31 December 2020) and 9.40 (year-average).

These parent company financial statements should be read in connection with the Consolidated financial statements of Equinor, published together with these financial statements. With the exceptions described below, Equinor ASA applies the accounting policies of the group, as described in Equinor's disclosure note 2 Significant Accounting Policies, and reference is made to the Equinor note for further details. Insofar that the company applies policies that are not described in the Equinor note due to group level materiality considerations, such policies are included below if necessary for a sufficient understanding of Equinor ASA's accounts.

Subsidiaries, associated companies and joint ventures
Shareholdings and interests in subsidiaries and associated companies (companies in which Equinor ASA does not have control, or joint control, but has the ability to exercise significant influence over operating and financial policies, generally when the ownership share is between 20% and 50%), as well as Equinor ASA's participation in joint arrangements that are joint ventures, are accounted for using the equity method. Under the equity method, the investment is carried on the balance sheet at cost plus post-acquisition changes in Equinor ASA's share of net assets of the entity, less distribution received and less any impairment in value of the investment. Goodwill may arise as the surplus of the cost of investment over Equinor ASA's share of the net fair value of the identifiable assets and liabilities of the subsidiary, joint venture or associate. Goodwill included in the balance sheets of subsidiaries and associated companies is tested for impairment as part of the related investment in the subsidiary or associated company. The Statement of income reflects Equinor ASA's share of the results after tax of an equity accounted entity, adjusted to account for depreciation, amortisation and any impairment of the equity accounted entity's assets based on their fair values at the date of acquisition in situations where Equinor ASA has not been the owner since the establishment of the entity. Net income/loss from equity accounted investments is presented as part of Total revenues and other income, as these investments in other companies engaged in energy-related business activities are considered part of Equinor ASA's main operating activities.

Reserves for valuation variances included within the Company's equity are established based on the sum of contributions from the individual equity accounted investment, with the limitation that the net amount cannot be negative.

Expenses related to the Equinor group as operator of joint operations and similar arrangements (licences)
Indirect operating expenses incurred by the company, such as personnel expenses, are accumulated in cost pools. Such expenses are allocated in part on hours incurred cost basis to Equinor Energy AS, to other group companies and to licences where Equinor Energy AS or other group companies are operators. Costs allocated in this manner reduce the expenses in the company's statement of income, with the exception of operating subleases and cost recharges related to lease liabilities being recognised gross, which are presented as revenues in Equinor ASA.

Asset transfers between the company and its subsidiaries
Transfers of assets and liabilities between the company and the entities that it directly or indirectly controls are accounted for at the carrying amounts (continuity) of the assets and liabilities transferred, when the transfer is part of a reorganisation within the Equinor group.

Embedded derivatives
Embedded derivatives within sales or purchase contracts between Equinor ASA and other companies within the Equinor group are not separated from the host contract.

Dividends payable and group contributions

Dividends are reflected as Dividends payable within current liabilities. Group contributions for the year to other entities within Equinor's Norwegian tax group are reflected in the balance sheet as current liabilities within Liabilities to group companies. Under simplified IFRS the presentation of dividends payable and payable group contributions differs from the presentation under IFRS, as it also includes dividends and group contributions payable which at the date of the balance sheet is subject to a future annual general meeting approval before distribution.

Reserves for unrealised gains

Reserves for unrealised gains included within the Company's equity consists of accumulated unrealised gains on non-exchange traded financial instruments and the fair value of embedded derivatives, with the limitation that the net amount cannot be negative.

2 Financial risk management and measurement of financial instruments

General information relevant to financial risks

Equinor ASA's activities expose the company to market risk, liquidity risk and credit risk, and the management of such risks does not substantially differ from the Group's. See note 5 Financial risk management in the Consolidated financial statements.

Measurement of financial instruments by categories

The following tables present Equinor ASA's classes of financial instruments and their carrying amounts by the categories as they are defined in IFRS 9 Financial Instruments: Classification and Measurement. For financial investments, the difference, between measurement as defined by IFRS 9 categories and measurement at fair value, is immaterial. For trade and other receivables and payables, and cash and cash equivalents, the carrying amounts are considered a reasonable approximation of fair value.

See note 18 Finance debt in the Consolidated financial statements, for fair value information of non-current bonds and bank loans and note 25 Financial instruments fair value measurement and sensitivity analysis of market risk in the Consolidated financial statements where fair value measurement is explained in detail. See note 2 Significant accounting policies in the Consolidated financial statements for further information regarding measurement of fair values.

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
At 31 December 2020					
Assets					
Non-current derivative financial instruments			2,161		2,161
Non-current financial investments			835		835
Prepayments and financial receivables		405		192	597
Receivables from subsidiaries and other equity accounted companies	11	24,551		257	24,808
Trade and other receivables	13	4,586		203	4,789
Receivables from subsidiaries and other equity accounted companies	11	5,755		57	5,812
Current derivative financial instruments			340		340
Current financial investments	11	11,622			11,622
Cash and cash equivalents	14	4,184	492		4,676
Total financial assets		51,104	3,828	709	55,641

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
At 31 December 2019					
Assets					
Non-current derivative financial instruments			1,143		1,143
Non-current financial investments[1]			749		749
Prepayments and financial receivables[1]		316		6	322
Receivables from subsidiaries and other equity accounted companies	11	23,198		189	23,387
Trade and other receivables	13	4,515		211	4,726
Receivables from subsidiaries and other equity accounted companies	11	5,441		0	5,441
Current derivative financial instruments			339		339
Current financial investments	11	7,015			7,015
Cash and cash equivalents	14	2,573	700		3,272
Total financial assets		43,057	2,931	406	46,394

1) An amount of USD 749 million in the line item Prepayments and financial receivables is reclassified to the line item Non-current financial investments within the category Fair value through profit or loss.

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2020					
Liabilities					
Non-current finance debt	16	29,118			29,118
Liabilities to subsidiaries and other equity accounted companies		24		140	165
Non-current derivative financial instruments			676		676
Trade and other payables	19	2,724		56	2,780
Current finance debt	16	4,501			4,501
Dividends payable		747			747
Liabilities to subsidiaries and other equity accounted companies	11	18,074			18,074
Current derivative financial instruments			1,201		1,201
Total financial liabilities		55,187	1,877	196	57,261

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2019					
Liabilities					
Non-current finance debt[1]	16	21,754			21,754
Liabilities to subsidiaries and other equity accounted companies		22		0	22
Non-current derivative financial instruments			1,165		1,165
Trade and other payables	19	3,599		82	3,682
Current finance debt[1]	16	2,909			2,909
Dividends payable		1,751			1,751
Liabilities to subsidiaries and other equity accounted companies	11	18,890			18,890
Current derivative financial instruments			293		293
Total financial liabilities[1]		48,925	1,458	82	50,466

1) Non-current finance debt and Current finance debt in column Non-financial liabilities are reclassified as Lease liabilities is separated from Finance debt in the balance sheet.

Financial instruments from tables above which are recognised in the balance sheet at a net fair value of USD 1,951 million in 2020 and USD 1,473 million in 2019, are mainly determined by Level 1 and Level 2 categories in the Fair Value hierarchy.

The following table contains the estimated fair values of Equinor ASA's derivative financial instruments split by type.

(in USD million)	Fair value of assets	Fair value of liabilities	Net fair value
At 31 December 2020			
Foreign currency instruments	6	(642)	(636)
Interest rate instruments	2,232	(968)	1,264
Crude oil and refined products	13	(61)	(48)
Natural gas and electricity	250	(207)	43
Total fair value	2,501	(1,877)	624
At 31 December 2019			
Foreign currency instruments	35	(58)	(23)
Interest rate instruments	1,147	(1,146)	1
Crude oil and refined products	16	(29)	(13)
Natural gas and electricity	284	(224)	60
Total fair value	1,482	(1,458)	24

Sensitivity analysis of market risk

Commodity price risk
Equinor ASA's assets and liabilities resulting from commodity based derivatives contracts consist of both exchange traded and non-exchange traded instruments mainly in crude oil, refined products and natural gas.

Price risk sensitivities at the end of 2020 and 2019 at 30%, are assumed to represent a reasonably possible change based on the duration of the derivatives.

	At 31 December			
	2020		2019	
(in USD million)	- 30% sensitivity	+ 30% sensitivity	- 30% sensitivity	+ 30% sensitivity
Crude oil and refined products net gains/(losses)	826	(826)	534	(534)
Natural gas and electricity net gains/(losses)	30	(30)	32	(32)

Currency risk

The following currency risk sensitivity has been calculated, by assuming an 8% reasonable change in the main foreign currency exchange rates that impact Equinor ASA's financial accounts, based on balances at 31 December 2020. At 31 December 2019, a change of 9% in the main foreign currency exchange rates were viewed as a reasonable change. With reference to table below, an increase in the foreign currency exchange rates means that the disclosed currency has strengthened in value against all other currencies. The estimated gains and the estimated losses following from a change in the foreign currency exchange rates would impact the company's statement of income.

Currency risk sensitivity for Equinor ASA mainly differ from currency risk sensitivity in Group due to interest bearing receivables from subsidiaries. For more detailed information about these receivables see note 11 Financial assets and liabilities.

| Currency risk sensitivity | At 31 December | | | |
| | 2020 | | 2019 | |
(in USD million)	- 8% sensitivity	+ 8% sensitivity	- 9% sensitivity	+ 9% sensitivity
NOK net gains/(losses)	(631)	631	(1,027)	1,027

Interest rate risk

The following interest rate risk sensitivity has been calculated by assuming a change of 0.6 percentage points as a reasonable possible change in interest rates at the end of 2020. A change of 0.6 percentage points in interest rates was also in 2019 viewed as a reasonable possible change. The estimated gains following from a decrease in the interest rates and the estimated losses following from an interest rate increase would impact the company's statement of income.

| Interest risk sensitivity | At 31 December | | | |
| | 2020 | | 2019 | |
(in USD million)	- 0.6 percentage points sensitivity	+ 0.6 percentage points sensitivity	- 0.6 percentage points sensitivity	+ 0.6 percentage points sensitivity
Positive/(negative) impact on net financial items	478	(478)	474	(474)

Equity price risk

The following equity price risk sensitivity has been calculated, by assuming a 35% possible change in equity prices that impact Equinor ASA's financial accounts, based on balances at 31 December 2020. Also at 31 December 2019, a change of 35% were viewed as a reasonable possible change in equity prices. The estimated losses following from a decrease in the equity prices and the estimated gains following from an increase in equity prices would impact the company's statement of income.

| Equity price sensitivity | At 31 December | | | |
| | 2020 | | 2019 | |
(in USD million)	- 35% sensitivity	+ 35% sensitivity	- 35% sensitivity	+ 35% sensitivity
Net gains/(losses)	(292)	292	(262)	262

3 Revenues

| | Full year | |
(in USD million)	2020	2019
Revenues third party	30,502	36,893
Intercompany revenues	2,669	4,945
Revenues	33,171	41,838

4 Remuneration

Equinor ASA remuneration

(in USD million, except average number of employees)	Full year 2020	Full year 2019
Salaries[1]	2,101	2,232
Pension cost[2]	387	401
Social security tax	295	335
Other compensations	223	265
Total remuneration	3,006	3,234
Average number of employees[3]	18,600	18,300

1) Salaries include bonuses, severance packages and expatriate costs in addition to base pay.
2) See note 17 Pension.
3) Part time employees amount to 3% for 2020 and 4% for 2019.

Total payroll expenses are accumulated in cost-pools and charged to partners of Equinor operated licences and group companies on an hours incurred basis. For further information see note 22 Related parties.

Compensation to and share ownership of the corporate assembly, the board of directors (BoD) and the corporate executive committee (CEC)
Compensation to the corporate assembly was USD 121,055 and the total share ownership of the members of the corporate assembly was 34,780 shares. Remuneration to members of the BoD and the CEC during 2020 and share ownership at the end of the year were as follows:

Members of the board (figures in USD thousand except number of shares)	Total remuneration	Share ownership
Jon Erik Reinhardsen (chair of the board)	108	4,584
Jeroen van der Veer (deputy chair of the board)	96	6,000
Bjørn Tore Godal	64	0
Wenche Agerup[1]	27	
Rebekka Glasser Herlofsen	59	0
Anne Drinkwater	88	1,100
Jonathan Lewis	76	0
Finn Bjørn Ruyter	69	620
Tove Andersen[2]	27	0
Per Martin Labråten	54	2,362
Stig Lægreid	54	1,995
Hilde Møllerstad	59	8,485
Total remuneration	780	25,146

1) Member until 30 June 2020.
2) Member from 1 July 2020.

| Members of the corporate executive committee (figures in USD thousand, except no. of shares)[1,2] | Fixed remuneration | | | | | | | | | | |
	Fixed pay[3]	Fixed salary addition[4]	LTI[5]	Annual variable pay[6]	Taxable benefits	2020 Taxable compensation	Non-taxable benefits in-kind	Estimated pension cost[7]	Estimated present value of pension obligation[8]	2019 Taxable compensation[9]	Number of shares at 31 December 2020
Anders Opedal[10]	527	91	123	0	47	788	0	26	1,616	854	32,525
Irene Rummelhoff	411	73	119	0	50	654	0	28	1,604	797	40,043
Arne Sigve Nylund	456	0	113	0	34	603	0	133	5,847	753	25,345
Jannicke Nilsson	340	60	99	0	63	562	27	35	1,598	688	53,018
Pål Eitrheim[10]	326	58	94	0	25	502	0	22	1,289	646	16,687
Alasdair Cook[13]	572	0	318	0	148	1,037	0	0	0	1,320	3,057
Margareth Øvrum[11, 12]	479	0	113	0	317	909	0	0	7,987	1,023	78,286
Torgrim Reitan	422	0	104	0	88	614	29	123	3,412	739	55,766
Eldar Sætre[10, 11]	850	0	250	0	64	1,163	0	0	16,742	1,737	
Timothy Dodson[10]	173	0	42	0	19	233	16	60	5,865	718	
Lars Christian Bacher[10]	351	0	86	0	40	477	33	107	3,467	694	
Jens Økland[10]	100	18	20	16	9	163	0	7	1,359		
Geir Tungesvik[10]	162	20	22	17	13	234	0	28	3,228		25,364
Tore Løseth[10]	123	22	25	19	11	200	16	15	910		12,969
Svein Skeie[10]	51	7	8	6	6	79	0	6	1,568		41,514

1) All figures in the table are presented in USD based on average foreign currency exchange rates except Estimated value of pension obligation which is presented at closing rate 31 December 2020.
Average rates: 2020: NOK/USD = 0,1068, GBP/USD = 1,2843, BRL/USD = 0,1959 (2019: NOK/USD = 0,1136, GBP/USD = 1,2760, BRL/USD = 0,2755).
Closing rate 31 December 2020: NOK/USD 8,5326
The figures are presented on accrual basis. For the CEC members holding CEC position only part of 2020, all compensations and benefits have been prorated.
2) All CEC members receive their remuneration in NOK except Alasdair Cook who receives the remuneration in GBP, and Margareth Øvrum who receives the remuneration in BRL and NOK.
3) Fixed pay consists of base salary and holiday allowance.
4) Fixed salary addition in lieu of pension accrual above 12 G (G is the base amount in the national insurance scheme). Fixed salary addition and base salary are included in the basis for calculating LTI and annual variable pay for the performance year 2020.
5) The long-term incentive (LTI) element implies an obligation to invest the net amount in Equinor shares, including a lock-in period. The LTI element is presented the year it is granted for the members of the corporate executive committee employed by Equinor ASA. Lars Christian Bacher's locked in LTI shares will be released to his disposal at the end of employment. Alasdair Cook participates in Equinor's international long-term incentive program as described in the section Remuneration policy for international executives.
6) The permanent CEC members have waived their right to receive annual variable pay (AVP) for the performance year 2020, formally approved by the board of directors. For the acting CEC members, AVP includes holiday allowance.
7) Estimated pension cost is calculated based on actuarial assumptions and pensionable salary (mainly base salary) at 31 December 2019 and is recognised as pension cost in the statement of income for 2020.
8) Eldar Sætre, Arne Sigve Nylund, Margareth Øvrum, Timothy Dodson and Geir Tungesvik are maintained in the closed defined benefit scheme, whereas the remaining members of corporate executive committee employed by Equinor ASA, is covered by the defined contribution pension scheme.
9) Includes figures for 2019 CEC members who are also CEC members in 2020. All members of the CEC in 2019 served their positions in the CEC the full year.
10) Eldar Sætre retired 1 March 2021, and Anders Opedal was appointed as new president and CEO from 2 November 2020. Geir Tungesvik was appointed acting EVP for TPD 10 August. Pål Eitrheim led the corporate Covid-19 project, reporting directly to the CEO and Jens Økland was appointed acting EVP for NES from 17 March to 30 June. Timothy Dodson left CEC 31 May and Tore Løseth was appointed acting EVP for EXP from 1 June. Lars Christian Bacher left the CEC 31 October and Svein Skeie was appointed acting CFO from 1 November.
11) Estimated present value of pension obligation for Eldar Sætre, Margareth Øvrum, Timothy Dodson and Torgrim Reitan includes early retirement benefits.
12) Terms and conditions for Margareth Øvrum also include compensation according to Equinor's international assignment terms.
13) Alasdair Cook's taxable benefits includes USD 75 thousand in lieu of pension contribution.

There are no loans from the company to members of the corporate executive committee.

Remuneration policy and concept

The main elements of Equinor's executive remuneration are described in chapter 3 Governance, section 3.12 Remuneration to the corporate executive committee in this report. Reference is made to the section on Declaration on remuneration and other employment terms for Equinor's Corporate Executive committee for a detailed description of the remuneration and remuneration policy for executive management applicable for the years 2020 and 2021.

Severance pay arrangements

The chief executive officer and the executive vice presidents are entitled to a severance payment equivalent to six months' salary, commencing after the six months' notice period, when the resignation is requested by the company. The same amount of severance payment is also payable if the parties agree that the employment should be discontinued, and the executive vice president gives notice pursuant to a written agreement with the company. Any other payment earned by the executive vice president during the period of severance payment will be fully deducted. This relates to earnings from any employment or business activity where the executive vice president has active ownership.

The entitlement to severance payment is conditional on the chief executive officer or the executive vice president not being guilty of gross misconduct, gross negligence, disloyalty or other material breach of his/her duties.

As a general rule, the chief executive officer's/executive vice president's own notice will not instigate any severance payment.

5 Share-based compensation

Equinor's share saving plan provides employees with the opportunity to purchase Equinor shares through monthly salary deductions. If the shares are kept for two full calendar years of continued employment, following the year of purchase, the employees will be allocated one bonus share for each one they have purchased.

Estimated compensation expense including the contribution by Equinor ASA for purchased shares, amounts vested for bonus shares granted and related social security tax was USD 67 million in 2020, and USD 66 million in 2019. For the 2021 programme (granted in 2020), the estimated compensation expense is USD 70 million. At 31 December 2020, the amount of compensation cost yet to be expensed throughout the vesting period is USD 147 million.

6 Auditor's remuneration

Auditor's remuneration

	Full year	
(in USD million, excluding VAT)	2020	2019
Audit fee Ernst & Young (principal accountant from 2019)	5.8	2.6
Audit fee KPMG (principal accountant 2018)		0.9
Audit related fee Ernst & Young (principal accountant from 2019)	0.3	0.1
Audit related fee KPMG (principal accountant 2018)		0.2
Total remuneration	6.1	3.7

There are no fees incurred related to tax advice or other services.

7 Financial items

(in USD million)	Full year 2020	2019
Foreign currency exchange gains/(losses) derivative financial instruments	(1,291)	132
Other foreign currency exchange gains/(losses)	970	45
Net foreign currency exchange gains/(losses)	(321)	177
Interest income from group companies	683	927
Interest income current financial assets and other financial items	519	434
Interest income and other financial items	1,202	1,361
Gains/(losses) other derivative financial instruments	448	473
Interest expense to group companies	(113)	(254)
Interest expense non-current finance debt and lease liabilities	(1,009)	(1,046)
Interest expense current financial liabilities and other finance expenses	(93)	(165)
Interest expenses and other finance expenses	(1,214)	(1,465)
Net financial items	115	545

Equinor's main financial items relate to assets and liabilities categorised in the fair value through profit or loss category and the amortised cost category. For more information about financial instruments by category see note 2 Financial risk management and measurement of financial instruments in Equinor ASA's financial statements.

The line item Interest expense non-current finance debt and lease liabilities primarily includes two main items; interest expense of USD 1.034 million and USD 861 million, from the financial liabilities at amortised cost category, for 2020 and 2019, respectively; and net interest income of USD 79 million and net interest expense of USD 129 million, on related derivatives from the fair value through profit or loss category, for 2020 and 2019, respectively.

The line item Gains/(losses) other derivative financial instruments primarily includes fair value changes from the fair value through profit or loss category on derivatives related to interest rate risk, with a gain of USD 432 million and a gain of USD 457 million for 2020 and 2019, respectively.

Foreign currency exchange gains/(losses) derivative financial instruments include fair value changes of currency derivatives related to liquidity and currency risk. The line item Other foreign currency exchange gains/(losses) includes a net foreign currency exchange gain of USD 796 million and a loss of USD 72 million from the fair value through profit or loss category for 2020 and 2019, respectively.

The line item Interest income current financial assets and other financial items includes a net gain of USD 395 million and USD 143 million in 2020 and 2019, respectively, from non-current financial investments in the fair value through profit or loss category.

8 Income taxes

Income tax

(in USD million)	Full year 2020	2019
Current taxes	(83)	(192)
Change in deferred tax	40	36
Income tax	(43)	(156)

Reconciliation of Norwegian statutory tax rate to effective tax rate

(in USD million)	Full year 2020	2019
Income/(loss) before tax	(5,078)	1,855
Nominal tax rate[1]	1,117	(408)
Tax effect of:		
Permanent differences caused by NOK being the tax currency	(130)	(27)
Tax effect of permanent differences related to equity accounted companies	(1,180)	112
Other permanent differences	69	155
Income tax prior years	20	(11)
Change in tax regulations	0	2
Other	61	22
Income tax	(43)	(156)
Effective tax rate	(0.9%)	8.4%

1)   Statutory tax rate is 22% for 2020 and 2019.

Significant components of deferred tax assets and liabilities were as follows:

(in USD million)	At 31 December 2020	2019
Deferred tax assets		
Pensions	700	655
Interest Limitation carry forward	47	0
Derivatives	29	105
Lease liabilities	412	354
Other[1]	126	102
Total deferred tax assets	1,314	1,217
Deferred tax liabilities		
Property, plant and equipment	398	354
Total deferred tax liabilities	398	354
Net deferred tax assets[2]	915	863

1) In the 2020 disclosure there has been a reallocation compared with the 2019 disclosure. The line items Other current items, Long term provisions and Other non-current items are joined in the line item Other.

2) At 31 December 2020, Equinor ASA had recognised net deferred tax assets of USD 915 million, as it is considered probable that taxable profit will be available to utilise the deferred tax assets.

Movement in deferred tax

(in USD million)	2020	2019
Deferred tax assets at 1 January	863	872
Charged to the income statement	40	36
Actuarial losses pension	12	(99)
Group contribution	0	55
Deferred tax assets at 31 December	915	863

9 Property, plant and equipment

(in USD million)	Machinery, equipment and transportation equipment	Buildings and land	Other	Right of use assets[3]	Total
Cost at 31 December 2019	721	279	160	2,402	3,563
Additions and transfers	26	6	0	714	746
Disposals at cost	(22)	0	0	0	(22)
Cost at 31 December 2020	725	285	160	3,116	4,287
Accumulated depreciation and impairment losses at 31 December 2019	(628)	(120)	(151)	(734)	(1,633)
Depreciation	(43)	(14)	(1)	(491)	(549)
Impairment losses	0	(9)	0	0	(9)
Accumulated depreciation and impairment on disposed assets	22	0	0	0	22
Accumulated depreciation and impairment losses at 31 December 2020	(650)	(143)	(152)	(1,225)	(2,169)
Carrying amount at 31 December 2020	75	143	8	1,891	2,117
Estimated useful lives (years)	3 - 10	20 - 33[1]		1 - 19[2]	

1) Land is not depreciated.

2) Depreciation linearly over contract period.

3) See note 20 Leases.

10 Investments in subsidiaries and other equity accounted companies

(in USD million)	2020	2019
Investments at 1 January	44,122	46,192
Net income/(loss) from subsidiaries and other equity accounted investments	(5,294)	538
Increase/(decrease) in paid-in capital	1,237	1,895
Distributions	(5,250)	(3,442)
Share of OCI from equity accounted investments	0	44
Foreign currency translation effects	671	95
Divestment	(6)	(1,180)
Other	(16)	(21)
Investments at 31 December	35,464	44,122

In the second quarter of 2020, Equinor ASA closed the divestment of its remaining (4.9%) financial shareholding in Lundin Energy AB (formerly Lundin Petroleum AB). The consideration was SEK 3.3 billion (USD 0.3 billion). The impact on the Statement of income in the second quarter was a loss of USD 0.1 billion and was recognised in the line item Interest income and other financial items.

The closing balance of investments at 31 December 2020 of USD 35,464 million, consists of investments in subsidiaries amounting to USD 35,404 million and investments in other equity accounted companies amounting to USD 60 million. In 2019, the amounts were USD 44,063 million and USD 59 million respectively.

The foreign currency translation adjustments relate to currency translation effects from subsidiaries with functional currencies other than USD.

In 2020, net income/(loss) from subsidiaries and other equity accounted investments was impacted by net impairment losses after tax of USD 5,019 million mainly due to reduced price assumptions, negative reserve revisions and increased cost estimates.

In 2019, net income/(loss) from subsidiaries and other equity accounted investments was impacted by net impairment losses after tax of USD 3,094 million mainly due to decreased price assumptions, negative changes in production profiles and reserves, cost increases and damage of the South Riding Point oil terminal on the Bahamas caused by the Dorian hurricane. For more information see the Consolidated financial statements note 10 Property, plant and equipment.

Increase/(decrease) in paid-in capital in 2020 mainly consist of equity contribution from Equinor ASA to Equinor Russia Holding AS and Equinor Russia AS of a total of USD 798 million, change in group contributions to group companies related to previous years of USD 148 million net after tax and group contributions related to 2020 of USD 118 million net after tax.

In 2019, increase/(decrease) in paid-in capital mainly consisted of equity contribution from Equinor ASA to Equinor Refining Norway AS of USD 740 million, Equinor UK Ltd. of USD 717 million and group contributions related to 2019 to group companies of USD 222 million after tax.

Distributions during 2020 consist of group contribution from Equinor Energy AS of USD 3,514 million related to 2020 and dividends related to 2019 from group companies of USD 1,736 million.

In 2019, distributions mainly consisted of dividends related to 2018 from group companies of USD 3,369 million.

The acquisition cost for investments in subsidiaries and other equity accounted companies are USD 36,538 million in 2020 and USD 36,325 million in 2019.

The following table shows significant subsidiaries and equity accounted companies directly held by Equinor ASA at 31 December 2020:

Name	Ownership share in %	Country of incorporation	Name	Ownership share in %	Country of incorporation
Equinor Angola Block 15 AS	100	Norway	Equinor New Energy AS	100	Norway
Equinor Angola Block 17 AS	100	Norway	Equinor Nigeria AS	100	Norway
Equinor Angola Block 31 AS	100	Norway	Equinor Refining Norway AS	100	Norway
Equinor Apsheron AS	100	Norway	Equinor Russia AS	100	Norway
Equinor BTC Finance AS	100	Norway	Equinor Russia Holding AS	100	Norway
Equinor Danmark AS	100	Denmark	Equinor UK Ltd.	100	United Kingdom
Equinor Energy AS	100	Norway	Equinor Ventures AS	100	Norway
Equinor Energy Ireland Ltd.	100	Ireland	Statholding AS	100	Norway
Equinor In Amenas AS	100	Norway	Statoil Kharyaga AS	100	Norway
Equinor In Salah AS	100	Norway	Equinor Metanol ANS	82	Norway
Equinor Insurance AS	100	Norway	Vestprosess DA	34	Norway

11 Financial assets and liabilities

Non-current receivables from subsidiaries and other equity accounted companies

(in USD million)	At 31 December	
	2020	**2019**
Interest bearing receivables from subsidiaries and other equity accounted companies	24,551	23,181
Non-interest bearing receivables from subsidiaries	257	206
Receivables from subsidiaries and other equity accounted companies	24,808	23,387

Interest bearing receivables from subsidiaries and other equity accounted companies are mainly related to Equinor Energy AS. The remaining amount on financial receivables interest bearing primarily relate to long-term funding of other subsidiaries.

The total amount of credit facility given to Equinor Energy AS is NOK 105 billion (USD 12,305 million) at 31 December 2020 and NOK 120 billion (USD 13,667 million) at 31 December 2019. In 2020 and 2019 the facility is fully utilised. Of the total interest bearing non-current receivables at 31 December 2020 USD 7,617 million (NOK 65 billion) is due later than five years. USD 4,687 million (NOK 40 billion) is due within the next five years.

Current receivables from subsidiaries and other equity accounted companies include positive internal bank balances of USD 1.1 billion at 31 December 2020. The corresponding amount was USD 1.3 billion at 31 December 2019.

Current financial investments

(in USD million)	At 31 December	
	2020	**2019**
Time deposits	4,777	4,129
Interest bearing securities	6,845	2,887
Financial investments	11,622	7,015

Interest bearing securities per debitor category

(in USD million)	At 31 December	
	2020	**2019**
Public Sector	1,666	730
Banks	2,066	1,026
Credit undertakings	1,609	123
Privat Sector - Other	1,505	1,007
Total Interest bearing securities	6,845	2,887

Current financial investments in Equinor ASA are accounted for at amortized cost. For more information about financial instruments by category, see note 2 Financial risk management and measurement of financial instruments.

In 2020, interest bearing securities were split in the following currencies: SEK (40%), NOK (24%), EUR (16%), DKK (12%) and USD (8%). Time deposits were split in NOK (45%), USD (36%) and EUR (19%). In 2019, interest bearing securities were split in: SEK (30%), NOK (29%), USD (20%), EUR (17%) and DKK (4%) while time deposits were split in: NOK (25%), USD (22%), EUR (20%), DKK (18%) and GBP (15%).

Current liabilities to subsidiaries and other equity accounted companies
Liabilities to subsidiaries and other equity accounted companies mainly relates to Equinor group's internal bank arrangements of USD 18.1 billion at 31 December 2020 and USD 18.9 billion at 31 December 2019.

12 Inventories

(in USD million)	At 31 December 2020	2019
Crude oil	1,598	1,511
Petroleum products	371	630
Natural gas	7	95
Other	1	8
Inventories	1,976	2,244

The write-down of inventories from cost to net realisable value amounts to an expense of USD 25 million and USD 62 million in 2020 and 2019, respectively.

13 Trade and other receivables

(in USD million)	At 31 December 2020	2019
Trade receivables	3,543	3,754
Other receivables	1,246	973
Trade and other receivables	4,789	4,726

14 Cash and cash equivalents

(in USD million)	At 31 December 2020	2019
Cash at banks	328	446
Time deposits	1,132	254
Money market funds	492	700
Interest bearing securities	2,470	1,645
Margin deposits	254	229
Cash and cash equivalents	4,676	3,272

Margin deposits consist of restricted cash pledged as collateral related to trading activities. Collateral deposits are related to certain requirements set out by exchanges where Equinor ASA is participating. The terms and conditions related to these requirements are determined by the respective exchanges.

15 Equity and shareholders

Change in equity

(in USD million)	2020	2019
Shareholders´ equity at 1 January	39,953	41,808
Net income/(loss)	(5,122)	1,699
Actuarial gain/(loss) defined benefit pension plans	(87)	330
Foreign currency translation effects	671	95
Ordinary dividend	(1,331)	(3,479)
Share buy-back	(890)	(500)
Share of OCI from equity accounted investments	0	44
Value of stock compensation plan	(11)	(15)
Other equity transactions	0	(29)
Total equity at 31 December	33,183	39,953

The accumulated foreign currency translation effect as of 31 December 2020, decreased total equity by USD 419 million.
At 31 December 2019, the corresponding effect was a decrease in total equity of USD 1,090 million. The foreign currency translation effect relates to currency translation effects from the subsidiaries.

Common stock

	Number of shares	NOK per value	At 31 December 2020 Common stock
Authorised and issued	3,257,687,707	2.50	8,144,219,267.50
Treasury shares/Share saving plan	(11,442,491)	2.50	(28,606,227.50)
Total outstanding shares	3,246,245,216	2.50	8,115,613,040.00

There is only one class of shares and all the shares have the same voting rights.

Number of shares	2020	2019
Share buy-back programme at 1 January	23,578,410	0
Purchase	3,142,849	23,578,410
Cancellation	(26,721,259)	0
Share buy-back programme at 31 December	0	23,578,410

Share buy-back programme
In September 2019, Equinor launched a USD 5 billion share buy-back programme, where the first tranche of the programme of around USD 1.5 billion has been finalized. A proportionate share of 67% from the Norwegian State was redeemed in accordance with an agreement with the Ministry of Petroleum and Energy for the Norwegian State to maintain their ownership percentage in Equinor. The redemption was approved by the annual general meeting held 14 May 2020.

The first tranche of USD 500 million acquired in the market has been recognized as a reduction in equity as treasury shares in third quarter 2019. The State's share including interest and dividends has been recognized as a short-term obligation and as a reduction in equity as treasury shares, subsequent to the decision at the annual general meeting held on 14 May 2020. The liability of USD 0.9 billion (NOK 9.1 billion) was settled 23 July 2020. The corresponding shares of the first tranche of the buyback programme were cancelled on 16 July 2020.

Equinor has suspended the remaining share buy-back programme until further notice. The announced second tranche of USD 675 million, including the Norwegian State share, will under the current market conditions not be executed as previously announced and planned.

Employees' share saving plan

Number of shares	2020	2019
Share saving plan at 1 January	10,074,712	10,352,671
Purchase	4,604,106	3,403,469
Allocated to employees	(3,236,327)	(3,681,428)
Share saving plan at 31 December	11,442,491	10,074,712

In 2020 and 2019, treasury shares were purchased and allocated to employees participating in the share saving plan for USD 68 million and USD 68 million, respectively. For further information, see note 5 Share-based compensation.

For information regarding the 20 largest shareholders in Equinor ASA, please see Major shareholders in section 5.1 Shareholder information.

16 Finance debt

Non-current finance debt

	At 31 December	
(in USD million)	2020	2019
Unsecured bonds	30,994	23,666
Unsecured loans	97	92
Total finance debt[1]	31,091	23,758
Less current portion[1]	1,974	2,004
Non-current finance debt[1]	29,118	21,754
Weighted average interest rate (%)[1]	3.38	3.64

1) 2019 reclassified because Lease liabilities is separated from the line item Finance debt in the balance sheet.

Equinor ASA uses currency swaps to manage foreign currency exchange risk on its non-current financial liabilities. For information about the Equinor Group and Equinor ASA´s interest rate risk management, see note 5 Financial risk management in the Consolidated financial statement and note 2 Financial risk management and measurement of financial instruments in the Equinor ASA financial statement.

In 2019 and 2020 Equinor ASA issued the following bonds:

Issuance date	Currency	Amount in million	Interest rate in %	Maturity date
18 May 2020	USD	750	1.750	January 2026
18 May 2020	EUR	750	0.750	May 2026
18 May 2020	USD	750	2.375	May 2030
18 May 2020	EUR	1,000	1.375	May 2032
1 April 2020	USD	1,250	2.875	April 2025
1 April 2020	USD	500	3.000	April 2027
1 April 2020	USD	1,500	3.125	April 2030
1 April 2020	USD	500	3.625	April 2040
1 April 2020	USD	1,250	3.700	April 2050
13 November 2019	USD	1,000	3.250	November 2049

Substantially all unsecured bond and unsecured bank loan agreements contain provisions restricting future pledging of assets to secure borrowings without granting a similar secured status to the existing bond holders and lenders.

Out of Equinor ASA total outstanding unsecured bond portfolio, 43 bond agreements contain provisions allowing Equinor to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying amount of these agreements is USD 30,644 million at the 31 December 2020 closing foreign currency exchange rate.

Short-term funding needs will normally be covered by the USD 5.0 billion US Commercial paper programme (CP) which is backed by a revolving credit facility of USD 5.0 billion, supported by 21 core banks, maturing in 2022. The facility supports secure access to funding, supported by the best available short-term rating. As at 31 December 2020 and 2019, the facility has not been drawn.

Non-current finance debt repayment profile

(in USD million)	Repayments
2022	1,000
2023	2,706
2024	2,397
2025	2,530
Thereafter	20,484
Total repayment of non-current finance debt	29,118

Current finance debt

(in USD million)	At 31 December 2020	2019
Collateral liabilities and other current financial liabilities	2,527	905
Non-current finance debt due within one year[1]	1,974	2,004
Current finance debt[1]	4,501	2,909
Weighted average interest rate (%)[1]	2.44	2.18

1) 2019 reclassified because Lease liabilities is separated from the line item Finance debt in the balance sheet.

Collateral liabilities and other current financial liabilities relate mainly to cash received as security for a portion of Equinor ASA's credit exposure and outstanding amounts on US Commercial paper (CP) programme. At 31 December 2020, USD 903 million were issued on the CP programme. Corresponding at 31 December 2019 were USD 340 million.

17 Pensions

Equinor ASA is subject to the Mandatory Company Pensions Act, and the company's pension scheme follows the requirements of the Act. For a description of the pension scheme in Equinor ASA, reference is made to note 19 Pensions in the Consolidated financial statements.

Net pension cost

(in USD million)	2020	2019
Current service cost	181	204
Notional contribution plans	54	56
Defined benefit plans	236	259
Defined contribution plans	151	142
Total net pension cost	387	401

Employer contribution for pension cost is accrued for in current service cost and for the notional and defined contribution plans. Unpaid employer contribution is recognized as part of the pension liabilities.

In addition to the pension cost presented in the table above, financial items related to defined benefit plans are included in the statement of income within Net financial items. Interest cost and changes in fair value of notional contribution plans of USD 217 million in 2020 and USD 252 million in 2019. Interest income of USD 108 million has been recognised in 2020, and USD 132 million in 2019.

(in USD million)	2020	2019
Defined benefit obligation at 1 January	7,957	7,818
Current service cost	181	204
Interest cost	196	255
Actuarial (gains)/losses - Financial assumptions	377	(79)
Actuarial (gains)/losses - Experience	(63)	5
Benefits paid	(234)	(227)
Losses/(gains) from curtailment, settlement or plan amendment	0	0
Paid-up policies	(7)	(14)
Change in receivable from subsidiary related to termination benefits	17	19
Foreign currency translation effects	268	(81)
Changes in notional contribution liability	54	56
Defined benefit obligation at 31 December	8,748	7,957
Fair value of plan assets at 1 January	5,152	4,801
Interest income	108	132
Return on plan assets (excluding interest income)	331	348
Company contributions	94	124
Benefits paid	(96)	(185)
Paid-up policies and personal insurance	(7)	(13)
Foreign currency translation effects	149	(56)
Fair value of plan assets at 31 December	5,731	5,152
Net pension liability at 31 December	(3,017)	(2,805)
Represented by:		
Asset recognised as non-current pension assets (funded plan)	1,249	1,021
Asset recognised as non-current receivables from subsidiary	0	17
Liability recognised as non-current pension liabilities (unfunded plans)	(4,266)	(3,842)
DBO specified by funded and unfunded pension plans	8,748	7,957
Funded	4,482	4,131
Unfunded	4,265	3,825
Actual return on assets	439	480

Actuarial losses and gains recognised directly in Other comprehensive income (OCI)

(in USD million)	2020	2019
Net actuarial (losses)/gains recognised in OCI during the year	(7)	400
Foreign currency translation effects	(99)	27
Tax effects of actuarial (losses)/gains recognised in OCI	19	(98)
Recognised directly in OCI during the year, net of tax	(87)	330
Cumulative actuarial (losses)/gains recognised directly in OCI, net of tax	(899)	(812)

Actuarial assumptions and sensitivity analysis
Actuarial assumptions, sensitivity analysis, portfolio weighting and information about pension assets in Equinor Pension are presented in the Pension note in the Financial statement for Equinor Group. The number of employees, including pensioners related to the main benefit plan in Equinor ASA is 8,977. In addition, all employees are members of the AFP plan and different groups of employees are members of other unfunded plans.

Company contributions to be made to Equinor Pension in 2021 are expected to be in the range of USD 130 million to USD 150 million.

18 Provisions and other liabilities

(in USD million)	2020
Non-current portion at 31 December	376
Current portion at 31 December	5
Provisions and other liabilities at 31 December	381
New or increased provisions and other liabilities	219
Change in estimates	31
Amounts charged against provisions and other liabilities	(3)
Reduction due to divestments	0
Reclassification and transfer	(74)
Foreign currency translation effects	1
Provisions and other liabilities at 31 December	554
Non-current portion at 31 December	497
Current portion at 31 December	57

Due to significantly reduced expected use of a transportation agreement, Equinor provided for USD 166 million as an onerous contract in 2020. The provision is recognised as an operating expense in the Statement of income and has been included in the line item Provisions and other liabilities in the balance sheet.

See also comments on provisions in note 21 Other commitments, contingent liabilities and contingent assets**.**

19 Trade, other payables and provisions

	At 31 December	
(in USD million)	2020	2019
Trade payables	1,039	1,354
Non-trade payables, accrued expenses and provisions	1,232	1,383
Payables to equity accounted associated companies and other related parties	509	944
Trade, other payables and provisions	2,780	3,682

20 Leases

Equinor ASA leases certain assets, notably transportation vessels, storage facilities and office buildings which are used in operational activity. Equinor ASA is mostly lessee in its lease contracts and the leases serves operational purposes, rather than as a tool for financing.

Information related to lease payments and lease liabilities

(in USD million)		2020		2019
Lease liabilities at 1 January		1,740		1,773
New leases, including remeasurements and cancellations		714		317
Gross lease payments	(526)		(395)	
Lease interest	42		56	
Lease repayments	(484)	(484)	(339)	(339)
Foreign currency translation effects		12		(10)
Lease liabilities at 31 December		1,982		1,740
Current lease liabilities		488		359
Non-current lease liabilities		1,493		1,381

Lease expenses not included in lease liabilities

(in USD million)	2020	2019
Short-term lease expenses	53	107

Payments related to short term leases are mainly related to transportation vessels. Variable lease expenses and lease expenses related to leases of low value assets are not significant.

Equinor ASA recognised revenues of USD 140 million in 2020 and USD 118 million in 2019 related to lease costs recovered from other Equinor group entities related to lease contracts being recognised gross by Equinor ASA.

Commitments relating to lease contracts which had not yet commenced at year-end are included within Other long-term commitments in note 21 Other Commitments, contingent liabilities and contingent assets.

Non-current lease liabilities' maturity profile

	At 31 December	
(in USD million)	2020	2019
Year 2 and 3	601	487
Year 4 and 5	384	272
After 5 years	509	622
Total repayment of non-current lease liabilities	1,493	1,381

Undiscounted contractual lease payments for Equinor's lease liabilities are USD 529 million in 2021, USD 1,105 million within two to five years and USD 552 million after five years.

Information related to Right of use assets

(in USD million)	Vessels	Land and buildings	Storage facilities	Total
Right of use assets at 1 January 2020	699	861	108	1,668
Additions including remeasurements	720	(27)	22	714
Depreciation	(364)	(82)	(45)	(491)
Right of use assets at 31 December 2020	1,054	752	85	1,891

(in USD million)	Vessels	Land and buildings	Storage facilities	Total
Right of use assets at 1 January 2019	675	909	124	1,708
Additions including remeasurements	260	33	23	316
Depreciation	(236)	(81)	(39)	(356)
Right of use assets at 31 December 2019	699	861	108	1,668

The right of use assets are included within the line item Property, plant and equipment in the balance sheet. See also note 9 Property, plant and equipment.

Equinor ASA implemented the accounting standard IFRS 16 Leases on 1 January 2019. The accounting standard was implemented according to the retrospective method, without restatement of prior periods' reported figures. The implementation of IFRS 16 on 1 January 2019 increased the balance sheet by adding lease liabilities of USD 1.5 billion and right of use assets of USD 1.5 billion. Equinor ASA's equity was not impacted by the implementation of IFRS 16.

21 Other commitments, contingent liabilities and contingent assets

Contractual commitments
Equinor ASA had contractual commitments of USD 215 million at 31 December 2020. The contractual commitments reflect Equinor ASAs share of financing activities related to exploration activities.

Other long-term commitments
Equinor ASA has entered into various long-term agreements for pipeline transportation as well as terminal use, processing, storage and entry/exit capacity commitments and commitments related to specific purchase agreements. The agreements ensure the rights to the capacity or volumes in question, but also impose on Equinor the obligation to pay for the agreed-upon service or commodity, irrespective of actual use. The contracts' terms vary with durations of up to 2035.

Take-or-pay contracts for the purchase of commodity quantities are only included in the table below if their contractually agreed pricing is of a nature that will or may deviate from the obtainable market prices for the commodity at the time of delivery.

Obligations payable by Equinor ASA to entities accounted for as associates and joint ventures are included gross in the table below. Obligations payable by Equinor ASA to entities accounted for as joint operations (for example pipelines) are included net (i.e. gross commitment less Equinor ASA's ownership share).

The table below includes USD 748 million related to the non-lease components of lease agreements reflected in the accounts according to IFRS 16, as well as leases not yet commenced. See note 20 Leases for information regarding lease related commitments.

Nominal minimum other long-term commitments at 31 December 2020:

(in USD million)	
2021	1,179
2022	1,089
2023	910
2024	815
2025	898
Thereafter	2,015
Total other long-term commitments	6,906

Guarantees
Equinor ASA has provided parent company guarantees and also counter-guaranteed certain bank guarantees to cover liabilities of subsidiaries in countries of operations. Equinor ASA has guaranteed for its proportionate portion of an associate's long-term bank debt, payment obligations under the contracts and some third-party obligations, amounting to USD 212 million. The fair value and book value of the guarantees is immaterial.

Contingencies
Equinor ASA is the participant in certain entities ("DAs") in which the company has unlimited responsibility for its proportionate share of such entities' liabilities, if any, and also participates in certain companies ("ANSs") in which the participants in addition have joint and several liabilities. For further details, see note 10 Investments in subsidiaries and other equity accounted investments.

Price review arbitration
Some long-term gas sales agreements contain price review clauses, which in certain cases lead to claims subject to arbitration. The exposure related to price reviews has been reduced by approximately USD 1.3 billion due to settlements during 2020. The remaining exposure for gas delivered prior to year-end is immaterial. Price review related changes during 2020 represent an income of approximately USD 150 million before tax and USD 30 million after tax. The effects have been reflected in the Consolidated statement of income as revenues and income tax.

Deviation notices from Norwegian tax authorities
In the fourth quarter of 2020, Equinor received a decision from the Norwegian tax authorities related to the capital structure of the subsidiary Equinor Service Center Belgium N.V. The decision concludes that the capital structure has to be based on the arm length's principle and the decision covers the fiscal years 2012 to 2016. Maximum exposure is estimated to be approximately USD 188 million, for which Equinor has received a claim which will have to be settled. Equinor can appeal the decision and if Equinor's view prevails, the tax payment will be refunded. It continues to be Equinor's view that the group has a strong position, and at year-end 2020 no amounts have consequently been expensed in the financial statements.

Other claims
During the normal course of its business, Equinor ASA is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor ASA has provided in its financial statements for probable liabilities related to litigation and claims based on the company's best judgment. Equinor ASA does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Provisions related to claims and disputes are reflected within note 18 Provisions and other liabilities.

22 Related parties

Reference is made to note 24 Related parties in Equinor's Consolidated financial statement for information regarding Equinor ASA's related parties. This include information regarding related parties as a result of Equinor ASA's ownership structure and also information regarding transactions with the Norwegian State.

Transactions with group companies
Revenue transactions with related parties are presented in note 3 Revenues. Total intercompany revenues amounted to USD 2,669 million and USD 4,945 million in 2020 and 2019, respectively. The major part of intercompany revenues is attributed to sales of crude oil and sales of refined products to Equinor Marketing and Trading Inc, USD 906 million and USD 2,134 million in 2020 and 2019, respectively and Equinor Refining Denmark AS, USD 1,455 million and USD 2,512 million in 2020 and 2019, respectively.

Equinor ASA sells natural gas and pipeline transport on a back-to-back basis to Equinor Energy AS. Similarly, Equinor ASA enters into certain financial contracts, also on a back-to-back basis with Equinor Energy AS. All of the risks related to these transactions are carried by Equinor Energy AS and the transactions are therefore not reflected in Equinor ASA's financial statements.

Equinor ASA buys volumes from its subsidiaries and sells them into the market. Total purchases of goods from subsidiaries amounted to USD 16,528 million and USD 18,604 million in 2020 and 2019, respectively. The major part of intercompany purchases of goods is attributed to Equinor Energy AS, USD 8,430 million and USD 10,963 million in 2020 and 2019, respectively and Equinor US Holdings Inc, USD 4,993 million and USD 3,955 million in 2020 and 2019, respectively.

In relation to its ordinary business operations, Equinor ASA has regular transactions with group companies in which Equinor has ownership interests. Equinor ASA makes purchases from group companies amounting to USD 254 million and USD 267 million in 2020 and 2019, respectively.

Expenses incurred by the company, such as personnel expenses, are accumulated in cost pools. Such expenses are allocated in part on an hours incurred cost basis to Equinor Energy AS, to other group companies, and to licences where Equinor Energy AS or other group companies are operators. Cost allocated in this manner is not reflected in Equinor ASA's financial statements. Expenses allocated to group companies amounted to USD 5,642 million and USD 4,903 million in 2020 and 2019, respectively. The major part of the allocation is related to Equinor Energy AS, USD 4,716 million and USD 3,826 million in 2020 and 2019, respectively.

Other transactions
Reference is made to note 24 Related parties in Equinor's Consolidated financial statement for information regarding Equinor ASAs transactions with related parties based on ordinary business operations.

Current receivables and current liabilities from subsidiaries and other equity accounted companies are included in note 11 Financial assets and liabilities.

Related party transactions with management and management remunerations for 2020 are presented in note 4 Remuneration.

14 March 2021

THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ JEROEN VAN DER VEER
DEPUTY CHAIR

/s/ BJØRN TORE GODAL

/s/ REBEKKA GLASSER HERLOFSEN

/s/ ANNE DRINKWATER

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN

/s/ STIG LÆGREID

/s/ PER MARTIN LABRÅTEN

/s/ HILDE MØLLERSTAD

/s/ ANDERS OPEDAL
PRESIDENT AND CEO

Additional information

5.1 Shareholder information

Equinor is the largest company listed on the Oslo Børs where it trades under the ticker code EQNR. Equinor is also listed on the New York Stock Exchange under the ticker code EQNR, trading in the form of American Depositary Shares (ADS).

Equinor's shares have been listed on the Oslo Børs and the New York Stock Exchange since our initial public offering on 18 June 2001. The ADSs traded on the New York Stock Exchange are evidenced by American Depositary Receipts (ADR), and each ADS represents one ordinary share.

Dividend policy and dividends

It is Equinor's ambition to grow the annual cash dividend measured in USD per share in line with long-term underlying earnings.

Equinor's board approves first, second and third quarter interim dividends, based on an authorisation from the annual general meeting (AGM), while the AGM approves the fourth quarter dividend and implicitly the total annual dividend based on a

proposal from the board. It is Equinor's intention to pay quarterly dividends, although when deciding the interim dividends and recommending the total annual dividend level, the board will take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility.

In addition to cash dividend, Equinor might buy-back shares as part of total distribution of capital to the shareholders. The shareholders at the AGM may vote to reduce, but may not increase, the fourth quarter dividend proposed by the board of directors. Equinor announces dividend payments in connection with quarterly results. Payment of quarterly dividends is expected to take place within six months after the announcement of each quarterly dividend.

The board of directors has proposed to the AGM a dividend of USD 0.12 per share for the fourth quarter of 2020 which is an increase from the previous quarter.

The following table shows the cash dividend amounts to all shareholders since 2016 on a per share basis and in aggregate.

Fiscal year	Curr.	Q1	Curr.	Q2	Curr.	Q3	Curr.	Q4	Curr.	Ordinary dividend per share
					Ordinary dividend per share					
2016	USD	0.2201	USD	0.2201	USD	0.2201	USD	0.2201	USD	0.8804
2017	USD	0.2201	USD	0.2201	USD	0.2201	USD	0.2300	USD	0.8903
2018	USD	0.2300	USD	0.2300	USD	0.2300	USD	0.2600	USD	0.9500
2019	USD	0.2600	USD	0.2600	USD	0.2600	USD	0.2700	USD	1.0500
2020	USD	0.0900	USD	0.0900	USD	0.1100	USD	0.1200	USD	0.4100

On 9 February 2021 the board of directors proposed to declare a dividend for the fourth quarter of 2020 of USD 0.12 per share (subject to approval by the AGM). The Equinor share will trade ex-dividend 12 May 2021 on OSE and for ADR holders on NYSE. Record date will be 14 May 2021 on OSE and NYSE. Payment date will be 27 May 2021.

Dividends in NOK per share will be calculated and communicated four business days after record date for shareholders at Oslo Børs. The NOK dividend will be based on average USD/NOK exchange rates from Norges Bank in the period plus/minus three business days from record date, in total seven business dates.

Share buy-back
For the period 2013-2020, the board of directors has been authorised by the annual general meeting of Equinor to repurchase Equinor shares in the market for subsequent annulment. It is Equinor's intention to renew this authorisation at the annual general meeting in May 2021.

On 4 September 2019, the board of directors approved a share buy-back programme of up to USD 5 billion over a period until the end of 2022, subject to annual renewal of the authorisation from the annual general meeting. The first tranche of the programme of around USD 1.5 billion commenced on 5 September, 2019 and concluded on 4 February 2020. In line with the objective of the share buy-back programme, the annual general meeting on 14 May 2020 decided that share capital shall be reduced with a total of 80,973,512 shares with a volume weighted average price of NOK 170.88. As a response to the Covid-19 pandemic, Equinor suspended the buy-back programme on 22 March 2020 until further notice.

Shares purchased by issuer

Shares are acquired in the market for transfer to employees under the share savings scheme in accordance with the limits set by the board of directors. No shares were repurchased in the market for the purpose of subsequent annulment in 2020.

Equinor's share savings plan

Since 2004, Equinor has had a share savings plan for employees of the company. The purpose of this plan is to strengthen the business culture and encourage loyalty through employees becoming part-owners of the company.

Through regular salary deductions, employees can invest up to 5% of their base salary in Equinor shares. In addition, the company contributes 20% of the total share investment made by employees in Norway, up to a maximum of NOK 1,500 per year (approximately USD 175). This company contribution is a tax-free employee benefit under current Norwegian tax legislation. After a lock-in period of two calendar years, one extra share will be awarded for each share purchased. Under current Norwegian tax legislation, the share award is a taxable employee benefit, with a value equal to the value of the shares and taxed at the time of the award.

The board of directors is authorised to acquire Equinor shares in the market on behalf of the company. The authorisation is valid until the next annual general meeting, but not beyond 30 June 2021. This authorisation replaces the previous authorisation to acquire Equinor's own shares for implementation of the share savings plan granted by the annual general meeting 11 May 2017. It is Equinor's intention to renew this authorisation at the annual general meeting on 11 May 2021.

Period in which shares were repurchased	Number of shares repurchased	Average price per share in NOK	Total number of shares purchased as part of programme	Maximum number of shares that may yet be purchased under the programme authorisation
Jan-20	595,692	179.1109	4,886,064	9,113,936
Feb-20	670,130	161.0881	5,556,194	8,443,806
Mar-20	1,036,485	104.6324	6,592,679	7,407,321
Apr-20	841,163	129.3684	7,433,842	6,566,158
May-20	786,145	138.3586	8,219,987	5,780,013
Jun-20	766,528	141.4560	766,528	13,233,472
Jul-20	768,895	141.1376	1,535,423	12,464,577
Aug-20	746,401	145.1900	2,281,824	11,718,176
Sep-20	760,809	142.6205	3,042,633	10,957,367
Oct-20	826,729	131.9803	3,869,362	10,130,638
Nov-20	815,739	134.1555	4,685,101	9,314,899
Dec-20	734,253	149.0766	5,419,354	8,580,646
Jan-21	646,514	165.5399	6,065,868	7,934,132
Feb-21	696,049	154.8554	6,761,917	7,238,083
TOTAL	10,691,532 [1]	144.1836 [2]		

1) All shares repurchased have been purchased in the open market and pursuant to the authorisation mentioned above.

2) Weighted average price per share.

Equinor ADR programme fees

Fees and charges payable by a holder of ADSs.
JPMorgan Chase Bank N.A. (JPMorgan), serves as the depositary for Equinor's ADR programme having replaced the Deutsche Bank Trust Company Americas (Deutsche Bank) pursuant to the Further Amended and Restated Deposit Agreement dated 4 February 2019. JPMorgan collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. The depositary collects other fees from investors by billing ADR holders, by deducting such fees and charges from the amounts distributed or by deducting such fees from cash dividends or other cash distributions. The depositary may refuse to provide fee-attracting services until its fees for those services are paid.

The charges of the depositary payable by investors are as follows:

ADR holders, persons depositing or withdrawing shares, and/or persons whom ADSs are issued, must pay:	For:
USD 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a deposit of shares, a distribution of shares or rights or other property, and issuances pursuant to stock dividends, stock splits, mergers, exchanges of securities or any other transactions or events affecting the ADSs or the deposited securities. Cancellation of ADSs for the purpose of withdrawal of deposited securities, including if the deposit agreement terminates, or a cancellation or reduction of ADSs for any other reason
USD 0.05 (or less) per ADS	Any cash distribution made or elective cash/stock dividend offered pursuant to the Deposit Agreement
USD 0.05 (or less) per ADS, per calendar year (or portion thereof)	For the operation and maintenance costs in administering the ADR programme
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution to registered ADR holders of (i) securities distributed by the company to holders of deposited securities or (ii) cash proceeds from the sale of such securities
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	SWIFT, cable, telex, facsimile transmission and delivery charges (as provided in the deposit agreement). Fees, expenses and other charges of JPMorgan or its agent (which may be a division, branch or affiliate) for converting foreign currency to USD, which shall be deducted out of such foreign currency.
Taxes and other governmental charges the Depositary or the custodian have to pay, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any fees, charges and expenses incurred by the Depositary or its agents for the servicing of the deposited securities, the sale of securities, the delivery of deposited securities or in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation, including without limitation expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment	As necessary

Direct and indirect payments by the depositary
Under our arrangement with J.P. Morgan, the company will each year receive from J.P. Morgan the lesser of (a) USD 2,000,000 and (b) the difference between revenues and expenses of the ADR programme. For the year ended 31 December 2020, J.P. Morgan reimbursed USD 2,000,000 to the company. J.P. Morgan also reimbursed the company USD 25,000 in legal fees incurred in connection with the transfer of the ADR programme from Deutsche Bank. Other reasonable costs associated with the administration of the ADR programme are borne by the

company. For the year ended 31 December 2020, such costs, associated with the administration of the ADR programme, paid by the company, added up to approximately USD 206,486. Under certain circumstances, including the removal of J.P. Morgan as depositary, the company is required to repay to JPMorgan certain amounts paid to the company in prior periods.

Taxation

Norwegian tax consequences
This section describes material Norwegian tax consequences for shareholders in connection with the acquisition, ownership and disposal of shares and American Depositary Shares ("ADS") in Equinor. The term "shareholders" refers to both holders of shares and holders of ADSs, unless otherwise explicitly stated.

The outline does not provide a complete description of all Norwegian tax regulations that might be relevant (i.e. for investors to whom special regulations may apply, including shareholders that carry on business activities in Norway, and whose shares or ADSs are effectively connected with such business activities), and is based on current law and practice. Shareholders should consult their professional tax advisers for advice about individual tax consequences.

Taxation of dividends received by Norwegian shareholders
Corporate shareholders (i.e. limited liability companies and similar entities) residing in Norway for tax purposes are generally subject to tax in Norway on dividends received from Norwegian companies. The basis for taxation is 3% of the dividends received, which is subject to the standard income tax rate of 22%.

Individual shareholders residing in Norway for tax purposes are subject to the standard income tax rate of 22% for dividend income exceeding a basic tax free allowance. However, dividend income exceeding the basic tax free allowance is grossed up with a factor of 1.44 before being included in the ordinary taxable income, resulting in an effective tax rate of 31.68% (22% x 1.44). The tax free allowance is computed for each individual share or ADS and corresponds as a rule to the cost price of that share or ADS multiplied by an annual risk-free interest rate. Any part of the calculated allowance for one year that exceeds the dividend distributed for the share or ADS ("unused allowance") may be carried forward and set off against future dividends received on (or gains upon the realisation of, see below) the same share or ADS. Any unused allowance will also be added to the basis for computation of the allowance for the same share or ADS the following year.

Individual shareholders residing in Norway for tax purposes may hold the listed shares in companies resident within the EEA through a stock savings account. Dividend on shares owned through the stock savings account is only taxable when the dividend is withdrawn from the account.

Taxation of dividends received by foreign shareholders
Non-resident shareholders are as a starting point subject to Norwegian withholding tax at a rate of 25% on dividends from Norwegian companies. The distributing company is responsible for deducting the withholding tax upon distribution to non-resident shareholders.

Corporate shareholders that carry on business activities in Norway, and whose shares or ADSs are effectively connected with such activities are not subject to withholding tax. For such shareholders, 3% of the received dividends are subject to the standard income tax of 22%.

Certain other important exceptions and modifications are outlined below.

The withholding tax does not apply to corporate shareholders in the EEA that are comparable to Norwegian limited liability companies or certain other types of Norwegian entities, and are further able to demonstrate that they are genuinely established and carry on genuine economic business activity within the EEA, provided that Norway is entitled to receive information from the country of residence pursuant to a tax treaty or other international treaty. If no such treaty exists with the country of residence, the shareholder may instead present confirmation issued by the tax authorities of the country of residence verifying the documentation.

The withholding rate of 25% is often reduced in tax treaties between Norway and other countries. The reduced withholding tax rate will generally only apply to dividends paid on shares held by shareholders who are able to properly demonstrate that they are the beneficial owner and entitled to the benefits of the tax treaty.

Individual shareholders residing for tax purposes in the EEA may apply to the Norwegian tax authorities for a refund if the tax withheld by the distributing company exceeds the tax that would have been levied on individual shareholders resident in Norway.

Individual shareholders residing for tax purposes in the EEA may hold the listed shares in companies resident within the EEA through a stock savings account. Dividend on shares owned through the stock savings account will only be subject to withholding tax when withdrawn from the account.

Procedure for claiming a reduced withholding tax rate on dividends:
A foreign shareholder that is entitled to an exemption from or reduction of withholding tax on dividends, may request that the exemption or reduction is applied at source by the distributor. Such request must be accompanied by satisfactory documentation which supports that the foreign shareholder is entitled to a reduced withholding tax rate. Specific documentation requirements apply.

For holders of shares and ADSs deposited with JPMorgan Chase Bank N.A. (JPMorgan), documentation establishing that the holder is eligible for the benefits under a tax treaty with Norway, may be provided to JPMorgan. JPMorgan has been granted permission by the Norwegian tax authorities to receive dividends from us for redistribution to a beneficial owner of shares and ADSs at the applicable treaty withholding rate.

The statutory 25% withholding tax rate will be levied on dividends paid to shareholders (either directly or through a depositary) who have not provided the relevant documentation to the relevant party that they are eligible for a reduced rate. The beneficial owners will in this case have to apply to Skatteetaten (The Norwegian Tax Administration) for a refund of the excess amount of tax withheld. Please refer to the tax authorities' web page for more information and the requirements of such application: www.skatteetaten.no/en/person.

Taxation on realisation of shares and ADSs
Corporate shareholders resident in Norway for tax purposes are not subject to tax in Norway on gains derived from the sale, redemption or other disposal of shares or ADSs in Norwegian companies. Capital losses are not deductible.

Individual shareholders residing in Norway for tax purposes are subject to tax in Norway on the sale, redemption or other disposal of shares or ADSs. Gains or losses in connection with such realisation are included in the individual's ordinary taxable income in the year of disposal, which is subject to the standard income tax rate of 22%. However, the taxable gain or deductible loss is grossed up with a factor of 1.44 before included in the ordinary taxable income, resulting in an effective tax rate of 31.68% (22% x 1.44).

The taxable gain or deductible loss (before gross up) is calculated as the sales price adjusted for transaction expenses minus the taxable basis. A shareholder's tax basis is normally equal to the acquisition cost of the shares or ADSs. Any unused allowance pertaining to a share may be deducted from a taxable gain on the same share or ADS but may not lead to or increase a deductible loss. Furthermore, any unused allowance may not be set off against gains from the realisation of the other shares or ADSs.

If a shareholder disposes of shares or ADSs acquired at different times, the shares or ADSs that were first acquired will be deemed to be first sold (the "FIFO" principle) when calculating gain or loss for tax purposes.

Individual shareholders residing in Norway for tax purposes may hold listed shares in companies resident within the EEA through a stock savings account. Gain on shares owned through the stock savings account will only be taxable when withdrawn from the account whereas loss on shares will be deductible when the account is terminated.

A corporate shareholder or an individual shareholder who ceases to be tax resident in Norway due to Norwegian law or tax treaty provisions may, in certain circumstances, become subject to Norwegian exit taxation on unrealised capital gains related to shares or ADSs.

Shareholders not residing in Norway are generally not subject to tax in Norway on capital gains, and losses are not deductible on the sale, redemption or other disposal of shares or ADSs in Norwegian companies, unless the shareholder carries on business activities in Norway and such shares or ADSs are or have been effectively connected with such activities.

Wealth tax
The shares or ADSs are included in the basis for the computation of wealth tax imposed on individuals residing in Norway for tax purposes. Norwegian limited liability companies and certain similar entities are not subject to wealth tax. The current marginal wealth tax rate is 0.85% of the value assessed. The assessment value of listed shares (including ADSs) is 65% (reduced from 75% with effect from and including the income

year 2020) of the listed value of such shares or ADSs on 1 January in the assessment year.

Non-resident shareholders are not subject to wealth tax in Norway for shares and ADSs in Norwegian limited liability companies unless the shareholder is an individual and the shareholding is effectively connected with the individual's business activities in Norway.

Inheritance tax and gift tax
No inheritance or gift tax is imposed in Norway.

Transfer tax
No transfer tax is imposed in Norway in connection with the sale or purchase of shares or ADSs.

United States tax matters
This section describes the material United States federal income tax consequences for US holders (as defined below) of the ownership and disposition of shares or ADSs. It only applies to you if you hold your shares or ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organisations, insurance companies, partnerships or entities or arrangements that are treated as partnerships for United States federal income tax purposes, persons that actually or constructively own 10% of the combined voting power of voting stock of Equinor or of the total value of stock of Equinor, persons that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, persons that purchase or sell shares or ADSs as a part of a wash sale for tax purposes, or persons whose functional currency is not USD.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, and the Convention between the United States of America and the Kingdom of Norway for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Property (the "Treaty"). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will generally be treated as the owner of the ordinary shares represented by those ADRs. Exchanges of shares for ADRs and ADRs for shares will not generally be subject to United States federal income tax.

A "US holder" is a beneficial owner of shares or ADSs that is, for United States federal income tax purposes: (i) a citizen or resident of the United States; (ii) a United States domestic corporation; (iii) an estate whose income is subject to United

States federal income tax regardless of its source; or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust.

You should consult your own tax adviser regarding the United States federal, state and local and Norwegian and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

The tax treatment of the shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below, under "−PFIC rules", this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

Taxation of distributions
Under the United States federal income tax laws, the gross amount of any distribution (including any Norwegian tax withheld from the distribution payment) paid by Equinor out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of its shares, will be treated as a dividend that is taxable for you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. If you are a non-corporate US holder, dividends that constitute qualified dividend income will be eligible to be taxed at the preferential rates applicable to long-term capital gains as long as, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States or Equinor is eligible for benefits under the Treaty. We believe that Equinor is currently eligible for the benefits of the Treaty and we therefore expect that dividends on the ordinary shares or ADSs will be qualified dividend income. To qualify for the preferential rates, you must hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet certain other requirements. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

The amount of the dividend distribution that you must include in your income will be the value in USD of the payments made in NOK determined at the spot NOK/USD rate on the date the dividend distribution is includible in your income, regardless of whether or not the payment is in fact converted into USD. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your tax basis in the shares or ADSs and, to the extent in excess of your tax basis, will be treated as capital gain. However, Equinor does not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the 15% Norwegian tax withheld in accordance with the Treaty and paid to Norway will be creditable or deductible against your United States federal income tax liability, unless a reduction or refund of the tax

withheld is available to you under Norwegian law. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Dividends will generally be income from sources outside the United States and will generally be "passive" income for purposes of computing the foreign tax credit allowable to you. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date you include the dividend payment in income until the date you convert the payment into USD will generally be treated as US-source ordinary income or loss and will not be eligible for the special tax rate.

Taxation of capital gains
If you sell or otherwise dispose of your shares or ADSs, you will generally recognise a capital gain or loss for United States federal income tax purposes equal to the difference between the value in USD of the amount that you realise and your tax basis, determined in USD, in your shares or ADSs. Capital gain of a non-corporate US holder is generally taxed at preferential rates if the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. If you receive any foreign currency on the sale of shares or ADSs, you may recognise ordinary income or loss from sources within the United States as a result of currency fluctuations between the date of the sale of the shares or ADSs and the date the sales proceeds are converted into USD. You should consult your own tax adviser regarding how to account for payments made or received in a currency other than USD.

PFIC rules
We believe that the shares and ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. If we were to be treated as a PFIC, a gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain. Instead, unless you elect to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, you would generally be treated as if you had realised such gain and certain "excess distributions" ratably over your holding period for the shares or ADSs. Amounts allocated to the year in which the gain is realised or the "excess distribution" is received or to a taxable year before we were classified as a PFIC would be subject to tax at ordinary income tax rates, and amounts allocated to all other years would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during the period you held the shares or ADSs. Dividends that you receive from us will not be eligible for the preferential tax rates if we are treated as a PFIC with respect to you, either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

Foreign Account Tax Compliance Withholding
A 30% withholding tax will be imposed on certain payments to certain non-US financial institutions that fail to comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to the 30% withholding tax on payments to them, we and other non-US financial institutions may be required to report information to the IRS regarding the holders of shares or ADSs and to withhold on a portion of payments under the shares or ADSs to certain holders that fail to comply with the relevant information reporting requirements (or hold shares or ADSs directly or indirectly through certain non-compliant intermediaries). However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final regulations defining the term "foreign passthru payment" are enacted. The rules for the implementation of these requirements have not yet been fully finalised, so it is impossible to determine at this time what impact, if any, these requirements will have on holders of the shares and ADSs.

Major shareholders

The Norwegian State is the largest shareholder in Equinor, with a direct ownership interest of 67%. Its ownership interest is managed by the Norwegian Ministry of Petroleum and Energy.





As of 31 December 2020, the Norwegian State had a 67% direct ownership interest in Equinor and a 3.6% indirect interest through the National Insurance Fund (Folketrygdfondet), totalling 70.6%.

Equinor has one class of shares, and each share confers one vote at the general meeting. The Norwegian State does not have any voting rights that differ from the rights of other ordinary shareholders. Pursuant to the Norwegian Public Limited Liability Companies Act, a majority of at least two-thirds of the votes cast as well as of the votes represented at a general meeting is required to amend our articles of association. As long as the Norwegian State owns more than one-third of our shares, it will be able to prevent any amendments to our articles of association. Since the Norwegian State, acting through the Norwegian Minister of Petroleum and Energy, has in excess of two-thirds of the shares in the company, it has sole power to amend our articles of association. In addition, as majority shareholder, the Norwegian State has the power to control any decision at general meetings of our shareholders that requires a majority vote, including the election of the majority of the corporate assembly, which has the power to elect our board of directors and approve the dividend proposed by the board of directors.

The Norwegian State endorses the principles set out in "The Norwegian Code of Practice for Corporate Governance", and it has stated that it expects companies in which the State has ownership interests to adhere to the code. The principle of ensuring equal treatment of different groups of shareholders is a key element in the State's own guidelines. In companies in which the State is a shareholder together with others, the State wishes to exercise the same rights and obligations as any other shareholder and not act in a manner that has a detrimental effect on the rights or financial interests of other shareholders. In addition to the principle of equal treatment of shareholders, emphasis is also placed on transparency in relation to the State's ownership and on the general meeting being the correct arena for owner decisions and formal resolutions.

Shareholders at December 2020	Number of Shares	Ownership in %
1 Government of Norway	2,182,650,763	67.00%
2 Folketrygdfondet	118,298,213	3.63%
3 Fidelity Management & Research Company LLC	36,970,461	1.13%
4 Schroder Investment Management Ltd. (SIM)	36,668,210	1.13%
5 BlackRock Institutional Trust Company, N.A.	34,083,625	1.05%
6 The Vanguard Group, Inc.	30,480,188	0.94%
7 T. Rowe Price Associates, Inc.	26,196,428	0.80%
8 Dodge & Cox	21,539,471	0.66%
9 DNB Asset Management AS	19,487,549	0.60%
10 KLP Forsikring	18,348,371	0.56%
11 Storebrand Kapitalforvaltning AS	17,273,350	0.53%
12 SAFE Investment Company Limited	15,237,541	0.47%
13 Marathon Asset Management LLP	14,910,176	0.46%
14 Lazard Asset Management, L.L.C.	14,103,013	0.43%
15 Fidelity International	13,174,327	0.40%
16 BlackRock Financial Management, Inc.	12,322,578	0.38%
17 State Street Global Advisors (US)	11,629,753	0.36%
18 BlackRock Investment Management (UK) Ltd.	11,496,049	0.35%
19 UBS Asset Management (UK) Ltd.	9,774,253	0.30%
20 Wellington Management Company, LLP	8,779,725	0.27%

Source: Data collected by third party, authorised by Equinor, December 2020.

Exchange controls and limitations

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval. An exception applies to the physical transfer of payments in currency exceeding certain thresholds, which must be declared to the Norwegian custom authorities. This means that non-Norwegian resident shareholders may receive dividend payments without Norwegian exchange control consent as long as the payment is made through a licensed bank or other licensed payment institution.

There are no restrictions affecting the rights of non-Norwegian residents or foreign owners to hold or vote for our shares.

5.2 Use and reconciliation of non-GAAP financial measures

Since 2007, Equinor has been preparing the Consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European union (EU) and as issued by the International Accounting Standards Board. IFRS has been applied consistently to all periods presented in the 2020 Consolidated financial statements.

Equinor is subject to SEC regulations regarding the use of non-GAAP financial measures in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with generally accepted accounting principles: (i.e, IFRS in the case of Equinor). The following financial measures may be considered non-GAAP financial measures:

a) Net debt to capital employed ratio, Net debt to capital employed ratio adjusted, including lease liabilities and Net debt to capital employed ratio adjusted
b) Return on average capital employed (ROACE)
c) Organic capital expenditures
d) Free cash flow and organic free cash flow
e) Adjusted earnings and adjusted earnings after tax

a) Net debt to capital employed ratio

In Equinor's view, the calculated net debt to capital employed ratio, net debt to capital employed ratio adjusted, including lease liabilities and net debt to capital employed ratio adjusted gives an alternative picture of the current debt situation than gross interest-bearing financial debt.

The calculation is based on gross interest-bearing financial debt in the balance sheet and adjusted for cash, cash equivalents and current financial investments. Certain adjustments are made, e.g. collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet are considered non-cash in the non-GAAP calculations. The financial investments held in Equinor Insurance AS are excluded in the non-GAAP calculations as they are deemed restricted. These two adjustments increase net debt and give a more prudent definition of the net debt to capital employed ratio than if the IFRS based definition was to be used. Following implementation of IFRS16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Net interest-bearing debt adjusted for these items is included in the average capital employed. The table below reconciles the net interest-bearing debt adjusted, the capital employed and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		For the year ended 31 December		
		2020	2019	2018
Shareholders' equity		33,873	41,139	42,970
Non-controlling interests		19	20	19
Total equity	A	33,892	41,159	42,990
Current finance debt		5,777	4,087	2,463
Non-current finance debt		32,338	24,945	23,264
Gross interest-bearing debt	B	38,115	29,032	25,727
Cash and cash equivalents		6,757	5,177	7,556
Current financial investments		11,865	7,426	7,041
Cash and cash equivalents and current financial investment	C	18,621	12,604	14,597
Net interest-bearing debt before adjustments	B1 = B-C	19,493	16,429	11,130
Other interest-bearing elements [1]		627	791	1,261
Marketing instruction adjustment [2]		-	-	(146)
Net interest-bearing debt adjusted, including lease liabilities	B2	20,121	17,219	12,246
Lease liabilities		4,405	4,339	-
Net interest-bearing debt adjusted	B3	15,716	12,880	12,246
Calculation of capital employed:				
Capital employed	A+B1	53,385	57,588	54,120
Capital employed adjusted, including lease liabilities	A+B2	54,012	58,378	
Capital employed adjusted [3]	A+B3	49,608	54,039	55,235
Calculated net debt to capital employed				
Net debt to capital employed	(B1)/(A+B1)	36.5%	28.5%	20.6%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	37.3%	29.5%	
Net debt to capital employed adjusted [3]	(B3)/(A+B3)	31.7%	23.8%	22.2%

1) Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Marketing instruction adjustment is an adjustment to gross interest-bearing financial debt due to the SDFI part of the financial lease in the Snøhvit vessels that are included in Equinor's Consolidated balance sheet.
3) Following implementation of IFRS16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers presented in this table include finance lease according to IAS17, adjusted for marketing instruction agreement, which in total represent 0.4%-point of the Net debt to capital employed by 31 December 2018. "Net debt to capital employed adjusted" based on similar adjustments as for 31 December 2018 is 32.0% and 24.2% by 31 December 2020 and 31 December 2019, respectively.

b) Return on average capital employed (ROACE)

This measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed adjusted, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with IFRS or ratios based on these figures. For a reconciliation for adjusted earnings after tax, see e) later in this section.

ROACE was 1.8% in 2020, compared to 9.0% in 2019 and 12.0% in 2018. The change from 2019 is mainly due to a decrease in adjusted earnings after tax.

Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted (in USD million, except percentages)	For the year ended 31 December		
	2020	2019	2018
Adjusted earnings after tax (A)	924	4,925	6,693
Average capital employed adjusted (B)	51,823	54,637	55,704
Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted (A/B)	1.8%	9.0%	12.0 %

c) Organic capital expenditures

Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 3 Segments to the Consolidated financial statements, amounted to USD 9.8 billion in 2020.

Organic capital expenditures are capital expenditures excluding acquisitions, capital leases and other investments with significant different cash flow pattern.

In 2020, a total of USD 2.0 billion were excluded from the organic capital expenditures. Among items excluded from the organic capital expenditure in 2020 were acquisitions of 30% interest in the Bandurria Sur onshore block in Argentina, acquisition of a 49% share in LLC KrasGeoNaC in Russia, and additions of Right of Use (RoU) assets related to leases, resulting in organic capital expenditure of USD 7.8 billion.

In 2019, capital expenditures were USD 14.8 billion as per note 3 Segments to the Consolidated financial statements. A total of USD 4.8 billion were excluded from the organic capital expenditures. Among items excluded from the organic capital expenditure in 2019 were acquisition of a 40% operated interest in the Rosebank project, acquisition of 100% shares in Danske Commodities, acquisition of 10% interest in the BM-S-8 licence in Brazil, acquisition of a 22.45% interest in the Caesar Tonga field, acquisition of 2.6% interest in the Johan Sverdrup field, and additions of Right of Use (RoU) assets related to leases, resulting in organic capital expenditure of USD 10.0 billion.

d) Free cash flow

Free cash flow includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 14.0 billion), taxes paid (negative USD 3.1 billion), cash used in business combinations (USD 0.0 billion), capital expenditures and investments (negative USD 8.5 billion), (increase)/decrease in other items interest-bearing (USD 0.2 billion), proceeds from sale of assets and businesses, including USD 0.3 billion received from the Lundin divestment included in (increase)/decrease in financial investments (USD 0.8 billion), dividend paid (negative USD 2.3 billion) and share buy-back (negative USD 1.1 billion), resulting in a free cash flow of USD 0.1 billion in 2020.

e) Adjusted earnings and adjusted earnings after tax

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide an indication of the underlying operational and financial performance in the period (excluding financing) by adjusting by items that are not well correlated to Equinor's operating performance, and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:

Adjusted earnings are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses. Adjusted earnings adjusts for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period

- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made

- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers. Following the first quarter of 2019, Equinor changed the accounting policy for lifting imbalances. Adjusted earnings now include the over/underlift adjustment

- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period

- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items

- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold

- **Eliminations (Internal unrealised profit on inventories:):** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings

- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent

transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.

- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period

Adjusted earnings after tax – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

Calculation of adjusted earnings after tax	For the year ended 31 December		
(in USD million)	2020	2019	2018
Net operating income	**(3,423)**	**9,299**	**20,137**
Total revenues and other income	**90**	**(1,022)**	**(2,141)**
Changes in fair value of derivatives	2	(291)	(95)
Periodisation of inventory hedging effect	224	306	(280)
Impairment from associated companies	3	23	-
Change in accounting policy[1]	-	-	(287)
Over-/underlift	(130)	166	-
Gain/loss on sale of assets	(9)	(1,227)	(656)
Provisions	-	-	(823)
Purchases [net of inventory variation]	**(168)**	**508**	**29**
Operational storage effects	127	(121)	132
Eliminations	(296)	628	(103)
Operating and administrative expenses	**378**	**619**	**114**
Over-/underlift	70	(32)	-
Other adjustments	1	-	1
Change in accounting policy[1]	-	123	-
Gain/loss on sale of assets	23	43	2
Provisions	285	485	111
Depreciation, amortisation and impairment	**5,715**	**3,429**	**(457)**
Impairment	5,934	3,549	794
Reversal of impairment	(218)	(120)	(1,399)
Provisions	-	-	148
Exploration expenses	**1,345**	**651**	**276**
Impairment	1,397	651	287
Reversal of impairment	(63)	-	-
Cost accrual changes	-	-	(11)
Provisions	11		
	-		
Sum of adjustments to net operating income	**7,361**	**4,185**	**(2,178)**
Adjusted earnings	**3,938**	**13,484**	**17,959**
Tax on adjusted earnings	**(3,014)**	**(8,559)**	**(11,265)**
Adjusted earnings after tax	**924**	**4,925**	**6,693**

1) Change in accounting policy for lifting imbalances.

5.3 Legal proceedings

Equinor is involved in a number of proceedings globally concerning matters arising in connection with the conduct of its business. No further update is provided on previously reported legal or arbitration proceedings. Equinor does not believe such proceedings will, individually or in the aggregate, have a significant effect on Equinor's financial position, profitability, results of operations or liquidity. See also note 9 Income taxes and note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

5.4 Report on payments to governments

Reporting in accordance with the Norwegian transparency rule
Pursuant to Norwegian Accounting Act §3-3d and the Norwegian Security Trading Act §5-5a, Equinor has prepared Report on payments to governments. The companies involved in extractive and logging activities are required to disclose payments made to governments at project and country level and additional contextual information, consisting of certain legal, monetary, numerical and production volume information, related to the extractive part of the operations or to the entire group.

Basis for preparation
The regulation requires Equinor to prepare a consolidated report for the previous financial year on direct payments to governments, including payments made by subsidiaries, joint operations and joint ventures, or on behalf of such entities involved in extractive activities.

Scope and validity
Equinor's extractive activities covering the exploration, prospecting, discovery, development and extraction of oil and natural gas are included in this report. Additional contextual information is disclosed for legal entities engaged in extractive activities or for the entire group, on a country or legal entity basis, as applicable.

Reporting principles
The report includes payments made directly by Equinor to governments, such as taxes and royalties. Payments made by the operator of an oil and/or gas licence on behalf of the licensed partners, such as area fees, are also included in this report. For assets where Equinor is the operator, the full payment made on behalf of the whole partnership (100%) is included. No payment will be disclosed in cases where Equinor is not the operator, unless the operator is a state-owned entity and it is possible to distinguish the payment from other cost recovery items.

Host government production entitlements paid by the licence operator are also included in the report. The size of such entitlements can in some cases constitute the most significant payments to governments.

For some of our projects, we have established a subsidiary to hold the ownership in a joint venture. For these projects, payments may be made to governments in the country of operation as well as to governments in the country where the subsidiary resides.

Payments to governments are reported in the year that the actual cash payment was made (cash principle). Amounts included as contextual information are reported in the year the transaction relates to (accrual principle), regardless of when the cash flows occurred, except for Income tax paid (cash principle). Amounts are subject to rounding. Rounding differences may occur in summary tables.

Government
In the context of this report, a government is defined as any national, regional or local authority of a country. It includes any department, agency or undertaking (i.e. corporation) controlled by that government.

Project definition
A project is defined as the operational activity governed by a single contract, licence, lease, concession or similar legal agreement and that forms the basis for payment obligations to a government.

Payments not directly linked to a specific project but levied at the company entity level, are reported at that level.

Materiality
Payments constitute a single payment, or a series of related payments that equal or exceed USD 100,000 during the year. Payments below the threshold in a given country will not be included in the overview of projects and payments.

Reporting currency
Payments to governments in foreign currencies (other than USD) are converted to USD using the average annual 2020 exchange rate.

Payment types disclosed at project or legal entity level that are relevant for Equinor
The following payment types are disclosed for legal entities involved in extractive activities. They are presented on a cash basis, net of any interest expenses, whether paid in cash or in-kind. In-kind payments are reported in millions of barrels of oil equivalent and the equivalent cash value.

- Tax levied on the income, production or profits of companies includes severance tax and taxes paid in-kind. The value of taxes paid in-kind is calculated based on the market price at the time of the in-kind payment. Taxes levied on consumption, such as value added tax, personal income tax, sales tax, withholding tax, property tax and environmental tax are excluded. Negative amounts represent tax refunds received from governments
- Royalties are usage-based payments for the right to the ongoing use of an asset
- Fees are typically levied on the right to use a geographical area for exploration, development and production and include rental fees, area fees, entry fees, concession fees and other considerations for licences and/or concessions. Administrative government fees that are not specifically related to the extractive activities or to access extractive resources, are excluded
- Bonuses are payments made when signing an oil and gas lease, when discovering natural resources and/or when production has commenced. Bonuses often include

signature-, discovery- and production bonuses and are a commonly used payment type, depending on the petroleum fiscal regime. Bonuses can also include elements of social contribution

- Host government production entitlements are the host government's share of production after oil production has been allocated to cover costs and expenses under a production sharing agreement (PSA). Host government production entitlements are most often paid in-kind. The value of these payments is calculated based on the market price at the time of the in-kind payment. For some PSAs, the host government production entitlements are sold by the operator, and the related costs are split between the partners. For these contracts, Equinor does not make payments directly to governments, but to the operator

Contextual information at country level

The report discloses contextual information for legal entities engaged in extractive activities in Equinor, as listed below. All information is disclosed in accordance with the accrual accounting principle.

- Investments are defined as additions to property, plant and equipment (including leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in associated companies
- Revenues associated with the production of crude oil and natural gas related to our extractive activities. Revenues include third party revenues and other income, inter-segment revenues and net income/(loss) from equity accounted investments
- Cost shows the sum of operating expenses, SG&A (sales, general and administrative expenses) and exploration expenses, adjusted for net impairments
- Equity production volumes are the volumes that correspond to Equinor's ownership interest in a field and do not include production of the Norwegian State's share of oil and natural gas

Contextual information at entity level

The following contextual information is disclosed for all of Equinor's legal entities as of 31 December 2020. The information is structured based on country of incorporation, which is the jurisdiction in which the company is registered.

- Country of operation is the country where the company performs its main activities
- The description of the core business activity is presented according to the business areas where the business operations take place. Each company is associated to a business area. Section 2.2 Business overview, Corporate structure of the Strategic report chapter in the annual report provides the descriptions of the business areas
- Number of employees (per company) is based on the registered company location. The actual number of employees present in a country can deviate from the reported figures due to expatriation. In some companies there are no employees. These may purchase man-hours from other companies in the Equinor group, as applicable
- Net intercompany interest is the company's net intercompany interest expense (interest expense minus interest income) to companies in another jurisdiction. Interest between companies within the same jurisdiction is

eliminated. Intercompany interest is the interest levied on long-term and short-term borrowings within the Equinor group

- Revenues as presented in the Consolidated statement of income, including third party revenues and other income, inter-company revenues and net income/(loss) from equity accounted investments
- Income before tax as presented in the Consolidated statement of income
- Income tax expense as defined in note 2 and note 9 to the Consolidated financial statements
- Income tax paid are reconciled to the amount presented in the Consolidated statement of cash flows and in addition include taxes paid in-kind in Algeria, Libya, and Nigeria
- Retained earnings include the gains and losses accumulated by the companies together with currency translation adjustments and other comprehensive income. Being part of shareholders equity, retained earnings are presented as reported in Equinor accounting system for consolidation purposes
- Retained earnings can be impacted by the dividend paid, group contributions and reclassifications between paid in capital and retained earnings. The retained earnings as presented in this report may be different compared to the figures in the statutory financial statement due to the differences in functional currency and accounting principles for group reporting versus local requirements.
- The parent companies shares in subsidiaries are not considered for impairment when the local statutory reporting is based on accounting principles different from IFRS or there are no local statutory requirements for impairment since these effects would be eliminated on the group reporting.

Consolidated overview

The consolidated overview below discloses the sum (total) of Equinor's payments to governments in each country, according to the payment type. The overview is based on the location of the receiving government. The total payments to each country may be different from the total payments disclosed in the overview of payments for each project in the report. This is because payments disclosed for each project relate to the country of operation, irrespective of the location of the receiving government.

In 2020, there is a downward shift in overall payments with decreased taxes due to lower liquids and gas prices and the development in foreign exchange rates, as explained in section 2.10 Financial review of the Strategic report chapter in the annual report.

Payments to governments per country related to extractive activities (in USD million)	Taxes[1]	Royalties	Fees	Bonuses	Host government entitlements (USD million)	Host government entitlements (mmboe)	Total (value) 2020
Algeria	23	-	-	-	53	2	77
Angola	255	-	-	2	587	14	845
Argentina	-	1	0	-	-	-	1
Azerbaijan	38	-	1	-	244	6	283
Brazil	5	64	0	-	-	-	69
Canada	(1)	36	(0)	-	-	-	35
Iran	0	-	-	-	-	-	0
Libya	5	-	0	-	23	1	28
Mexico	(0)	-	4	-	-	-	4
Nicaragua	-	-	0	-	-	-	0
Nigeria	89	-	33	-	122	3	244
Norway	2,623	-	74	-	-	-	2,697
Russia	6	12	-	-	34	1	51
UK	0	-	6	-	-	-	6
USA	66	94	8	3	-	-	171
Total 2020	3,109	207	126	5	1,063	27	4,511
Total 2019	8,780	393	249	14	2,195	36	11,632

1) Taxes paid includes taxes paid in-kind

This report covers payments made directly by Equinor to governments, such as taxes and royalties. Payments made by the operator of an oil and/or gas licence on behalf of the licensed partners, such as area fees, are included. For assets where Equinor is the operator, the full payment made on behalf of the whole partnership (100%) is reported. In cases, where Equinor is not the operator, payments are not disclosed, unless the operator is a state-owned entity and it is possible to distinguish the payment from other cost recovery items. Host government production entitlements paid by the licence operator are reported.

Country details – payment per project and receiving government entity

(in USD million)	Taxes	Royalties	Fees	Bonuses	Host government entitlements (in USD million)	Host government entitlements (mmboe)	Total (value) 2020
Algeria							
Payments per project							
Equinor In Amenas AS	23.3	-	-	-	-	-	**23.3**
In Amenas	-	-	-	-	(0.6)	(0.0)	**(0.6)**
In Salah	-	-	-	-	54.0	2.5	**54.0**
Total	23.3	-	-	-	53.4	2.4	**76.7**
Payments per government							
Sonatrach[1]	23.3	-	-	-	53.4	2.4	**76.7**
Total	23.3	-	-	-	53.4	2.4	**76.7**
Angola							
Payments per project							
Equinor Angola Block 15 AS	37.0	-	-	-	-	-	**37.0**
Equinor Angola Block 17 AS	97.7	-	-	-	-	-	**97.7**
Equinor Angola Block 31 AS	47.8	-	-	-	-	-	**47.8**
Equinor Dezassete AS	74.7	-	-	-	-	-	**74.7**
Equinor Angola Block 25 AS	0.4	-	-	-	-	-	**0.4**
Equinor Angola Block 40 AS	0.1	-	-	-	-	-	**0.1**
Block 15	-	-	-	-	129.4	2.8	**129.4**
Block 17	-	-	-	-	448.5	11.2	**448.5**
Block 31	-	-	-	-	9.6	0.2	**9.6**
Equinor Anogla Block 1/14	-	-	-	2.0	-	-	**2.0**
Total	257.8	-	-	2.0	587.5	14.3	**847.3**
Payments per government							
BNA - Banco Nacional de Angola	255.2	-	-	-	-	-	**255.2**
Kemneren i Stavanger	2.7	-	-	-	-	-	**2.7**
Agencia Nacional De Petroleo Gas E Biocumbstivies	-	-	-	2.0	-	-	**2.0**
Sonangol EP	-	-	-	-	587.5	14.3	**587.5**
Total	257.8	-	-	2.0	587.5	14.3	**847.3**
Argentina							
Payments per project							
Exploration Argentina	-	0.7	0.0	-	-	-	**0.7**
Total	-	0.7	0.0	-	-	-	**0.7**
Payments per government							
Provincia del Neuquen - Administración	-	0.7	0.0	-	-	-	**0.7**
Total	-	0.7	0.0	-	-	-	**0.7**
Azerbaijan							
Payments per project							
Equinor Apsheron AS	35.2	-	-	-	-	-	**35.2**
Equinor BTC Caspian AS	3.1	-	-	-	-	-	**3.1**
Exp - Azerbaijan	-	-	1.2	-	-	-	**1.2**
ACG	-	-	-	-	243.7	5.9	**243.7**
Total	38.3	-	1.2	-	243.7	5.9	**283.2**
Payments per government							
Azerbaijan Main Tax Office	37.9	-	-	-	-	-	**37.9**
Stavanger Kommune	0.2	-	-	-	-	-	**0.2**
Skatteetaten - Skatteinnkreving	0.2	-	-	-	-	-	**0.2**
The State Oil Fund of the Republic of Azerbaijan	-	-	1.2	-	-	-	**1.2**
SOCAR - The State Oil Company of the Azerbaijan Republic	-	-	-	-	243.7	5.9	**243.7**
Total	38.3	-	1.2	-	243.7	5.9	**283.2**

(in USD million)	Taxes	Royalties	Fees	Bonuses	Host government entitlements (in USD million)	Host government entitlements (mmboe)	Total (value) 2020
Brazil							
Payments per project							
Roncador	-	49.4	0.0	-	-	-	**49.4**
Peregrino	-	14.4	0.2	-	-	-	**14.7**
Equinor Energy do Brasil Ltda	3.1	-	-	-	-	-	**3.1**
Equinor Brasil Energia Ltda.	1.8	-	-	-	-	-	**1.8**
Total	4.8	63.9	0.2	-	-	-	**68.9**
Payments per government							
Ministerio da Fazenda - IR	3.1	-	-	-	-	-	**3.1**
Ministerio da Fazenda - Royalties	-	63.9	-	-	-	-	**63.9**
Ministerio da Fazenda - PE	-	-	0.2	-	-	-	**0.2**
Ministerio da Fazenda - CSLL	1.7	-	-	-	-	-	**1.7**
Total	4.8	63.9	0.2	-	-	-	**68.9**
Canada							
Payments per project							
Equinor Canada Ltd.	(1.2)	-	0.0	-	-	-	**(1.2)**
Exploration - Canada	-	-	(0.3)	-	-	-	**(0.3)**
Hibernia	-	29.3	(0.0)	-	-	-	**29.3**
Hebron	-	1.9	(0.0)	-	-	-	**1.9**
Terra Nova	-	5.2	-	-	-	-	**5.2**
Total	(1.2)	36.5	(0.3)	-	-	-	**35.0**
Payments per government							
Government of Canada	-	11.5	-	-	-	-	**11.5**
Government of Newfoundland and Labrador	-	18.7	-	-	-	-	**18.7**
Canada Development investment Corp.	-	6.3	-	-	-	-	**6.3**
Canada-Newfoundland and Labrador Offshore Petr. Board	-	-	(1.0)	-	-	-	**(1.0)**
Goverment of Alberta	(0.4)	-	-	-	-	-	**(0.4)**
Receiver General Of Canada	(0.7)	-	0.7	-	-	-	**(0.0)**
Total	(1.2)	36.5	(0.3)	-	-	-	**35.0**
India							
Payments per project							
Equinor India AS	0.1	-	-	-	-	-	**0.1**
Total	0.1	-	-	-	-	-	**0.1**
Payments per government							
Income Tax Department	0.1	-	-	-	-	-	**0.1**
Total	0.1	-	-	-	-	-	**0.1**

(in USD million)	Taxes	Royalties	Fees	Bonuses	Host government entitlements (in USD million)	Host government entitlements (mmboe)	Total (value) 2020
Iran[2]							
Payments per project							
Statoil SP Gas AS	0.2	-	-	-	-	-	**0.2**
Total	0.2	-	-	-	-	-	**0.2**
Payments per government							
Stavanger Kommune	0.2	-	-	-	-	-	**0.2**
Total	0.2	-	-	-	-	-	**0.2**
Libya							
Payments per project							
Equinor Murzuq AS	5.1	-	-	-	-	-	**5.1**
Murzuq	-	-	0.0	-	23.1	0.5	**23.1**
Total	5.1	-	0.0	-	23.1	0.5	**28.2**
Payments per government							
Tax Department Libya[3]	5.1	-	0.0	-	23.1	0.5	**28.2**
Total	5.1	-	0.0	-	23.1	0.5	**28.2**
Mexico							
Payments per project							
Exploration Mexico	(0.0)	-	3.7	-	-	-	**3.7**
Total	(0.0)	-	3.7	-	-	-	**3.7**
Payments per government							
Servicio de Administracion Tributaria	-	-	1.1	-	-	-	**1.1**
Fondo Mexicano del Petrol	-	-	2.6	-	-	-	**2.6**
Total	(0.0)	-	3.7	-	-	-	**3.7**

(in USD million)	Taxes	Royalties	Fees	Bonuses	Host government entitlements (in USD million)	Host government entitlements (mmboe)	Total (value) 2020
Nicaragua							
Payments per project							
Exploration Nicaragua	-	-	0.2	-	-	-	**0.2**
Total	-	-	0.2	-	-	-	**0.2**
Payments per government							
Ministerio de Energia y Minas	-	-	0.2	-	-	-	**0.2**
Total	-	-	0.2	-	-	-	**0.2**
Nigeria							
Payments per project							
Equinor Nigeria Energy Company Limited	89.0	-	-	-	-	-	**89.0**
Equinor Nigeria AS	5.8	-	-	-	-	-	**5.8**
Exploration Nigeria	-	-	0.2	-	-	-	**0.2**
Agbami	-	-	33.2	-	121.9	3.2	**155.2**
Total	94.7	-	33.4	-	121.9	3.2	**250.1**
Payments per government							
Nigerian National Petroleum Corporation[4]	89.0	-	-	-	121.9	3.2	**210.9**
Kemneren i Stavanger	5.8	-	-	-	-	-	**5.8**
Niger Delta Development Commission	-	-	7.9	-	-	-	**7.9**
Central Bank of Nigeria Education Tax	-	-	25.5	-	-	-	**25.5**
Total	94.7	-	33.4	-	121.9	3.2	**250.1**
Norway							
Payments per project							
Equinor Energy AS	2,613.4	-	-	-	-	-	**2,613.4**
Exploration Barents Sea	-	-	9.3	-	-	-	**9.3**
Exploration Norwegian Sea	-	-	16.0	-	-	-	**16.0**
Exploration North Sea	-	-	49.1	-	-	-	**49.1**
Total	2,613.4	-	74.3	-	-	-	**2,687.7**
Payments per government							
Oljedirektoratet	-	-	74.3	-	-	-	**74.3**
Skatteetaten	2,613.4	-	-	-	-	-	**2,613.4**
Total	2,613.4	-	74.3	-	-	-	**2,687.7**

(in USD million)	Taxes	Royalties	Fees	Bonuses	Host government entitlements (in USD million)	Host government entitlements (mmboe)	Total (value) 2020
Russia							
Payments per project							
Statoil Kharyaga AS	5.9	-	-	-	-	-	**5.9**
Kharyaga	-	12.0	-	-	33.6	0.8	**45.5**
Total	5.9	12.0	-	-	33.6	0.8	**51.5**
Payments per government							
Zarubezhneft-Production Kharyaga LL	5.9	12.0	-	-	-	-	**17.9**
Treasury of the Russian Federation	-	-	-	-	33.6	0.8	**33.6**
Total	5.9	12.0	-	-	33.6	0.8	**51.5**
UK							
Payments per project							
UK Utgard	-	-	0.1	-	-	-	**0.1**
Exploration UK Offshore	-	-	4.8	-	-	-	**4.8**
Barnacle	-	-	0.2	-	-	-	**0.2**
Mariner	-	-	0.8	-	-	-	**0.8**
Total	0.0	-	5.9	-	-	-	**5.9**
Payments per government							
Oil And Gas Authority	-	-	5.5	-	-	-	**5.5**
Health & Safety Executive	-	-	0.4	-	-	-	**0.4**
Total	-	-	5.9	-	-	-	**5.9**
USA							
Payments per project							
Ceasar Tonga	-	81.9	0.0	-	-	-	**81.9**
Appalachian basin[5]	5.7	-	-	-	-	-	**5.7**
Eagle Ford[5]	2.4	0.1	0.0	-	-	-	**2.5**
Bakken[5]	58.2	12.0	0.0	-	-	-	**70.2**
Exploration - US	-	-	7.7	2.9	-	-	**10.6**
Total	66.3	94.0	7.7	2.9	-	-	**170.9**

Additional information

(in USD million)	Taxes	Royalties	Fees	Bonuses	Host government entitlements (in USD million)	Host government entitlements (mmboe)	Total (value) 2020
Payments per government							
Montana Department of Revenue	1.0	-	-	-	-	-	**1.0**
North Dakota Office of State Tax	57.1	-	-	-	-	-	**57.1**
Office of Natural Resources Revenue	-	84.5	7.7	2.9	-	-	**95.1**
State of North Dakota	-	9.4	-	-	-	-	**9.4**
State of Ohio Department of Taxation	1.9	-	-	-	-	-	**1.9**
State of West Virginia	3.8	-	-	-	-	-	**3.8**
Texas Comptroller of Public Accounts	2.4	-	0.0	-	-	-	**2.4**
Texas General Land Office	-	0.1	-	-	-	-	**0.1**
Total	66.3	94.0	7.7	2.9	-	-	**170.9**

1) Algeria – Tax payments in-kind to Sonatrach of 0.7 mmboe were valued at USD 23 million.
2) Disclosure pursuant to Section 13(r) of the Exchange Act is provided in section 2.12 Risk review of the Strategic report chapter in the annual report.
3) Libya – Tax payments in-kind to Tax Department Libya of 0.1 mmboe were valued at USD 4.9 million.
4) Nigeria – Tax payments in-kind to Nigerian National Petroleum Corporation of 1.8 mmboe were valued at USD 89 million.
5) USA – Bakken was divested with an effective date 1 January 2021, Eagle Ford was divested in 2019, Appalachian basin is owned by Equinor USA Onshore Properties Inc.

Contextual information at country level

The contextual information on investments, revenues, cost and equity production volumes is disclosed for each country and relates only to Equinor's entities engaged in extractive activities, covering the exploration, prospecting, discovery, development and extraction of oil and natural gas. The contextual information reported is based on data collected mainly for the purpose of financial reporting and is reconciled to the numbers reported for the Exploration and Production segments of Equinor.

Contextual information per country for Exploration & Production segments				
(in USD million)	Investments	Revenues	Cost[2]	Equity production volume (mmboe)
Algeria	53	309	69	15
Angola	269	1,310	378	44
Argentina	316	(10)	34	1
Australia	-	-	61	-
Azerbaijan	213	322	102	13
Brazil	2,182	1,282	954	19
Canada	143	319	281	8
Indonesia	-	-	1	-
Ireland	2	118	67	4
Libya	1	13	10	1
Mexico	0	0	52	-
Netherlands	-	-	1	-
Nicaragua	1	-	7	-
Nigeria	1	229	84	11
Norway	3,215	11,221	3,338	481
Russia	761	(48)	150	5
South Africa	-	-	21	-
Suriname	-	0	4	-
Tanzania	1	0	999	-
Turkey	-	-	9	-
UK	302	319	198	8
United Arab Emirates	-	0	2	-
USA	1,068	2,615	2,305	147
Venezuela	0	0	10	-
Total[1]	8,527	17,999	9,137	757

1) The total amounts correspond to the sum of the relevant numbers reported in the Exploration and Production segments in note 3 of the Consolidated financial statements.
2) Cost includes operating expenses, selling, general and administrative expenses, and exploration expenses, without net impairments as presented in the Consolidated financial statements.

Contextual information at Equinor group level

The table below is an overview of all legal entities in the Equinor group by country of incorporation as of 31 December 2020. It presents the following information per each company: the number of employees, net intercompany interest to companies in other jurisdictions, short description of the company's activity, revenues including intercompany revenues, income before tax, current income tax expense, income tax paid and retained earnings. The total amounts are reconciled to the Group Consolidated financial statements prepared in compliance with

International Financial Reporting Standards (IFRS). The numbers in Contextual information table based on country of operation may deviate from table based on country of incorporation as county of operation could be different than country of incorporation. Prior period corrections are reflected in the current year, normally due to statutory reporting finalized after the annual group report. Retained earnings as presented in the table below will be decreased by the dividend paid and increased or decreased by group contributions and reclassifications between paid in capital and retained earnings.

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings
Albania									
Danske Commodities Albania Sh.p.k	Albania	MMP	-		-	0	0	0	0
Total			-		-	0	0	0	0
Australia									
Danske Commodities Australia Pty Limited	Australia	MMP			0	0	0	0	0
					0	0	0	0	0
Belgium									
Equinor Energy Belgium NV	Belgium	CCOM	46	(0)	0	0	(0)	(0)	5
Equinor Service Center Belgium NV	Belgium	CFO	12	0	0	10	77	(30)	(216)
Total			58	0	0	10	76	(31)	(211)
Bosnia and Herzegovina									
Danske Commodities BH d.o.o.	Bosnia and H...	MMP	-	-	-	-	-	-	-
Brazil									
Equinor Brasil Energia Ltda.	Brazil	DPB	566	(0)	172	(642)	(323)	(3)	(2,953)
Equinor Energy do Brasil Ltda	Brazil	DPB	51	-	477	(296)	(57)	(5)	(1,061)
Total			617	(0)	650	(937)	(380)	(8)	(4,014)
Canada									
Equinor Canada Holdings Corp.	Canada	DPI	-	-	-	0	0	0	1
Equinor Canada Ltd.	Canada	DPI	95	(1)	323	(269)	19	1	(2,339)
Total			95	(1)	323	(269)	19	1	(2,338)
China									
Beijing Equinor Business Consulting Service Co. Ltd	China	GSB	8	-	0	0	(0)	(0)	2
Total			8	-	0	0	(0)	(0)	2
Croatia									
Danske Commodities d.o.o.	Croatia	MMP	-	-	-	-	-	-	-
Czech Republic									
Danske Commodities A/S, organizační složka (branch of Danske Commodities A/S)	Czech Republic	MMP	-	-	-	-	-	-	-
Total			-	-	-	-	-	-	-
Denmark									
Equinor Danmark A/S	Denmark	MMP	-	(0)	-	(0)	14	11	498
Danske Commodities A/S	Denmark	MMP	304		536	(63)	14	(11)	76
Equinor Refining Denmark A/S	Denmark	MMP	333	(1)	1,951	(217)	(0)	(6)	262
Total			637	(1)	2,487	(281)	27	(6)	836

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings
Germany									
Danske Commodities Deutschland GmbH	Germany	MMP	2	-	9	0	(0)	(0)	(0)
Equinor Deutschland GmbH	Germany	MMP	7	(0)	1	(1)	(3)	(4)	33
Equinor Property Deutschland GmbH	Germany	MMP	-	(0)	0	0	-	-	0
Equinor Storage Deutschland GmbH	Germany	MMP	5	(0)	50	23	(1)	-	31
Total			14	(0)	60	22	(4)	(4)	64
Ireland									
Equinor Ireland Limited	Ireland	DPI	-	(0)	0	(0)	0	(0)	1
Equinor Energy Ireland Limited	Ireland	DPI	-	(0)	118	(183)	(42)	0	177
Total			-	(0)	118	(183)	(42)	(0)	177
Italy									
Danske Commodities Italia S.R.L.	Italy	MMP	-	-	-	(0)	-	(0)	(0)
Total			-	-	-	(0)	-	(0)	(0)
Kosovo									
Danske Commodities Kosovo SH.P.K.	Kosovo	MMP	-	-	-	0	-	(0)	(0)
Total			-	-	-	0	-	(0)	(0)
Mexico									
Equinor Upstream Mexico, S.A. de C.V.	Mexico	EXP	-	(0)	0	(51)	0	0	(128)
Total			-	(0)	0	(51)	0	0	(128)
Macedonia									
Danske Commodities DOOEL Skopje	Macedonia	MMP	-	-	-	0	0	0	0
Total			-	-	-	0	0	0	0
Netherlands									
Equinor Argentina B.V.	Argentina	EXP	1	(0)	-	(19)	(1)	(2)	(82)
Equinor Algeria B.V.	Algeria	EXP	-	(0)	-	(5)	(0)	(0)	(23)
Equinor Australia B.V.	Australia	EXP	-	(0)	-	(61)	0	0	(257)
Equinor International Netherlands B.V.	Canada	DPI	-	(0)	-	915	0	0	(96)
Statoil Colombia B.V.	Colombia	EXP	-	0	-	1	0	0	(121)
Equinor Indonesia Aru Trough I B.V.	Indonesia	EXP	1	(0)	-	(1)	0	0	(25)
Statoil Middle East Services Netherlands B.V.	Iraq	DPI	-	0	-	(0)	3	3	(200)
Equinor Nicaragua B.V.	Nicaragua	EXP	-	(0)	-	(8)	0	0	(58)
Hollandse Kust Offshore Energy C.V.	Netherlands	NES	-	-	-	(0)	(0)	-	(5)
Equinor Offshore Energy Netherlands Alfa B.V.	Netherlands	NES	-	-	-	(0)	0	0	(0)
Equinor Offshore Energy Netherlands Beheer B.V.	Netherlands	NES	-	-	-	(0)	0	-	(0)
Equinor Offshore Energy Netherlands Beta B.V.	Netherlands	NES	-	-	-	(0)	0	0	(0)
Equinor Offshore Energy Netherlands Delta B.V.	Netherlands	NES	-	-	-	(0)	0	(0)	(0)
Equinor Offshore Energy Netherlands Epsilon B.V.	Netherlands	NES	-	-	-	(0)	0	0	(0)
Equinor Offshore Energy Netherlands Gamma B.V.	Netherlands	NES	-	-	-	(0)	0	0	(0)

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings
Equinor Energy Netherlands B.V.	Netherlands	CFO	-	0	-	1	(22)	(22)	39
Carbon Clean Solutions Limited	Netherlands	TPD	-	(0)	(0)	(0)	0	0	(9)
Equinor Holding Netherlands B.V.	Netherlands	DPI	14	27	926	788	15	15	770
Equinor New Zealand B.V.	New Zealand	EXP	-	0	-	(0)	0	0	(76)
Equinor Epsilon Netherlands B.V.	Russia	EXP	-	(0)	(8)	(8)	(0)	-	(32)
Equinor South Africa B.V.	South Africa	EXP	-	0	-	(21)	0	0	(93)
Equinor Suriname B54 B.V.	Suriname	EXP	-	0	0	(0)	0	0	(35)
Equinor Suriname B59 B.V.	Suriname	EXP	-	(0)	-	(2)	0	(0)	(7)
Equinor Suriname B60 B.V.	Suriname	EXP	-	(0)	-	(2)	0	-	(12)
Equinor Turkey B.V.	Turkey	EXP	1	0	-	(9)	0	0	(165)
Equinor Abu Dhabi B.V.	United Arab Emirates	DPI	3	(0)	0	(2)	0	0	(28)
Statoil Uruguay B.V.	Uruguay	EXP	-	0	-	(0)	0	0	(74)
Equinor New Energy B.V.	Netherlands	NES	3	0	-	0	0	(0)	0
Equinor Azerbaijan Karabagh B.V.	Azerbaijan	DPI	-	0	-	(9)	0	-	(34)
Equinor Azerbaijan Ashrafi Dan Ulduzu Aypara B.V.	Azerbaijan	EXP	-	0	-	(4)	0	0	(35)
Equinor Global Projects B.V.	Netherlands	GSB	-	0	-	(0)	-	-	(0)
Equinor Sincor Netherlands B.V.	Venezuela	DPI	-	0	-	(3)	4	4	(347)
Total			23	27	918	1,550	(2)	(3)	(1,004)

Nigeria

Spinnaker Exploration 256 LTD (Nigeria)	Nigeria	DPI	-	-	-	-	-	-	(13)
Spinnaker Nigeria 242 LTD	Nigeria	DPI	-	-	-	-	-	-	(16)
Equinor Nigeria Deep Water Limited	Nigeria	DPI	-	0	-	(0)	(0)	-	(35)
Equinor Nigeria Energy Company Limited	Nigeria	DPI	12	2	229	94	(72)	(89)	346
Equinor Nigeria Outer Shelf Limited	Nigeria	DPI	-	0	-	(0)	(0)	-	(149)
Total			12	2	229	94	(72)	(89)	133

Norway

Equinor Angola Block 1/14 AS	Angola	EXP	-	(0)	-	(0)	0	-	(0)
Equinor Angola AS	Angola	DPI	-	0	0	(2)	1	-	8
Equinor Angola Block 15 AS	Angola	DPI	-	0	347	140	28	(37)	42
Equinor Angola Block 15/06 Award AS	Angola	DPI	-	0	-	0	(0)	(0)	(0)
Equinor Angola Block 17 AS	Angola	DPI	13	0	466	141	(75)	(98)	43
Equinor Angola Block 22 AS	Angola	EXP	-	0	-	(0)	(0)	(0)	(0)
Equinor Angola Block 25 AS	Angola	EXP	-	0	-	(0)	0	(0)	0
Equinor Angola Block 29 AS	Angola	EXP	-	0	-	0	0	-	0
Equinor Angola Block 31 AS	Angola	DPI	-	0	147	(2)	(10)	(48)	(17)
Equinor Angola Block 38 AS	Angola	EXP	-	0	-	(0)	(0)	(0)	(0)
Equinor Angola Block 39 AS	Angola	EXP	-	0	0	(0)	0	(0)	0
Equinor Angola Block 40 AS	Angola	EXP	-	0	-	(0)	0	(0)	(31)
Equinor Argentina AS	Argentina	EXP	-	(1)	(10)	(31)	9	-	(22)
Equinor Dezassete AS	Angola	DPI	-	0	350	109	(55)	(75)	(57)
Equinor Quatro AS	Angola	DPI	-	0	-	(0)	0	(0)	0
Equinor Trinta e Quatro AS	Angola	DPI	-	0	-	(0)	(0)	(0)	(0)
Equinor Apsheron AS	Azerbaijan	DPI	10	1	312	62	(13)	(35)	749
Equinor Azerbaijan AS	Azerbaijan	MMP	-	0	-	0	1	(1)	0
Equinor BTC Caspian AS	Azerbaijan	DPI	-	0	10	8	4	(3)	35
Equinor BTC Finance AS	Azerbaijan	CFO	-	0	-	(5)	(0)	(0)	308
Equinor Shah Deniz AS	Azerbaijan	DPI	-	0	-	0	(0)	-	0
Equinor Energy International AS	Brazil	DPI	-	0	-	(5)	(1)	-	(376)
Equinor China AS	China	GSB	-	0	-	(1)	0	(0)	(22)

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings
Equinor Algeria AS	Algeria	DPI	27	0	-	(3)	(0)	-	(8)
Equinor Hassi Mouina AS	Algeria	DPI	-	0	-	(0)	0	(0)	(0)
Equinor In Salah AS	Algeria	DPI	-	0	165	43	11	0	315
Equinor In Amenas AS	Algeria	DPI	-	0	143	58	(28)	(23)	(11)
Equinor Færøyene AS	Faroe Islands	EXP	-	0	-	0	(0)	(0)	(40)
Statoil Greenland AS	Greenland	EXP	-	0	-	0	0	-	(3)
Equinor Indonesia Aru AS	Indonesia	EXP	-	0	-	0	0	(0)	(0)
Equinor Indonesia North Ganal AS	Indonesia	EXP	-	0	-	0	0	(0)	1
Equinor Indonesia North Makassar Strait AS	Indonesia	EXP	-	0	-	(0)	(0)	(0)	0
Equinor Indonesia West Papua IV AS	Indonesia	EXP	-	0	-	0	(0)	-	4
Equinor Gas Marketing Europe AS	Norway	MMP	-	(0)	-	(0)	(0)	-	0
Equinor Global Projects AS	Norway	GSB	-	0	-	(0)	0	(0)	0
Equinor Russia Holding AS	Russia	DPI	-	0	(166)	(125)	(0)	-	(125)
Statoil Iran AS	Iran	DPI	-	0	-	0	0	(0)	3
Statoil SP Gas AS	Iran	DPI	-	0	-	2	(0)	(0)	9
Statoil Zagros Oil and Gas AS	Iran	EXP	-	0	-	0	0	0	(8)
Equinor North Caspian AS	Kazakhstan	EXP	-	0	-	(0)	0	(0)	(0)
Statoil Cyrenaica AS	Libya	EXP	-	0	-	0	(0)	(0)	(4)
Statoil Kufra AS	Libya	EXP	-	0	-	0	0	(0)	2
Equinor Libya AS	Libya	DPI	3	(0)	-	(0)	(0)	(0)	0
Equinor Energy Libya AS	Libya	DPI	-	0	-	(4)	0	(0)	(74)
Equinor Murzuq Area 146 AS	Libya	DPI	-	0	-	0	(0)	(0)	(2)
Equinor Murzuq AS	Libya	DPI	-	0	13	3	(6)	(5)	106
Equinor Services Mexico AS	Mexico	EXP	5	0	-	(3)	(0)	-	(13)
Equinor Oil & Gas Mozambique AS	Mozambique	EXP	-	(0)	-	0	0	(0)	(0)
Equinor Nigeria AS	Nigeria	DPI	-	4	-	4	(15)	(6)	131
Hywind AS	Norway	NES	-	(0)	-	(5)	1	-	(6)
Mongstad Terminal DA	Norway	MMP	-	0	62	30	-	-	21
Octio AS	Norway	TPD	-	0	2	(2)	1	-	(13)
Statholding AS	Norway	CFO	-	3	-	14	5	(22)	123
Equinor ASA	Norway	CEO	18,190	570	33,244	929	(45)	(160)	23,498
Equinor Insurance AS	Norway	CFO	-	(5)	-	248	(71)	(55)	2,045
Equinor International Well Response Company AS	Norway	TPD	-	0	-	1	(0)	(1)	(20)
Equinor Asset Management ASA	Norway	CFO	15	-	12	5	(1)	(2)	11
Statoil Kazakstan AS	Norway	CFO	-	0	-	(2)	0	-	11
Equinor Metanol ANS	Norway	MMP	-	0	82	25	-	-	26
Equinor New Energy AS	Norway	NES	-	0	-	(0)	0	-	14
Equinor Energy AS	Norway	CFO	-	(294)	14,477	4,090	(1,739)	(2,520)	32,134
Equinor Refining Norway AS	Norway	MMP	-	(1)	61	(897)	187	-	(770)
Earth Science Analytics AS	Norway	TPD	-	0	5	(0)	1	(0)	(99)
Svanholmen 8 AS	Norway	CFO	-	0	-	4	(1)	(1)	(2)
Wind Power AS	Norway	NES	-	0	(18)	(75)	7	(0)	(79)
K/S Rafinor A/S	Norway	MMP	-	0	-	2	-	-	29
Tjeldbergodden Luftgassfabrikk DA	Norway	MMP	-	-	20	(1)	-	-	2
Rafinor AS	Norway	MMP	-	(0)	0	0	(0)	(0)	0
Gravitude AS	Norway	TPD	-	-	1	(0)	(0)	-	0
Equinor LNG Ship Holding AS	Norway	MMP	-	0	5	7	(1)	(1)	(3)
Equinor Energy Orinoco AS	Venezuela	DPI	-	0	-	(0)	0	-	(6)
Equinor Global New Ventures 2 AS	Russia	EXP	-	-	-	(73)	0	-	(80)
Statoil Kharyaga AS	Russia	DPI	-	0	104	48	(17)	(5)	51
Equinor Russia AS	Russia	DPI	63	0	22	(8)	0	-	(24)
Equinor Russia Services AS	Russia	DPI	-	0	-	(0)	0	(0)	(1)

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings
Equinor Tanzania AS	Tanzania	DPI	18	0	0	(1,012)	0	-	(1,021)
Equinor E&P Americas AS	USA	DPI	-	0	-	0	(0)	(0)	13
Equinor Norsk LNG AS	USA	MMP	-	0	-	(10)	(0)	-	1
Equinor Energy International Venezuela AS	Venezuela	DPI	11	0	0	1	(3)	(0)	(20)
Equinor India AS	India	DPI	-	0	-	0	(1)	(0)	37
Equinor Energy Venezuela AS	Venezuela	DPI	-	0	-	2	(0)	-	(601)
Total			18,355	281	49,858	3,710	(1,825)	(3,099)	56,215
Poland			-	-	-	-	-	-	-
Equinor Polska Sp.zo.o.	Poland	NES	2	-	(0)	2	(1)	-	(1)
MEP North Sp.zo.o.	Poland	NES	-	-	-	(0)	0	-	(0)
MEP East Sp.zo.o.	Poland	NES	-	-	-	(0)	0	-	0
MEP East 44 Sp.zo.o.	Poland	NES	-	-	-	(0)	0	(0)	(0)
Cristallum 13 Sp.zo.o.	Poland	NES	-	-	-	(0)	0	-	(0)
Total			2	-	(0)	2	(1)	(0)	(2)
Romania									
Danske Commodities A/S Aarhus Sucursala Bucuresti (branch of Danske Commodities A/S)	Romania	MMP	-	-	-	-	-	-	(0)
Total			-	-	-	-	-	-	(0)
Serbia									
Danske Commodities Serbia d.o.o. Beograd	Serbia	MMP	-	-	-	(0)	-	(0)	0
Total			-	-	-	-	-	-	(0)
Singapore									
Statoil Myanmar Private Limited	Myanmar	EXP	-	-	-	0	(0)	-	(21)
Equinor Asia Pacific Pte. Ltd.	Singapore	MMP	39	0	0	9	(2)	(0)	11
Total			39	0	0	9	(2)	(0)	(10)
South Korea									
Equinor South Korea Hoopong Ltd.	South Korea	NES	-	-	-	(0)	0	-	0
Equinor South Korea Co., Ltd	South Korea	NES	-	-	1	0	(0)	(0)	1
Total			-	-	1	(0)	(0)	(0)	1
Spain									
Equinor Nuevas Energias S.L.	Spain	NES	-	-	-	(0)	0	-	0
Total			-	-	-	(0)	0	-	0
Sweden									
Danske Commodities Sweden AB	Sweden	MMP	-	-	-	-	-	-	-
Statoil Sverige Kharyaga AB	Russia	DPI	-	-	-	0	0	-	0
Equinor OTS AB	Sweden	MMP	-	(0)	0	2	0	0	5
Total			-	(0)	0	2	0	0	6
Turkey									
Danske Commodities Turkey Enerji Ticaret A.S	Turkey	MMP	1	-	0	(0)	-	-	0
Total			1	-	0	(0)	-	-	0

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings
UK									
Danske Commodities UK Limited	UK	MMP	3	-	3	3	(1)	1	3
Danske Commodities UK	UK	MMP	-	-	-	-	-	-	(1)
Equinor UK Limited	UK	NES	375	(33)	330	(1,617)	845	2	2
Equinor Energy Trading Limited	UK	MMP	-	(2)	0	0	(0)	(0)	(94)
Equinor Production UK Limited	UK	DPI	223	0	2	(7)	1	(1)	(12)
Statoil UK Properties Limited	UK	DPI	-	-	-	-	-	-	(50)
Scira Extension Limited	UK	NES	-	(0)	-	(8)	-	-	(8)
Equinor New Energy Limited	UK	NES	-	0	160	205	3	(1)	623
Total			601	(35)	495	(1,425)	848	1	463
Ukraine									
Danske Commodities Ukraine LLC	Ukraine	MMP	-	-	-	(0)	-	-	0
Total			-	-	-	(0)	-	-	0
USA									
Equinor South Riding Point LLC	Bahamas	MMP	31	(3)	0	(71)	-	-	(787)
North America Properties LLC	USA	DPUSA	-	0	-	0	-	-	(5)
Onshore Holdings LLC	USA	DPUSA	-	0	0	(0)	-	-	(149)
Spinnaker FR Spar Co, LLC	USA	DPUSA	-	0	-	0	-	-	(4)
Equinor E&P Americas Investment LLC	USA	DPUSA	-	-	-	-	-	-	-
Equinor E&P Americas LP	USA	DPUSA	-	0	-	0	-	-	(53)
Equinor Energy Trading Inc.	USA	MMP	-	0	-	0	-	-	1
Equinor Exploration Company	USA	DPUSA	-	0	-	0	-	-	(50)
Equinor Gulf of Mexico Inc.	USA	DPUSA	-	0	-	0	-	-	(11)
Equinor Gulf of Mexico LLC	USA	DPUSA	-	1	1,281	(616)	(2)	-	(5,396)
Equinor Gulf of Mexico Response Company LLC	USA	DPUSA	-	(0)	-	(16)	-	-	(77)
Equinor Gulf Properties Inc.	USA	DPUSA	-	0	-	0	-	-	(224)
Equinor US Operations LLC	USA	DPUSA	609	(0)	13	(18)	-	(0)	(936)
Equinor Marketing & Trading (US) Inc.	USA	MMP	-	(2)	9,927	149	-	-	0
Equinor Natural Gas LLC	USA	MMP	-	0	1,319	34	(0)	0	(1)
Equinor Energy LP	USA	DPUSA	-	0	485	(2,332)	-	-	(6,565)
Equinor Energy Services Inc.	USA	DPUSA	-	0	-	0	-	-	(0)
Equinor Pipelines LLC	USA	MMP	-	0	284	(46)	-	-	196
Equinor Projects Inc.	USA	DPUSA	-	0	-	0	-	-	4
Equinor Shipping Inc.	USA	MMP	-	0	235	17	(0)	-	216
Equinor Texas Onshore Properties LLC	USA	DPUSA	-	0	3	(45)	-	-	(3,748)
Equinor US Holdings Inc.	USA	CFO	142	(263)	2	(263)	(4)	(1)	(1,600)
Equinor USA E&P Inc.	USA	DPUSA	-	(4)	36	(8)	-	-	(1,403)
Equinor USA Onshore Properties Inc.	USA	DPUSA	-	(1)	594	(309)	(28)	-	(3,096)
Equinor USA Properties Inc.	USA	DPUSA	-	0	-	0	-	0	(226)
Equinor Louisiana Properties LLC	USA	DPUSA	-	(2)	-	(157)	-	-	(169)
Danske Commodities US LLC	USA	MMP	-	-	2	(1)	-	-	(3)
Equinor US Capital LLC	USA	CFO	-	(0)	-	(0)	0	(0)	(0)
Equinor Wind Services LLC	USA	NES	-	-	-	-	-	-	-
Equinor Global Projects LLC	USA	GSB	-	(0)	-	(0)	-	-	(0)
Equinor Wind US LLC	USA	NES	-	(0)	-	(118)	-	-	(216)
Total			782	(272)	14,181	(3,798)	(33)	(1)	(24,302)
Sum before eliminations			21,245	(0)	69,320	(1,546)	(1,388)	(3,239)	25,888
Consolidation eliminations[4]				0	(23,502)	(2,713)	151	1	(31)
Equinor group			21,245	-	45,818	(4,259)	(1,237)	(3,237)	25,857 [5]

Additional information

Contextual information at Equinor group level based on country of operation (in USD million)	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings
Algeria	27	1	309	93	(17)	(23)	273
Angola	13	1	1,310	385	(111)	(258)	(12)
Argentina	1	(1)	(10)	(50)	8	(2)	(104)
Australia	-	(0)	0	(61)	0	0	(257)
Azerbaijan	10	1	322	53	(9)	(40)	1,024
Bahamas	31	(3)	0	(71)	(19)	-	(787)
Belgium	58	0	0	10	76	(31)	(211)
Brazil	617	(0)	650	(943)	(380)	(8)	(4,390)
Canada	95	(1)	323	646	19	1	(2,434)
China	8	0	0	(0)	(0)	(0)	(21)
Colombia	-	0	-	1	0	0	(121)
Denmark	637	(1)	2,487	(281)	27	(6)	836
Faroe Islands	-	0	-	0	(0)	(0)	(40)
Germany	14	(0)	60	22	(4)	(4)	64
Greenland	-	0	-	0	0	-	(3)
India	-	0	-	0	(1)	(0)	37
Indonesia	1	0	-	(1)	(0)	(0)	(20)
Iran	-	0	-	2	0	(0)	5
Iraq	-	0	-	(0)	3	3	(200)
Ireland	-	(0)	118	(183)	(42)	(0)	177
Libya	3	0	13	(1)	(6)	(5)	28
Macedonia	1	-	-	0	0	0	0
Mexico	5	(0)	0	(54)	(0)	0	(142)
Myanmar	-	-	-	0	(0)	-	(21)
Netherlands	17	27	926	788	(8)	(8)	796
New Zealand	-	0	-	(0)	0	0	(76)
Nicaragua	-	(0)	-	(8)	0	0	(58)
Nigeria	12	5	229	98	(87)	(71)	264
Norway	18,205	273	47,953	4,373	(1,656)	(2,761)	56,923
Poland	2	-	(0)	2	(0)	(0)	(2)
Russia	63	0	(48)	(166)	(16)	(5)	(210)
Singapore	39	0	0	9	(2)	(0)	11
South Africa	-	0	-	(21)	0	0	(93)
South Korea	-	-	1	(0)	(0)	(0)	1
Suriname	-	(0)	0	(4)	0	0	(55)
Sweden	-	(0)	0	2	0	0	5
Tanzania	18	0	0	(1,012)	0	-	(1,021)
Turkey	2	0	0	(9)	0	0	(165)
UK	601	(35)	495	(1,425)	848	1	463
United Arab Emirates	3	(0)	0	(2)	0	0	(28)
Uruguay	-	0	-	(0)	0	0	(74)
USA	751	(269)	14,181	(3,736)	(15)	(2)	(23,500)
Venezuela	11	0	0	(1)	1	4	(975)
Sum before eliminations	21,245	(0)	69,320	(1,546)	(1,388)	(3,239)	25,888
Consolidation eliminations		0	(23,502)	(2,713)	151	1	(31)
Equinor group	21,245	-	45,818	(4,259)	(1,237)	(3,237)	25,857 [5]

1) Number of employees is reported based on the company's country of operation.
2) Income tax expense as defined in note 2 and 9 of the Consolidated financial statements.
3) Income tax paid includes taxes paid in-kind of USD 117 million and a currency adjustment of USD 15 million.
4) All intercompany balances and transactions arising from Equinor's internal transactions, have been eliminated in full. The relevant amounts are included in the consolidation eliminations line. Revenues column: eliminations of intercompany revenues and netting of some intercompany costs. Income before tax column: eliminations of intercompany dividend distribution and share impairment as well as foreign exchange gain on intergroup loan. Income tax expense column: tax effects of certain elimination entries. Retained earnings column: eliminations are mainly related to foreign currency translation effects in the consolidation process. Translation of results and financial position to presentation currency of USD is significantly affected by the investment in subsidiaries which has NOK as functional currency. In turn, those subsidiaries include the results and financial position of their investments in foreign subsidiaries, which have USD as functional currency.
5) Retained earnings at Equinor group level includes currency translation adjustments and OCI from equity accounted investments as presented in Consolidated statement of changes in equity in the Consolidated financial statements.

To the Board of Directors of Equinor ASA

Independent accountant's limited assurance report on the Payments to governments report

Scope
We have been engaged by Equinor ASA to perform a 'limited assurance engagement,' as defined by International Standards on Assurance Engagements, here after referred to as the engagement, to report on Equinor ASA's Payments to governments report (the "Report") for the year ended 31 December 2020.

Criteria applied by Equinor ASA
In preparing the Report, Equinor ASA is to be compliant with the Norwegian Accounting Act §3-3d and the Norwegian Security Trading Act §5-5a and the reporting principles as set out in the Report (the "Criteria").

Equinor ASA's responsibilities
The Board of Directors and management at Equinor ASA are responsible for preparing and presenting the Report in accordance with that Criteria, in all material respects. This responsibility includes establishing and maintaining internal controls, maintaining adequate records that are relevant to the preparation of the Report, such that it is free from material misstatements, whether due to fraud or error.

The Board of Directors and management are responsible for preventing and detecting fraud and for identifying and ensuring that Equinor ASA complies with laws and regulations applicable to its activities. The Board of Directors and management are also responsible for ensuring that staff involved with the preparation of the Report are properly trained, systems are properly updated and that any changes in reporting encompass all significant business units.

EY's responsibilities
Our responsibility is to express a conclusion on the presentation of the Report based on the evidence we have obtained.

We conducted our engagement in accordance with the International Standard for Assurance Engagements Other Than Audits or Reviews of Historical Financial Information ('ISAE 3000'). Those standards require that we plan and perform our engagement to obtain limited assurance about whether, in all material respects, the Report is prepared and presented, in accordance with the Criteria, and to issue a report. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risk of material misstatement, whether due to fraud or error.

We believe that the evidence obtained is sufficient and appropriate to provide a basis for our limited assurance conclusion.

Our Independence and Quality Control
We have maintained our independence and confirm that we have met the requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, and have the required competencies and experience to conduct this assurance engagement.

EY also applies International Standard on Quality Control 1, Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Description of procedures performed
Procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for a reasonable assurance engagement. Consequently the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Our procedures were designed to obtain a limited level of assurance on which to base our conclusion and do not provide all the evidence that would be required to provide a reasonable level of assurance. Although we considered the effectiveness of management's internal controls when determining the nature and extent of our procedures, our assurance engagement was not designed to provide assurance on internal controls. Our procedures did not include testing controls or performing procedures relating to checking aggregation or calculation of data within IT systems.

A limited assurance engagement consists of making enquiries, primarily of persons responsible for preparing the Report and related information, and applying analytical and other appropriate procedures.

Our procedures included, among others:

- enquiries of management and relevant personnel to understand and evaluate the appropriateness of methods and procedures used to prepare the Report;
- based on our understanding, the use of analytical procedures to identify and discuss any unusual movements in the information presented in the Report as compared to the prior year;
- on a sample basis, verification of the accuracy and nature of payments disclosed in the Report;
- reconciliation of the information presented in the Report to underlying accounting records and documentation; and
- assessment of the appropriateness of the Report in respect of compliance with the disclosure requirements.

Conclusion
Based on our procedures performed and the evidence obtained, we are not aware of any material modifications that should be made to the Report for the year ended 31 December 2020, in order for it to be, in all material respects, in accordance with the Norwegian Accounting Act §3-3d, the Norwegian Security Trading Act §5-5a and the reporting principles as set out in the Report.

Stavanger, 14 March 2021
Ernst & Young AS

Erik Mamelund
State Authorised Public Accountant (Norway)

(This translation from Norwegian has been made for information purposes only.)

5.5 Statements on this report

Statement on compliance

Today, the board of directors, the chief executive officer and the chief financial officer reviewed and approved the 2020 Annual report and Form 20-F, which includes the board of directors' report and the Equinor ASA Consolidated and parent company annual financial statements as of 31 December 2020.

To the best of our knowledge, we confirm that:

- the Equinor Consolidated annual financial statements for 2020 have been prepared in accordance with IFRS and IFRIC as adopted by the European Union (EU), IFRS as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the parent company financial statements for Equinor ASA for 2020 have been prepared in accordance with simplified IFRS pursuant to the Norwegian Accounting Act §3-9 and regulations regarding simplified application of IFRS issued by the Norwegian Ministry of Finance, and that
- the board of directors' report for the group and the parent company is in accordance with the requirements in the Norwegian Accounting Act and Norwegian Accounting Standard no 16 and that
- the information presented in the financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that
- the board of directors' report gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the company and the group

14 March 2021

THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ JEROEN VAN DER VEER
DEPUTY CHAIR

/s/ BJØRN TORE GODAL

/s/ REBEKKA GLASSER HERLOFSEN

/s/ ANNE DRINKWATER

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN

/s/ STIG LÆGREID

/s/ PER MARTIN LABRÅTEN

/s/ HILDE MØLLERSTAD

/s/ SVEIN SKEIE
CHIEF FINANCIAL OFFICER

/s/ ANDERS OPEDAL
PRESIDENT AND CEO

Board statement on Report on payments to governments

Today, the board of directors and the chief executive officer have reviewed and approved the board of director's report prepared in accordance with the Norwegian Securities Trading Act section 5-5a regarding Report on payments to governments as of 31 December 2020.

To the best of our knowledge, we confirm that:
- The information presented in the report has been prepared in accordance with the requirements of the Norwegian Securities Trading Act section 5-5a and associated regulations

14 March 2021

THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ JEROEN VAN DER VEER
DEPUTY CHAIR

/s/ BJØRN TORE GODAL

/s/ REBEKKA GLASSER HERLOFSEN

/s/ ANNE DRINKWATER

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN

/s/ STIG LÆGREID

/s/ PER MARTIN LABRÅTEN

/s/ HILDE MØLLERSTAD

/s/ ANDERS OPEDAL
PRESIDENT AND CEO

Recommendation of the corporate assembly

Resolution:
At its meeting of 18 March 2021, the corporate assembly discussed the 2020 annual accounts of Equinor ASA and the Equinor group, and the board of directors' proposal for the allocation of net income.

The corporate assembly recommends that the annual accounts and the allocation of net income proposed by the board of directors are approved.

18 March 2021

/s/ TONE LUNDE BAKKER
Chair of the corporate assembly

Corporate assembly

Tone Lunde Bakker	Nils Bastiansen	Greger Mannsverk	Finn Kinserdal	Terje Venold
Jarle Roth	Kjersti Kleven	Kari Skeidsvoll Moe	Kjerstin Fyllingen	Kjerstin R. Braathen
Mari Rege	Brynjar Forbergskog	Sun Lehmann	Oddvar Karlsen	Lars Olav Grøvik
Berit Søgnen Sandven	Terje Enes	Frode Mikkelsen		
Anne Kristi Horneland	Per Helge Ødegård	Peter B. Sabel		

5.6 Terms and abbreviations

Organisational abbreviations
- ADS – American Depositary Share
- ADR – American Depositary Receipt
- ACG - Azeri-Chirag-Gunashli
- AFP - Agreement-based early retirement plan
- AGM - Annual general meeting
- ARO - Asset retirement obligation
- BTC - Baku-Tbilisi-Ceyhan pipeline
- CCS - Carbon capture and storage
- CLOV - Cravo, Lirio, Orquidea and Violeta
- CO_2 - Carbon dioxide
- CO_2eq - Carbon dioxide equivalent
- DKK - Danish Krone
- DPB – Development & Production Brazil
- DPI - Development & Production International
- DPN - Development & Production Norway
- DPUSA - Development & Production USA
- D&W - Drilling and Well
- EEA - European Economic Area
- EFTA - European Free Trade Association
- EMTN - Euro medium-term note
- EU - European Union
- EU ETS - EU Emissions Trading System
- EUR - Euro
- EXP - Exploration
- FPSO - Floating production, storage and offload vessel
- GAAP - Generally Accepted Accounting Principals
- GBP - British Pound
- GDP - Gross domestic product
- GHG - Greenhouse gas
- GSB - Global Strategy & Business Development
- HSE - Health, safety and environment
- IASB - International Accounting Standards Board
- ICE - Intercontinental Exchange
- IFRS - International Financial Reporting Standards
- IOGP - The International Association of Oil & Gas Producers
- IOR - Improved oil recovery
- LCOE - Levelised Cost of Energy
- LNG - Liquefied natural gas
- LPG - Liquefied petroleum gas
- MMP - Marketing, Midstream & Processing
- MPE - Norwegian Ministry of Petroleum and Energy
- NCS - Norwegian continental shelf
- NES – New Energy Solutions
- NIOC - National Iranian Oil Company
- NOK - Norwegian kroner
- NOx - Nitrogen oxide
- NYSE – New York stock exchange
- OECD - Organisation of Economic Co-Operation and Development
- OML - Oil mining lease
- OPEC - Organization of the Petroleum Exporting Countries
- OPEX – Operating expense
- OSE – Oslo stock exchange
- OTC - Over-the-counter
- OTS - Oil trading and supply department
- PDO - Plan for development and operation
- PIO - Plan for installation and operation
- PSA - Production sharing agreement
- PSC – Production sharing contract
- PSVM - Plutão, Saturno, Vênus and Marte
- R&D - Research and development
- ROACE - Return on average capital employed

- RRR - Reserve replacement ratio
- SDFI - Norwegian State's Direct Financial Interest
- SEC - Securities and Exchange Commission
- SEK - Swedish Krona
- SG&A - Selling, general & administrative
- SIF - Serious Incident Frequency
- TPD - Technology, projects and drilling
- TRIF - Total recordable injuries per million hours worked
- TSP - Technical service provider
- UKCS - UK continental shelf
- US - United States of America
- USD - United States dollar
- YPF - Yacimientos Petrolíferos Fiscales S.A

Metric abbreviations etc.
- bbl - barrel
- mbbl - thousand barrels
- mmbbl - million barrels
- boe - barrels of oil equivalent
- mboe - thousand barrels of oil equivalent
- mmboe - million barrels of oil equivalent
- mmcf - million cubic feet
- mmBtu - million british thermal units
- mcm - thousand cubic metres
- mmcm - million cubic metres
- bcm - billion cubic metres
- km - kilometre
- one billion - one thousand million
- MW - Mega watt
- GW – Giga watt
- TW – Terra watt

Equivalent measurements are based upon
- 1 barrel equals 0.134 tonnes of oil (33 degrees API)
- 1 barrel equals 42 US gallons
- 1 barrel equals 0.159 standard cubic metres
- 1 barrel of oil equivalent equals 1 barrel of crude oil
- 1 barrel of oil equivalent equals 159 standard cubic metres of natural gas
- 1 barrel of oil equivalent equals 5,612 cubic feet of natural gas
- 1 barrel of oil equivalent equals 0.0837 tonnes of NGLs
- 1 billion standard cubic metres of natural gas equals 1 million standard cubic metres of oil equivalent
- 1 cubic metre equals 35.3 cubic feet
- 1 kilometre equals 0.62 miles
- 1 square kilometre equals 0.39 square miles
- 1 square kilometre equals 247.105 acres
- 1 cubic metre of natural gas equals 1 standard cubic metre of natural gas
- 1,000 standard cubic meter gas equals 1 standard cubic meter oil equivalent
- 1,000 standard cubic metres of natural gas equals 6.29 boe
- 1 standard cubic foot equals 0.0283 standard cubic metres
- 1 standard cubic foot equals 1000 British thermal units (btu)
- 1 tonne of NGLs equals 1.9 standard cubic metres of oil equivalent
- 1 degree Celsius equals minus 32 plus five-ninths of the number of degrees Fahrenheit

Miscellaneous terms
- Appraisal well: A well drilled to establish the extent and the size of a discovery
- Biofuel: A solid, liquid or gaseous fuel derived from relatively recently dead biological material and is distinguished from fossil fuels, which are derived from long dead biological material

- BOE (barrels of oil equivalent): A measure to quantify crude oil, natural gas liquids and natural gas amounts using the same basis. Natural gas volumes are converted to barrels on the basis of energy content
- Condensates: The heavier natural gas components, such as pentane, hexane, iceptane and so forth, which are liquid under atmospheric pressure – also called natural gasoline or naphtha
- Crude oil, or oil: Includes condensate and natural gas liquids
- Development: The drilling, construction, and related activities following discovery that are necessary to begin production of crude oil and natural gas fields
- Downstream: The selling and distribution of products derived from upstream activities
- Equity and entitlement volumes of oil and gas: Equity volumes represent volumes produced under a production sharing agreement (PSA) that correspond to Equinor's percentage ownership in a particular field. Entitlement volumes, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalties and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil. The overview of equity production provides additional information for readers, as certain costs described in the profit and loss analysis were directly associated with equity volumes produced during the reported years
- Heavy oil: Crude oil with high viscosity (typically above 10 cp), and high specific gravity. The API classifies heavy oil as crudes with a gravity below 22.3° API. In addition to high viscosity and high specific gravity, heavy oils typically have low hydrogen-to-carbon ratios, high asphaltene, sulphur, nitrogen, and heavy-metal content, as well as higher acid numbers
- High grade: Relates to selectively harvesting goods, to cut the best and leave the rest. In reference to exploration and production this entails strict prioritisation and sequencing of drilling targets
- Hydro: A reference to the oil and energy activities of Norsk Hydro ASA, which merged with Equinor ASA
- IOR (improved oil recovery): Actual measures resulting in an increased oil recovery factor from a reservoir as compared with the expected value at a certain reference point in time. IOR comprises both of conventional and emerging technologies
- Liquids: Refers to oil, condensates and NGL
- LNG (liquefied natural gas): Lean gas - primarily methane - converted to liquid form through refrigeration to minus 163 degrees Celsius under atmospheric pressures
- LPG (liquefied petroleum gas): Consists primarily of propane and butane, which turn liquid under a pressure of six to seven atmospheres. LPG is shipped in special vessels
- Midstream: Processing, storage, and transport of crude oil, natural gas, natural gas liquids and sulphur
- Naphtha: inflammable oil obtained by the dry distillation of petroleum
- Natural gas: Petroleum that consists principally of light hydrocarbons. It can be divided into 1) lean gas, primarily methane but often containing some ethane and smaller quantities of heavier hydrocarbons (also called sales gas) and 2) wet gas, primarily ethane, propane and butane as well as smaller amounts of heavier hydrocarbons; partially liquid under atmospheric pressure

- NGL (natural gas liquids): Light hydrocarbons mainly consisting of ethane, propane and butane which are liquid under pressure at normal temperature
- Oil sands: A naturally occurring mixture of bitumen, water, sand, and clay. A heavy viscous form of crude oil
- Oil and gas value chains: Describes the value that is being added at each step from 1) exploring; 2) developing; 3) producing; 4) transportation and refining; and 5) marketing and distribution
- Oslo Børs: Oslo stock exchange (OSE)
- Peer group: Equinor´s peer group consists of Equinor, Shell, ExxonMobil, OMV, ConocoPhillips, bp, Marathon Oil, Chevron, Total, Repsol, Eni and Occidental.
- Petroleum: A collective term for hydrocarbons, whether solid, liquid or gaseous. Hydrocarbons are compounds formed from the elements hydrogen (H) and carbon (C). The proportion of different compounds, from methane and ethane up to the heaviest components, in a petroleum find varies from discovery to discovery. If a reservoir primarily contains light hydrocarbons, it is described as a gas field. If heavier hydrocarbons predominate, it is described as an oil field. An oil field may feature free gas above the oil and contain a quantity of light hydrocarbons, also called associated gas
- Proved reserves: Reserves claimed to have a reasonable certainty (normally at least 90% confidence) of being recoverable under existing economic and political conditions and using existing technology. They are the only type the US Securities and Exchange Commission allows oil companies to report
- Refining reference margin: Is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc
- Rig year: A measure of the number of equivalent rigs operating during a given period. It is calculated as the number of days rigs are operating divided by the number of days in the period
- Storting: the Norwegian Parliament
- Upstream: Includes the searching for potential underground or underwater oil and gas fields, drilling of exploratory wells, subsequent operating wells which bring the liquids and or natural gas to the surface
- VOC (volatile organic compounds): Organic chemical compounds that have high enough vapour pressures under normal conditions to significantly vaporise and enter the earth's atmosphere (e.g. gasses formed under loading and offloading of crude oil)

5.7 Forward-looking statements

This Annual Report on Form 20-F contains certain forward-looking statements that involve risks and uncertainties, in particular in the sections "Business overview" and "Strategy and market overview". In some cases, we use words such as "aim", "ambition", "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "likely", "objective", "outlook", "may", "plan", "schedule", "seek", "should", "strategy", "target", "will", "goal" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including with respect to the Covid-19 pandemic and its impacts, consequences and risks; Equinor's response to the Covid-19 pandemic, including measures to protect people, operations and value creation, operating costs and assumptions; the commitment to develop as a broad energy company; the ambition to be a net-zero energy company by 2050; our net carbon intensity, carbon efficiency, methane emissions and flaring reductions, renewable energy capacity, carbon-neutral global operations, internal carbon price on investment decisions, future levels of, and expected value creation from, oil and gas production, scale and composition of the oil and gas portfolio, development of CCUS and hydrogen businesses, use of offset mechanisms and natural sinks and support of TCFD recommendations; future financial performance, including cash flow and liquidity; production cuts, including their impact on the level and timing of Equinor's production; plans to develop fields; the climate action plan announced by the Norwegian government; market outlook and future economic projections and assumptions, including commodity price assumptions; organic capital expenditures through 2022; our intention to optimise and mature our portfolio; future worldwide economic trends and market conditions; business strategy and competitive position; sales, trading and market strategies; research and development initiatives and strategy; expectations related to production levels, unit production cost, investment, exploration activities, discoveries and development in connection with our transactions and projects in Angola, Argentina, Azerbaijan, Brazil, the Gulf of Mexico, the NCS, the North Sea, Russia, the United Kingdom and the United States; future credit ratings; employee training and KPIs; plans to redesign the CHP; completion and results of acquisitions, disposals and other contractual arrangements and delivery commitments; recovery factors and levels; future margins; future levels or development of capacity, reserves or resources; planned turnarounds and other maintenance activity; plans for renewables production capacity and the balance between oil and renewables production; oil and gas volume growth, including for volumes lifted and sold to equal entitlement production; estimates related to production and development, forecasts, reporting levels and dates; operational expectations, estimates, schedules and costs; expectations relating to licences and leases; oil, gas, alternative fuel and energy prices, volatility, supply and demand; environmental cleanup timing; processes related to human rights laws; corporate structure and organizational policies; technological innovation, implementation, position and expectations; expectations regarding board composition, remuneration and application of the company performance modifier future levels of diversity; our goal of safe and efficient operations; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management of liquidity reserves; estimated or future liabilities, obligations or expenses; the impacts of Brexit; expected impact of currency and interest rate fluctuations and LIBOR discontinuation; projected outcome, impact or timing of HSE regulations; HSE goals and objectives of management for future operations; expectations related to regulatory trends; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); projected impact of legal claims against us; plans for capital distribution, share buy-backs and amounts and timing of dividends are forward-looking statements.

You should not place undue reliance on these forward-looking statements.

Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk review", and in "Operational review", and elsewhere in this Annual Report on Form 20-F.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members and the uncertainty regarding demand created by the Covid-19 pandemic; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of quarantine rules and social distancing requirements trigerred by the Covid-19 pandemic; health, safety and environmental risks; impact of the Covid-19 pandemic; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; exercise of ownership by the Norwegian state; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this Annual Report, either to make them conform to actual results or changes in our expectations.

5.8 Signature page

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

EQUINOR ASA
(Registrant)

By: /s/ SVEIN SKEIE
Name: Svein Skeie
Title: Executive Vice President and Chief Financial Officer

Dated: 19 March 2021

5.9 Exhibits

The following exhibits are filed as part of this annual report:

Exhibit no	Description
Exhibit 1	Articles of Association of Equinor ASA, as amended, effective from 14 May 2020 (English translation).
Exhibit 2.1	Description of Securities registered under Section 12 of the Exchange Act.
Exhibit 2.2	Form of Indenture among Equinor ASA (formerly known as Statoil ASA and StatoilHydro ASA), Equinor Energy AS (formerly known as Statoil Petroleum AS and StatoilHydro Petroleum AS) and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 of Equinor ASA's (formerly known as Statoil ASA) and Equinor Energy AS's (formerly known as Statoil Petroleum AS) Post - Effective Amendment No.1 to their Registration Statement on Form F-3 (File No. 333-143339) filed with the Commission on 2 April 2009).
Exhibit 2.3	Supplemental Indenture No. 3 (incorporated by reference to Exhibit 4.1 of Equinor ASA´s Report on Form 6-K (File No. 001-15200) filed with the Commission on 10 September 2018).
Exhibit 2.4	Form of Supplemental Indenture No. 4 (incorporated by reference to Exhibit 4.1 of Equinor ASA´s Report on Form 6-K (File No. 001-15200) filed with the Commission on 13 November 2019).
Exhibit 2.5	Amended and Restated Agency Agreement, dated as of 13 May 2020, by and among Equinor ASA, as Issuer, Equinor Energy AS, as Guarantor, the Bank of New York Mellon, as Agent and the Bank of New York Mellon SA/NV, Luxembourg Branch, as Paying Agent in respect of a €20,000,000 Euro Medium Term Note Programme.
Exhibit 2.6	Deed of Covenant, dated as of 13 May 2020, of Equinor ASA in respect of a €20,000,000 Euro Medium Term Notes Programme.
Exhibit 2.7	Deed of Guarantee, dated as of 13 May 2020, of Equinor Energy AS in respect of a €20,000,000 Euro Medium Term Notes Programme.
Exhibit 4(a)(i)	Technical Services Agreement between Gassco AS and Equinor Energy AS (formerly known as Statoil Petroleum AS), dated November 24, 2010 (incorporated by reference to Exhibit 4(a)(i) of Equinor's (formerly known as Statoil) 2016 Form 20-F (File no. 001-15200) filed with the Commission on March 17, 2017).
Exhibit 4(a)(ii)	Amendment no. 1, 2, 3, 4, 5 and 6, dated 17 October 2010, 19 February 2013, 15 December 2012, 17 September 2014, 15 December 2017 and 22 December 2017, respectively, to Technical Services Agreement between Gassco AS and Equinor Energy AS (formerly known as Statoil Petroleum AS), dated November 24, 2010 (incorporated by reference to Exhibit 4(a)(ii) of Equinor's (formerly known as Statoil) 2017 Form 20-F (File no. 001-15200) filed with the Commission on March 23, 2018).
Exhibit 4(c)	Employment agreement with Anders Opedal as of 9 August 2020.
Exhibit 8	Subsidiaries (see Significant subsidiaries included in section 2.8 Corporate in this annual report).
Exhibit 11	Code of Conduct.
Exhibit 12.1	Rule 13a-14(a) Certification of Chief Executive Officer.
Exhibit 12.2	Rule 13a-14(a) Certification of Chief Financial Officer.
Exhibit 13.1	Rule 13a-14(b) Certification of Chief Executive Officer.[1]
Exhibit 13.2	Rule 13a-14(b) Certification of Chief Financial Officer.[1]
Exhibit 15(a)(i)	Consent of EY AS.
Exhibit 15(a)(ii)	Consent of KPMG AS.
Exhibit 15(a)(iii)	Consent of DeGolyer and MacNaughton.
Exhibit 15(a)(iv)	Report of DeGolyer and MacNaughton.
Exhibit 17	List of Guarantor Subsidiaries
Exhibit 101	Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language)). Submitted electronically with the Annual report on Form 20-F.

1)   Furnished only.

The total amount of long term debt securities of Equinor ASA and its subsidiaries authorised under instruments other than those listed above does not exceed 10% of the total assets of Equinor ASA and its subsidiaries on a consolidated basis. The company agrees to furnish copies of any such instruments to the Commission upon request.

5.10 Cross reference to Form 20-F

		Sections
Item 1.	Identity of Directors, Senior Management and Advisers	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
Item 3.	Key Information	
	A. Selected Financial Data	2.2 (Business overview—Key figures); 5.1 (Shareholder information—Dividend policy and dividends)
	B. Capitalisation and Indebtedness	N/A
	C. Reasons for the Offer and Use of Proceeds	N/A
	D. Risk Factors	2.12 (Risk review—Risk factors)
Item 4.	Information on the Company	
	A. History and Development of the Company	2020 Highlights; About the Report; 2.1 (Strategy and market overview); 2.2 (Business overview); 2.3 (Exploration & Production Norway (E&P Norway)); 2.4 (Exploration & Production International (E&P International)); 2.5 (Exploration & Production USA (E&P USA)); 2.6 (Marketing, Midstream & Processing (MMP)); 2.7 (Other group); 2.11 (Liquidity and Capital Resources—Investments); 3.1 (Implementation and Reporting); note 4 (Acquisitions and disposals) to 4.1 (Consolidated financial statements of the Equinor Group)
	B. Business Overview	Selected Country Information; 2.1 (Strategy and market overview); 2.2 (Business overview); 2.3 (Exploration & Production Norway (E&P Norway)); 2.4 (Exploration & Production International (E&P International)); 2.5 (Exploration & Production USA (E&P USA)); 2.6 (Marketing, Midstream & Processing (MMP)); 2.7 (Other group); 2.8 (Corporate)
	C. Organisational Structure	2.2 (Business overview—Corporate structure—Segment reporting); 2.8 (Corporate—Subsidiaries and properties)
	D. Property, Plants and Equipment	2.3 (Exploration & Production Norway (E&P Norway)); 2.4 (Exploration & Production International (E&P International)); 2.5 (Exploration & Production USA (E&P USA)); 2.6 (Marketing, Midstream & Processing (MMP)); 2.7 (Other group); 2.8 (Corporate—Subsidiaries and properties); 2.11 (Liquidity and capital resources—Investments); notes 10 (Property, plant and equipment) and 22 (Leases) to 4.1 (Consolidated financial statements of the Equinor Group)
	Oil and Gas Disclosures	2.9 (Operational performance)
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects	The discussion does not address certain items in respect of 2018 in reliance on amendments to disclosure requirements adopted by the SEC in 2019. A discussion of such items in respect of 2018 may be found in the Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 15, 2020
	A. Operating Results	2.8 (Corporate—Applicable laws and regulations); 2.10 (Financial review); 2.12 (Risk review—Liquidity, market and financial risks—Foreign exchange, —Financial risk)
	B. Liquidity and Capital Resources	2.11 (Liquidity and capital resources); 2.12 (Risk review—Market, financial and liquidity risks); notes 2 (Significant accounting policies—Derivative financial instruments), 5 (Financial risk and capital management), 15 (Trades and other receivables), 16 (Cash and cash equivalents), 18 (Finance debt) and 23 (Other commitments, contingent liabilities and contingent assets) to 4.1 (Consolidated financial statements of the Equinor Group)
	C. Research and development, Patents and Licences, etc.	2.2 (Business overview—Research and development); note 7 (Other expenses) to 4.1 (Consolidated financial statements of the Equinor Group)
	D. Trend Information	passim

	E. Off-Balance Sheet Arrangements	2.11 (Liquidity and capital resources–Principal Contractual obligations, –Off balance sheet arrangements); notes 22 (Leases) and 23 (Other commitments, contingent liabilities and contingent assets) to 4.1 (Consolidated financial statements of the Equinor Group)
	F. Tabular Disclosure of Contractual Obligations	2.11 (Liquidity and capital resources–Principal contractual obligations)
	G. Safe Harbor	5.7 (Forward-Looking Statements)
	Financial Information for Subsidiary Guarantors	2.11 (Liquidity and Capital Resources–Summarized financial information related to guaranteed debt securities)
Item 6.	Directors, Senior Management and Employees	
	A. Directors and Senior Management	3.8 (Corporate assembly, board of directors and management)
	B. Compensation	3.11 (Remuneration to the board of directors and corporate assembly); 3.12 (Remuneration to the corporate executive committee); notes 6 (Remuneration) and 19 (Pensions) to 4.1 (Consolidated financial statements of the Equinor Group)
	C. Board Practices	3.8 (Corporate assembly, board of directors and management); 3.9 (The work of the board of directors–Audit committee, –Compensation and executive development committee)
	D. Employees	2.14 (Our people)
	E. Share Ownership	3.12 (Remuneration to the corporate executive committee); note 6 (Remuneration) to 4.1 (consolidated financial statements of the Equinor Group); 5.1 (Shareholder information–Shares purchased by the issuer–Equinor's share savings plan)
Item 7.	Major Shareholders and Related Party Transactions	
	A. Major Shareholders	5.1 (Shareholder information–Major shareholders)
	B. Related Party Transactions	2.8 (Corporate–Related party transactions); note 24 (Related parties) to 4.1 (Consolidated financial statements of the Equinor Group)
	C. Interests of Experts and Counsel	N/A
Item 8.	Financial Information	
	A. Consolidated Statements and Other Financial Information	4.1 (Consolidated financial statements of the Equinor Group); 5.1 (Shareholder information); 5.3 (Legal proceedings)
	B. Significant Changes	Note 26 (Subsequent events) to 4.1 (Consolidated financial statements of the Equinor Group)
	Financial Information for Subsidiary Guarantors	2.11 (Liquidity and Capital Resources–Summarized financial information related to guaranteed debt securities)
Item 9.	The Offer and Listing	
	A. Offer and Listing Details	5.1 (Shareholder information)
	B. Plan of Distribution	N/A
	C. Markets	5.1 (Shareholder Information)
	D. Selling Shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the Issue	N/A
Item 10.	Additional Information	
	A. Share Capital	N/A
	B. Memorandum and Articles of Association	2.12 (Risk review–Risks related to state ownership); 3.1 (Implementation and Reporting–Articles of association); 3.6 (General meeting of shareholders); 5.1 (Shareholder information); note 17 (Shareholders' Equity and dividends) to 4.1 (Consolidated financial statements of the Equinor Group)
	C. Material Contracts	2.6 (Marketing, Midstream & Processing (MMP)–Pipelines); note 24 (Related parties) to 4.1 (Consolidated financial statements of the Equinor Group)
	D. Exchange Controls	5.1 (Shareholder information–Exchange controls and limitations)
	E. Taxation	5.1 (Shareholder information–Taxation)

	F. Dividends and Paying Agents	N/A
	G. Statements by Experts	N/A
	H. Documents On Display	About the Report
	I. Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	2.12 (Risk review); notes 5 (Financial risk and capital management) and 25 (Financial instruments: fair value measurement and sensitivity analysis of market risk) to 4.1 (Consolidated financial statements of the Equinor Group)
Item 12.	Description of Securities Other than Equity Securities	
	A. Debt Securities	N/A
	B. Warrants and Rights	N/A
	C. Other Securities	N/A
	D. American Depositary Shares	Exhibit 2.1 (Description of securities registered under Section 12 of the Exchange Act); 5.1 (Shareholder information—Equinor ADR programme fees)
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	3.10 (Risk management and internal controls)
Item 16A.	Audit Committee Financial Expert	3.9 (The work of the board of directors—Audit Committee)
Item 16B.	Code of Ethics	3.10 (Risk management and internal control—Code of Conduct)
Item 16C.	Principal Accountant Fees and Services	3.15 (External auditor)
Item 16D.	Exemptions from the Listing Standards for Audit Committees	3.1 (Implementation and Reporting—Compliance with NYSE listing rules)
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	5.1 (Shareholder Information—Shares purchased by issuer)
Item 16F.	Changes in Registrant's Certifying Accountant	N/A
Item 16G.	Corporate Governance	3.1 (Implementation and Reporting—Compliance with NYSE listing rules)
Item 16H	Mine Safety Disclosure	N/A
Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	4.1 (Consolidated financial statements of the Equinor Group)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ ···· **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2020

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Date of event requiring this shell company report

Commission file number 1-15200

Equinor ASA
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant's Name Into English)

Norway
(Jurisdiction of Incorporation or Organization)

Forusbeen 50, N-4035, Stavanger, Norway
(Address of Principal Executive Offices)

Svein Skeie
Chief Financial Officer
Equinor ASA
Forusbeen 50, N-4035
Stavanger, Norway
Telephone No.: 011-47-5199-0000
Fax No.: 011-47-5199-0050
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares	**EQNR**	**New York Stock Exchange**
Ordinary shares, nominal value of NOK 2.50 each	**EQNR**	**New York Stock Exchange***

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act: **None**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **None**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of NOK 2.50 each   **3,246,245,216**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

         ☒·Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

         ☐ Yes   ☒·No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         ☒·Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

         ☒·Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐   International Financial Reporting Standards as issued   Other ☐
                 by the International Accounting Standards Board ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

       Item 17 ☐
       Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

         ☐ Yes   ☒·No

Photos

Pages 1, 5, 40, Einar Aslaksen
Pages 3, 6, 7, 17, 19, 26, 31, 34, 45, 48, 52, 78, 85, 111, 114, Ole Jørgen Bratland
Pages 10, 12, Arne Reidar Mortensen
Page 32, Øyvind Gravås/Woldcam
Page 39, Michal Wachucik




Equinor ASA

Box 8500
NO-4035 Stavanger
Norway
Telephone: +47 51 99 00 00

www.equinor.com